Form 40-F
period 2002-12-31
DOMTAR INC /CANADA
filed 2003-03-27
CIK 819817

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2002	Commission File Number	9682

Domtar Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English (if applicable)

Canada

(Province of other jurisdiction of incorporation or organization)

2621

(Primary Standard Industrial Classification Code-Number (if applicable))

Not applicable

(I.R.S. Employer Identification Number (if applicable))

395 de Maisonneuve Blvd. West, Montreal, Quebec, Canada H3A 1L6 (514) 848-5400

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 111 Eighth Avenue, New York, N.Y. 10011, (212) 664-1666

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares — no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

8 3/4% Notes due 2006, 9 1/2% Debentures due 2016, 7.875% Notes due 2011

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ ]	Annual Information form	[X]	Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares — 227,680,352 shares

     Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes	82-	No	X

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the last 90 days.

Yes	X	No

Form 40-F

Domtar Inc.

March 27, 2003

TABLE OF CONTENTS

Controls and Procedures;

Management’s Discussion and Analysis of Annual Results of Operations;

Management’s statement of responsibility and Auditors’ report;

Comments by Auditors for U.S. readers on Canada-U.S. reporting difference;

Audited consolidated financial statements of Domtar Inc. as at and for the year ended December 31, 2002;

Exhibit 1.

FORWARD-LOOKING STATEMENTS

     This annual report on Form 40-F contains forward-looking statements, including, without limitation, those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for products and the pricing pressures thereto, financial condition of the customers and competitors, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions such as rates of economic growth in the Company’s principal geographic markets or fluctuations in exchange and interest rates.

     Figures prior to 2002 have been restated to account for the adoption of the amended Canadian Institute of Chartered Accountants recommendations regarding foreign currency translation.

Controls and Procedures

Disclosure Controls and Procedures

In accordance with the rules of the Securities and Exchange Commission, Domtar maintains disclosure controls and procedures and, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of these disclosure controls and procedures within 90 days prior to the date of this report. Based on that evaluation, Domtar’s Chief Executive Officer and Chief Financial Officer concluded that, as of the date of the evaluation, Domtar’s disclosure controls and procedures were adequate and effective.

Change in Internal Controls

There were no significant changes in Domtar’s internal controls or in other factors that could significantly affect these internal controls subsequent to the date on which the Chief Executive Officer and Chief Financial Officer completed their evaluation of these controls.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of operations of Domtar Inc. and its subsidiaries (the Corporation) as well as its joint ventures (collectively Domtar). Domtar’s common shares are listed on the Toronto and New York stock exchanges. The MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties, such as: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in the Corporation’s continuous disclosure filings. Therefore, the actual results of the Corporation may be materially different from those expressed or implied by such forward-looking statements. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). This MD&A should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto.

Our business

Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.

Papers

We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper facilities in Canada and five in the United States, with an annual paper production capacity of approximately 2.8 million tons of paper, which are complemented by strategically located warehouses and sales offices. More than 50% of our paper production capacity is located in the United States and approximately 85% of our paper sales are generated in that country. Uncoated and coated freesheet papers, our principal products, are used for business, commercial printing and publication, and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

Categories	Business Papers		Commercial Printing and Publication Papers			Technical and Specialty Papers

Types	Uncoated Freesheet				Coated Freesheet	Uncoated and Coated Freesheet

Grades	Copy	Premium imaging/Technology papers	Offset Business converting	Lightweight Opaques Text, cover and writing	Lightweight Premium Regular	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables

Applications	Photocopies Office documents Presentations		Pamphlets Brochures Direct mail Commercial printing Forms & envelopes	Stationery Brochures Annual reports Books Catalogues	Brochures Annual reports Books Magazines Catalogues	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers

Capacity*	As at January 1, 2003:		2.8 million tons

	0.8 million tons 29%	0.2 million tons 7%	0.6 million tons 22%	0.4 million tons 14%	0.4 million tons 14%	0.4 million tons 14%

*	The allocation of production capacity may vary from year to year in order to take advantage of market conditions.

Our business (continued)

We sell paper primarily through a large network of owned and independent merchants which distribute our paper products from over 350 locations throughout North America. We also sell our products to a variety of customers including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp produced in excess of our internal requirements (net position), which was approximately 630,000 tons in 2002.

Our Papers business is our most important segment and represented 59% of our consolidated net sales in 2002, or 65% when including sales of Domtar paper through our own Paper Merchants business.

Paper Merchants

Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by us as well as by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Our Canadian paper merchants operate a total of eight branches in eastern Canada (Buntin Reid in Ontario, JBR/La Maison du Papier in Québec and The Paper House in the Atlantic Provinces) while our US paper merchant (RIS Paper) services a large customer base from 20 locations in the Northeast, Midwest and the Mid-Atlantic regions of the United States. Our Paper Merchants business represented 22% of our consolidated net sales in 2002, or 16% when excluding sales of Domtar paper.

Wood

Our Wood business comprises the manufacture and marketing of lumber and wood-based value-added products as well as the management of forest resources. We operate 11 sawmills, one planer mill and one remanufacturing facility, with an annual capacity of 1.2 billion board feet. We also have a participation in three partnerships/joint ventures. We seek to optimize forestlands for which we are responsible through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 8% of our consolidated net sales in 2002.

Packaging

Our Packaging business comprises our 50% ownership interest in Norampac Inc. (Norampac), a joint venture between Domtar Inc. and Cascades Inc. The Board of Directors of Norampac is composed of four representatives from each of Domtar Inc. and Cascades Inc. The Chairman of the Board is a Domtar Inc. representative while the President and CEO is a Cascades Inc. representative. Norampac’s debt is non-recourse to Domtar Inc. As required by Canadian GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.

Norampac’s network of 25 corrugated packaging plants, strategically located across Canada and including facilities in the United States and Mexico, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac’s eight containerboard mills that have a combined annual capacity of more than 1.6 million tons. Our Packaging business represented 11% of our consolidated net sales in 2002.

Summary of operating results

	Years ended December 31

	2002	2001[1]

Financial highlights (In millions of Canadian dollars, unless otherwise noted)
Net sales	5,490	4,377
EBITDA	809	607
Operating profit	384	313
Operating profit excluding Closure Costs	447	313
Net earnings	141	140
Net earnings per share (basic)	0.62	0.72
ROE (%)	6	7
Net sales allocation by segment (%):
Papers	59	51
Paper Merchants	22	27
Wood	8	9
Packaging	11	13

Total	100	100
Selling price index (%)	93	97

2002 highlights

Net sales of $5.5 billion

Net sales for 2002 totaled $5,490 million, up $1,113 million or 25% from net sales of $4,377 million in 2001. This increase was mainly due to the inclusion of net sales of the four U.S. integrated pulp and paper mills (the Acquired Mills) acquired on August 7, 2001 (the Acquisition) for twelve months in 2002 compared to five months in 2001. The inclusion of our share of net sales of Norampac’s recent acquisitions also contributed to the increase. Excluding the impact of these acquisitions, net sales in 2002 would have decreased by $22 million over 2001 mainly due to lower product prices, partially offset by higher shipments in all of our businesses, except for containerboard, and the positive impact of a stronger U.S. dollar. Benchmark nominal prices for 2002 were at 93% of trend compared to 97% in 2001. (See “Sensitivity analysis”.)

Operating profit of $384 million

On March 27, 2002, we announced plans to permanently shut down the St. Catharines, Ontario, paper mill. The shutdown of this paper mill, which occurred at the end of September 2002, resulted in a charge to first quarter 2002 earnings of $45 million ($30 million net of income taxes, or $0.13 per common share). This charge included $14 million related to the write down to the estimated net realizable value of property, plant and equipment as well as $31 million of charges for other commitments and contingencies. These closure costs will be referred to as “Paper Closure Costs”.

Also on March 27, 2002, we announced the shutdown of a paper machine at the Nekoosa, Wisconsin, paper mill resulting from a study, initiated at the time of the Acquisition, which reviewed overall paper machine capacity, market demand and respective paper manufacturing costs across all mills. Charges related to the closure of this paper machine, amounting to $10 million, were accounted for as part of the purchase price and allocated to the assets acquired and liabilities assumed as of the acquisition date, in accordance with Canadian Institute of Chartered Accountants (CICA) recommendations, and thus had no impact on 2002 earnings.

[1]	Figures have been restated following the application of amended accounting recommendations that are described in “Accounting Changes”.

2002 highlights (continued)

On November 29, 2002, we announced the permanent closure of our wood products remanufacturing facility in Daveluyville, Québec, and our hardwood lumber operation in Sault Ste. Marie, Ontario. These closures resulted in a charge to fourth quarter 2002 earnings of $18 million ($12 million net of income taxes, or $0.05 per common share). This charge included $13 million related to the write down to the estimated net realizable value of property, plant and equipment as well as $5 million for other commitments and contingencies. These closures, which occurred at the end of January 2003, will be referred to as “Wood Closure Costs”.

The Paper Closure Costs and Wood Closure Costs are referred to in aggregate as “Closure Costs”.

Cost of sales increased by $807 million in 2002 or by 23% compared to 2001. This was mainly due to the inclusion of cost of sales of the Acquired Mills for twelve months in 2002 compared to five months in 2001, to our share of Norampac’s cost of sales related to recent acquisitions, and to higher shipments in all of our businesses other than containerboard. This increase was partially offset by lower purchased fiber and energy costs as well as by a $16 million investment tax credit related to research and development expenditures for prior years.

Selling, general and administrative (SG&A) expenses increased by $68 million in 2002 or by 27% compared to 2001. This increase was mainly due to the inclusion of SG&A expenses of the Acquired Mills and to our share of Norampac’s recent acquisitions, partially offset by the impact of our cost reduction initiatives. The 2001 SG&A expenses had been reduced by $14 million related to the cashing in of certain insurance policies.

As a result of the factors mentioned above, earnings before financing expenses, income taxes and amortization (EBITDA) for 2002 amounted to $809 million (or $845 million before Closure Costs) compared to $607 million in 2001. Operating profit for 2002 amounted to $384 million (or $447 million before Closure Costs) compared to $313 million in 2001, as presented below:

Variance analysis 2002 vs 2001 (In millions of Canadian dollars)
2001 operating profit	313
Quality and profitability improvement programs	116
Acquired Mills — incremental 7 months	96
Impact of the U.S. dollar	34
Net impact of softwood lumber duties	9
Lower average transaction prices	(121)

2002 operating profit (before Closure Costs)	447

Net earnings of $141 million

Net earnings in 2002 amounted to $141 million ($0.62 per common share) compared to net earnings of $140 million ($0.72 per common share) in 2001. Excluding Closure Costs, net earnings in 2002 amounted to $183 million ($0.80 per common share). The 2001 net earnings have been restated to include the recognition of unrealized foreign exchange losses of $12 million net of income taxes ($0.06 per common share) in accordance with amended accounting recommendations. Also included in the 2001 net earnings was an income tax benefit of $39 million ($0.20 per common share) related to a reduction in enacted income tax rates and a revaluation of future income tax assets.

In 2002, we delivered a 6% return on average common shareholders’ equity (ROE) compared to 7% in 2001. Excluding Closure Costs, ROE in 2002 was maintained at 7%, despite a difficult economic environment as evidenced by the 4% decrease in our selling price index.

Free cash flow

We generated free cash flow (cash flows from operating activities less net additions to property, plant and equipment) of $454 million in 2002 compared to $447 million in 2001. When excluding net additional cash proceeds received from the sales of receivables, free cash flow amounted to $428 million in 2002 compared to $269 million in 2001. Free cash flow generated in 2002 was applied primarily to debt reduction.

[1]	Figures have been restated following the application of amended accounting recommendations that are described in “Accounting Changes”.

Papers

	Years ended December 31

Selected information (In millions of Canadian dollars, unless otherwise noted)	2002	2001

Net sales	3,234	2,237
Operating profit	301	246
Operating profit excluding Paper Closure Costs	346	246
Shipments:
Paper (’000 ST)	2,613	1,828
Pulp (’000 ADST)	789	505
Paper shipments product offering (%):
Copy and offset grades	55	48
Uncoated commercial printing & publication and premium imaging grades	18	19
Coated commercial printing & publication grades	13	20
Technical & specialty grades	14	13

Total	100	100
Benchmark nominal prices[1]:
Copy 20 lb sheets (US$/ton)	776	815
Offset 50 lb rolls (US$/ton)	692	719
Coated publication, no. 3, 60 lb rolls (US$/ton)	767	853
Pulp NBSK (US$/tonne)	491	558

[1]	Source: Pulp & Paper Week

Sales and operating profit

Net sales in our Papers business amounted to $3,234 million, an increase of $997 million or 45% over 2001. This increase was primarily due to the inclusion of net sales of the Acquired Mills for twelve months in 2002 compared to five months in 2001 and to the favorable effect of a stronger U.S. dollar. This increase was partially offset by the decline in transaction prices for both paper and pulp as well as to lower pulp shipments from our Canadian mills.

Operating profit in our Papers business amounted to $301 million in 2002, a 22% increase over $246 million in 2001. Excluding the $45 million provision related to Paper Closure Costs, operating profit amounted to $346 million in 2002, a $100 million or 41% increase over 2001. This increase was primarily due to the inclusion of operating profit of the Acquired Mills for twelve months in 2002 compared to five months in 2001 and to the realization of Acquisition-related synergies. The Papers business also benefited from a $16 million investment tax credit related to research and development expenditures of prior years, the favorable effect of a stronger U.S. dollar, as well as lower purchased fiber and energy costs. These positive factors were partially offset by the decline in transaction prices for both paper and pulp as well as to lower pulp shipments from our Canadian mills.

Pricing environment

The decline in our average transaction prices in 2002 as compared to 2001 in our Papers segment was lower than that of the benchmark nominal prices, which represent average market prices, for similar products.

Papers (continued)

Despite the implementation of price increases for copy and offset grades during the year, our 2002 average transaction prices for 20 lb copy sheets (business papers) and 50 lb offset rolls (uncoated commercial printing & publication papers) decreased by an average of US$18/ton compared to 2001.

Our weighted average transaction price for our coated commercial printing & publication papers in 2002 decreased by US$34/ton compared to 2001, reflecting the impact of imports on the coated market.

Despite successive US$10/tonne price increases for both hardwood and softwood pulp implemented in each of May, June and July 2002, pulp transaction prices declined during the latter part of the year. Our 2002 average Northern Bleached Softwood Kraft (NBSK) and Northern Bleached Hardwood Kraft (NBHK) pulp transaction prices decreased by an average of US$23/tonne compared to 2001. Effective February 1, 2003, a US$20/tonne price increase has been announced for both softwood and hardwood pulp with a further US$40/tonne price increase for both products effective March 1, 2003.

Production efficiency

During 2002, we substantially completed our efforts to integrate the Acquired Mills in our Papers business. By year-end, the majority of our new employees (96% of employees of the Acquired Mills) had participated in interactive training sessions related to Domtar’s management philosophy and corporate values. In addition, approximately 11% of our new employees of the Acquired Mills have participated in Kaïzen continuous improvement workshops.

In 2002, we took market-related downtime, curtailing production by 55,000 tons of paper, representing approximately 2% of our 2002 production capacity. This, as well as the impact of the above-mentioned closures of two paper machines in St. Catharines and one in Nekoosa which permanently curtailed 80,000 tons of paper production, reflects our commitment to adjust production to customers’ needs.

From December 20, 2002 to January 19, 2003, we halted production at the Lebel-sur-Quévillon, Québec, pulp mill due to declining prices for softwood pulp. Production curtailment of pulp totaled 52,000 tons for 2002.

During 2002, we continued to focus our efforts on reducing our costs and on achieving synergies related to the Acquisition. As at December 31, 2002, our synergies had reached an annualized run rate of US$80 million, surpassing our US$65 million objective.

Paper Merchants

	Years ended December 31

Selected information (In millions of Canadian dollars)	2002	2001

Net sales	1,193	1,188
Operating profit	25	17

Sales and operating profit

Despite a difficult first half of 2002, particularly in the United States, net sales in the Paper Merchants business amounted to $1,193 million, an increase of $5 million over 2001. This increase was due to continued volume growth and market share gains realized throughout 2002, partially offset by lower average selling prices compared to 2001.

Operating profit in the Paper Merchants business of $25 million generated an operating margin of 2.1% in 2002 compared to $17 million operating profit or 1.4% operating margin in 2001. In addition to the impact of higher volume, operating profit increased due to favorable sales mix and lower operating costs resulting from the consolidation of our American and Canadian merchant businesses into one group.

Wood

	Years ended December 31

Selected information (In millions of Canadian dollars, unless otherwise noted)	2002	2001

Net sales	462	410
Operating loss	(16)	(46)
Operating profit (loss) excluding Wood Closure Costs	2	(46)
Operating profit (loss) excluding Wood Closure Costs and softwood lumber duties	13	(26)
Shipments (millions of FBM)	1,037	982
Shipments product offering (%):
Random lengths	42	44
Studs	36	36
Value-added	16	14
Industrial	6	6

Total	100	100
Benchmark nominal prices[1]:
Lumber 2x4 R/L no. 1 & no. 2 (US$/MFBM)	331	346
Lumber 2x4x8 stud (US$/MFBM)	334	345

[1]	Source: Random Lengths.

Sales and operating profit

Net sales in our Wood business amounted to $462 million, an increase of $52 million or 13% over 2001. Excluding the net impact of duties on exports of softwood lumber to the United States, net sales amounted to $473 million in 2002 compared to $430 million in 2001. The increase in net sales was primarily due to higher shipments, a better sales mix stemming from upgrades to equipment and the favorable effect of a stronger U.S. dollar.

Operating loss amounted to $16 million in 2002 compared to an operating loss of $46 million in 2001. Excluding the $18 million provision related to Wood Closure Costs as well as the $11 million net impact of duties on exports of softwood lumber to the United States ($31 million cash deposits made in 2002 less the reversal of $20 million provision recorded in 2001), our Wood business reported a $13 million operating profit in 2002 compared to an operating loss of $26 million in 2001 when compared on the same basis. This $39 million improvement was primarily due to cost reduction initiatives, a better sales mix stemming from equipment upgrades and the favorable effect of a stronger U.S. dollar.

Pricing environment

In 2002, the variation in our average transaction prices was consistent with that of the market. Average benchmark nominal prices in 2002 for Great Lakes 2x4 studs were lower by US$11/MFBM and average benchmark nominal prices for random lengths were lower by US$15/MFBM compared to 2001.

Production efficiency

In June 2002, a decision was taken to halt the Ste-Marie and Ste-Aurélie sawmill operations for an undetermined period of time due to the Canada-U.S. softwood lumber dispute. In July 2002, the Grand-Remous sawmill ceased operations due to a dispute between the Barriere Lake First Nation and the governments of Québec and Canada. Although the dispute was settled, the sawmill has not been restarted because of market conditions.

Wood (continued)

In September 2002, we announced the combination of our timber and lumber operations. This initiative was considered necessary to further increase productivity, reduce costs and improve customer service in difficult market conditions.

In November 2002, we announced that the usual two-week holiday shutdowns at the sawmills would be extended for an additional two weeks at the Lebel-sur-Quévillon, Matagami and Malartic sawmills. These decisions were taken to avoid producing for inventory in a declining product price environment. These sawmills resumed operations on January 20, 2003.

In the Wood business, we continued to pursue sawmill modernization aimed at improving profitability. Productivity improvements were experienced at the Malartic, Matagami, White River and Nairn sawmills. We will continue to examine opportunities to further improve the profitability of the Wood business through additional cost reductions and strategic alternatives.

Packaging

	Years ended December 31

Selected information (In millions of Canadian dollars, unless otherwise noted)	2002	2001

Net sales	601	542
Operating profit	74	82
Shipments[1]:
Containerboard (’000 ST)	338	361
Corrugated containers (millions of square feet)	6,378	5,241
Benchmark nominal prices[2]:
Linerboard 42 lb (US$/ton)	427	445

Sales and operating profit

Our 50% share of Norampac’s net sales amounted to $601 million, an increase of $59 million or 11% over 2001. This was mainly due to higher volumes for corrugated products, primarily related to Norampac’s recent acquisitions, partially offset by lower net selling prices for containerboard and corrugated products.

Our 50% share of Norampac’s operating profit amounted to $74 million, a decrease of $8 million or 10% from the $82 million operating profit reported in 2001. This decrease was mainly attributable to a reduction of the net selling price of containerboard and corrugated products, partially offset by higher volumes of corrugated containers resulting from Norampac’s recent acquisitions.

Pricing environment

Despite the implementation of price increases of approximately US$25/ton for both medium and linerboard in July 2002, Norampac’s average kraft linerboard transaction prices decreased by US$18/ton in 2002 compared to 2001, consistent with the decrease in the benchmark nominal prices. Prices for corrugated boxes in 2002 benefited from a 9% price increase implemented in July, resulting in overall prices remaining relatively stable compared to 2001.

Production efficiency

During 2002, Norampac took market-related downtime at its containerboard mills for a total of 103,400 tons, representing approximately 7% of its North American production capacity. This reflects Norampac’s commitment to adjust production to customers’ needs.

[1]	Represents 50% of Norampac’s trade shipments.

[2]	Source: Pulp & Paper Week.

Financing expenses and income taxes

Financing expenses

In 2002, financing expenses amounted to $192 million, a $25 million increase over 2001. This increase resulted from the inclusion of interest on indebtedness related to the Acquisition for twelve months in 2002 compared to five months in 2001, partially offset by the impact of lower interest rates and interest rate swaps. Financing expenses in 2001, totaling $167 million, included unrealized foreign exchange losses of $15 million related to the valuation of our U.S. dollar denominated debt, in accordance with changes in accounting policies.

Income taxes

Our income tax expense for 2002 was $56 million, reflecting an effective tax rate of 28.4%, compared to income tax expense of $11 million, or an effective tax rate of 7.3% in the prior period. In 2001, a reduction in statutory enacted income tax rates and a revaluation of future income tax assets had resulted in a $39 million reduction in income tax expense. Excluding this reduction, the 2001 effective tax rate was 33.1%. The reduction in the effective tax rate reflects tax planning initiatives and a different tax jurisdiction mix.

Balance sheet

Our total consolidated assets were $6,847 million as at December 31, 2002 compared to $7,055 million as at December 31, 2001. Receivables amounted to $304 million as at December 31, 2002 compared to $300 million as at December 31, 2001. Total inventories as at December 31, 2002 were $736 million, a reduction of $43 million when compared to $779 million as at December 31, 2001. This decrease reflects the impact of inventory reduction programs as well as mill closures. Property, plant and equipment as at December 31, 2002 totaled $5,387 million compared to $5,612 million as at December 31, 2001. This $225 million decrease was mainly due to a lower level of capital expenditures as compared to amortization expense during the year.

Trade and other payables were $749 million as at December 31, 2002 compared to $708 million as at December 31, 2001, an increase of $41 million. This increase was mainly due to higher trade accounts payables and provisions for Closure Costs, partially offset by the $20 million reversal of provision for duties on exports of softwood lumber to the United States. Long-term debt (including the portion due within one year) as at December 31, 2002 decreased to $2,514 million compared to $2,921 million as at December 31, 2001, mainly reflecting repayments on our term loan.

Liquidity and capital resources

	Years ended December 31

Selected information (In millions of Canadian dollars)	2002	2001

Cash flows provided from operating activities before changes in working capital and other items	632	436
Changes in working capital and other items	45	291

Cash flows provided from operating activities	677	727
Net additions to property, plant and equipment	(223)	(280)

Free cash flow	454	447
Net debt-to-total-capitalization ratio (in %)	49	55

Our principal liquidity requirements are for working capital, capital expenditures, and principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the issuance of debt and/or equity.

Operating activities

Cash flows provided from operating activities in 2002 amounted to $677 million, a $50 million decrease over 2001. Net additional cash proceeds from the sales of receivables were $26 million in 2002 compared to $178 million in 2001. Excluding net additional cash proceeds from the sales of receivables, cash flows provided from operating activities amounted to $651 million in 2002 compared to $549 million in 2001. This $102 million increase in cash flows was mainly due to an increase in EBITDA.

Liquidity and capital resources (continued)

Investing activities

Cash flows used for investing activities in 2002 amounted to $249 million compared to $2,901 million in 2001. Investing activities in 2001 included $2,569 million related to the Acquisition.

Net additions to property, plant and equipment for the year ended December 31, 2002 amounted to $223 million, a $57 million decrease over 2001. We intend to limit our annual capital expenditures over a business cycle to 75% of amortization, or approximately $290 million in 2003, including approximately $140 million for capital expenditures relating to the long-term sustainability of our equipment.

Free cash flow (cash flows from operating activities less net additions to property, plant and equipment) for 2002 totaled $454 million compared to $447 million in 2001. When excluding net additional proceeds received from the sales of receivables, free cash flow amounted to $428 million in 2002 compared to $269 million in 2001. The year-over-year increase in free cash flow reflects the increase in EBITDA, as well as our reduced level of capital spending. Free cash flow generated in 2002 was applied primarily to debt reduction.

Financing activities

Cash flows used for financing activities in 2002 amounted to $426 million compared to cash flows generated of $2,181 million in 2001. In 2002, repayment of long-term debt related mainly to the bank term loan. In 2001, issuances and repayments of long-term debt related principally to the financing of the Acquisition.

As at December 31, 2002, our net debt-to-total-capitalization ratio was 49%, a decrease of 6% over the 55% as at December 31, 2001. Net indebtedness, including $191 million representing our 50% share of the net indebtedness of Norampac, was $2,496 million as at December 31, 2002. This compares to $2,930 million at the end of 2001, including $192 million for our 50% share of the net indebtedness of Norampac. We intend to further reduce our net debt-to-total-capitalization ratio to 45% or below by December 31, 2003.

As at December 31, 2002, the balance of the US$1 billion bank term loan, initially entered into to finance the Acquisition, was US$480 million ($758 million), a decrease of US$250 million ($392 million) from December 31, 2001. The term loan bears interest based on the U.S. dollar LIBOR rate or the U.S. prime rate, plus a margin that varies with Domtar’s credit rating.

As at December 31, 2002, of the US$500 million revolving credit facility, $8 million was drawn in the form of overdraft and included in “Bank Indebtedness” and $9 million (US$6 million) of letters of credit were outstanding, resulting in US$489 million ($773 million) of availability under this facility. As at December 31, 2001, $15 million was drawn in the form of overdraft and $11 million (US$7 million) letters of credit were outstanding. Borrowings under this revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or the U.S. dollar LIBOR rate or the prime rate, plus a margin that varies with Domtar’s credit rating. This bank facility also requires commitment fees in accordance with standard banking practices.

Our borrowing agreements contain restrictive covenants. In particular, our US$500 million unsecured revolving credit facility contains covenants that require compliance with certain financial ratios on a quarterly basis. Also, the indentures related to the 10% and 10.85% debentures limit the amount of dividends that we may pay, the amount of shares that we may repurchase for cancellation and the amount of new debt we may incur.

In 2002, common shares amounting to $21 million were issued pursuant to our stock option and share purchase plans. In 2001, we issued common shares related to the financing of the Acquisition for a net consideration of $499 million. During 2002, we did not purchase for cancellation any of our common shares. During 2001, we purchased 283,400 common shares under a Normal Course Issuer Bid.

As at February 28, 2003, we had 227,924,367 common shares, 69,576 Series A Preferred Shares and 1,710,000 Series B Preferred Shares, which were issued and outstanding.

Off balance sheet arrangements

In the normal course of business, we finance certain of our activities off balance sheet through leases and securitizations.

Leases

On an ongoing basis, we enter into operating leases for plant and equipment. Minimum future rental payments under these operating leases, determined as at December 31, 2002, amounted to $152 million, of which $37 million related to our proportionate share of Norampac.

Securitizations

We sell a portion of our Canadian and U.S. accounts receivables through securitization programs. As at December 31, 2002, the value of securitized receivables amounted to $264 million compared to $238 million as at December 31, 2001. We expect to continue to sell receivables on an ongoing basis, given the attractive discount rates. Should we decide to discontinue these programs, our working capital and our bank debt requirements would increase. Such sales of receivables are contingent upon Domtar retaining specified credit ratings.

Contractual obligations and commercial commitments

In the normal course of business, we enter into certain contractual obligations and commercial commitments. The following tables provide our obligations and commitments as at December 31, 2002:

Contractual obligations (In millions of Canadian dollars)

						2008 &
Contract type	2003	2004	2005	2006	2007	thereafter	Total

Debentures and notes	68	50	50	849	1	1,478	2,496
Other	2	1	1	1	1	12	18

Long-term debt	70	51	51	850	2	1,490	2,514
Operating leases	39	33	21	17	11	31	152

Total obligations	109	84	72	867	13	1,521	2,666

Commercial commitments (In millions of Canadian dollars)

						2008 &
Commitment type	2003	2004	2005	2006	2007	thereafter	Total

Letters of credit	8	1	—	—	—	—	9
Other commercial commitments*	72	48	37	35	28	45	265

Total commitments	80	49	37	35	28	45	274

*	Includes commitments to purchase roundwood, wood chips, gas, electricity, steam and certain chemicals.

For 2003 and the foreseeable future, we expect cash flows from operations and from our various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

2001 compared to 20001

Net sales in 2001 totaled $4,377 million, up $779 million or 22% from net sales of $3,598 million in 2000. This increase was mainly due to the inclusion of net sales of the Acquired Mills for five months in 2001, the inclusion of net sales of Ris Paper for twelve months in 2001 compared to five months in 2000, as well as the inclusion of our share of net sales of Norampac’s 2001 acquisitions. Net sales were also favorably impacted by a stronger U.S. dollar. Excluding the impact of these acquisitions, net sales would have decreased by $303 million over 2000, mainly due to lower transaction prices for all our products, except for lumber, and lower shipments for all our businesses resulting from production curtailments taken in order to adjust to customers’ needs.

[1]	Figures have been restated following the application of amended accounting recommendations that are described in “Accounting Changes”.

2001 compared to 20001 (continued)

Cost of sales increased by $811 million or 30% in 2001 compared to 2000 due mainly to the inclusion of cost of sales of the Acquired Mills, Ris Paper, and our share of cost of sales of Norampac’s 2001 acquisitions, as well as a $30 million increase in energy costs and increases in certain other production costs. The impact of these increases was partially offset by lower shipments for all of our businesses, excluding the impact of the acquisitions mentioned above, and lower purchased fiber costs.

SG&A expenses increased by $76 million or 42% in 2001 compared to 2000. This increase was mainly due to the inclusion of SG&A expenses of Ris Paper, the Acquired Mills and our share of Norampac’s 2001 acquisitions.

As a result of the factors mentioned above, EBITDA amounted to $607 million in 2001 compared to $715 million in 2000, and operating profit in 2001 amounted to $313 million compared to $476 million in 2000.

Net earnings amounted to $140 million ($0.72 per common share) in 2001 compared to $262 million ($1.42 per common share) in 2000. The 2001 net earnings benefited from the cashing in of certain insurance policies as well as a reduction in statutory enacted income tax rates, representing $9 million ($0.05 per common share) and $39 million ($0.20 per common share), respectively. For the year ended December 31, 2000, a reduction in statutory enacted income tax rates and a revaluation of future income tax assets resulted in a reduction in income tax expense of $30 million ($0.16 per common share).

In 2001, we delivered a 7% ROE, and this in a difficult economic context, as evidenced by the 5% decrease in our selling price index, compared to an ROE of 15% in 2000.

We generated free cash flow of $447 million in 2001 compared to $339 million in 2000. Excluding net additional proceeds received from the sales of receivables, free cash flow in 2001 amounted to $269 million, in a difficult market environment, compared to $279 million in 2000.

As at December 31, 2001, our net debt-to-total-capitalization ratio was 55% compared to a ratio of 37% at December 31, 2000 and approximately 65% at the date of the Acquisition. Net indebtedness, including $192 million for our 50% share of the net indebtedness of Norampac, was $2,930 million at December 31, 2001 compared to $1,809 million at the end of 2000, including $158 million for our 50% share of the net indebtedness of Norampac. The value of securitized receivables amounted to $238 million as at December 31, 2001 compared to $60 million as at December 31, 2000.

Accounting changes

Stock-based compensation and other stock-based payments

Effective January 1, 2002, we have adopted the new CICA recommendations relating to the accounting for stock-based compensation and other stock-based payments. The recommendations require the use of a fair-value based approach of accounting for stock-based payments to non-employees. The recommendations do not require the use of the fair value method when accounting for stock-based awards to employees, except for stock-based compensation that meets specific criteria. However, we have chosen to record an expense for the stock options granted to our employees using the fair value method.

In accordance with the transitional provisions of the new accounting recommendations, we have adopted the new recommendations for awards granted after January 1, 2002. The effect of the adoption of the recommendations has been reflected as a charge of $4 million ($0.02 per common share) for the year ended December 31, 2002.

Foreign currency translation

Effective January 1, 2002, we have adopted the amended CICA recommendations relating to the accounting for foreign currency translation. These recommendations eliminate the requirement to defer and amortize unrealized exchange gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period.

[1]	Figures have been restated following the application of amended accounting recommendations that are described in “Accounting Changes”.

Accounting changes (continued)

In accordance with the transitional provisions of the amended accounting recommendations, we have applied these recommendations retroactively with restatement of prior years. The cumulative effect of the adoption of the recommendations has been reflected as a charge of $14 million ($9 million net of income taxes) to opening retained earnings for the year ended December 31, 2000. Financing expenses for the years ended December 31, 2001 and 2000 were increased by $15 million ($12 million net of income taxes, or $0.06 per common share) and $18 million ($13 million net of income taxes, or $0.07 per common share), respectively, to reflect the application of these recommendations.

The Corporation has designated all of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries and, to the extent necessary, as a foreign currency hedge of its future U.S. dollar revenue streams. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the “Accumulated foreign currency translation adjustments” account. For the remaining U.S. dollar denominated long-term debt designated as a hedge of future U.S. dollar revenue streams, exchange gains and losses are deferred and recognized when the designated revenue is earned or such time as the hedge ceases to be effective. Consequently, there was no impact on the results of the Corporation for 2002.

Norampac has designated a portion of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the “Accumulated foreign currency translation adjustments” account. For the remaining U.S. dollar denominated long-term debt the exchange gains and losses are included in “Financing expenses”.

Goodwill and intangible assets

Effective January 1, 2002, we ceased the amortization of goodwill with the adoption of the new CICA recommendations relating to the accounting for goodwill and other intangible assets. These recommendations require goodwill to no longer be amortized and be tested annually for impairment. Intangible assets with a finite life will continue to be amortized over their useful life.

In accordance with the transitional provisions of the new accounting recommendations, we have performed the impairment test of our goodwill and have determined that no write down for impairment was necessary. We have also reclassified, to timber and timber lands, an amount of $12 million recorded in goodwill in prior years. This amount, now presented under “Property, plant and equipment”, meets the criteria allowing its reclassification from goodwill. For the years ended December 31, 2001 and 2000, goodwill amortization expense was $4 million ($0.02 per common share) and $2 million ($0.01 per common share), respectively.

Disclosure of guarantees

In February 2003, the CICA issued an accounting guideline on the financial statements disclosures to be made by a guarantor relative to its obligations under guarantees. Effective for the fiscal year beginning January 1, 2003, the accounting guideline requires the disclosure of the nature of the guarantee, approximate term of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, the maximum potential amount of future payments, the current carrying amount of the liability, the nature of any recourse provision and any assets held as collateral. In accordance with the transitional provisions of this accounting guideline, we adopted the recommendations for the year ended December 31, 2002.

Impact of accounting pronouncements not yet implemented

Impairment of long-lived assets

In December 2002, the CICA issued new recommendations relating to the impairment of long-lived assets, such as property, plant and equipment. These recommendations provide accounting guidance for the determination of a long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. These recommendations are effective for fiscal years beginning on or after April 1, 2003. As the impairment test is based on the recoverability of any group of assets from which cash flows are identifiable, we are currently assessing the impact that this recommendation will have on our results of operations and financial position.

Impact of accounting pronouncements not yet implemented (continued)

Disposal of long-lived assets and discontinued operations

In December 2002, the CICA issued new recommendations relating to the disposal of long-lived assets, such as property, plant and equipment, and discontinued operations. These recommendations provide accounting guidance for disposal of long-lived assets and presentation and disclosure for discontinued operations. These recommendations are effective for disposal activities initiated on or after May 1, 2003.

Hedging relationships

In November 2002, the CICA amended accounting guideline relating to hedging relationships. This accounting guideline must be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. We do not expect these recommendations to have an initial impact on our financial statements upon adoption.

Critical accounting policies

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On a regular basis, management reviews its estimates, including those related to environmental matters, amortization methods and useful lives, impairment of assets, pension and other employee future benefit plans, and income taxes based upon currently available information. Actual results could differ from those estimates.

The following critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty. To the best of our knowledge and belief, based on the information currently available, management does not believe that the variation in the estimates reflected in the consolidated financial statements could have a material adverse effect on our results of operations or financial condition.

Environmental matters

Environmental expenditures for effluent treatment, air emission, landfill operation and closure, asbestos containment and removal, bark pile management, and sylviculture activities (together referred to as environmental matters) are expensed or capitalized depending upon their future economic benefit. In the normal course of business, we incur certain operating costs for environmental matters which are expensed as incurred. Expenditures for property, plant and equipment that prevent future environmental contamination are capitalized and amortized on a straight-line basis over a period of 10 to 30 years. Provisions for environmental matters are not discounted and are recorded when remediation efforts are likely and can be reasonably determined. As at December 31, 2002, we had a provision of $75 million for environmental matters.

We continue to take remedial action under our Care and Control Program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, the development of technological applications and the allocation of liability among potentially responsible parties.

While we believe that we have determined the costs for environmental matters likely to be incurred in the next several years, based on known information, our ongoing efforts to identify potential environmental concerns that may be associated with our properties may lead to future environmental investigations. These efforts may result in the determination of additional environmental costs and liabilities which cannot be reasonably estimated at this time.

Impairment of assets

At least annually, we assess whether there has been a permanent impairment in the value of assets. For assets other than goodwill, this is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the asset as of the assessment date. Goodwill is subject to an annual impairment test which is accomplished by comparing the fair value of the reporting units with their respective carrying amount. Estimates of future cash flows and fair values require judgment and may change.

Critical accounting policies (continued)

Pension and other employee future benefit plans

We account for pension and other employee future benefits in accordance with CICA recommendations. As such, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences between actual results and those assumed is a guiding principle of these recommendations. This approach allows for a gradual recognition of changes in benefit obligations and plan performance over the expected average remaining service life of the active employee group covered by the plans.

Pension and other employee future benefits assumptions include the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements and terminations or disabilities. Changes in these assumptions result in actuarial gains or losses which, in accordance with CICA recommendations, we have elected to amortize over the expected average remaining service life of the active employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the accrued benefit obligation and the market-related value of plan assets as at the beginning of the year. The future effect on our results of operations is dependent on economic conditions, employee demographics, mortality rates and investment performance.

The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the accrued pension benefit obligation, the accrued other employee future benefits obligation and related net periodic benefit cost for 2002. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.

Sensitivity analysis
Pension and other employee future benefits

(In millions of Canadian dollars)		Pension		Other employee future benefits

		Accrued	Net periodic	Accrued	Net periodic
		benefit	benefit	benefit	benefit
		obligation	cost	obligation	cost

Expected rate of return on assets
Impact of:	1% increase	—	(10)	N/A	N/A
	1% decrease	—	10	N/A	N/A

Discount rate
Impact of:	1% increase	(119)	(7)	(12)	(1)
	1% decrease	121	10	14	1

Assumed overall health care cost trend
Impact of:	1% increase	N/A	N/A	8	1
	1% decrease	N/A	N/A	(6)	(1)

Risks and uncertainties

Product prices

Our financial performance is sensitive to the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses. (See “Sensitivity analysis”.)

Operational

The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers and distributors, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy and other raw material prices as a result of changing economic or political conditions or due to particular supply and demand considerations.

Risks and uncertainties (continued)

Foreign exchange

Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. The prices for many of our products, including those we sell in Canada, are generally driven by U.S. prices of similar products. We generate approximately US$1 billion of U.S. dollar denominated sales annually from our Canadian operations. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces the amount of Canadian dollar revenues we realize on sales. Exchange rate fluctuations are beyond our control and the U.S. dollar may depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. In order to reduce the potential negative effect of a weakening U.S. dollar, we may hedge the value of a portion of our future U.S. dollar net cash inflows for periods of up to three years. Our hedging arrangements as at December 31, 2002, included forward contracts totaling US$132 million maturing in 2003 that commit us to selling U.S. dollars at an average exchange rate of 1.50, as well as currency options purchased totaling US$144 million that give us the option to sell U.S. dollars at 1.43 in 2003. In addition, we have currency options sold totaling US$144 million maturing in 2003, which limit us from benefiting from a U.S. dollar trading above an average exchange rate of 1.51.

Environmental regulations

We are subject to United States and Canadian environmental regulations relating to, among other matters, effluent and air emissions, timber cutting, waste management, groundwater quality, plant and wildlife protection, landfill sites and employee health and safety. These regulations require us to obtain and comply with the conditions of permits and authorizations from the appropriate governmental authorities. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. If we fail to comply with applicable requirements, our operations at the affected facilities could be interrupted and we could be required to incur significant additional expenditures which could negatively impact our financial results and financial condition. In addition, changes in environmental laws and regulations or their application could require us to make further significant expenditures.

Failure to comply with applicable environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures.

The Pulp and Paper industry in the United States is subject to the Cluster Rules that further regulate effluent and air emissions. We presently comply with all current regulations and we anticipate spending approximately $43 million to meet the further Cluster Rules requirements by 2005 and 2006.

Lumber export duties

Our sales of Wood represent approximately 8% of our consolidated net sales in 2002 and we export approximately 57% of our softwood lumber products to the United States.

The United States Department of Commerce announced that it had assessed the Canadian softwood lumber industry with final aggregate countervailing and antidumping duties at an average rate of 27.22%. Since May 22, 2002, based upon a final decision of the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian government has challenged the duties with the World Trade Organization and under the North American Free Trade Agreement.

We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or as a result of any new arrangement between the United States and Canada.

Sensitivity analysis

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

(In millions of Canadian dollars, except per share amounts)	Annual impact on1

	Operating	Net	Earnings
	profit	earnings	per share

Each US$10/unit change in price of:[2]
Papers
Copy and offset grades	21	14	0.06
Uncoated commercial printing & publication and premium imaging grades	9	6	0.03
Coated commercial printing & publication grades	5	3	0.01
Technical & specialty grades	6	4	0.02
Pulp — net position	8	5	0.02
Wood
Lumber	14	9	0.04
Packaging
Containerboard	5	3	0.01

Foreign exchange
CAN $0.01 change in relative value to the U.S. dollar
After hedging[3]	8	5	0.02
Before hedging	10	7	0.03

Interest rate
1% change in interest rates on our floating rate debt	N/A	5	0.02

Energy[4]
Natural gas
US$0.25/MMBtu change in price	6	4	0.02
Crude oil
US$1/barrel change in price	2	1	0.01

[1]	Based on an exchange rate of 1.515 and a marginal tax rate of 35%.

[2]	Based on budgeted 2003 capacity (in tons, tonnes or MFBM).

[3]	Based on currency hedging portfolio for the period of January 1 to December 31, 2003.

[4]	Based on budgeted 2003 consumption levels. The allocation between energy sources may vary during the year in order to take advantage of market conditions.

Sensitivity analysis (continued)

Benchmark nominal prices[1]	1995	1996	1997	1998	1999	2000	2001	2002	Trend[2]

Papers:
Copy 20 lb sheets (US$/ton)	1,123	848	769	780	778	877	815	776	831
Offset 50 lb rolls (US$/ton)	983	736	756	666	659	757	719	692	751
Coated publication, no. 3, 60 lb rolls (US$/ton)	1,200	943	941	909	851	948	853	767	984
Pulp NBSK (US$/tonne)	874	586	588	544	541	685	558	491	595
Wood:
Lumber 2x4x8 (US$/MFBM)	335	403	383	376	390	316	345	334	360
Packaging:
Linerboard 42 lb (US$/ton)	511	371	336	373	400	468	445	427	414

Selling price index	120%	100%	99%	94%	93%	102%
Selling price index after Acquisition							97%	93%	100%

[1]	Source: Pulp & Paper Week and Random Lengths.

The term “ton” refers to a short ton, an imperial unit of measurement which equals 0.9072 metric tonnes, and the term “tonne” refers to a metric tonne.

[2]	Source: Consensus of analysts of normalized pricing as at November 30, 2002.

Outlook 2003

The improvement in balance between demand and supply for uncoated freesheet presents favorable prospects for the future. Strengthening our customer relationships remains a priority. We will also continue to closely monitor inventories in order to maintain optimal levels and meet the needs of our customers.

While our current environment is filled with challenges beyond our control, such as the increase in energy costs and the fluctuation of the US dollar, we remain confident that our financial rigor and approach will help us mitigate these risks.

During 2003, we expect to reap the full benefits of our quality and profitability improvement programs. Not only should we realize the full impact of our Acquisition-related synergies (we reached an annualized run-rate of US$80 million as at December 31, 2002), but we should also achieve our two-year objective of $100 million of additional profitability by the end of 2003 through higher efficiencies, improved customer base and product offerings, and reduced costs throughout our operations.

We will continue to exercise financial discipline. We intend to limit our annual capital expenditures over a business cycle to 75% of amortization, and we intend to further reduce our net-debt-to-total capitalization ratio to 45% or below by December 31, 2003.

Our goal remains to provide superior returns to our shareholders and to be well-positioned to take advantage of growth opportunities.

Management’s statement of responsibility

The consolidated financial statements contained in this Annual Report are the responsibility of management, and have been prepared in accordance with Canadian generally accepted accounting principles. Where necessary, management has made judgments and estimates of the outcome of events and transactions, with due consideration given to materiality. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data included in the consolidated financial statements.

To discharge its responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The Corporation’s external auditors are responsible for auditing the consolidated financial statements and giving an opinion thereon. In addition, the Corporation maintains a staff of internal auditors whose functions include reviewing internal controls and their application on an ongoing basis.

The Board of Directors carries out its responsibility relative to the consolidated financial statements principally through its Audit Committee, consisting solely of outside directors, which reviews the consolidated financial statements and reports thereon to the Board. The Committee meets periodically with the external auditors, internal auditors and management to review their respective activities and the discharge of each of their responsibilities. Both the external auditors and the internal auditors have free access to the Committee, with or without management, to discuss the scope of their audits, the adequacy of the system of internal controls and the adequacy of financial reporting.

(signed)	Raymond Royer President and Chief Executive Officer	(signed)	Christian Dubé Senior Vice-President and Chief Financial Officer	Montréal, Québec January 21, 2003

Auditors’ report

To the Shareholders of Domtar Inc.

We have audited the consolidated balance sheets of Domtar Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Domtar Inc. as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

(signed)	PricewaterhouseCoopers LLP Chartered Accountants	(signed)	Raymond Chabot Grant Thornton Chartered Accountants General Partnership	Montréal, Québec January 21, 2003

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there is a change in accounting principles that has a material effect on the comparability of the Corporation’s financial statements, such as the change implemented during the year 2002 with respect to foreign currency translation described in Note 2 to the consolidated financial statements. United States reporting standards also require identification of circumstances requiring revisions to previously reported amounts such as the matters described in Note 24 (c)(1) to the consolidated financial statements. Our report to the shareholders dated January 21, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles and to such circumstances in the auditors’ report when the change and the items are properly accounted for and adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP	(signed) Raymond Chabot Grant Thornton

Chartered Accountants	Chartered Accountants General Partnership
Montréal, Québec January 21, 2003

Consolidated earnings

Years ended December 31	2002	2002	2001	2000
(In millions of Canadian dollars, unless otherwise noted)
			Restated	Restated
			(Note 2)	(Note 2)
	US$	$	$	$
	(Note 3)
Net sales	3,476	5,490	4,377	3,598
Operating expenses
Cost of sales	2,736	4,321	3,514	2,703
Selling, general and administrative	205	324	256	180
Amortization	252	398	294	239
Closure costs (Note 5)	40	63	—	—

	3,233	5,106	4,064	3,122

Operating profit	243	384	313	476
Financing expenses (Note 6)	121	192	167	119
Amortization of deferred gain	(3)	(5)	(5)	(5)

Earnings before income taxes	125	197	151	362
Income tax expense (Note 7)	36	56	11	100

Net earnings	89	141	140	262

Per common share (Note 8)
Net earnings
Basic	0.39	0.62	0.72	1.42
Diluted	0.39	0.61	0.72	1.41

Consolidated retained earnings

Years ended December 31	2002	2002	2001	2000
(In millions of Canadian dollars, unless otherwise noted)
			Restated	Restated
			(Note 2)	(Note 2)
	US$	$	$	$
	(Note 3)
Retained earnings at beginning of year — as reported	430	679	557	504
Cumulative effect of changes in accounting policies (Note 2)	(22)	(34)	(22)	(160)

Retained earnings at beginning of year — as restated	408	645	535	344
Net earnings	89	141	140	262
Dividends on common shares	(20)	(32)	(27)	(25)
Dividends on preferred shares	—	(1)	(2)	(3)
Premium on purchase for cancellation of common shares	—	—	(1)	(43)

Retained earnings at end of year	477	753	645	535

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheets

As at December 31	2002	2002	2001
(In millions of Canadian dollars, unless otherwise noted)
			Restated
			(Note 2)
	US$	$	$
	(Note 3)
Assets
Current assets
Cash and cash equivalents	24	38	36
Receivables (Note 9)	193	304	300
Inventories (Note 10)	466	736	779
Prepaid expenses	14	22	24
Future income taxes (Note 7)	48	76	29

	745	1,176	1,168
Property, plant and equipment (Note 11)	3,410	5,387	5,612
Goodwill	50	79	62
Other assets (Note 12)	130	205	213

	4,335	6,847	7,055

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	13	20	45
Trade and other payables (Note 13)	474	749	708
Income and other taxes payable	10	15	19
Long-term debt due within one year (Note 14)	44	70	38

	541	854	810
Long-term debt (Note 14)	1,547	2,444	2,883
Future income taxes (Note 7)	396	625	528
Other liabilities and deferred credits (Note 15)	234	370	408

Commitments and contingencies (Note 16)

Shareholders’ equity
Preferred shares (Note 17)	28	44	48
Common shares (Note 17)	1,109	1,752	1,731
Contributed surplus (Note 17)	2	3	—
Retained earnings	477	753	645
Accumulated foreign currency translation adjustments (Note 19)	1	2	2

	1,617	2,554	2,426

	4,335	6,847	7,055

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board:

(signed) Jacques Girard, Director	(signed) Raymond Royer, Director

Consolidated cash flows

Years ended December 31	2002	2002	2001	2000
(In millions of Canadian dollars, unless otherwise noted)
			Restated	Restated
			(Note 2)	(Note 2)
	US$	$	$	$
	(Note 3)
Operating activities
Net earnings	89	141	140	262
Non-cash items:
Amortization	269	425	294	239
Future income taxes (Note 7)	20	31	(29)	70
Amortization of deferred gain	(3)	(5)	(5)	(5)
Closure costs excluding write down of property, plant and equipment (Note 5)	23	36	—	—
Payments of closure costs (Note 5)	(6)	(10)	—	—
Other	9	14	36	27

	401	632	436	593
Changes in working capital and other items
Receivables (Note 9)	14	22	264	100
Inventories	27	43	(25)	(24)
Prepaid expenses	2	3	(5)	5
Trade and other payables	(39)	(62)	38	(29)
Income and other taxes payable	7	12	12	(32)
Early settlement of interest rate swap contracts	25	40	—	—
Other	(8)	(13)	7	(26)

	28	45	291	(6)

Cash flows provided from operating activities	429	677	727	587
Investing activities
Net additions to property, plant and equipment	(141)	(223)	(280)	(248)
Business acquisitions (Note 4)	(17)	(27)	(2,616)	(22)
Other	—	1	(5)	(12)

Cash flows used for investing activities	(158)	(249)	(2,901)	(282)
Financing activities
Dividend payments	(20)	(33)	(28)	(28)
Change in bank indebtedness	(16)	(25)	(2)	(1)
Change in revolving bank credit, net of expenses	5	9	(196)	(163)
Issuance of long-term debt, net of expenses	—	—	3,791	—
Repayment of long-term debt	(250)	(395)	(1,879)	(6)
Common shares issued (repurchased), net of expenses	13	21	498	(78)
Redemptions of preferred shares	(2)	(3)	(3)	(3)

Cash flows provided from (used for) financing activities	(270)	(426)	2,181	(279)

Net increase in cash and cash equivalents	1	2	7	26
Cash and cash equivalents at beginning of year	23	36	29	3

Cash and cash equivalents at end of year	24	38	36	29

The accompanying notes are an integral part of the consolidated financial statements.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Notes

Note 1

Summary of significant accounting policies

The consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), and are not intended to provide certain disclosures which would typically be found in financial statements prepared in accordance with U.S. GAAP. These differences are described in Note 24.

Basis of consolidation

The consolidated financial statements include the accounts of Domtar Inc. and its subsidiaries (the Corporation) as well as its joint ventures (collectively Domtar). Investments over which the Corporation exercises significant influence are accounted for using the equity method. The Corporation’s interests in joint ventures are accounted for using the proportionate consolidation method.

Use of estimates

The consolidated financial statements have been prepared in conformity with Canadian GAAP, which require management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the year, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an on-going basis, management reviews its estimates, including those related to environmental matters, amortization methods and useful lives, impairment of assets, pension and other employee future benefit plans, and income taxes based on currently available information. Actual results could differ from those estimates.

Translation of foreign currencies

Self-sustaining foreign operations

For foreign subsidiaries that are considered financially and operationally self-sustaining, the current rate method of translation of foreign currencies has been used. Under this method, assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at the average exchange rates during the year. All gains and losses arising from the translation of the financial statements of these foreign subsidiaries are included in the “Accumulated foreign currency translation adjustments” account under “Shareholders’ equity.”

Foreign currency transactions and integrated foreign operations

For foreign currency transactions and foreign subsidiaries that are considered financially and operationally integrated, the temporal method of translation of foreign currencies has been used. Monetary items are translated at the rate in effect at the balance sheet date, non-monetary items are translated at their historical rate (as well as the related amortization) and the revenues and expenses are translated at the rate in effect at the transaction date or at the average exchange rates during the year as appropriate. Translation gains and losses, except those on long-term debt, are included in “Selling, general and administrative” expenses.

Foreign currency long-term debt

For debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the “Accumulated foreign currency translation adjustments” account in “Shareholders’ equity”. The remaining long-term debt denominated in a foreign currency is designated as a hedge of future U.S. dollar revenue streams and any exchange gains and losses are deferred and recognized when the designated revenue is earned or such time as the hedge ceases to be effective.

Revenue recognition

Domtar recognizes revenue when persuasive evidence of an arrangement exists, goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable and collection is considered reasonably assured. Domtar records delivery costs as a reduction of gross sales to determine net sales. For the year ended December 31, 2002, delivery costs amounted to $357 million (2001 — $259 million; 2000 — $215 million).

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 1 (continued)

Income taxes

Domtar uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. The change in the net future tax asset or liability is included in earnings. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which assets and liabilities are expected to be recovered or settled. Domtar does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at cost, which approximates market value.

Receivables

Receivables are recorded at cost net of a provision for doubtful accounts that is based on expected collectibility. Gains or losses on sales of receivables are calculated as the difference between the carrying amount of the receivables sold and the sum of the cash proceeds on sale and the fair value of the retained subordinate interest in such receivables on the date of transfer. Fair value is determined on a discounted cash flow basis. Costs related to the sales of receivables are recognized in earnings in the period when the sale occurs.

Inventories

Inventories of operating and maintenance supplies and raw materials are valued at the lower of average cost and replacement cost. Work in process and finished goods are valued at the lower of average cost and net realizable value, and include the cost of raw materials, direct labor and manufacturing overhead expenses.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization, including asset impairment write-down. Interest costs are capitalized for major capital projects. For timber limits and timberlands, amortization is calculated using the unit of production method. For all other assets, amortization is calculated using the straight-line method over the estimated useful lives of the assets. Buildings are amortized over a maximum period of 10 to 40 years and Machinery and equipment over a maximum period of 3 to 20 years. The amortization expense is reported net of the amount of the amortization of deferred credits related to property, plant and equipment. No amortization is recorded on assets under construction.

Goodwill

Effective January 1, 2002, goodwill is no longer amortized and is subject to an annual impairment test. Prior to January 1, 2002, goodwill arising from acquisitions completed before July 1, 2001 was amortized on a straight-line basis over periods not exceeding 25 years. At each balance sheet date, Domtar assessed whether there had been a permanent impairment in the value of goodwill. This was accomplished mainly by determining whether projected undiscounted future cash flows from operations exceeded the net carrying amount of goodwill as of the assessment date.

During 2002, goodwill increased by $17 million related to business acquisitions completed by Norampac Inc. (a 50-50 joint venture with Cascades Inc.).

Other assets

Other assets are recorded at cost. Expenses and discounts related to the issuance of long-term debt are deferred and amortized on a straight-line basis over the term of the related obligation.

Deferred credits

Deferred credits comprise the deferred gain on the contribution of net assets to Norampac Inc. and its subsidiaries (Norampac), the deferred net gain on early settlement of interest swap contracts and grants and investment tax credits obtained upon the acquisition of property, plant and equipment. The deferred gain on the contribution of net assets to Norampac is amortized on a straight-line basis over 15 years. The net deferred gain on early settlement of interest rate swap contracts is amortized as adjustments to “Financing expenses” over the initially designated periods of the respective interest payments. Investment tax credits are amortized on the same basis as the related property, plant and equipment.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 1 (continued)

Environmental costs

Environmental expenditures for effluent treatment, air emission, landfill operation and closure, asbestos containment and removal, bark pile management, and sylviculture activities (together referred to as environmental matters) are expensed or capitalized depending upon their future economic benefit. In the normal course of business, Domtar incurs certain operating costs for environmental matters which are expensed as incurred. Expenditures for property, plant and equipment that prevent future environmental contamination are capitalized and amortized on a straight-line basis over 10 to 30 years. Provisions for environmental matters are not discounted and are recorded when remediation efforts are likely and can be reasonably determined.

Stock-based compensation and other stock-based payments

Domtar uses the fair value based approach of accounting for stock-based payments to non-employees and has chosen to record an expense for the stock options granted to its employees using the fair value method. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to stated capital.

Stock-based compensation expense is recognized over the vesting period for the options, share purchase rights and bonus shares. For employee share purchase discounts, compensation expense is recognized when employees purchase shares. The contributed surplus component of the stock-based compensation is transferred to capital stock upon the issuance of common shares.

Deferred Share Units are amortized over their vesting periods and remeasured at each reporting period, until settlement, using the quoted market value. Deferred Share Units are accounted for in compensation expense and “Other liabilities and deferred credits”.

Derivative instruments

Derivative instruments are utilized by Domtar in the management of its foreign currency, price risk and interest rate exposures. Domtar uses hedging instruments to hedge changes in fair values or cash flows for items with identified exposures. Domtar also assesses, both at the hedge’s inception and on an ongoing basis, the effectiveness of hedging instruments. Domtar uses hedge accounting to account for the derivative instruments formally designated as hedging instruments and the fair value method for derivative instruments not designated as hedging instruments.

Realized and unrealized gains or losses associated with hedging instruments for which the underlying hedged items are either sold, paid or terminated are recognized to earnings. Realized and unrealized gains or losses when hedging instruments have ended or cease to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the item being hedged.

Domtar hedges its foreign exchange exposure on anticipated net cash inflows in U.S. dollars through the use of options and forward contracts. Resulting gains and losses, including premiums on options, are recognized when the designated sale is recognized and are included in “Net sales”.

Domtar hedges its exposure to price risk associated with sales of Northern Bleached Softwood Kraft (NBSK) pulp, unbleached kraft linerboard, semi-chemical medium paper, purchases of old corrugated containers and electricity through the use of cash settled commodity swap contracts. Resulting gains and losses are recognized when realized and are included in “Net sales” and “Cost of sales”, respectively.

Domtar hedges its exposure to interest rates on its long-term debt through the use of interest rate swap contracts. Amounts accounted for under interest rate swap agreements are recognized as adjustments to “Financing expenses”.

Pensions

Domtar accrues the cost of defined benefit plans as determined by independent actuaries. The net periodic benefit cost includes:

•	the cost of pension benefits provided in exchange of employees’ services rendered during the year,

•	the interest cost of pension obligations,

•	the expected long-term return on pension fund assets which is based on a market-related value determined using a five-year moving average market value for equity securities and fair value for other asset classes,

•	gains or losses on settlements or curtailments,

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 1 (continued)

•	the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans, and

•	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets, at the beginning of year, over the average remaining service period of the active employee group covered by the plans.

The pension plans obligations are determined in accordance with the projected benefit method prorated on services.

Other employee future benefit plans

Domtar accrues the cost of post-retirement benefits other than pensions as determined by independent actuaries. These benefits, which are funded by Domtar as they become due, include life insurance program and medical and dental benefits. Domtar amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the accrued benefit obligation at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.

Investment tax credits

Investment tax credits are recognized in earnings as a reduction of research and development expenses when Domtar has made the qualifying expenditures and has a reasonable assurance that the credits will be realized.

Note 2

Accounting changes

2002

Stock-based compensation and other stock-based payments

On January 1, 2002, Domtar adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to the accounting for stock-based compensation and other stock-based payments. These recommendations require the use of a fair-value based approach of accounting for stock-based payments to non-employees. The recommendations do not require the use of the fair value method when accounting for stock-based awards to employees, except for stock-based compensation that meets specific criteria. However, Domtar has chosen to record an expense for the stock options granted to its employees using the fair value method.

In accordance with the transitional provisions of the new accounting recommendations, Domtar has adopted the new recommendations for awards granted after January 1, 2002. The effect of the adoption of the recommendations has been reflected as a charge of $4 million ($4 million net of income taxes, or $0.02 per common share) for the year ended December 31, 2002.

Foreign currency translation

On January 1, 2002, Domtar adopted the amended CICA recommendations relating to the accounting for foreign currency translation. These recommendations eliminate the requirement to defer and amortize unrealized exchange gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period.

In accordance with the transitional provisions of the amended accounting recommendations, Domtar has applied these recommendations retroactively with restatement of prior years. The cumulative effect of the adoption of the recommendations has been reflected as a charge of $14 million ($9 million net of income taxes) to opening retained earnings for the year ended December 31, 2000. Financing expenses for the years ended December 31, 2001 and 2000 were increased by $15 million ($12 million net of income taxes, or $0.06 per common share) and $18 million ($13 million net of income taxes, or $0.07 per common share), respectively, to reflect the application of these recommendations.

The Corporation has designated all of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries and, to the extent necessary, as a foreign currency hedge of its future U.S. dollar revenue streams. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the “Accumulated foreign currency translation adjustments” account. For the remaining U.S. dollar denominated long-term debt designated as a hedge of future U.S. dollar revenue streams, exchange gains and losses are deferred and recognized when the designated revenue is earned or such time as the hedge ceases to be effective.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 2 (continued)

Norampac has designated a portion of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the “Accumulated foreign currency translation adjustments” account. For the remaining U.S. dollar denominated long-term debt the exchange gains and losses are included in “Financing expenses”.

Goodwill and intangible assets

On January 1, 2002, Domtar adopted the new CICA recommendations relating to the accounting for goodwill and other intangible assets which require intangible assets with an indefinite life and goodwill to no longer be amortized and be tested annually for impairment. Intangible assets with a finite life will continue to be amortized over their useful life.

In accordance with the transitional provisions of the new accounting recommendations, Domtar has performed the impairment test of its goodwill and has determined that no write down for impairment was necessary. The Corporation also reclassified to timber limits and timberland an amount of $12 million recorded in goodwill in prior years. This amount, now presented under “Property, plant and equipment”, meets the criteria allowing its reclassification from goodwill. For the years ended December 31, 2001 and 2000, amortization expense related to goodwill was $4 million ($4 million net of income taxes, or $0.02 per common share) and $2 million ($2 million net of income taxes, or $0.01 per common share), respectively.

Disclosure of guarantees

In February 2003, the CICA issued an accounting guideline on the financial statements disclosures to be made by a guarantor relative to its obligations under guarantees. Effective for the fiscal year beginning January 1, 2003, the accounting guideline requires the disclosure of the nature of the guarantee, approximate term of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, the maximum potential amount of future payments, the carrying amount of the liability, the nature of any recourse provision and any assets held as collateral. In accordance with the transitional provisions of this accounting guideline, Domtar adopted the recommendations for the year ended December 31, 2002.

2000

Income taxes

On January 1, 2000, Domtar adopted the CICA recommendations relating to the accounting for income taxes. The recommendations require the use of the asset and liability method of accounting for income taxes. Domtar has applied the recommendations on a retroactive basis without restating prior years. The cumulative effect of the adoption of the recommendations, a charge of $112 million, has been reflected as an adjustment to opening retained earnings for the year ended December 31, 2000.

Employee future benefits

On January 1, 2000, Domtar adopted the CICA recommendations relating to the accounting for employee future benefits. The recommendations outline guidance for the accounting for pensions, post-retirement and post-employment benefit costs. Domtar has applied the recommendations on a retroactive basis without restating prior years. The cumulative effect of the adoption of the recommendations, a charge of $61 million ($39 million net of income taxes), has been reflected as an adjustment to opening retained earnings for the year ended December 31, 2000.

Impact of accounting pronouncements not yet implemented

Impairment of long-lived assets

In December 2002, the CICA issued new recommendations relating to the impairment of long-lived assets. These recommendations provide accounting guidance for the determination of a long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. These recommendations are effective for fiscal years beginning on or after April 1, 2003. As the impairment test is based on the recoverability for each group of assets from which cash flows are identifiable, Domtar is currently assessing the impact that this recommendation will have on its results of operations and financial position.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 2 (continued)

Disposal of long-lived assets and discontinued operations

In December 2002, the CICA issued new recommendations relating to the disposal of long-lived assets and discontinued operations. These recommendations establish standards relating to the recognition, measurement, presentation and disclosure for the disposal of long-lived assets as well as presentation and disclosure for discontinued operations. These recommendations are effective for disposal activities initiated on or after May 1, 2003.

Hedging relationships

In November 2002, the CICA amended the accounting guideline relating to hedging relationships. This accounting guideline must be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. Domtar does not expect these recommendations to have an initial impact on its financial statements upon adoption.

Note 3

United States dollar amounts

The consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2002 financial statements and the tables of certain related notes have been translated into U.S. dollars at the year-end rate of CAN$1.5796 = US$1.00. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

Note 4

Business acquisitions

2002

During the year, Norampac acquired businesses for a cash consideration of $54 million and a transfer of assets of $14 million (the Corporation’s proportionate share being $27 million and $7 million, respectively).

2001

Four U.S. mills and related assets from Georgia-Pacific

On August 7, 2001, Domtar acquired from Georgia-Pacific Corporation four integrated pulp and paper mills and related assets located in Ashdown, Arkansas, Nekoosa and Port Edwards, Wisconsin and Woodland, Maine, for a consideration in cash of $2,531 million (US$1,650 million) and $38 million of transaction related costs. The acquisition has been accounted for using the purchase method and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair value as of the acquisition date. The results of operations of these acquired mills were included in the consolidated financial statements from the date of acquisition. Details of the acquisition at the effective date are as follows:

$
Net assets acquired at assigned values:
Current assets	388
Current liabilities	(144)

Operating working capital	244
Property, plant and equipment	2,442
Other assets	8
Other liabilities	(125)

2,569

Consideration:
Cash, including transaction related costs	2,569

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 4 (continued)

The allocation of the purchase price has been completed in 2002, and the assigned values have been modified to reflect the final plan for the integration and restructuring of assets acquired.

Assuming an effective date of January 1, 2000 for the acquisition of the four integrated pulp and paper mills and related assets, and considering the financing of the acquisition by the issuance of the term loan and the 7.875% notes mentioned in Note 14 and the common share issuance done in October 2001 mentioned in Note 17, the unaudited pro forma consolidated financial information would have been as follows for the years ended December 31:

	2001	2000

	Restated	Restated
	(Note 2)	(Note 2)
	$	$
	Unaudited	Unaudited
Net sales	5,451	5,426
Net earnings	151	374
Net earnings per common share
Basic	0.66	1.63
Diluted	0.66	1.62

Other acquisitions

In 2001, Norampac acquired businesses for a total cash consideration of $93 million (the Corporation’s proportionate share being $46.5 million).

2000

Ris Paper

On July 31, 2000, Domtar acquired all of the issued and outstanding shares of Ris Paper Company, Inc. (Ris Paper), a privately held paper distribution company in the United States. The acquisition has been accounted for using the purchase method. Ris Paper’s results of operations have been included in the consolidated financial statements from the effective date of acquisition. Details of the acquisition at the effective date are as follows:

$
Net assets acquired at assigned values:
Operating working capital, including cash of $1 million	125
Long-term debt	(102)
Other assets and liabilities	8

31

Consideration:
Cash, including transaction related costs	7
1,971,861 common shares	24

31

Assuming an effective date of January 1, 2000 for the Ris Paper acquisition, the unaudited pro forma consolidated net sales of Domtar would have been $4,015 million for the year ended December 31, 2000. The impact on net earnings and earnings per share would not have been significant.

Other acquisitions

In 2000, Domtar acquired businesses for a total cash consideration of $16 million (including the Corporation’s proportionate interest in Norampac) and the assumption of $3 million of long-term debt.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 5

Closure costs

During 2002, Domtar announced plans to permanently shut down, in September 2002, its St. Catharines, Ontario, paper mill and in January 2003, its wood products remanufacturing facility in Daveluyville, Québec and its hardwood lumber operations in Sault Ste. Marie, Ontario.

The shutdown of the mills resulted in a charge of $63 million ($42 million net of income taxes, or $0.18 per common share), which included $27 million related to the write down to the estimated net realizable value of property, plant and equipment as well as $36 million primarily for severance costs, demolition costs, site remediation as well as other commitments and contingencies related to these closures. As at December 31, 2002, the provision was drawn down to $26 million mainly due to severance payments.

During 2002, Domtar shut down a paper machine at its Nekoosa paper mill, acquired in the third quarter of 2001, as a result of a study which was part of the original plan upon acquisition. In accordance with CICA recommendations, charges related to the closure of this paper machine, amounting to $10 million (US$6 million), have been accounted for as part of the purchase price allocation of the assets acquired and liabilities assumed as of the acquisition date and thus do not affect the results for the year ended December 31, 2002.

Note 6

Financing expenses

		2002	2002	2001	2000

				Restated	Restated
				(Note 2)	(Note 2)
		US$	$	$	$
		(Note 3)
	Interest on long-term debt	117	185	146	97
	Unrealized exchange losses on long-term debt	—	—	21	21
	Receivables securitization	9	14	4	—
	Net interest recoveries related to interest rate swap contracts	(7)	(11)	(4)	—
	Amortization of debt issue costs and other	3	6	8	4

		122	194	175	122
Less:	Income from short-term investments	—	—	3	—
	Capitalized interest	1	2	5	3

		121	192	167	119

	Cash payments (cash receipts)
	Interest, net of interest income and amounts capitalized	117	185	128	94
	Net cash receipts related to interest rate swap contracts	(37)	(58)	—	—

		80	127	128	94

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 7

Income taxes

The following table provides a reconciliation of income taxes computed at the Canadian statutory rate to income tax expense presented on the Consolidated Earnings.

	2002	2002	2001	2000

			Restated	Restated
			(Note 2)	(Note 2)
	US$	$	$	$
	(Note 3)
Combined basic Canadian federal and provincial tax rate (statutory income tax rate)	37.1%	37.1%	39.8%	40.7%
Income tax expense based on statutory income tax rate	46	73	60	147
Large corporation tax	5	7	7	7
Canadian manufacturing and processing activities	(1)	(2)	(4)	(25)
Foreign rate differential	(17)	(27)	(12)	—
Impact of reduction in income tax rate on future income taxes	—	—	(39)	(16)
Reduction of valuation allowance	—	—	—	(14)
Other	3	5	(1)	1

Income tax expense	36	56	11	100

Income tax expense (recovery)
Current	16	25	40	30
Future	20	31	(29)	70

	36	56	11	100

Net cash payments for income taxes in 2002 amounted to $3 million (2001 — $23 million; 2000 — $36 million).

The following table provides the geographic distribution of the income tax expense.

	2002	2002	2001	2000

			Restated	Restated
			(Note 2)	(Note 2)
	US$	$	$	$
	(Note 3)
Earnings before income taxes
Canada	11	17	35	306
U.S. and other	114	180	116	56

	125	197	151	362

Current income taxes
Canada	13	20	20	22
U.S. and other	3	5	20	8

	16	25	40	30

Future income taxes
Canada	(5)	(9)	(41)	59
U.S. and other	25	40	12	11

	20	31	(29)	70

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 7 (continued)

Components of future income tax assets and liabilities	2002	2002	2001

			Restated
			(Note 2)
	US$	$	$
	(Note 3)
Future income tax assets
Accounting provisions	40	63	111
Loss carry forwards	126	200	44
Deferred credits	14	22	37
Pension and other employee future benefit plans	1	1	9

	181	286	201

Future income tax liabilities
Property, plant and equipment	(525)	(829)	(713)
Other	(4)	(6)	13

	(529)	(835)	(700)

Total net future income tax liability	(348)	(549)	(499)

Net current future income tax asset	48	76	29
Net non-current future income tax liability	(396)	(625)	(528)

	(348)	(549)	(499)

Note 8

Earnings per share

The following table provides the reconciliation between basic and diluted earnings per share.

	2002	2002	2001	2000

			Restated	Restated
			(Note 2)	(Note 2)
	US$	$	$	$
	(Note 3)
Net earnings	89	141	140	262
Dividend requirements of preferred shares	—	1	2	3

Net earnings applicable to common shares	89	140	138	259

Weighted average number of common shares outstanding (millions)	227.2	227.2	191.2	182.9
Effect of dilutive stock options (millions)	0.9	0.9	0.7	0.7

Weighted average number of diluted common shares outstanding (millions)	228.1	228.1	191.9	183.6

Basic earnings per share	0.39	0.62	0.72	1.42
Diluted earnings per share	0.39	0.61	0.72	1.41

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 9

Receivables

Receivables securitization

Domtar uses securitization of its receivables as a source of financing by reducing its working capital requirements. Domtar’s securitizations consist of the sale of receivables on a limited recourse basis, or the sale of senior beneficial interest in them, to special purpose trusts managed by financial institutions for multiple sellers of receivables. The agreements normally allow the daily sale of new receivables to replace those that have been collected. They also limit the cash that can be received from the sale of the senior beneficial interest and require Domtar to retain a subordinate interest in those receivables. This subordinate interest is included in “Receivables” and will be collected only after the senior beneficial interest has been settled.

Domtar retains responsibility for servicing the receivables sold but does not record a servicing asset or liability as the fees received by Domtar for this service approximate the fair value of the services rendered.

In 2002, a net charge of $14 million (2001 — $4 million; 2000 — nil) resulted from the programs described below and was included in “Financing expenses”. The net cash received during 2002 from the sale of senior beneficial interests in the U.S. and Canadian receivables was $26 million (2001 — $178 million; 2000 — $60 million) and was included in the Consolidated Statement of Cash Flows as a source of cash from receivables.

U.S. accounts receivable program

In January 2002, Domtar entered into an agreement, which expires in January 2004, for the securitization of U.S. receivables for a maximum cash consideration of $237 million (US$150 million). This agreement replaced a non-renewable agreement entered into in December 2001.

At December 31, the following balances were outstanding under this program:

	2002		2001

	$	US$	$	US$
Senior beneficial interest held by third parties	198	125	190	120
Subordinate interest retained by Domtar	178	113	165	104

Receivables sold	376	238	355	224

Canadian accounts receivable program

In December 2000, Domtar entered into an agreement, which expires in December 2003, for the securitization of Canadian receivables for a maximum cash consideration of $75 million.

At December 31, the following balances were outstanding under this program:

	2002	2001

	$	$
Senior beneficial interest held by third parties	66	48
Subordinate interest retained by Domtar	9	9

Receivables sold	75	57

Allowance for doubtful accounts

Receivables include an allowance for doubtful accounts of $24 million (2001 — $19 million).

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 10

Inventories

	2002	2002	2001

	US$	$	$
	(Note 3)
Work in process and finished goods	257	406	430
Raw materials	95	150	166
Operating and maintenance supplies	114	180	183

	466	736	779

Note 11

Property, plant and equipment

	2002	2002			2001

	Net			Net			Net
	Carrying		Accumulated	Carrying		Accumulated	Carrying
	Amount	Cost	Amortization	Amount	Cost	Amortization	Amount

	US$	$	$	$	$	$	$
	(Note 3)

Machinery and equipment	2,903	6,517	1,931	4,586	6,294	1,636	4,658
Buildings	324	886	374	512	989	335	654
Timber limits and land	119	215	27	188	216	24	192
Assets under construction	64	101	—	101	108	—	108

	3,410	7,719	2,332	5,387	7,607	1,995	5,612

Note 12

Other assets

	2002	2002	2001

			Restated
			(Note 2)
	US$	$	$
	(Note 3)
Accrued benefit asset — defined benefit pension plans	72	114	88
Unamortized debt issue costs	22	34	41
Investments and advances	16	26	55
Discount on long-term debt	7	11	12
Other	13	20	17

	130	205	213

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 13

Trade and other payables

		2002	2002	2001

		US$	$	$
		(Note 3)
Trade accounts payable		276	436	382
Payroll-related accruals		92	145	143
Accrued interest		28	45	42
Payables on capital projects		14	22	26
Accrued benefit liability — defined benefit pension plans		4	6	7
Accrued benefit liability — other employee future benefit plans		2	4	4
Provision for environment		12	19	8
Closure costs excluding costs for defined benefit pension plans and site remediation		12	19	—
Other		34	53	96

		474	749	708

Note 14

Long-term debt

	Maturity	2002	2002	2001

		US$	$	$
		(Note 3)
The Corporation
Unsecured debentures and notes
8.75% Notes (2002 and 2001 - US$150)	2006	150	237	239
10% Debentures	2011	52	82	82
7.875% Notes (2002 and 2001 - US$600)	2011	600	948	955
9.5% Debentures (2002 and 2001 - US$125)	2016	125	197	199
10.85% Debentures	2017	47	75	75
Unsecured term loan (2002 - US$480; 2001 - US$730)	2006	480	758	1,163
Other		11	18	20

		1,465	2,315	2,733

Norampac
Unsecured notes
9.5% Notes (2002 and 2001 - US$75)	2008	75	119	119
9.375% Notes	2008	32	50	50
Reducing revolving credit facility secured (2002 and 2001 - €4)	2003	4	6	6
Revolving credit facility secured (2002 - CA $10 and €1; 2001 - €1)	2003	8	13	2
Other		7	11	11

		126	199	188

		1,591	2,514	2,921
Less: Due within one year		44	70	38

		1,547	2,444	2,883

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 14 (continued)

As at December 31, 2002, principal long-term debt repayments, including capital lease obligations, in each of the next five years amounted to:

2003	2004	2005	2006	2007

$	$	$	$	$
70	51	51	850	2

The Corporation

Unsecured debentures and notes

The 10% and 10.85% debentures each have purchase fund requirements, whereby the Corporation has undertaken to make all reasonable efforts to purchase quarterly, for cancellation, a portion of the aggregate principal amount of the debentures at prices not exceeding par.

On September 1, 2001, the Corporation redeemed the $49 million 10.35% debentures at a redemption price of 101.2% of the principal amount.

On October 16, 2001, the Corporation issued $937 million (US$600 million) 7.875% notes due in 2011 at an issue price of $925 million (US$592 million).

Bank facilities

On August 7, 2001, the Corporation borrowed $1,380 million under two 12-month bridge loans ($460 million under an equity bridge loan and US$600 million under a bond bridge loan) and $1,534 million (US$1,000 million) under a five-year term loan facility denominated in U.S. dollars. In addition, this bank facility included a US$500 million unsecured revolving credit facility expiring in 2006. These transactions were entered into in conjunction with the initial financing of the acquisition of the four integrated pulp and paper mills described in Note 4.

In October 2001, the Corporation used the proceeds from the issuance of common shares described in Note 17 and from the issuance of the 7.875% notes described above to repay the balances of the bridge loans and to reduce the term loan.

In November 2002, the Corporation terminated prior to maturity its interest rate swaps entered into in 2001. As described in Note 18, these swaps had been designated as a hedge of a portion of the interest on the 7.875% notes payable.

The unsecured term loan bears interest based on the U.S. dollar LIBOR rate or U.S. prime rate, plus a margin that varies with Domtar’s credit rating and requires repayment of 23% (2001 – 25%) of the balance currently outstanding through April 30, 2006, prior to its maturity in August 2006. In 2002, the Corporation repaid $392 million (US$250 million) (2001 – $430 million (US$270 million)) of this term loan.

Borrowings under the unsecured revolving credit facility bear interest at a rate based on Canadian dollar bankers’ acceptance or U.S. dollar LIBOR rate or prime rate, plus a margin that varies with Domtar’s credit rating.

As at December 31, 2002, $8 million (2001 – $15 million) of borrowings under the unsecured revolving credit facility were outstanding in the form of overdraft and included in “Bank indebtedness.” In addition, as at December 31, 2002, the Corporation had outstanding letters of credit pursuant to this bank credit for an amount of $9 million (2001 – $11 million).

During 2002, the interest rates on outstanding borrowings under the bank facilities ranged from 2.63% to 5.50% (2001 – from 3.16% to 7.50%).

The Corporation’s borrowing agreements contain restrictive covenants. In particular, the Corporation’s US$500 million unsecured revolving credit facility contains covenants that require compliance with certain financial ratios on a quarterly basis. Also, the indentures related to the 10% and 10.85% debentures limit the amount of dividends that the Corporation may pay, the amount of shares that it may repurchase for cancellation and the amount of new debt it may incur. The Corporation’s bank facility also requires commitments fees in accordance with standard banking practices.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 14 (continued)

Norampac

As at December 31, 2002, Norampac had a credit agreement with a syndicate of banks with respect to a reducing revolving credit facility of $39 million (2001 – $39 million) and a revolving credit facility of $75 million (2001 – $75 million) (together the “Bank Credit”). Borrowings under the Bank Credit are not guaranteed by the Corporation, and are secured by all the receivables and inventories of Norampac and by property, plant and equipment of Norampac having a net carrying amount of $127 million (2001 – $127 million). Borrowings under the Bank Credit bear interest at floating rates plus a margin based on Norampac’s consolidated leverage ratio. As at December 31, 2002, the interest rates on outstanding borrowings under the reducing revolving credit facility and the revolving credit facility were 3.75% and between 3.46% and 4.25% (2001 – 3.81% and 4.38%), respectively.

Note 15

Other liabilities and deferred credits

	2002	2002	2001

	US$	$	$
	(Note 3)
Other liabilities
Accrued benefit liability – other employee future benefit plans	54	85	81
Accrued benefit liability – defined benefit pension plans	22	36	39
Provision for contracts assumed	20	31	69
Provision for environment	36	56	68
Other	31	49	72

Deferred credits
Deferred gain on contribution of net assets to Norampac	30	48	53
Deferred net gain on early settlement of interest rate swap contracts	25	40	–
Investment tax credits and other	16	25	26

	234	370	408

Note 16

Commitments and contingencies

Environment

Domtar is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities.

In 2002, Domtar’s operating expenditures for environmental matters, as described in Note 1, amounted to $66 million (2001 – $53 million; 2000 – $33 million).

Domtar made capital expenditures for environmental matters of $20 million in 2002 (2001 – $21 million; 2000 – $9 million), for the improvement of air emissions, effluent treatment as well as remedial actions to address environmental compliance. At this time, Domtar cannot reasonably estimate the additional capital expenditures that may be required. However, management expects any additional required expenditure would not have a material adverse effect on Domtar’s financial position, earnings or cash flows.

Domtar continues to take remedial action under its Care and Control Program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, the development of technological applications and the allocation of liability among potentially responsible parties.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 16 (continued)

While Domtar believes that it has determined the costs for environmental matters likely to be incurred in the next several years, based on known information, Domtar’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations. These efforts may result in the determination of additional environmental costs and liabilities which cannot be reasonably estimated at this time.

As at December 31, 2002, Domtar had a provision of $75 million (2001 – $76 million) for environmental matters. Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, management believes that such additional remediation costs would not have a material adverse effect on Domtar’s financial position, earnings or cash flows.

As at December 31, 2002, anticipated payments in each of the next five years were as follows:

2003	2004	2005	2006	2007	Thereafter	Total

$	$	$	$	$	$	$
19	9	3	3	3	38	75

Contingencies

Domtar is party to claims and lawsuits mostly related to allegations of breach of contract and damage caused by its products or its installations. These allegations are being contested and management believes that the resolution of these claims and lawsuits would not have a material adverse effect on Domtar’s financial position, earnings or cash flows.

E.B. Eddy acquisition

On July 31, 1998, Domtar acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of the Corporation in specified circumstances, the Corporation may have to pay up to a maximum of $120 million, an amount which will gradually decline over a 25-year period. No provision was recorded related to this potential purchase price adjustment.

Lease and other commercial commitments

The Corporation have entered into operating leases for property, plant and equipment. The Corporation also has commitments to purchase roundwood, wood chips, gas, electricity and certain chemicals. Minimum future payments under these operating leases and other commercial commitments, determined as at December 31, 2002, were as follows:

	2003	2004	2005	2006	2007	Thereafter	Total

	$	$	$	$	$	$	$
Operating leases	31	26	17	13	8	20	115
Other commercial commitments	63	38	28	27	23	45	224

Total operating lease expense amounted to $45 million in 2002 (2001 – $32 million; 2000 – $23 million).

Norampac has entered into operating leases for property, plant and equipment. Norampac also has commitments to purchase gas, electricity and steam. The Corporation’s proportionate share of Norampac’s minimum future payments under these operating leases and other commercial commitments, determined as at December 31, 2002, were as follows:

	2003	2004	2005	2006	2007	Thereafter	Total

	$	$	$	$	$	$	$
Operating leases	8	7	4	4	3	11	37
Other commercial commitments	9	10	9	8	5	–	41

The Corporation’s proportionate share of Norampac’s total operating leases expense amounted to $8 million in 2002 (2001 – $6 million; 2000 – $5 million).

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 17

Stated capital

Preferred shares

The outstanding preferred shares at December 31 were as follows:

	2002	2002		2001

		Number		Number
	US$	of shares	$	of shares	$

	(Note 3)
Preferred shares
Series A	1	69,576	2	69,576	2
Series B	27	1,710,000	42	1,830,000	46

	28		44		48

The authorized preferred shares consist of preferred shares issuable in an unlimited number of series, ranking equal with respect to the payment of dividends and the distribution of assets.

The Series A Preferred shares are non-voting and redeemable at the Corporation’s option at $25.00 per share since April 1, 1994. These shares carry a cumulative cash dividend per share of $2.25 per annum.

The Series B Preferred shares are non-voting and redeemable at the Corporation’s option at $25.00 per share. These shares carry a cumulative cash dividend equivalent to 72% of the bank prime rate.

The Corporation has undertaken to make all reasonable efforts to purchase quarterly, for cancellation, 1% of the number of Series A and Series B Preferred shares outstanding on April 2, 1992 at prices not exceeding $25.00 per share. In connection therewith, Preferred shares purchased for cancellation were as follows:

	2002		2001		2000

	Number	Average price	Number	Average price	Number	Average price
	of shares	per share	of shares	per share	of shares	per share

		$		$		$
Series B	120,000	23.66	120,000	23.06	120,000	20.62

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 17 (continued)

Common shares

The Corporation is authorized to issue an unlimited number of common shares. The changes in the number of outstanding common shares and their aggregate stated value from January 1, 2000 to December 31, 2002 were as follows:

	2002	2002		2001		2000

					Restated		Restated
	US$	Number		Number	(Note 2)	Number	(Note 2)
	(Note 3)	of shares	$	of shares	$	of shares	$

Balance at beginning of year	1,096	226,202,379	1,731	180,394,416	1,224	184,139,827	1,234
Shares issued
Shares issued for cash, net of expenses	–	–	–	45,209,790	499	–	–
Acquisition of Ris Paper	–	–	–	–	–	1,971,861	24
Stock option and share purchase plans	13	1,477,973	21	881,573	10	623,128	8
Shares purchased for cancellation	–	–	–	(283,400)	(2)	(6,340,400)	(42)

Balance at end of year	1,109	227,680,352	1,752	226,202,379	1,731	180,394,416	1,224

Book value per common share at end of year	6.98		11.02		10.51		9.75

On October 5, 2001, the Corporation issued 40,209,790 common shares at $11.44 per share for a total gross consideration of $460 million or $444 million net of underwriting discount, other offering expenses, and related income taxes of $7 million. On October 25, 2001, the Corporation issued an additional 5,000,000 common shares, in conjunction with the exercise of the over-allotment option granted by the Corporation to the underwriters, for gross proceeds of $57 million or $55 million net of underwriting discount and related income taxes of $1 million.

During 2002, the Corporation did not purchase for cancellation any of its common shares. In 2001, 283,400 shares (2000 – 6,340,400 shares) were purchased for cancellation under a Normal Course Issuer Bid at an average price per share of $12.22 (2000 – $13.54 per share). The excess of the purchase price over the average stated capital of the shares has been charged to retained earnings.

Book value per common share is the sum of the stated value of common shares, retained earnings and accumulated foreign currency translation adjustments divided by the number of common shares outstanding at year end.

Warrants

On December 23, 2002, in order to facilitate the orderly distribution of the common shares held by one of its major shareholders, the Société générale de financement du Québec (SGF), through one of its indirect wholly owned subsidiaries Dofor Inc. (Dofor), the Corporation issued 18,170,249 units comprised of one warrant and one common share held by Dofor. Each whole warrant will entitle the holder to purchase one common share at a price of $17.55, at any time on or prior to December 23, 2003, after which date the warrant will become null and void. The warrant agreement requires the Corporation to cause to be delivered, or issue, to the holders upon exercise of the warrants, that number of common shares to which such holder is entitled.

Under a delivery agreement between the Corporation, Dofor, SGF Rexfor, SGF, and the warrant agent, as depository and delivery agent, Dofor has irrevocably committed and agreed to deliver the common shares from its holding of the Corporation common shares to the holders of warrants upon their due exercise.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 17 (continued)

The delivery agreement provides that each of Dofor, SGF Rexfor and SGF will indemnify the Corporation against any and all losses, damages or liabilities to which the Corporation may become subject arising out of or based upon any default of Dofor. The obligations of Dofor under the delivery agreement are irrevocably and unconditionally guaranteed by SGF Rexfor and SGF.

The warrants have not been included in the computation of diluted earnings per share.

Executive stock option and share purchase plan

Under the Executive Stock Option and Share Purchase Plan (the “Plan”), options and rights may be granted to selected eligible employees. Options are granted at a price equal to the market value on the day immediately preceding the date the options were granted and generally expire ten years after the date of the grant. Normally, one quarter of the options may be exercised at each anniversary date of the grant. Rights permit eligible employees to purchase shares at 90% of the quoted market value on the day immediately preceding the date the rights were granted, and provide for a one-for-four bonus share to be issued on the third anniversary date of the exercise of the rights.

During the second quarter of 2001, all of the 900,000 performance options granted in March 1997 became void as a result of not meeting the specified conditions to exercise the options based on the market value of the Corporation’s common shares. A new performance option program was then approved, and 1,050,000 stock options were granted to members of the senior management team. Pursuant to this grant, and except in certain specified circumstances, there is no pro rata or early vesting prior to January 1, 2004, at which time the options become fully vested if the holder of the options is an employee of Domtar at that time. After vesting, the options may not be exercised unless both of the following two conditions have been met: 1) at any time between January 1, 2001 and December 31, 2003, the weighted average trading price of the Corporation’s common shares during 20 consecutive trading days on the Toronto Stock Exchange has reached or exceeded: $16.70, $18.51 or $20.32, whereupon 25%, 50% or 100%, respectively, of the options granted become exercisable; and 2) the appreciation in the market value of the Corporation’s common shares between January 1, 2001 and the exercise date is equal to or exceeds the increase in the Standard & Poor’s U.S. Paper & Forest Products index during the same period. The new performance options have a term of seven years and expire in June 2008.

The fair value of options granted during the years ended December 31, 2002, 2001 and 2000 was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000

Risk-free interest rate	5.2%	5.7%	6.0%
Annual dividends per share (in dollars)	$0.14	$0.14	$0.14
Expected lives (years)	6	6	6
Volatility	34.4%	34.5%	33.5%
Weighted average fair value of options granted during the year (in dollars per option)	$6.54	$3.29	$6.52

As at December 2002, the Corporation had a receivable from its employees of $11 million (2001 – $8 million) related to share purchase loans granted to them under this plan. These shares are held in trust as security for the loans that are interest bearing and with defined repayment terms not exceeding 10 years. At the end of the year, there were 1,000,333 shares (2001 – 800,994 shares) held in trust in respect to employee loans for which the market value was $15.70 (2001 – $16.01) per share. These loans were included in “Other Assets”.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 17 (continued)

Changes in the number of options outstanding were as follows:

	2002		2001		2000

		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price

		$		$		$
Outstanding at beginning of year	4,573,233	12.29	3,602,023	11.76	3,058,465	10.59
Granted	1,212,000	16.52	2,266,950	12.86	747,000	16.08
Exercised	614,827	9.99	227,769	9.67	125,091	9.43
Cancelled	249,524	13.51	1,067,971	12.29	78,351	10.94

Outstanding at end of year	4,920,882	13.56	4,573,233	12.29	3,602,023	11.76

Options exercisable at end of year	1,533,085		1,508,596		1,118,197

The following table summarizes information about options outstanding and exercisable at December 31, 2002:

		Options outstanding		Options exercisable

		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
Range of exercise prices	of options	contractual life	exercise price	of options	exercise price

			$		$
$6.38 – $9.25	148,917	3.9	8.95	148,917	8.95
$9.48 – $11.00	873,069	5.1	10.21	742,559	10.33
$11.25 – $12.75	964,144	7.9	12.12	304,707	12.18
$13.00 – $16.52	2,934,752	7.5	15.25	336,902	16.12

	4,920,882	7.0	13.56	1,533,085	11.84

During the year, 358,472 shares (2001 – 294,120; 2000 – 209,672) were issued pursuant to the exercise of rights and 40,878 bonus shares (2001 – 22,682; 2000 – 16,329) were issued. The total expense recognized in Domtar’s results of operations related to these rights and bonus shares amounted to $1 million in 2002. As at December 31, 2002, 191,583 bonus shares could be issued over the next three years.

As at December 31, 2002, 11,300,000 common shares (2001 – 10,000,000; 2000 – 10,000,000) were authorized for issuance under the Plan. Since its inception, 4,301,071 shares have been issued under this plan.

During the year, under the Executive stock option and share purchase plan and the Employee share purchase plans, as described below, $3 million was included in “Contributed surplus” in conjunction with the recognition of stock based compensation expense.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 17 (continued)

Deferred Share Units Plan

Outside directors

Under the Deferred Share Units Plan for outside directors, deferred share units (DSU), equivalent in value to a common share, may be granted to eligible directors. In addition, directors may elect to receive their annual retainer and attendance fees in DSU. A participant shall receive, not later than the 31st of January following the end of the year during which the participant ceases to be a member of the Board of Directors, a lump sum payment in cash equal to the number of DSU recorded in the participant’s account on the termination date multiplied by the termination value of the common shares or, if the participant so elects, a number of common shares to be purchased on the open market equal to the number of DSU then recorded in the participant’s account. Upon payment in full of the DSU, they shall be cancelled. The total expense recognized in Domtar’s results of operations amounted to $0.2 million in 2002 (2001 – $2 million). Since the inception of the plan, 137,006 DSU have been authorized and issued.

Executives

Under the Deferred Share Units Plan for executives, DSU may be granted to eligible executives. A participant shall receive, no later than 31st of January following the end of the year during which the participant’s date of retirement, death or determination of long-term disability occurred, a lump sum payment in cash equal to the number of DSU recorded in the participant’s account on one of these dates multiplied by the redemption of the common shares or, if the participant so elects, a number of common shares to be purchased on the open market equal to the number of DSU then recorded in the participant’s account. Upon payment in full of the DSU, they shall be cancelled. The total expense recognized in Domtar’s results of operation amounted to $1 million in 2002 (2001 – nil), representing 82,110 units authorized and issued since the inception of the plan.

Employee Share Purchase Plans

Under the Employee Share Purchase Plans, all employees are eligible to purchase common shares at a price of 90% of the quoted market value. Common shares are purchased under the plans on monthly investment dates. Shares purchased under the Canadian plan are subject to a mandatory twelve-month holding period. Employees who hold the shares for 18 months following the date of acquisition (U.S. plan) or who hold the shares purchased in any calendar year until June 30 of the following year (Canadian plan) are entitled to receive additional common shares equivalent to 10% of the cost of such shares. As at December 31, 2002, 5,050,000 common shares (2001 – 3,350,000; 2000 – 3,350,000) were authorized for issuance under the plans. During the year, 463,796 common shares (2001 – 337,002; 2000 – 272,036) were issued under the plans at an average price of $16.49 (2001 – $12.66; 2000 – $13.22) per share. Since their inception, 3,591,862 shares have been issued under these plans.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 18

Financial instruments

Fair value of financial instruments

	2002		2002		2001

	Fair	Carrying	Fair	Carrying	Fair	Carrying
	value	amount	value	amount	value	amount

	US$	US$	$	$	$	$
	(Note 3)	(Note 3)
Long-term debt	1,782	1,591	2,815	2,514	3,015	2,921

The fair value of the long-term debt, including the portion due within one year, is principally based on quoted market prices.

Due to their short-term maturity, the carrying amounts of cash and cash equivalents, receivables, bank indebtedness and trade and other payables approximate their fair values.

Interest rate risk

Domtar’s exposure to interest rate risk is as follows:

Cash and cash equivalents Receivables Bank indebtedness Trade and other payables Bank credit facility	Floating rate and non-interest bearing Floating rate and non-interest bearing Floating rate and non-interest bearing Non-interest bearing Floating rate

The following represents Domtar’s carrying amount of long-term debt by date of repayment, based on maturity date or management’s expectation to repurchase long-term debt when debentures have purchase fund requirements. Management’s expectation reflects prevailing market conditions.

Long-term debt	$
Maturing in 1 year or less: Maturing in 1 year or less: Maturing in 2 to 5 years: Maturing in 2 to 5 years: Maturing in 6 to 10 years: Maturing in 6 to 10 years: Maturing in 11 or more years:	2 68 245 709 1,204 4 282	Fixed interest rate Variable interest rate Fixed interest rate Variable interest rate Fixed interest rate Variable interest rate Fixed interest rate

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 18 (continued)

In 2001, the Corporation had entered into interest rate swap contracts for a nominal value of $956 million (US$600 million) ending in October 2006. These swaps were designated as hedges of a portion of the interest on the 7.875% notes payable until the swaps’ maturity. These interest rate swap contracts were comprised of two components. Under the terms of the first component of these swaps, the Corporation would receive, on a semi-annual basis, an average fixed interest rate of 4.45% on $956 million (US$600 million) until October 2006 and under the terms of the second component, the Corporation would pay 2.48% on $478 million (US$300 million) until October 2002 and 3.16% on $478 million (US$300 million) until October 2003. The interest paid on the two parts after these initial dates until October 2006 would be calculated based on the LIBOR three-month rate. As at December 31, 2001, these interest rate swap contracts had a negative fair value of $19 million (US$12 million), the second component having a negligible fair value.

In November 2002, the Corporation terminated, prior to maturity, these interest rate swap contracts for net cash proceeds of $40 million (US$26 million) recorded under “Other liabilities and deferred credits”. The first component generated a gain of $51 million (US$33 million) and the second component generated a loss of $11 million (US$7 million). The amounts were deferred and will be recognized against financing expenses over the period of the interest rate payments ending in October 2006 and October 2003, respectively, initially hedged by these interest rate swap contracts. The net recognized amounts will be $4 million (US$3 million), $13 million (US$8 million), $13 million (US$8 million) and $10 million (US$7 million) in 2003, 2004, 2005 and 2006, respectively.

Norampac has interest rate swap contracts having nominal values of $3 million (US$2 million) (2001 – $3 million (US$2 million)) and $2 million (US$1 million) (2001 – $2 million (US$1 million)), respectively, according to the Corporation’s proportionate share. Under the terms of these swaps, maturing in December 2008, and October 2012, respectively, Norampac will, on a monthly basis, receive interest calculated on the LIBOR one-month rate plus 1.5%, and pay an average fixed rate of 7.25% and 9.47%, respectively. Norampac is holding these derivative financial instruments for speculative purposes and, accordingly, the derivatives are recorded at their fair value. As at December 31, 2002, the first swap has a negative fair value of $1 million (US$1 million) while the second swap has negligible value. Both swaps had a negligible fair value as at December 31, 2001.

Credit risk

Domtar is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, Domtar reviews new customers’ credit histories before granting credit and conducts regular reviews of existing customers’ credit performance. As at December 31, 2002, one of Domtar’s paper segment customers, located in the United States, represented 11% ($60 million) of the receivables prior to the effect of the receivables securitization.

Domtar is also exposed to credit risk in the event of non-performance by counterparties to its financial instruments. Domtar minimizes this exposure by entering into contracts with counterparties that are believed to be of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. The credit standing of counterparties is regularly monitored.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 18 (continued)

Foreign currency risk

In order to reduce the potential negative effects of a fluctuating Canadian dollar, Domtar has entered into various arrangements to stabilize anticipated future net cash inflows denominated in U.S. dollars. The following table provides the detail of the arrangements used as hedging instruments.

	Average exchange rate		Contractual amounts
	CAN$/US$		(In millions of U.S. dollars)

	2002	2001	2002	2001

Forward foreign exchange contracts
0 to 12 months	1.50	1.46	132	305
13 to 24 months	–	1.49	–	131
Currency options purchased
0 to 12 months	1.43	1.44	144	376
13 to 24 months	–	1.43	–	209
25 to 36 months	–	1.48	–	85
Currency options sold
0 to 12 months	1.51	1.53	144	376
13 to 24 months	–	1.52	–	209
25 to 36 months	–	1.60	–	85

Forward foreign exchange contracts are contracts whereby Domtar has the obligation to sell U.S. dollars at a specific rate.

Currency options purchased are contracts whereby Domtar has the right, but not the obligation, to sell U.S. dollars at the strike rate if the U.S. dollar trades below that rate. Currency options sold are contracts whereby Domtar has the obligation to sell U.S. dollars at the strike rate if the U.S. dollar trades above that rate.

In addition to the above arrangements and as a result of the early settlement of certain currency options, the Corporation was left with freestanding written call options requiring the Corporation to sell US$65 million at an average rate of 1.54 if rates exceed in average 1.54 in 2003 and US$33 million at 1.60 if rates exceed 1.60 in 2004. These freestanding written call options do not qualify for hedge accounting and, accordingly, any fluctuations of their fair value are recorded to earnings. The impact has been reflected as a charge of $2 million for the year ended December 31, 2002. The negative fair value of the freestanding written call options, recorded under “Other liabilities and deferred credits” and “Trade and other payables” was $6 million as at December 31, 2002.

The fair value of derivative financial instruments generally reflects the estimated amounts that Domtar would receive or pay to settle the contracts at December 31, 2002 and 2001. As at these dates, the spot exchange rates were $1.58 and $1.59, respectively, and the fair value of the above derivative financial instruments used as hedging items was as follow:

	2002	2002	2001

	US$ (Note 3)	$	$
Unrealized loss on forward foreign exchange contracts	(7)	(11)	(51)
Unrealized loss on currency options	(8)	(12)	(44)

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 18 (continued)

Price risk

During 2002, the Corporation entered into a cash settled commodity swap agreement to manage price risk associated with sales of NBSK pulp covering a period starting November 2002 and ending October 2005. The agreement fixes the sale price of NBSK pulp for 1,500 tonnes per month for 36 months. The fair value of these instruments, as at December 31, 2002, represented a net unrealized gain of $1 million.

Norampac enters into cash settled commodity swap agreements to manage price risk associated with sales of unbleached kraft linerboard and semi-chemical medium paper as well as purchases of old corrugated containers and electricity. As at December 31, 2002, Norampac had entered into contracts expiring in 2003 through 2007. According to the Corporation’s proportionate share, these derivative agreements fix the sale price for 98,600 tons (2001 – 159,750 tons) of kraft linerboard and 14,500 tonnes of semi-chemical medium paper (2001 – nil) and fix the purchase price for 439,850 tonnes (2001 – 16,200 tonnes) of old corrugated containers and 161,630 megawatts of electricity (2001 – nil). The fair value of these instruments, as at December 31, 2002, represented a net unrealized loss of $1 million (2001 – net unrealized gain of $2 million).

Note 19

Accumulated foreign currency translation adjustments

	2002	2002	2001	2000

	US$	$	$	$
	(Note 3)
Balance at beginning of year	1	2	(1)	(1)
Effect of changes in exchange rates during the year:
On the net investment in self-sustaining foreign subsidiaries	(11)	(18)	85	(1)
On certain long-term debt denominated in foreign currencies designated as a hedge of the net investment in self-sustaining foreign subsidiaries	11	18	(82)	1

Balance at end of year	1	2	2	(1)

Note 20

Interests in joint ventures

The following amounts represent the Corporation’s proportionate interests in its joint ventures (Norampac and Anthony-Domtar Inc.):

	2002	2002	2001

	US$	$	$
	(Note 3)		Restated
			(Note 2)
Assets
Current assets	104	164	156
Long-term assets	314	497	477
Liabilities
Current liabilities	74	116	98
Long-term liabilities	170	268	271

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 20 (continued)

			2001	2000
			Restated	Restated
	2002	2002	(Note 2)	(Note 2)

	US$	$	$	$
	(Note 3)
Earnings
Net sales	382	603	542	524
Operating profit	46	72	82	100
Financing expenses	11	18	23	22
Net earnings	24	37	41	52

Cash flows
Cash flows provided from operating activities	34	54	71	111
Cash flows used for investing activities	(35)	(55)	(93)	(50)
Cash flows provided from (used for) financing activities	3	4	9	(42)

Note 21

Pension plans

Defined contribution plans

Domtar contributes to several defined contribution, multi-employer and 401(k) plans. The pension expense under these plans is equal to Domtar’s contribution. The 2002 pension expense was $20 million (2001 – $11 million; 2000 – $4 million).

Defined benefit plans

Domtar has several defined benefit pension plans covering substantially all employees, including one closed plan for certain non-unionized employees in Canada. Non-unionized employees in Canada joining Domtar after January 1, 2000 participate in defined contribution plans. The defined benefit plans are generally contributory in Canada and non-contributory in the United States. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management’s most probable assumptions.

Components of net periodic benefit cost for
defined benefit plans

	2002	2002	2001	2000

	US$	$	$	$
	(Note 3)
Service cost for the year	20	31	24	19
Interest expense	44	69	67	62
Expected return on plan assets	(51)	(81)	(77)	(73)
Curtailment and settlement loss	1	2	–	–
Amortization of past service costs	–	1	1	–

Net periodic benefit cost for defined benefit plans	14	22	15	8

As a result of the closure of its St. Catharines, Ontario paper mill, during 2002, Domtar recognized a curtailment loss of $1 million and a settlement loss of $1 million. These two items were included in the closure costs as described in Note 5.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 21 (continued)

Domtar’s funding policy is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Past service obligations primarily arise from improvements to plan benefits. The latest actuarial valuations were conducted as at December 31, 2001 for plans representing approximately 75% of the total plans asset fair value. These valuations indicated a funding deficiency. Domtar expects to contribute for a total amount of $67 million in 2003 compared to $53 million in 2002.

Change in accrued benefit obligation

The following table represents the change in the accrued benefit obligation as determined by independent actuaries.

	2002	2002	2001

	US$	$	$
	(Note 3)
Accrued benefit obligation at beginning of year	664	1,049	956
Service cost for the year	20	31	24
Interest expense	44	69	67
Plan participants’ contributions	8	12	13
Acquisitions	–	–	8
Amendments	(1)	(1)	2
Actuarial losses	15	24	35
Benefits paid	(41)	(64)	(58)
Settlement	(3)	(5)	–
Curtailment	1	1	–
Effect of foreign currency exchange rate changes	–	–	1
Other	–	1	1

Accrued benefit obligation at end of year	707	1,117	1,049

Change in fair value of defined benefit plan assets

The following tables represents the change in the fair value of assets of defined benefit plans reflecting the actual return on plan assets, the contributions and the benefits paid during the year.

	2002	2002	2001

	US$	$	$
	(Note 3)
Fair value of defined benefit plan assets at beginning of year	589	930	958
Actual return on plan assets	(17)	(26)	(8)
Employer contributions	34	53	20
Plan participants’ contributions	8	12	13
Acquisitions	–	–	2
Benefits paid	(41)	(64)	(58)
Settlement	(3)	(5)	–
Effect of foreign currency exchange rate changes	–	–	1
Other	–	–	2

Fair value of defined benefit plan assets at end of year	570	900	930

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 21 (continued)

Description of funded assets

The assets of the pension plans are held by a number of independent trustees and are accounted for separately in the Domtar pension funds. Based on the fair value of the assets held at December 31, 2002, the plan assets are comprised of 3% in cash and short-term investments, 47% in bonds, 50% in Canadian, U.S. and foreign equities.

Domtar has indemnified and held harmless the trustees of Domtar pension funds, and the respective officers, directors, employees and agents of such trustees, from any and all costs and expenses arising out of the performance of their obligations under the relevant trust agreements, including in respect of their reliance on authorized instructions of Domtar or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements. As at December 31, 2002, Domtar has not recorded a liability associated with these indemnifications, as Domtar does not expect to make any payments pertaining to these indemnifications.

Reconciliation of funded status to amounts recognized in Consolidated Balance Sheets

The following table presents the difference between the fair value of the defined benefit pension assets and the actuarially determined accrued benefit obligation as at December 31, 2002 and 2001. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

The table further reconciles the amount of the surplus or deficit (funded status) to the net amount recognized in the Consolidated Balance Sheets. This difference between the funded status and the net amount recognized in the Consolidated Balance Sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. Deferred recognition is a guiding principle of these standards. This approach allows for a gradual recognition of changes in accrued benefit obligations and plan performance over the expected average remaining service life of the employee group covered by the plans.

	2002	2002	2001

	US$	$	$
	(Note 3)
Funded status	(137)	(217)	(119)
Unrecognized actuarial losses	176	278	149
Unrecognized past service costs	7	11	12

Net amount recognized in the Consolidated Balance Sheets	46	72	42

Accrued benefit asset – defined benefit plans	72	114	88
Accrued benefit liability – defined benefit plans	(26)	(42)	(46)

Net amount recognized in the Consolidated Balance Sheets	46	72	42

Weighted-average assumptions

	2002	2001	2000

Discount rate	6.6%	6.7%	7.0%
Expected return on plan assets	8.2%	8.2%	8.2%
Rate of compensation increase	3.9%	3.9%	3.5%

Effective January 1, 2003, Domtar will use 7.7% as the expected return on plan assets, which reflects the current view of long-term investment returns.

As at December 31, 2002, the accrued benefit obligation and the fair value of defined benefit plan assets for the pension plans with an accrued benefit obligation in excess of fair value plan assets were $1,000 million and $787 million (2001 – $936 million and $814 million), respectively.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 22

Other employee future benefit plans

The post-retirement and post-employment plans are unfunded. Only certain long-term disability plans, which were settled in 2001, were funded.

Components of net periodic benefit cost for other employee future benefit plans

	2002	2002	2001	2000

	US$	$	$	$
	(Note 3)
Service cost for the year	3	4	3	4
Interest expense	4	7	6	5
Actuarial losses	1	1	1	–
Settlement loss	–	–	2	–

Net periodic benefit cost for other employee future benefit plans	8	12	12	9

Change in accrued benefit obligation for other employee future benefit plans

	2002	2002	2001

	US$	$	$
	(Note 3)
Accrued benefit obligation at beginning of year	66	104	98
Service cost for the year	2	4	3
Interest expense	4	7	6
Actuarial losses	1	1	4
Settlement	–	–	(7)
Acquisitions	–	–	6
Benefits paid	(4)	(7)	(7)
Effect of foreign currency exchange rate changes	–	–	1

Accrued benefit obligation at end of year	69	109	104

Change in assets of other employee future benefit plans

	2002	2002	2001

	US$	$	$
	(Note 3)
Fair value of assets of other employee future benefit plans at beginning of year	–	–	9
Employer contributions	4	7	7
Benefits paid	(4)	(7)	(7)
Settlement	–	–	(9)

Fair value of assets of other employee future benefit plans at end of year	–	–	–

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 22 (continued)

Funded status and net amount recognized in the Consolidated Balance Sheets

	2002	2002	2001

	US$	$	$
	(Note 3)
Funded status	69	109	104
Unrecognized actuarial losses	(13)	(20)	(19)

Net amount recognized in the Consolidated Balance Sheets	56	89	85

In 2001, Domtar settled its long-term disability obligations through the purchase of an insurance contract by which the insurer assumes all of the risks and obligations under the plans, resulting in a settlement loss of $2 million.

Weighted-average assumptions

	2002	2001	2000

Discount rate	6.6%	6.7%	7.1%
Rate of compensation increase	4.3%	3.7%	3.5%

For measurement purposes, 8.6% weighted-average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually to 4.1% for 2009 and remain at that level thereafter. An increase or decrease of 1% of this rate would have the following impact:

	Increase of 1%		Decrease of 1%

	US$	$	US$	$
	(Note 3)		(Note 3)
Impact on net periodic benefit cost	1	1	(1)	(1)
Impact on accrued benefit obligation	5	8	(4)	(6)

Note 23

Segmented disclosures

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:

Papers – represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.

Paper Merchants – involves the purchasing, warehousing, sale and distribution of various products made by Domtar as well as by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products.

Wood – comprises the manufacture and marketing of lumber and wood-based value-added products as well as the management of forest resources.

Packaging – comprises the Corporation’s 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

The accounting policies of the reportable segments are the same as those described in Note 1. Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes. Segment assets are those directly used in segment operations.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 23 (continued)

Segmented data	2002	2002	2001	2000

	US$	$	$	$
	(Note 3)
Net sales
Papers	2,245	3,546	2,541	2,063
Paper Merchants	755	1,193	1,188	714
Wood(a)	363	574	491	554
Packaging	385	608	551	536

Total for reportable segments	3,748	5,921	4,771	3,867
Intersegment sales — Papers	(197)	(312)	(304)	(179)
Intersegment sales — Wood	(71)	(112)	(81)	(78)
Intersegment sales — Packaging	(4)	(7)	(9)	(12)

Consolidated net sales	3,476	5,490	4,377	3,598

Amortization
Papers(b)	212	335	227	175
Paper Merchants	2	3	4	3
Wood(c)	32	51	32	33
Packaging	21	32	28	26

Total for reportable segments	267	421	291	237
Corporate	2	4	3	2

Consolidated amortization	269	425	294	239

Operating profit (loss)
Papers(b)(d)	190	301	246	395
Paper Merchants	16	25	17	13
Wood(a)(c)	(10)	(16)	(46)	(33)
Packaging	47	74	82	100

Total for reportable segments	243	384	299	475
Corporate(e)	—	—	14	1

Consolidated operating profit	243	384	313	476

			2001	2000
			Restated	Restated
	2002	2002	(Note 2)	(Note 2)

	US$	$	$	$
	(Note 3)
Segment assets
Papers	3,265	5,157	5,400	2,718
Paper Merchants	125	198	208	293
Wood	351	554	563	534
Packaging	417	658	626	553

Total for reportable segments	4,158	6,567	6,797	4,098
Corporate	177	280	258	137

Consolidated assets	4,335	6,847	7,055	4,235

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 23 (continued)

	2002	2002	2001	2000

	US$	$	$	$
	(Note 3)
Net additions to property, plant and equipment
Papers	86	136	154	150
Paper Merchants	1	2	4	2
Wood	30	48	67	53
Packaging	20	31	47	41

Total for reportable segments	137	217	272	246
Corporate	6	9	12	6
Disposals of property, plant and equipment	(2)	(3)	(4)	(4)

Consolidated net additions to property, plant and equipment	141	223	280	248

Geographic information
Net sales (a) (f) (g)
Canada	819	1,294	1,241	1,364
United States	2,516	3,974	3,019	2,157
Other foreign countries	141	222	117	77

	3,476	5,490	4,377	3,598

Property, plant, equipment and goodwill
Canada	1,784	2,818	2,951	2,914
United States	1,657	2,618	2,696	134
Other foreign countries	19	30	27	19

	3,460	5,466	5,674	3,067

(a)	The net sales and the operating profit for the year ended December 31, 2002 reflect a reversal of a $20 million provision recorded in year ended December 31, 2001 for countervailing and antidumping duties on exports of softwood lumber to the United States.

(b)	The operating profit for the year ended December 31, 2002 reflects a $45 million charge, including $14 million related to the write down of property, plant and equipment, relating to the permanent shutdown of the St. Catharines, Ontario paper mill.

(c)	The operating profit for the year ended December 31, 2002 reflects an $18 million charge, including $13 million related to the write down of property, plant and equipment, relating to the shutdown of the Sault Ste. Marie hardwood lumber operations and the Daveluyville, Québec wood products remanufacturing facility.

(d)	The operating profit for the year ended December 31, 2002 includes the recognition of $16 million for investment tax credits related to research and development expenses of prior years, reflected as a reduction of the cost of sales.

(e)	The operating profit for the year ended December 31, 2001 includes $14 million primarily related to the cashing in of certain insurance policies.

(f)	Sales are attributed to countries based on location of external customer.

(g)	In 2002, export sales from Canada were $1,592 million (2001 — $1,635 million; 2000 — $1,658 million).

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 24

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The Consolidated Earnings and the Consolidated Balance Sheets have been prepared in accordance with Canadian GAAP which differ in some respects from U.S. GAAP. The following are the significant differences in accounting principles as they pertain to the Consolidated Earnings and the Consolidated Balance Sheets.

(a) Net earnings adjustments

The following table provides a reconciliation of the net earnings under Canadian GAAP to U.S. GAAP.

	2002	2002	2001	2000

			Restated	Restated
			(1 & 4)	(4)
	US$	$	$	$
	(Note 3)
Net earnings in accordance with Canadian GAAP	89	141	140	262
Adjustments with respect to the following items:
Pension plans cost(2)	(5)	(8)	(2)	(6)
Other employee future benefit plans cost(3)	—	—	1	—
Revenue streams hedge(5)	1	2	—	—
Foreign currency hedging contracts(6)	42	67	(51)	(73)
Commodity hedging contracts(7)	—	—	1	—
Interest rate swap contracts(8)	39	62	(19)	—
Share of joint ventures’ U.S. GAAP adjustments(9)	—	(1)	1	—
Amortization of deferred gain(9)	(3)	(5)	(5)	(5)
Acquisition of E.B. Eddy(10)	(4)	(6)	(11)	(13)
Formation of Norampac(11)	(1)	(2)	(2)	(2)
Loss from discontinued operations(12)	32	50	3	7
Tax effect of the above adjustments	(31)	(49)	30	31

Earnings from continuing operations in accordance with U.S. GAAP	159	251	86	201
Loss from discontinued operations net of income taxes(12)	(21)	(33)	(2)	(5)

Net earnings in accordance with U.S. GAAP	138	218	84	196
Dividend requirements of preferred shares	—	1	2	3

Net earnings applicable to common shares in accordance with U.S. GAAP	138	217	82	193

Earnings from continuing operations per common share in accordance with U.S. GAAP
Basic	0.70	1.10	0.44	1.08
Diluted	0.70	1.10	0.44	1.08
Net earnings per common share in accordance with U.S. GAAP
Basic	0.61	0.96	0.43	1.06
Diluted	0.60	0.95	0.43	1.05

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 24 (continued)

The following table presents the Consolidated Earnings under Canadian and U.S. GAAP.

	2002		2002		2001		2000

					Restated	Restated	Restated
					(Note 2)	(1)	(Note 2)
	US$	US$	$	$	$	$	$	$
	(Note 3)	(Note 3)

	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Net sales	3,476	3,274	5,490	5,172	4,377	4,012	3,598	3,197
Operating expenses
Cost of sales	2,736	2,642	4,321	4,174	3,514	3,301	2,703	2,457
Selling, general and administrative	205	175	324	276	256	215	180	151
Amortization	252	236	398	372	294	274	239	225
Closure costs	40	11	63	18	—	—	—	—

	3,233	3,064	5,106	4,840	4,064	3,790	3,122	2,833

Operating profit	243	210	384	332	313	222	476	364
Financing expenses	(121)	(109)	(192)	(172)	(167)	(144)	(119)	(97)
Amortization of deferred gain	3	—	5	—	5	—	5	—
Share of joint ventures’ net earnings(9 & 11)	—	23	—	34	—	40	—	50
Derivative instruments gain (loss)(6 to 8)	—	81	—	129	—	(69)	—	(73)

	125	205	197	323	151	49	362	244
Income tax expense (recovery)	36	46	56	72	11	(37)	100	43

Earnings from continuing operations	89	159	141	251	140	86	262	201
Loss from discontinued operations net of income taxes(12)	—	21	—	33	—	2	—	5

Net earnings	89	138	141	218	140	84	262	196
Dividend requirements of preferred shares	—	—	1	1	2	2	3	3

Net earnings applicable to common shares	89	138	140	217	138	82	259	193

Earnings from continuing operations per common shares
Basic	0.39	0.70	0.62	1.10	0.72	0.44	1.42	1.08
Diluted	0.39	0.70	0.61	1.10	0.72	0.44	1.41	1.08
Net earnings per common shares
Basic	0.39	0.61	0.62	0.96	0.72	0.43	1.42	1.06
Diluted	0.39	0.60	0.61	0.95	0.72	0.43	1.41	1.05

See section (e) for the reconciliation of the Consolidated Earnings items.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 24 (continued)

(b) Balance sheet adjustments

The following table presents the Consolidated Balance Sheets under Canadian GAAP and U.S. GAAP.

	2002		2002		2001

					Restated	Restated
					(Note 2)	(1)
	US$	US$	$	$	$	$
	(Note 3)	(Note 3)

	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Asset
Current assets
Cash and cash equivalents	24	15	38	24	36	29
Receivables	193	141	304	222	300	215
Inventories	466	424	736	670	779	717
Prepaid expenses	14	13	22	20	24	22
Future income taxes	48	48	76	76	29	29

	745	641	1,176	1,012	1,168	1,012
Property, plant and equipment	3,410	3,215	5,387	5,079	5,612	5,322
Goodwill	50	68	79	108	62	108
Other assets	130	273	205	431	213	372

	4,335	4,197	6,847	6,630	7,055	6,814

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	13	10	20	15	45	35
Trade and other payables	474	436	749	690	708	725
Income and other taxes payable	10	6	15	10	19	9
Long-term debt due within one year	44	32	70	50	38	37

	541	484	854	765	810	806
Long-term debt	1,547	1,427	2,444	2,254	2,883	2,684
Future income taxes	396	348	625	549	528	443
Other liabilities and deferred credits	234	248	370	392	408	381
Shareholders’ equity
Preferred shares	28	28	44	44	48	48
Common shares	1,109	1,102	1,752	1,741	1,731	1,723
Contributed surplus	2	2	3	3	—	—
Retained earnings	477	580	753	916	645	731
Accumulated foreign currency translation adjustments	1	—	2	—	2	—
Accumulated other comprehensive income	—	(22)	—	(34)	—	(2)

	1,617	1,690	2,554	2,670	2,426	2,500

	4,335	4,197	6,847	6,630	7,055	6,814

See section (f) for the reconciliation of the Consolidated Balance Sheets items.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 24 (continued)

(c) Differences between Canadian GAAP and U.S. GAAP

(1) Restatement of 2001 financial statements

In 2002, the Corporation concluded that, in 2001, it did not meet all of the hedge accounting criteria in SFAS 133 for the Corporation’s interest rate swap contracts, notwithstanding that these instruments were designated as hedges and highly effective in achieving their intended purpose from an economic point of view. Consequently, the Corporation has restated the 2001 U.S. GAAP financial statements. “Derivative instruments loss” was increased by $19 million ($13 million net of income tax or $0.07 per common share (basic and diluted)) and “Comprehensive income” was decreased by $13 million. “Long-term debt” was increased by $19 million; “Future income taxes” was decreased by $6 million; and “Shareholders’ equity” was decreased by $13 million.

(2) Pension plans cost

On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs (Note 2). The recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses and past service costs arising prior to January 1, 2000. Differences also arise from the fact that the straight-line method is used to amortize actuarial gains and losses for U.S. GAAP purposes while the corridor method is used for Canadian GAAP purposes.

Furthermore, under U.S. GAAP, an additional minimum pension liability is recorded for plans where the accumulated benefit obligation exceeds the fair value of plan assets. For these plans, an intangible asset is recorded up to the extent of unrecognized past service costs. The balance is recorded in “Other comprehensive income”, net of applicable income taxes. The concept of additional minimum liability does not exist under Canadian GAAP.

(3) Other employee future benefit plans cost

On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs (Note 2). The recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses arising prior to January 1, 2000.

(4) Translation of long-term debt

On January 1, 2002, Domtar adopted the Canadian accounting recommendations relating to the accounting for foreign currency translation (Note 2). These recommendations eliminate the requirement to defer and amortize unrealized exchange gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively with restatement of prior years.

(5) Revenue streams hedge

In connection with the adoption of the Canadian accounting recommendations relating to the accounting for foreign currency translation (Note 2), the Corporation has elected to designate certain U.S. dollar denominated debt as a hedge of its U.S. dollar revenue streams. The exchange gain deferred under Canadian GAAP is recorded to earnings under U.S. GAAP, as such designation is not possible under U.S. GAAP.

(6) Currency hedging contracts

Under Canadian GAAP, unrealized gains and losses on currency hedging contracts are included in earnings when the revenue is recognized. With the adoption of SFAS 133 and 138 mentioned under (d)(i) below, Domtar has elected not to designate the contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and resulting unrealized gains and losses are recorded to earnings. Prior to January 1, 2001, under U.S. GAAP, these contracts did not qualify as hedging instruments and accordingly were marked to market, and the resulting unrealized gains and losses were recorded to earnings. Under Canadian GAAP, gains and losses related to these contracts are included in “Net sales”.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 24 (continued)

(7) Commodity hedging contracts

Under Canadian GAAP, gains and losses on commodity hedging contracts are included in earnings when the designated transaction is recognized. With the adoption of SFAS 133 and 138 mentioned under (d)(i) below, Domtar has elected to not designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and the resulting unrealized gains and losses are recorded to earnings. Under Canadian GAAP, gains and losses related to these contracts are included in “Net sales”.

(8) Interest rate swap contracts

Under Canadian GAAP, unrealized gains and losses on interest rate swap contracts designated as hedges are not recognized in the financial statements. Under U.S. GAAP, these interest rate swap contracts cannot be designated as a hedge and are marked to market. Therefore, any fluctuations of the fair value are recorded to earnings. Accordingly, the $19 million (US$12 million) unrealized loss as at December 31, 2001, was recorded to earnings with the offsetting amount being recorded under “Other liabilities and deferred credits”.

In November 2002, the Corporation terminated prior to maturity its interest rate swap contracts for net cash proceed of $40 million (US$26 million). Under Canadian GAAP, this net gain is deferred and recognized as a deduction of “Financing expenses” over the period of the interest rate payments initially designated as being hedged by these swaps. Furthermore, the Corporation had an unamortized deferred credit of $3 million related to interest received under these contracts during the year. Under U.S. GAAP, there is no deferred amount as the fluctuations in the swaps’ market value and interest payments are recognized in earnings as they arise.

(9) Joint ventures

Interest in joint ventures is accounted for using the proportionate consolidation method for Canadian GAAP and using the equity method under U.S. GAAP. This difference does not affect “Net earnings” or “Shareholders’ equity”. Furthermore, under Canadian GAAP, a portion of the gain on the contribution to Norampac is deferred and amortized. Under U.S. GAAP, this gain was fully recognized upon the formation of Norampac.

(10) Acquisition of E.B. Eddy

The E.B. Eddy acquisition has been accounted for under Canadian GAAP which, at the time, differed from U.S. GAAP in the accounting for income taxes, pension benefits and accounting for business integration provisions.

(11) Formation of Norampac

On January 1, 2000, Domtar adopted the Canadian accounting recommendations for income taxes (Note 2). These recommendations essentially harmonize Canadian and U.S. GAAP and were applied retroactively without restating prior years. Accordingly, certain property, plant and equipment acquired at the formation of Norampac remained recorded at a lower value under Canadian GAAP. Under U.S. GAAP, as at December 31, 2002, “Property, plant and equipment” as well as “Retained earnings” were increased by $24 million (2001 — $26 million).

(12) Loss from discontinued operations

On January 1, 2002, Domtar adopted SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” for reporting purposes under U.S. GAAP. SFAS 144 establishes an accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. Pursuant to SFAS 144, Domtar’s closure of its St. Catharines paper mill, which occurred during the year ended December 31, 2002, qualifies as a discontinued operation.

(13) Net sales

Net sales for 2002 included deductions amounting to $31 million and a reversal of a $20 million provision recorded in 2001 for countervailing and antidumping duties on exports of softwood lumber to the United States. Net sales also included delivery costs as described in Note 1. Both the countervailing and antidumping duties as well as delivery costs have been reclassified in Cost of sales under U.S. GAAP.

(14) Investment tax credits

Under U.S. GAAP, the income tax expense has been reduced by $16 million for investment tax credits related to research and development expenses of prior years which had been recognized as a reduction of cost of sales under Canadian GAAP.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 24 (continued)

(15) Long-term debt discount

Under Canadian GAAP, long-term debt discount is presented in “Other assets” as a deferred charge. U.S. GAAP requires that long-term debt discount be reported as a direct reduction of the long-term debt.

(16) Share purchase loans receivable

Under U.S. GAAP, share purchase loans receivable should be presented as deductions from “Common shares” unless there is substantial evidence that the borrower, not the enterprise, is at risk for any decline in the price of the shares and there is reasonable assurance that the enterprise will collect the full amount of the loan in cash. Domtar does not meet the criteria because these receivables are guaranteed by the shares issued.

(d) Supplementary disclosures

i) Accounting changes

Stock-based compensation and other stock-based payments

On January 1, 2002, and concurrently with the adoption of Section 3870 “Stock-based compensation and other stock-based payments” for Canadian GAAP purposes, Domtar adopted the fair value method defined in SFAS 123 to measure its stock-based compensation and other stock-based payments (Note 2). SFAS 123 indicates that the fair value method is the preferable method of accounting and requires that the fair value method be adopted prospectively.

Prior to January 1, 2002, Domtar had elected to measure stock-based compensation and other stock-based payments using the intrinsic value base method of accounting. In this instance, however, under SFAS 123, Domtar is required to make pro forma disclosures of net earnings, basic earnings per share and diluted earnings per share using the fair value method of accounting for stock-based compensation and other stock-based payments granted prior to January 1, 2002.

Accordingly, Domtar’s net earnings, basic earnings per share and diluted earnings per share for the year ended December 31, 2002 would have been reduced, on a pro forma basis, by $3 million, $0.01 per common share and $0.01 per common share, respectively (2001 — $3 million, $0.02 per common share and $0.02 per common share, respectively; 2000 — $2 million, $0.01 per common share and $0.01 per common share, respectively) for stock-based compensation and other stock-based payments granted prior to January 1, 2002.

Goodwill and intangible assets

On January 1, 2002, and concurrently with the adoption of Section 3062 “Goodwill and intangible assets” for Canadian purposes, Domtar has adopted SFAS 142 “Goodwill and Other Intangible Assets” (Note 2). SFAS 142 requires that goodwill be tested for impairment and prohibits the amortization of goodwill. Under U.S. GAAP, as at December 31, 2002, Domtar had goodwill of $102 million arising from the acquisition of E.B. Eddy (see (c) (10) above) in addition to the goodwill under Canadian GAAP. Amortization thereof amounted to $6 million during the years 2001 and 2000. Pursuant to SFAS 142, Domtar has tested its goodwill for impairment and has determined that no write down for impairment was necessary.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 24 (continued)

Derivative instruments and hedging activities

Effective January 1, 2001, Domtar adopted SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” and SFAS 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. These standards require all derivative financial instruments to be recorded on the balance sheet at their fair value. Changes in fair value of derivatives that are not hedges are recognized in the earnings as they arise. If the derivative is a hedge, depending on the nature of the hedge, a change in the fair value of the derivative is either offset in income against the change in the fair value of the hedged asset, liability or firm commitment or is recognized in “Other comprehensive income” until the hedged item is recognized in earnings. In adopting these standards, Domtar incurred a transition adjustment of $1 million resulting from the net unrealized loss on commodity hedging contracts. As these contracts constituted cash flow hedges, this transitional adjustment had been recorded in “Other comprehensive income” in 2001 and was transferred to earnings during the year as the contracts matured.

ii) Defined benefit pension plans

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $997 million, $904 million and $785 million, respectively, as at December 31, 2002 and $148 million, $134 million and $87 million, respectively, as at December 31, 2001.

iii) Comprehensive income and accumulated other comprehensive income

Comprehensive income

	2002	2002	2001	2000
			Restated
			(1)

	US$	$	$	$
	(Note 3)
Net earnings in accordance with U.S. GAAP	138	218	84	196
Other comprehensive income
Additional minimum liability of defined benefit pension plans, net of income taxes of $19 million (2001—nil; 2000—$(1) million) (see (c)(2) above))	(21)	(33)	(1)	1
Cumulative effect of adopting SFAS 133 and 138 (see (i) above)	–	–	(1)	–
Transfer of unrealized loss on commodity hedging contracts to earnings	1	1	–	–
Foreign currency translation adjustments	–	–	3	–

Comprehensive income	118	186	85	197

Accumulated other comprehensive income

	2002	2002	2001	2000

	US$	$	$	$
	(Note 3)
Additional minimum liability of defined benefit pension plans	(23)	(36)	(3)	(2)
Unrealized loss on commodity hedging contracts	–	–	(1)	–
Foreign currency translation adjustments	1	2	2	(1)

Accumulated other comprehensive income	(22)	(34)	(2)	(3)

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 24 (continued)

iv) Impact of accounting pronouncements not yet implemented
Costs associated with exit or disposal activities

In June 2002, the FASB issued SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when a liability is incurred. Domtar will adopt SFAS 146 on January 1, 2003 for U.S. GAAP reporting. Domtar does not anticipate any immediate financial statement impact with the adoption of this standard.

Asset retirement obligations

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations”. Domtar must adopt this standard for U.S. GAAP reporting at the beginning of fiscal year 2003. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Domtar is currently assessing the impact that this standard will have on its results of operations and financial position.

Guarantees

In November 2002, the FASB issued interpretation FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which requires that a guarantor disclose and recognize in its financial statements its obligations relating to guarantees that it has issued. Liability recognition is required at the inception of the guarantee, whether or not payment is probable. The disclosure requirements are effective for periods ending after December 15, 2002 and have been reflected in the financial statements. The recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002.

Variable interest entities

In January 2003, the FASB issued interpretation FIN No. 46, “Consolidation of Variable Interest Entities” which requires that an enterprise holding a variable interest in a Variable Interest Entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if the enterprise is to absorb a majority of the VIE’s expected losses and/or receive a majority of its expected residual returns. This interpretation is effective for newly created VIEs after January 31, 2003. For VIEs existing prior to this date, the provisions of the interpretation are effective for reporting periods beginning after June 15, 2003. Domtar does not expect the recommendation to have an initial impact on its financial statements upon adoption.

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 24 (continued)

(e) Reconciliation of the Consolidated Earnings items from Canadian GAAP to U.S. GAAP

	2002	2002	2001	2000

	US$	$	$	$
	(Note 3)
Net sales—Canadian GAAP	3,476	5,490	4,377	3,598
Discontinued operations(12)	(22)	(34)	(58)	(51)
Delivery costs(13)	195	308	215	174
Countervailling and antidumping duties(13)	7	11	20	–
Joint ventures(9)	(382)	(603)	(542)	(524)

Net sales—U.S. GAAP	3,274	5,172	4,012	3,197

Cost of sales—Canadian GAAP	2,736	4,321	3,514	2,703
Pension plans cost(2)	5	8	2	6
Other employee future benefit plans cost(3)	–	–	(1)	–
Discontinued operations(12)	(25)	(39)	(59)	(57)
Delivery costs(13)	195	308	215	174
Countervailling and antidumping duties(13)	7	11	20	–
Investment tax credits(14)	10	16	–	–
Joint ventures(9)	(286)	(451)	(390)	(369)

Cost of sales—U.S. GAAP	2,642	4,174	3,301	2,457

Selling, general and administrative—Canadian GAAP	205	324	256	180
Joint ventures(9)	(30)	(48)	(41)	(29)

Selling, general and administrative—U.S. GAAP	175	276	215	151

Amortization—Canadian GAAP	252	398	294	239
Acquisition of E.B. Eddy(10)	4	6	11	13
Discontinued operations(12)	–	–	(2)	(1)
Joint ventures(9)	(20)	(32)	(29)	(26)

Amortization—U.S. GAAP	236	372	274	225

Closure costs—Canadian GAAP	40	63	–	–
Discontinued operations(12)	(29)	(45)	–	–

Closure costs—U.S. GAAP	11	18	–	–

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 24 (continued)

(e) Reconciliation of the Consolidated Earnings items from Canadian GAAP to U.S. GAAP (continued)

	2002	2002	2001	2000

	US$	$	$	$
	(Note 3)
Financing expenses—Canadian GAAP	121	192	167	119
Revenue streams hedge(5)	(1)	(2)	–	–
Joint ventures(9)	(11)	(18)	(23)	(22)

Financing expenses—U.S. GAAP	109	172	144	97

Income tax expense—Canadian GAAP	36	56	11	100
Tax effect of the adjustments	31	49	(30)	(31)
Investment tax credits(14)	(10)	(16)	–	–
Joint ventures(9)	(11)	(17)	(18)	(26)

Income tax expense—U.S. GAAP	46	72	(37)	43

(f) Reconciliation of the Consolidated Balance Sheets items from Canadian GAAP to U.S. GAAP

	2002	2002	2001

	US$	$	$
	(Note 3)
Cash and cash equivalents – Canadian GAAP	24	38	36
Joint ventures(9)	(9)	(14)	(7)

Cash and cash equivalents – U.S. GAAP	15	24	29

Receivables – Canadian GAAP	193	304	300
Joint ventures(9)	(52)	(82)	(85)

Receivables – U.S. GAAP	141	222	215

Inventories – Canadian GAAP	466	736	779
Joint ventures(9)	(42)	(66)	(62)

Inventories – U.S. GAAP	424	670	717

Prepaid expenses – Canadian GAAP	14	22	24
Joint ventures(9)	(1)	(2)	(2)

Prepaid expenses – U.S. GAAP	13	20	22

Property, plant and equipment – Canadian GAAP	3,410	5,387	5,612
Acquisition of E.B. Eddy(10)	50	79	85
Joint ventures(9 & 11)	(245)	(387)	(375)

Property, plant and equipment – U.S. GAAP	3,215	5,079	5,322

Goodwill – Canadian GAAP	50	79	62
Acquisition of E.B. Eddy(10)	64	102	102
Joint ventures(9)	(46)	(73)	(56)

Goodwill – U.S. GAAP	68	108	108

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 24 (continued)

	2002	2002	2001

	US$	$	$
	(Note 3)
Other assets—Canadian GAAP	130	205	213
Pension plans cost(2)	(49)	(77)	(70)
Additional minimum liability(2)	38	60	4
Commodity hedging contracts(7)	1	1	—
Long-term debt discount(15)	(7)	(11)	(12)
Share purchase loans receivable(16)	(7)	(11)	(8)
Joint ventures(9)	167	264	245

Other assets—U.S. GAAP	273	431	372

Bank indebtedness—Canadian GAAP	13	20	45
Joint ventures(9)	(3)	(5)	(10)

Bank indebtedness—U.S. GAAP	10	15	35

Trade and other payables—Canadian GAAP	474	749	708
Foreign currency hedging contracts(6)	17	27	94
Joint ventures(9)	(55)	(86)	(77)

Trade and other payables—U.S. GAAP	436	690	725

Income and other taxes payable—Canadian GAAP	10	15	19
Joint ventures(9)	(4)	(5)	(10)

Income and other taxes payable—U.S. GAAP	6	10	9

Long-term debt due within one year—Canadian GAAP	44	70	38
Joint ventures(9)	(12)	(20)	(1)

Long-term debt due within one year—U.S. GAAP	32	50	37

Long-term debt—Canadian GAAP	1,547	2,444	2,883
Long-term debt discount(15)	(7)	(11)	(12)
Joint ventures(9)	(113)	(179)	(187)

Long-term debt—U.S. GAAP	1,427	2,254	2,684

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 24 (continued)

(f) Reconciliation of the Consolidated Balance Sheets items from Canadian GAAP to U.S. GAAP (continued)

	2002	2002	2001

	US$	$	$
	(Note 3)
Future income taxes–Canadian GAAP	396	625	528
Tax effect of the adjustments	(3)	(5)	(18)
Joint ventures(9)	(45)	(71)	(67)

Future income taxes—U.S. GAAP	348	549	443

Other liabilities and deferred credits—Canadian GAAP	234	370	408
Pension plans cost(2)	(2)	(3)	(4)
Additional minimum liability(2)	73	116	8
Other employee future benefit plans cost(3)	13	20	20
Revenue streams hedge(5)	(1)	(2)	–
Interest rate swap contracts(8)	(27)	(43)	19
Deferred gain on contribution of net assets to Norampac(9)	(30)	(48)	(53)
Joint ventures(9)	(12)	(18)	(17)

Other liabilities and deferred credits—U.S. GAAP	248	392	381

Common shares—Canadian GAAP	1,109	1,752	1,731
Share purchase loans receivable(16)	(7)	(11)	(8)

Common shares—U.S. GAAP	1,102	1,741	1,723

Retained earnings—Canadian GAAP	477	753	645
Pension plans cost(2)	(32)	(50)	(45)
Other employee future benefit plans cost(3)	(9)	(14)	(14)
Revenue streams hedge(5)	1	1	–
Foreign currency hedging contracts(6)	(13)	(21)	(68)
Commodity hedging contracts(7)	1	1	–
Interest rate swap contracts(8)	18	30	(13)
Deferred gain on contribution of net assets to Norampac(9)	23	36	37
Acquisition of E.B. Eddy(10)	99	156	161
Joint ventures(9 & 11)	15	24	28

Retained earnings—U.S. GAAP	580	916	731

Accumulated foreign currency translation adjustments—Canadian GAAP	1	2	2
Additional minimum liability(2)	(23)	(36)	(3)
Unrealized loss on commodity hedging contracts	–	–	(1)

Accumulated other comprehensive income—U.S. GAAP	(22)	(34)	(2)

December 31, 2002 (In millions of Canadian dollars, unless otherwise noted)

Note 25

Comparative figures

To conform with the basis of presentation adopted in the current year, certain figures previously reported have been reclassified.

UNDERTAKING

     The Registrant agrees to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: (i) the securities in relation to which the obligation to file an annual report on Form 40-F arises; or (ii) transactions in said securities.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	Domtar Inc.

By:	/s/ Razvan L. Theodoru

Razvan L. Theodoru Assistant Secretary

Date:	March 27, 2003

CERTIFICATIONS

     I, Raymond Royer, certify that :

     1.     I have reviewed this annual report on Form 40-F of Domtar Inc.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Raymond Royer
Name: Title: Date:	Raymond Royer President and Chief Executive Officer March 27, 2003

     I, Christian Dubé, certify that :

     1.     I have reviewed this annual report on Form 40-F of Domtar Inc.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Christian Dubé
Name: Title: Date:	Christian Dubé Senior Vice-President and Chief Financial Officer March 27, 2003