Form 40-F/A
DOMTAR INC /CANADA
filed 2003-05-12
CIK 819817

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F/A

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

8 3/4% Notes due 2006, 9 1/2% Debentures due 2016, 7.875% Notes due 2011

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X]	Annual Information form	[ ]	Audited annual financial statements

[cover continued on next page]

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

FORWARD-LOOKING STATEMENTS

This Annual Information Form on Form 40-F contains forward-looking statements, including, without limitation, those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for products and the pricing pressures thereto, financial condition of the customers and competitors, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions such as rates of economic growth in the Company’s principal geographic markets or fluctuations in exchange and interest rates.

Figures prior to 2002 have been restated to account for the adoption of the amended Canadian Institute of Chartered Accountants recommendations regarding foreign currency translation.

Annual Information Form

of

Domtar Inc.

May 1, 2003

Item 2 – CORPORATE STRUCTURE
(1) Incorporation of Issuer
(2) Subsidiaries
Item 3 — GENERAL DEVELOPMENT OF THE BUSINESS
Business Profile
Strategic Initiatives
Business Strategy
Item 4 – NARRATIVE DESCRIPTION OF THE BUSINESS
Industry Segment and Geographic Area Information
Description of Our Business
Papers
Paper Merchants
Wood
Packaging — Norampac
Employee Relations
Environmental Matters
Business Risks
Capital Expenditures
Item 5 — SELECTED CONSOLIDATED FINANCIAL INFORMATION
Three-Year Consolidated Financial Information
Dividends
Item 6 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF ANNUAL RESULTS OF OPERATIONS
Item 7 — MARKET FOR THE SECURITIES OF THE ISSUER
Item 8 — DIRECTORS AND OFFICERS
Item 9 — ADDITIONAL INFORMATION
FORM 40-F/A
EXHIBIT 99.1

Item 2 – CORPORATE STRUCTURE

(1) Incorporation of Issuer

     The name of the Issuer is Domtar Inc.

     Formed in 1929 under the laws of Canada, Domtar Inc. was continued under the Canada Business Corporations Act by a certificate of continuance dated December 30, 1977 and subsequently amalgamated with certain wholly owned subsidiaries by certificates of amalgamation dated December 31, 1977, October 31, 1978 and July 31, 1979. The December 31, 1977 and October 31, 1978 certificates of amalgamation were issued in the course of the consolidation of substantially all of the Corporation’s Canadian operations into a single corporation. The July 31, 1979 certificate of amalgamation confirmed the amalgamation of Domtar Inc. and two wholly-owned subsidiaries. On January 1, 2000, Domtar Inc. amalgamated with its wholly-owned subsidiary, E.B. Eddy Forest Products Ltd. to continue under the name Domtar Inc.

     In this Annual Information Form, the “Corporation” refers to Domtar Inc. and “Domtar”, “we” “our” and “us” refers to the Corporation together with one or more of its subsidiaries but excludes interests in joint ventures, namely Norampac Inc. (“Norampac”), a 50%-owned corporation. Domtar’s investment in Norampac is accounted for by the proportionate consolidation method, and, accordingly, “consolidated” refers to Domtar consolidated with its 50% share in Norampac and any other joint ventures. The Corporation’s registered and principal office is at 395 de Maisonneuve Boulevard West, Montréal, Québec H3A 1L6. Unless otherwise specified, all information is presented as of December 31, 2002. All dollar amounts are denominated in Canadian dollars unless otherwise specified.

(2) Subsidiaries

     Domtar Industries Inc., Domtar A.W. Corp., Domtar Maine Corp. and Ris Paper Company, Inc. (“RIS Paper”) are the only significant direct or indirect subsidiaries of the Corporation as of the date of this Annual Information Form. They are all wholly-owned with the jurisdiction of incorporation of Domtar Industries Inc., Domtar Maine Corp., and Domtar A.W. Corp. being Delaware and that of RIS Paper being New York State. There are no non-voting shares held in these subsidiaries by the Corporation.

Item 3 — GENERAL DEVELOPMENT OF THE BUSINESS

Business Profile

     Our reporting segments correspond to our following business activities: Papers, Paper Merchants and Wood. In addition, our 50% investment in Norampac corresponds to the Packaging segment. For the year ended December 31, 2002, our consolidated net sales were $5.5 billion.

Papers. We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper mills in Canada and five in the United States, with an annual production capacity of approximately 2.8 million tons of paper, which are complemented by strategically located warehouses and sales offices. More than 50% of our paper production capacity is located in the United States, and approximately 85% of our paper sales are generated in the United States. Uncoated and coated freesheet paper, our principal products, are used for business, commercial printing and publication, and technical and specialty applications. We sell paper primarily through a large network of owned and independent merchants, which distribute our paper products from over 350 locations throughout North America. We also sell our products to a variety of customers including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp that is produced in excess of our internal requirements. We also purchase pulp to optimize paper production and freight costs. At December 31, 2002, our net market pulp position (shipments less purchases) was approximately 630,000 tons. Our Papers business is our most important segment and represented 59% of our consolidated net sales in 2002, or 65% when including sales of Domtar paper through our own Paper Merchants business.

Paper Merchants. Our Paper Merchants business comprises the purchasing, warehousing and marketing of various products made by us as well as by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Our Canadian paper merchants operate a total of eight branches in eastern Canada (Buntin Reid in Ontario, JBR/La Maison du Papier in Québec and The Paper House in the Atlantic Provinces) while our US paper merchant (RIS Paper) services a large customer base from 20 locations in the Northeast, Midwest and the Mid-Atlantic regions of the United States. Our Paper Merchants business represented 22% of our consolidated net sales in 2002, or 16% when excluding sales of Domtar paper.

Wood. Our Wood segment comprises the manufacture and marketing of lumber and wood-based value-added products as well as the management of forest resources. We operate 11 sawmills, one planer mill and one remanufacturing facility with an annual capacity of 1.2 billion board feet. We also have investments in three businesses (two of which are joint ventures) that produce wood products. We seek to optimize forestlands for which we are responsible through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 8% of our consolidated net sales in 2002.

Packaging — Norampac. Our Packaging business comprises our 50% ownership interest in Norampac, a joint venture between Domtar Inc. and Cascades Inc. The Board of Directors of Norampac is composed of four representatives from each of Domtar Inc. and Cascades Inc. The Chairman of the Board is a Domtar Inc. representative while the President and CEO is a Cascades Inc. representative. Norampac’s debt is non-recourse to us. We account for our 50% interest in Norampac using the proportionate consolidation method. Norampac’s network of 25 corrugated packaging plants, strategically located across Canada and including facilities in the United States and Mexico, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac’s eight containerboard mills that have a combined annual capacity of approximately 1.6 million tons. Our Packaging business represented 11% of our consolidated net sales in 2002.

Strategic Initiatives

     Since 1997, under the leadership of our current senior management team, we have implemented a series of strategic initiatives designed to reposition our company to meet our customers’ quality and service needs, thereby increasing our customers’ loyalty to us and enhancing shareholder value. These transactions include:

(1)  Norampac Joint Venture. In December 1997, we combined our containerboard and corrugated packaging business with the containerboard and corrugated packaging business of Cascades Inc. by forming Norampac. We received $300 million in cash from Norampac and retained a 50% equity interest in Norampac.

(2)  Acquisition of E.B. Eddy. In July 1998, we acquired E.B. Eddy Ltd. and E.B. Eddy Paper, Inc. (“E.B. Eddy”), an integrated Canadian producer of specialty paper and wood products, by paying $440 million in cash, issuing common shares with a market value at the acquisition date of $368 million and assuming debt of $75 million.

(3)  Acquisition of RIS Paper. In July 2000, we acquired RIS Paper, one of the largest independent merchants of commercial printing and business papers in the United States, by paying $7 million in cash, issuing common shares with a market value at the acquisition date of $24 million and assuming debt of $102 million.

(4)  Acquisition of Four Paper Mills. On August 7, 2001, we acquired four integrated pulp and paper mills in the United States for US$1.65 billion ($2.53 billion) in cash (the “Acquisition”). The Acquisition doubled the size of our annual paper production capacity to approximately 2.8 million tons, consolidated our position in the uncoated freesheet market and gave us critical mass in a rapidly consolidating industry.

(5)  Consolidation of Capacity. We have made an ongoing commitment to adjust production to meet our customers’ needs. In March 2002, as a result of a review of overall paper machine capacity, market demand and respective paper manufacturing costs across all our mills, we announced the immediate shutdown of a paper machine at the Nekoosa, Wisconsin, paper mill and the shutdown of the St. Catharines, Ontario, paper mill which took place in September 2002. These shutdowns permanently curtailed 80,000 tons of paper production. On November 29, 2002, we announced the permanent closure of our wood remanufacturing facility in Daveluyville, Québec, and our hardwood lumber operation in Sault Ste. Marie, Ontario (both of which were subsequently sold in March and April of 2003). These actions resulted from our decision to concentrate our remanufacturing operations at the Sullivan mill in the Abitibi region of Québec, to exit the hardwood lumber business and to focus our efforts on improving the efficiency of our softwood lumber mills.

Business Strategy

     Our overall strategic objective is to be a world leader in the paper industry, particularly in the fine paper segment. We have developed our business strategies around meeting and anticipating the ever changing needs of our customers, providing our shareholders with attractive returns, and fostering a dynamic and creative environment in which shared human values and personal commitment prevail.

     Our business strategies are to continue to:

•	Focus on our Customers’ Needs. We are committed to continue building long-term customer relationships in which we are a provider of choice to each of our customers, which include both distributors and end-users. In this respect, we are committed to product development by working with customers and suppliers to develop new or enhanced products. In addition, in order to better respond to the needs of our paper customers, we are in the process of consolidating four information technology customer service applications onto a single platform as well as deploying a single enterprise resource planning information technology system which will fully integrate customer orders with production planning at our mills;

•	Broaden our Distribution Capabilities. We distribute our paper products through a large number of merchants, with the objective of avoiding dependence on any one merchant or any one channel of distribution. We will continue to focus on those paper merchants that are typically very customer-oriented and involved in their local markets, which contributes to building end-user loyalty;

•	Partner with Employees. We believe that our employees are a key driver of our productivity, product quality and customer service, giving us a competitive edge. We believe it is our responsibility to foster a rewarding environment for our employees in which shared values and personal commitment allow employees to expand their skills and contribute to our performance and growth;

•	Increase our Profitability. We seek to be one of the most profitable companies in our industry by continuously improving our operations. During 2003, we expect to realize the full impact of our Acquisition-related synergies (we reached an annualized run-rate of US$80 million as at December 31, 2002). In addition, we should also achieve our two-year objective of $100 million of additional profitability by the end of 2003 through higher efficiencies, improving our customer base and our product offerings, and reducing costs throughout our operations; and

•	Grow Through Acquisitions and Alliances while maintaining strict financial discipline. We believe that growth through selective acquisitions and strategic alliances is central to our ability to meet our customers’ quality and service needs, thereby increasing our customers’ loyalty to us and enhancing shareholder value. We are committed to maintaining strict financial discipline with respect to any future growth activities as well as limiting our annual capital expenditures over a business cycle to 75% of amortization.

Item 4 – NARRATIVE DESCRIPTION OF THE BUSINESS

Industry Segment and Geographic Area Information

     Financial information pertaining to Domtar’s consolidated industry and geographical segments and export sales is presented in Note 23 of the Consolidated Financial Statements of the Corporation for the year ended December 31, 2002 (the “2002 Consolidated Financial Statements”), which are incorporated herein by reference.

Description of Our Business

     Domtar’s reporting segments correspond to our following business activities: Papers, Paper Merchants and Wood. In addition, our 50% investment in Norampac corresponds to the Packaging segment.

Papers

     We produce, market and distribute a wide range of fine paper products to a variety of consumers that include business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters as well as paper merchants. We have an annual production capacity of approximately 2.8 million tons of paper. In addition, we sell pulp that we produce in excess of our internal requirements.

     The following table sets forth Domtar’s trade shipments of papers and market pulp for the years indicated:

	Year ended December 31,

	2002	2001	2000	1999	1998

Papers (thousands of tons) (1)(2)	2,613	1,828	1,380	1,354	1,009
Market pulp (thousands of tons) (1)(2)	789	505	373	446	340

(1)	The shipment statistics for 2001 contain 5 months of shipments for the integrated pulp and paper mills acquired in 2001 – 497,000 tons of paper and 194,000 tons of pulp.

(2)	The shipment statistics for 1998 contain 5 months of shipments for E.B. Eddy – 201,000 tons of paper and 54,000 tons of pulp.

     Our principal product categories consist of business papers, commercial printing and publication papers, and technical and specialty papers. The following chart illustrates our principal paper products and our annual paper production capacity, by types, grades and applications.

Categories	Business Papers				Commercial Printing and Publication Papers						Technical and Specialty Papers

Types	Uncoated Freesheet								Coated Freesheet		Uncoated and Coated freesheet

Grades	•	Copy	•	Premium imaging/ Technology papers	• •	Offset Business converting	• • •	Lightweight Opaques Text, cover and writing	• • •	Lightweight Premium Regular	• • • • • •	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables

Applications	• • •	Photocopies Office documents Presentations			• • • • •	Pamphlets Brochures Direct mail Commercial printing Forms & envelopes	• • • • •	Stationery Brochures Annual reports Books Catalogues	• • • • •	Brochures Annual reports Books Magazines Catalogues	• • • • •	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers

Capacity*	As at January 1, 2003			approximately 2.8 million tons

		0.8 million tons 29%		0.2 million tons 7%		0.6 million tons 22%		0.4 million tons 14%		0.4 million tons 14%		0.4 million tons 14%

*	The allocation of production capacity may vary from year to year in order to take advantage of market conditions.

     Our business papers consist principally of uncoated freesheet papers, such as copy and premium imaging papers used in photocopy machines, laser and ink jet printers. We also make papers for conversion into forms, envelopes and repositionable note pads. They are principally for home and office use.

     Our commercial printing grades include uncoated freesheet papers, such as offset papers, opaque offset and several designer grades as well as a variety of premium coated printing papers. These grades are used in sheet and roll fed offset presses across the spectrum of commercial printing end uses. Our publication papers include tradebook and lightweight uncoated and coated papers used principally in book publishing applications such as textbooks, dictionaries, bibles, magazines, hard cover novels and financial printing.

     We also produce paper for several technical and specialty markets. These technical and specialty papers consist primarily of base stock used by the flexible packaging industry in the production of food and medical packaging and other specialty papers for various other industrial applications, including base stock for sandpaper and wallpaper, base stock for medical gowns, drapes and packaging, and transfer paper for printing processes. We also participate in several converting grades for specialty and security applications.

Product Development

     We pursue product development opportunities in order to provide customers with new or enhanced products. We annually target specific improvements for profitability and volume of new product sales. New product ideas are proactively sought and rewarded throughout the organization. Ideas are screened in a disciplined process that prioritizes and plans activities to maximize benefits and minimize development costs and time to market. Our various manufacturing capabilities provide us with flexibility to develop specialized products at a competitive cost advantage over the life cycle of the products. An example of our product development capability is the shipment, in 2002, of 88,000 tons of products that have been developed since 1999, accounting for about 3% of our total paper shipments. We also support fundamental research at several universities and through research institutions such as the Pulp and Paper Research Institute of Canada.

Customers and Distribution

     Our customers consist of three basic groups: paper merchants, converters and end-users. Generally, we sell business papers through paper merchants, retail outlets and office equipment manufacturers. We sell a range of coated and uncoated printing and publication papers to end-users such as publishers or to commercial printers through paper merchants. We sell our technical and specialty products to both end-users and converters, who apply a further production process such as coating, laminating or waxing to our papers before selling them to a variety of specialized end-users. We distribute our paper products through a large network of paper sales merchants, two of which we own (See Paper Merchants), operating from over 350 locations throughout North America. Our customer service personnel work closely with sales, marketing and production staff to provide service and support to merchants, converters and end-users.

     We promote our products directly to end-users and others who influence paper purchasing decisions in order to enhance brand recognition and increase product demand. Our sales representatives work closely with mill-based new product development personnel, and undertake joint marketing initiatives with customers in order to better understand our customers’ businesses and needs and to support their future requirements. Paper merchants, who sell our products to their own customers, represent our largest group of customers, accounting for approximately 69% of our shipments of manufactured paper products in 2002. During 2002, approximately 85% of our Papers sales were in the United States with the remainder in Canada.

     In connection with the Acquisition, we signed a distribution agreement with Georgia-Pacific Corporation (“GP”) to sell up to 748,000 tons of paper, principally printing and imaging, per year to GP and its then wholly-owned subsidiary Unisource Worldwide, Inc. (“Unisource”). A part of this quantity is not subject to firm commitments by GP or Unisource. GP has also signed a non-competition agreement with us for a period of three years from August 7, 2001, whereby GP has agreed not to sell certain paper products in North America. In November 2002, part of the distribution agreement was assigned to Unisource in conjunction with the sale of a majority interest in Unisource by GP. GP has agreed to guarantee the performance of Unisource for the portion of the contract which was assigned.

     We are users of supply chain management and internet-based service tools, which integrate order, production and delivery logistics for 75% of our paper production. In order to better respond to customer needs, we are in the process of consolidating four information technology customer service applications onto a single platform as well as deploying a single enterprise resource planning information technology system which will fully integrate customer orders with production planning at our mills.

     We sell market pulp to customers mainly in North America through a centrally located sales force. We also sell market pulp to overseas customers through commission agents. We maintain pulp supplies at strategically located warehouses, which allows us to respond to orders on short notice. In 2002, approximately 11% of our sales of market pulp were made in Canada, 57% were made in the United States and the remaining 32% to overseas customers. We also purchase pulp to optimize paper production and freight costs. At December 31, 2002, our net market pulp position (shipments less purchases) was 630,000 tons.

Facilities

     The quality and breadth of our manufacturing assets allow us to be a low cost producer of high volume papers and an efficient producer of lower volume, value-added specialty papers.

     The following table lists the paper production facilities owned and operated by us. The table also indicates the number of paper machines at each facility, the principal products manufactured at each facility, and the approximate annual production capacity of each facility:

	Paper
Paper Production Facility	Machines	Principal Paper Type	Annual Capacity (1)

			(000,000 tons)
Ashdown, AR	4	Copy, offset and technical	0.8

Windsor, Québec	2	Copy and offset	0.6

Nekoosa, WI	3	Technical and specialty and uncoated printing	0.2

Port Edwards, WI	4	Technical and specialty and uncoated printing	0.2

Cornwall, Ontario	3	Uncoated and coated printing	0.3

Ottawa-Gatineau, Ontario/ Québec	3	Coated lightweight	0.2

Vancouver, B.C	2	Coated printing	0.2

Woodland, ME	1	Copy, offset and technical	0.1

Port Huron, MI	4	Technical and specialty	0.1

Espanola, Ontario	2	Technical and specialty	0.1

Total	28		2.8

(1)	Capacity as at January 1, 2003.

     Our net market pulp position principally results from production at our mills in Ashdown, Arkansas, Espanola , Ontario, Lebel-sur-Quévillon, Québec and Woodland, Maine.

Power Facilities

     Most of our mills produce the majority of their respective electric power requirements. We own power generating facilities at nine locations: Ashdown, Espanola, Lebel-sur-Quévillon, Nekoosa, Port Edwards, Ottawa-Gatineau, Port Huron, Windsor and Woodland. Approximately 55% of our electric power requirements are met by our own facilities.

     We purchase the balance of our power requirements from local utilities. Management is evaluating a number of projects, which would decrease our reliance on purchases of electricity and natural gas from local utilities.

Paper Merchants

     Domtar-owned paper merchants operate in the United States and Canada. RIS Paper, which was acquired in July 2000, operates throughout the Northeast, Mid-Atlantic and Mid-West areas from twenty locations in the United States. The Canadian business operates as Buntin Reid in three locations in Ontario, Canada; JBR/La Maison du Papier in two locations in Québec, Canada; and The Paper House in three locations in Atlantic Canada.

     Our merchant distribution business comprises the purchasing, warehousing, sale and distribution of various products made by us, as well as by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. These products are sold to a wide and diverse customer base, which includes small, medium and large commercial printers, publishers, business forms manufacturers, quick copy firms and institutional entities.

     Sales are executed through our sales force based at branches strategically located in served markets. We distribute about 55% of our paper sales from our own warehouse distribution system and about 45% of our paper sales through mill-direct deliveries (i.e., deliveries directly from manufacturers, including Domtar, to our customers). The branch warehousing capability is configured as a regional hub and spoke operation whereby larger ‘hub’ branches carry higher and more diverse levels of inventory to support larger local market needs along with inter-branch shipments to smaller ‘spoke’ branches.

     Our businesses utilize up-to-date management information systems to manage all transactional and business information and data. In addition, several EDI and Internet related tools are in place to ensure accurate and efficient processing of information and data among customers, suppliers and employees.

Wood

     Our Wood business comprises the manufacture and marketing of lumber and wood-based value-added products from our manufacturing facilities in Ontario and Québec as well as the management of forest resources in Ontario, Québec, Maine and New York.

     Wood Products. We produce mainly softwood dimension lumber used primarily in the construction industry. Products include 2 X 4 studs and random length lumber in dimensions of 2 inches X 3 inches through 2 inches X 10 inches in lengths of 8 feet to 16 feet. We operate six sawmills, one planer mill and one re-manufacturing facility in Québec (Grand-Remous, Lebel-sur-Quévillon, Malartic, Matagami, Ste-Aurélie, Ste-Marie, Sullivan and Val-d’Or) and five sawmills in Ontario (Chapleau, Elk Lake, Nairn Centre, Timmins and White River). The Ste-Marie sawmill has been shut down since June 2002 due to the Canada-U.S. softwood lumber dispute. These facilities have total lumber capacity of 1.2 billion board feet, including 106 million board feet of lumber produced by third parties but planed and dried at our facilities. In 2002, approximately 94% of the lumber shipped by us was dried.

     The following table sets forth Domtar’s shipments of lumber for the years indicated:

	Year ended December 31,

	2002	2001	2000	1999	1998

Lumber (millions of board feet) (1)	1,037	982	1,149	1,087	885

(1)	The shipment statistics for 1998 include five months of shipments from E.B. Eddy, which we acquired in July 1998, totalling 168 million board feet.

     We sell substantially all of our softwood lumber in Canada and the United States through our own sales office in Montréal to a wide range of retailers, distributors, manufacturers and wholesalers. These wood products are sold in the home construction, renovation and industrial markets. We also focus our marketing efforts for lumber products on retail and industrial customers in order to continue to diversify our customer base for these products. In addition, we are focused on increasing the proportion of our sales under long-term arrangements. For 2002, approximately 36% of our net sales of wood products were made in Canada and 64% were made in the United States.

     In addition to making dimensional lumber and studs, we manufacture lumber that is graded according to recognized standards, such as Premium, J-Grade and Machine Stress Rated (“MSR”) lumber. Domtar also has a 50% interest in a facility in Sault Ste. Marie, Ontario that began manufacturing I-joists in early 2002.

     Forest Resources. We use hardwood and softwood fibre for the production of our papers. Our forestry strategy is to optimize wood flows within our fibre supply area and to maximize value and minimize cost while securing adequate wood supply for our operations. We have increased the delivery of fresh, high-quality recently harvested wood, which is more resistant to staining and insect attack and has a higher moisture content, making it easier for sawmills to maximize the lumber manufactured from each log. Species sorting, which we began in 1998, helps maximize fibre use and ensures better quality downstream products.

     We seek to maximize the utilization of timberlands for which we are responsible through efficient forest management and by following sustainable forest-management practices so that the timberlands provide a continuous supply of wood for future needs. Site preparation, planting and harvesting techniques are continually improved through a variety of methods, including tree improvement research and computerization. In 1999, we took the first steps toward obtaining ISO 14001 forest-management certification for each of the forests we manage. This requires introducing rigorous documentation, standardized forest management practices and provisions for continuous improvement. In 2000, we received Forest Stewardship Council certification for our forest management practices on lands in New York State and ISO 14001 certification for our practices on the Spanish Forest in Ontario. In 2001, we received ISO 14001 certification for our remaining Domtar lands in Canada. Additional certification efforts will include certification of lands by the Forest Stewardship Council, where applicable, as well as third-party audits for compliance with all necessary standards.

     Our hardwood and softwood fibre resources are obtained from harvesting rights on public lands with annual harvesting rights of 5.3 million cubic meters, excluding the rights related to Norampac, purchases from third parties and from owned land. We own approximately 400,000 hectares (approximately 1.0 million acres) with an annual allowable harvest of 0.7 million cubic meters of forested freehold lands in Québec, Ontario, Maine and New York. Fibre supplied from our forestry operations, from third parties operating on our limits and from trades of fibre with third parties represents approximately 60% of our virgin fibre requirements, with the balance purchased under various contractual arrangements. Our annual allowable harvest, on a sustained yield basis, derived from public land in Québec can supply nearly all of the softwood fibre needs of our northern Québec sawmills and the pulp mill at Lebel-sur-Quévillon, Québec. In Ontario, we obtain approximately 70% of the wood fibre required for our northern sawmill operations and our Espanola pulp mill pursuant to Sustainable Forest Licences, or SFLs, that have been granted by the Ontario Ministry of Natural Resources.

     Our fine paper mills at Windsor, Québec, and Cornwall, Ontario, which consume hardwood fibre, are located in areas where the fibre supply is adequate to sustain all current fibre requirements. The Windsor mill consumes hardwood fibre originating from a variety of sources, including our private lands in Canada, contracts with Québec wood producers’ marketing boards and purchases on the open market in Canada and the United States. The mill at Cornwall consumes hardwood fibre obtained mainly from open-market purchases both in Canada and the United States, with the balance from our private lands in Canada and the United States and pursuant to certain volume agreements with the provincial government on public lands in southeastern Ontario.

     The primary fibre used by our pulp and paper mills in the United States is hardwood, which is readily available in the market from multiple third-party sources. In August 2001, we entered into a three-year procurement contract with Georgia-Pacific to supply fibre to the Ashdown and Woodland mills. The Wisconsin mills rely on a combination of long-term supply contracts, wood lot management arrangements, advance stumpage purchases, and spot market purchases in their procurement strategy.

Packaging — Norampac

     Packaging consists of our 50% investment interest in Norampac, a joint venture. We account for our 50% interest in Norampac using the proportionate consolidation method.

     Norampac operates eight containerboard mills, five of which are located in Ontario and Québec, one in British Columbia, one in New York State and one in northern France. The combined capacity of Norampac’s containerboard mills is approximately 1.6 million tons. These mills use a mix of recycled and virgin fibre to produce both standard and high performance grades of linerboard and corrugated medium and gypsum linerboard in a wide range of basis weights. Through its corrugated packaging plant operations, Norampac converts approximately 53% of its North American containerboard production into corrugated containers. The remaining containerboard production is sold to other converters in North America, Europe and other export markets.

     Norampac’s network of 25 corrugated packaging plants, strategically located across Canada, the United States and Mexico, provides a broad range of products for sale to both regional and national customers in a variety of industries, including the food, beverage and consumer products industries. These mills produce a range of products, from corrugated boxes and containers for shipping and packaging, to specialty products such as intricate die-cut irregular size boxes, moisture resistant wax-coated and wax impregnated boxes, corrugated pallets, protective packaging products and litho-laminated point-of-purchase products. Norampac is also able to produce packages with high quality, multi-color graphics through the conversion of preprinted linerboard, flexographic printing directly on containers and lithographic printing of labels. Norampac’s containerboard mills supply essentially all of the containerboard requirements of the converting plants directly or indirectly.

Employee Relations

     We have approximately 7,255 employees in Canada of which approximately 5,190 are unionized, and approximately 4,380 employees in the United States of which approximately 2,815 are unionized.

     The bulk of the collective agreements covering the Papers segment in Canada were last renewed in 1999 for four to six year terms. The collective agreement for the Vancouver mill expired on April 30, 2003 and is being negotiated. The remaining Canadian mills are due for renewal in 2004, excepting for the Windsor mill that is due for renewal in 2005. Collective agreements in the United States covering unionized employees at the Ashdown and Woodland mills were renewed for six-year terms at the end of 2001. Collective agreements covering unionized employees at the Port Huron mill and some of the unionized production employees at the Wisconsin mills are due for renewal in 2003.

     Agreements covering approximately 50 employees at two Paper Merchant locations in the United States and three locations in Canada are being negotiated or are due for renewal in 2003. One agreement at one location in Canada was recently renewed for a four-year term.

     Within the Wood segment, agreements were concluded with unions in 2000, 2001 and 2002 at the majority of sawmill locations for terms of seven to ten years. Unionized employees at the Grand-Remous sawmill recently ratified a new collective agreement for a 6-year term; an agreement covering unionized forest employees in Espanola is currently being negotiated.

     Significant labour disputes experienced within the past five years were an eight-month strike at the Nairn Centre sawmill ending in 2001 and a seven-month strike by forestry workers at our Espanola mill during 1999.

     We continue to be committed to ensuring that safe operating practices are established, implemented and maintained throughout our organization. All of our operations have active health and safety programs in place.

Environmental Matters

     We are subject to United States and Canadian environmental regulations enacted by federal, provincial, state and local authorities, that relate to, among other matters, effluent and air emissions, harvesting, sylviculture activities, waste management and groundwater quality. We do not anticipate that compliance with such regulations, or permits and authorization required under such regulations, will have a material adverse effect on our competitive position. Failure to comply with applicable environmental regulations could result in fines or penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions, any of which could entail significant expenditures.

     In 2002, Domtar’s operating expenditures for environmental matters amounted to $55 million (2001 — $43 million; 2000 — $25 million). In 2002, Domtar made environmental capital expenditures of $8 million (2001 – $16 million; 2000 – $7 million), mostly relating to the improvement of effluent and air emissions in Canada. At this time, Domtar cannot reasonably estimate the additional capital expenditures that may be required in this respect. For 2003, we estimate that approximately $14 million will be spent on environmental capital expenditures. The Pulp and Paper industry in the United States is subject to the Cluster Rules that further regulate effluent and air emissions. We presently comply with all current regulations and we anticipate spending approximately $43 million to meet Cluster Rules requirements for 2005 and 2006.

     Norampac spent approximately $23 million on capital projects in respect to the environment in 2002 and estimates that approximately $7 million will be spent in 2003 on environmental projects (of which 50% will be recorded in our consolidated financial statements).

     We continue to take remedial action at a number of current and former operating sites due in part to soil, and groundwater contamination. As at December 31, 2002, we had a provision of $73 million (2001 — $74 million) for environmental matters, including for known and determinable site-rehabilitation costs (including remediation costs) in connection with our former wood preserving business. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, the development of technological applications, the allocation of liability among potentially responsible parties and the discretion of regulators. Accordingly, we cannot estimate with certainty the actual amount and timing of costs associated with site remediation. In addition, we are party to environmental claims and lawsuits, which are being contested. Our costs may ultimately exceed the amount of the provision we have established.

Business Risks

Product Prices

     Our financial performance is sensitive to the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses.

Operational Risks

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

Foreign Exchange

     Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the US dollar. The prices for many of our products, including those we sell in Canada, are generally driven by US prices of similar products. We generate approximately US$1 billion of U.S. dollar denominated sales annually from our Canadian operations. As a result, any decrease in the value of the US dollar relative to the Canadian dollar reduces the amount of Canadian dollar revenues we realize on sales. Exchange rate fluctuations are beyond our control and the US dollar may depreciate against the Canadian dollar in the future, which would result in lower revenues and margins.

Environmental Regulations

     We are subject to United States and Canadian environmental regulations relating to, among other matters, effluent and air emissions, harvesting, sylviculture activities, waste management and groundwater quality. These regulations require us to obtain and comply with the conditions of permits and authorizations from appropriate governmental authorities. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. In addition, changes in environmental laws and regulations or their application could require us to make further significant expenditures.

     Failure to comply with applicable environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and could negatively impact our financial results and financial condition.

Lumber Export Duties

     Our sales of Wood represented approximately 8% of our consolidated net sales and we exported approximately 57% of our softwood lumber products to the United States in 2002.

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

     We are currently experiencing, and may continue to experience reduced revenues and margins in our Wood business as a result of antidumping and countervailing duty applications or as a result of any new arrangement between the United States and Canada.

Legal Proceedings

     In the normal course of our operations, we become involved in various legal actions. While the final outcome with respect to actions outstanding or pending as at March 31, 2003 cannot be predicted with certainty, it is our opinion that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

     The Canadian Competition Bureau, in April 2003, began an investigation of Canada’s major distributors of carbonless paper and other fine paper products, including ourselves. Since the investigation is still at a very early stage, we have no information which would allow us to predict the outcome of this investigation or the impact, if any, it may have on us.

Capital Expenditures

     Our additions to property, plant and equipment, including capitalized interest and our 50% share of Norampac’s capital expenditures but excluding business acquisitions, are set forth below for the years indicated.

	2002	2001	2000

	(millions of Canadian dollars)
Papers	136	154	150
Paper Merchants	2	4	2
Wood	48	67	53
Corporate	9	12	6

Total — Domtar	195	237	211

Norampac	31	47	41

Total	226	284	252

     During 2002, our additions to property, plant and equipment were $195 million, including capitalized interest, of which $136 million related to Papers, $2 million related to Paper Merchants and $48 million to Wood. These expenditures related to maintaining current operating capacity and environmental compliance as well as increasing profit and reducing costs. Spending during the 3 year period ending December 31, 2002 included $83 million on projects in the Papers segment mainly related to cogeneration and quality improvement projects at the Windsor, Québec mill. During the same three-year period, we spent $75 million on information technology systems.

     During 2003, our additions to property, plant and equipment are expected to approximate 75% of annual depreciation and total about $260 million.

     In 2003, Norampac is expected to spend a maximum of $70 million in capital expenditures of which Domtar’s consolidated financial statements would reflect $35 million (or 50% of the total).

Item 5 — SELECTED CONSOLIDATED FINANCIAL INFORMATION

Three-Year Consolidated Financial Information

(in millions of Canadian dollars except per share amounts)

	2002	2001(1)	2000(1)

Net sales	$5,490	$4,377	$3,598
Operating profit	384	313	476
Net earnings	141	140	262
Total assets (at end of year)	6,847	7,055	4,235
Long-term debt (excluding current portion) (at end of year)	2,444	2,883	984
Cash flows from operating activities	677	727	587
Per Common Share:
Net earnings
Basic	0.62	0.72	1.42
Diluted	0.61	0.72	1.41
Cash flows from operating activities	2.98	3.80	3.21
Cash dividends declared on common shares	0.14	0.14	0.14

(1)	Figures for 2000 and 2001 have been restated following the application of amended accounting recommendations that are described in the “Accounting Changes” section of the Management’s Discussion and Analysis set forth on pages 1 to 18 of the Corporation’s Annual Report (Financial section) for the financial year ended December 31, 2002.

     Items affecting the comparability of the Selected Consolidated Financial Information:

     During 2002, Domtar announced plans to permanently shut down, in September 2002, its St. Catharines, Ontario, paper mill and in January 2003, its wood products remanufacturing facility in Daveluyville, Québec and its hardwood lumber operations in Sault Ste. Marie, Ontario. (See Note 5 in the Notes to the December 31, 2002 Consolidated Financial Statements).

     During 2002, Domtar shut down a paper machine at its Nekoosa paper mill, acquired in the third quarter of 2001, as a result of a study, which was part of the original plan upon acquisition. In accordance with Canadian Institute of Chartered Accountants (“CICA) recommendations, charges related to the closure of this paper machine have been accounted for as part of the purchase price allocation of the assets acquired and liabilities assumed as of the acquisition date and thus do not affect the results for the year ended December 31, 2002. (See Note 5 in the Notes to the December 31, 2002 Consolidated Financial Statements).

     On January 1, 2002, Domtar adopted the new CICA recommendations relating to the accounting for stock-based compensation and other stock-based payments. (See Note 2 in the Notes to the December 31, 2002 Consolidated Financial Statements).

     On January 1, 2002, Domtar adopted the new CICA recommendations relating to the accounting for goodwill and other intangible assets that require intangible assets with an indefinite life and goodwill to no longer be amortized and be tested annually for impairment. (See Note 2 in the Notes to the December 31, 2002 Consolidated Financial Statements).

     In July 2001, Domtar acquired the assets of 4 integrated paper mills in the US (See Note 4 in the Notes to the December 31, 2002 Consolidated Financial Statements).

     In 2000, Domtar acquired all of the issued and outstanding shares of RIS Paper and Laurentide Sheeting Center Inc. (See Note 4 in the Notes to the December 31, 2002 Consolidated Financial Statements).

     A detailed explanation of factors impacting year over year comparability is contained in Management’s Discussion and Analysis set forth on pages 1 to 18 of the Corporation’s Annual Report (Financial section) for the financial year ended December 31, 2002.

Dividends

     During each of the years indicated, the Corporation declared the following dividends:

	Year ended December 31

	2002	2001	2000

Aggregate dividends (millions of Canadian dollars)
Series A Preferred Shares	$0.2	$0.2	$0.2
Series B Preferred Shares	1.3	2.2	2.6
Common Shares (cash)	31.8	26.9	25.7
Dividends per share (Canadian dollars per share)
Series A Preferred Shares	$2.25	$2.25	$2.25
Series B Preferred Shares	0.75	1.18	1.28
Common Shares (cash)	0.14	0.14	0.14

     Regular quarterly dividends on the outstanding Series A and Series B Preferred Shares were paid throughout the three-year period ended December 31, 2002. Cash dividends on common shares of $0.035 per share have been paid quarterly since January 1996.

     Agreements related to the Corporation’s 10.85% and 10% Debentures contain covenants restricting the payment of dividends on its shares (other than stock dividends) and the purchase, redemption, reduction or other payment with respect to shares of its capital stock, none of which restrict the payment of dividends on or the satisfaction of mandatory retirement provisions with respect to the Series A Preferred Shares and the Series B Preferred Shares. No dividends may at any time be paid or declared and set apart for payment on the Common Shares unless all accumulated dividends, where applicable, on the Series A Preferred Shares and the Series B Preferred Shares have been paid or declared and set apart, including the current quarterly instalment of dividends.

Item 6 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF ANNUAL RESULTS OF OPERATIONS

     A discussion of our results of operations and an analysis of our financial position is contained in Management’s Discussion and Analysis set forth on pages 1 to 18 of the Corporation’s Annual Report (Financial section) for the financial year ended December 31, 2002.

Item 7 — MARKET FOR THE SECURITIES OF THE ISSUER

     The Common Shares, Series A Preferred Shares and Series B Preferred Shares of the Corporation are listed on the Toronto Stock Exchange. The Common Shares are also listed on the New York Stock Exchange.

Item 8 — DIRECTORS AND OFFICERS

     The names, municipalities of residence, positions with the Corporation and principal occupations of the directors of the Corporation, and the period during which each director has served as such, are as follows:

		Served as Director
		of the Corporation
Name	Principal Occupation	since

Paul-Henri Couture Laval, Québec	Vice-President of Capital d’Amérique CDPQ Inc. (investment company), a wholly owned subsidiary of Caisse de dépôt et placement du Québec	1994

Claude Fontaine Montréal, Québec	Senior partner, Ogilvy Renault (lawyers)	1995

Louis P. Gignac Longueuil, Québec	President and Chief Executive Officer of Cambior Inc. (mining)	1995

Jacques Girard Longueuil, Québec	Chairman of the Board of the Corporation; President and Chief Executive Officer of Montréal International (promotional agency for economic development)	1996

Claude R. Lamoureux Toronto, Ontario	President and Chief Executive Officer of the Ontario Teachers’ Pension Plan Board (pension fund management)	1992

Jacques Laurent Montréal, Québec	Chairman of the Board of Hydro-Québec (electricity)	1996

André L’Ecuyer St-Augustin de Desmaures, Québec	President and Chief Operating Officer of SGF Rexfor Inc., a wholly owned subsidiary of Société générale de financement du Québec (economic development)	2001

Brian M. Levitt Montréal, Québec	Co-Chair and Partner, Osler, Hoskin & Harcourt (lawyers)	1997

Louiselle Paquin Montréal, Québec	Senior Vice President, Finance of SITQ Immobilier, a group of subsidiaries of Caisse de dépôt et placement du Québec	1997

Louise Roy Montréal, Québec	Corporate Director	1997

Raymond Royer Montréal, Québec	President and Chief Executive Officer of the Corporation	1996

Edward J. Waters Darien, Connecticut	Chairman, President and Chief Executive Officer of Cape & Islands Investment Company Ltd. (investment banking)	1982

     The above-mentioned directors have held their principal occupation or held executive positions with the same firm or affiliated firms for the past five years, except as follows: Mr. Jacques Laurent was, prior to November 1998, partner at Guy & Gilbert (lawyers) and prior to November 30, 2002, senior Partner at Gowling Lafleur Henderson (lawyers); Mr. Brian M. Levitt was, prior to February 1, 2000, President and Chief Executive Officer of Imasco Limited (consumer goods and services); Ms. Louise Roy was, prior to July 1, 2000, President and Chief Executive Officer of Télémedia Inc. (communications) and prior to December 31, 2002, Vice-President Marketing and Commercial Services and Representative in Canada of the International Air Transport Association (IATA); and Mr. Edward J. Waters was, prior to December 1999, Financial Consultant.

     The term of each director runs from the time of his election to the next succeeding annual meeting of shareholders. The Corporation has an Executive Committee whose members are Jacques Girard, Paul-Henri Couture, Claude R. Lamoureux, André L’Ecuyer and Raymond Royer; and it is required to have an Audit Committee whose members are Louis P. Gignac, Claude R. Lamoureux, Jacques Laurent, and Louiselle Paquin.

     The following table sets forth information concerning the non-director officers of the Corporation:

Name	Principal Occupation

Claude Belley*	Senior Vice-President — Human Resources and Organizational Development

Roger H. Brear*	Senior Vice-President -U.S. Pulp and Paper Manufacturing Group

Christian Dubé *	Senior Vice-President and Chief Financial Officer

Roland Gagnon *	Senior Vice-President — Canadian Pulp and Paper Manufacturing Group

Richard Garneau*	Senior Vice-President — Forest Products Group

George Kobrynsky *	Senior Vice-President — Pulp and Paper Sales, Marketing and Customer Relations Group

Gilles Pharand *	Senior Vice-President — Corporate Affairs and General Counsel

C. Lance Skerratt *	Senior Vice-President — Paper Merchants Group

Razvan L. Theodoru	Corporate Secretary

Nicholas Willis	Assistant Treasurer

*	Members of the Management Committee together with the President and Chief Executive Officer, Mr. Raymond Royer.

     The above-mentioned officers have held their principal occupations or held executive positions with the same firm or affiliated firms for the past five years, except as follows: Mr. Belley, over the 20 years he has been with us, has held various senior operating positions and was, prior to August 2001, Vice-President of our Cornwall mill; Mr. Brear was, prior to August 2001, Senior Vice-President, Manufacturing, Paper with Georgia-Pacific Corporation (pulp and paper and building products); Mr. Garneau was, prior to October 31, 2002, Vice-President and Chief Financial Officer at Norampac Inc. (packaging products); and Mr. Skerratt was, prior to September 1998, Group Vice-President, Paper with E.B. Eddy Forest Products Ltd. (pulp and paper and wood products).

     As at May 1, 2003, the directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 824,632 Common Shares representing less than 1% of the outstanding Common Shares of the Corporation.

Item 9 — ADDITIONAL INFORMATION

     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation’s proxy circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is available in the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2002. Copies of these documents may be obtained upon request from the Secretary of Domtar Inc., 395 de Maisonneuve Boulevard West, Montréal, Québec H3A 1L6 or on the Corporation’s Internet site: http://www.domtar.com or at http://www.sedar.com.

     In addition, when the securities of the Corporation are in the course of a distribution pursuant to a short-form prospectus or when a preliminary short-form prospectus has been filed, the following documents may be obtained free of charge from the Secretary of the Corporation:

     i) one copy of the Annual Information Form, together with one copy of any documents or portion thereof incorporated therein by reference;

     ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the report of the auditors thereon and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

     iii) one copy of the Corporation’s management proxy circular for its most recent annual meeting of shareholders which involved the election of directors; and

     iv) one copy of any other documents that are incorporated by reference in the preliminary short form prospectus or the short form prospectus.

     At any other time, one copy of the documents referred to in subparagraphs i, ii and iii above will be provided free of charge upon request to the Secretary.

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

Registrant:	Domtar Inc.

By:	/s / Razvan L. Theodoru Razvan L. Theodoru Corporate Secretary

Date:	May 12, 2003

10733201

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

/s/ Raymond Royer Name: Raymond Royer Title: President and Chief Executive Officer Date: May 12, 2003

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

/s/ Christian Dubé Name: Christian Dubé Title: Senior Vice-President and Chief Financial Officer Date: May 12, 2003