Form 40-F
DOMTAR INC /CANADA
filed 2004-04-01
CIK 819817

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                   December 31, 2003                                             Commission File Number                  9682

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

CT Corporation System, 111 Eighth Avenue, New York, N.Y. 10011, (212) 664-1666

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

                               Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares – no par value	Name of each exchange on which registered New York Stock Exchange

                               Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

                               Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

8 ¾% Notes due 2006, 9 ½% Debentures due 2016, 7.875% Notes due 2011, 5.375% Notes due 2013

(Title of Class)

                               For annual reports, indicate by check mark the information filed with this Form:

☐	Annual Information form	☒	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares – 228,868,629 shares

Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes _______________	82- ____________________	No X

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

Form 40-F

Domtar Inc.

April 1, 2004

Disclosure Controls and Procedures;
Management’s Discussion and Analysis of Annual Results of Operations;
Management’s statement of responsibility and Auditors’ report;
Comments by Auditors for U.S. readers on Canada-U.S. reporting difference;
Audited consolidated financial statements of Domtar Inc. as at and for the year ended December 31, 2003;
Audit Committee;
Code of Ethics;
Principal Accountant Fees and Services;

Exhibits

1.0	Consent of Independent Auditors
2.1	CEO 302 Certification
2.2	CFO 302 Certification
3.1	CEO 906 Certification
3.2	CFO 906 Certification
Consent of Independent Auditors
CFO 302 Certification
CFO 302 Certification
CFO 906 Certification
CFO 906 Certification

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In accordance with the rules of the Securities and Exchange Commission, Domtar maintains a system of disclosure controls and procedures that is designed to ensure that information required to be disclosed by Domtar is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, in a timely manner. Under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, Domtar has evaluated the effectiveness of the design and operation of these disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, Domtar’s Chief Executive Officer and Chief Financial Officer concluded that Domtar’s system of disclosure controls and procedures is effective.

Change in Internal Controls over Financial Reporting

Domtar maintains a system of internal controls over financial reporting. There were no changes in Domtar’s internal controls that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, Domtar’s internal control over financial reporting.

38   Management’s Discussion and Analysis

MD&A

Montreal, Quebec
March 1, 2004

Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of Domtar’s operations. Throughout this MD&A, unless otherwise specified, “Domtar”, “we”, “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and “the Corporation” refers to Domtar Inc. and its subsidiaries. Domtar’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). This MD&A should be read in conjunction with Domtar’s consolidated financial statements and notes thereto.

In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, and the term “tonne” or the symbol “MT” refers to a metric ton. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CAN$”. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

Forward-Looking Statements

This MD&A contains statements that are forward-looking in nature. Statements preceded by the words “believe”, “expect”, “anticipate”, “aim”, “target”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in Domtar’s continuous disclosure filings. Therefore, Domtar’s actual results may be materially different from those expressed or implied by such forward-looking statements.

2003 Overview

In 2003, we had to cope with difficult market conditions, in particular the rapid 12% decline in the year-over-year average value of the U.S. dollar when compared to the Canadian dollar, which decreased our net sales, given that most of our products are priced directly or indirectly in U.S. dollars. In fact, within the year 2003, the spot rate declined 22% from January 1, 2003 to December 31, 2003. At the same time, we also had to face a decline in demand for some of our products as well as a soft pricing environment, particularly for copy and offset papers. These difficult market conditions also led us to record an impairment loss on the book value of property, plant and equipment at our Lebel-sur-Quevillon pulp mill and to shut down one of the two paper machines at our Vancouver mill. We are, however, pleased with the performance of our four U.S. mills acquired in 2001. They have enhanced our ability to service customers and mitigated the effect of currency fluctuations by improving our geographical balance and increasing our operational flexibility.

While we experienced a difficult year in 2003, we are determined to improve our profitability. In order to do so, we have announced plans to strengthen our profitability improvement programs by further increasing the competitiveness of our Canadian mills as well as our operational flexibility. These plans are expected to entail a thorough review of our Canadian pulp and paper operations to enable them to remain profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar and prices are at cycle-low levels.

Domtar Inc. 2003 Annual Report   39

Our Business

Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.

Papers

We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper facilities in Canada and five in the United States, with an annual paper production capacity of approximately 2.7 million tons of paper, complemented by strategically located warehouses and sales offices. Over 50% of our paper production capacity is located in the United States and approximately 90% of our paper sales are made to customers in the United States. Uncoated and coated freesheet papers, our principal products, are used for business, commercial printing and publication, and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

We sell paper primarily through a large network of owned and independent merchants that distribute our paper products from over 350 locations throughout North America. We also sell our products to a variety of customers, including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. We also purchase pulp to optimize paper production and freight costs. At December 31, 2003, our net market pulp position (shipments less purchases) was approximately 640,000 tons.

40   Management’s Discussion and Analysis

Our Papers business is our most important segment, representing 58% of our consolidated net sales in 2003, or 64% when including sales of Domtar paper through our own Paper Merchants business.

Paper Merchants

Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by us and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Our Canadian paper merchants operate a total of eight branches in eastern Canada (three by Buntin Reid in Ontario, two by JBR/La Maison du Papier in Quebec and three by The Paper House in the Atlantic Provinces), while our U.S. paper merchant (RIS Paper) services a large customer base from 20 locations in the Northeast, Midwest and Mid-Atlantic regions of the United States. Our Paper Merchants business represented 23% of our consolidated net sales in 2003, or 17% when excluding sales of Domtar paper.

Wood

Our Wood business comprises the manufacturing and marketing of lumber and wood-based value-added products, as well as the management of forest resources. We operate 11 sawmills, one planer mill and one remanufacturing facility, with an annual capacity of 1.2 billion board feet of lumber. We also have investments in three businesses that produce wood products. We seek to optimize 22 million acres of forestland for which we are responsible in Canada and the United States through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 7% of our consolidated net sales in 2003.

Packaging

Our Packaging business comprises our 50% ownership interest in Norampac Inc. (Norampac), a joint venture between Domtar Inc. and Cascades Inc. The Board of Directors of Norampac is composed of four representatives each from Domtar Inc. and Cascades Inc. The Chairman of the Board is a Domtar Inc. representative, while the President and CEO is a Cascades Inc. representative. Norampac’s debt is non-recourse to Domtar Inc. As required by Canadian GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.

Norampac’s network of 24 corrugated packaging plants, strategically located across Canada and the United States, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac’s eight containerboard mills (located in Ontario, Quebec, British Columbia, New York State and northern France) for a combined annual capacity of more than 1.6 million tons. Our Packaging business represented 12% of our consolidated net sales in 2003.

Business Strategy

Our overall strategic objective is to be a world leader in the paper industry, particularly in the fine paper segment. We have developed our business strategies around three pillars: meeting and anticipating the ever-changing needs of customers, providing our shareholders with attractive returns, and fostering a dynamic and creative environment for our employees in which shared human values and personal commitment prevail.

Our business strategies are to continue to:

–	meet the needs of our customers in order to enhance customer loyalty;

–	improve the productivity of our mills and the quality of our products and services;

–	broaden our distribution capabilities;

–	grow through acquisitions and alliances within our area of expertise;

–	maintain strict financial discipline;

–	support the personal growth and participation of employees; and

–	maintain our good citizenship.

Through these strategies, we aim to be one of the most attractive investments in the North American basic materials sectors by providing superior returns to our shareholders.

Domtar Inc. 2003 Annual Report   41

Summary of Financial Results

Financial highlights Years ended December 31		2003	2002	2001

(In millions of Canadian dollars, unless otherwise noted)
Net sales		4,777	5,490	4,377
EBITDA[1]		516	809	607
Excluding unusual items[2]		519	845	607
Operating profit (loss)[1]		(92)	384	313
Excluding unusual items[2]		135	447	313
Net earnings (loss)		(190)	141	140
Excluding unusual items[2]		5	183	101
Net earnings (loss) per share (basic)		(0.84)	0.62	0.72
Excluding unusual items[2]		0.02	0.80	0.52
Net earnings (loss) per share (diluted)		(0.84)	0.61	0.72
ROE[3] (%)		(8)	6	7
Excluding unusual items[3] (%)		–	7	6
Operating profit (loss) excluding unusual items per segment[2]:
Papers		135	346	246
Paper Merchants		20	25	17
Wood		(66)	2	(46)
Packaging		48	74	82
Corporate		(2)	–	14

Total		135	447	313
Selling price index[4] before the impact of lumber duties (%)		92	92	97
Shipments to capacity ratio for papers (%)		91	95	93
Average exchange rates	CAN	1.401	1.570	1.549
	US	0.714	0.637	0.646
Total assets (at end of year)		5,855	6,847	7,055
Total long-term debt, including current portion (at end of year)		2,059	2,514	2,921
Dividends per share:
Series A preferred shares		2.25	2.25	2.25
Series B preferred shares		0.86	0.75	1.18
Common shares		0.22	0.14	0.14

1	EBITDA (earnings before interest (financing expenses), taxes and amortization) is a non-GAAP measure and is determined by adding back amortization expense, including portions related to unusual items (impairment losses and write-downs), to the operating profit. Operating profit is also a non-GAAP measure that is calculated within the body of our financial statements. We focus on EBITDA and operating profit as these measures enable us to compare our results between periods without regard to debt service or income taxes (for operating profit) and without regard to amortization (for EBITDA). As such, we feel it would be useful for investors and other users to be aware of these measures so they can better assess our performance. Our EBITDA and operating profit measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
2	See “Unusual items affecting results and non-GAAP measures”.
3	See return on average shareholders’ equity (ROE) discussion and “ROE Reconciliation” table.
4	Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis”.

42   Management’s Discussion and Analysis

Unusual items affecting results and non-GAAP measures

Our operating results include unusual items affecting the comparability of our results. To measure our performance and that of our business segments from period to period without variations caused by special or unusual items, we focus on EBITDA excluding unusual items, operating profit excluding unusual items, net earnings excluding unusual items, net earnings per share excluding unusual items, and other such measures excluding unusual items. Unusual items are defined as items such as charges for: impairment of assets, facility or machine closures, changes in income tax legislation, debt restructuring, and other significant items of an unusual or non-recurring nature.

EBITDA excluding unusual items, operating profit excluding unusual items, net earnings excluding unusual items, net earnings per share excluding unusual items and other such measures excluding unusual items are non-GAAP measures. We believe that it is useful for investors and other users to be aware of the unusual factors that adversely or positively affected our GAAP results, and that these non-GAAP measures provide investors and other users with a measure of performance to compare our results between periods without regard to these unusual items. These measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

The following table reconciles our net earnings (loss) and net earnings (loss) per share, determined in accordance with GAAP, to our net earnings excluding unusual items and net earnings per share excluding unusual items, and reconciles our EBITDA and operating profit (loss) to our EBITDA excluding unusual items and operating profit excluding unusual items:

Unusual items	2003				2002				2001

				Net
		Operating	Net	earnings				Net		Net
		profit	earnings	(loss)		Operating	Net	earnings	Net	earnings
	EBITDA	(loss)	(loss)	per share	EBITDA	profit	earnings	per share	earnings	per share
(In millions of Canadian dollars, except per share amounts)
As per GAAP[1]	516	(92)	(190)	(0.84)	809	384	141	0.62	140	0.72
Unusual items:
Impairment loss(i)	–	201	135	0.59	–	–	–	–	–	–
Change in income tax legislation(ii)	–	–	31	0.14	–	–	–	–	(39)	(0.20)
Closure costs(iii)	1	24	16	0.07	36	63	42	0.18	–	–
Refinancing expenses(iv)	–	–	12	0.05	–	–	–	–	–	–
Write-off of deferred transaction costs(v)	2	2	1	0.01	–	–	–	–	–	–

	3	227	195	0.86	36	63	42	0.18	(39)	(0.20)

Excluding unusual items	519	135	5	0.02	845	447	183	0.80	101	0.52

1	Except for EBITDA and operating profit (loss) which are non-GAAP measures. See note 1, page 41.

(i)	In the fourth quarter of 2003, we conducted an impairment study of the long-lived assets at our Lebel-sur-Quevillon pulp mill as a result of past operating losses at this facility and our assessment of the impact of a weaker U.S. dollar and market trends on this facility. Following this study, we recorded an impairment loss of $201 million ($135 million net of income taxes or $0.59 per common share) on the net book value of property, plant and equipment of this mill.

(ii)	In the fourth quarter of 2003, income tax expense was increased by $31 million ($0.14 per common share) as a result of an increase in statutory enacted future income tax rates and a corresponding revaluation of future income tax assets and liabilities.

Domtar Inc. 2003 Annual Report   43

In 2001, our results included an income tax benefit of $39 million ($0.20 per common share) pertaining to a reduction in enacted income tax rates and a corresponding revaluation of future income tax assets.

(iii)	In the first quarter of 2002, we recorded a $45 million ($30 million net of income taxes or $0.13 per common share) charge reflecting a $14 million write-down of property, plant and equipment pertaining to the closure of our St. Catharines paper mill, and a $31 million provision for other commitments and contingencies related to the closure. Furthermore, the fourth quarter 2002 results included a charge of $18 million ($12 million net of income taxes or $0.05 per common share) reflecting a $13 million write-down of property, plant and equipment pertaining to the closure of our Daveluyville and Sault Ste. Marie wood products facilities, and a $5 million provision for other commitments and contingencies related to these closures. However, our third quarter 2003 results included a $5 million ($3 million net of income taxes or $0.01 per common share) reversal of certain costs pertaining to the closure of our St. Catharines paper mill, largely as a result of changes to the initial approach to dismantling the mill.

In the fourth quarter of 2003, we decided to permanently shut down one of the two paper machines at our Vancouver mill. The decision to close the paper machine resulted in a charge of $29 million ($19 million net of income taxes or $0.08 per common share), including $23 million pertaining to the write-down to the estimated net realizable value of property, plant and equipment, a provision of $5 million for severance and related costs (for 85 employees) that were contractual obligations at the time of the decision and a $1 million charge related to the write-off of certain inventory items and spare parts to their net recoverable amounts. The closure will also require further costs in 2004 and 2005, which will be recognized as incurred, related to equipment removal estimated at $2 million net of salvage proceeds and other employee related costs estimated at $1 million for an additional $3 million ($2 million net of income taxes or $0.01 per common share). The total of the 2003 to 2005 costs is estimated to be $32 million ($21 million net of income taxes or $0.09 per common share). As at December 31, 2003, the balance of the provision was $5 million.

(iv)	In the fourth quarter of 2003, we wrote off $7 million ($5 million net of income taxes or $0.02 per common share) of deferred financing costs. These deferred financing costs were initially capitalized in connection to upfront fees and costs related to our bank term loan. With the partial repayment of this bank term loan following a US$350 million senior debt offering under a shelf registration statement in November 2003, the related deferred financing fees and costs were written off in proportion to the repayment. In the second quarter of 2003, an additional $10 million ($7 million net of income taxes or $0.03 per common share) charge was recorded following the refinancing of substantially all of Norampac’s credit facilities and long-term debt.

(v)	In the fourth quarter of 2003, our results included a $2 million ($1 million net of income taxes or $0.01 per common share) charge relating to the write-off of costs incurred with respect to a potential joint venture transaction with Tembec Inc. that was not completed.

44   Management’s Discussion and Analysis

Net sales of $4.8 billion

Net sales in 2003 totaled $4,777 million, down $713 million or 13% from net sales of $5,490 million in 2002. This decrease was mainly attributable to the effect of a 12% rapid decline in the year-over-year average value of the U.S. dollar when compared to the Canadian dollar (approximate $490 million impact, net of the effect of our hedging program) on both our domestic and export sales, and to lower shipments for all of our principal products, except corrugated containers, caused primarily by weak demand (approximate $150 million impact). In addition, the results for 2002 were impacted by the reversal of a $28 million provision, of which $8 million was recorded in the first quarter of 2002 and $20 million was recorded in the second half of 2001 for countervailing and antidumping duties pertaining to the Canada-U.S. softwood lumber dispute. Overall, our U.S. dollar denominated transaction prices for 2003 remained low at 92% of trend1 prices, unchanged in comparison to 2002. Within Canada, however, the decline of the U.S. dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.

Operating loss of $92 million

Cost of sales decreased by $374 million or 9% in 2003 compared to 2002. This decrease was mainly due to the impact of a weaker U.S. dollar on our U.S. dollar denominated operating expenses, lower shipments and the impact of our quality and profitability improvement programs. These factors were partially offset by higher energy costs, as well as by the inclusion of fewer investment tax credits related to research and development expenses of current and prior years in 2003 ($10 million) compared to 2002 ($16 million).

Sales, general and administrative (SG&A) expenses decreased by $11 million or 3% (or $13 million or 4% when excluding unusual items of $2 million pertaining to the write-off of transaction costs) in 2003 compared to 2002. This mainly reflected the impact of a weaker U.S. dollar on our U.S. dollar denominated costs and the inclusion of a $6 million mark-to-market gain on certain foreign exchange contracts not considered as hedges for accounting purposes. Lower employee profit-sharing expenses in 2003 compared to 2002 and other cost reduction initiatives also contributed to the decrease in SG&A. These factors were partially offset by an increase in stock-based compensation and pension expenses.

Operating loss was $92 million in 2003 compared to an operating profit of $384 million in 2002. When excluding unusual items, operating profit amounted to $135 million in 2003, down $312 million or 70% from an operating profit excluding unusual items of $447 million in 2002. This decrease was largely due to the $222 million impact of the weaker U.S. dollar on both domestic and export sales net of U.S. dollar costs and net of the effect of our hedging program, lower shipments for all our principal products except corrugated containers, higher energy costs, and higher countervailing and antidumping duties on our softwood lumber exports to the U.S. However, the positive impact of our quality and profitability improvement programs, when excluding the impact of lower shipments, allowed us to more than offset the impact of inflation on salaries and benefits.

[1]	Based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis”.

Domtar Inc. 2003 Annual Report   45

Variance analysis 2003 vs 2002

(In millions of Canadian dollars)
2002 operating profit excluding unusual items		447
Selling prices, net of purchased fiber costs		29
Impact of weaker U.S. dollar (net of hedging)*		(222)
Quality and profitability improvement programs (Q&P):
Shipments	(63)
Mix and cost reductions (net of inflation)	12

Total Q&P		(51)
Net impact of softwood lumber duties		(34)
Energy costs		(34)

2003 operating profit excluding unusual items		135

*	Includes the effect of the weakening U.S. dollar on our Canadian dollar denominated prices, given that these are derived from U.S. dollar denominated prices.

As a result of the above-mentioned factors, EBITDA for 2003 amounted to $516 million (or $519 million when excluding unusual items) compared to $809 million (or $845 million when excluding unusual items) in 2002.

Quality and profitability improvement programs

In 2002, we launched a quality and profitability improvement program aimed at achieving $100 million of savings by the end of 2003 through higher efficiencies, an improved customer base and product offerings, and reduced operating costs. Unfortunately, the success of this program in 2003 was hampered by difficult market conditions, including a significant drop in shipments ($63 million) caused by weak economic conditions, our decision to adjust production to customer needs and end the practice of selling papers that did not meet our quality standards (seconds), and the impact of labor disruptions and the August 2003 power outage. Nonetheless, the cost reduction initiatives undertaken have allowed us to more than offset the impact of inflation on salaries and benefits.

In January 2004, we announced plans to strengthen our quality and profitability improvement programs in order to increase our competitiveness and counteract the impact of difficult market conditions. More specifically, we will:

–	undertake a full review and rationalization of our Canadian pulp and paper operations to ensure that they are profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar and prices are at cycle-low levels;

–	accelerate our efforts to ensure that multiple facilities can manufacture our most in-demand products;

–	continue the implementation of new business processes and an integrated enterprise resource planning (ERP) system designed to optimize production capacity and improve our just-intime customer delivery service; and

–	outsource the logistics of our pulp and paper product delivery.

We expect these measures to increase our operational flexibility and enhance the competitiveness of our Canadian mills. We further anticipate that they will mitigate the impact of rising costs, particularly in the areas of energy and fiber, the latter having also been affected by the Canada-U.S. softwood lumber dispute.

Net loss of $190 million

Net loss for 2003 amounted to $190 million ($0.84 per common share) compared to net earnings of $141 million (or $0.62 per common share) in 2002. When excluding unusual items, net earnings

46   Management’s Discussion and Analysis

totaled $5 million ($0.02 per common share) in 2003, down $178 million from net earnings when excluding unusual items of $183 million ($0.80 per common share) in 2002. This year-over-year deterioration in net earnings was attributable to the factors mentioned above, partially offset by a decrease in financing expenses due to lower interest rates, the positive impact of a weaker U.S. dollar on our U.S. interest expense and lower debt levels, and lower income taxes.

ROE1 of negative 8%

One of the measures we use to assess shareholders’ return is ROE. Our objective is to achieve a 15% ROE under normal market conditions. In 2003, our ROE was negative 8% compared to a positive 6% in 2002. When excluding unusual items, ROE in 2003 was at break-even (see “ROE Reconciliation” table below) and at 7% in 2002. This decrease in ROE is explained by the above-mentioned factors.

Achieving a 15% ROE target remains a challenge, given current market conditions (weakness of the U.S. dollar, cycle-low prices for copy and offset papers, weak demand, and the ongoing Canada-U.S. softwood lumber dispute). We expect the rationalization programs we are initiating and the implementation of strategic tools such as new business processes and an ERP system to partially offset the impact of difficult market conditions and improve our return to shareholders.

ROE Reconciliation

(In %)
2002 ROE	6
Unusual items	1

2002 ROE, when excluding unusual items	7
Selling prices, net of purchased fiber costs	1
Impact of weaker U.S. dollar (net of hedging)	(6)
Q&P programs:
Shipments	(2)
Mix and cost reductions (net of inflation)	1
Net impact of softwood lumber duties	(1)
Energy costs	(1)
Financing expenses	1

2003 ROE, when excluding unusual items	–
Unusual items	(8)

2003 ROE	(8)

Free cash flow2

Despite difficult market conditions, we generated free cash flow (cash flows from operating activities less net additions to property, plant and equipment) of $123 million in 2003 compared to $454 million in 2002. Free cash flow generated in 2003 was applied primarily to debt reduction and the payment of dividends.

1	Return on average common shareholders’ equity (ROE) is a non-GAAP measure and is calculated as net earnings, after dividend payments on preferred shares, to total average common shareholders’ equity. The ratio excluding unusual items is calculated by removing unusual items incurred in the specific year from total average common shareholders’ equity. We use this measure in assessing the returns we provide to our shareholders and, as such, feel it would be useful for investors and other users to be aware of this measure so they can better assess our performance. ROE has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
2	Free cash flow is a non-GAAP measure that we define as the amount by which cash flows from operating activities, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP. We use free cash flow in evaluating our ability and that of our business segments to service our debt and, as such, feel it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our free cash flow measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Domtar Inc. 2003 Annual Report   47

Papers

Selected information Years ended December 31		2003	2002

(In millions of Canadian dollars, unless otherwise noted)
Net sales		2,791	3,234
Operating profit (loss)		(90)	301
Operating profit excluding unusual items		135	346
Shipments:
Paper (in thousands of ST)		2,499	2,613
Pulp (in thousands of ADST)		769	789
Paper shipments product offering (%):
Copy and offset grades		54	51
Uncoated commercial printing & publication and premium imaging grades		24	25
Coated commercial printing & publication grades		11	13
Technical & speciality grades		11	11

Total		100	100
Benchmark nominal prices[1]:
Copy 20 lb sheet	(US$/ton)	768	776
Offset 50 lb rolls	(US$/ton)	628	692
Coated publication, no. 3, 60 lb, rolls	(US$/ton)	804	767
Pulp NBSK – US market	(US$/ADMT)	553	491
Pulp NBHK – Japan market[2]	(US$/ADMT)	470	427
Selling price index[3] – Papers segment (%)		92	91

1	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.
2	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.
3	Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis”.

Sales and operating profit

Net sales in our Papers business amounted to $2,791 million in 2003, a decrease of $443 million or 14% in comparison to 2002. This decrease was primarily due to the unfavorable impact of a weaker U.S. dollar on both domestic and export sales and lower shipments for both paper and pulp. These factors were partially offset by overall higher selling prices, as decreases in the selling prices for copy, offset and uncoated paper products were more than offset by increases in the selling prices for coated and technical and specialty paper products, as well as for hardwood and softwood pulp.

Operating loss in our Papers business totaled $90 million in 2003 (or an operating profit of $135 million when excluding unusual items of $225 million pertaining to an impairment charge and closure costs) compared to an operating profit of $301 million in 2002 (or $346 million when excluding unusual items of $45 million pertaining to closure costs). This $211 million decrease in operating profit when excluding unusual items

48   Management’s Discussion and Analysis

stems primarily from the negative impact of a weaker U.S. dollar, lower shipments for both paper and pulp, and higher energy and purchased fiber costs, partially offset by higher selling prices and the benefits stemming from our quality and profitability improvement programs.

Pricing environment

In our Papers business, our average transaction prices, denominated in U.S. dollars, increased in 2003 compared to 2002. Within Canada, however, the decline of the U.S. dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.

Our average transaction prices for 20 lb copy sheets (business papers) and 50 lb offset rolls (uncoated commercial printing & publication papers), which represented 43% of our paper sales in 2003, decreased by an average of US$32/ton in 2003 compared to 2002. We have announced a US$60/ton price increase for both copy papers and offset rolls, effective March 1, 2004.

Our Northern Bleached Softwood Kraft (NBSK) and our Northern Bleached Hardwood Kraft (NBHK) pulp transaction prices increased by US$53/tonne and US$44/tonne, respectively, in 2003 compared to 2002. We have announced a US$20/tonne price increase for softwood pulp, effective February 1, 2004.

Operations

Our paper shipments to capacity ratio stood at 91% for 2003 compared to 95% in 2002. Our Papers business was impacted by weak economic conditions, our decision to curtail production to match customer demand and end the practice of selling seconds, and the impact of production disruptions caused by the mid-August 2003 power outage in the eastern United States and eastern Canada as well as labor issues.

In the third quarter of 2003, new six-year labor agreements were signed with PACE union members at our Port Huron, Port Edwards, and Nekoosa mills.

In November 2003, employees at our Vancouver paper mill went on strike after rejecting our offer for the renewal of their collective agreement. In January 2004, the strike was resolved and a new five-year labor agreement was signed with CEP union members. The mill resumed operations in early-February 2004.

Certain collective agreements for the Cornwall, Ottawa-Hull, Espanola, Lebel-sur-Quevillon and Wisconsin mills are due for renewal in 2004.

In January 2004, we proceeded with our plans to reorganize production activities at our Vancouver paper mill to better meet customer demands and increase the mill’s profitability. Accordingly, we shut down one of the mill’s two paper machines and restructured the activities of the other to optimize manufacturing of our Domtar Luna coated paper. This process resulted in the permanent curtailment of 45,000 tons of paper manufacturing capacity and the termination of 85 employees. These steps are expected to increase product quality and availability, expand our market share of coated papers, improve the mill’s efficiency and better respond to Asian competition.

Domtar Inc. 2003 Annual Report   49

Paper Merchants

Selected information Years ended December 31	2003	2002

(In millions of Canadian dollars)
Net sales	1,074	1,193
Operating profit	20	25

Sales and operating profit

Our Paper Merchants business generated net sales of $1,074 million in 2003, a decrease of $119 million or 10% in comparison to 2002. This decrease was due to the negative impact of a weaker U.S. dollar and a reduction in overall tons sold compared to the prior year.

Operating profit in 2003 totaled $20 million (reflecting an operating margin of 1.9%) compared to $25 million in 2002 (reflecting an operating margin of 2.1%). This decrease in operating profit and related margin was mainly attributable to a decrease in warehouse shipments, which generate higher gross profit than direct mill shipments, and to the negative impact of a weaker U.S. dollar.

Wood

Selected information Years ended December 31		2003	2002

(In millions of Canadian dollars, unless otherwise noted)
Net sales		342	462
Operating loss		(68)	(16)
Operating profit (loss) excluding unusual items		(66)	2
Shipments (millions of FBM)		999	1,037
Shipments product offering (%):
Random lengths		39	42
Studs		37	36
Value-added		18	16
Industrial		6	6

Total		100	100
Benchmark nominal prices[1]:
Lumber 2x4 R/L no. 1 & no. 2	(US$/MFBM)	340	331
Lumber 2x4x8 stud	(US$/MFBM)	327	334
Selling price index[2] – Wood segment, before the impact of lumber duties (%)		95	97
Lumber duties:
Cash deposits		45	31
Provision (net of reversal)		–	(20)

Total		45	11

1	Source: Random Lengths. As such, these prices do not necessarily reflect our transaction prices.
2	Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis”.

50   Management’s Discussion and Analysis

Sales and operating profit

Our Wood business generated net sales of $342 million in 2003, representing a $120 million decrease compared to net sales of $462 million in 2002. This decrease is mainly attributable to increased countervailing and antidumping duties on our softwood lumber exports to the U.S. ($34 million impact), which reflect the reversal of a $28 million provision for duties in the second quarter of 2002 (of which $8 million was recorded in the first quarter of 2002 and $20 million was recorded in the second half of 2001), and the negative impact of a weaker U.S. dollar on both domestic and export sales, as well as lower selling prices and lower shipments.

Cash deposits of $45 million were made on our softwood lumber exports to the United States during the year ended December 31, 2003, compared to $31 million in the corresponding period of 2002. Since May 22, 2002, cash deposits of $76 million for countervailing and antidumping duties have been made and expensed by Domtar.

Operating loss in 2003 amounted to $68 million (or $66 million when excluding unusual items of $2 million pertaining to the write-off of transaction costs) compared to an operating loss of $16 million (or operating profit of $2 million when excluding unusual items of $18 million reflecting closure costs pertaining to our Daveluyville and Sault Ste. Marie facilities closures) in 2002. This $68 million decline in operating profit when excluding unusual items is largely the result of an increase in countervailing and antidumping duties on our softwood lumber exports to the U.S. resulting from the reversal of a provision in 2002, the negative impact of a weaker U.S. dollar, lower lumber selling prices and lower shipments. These factors were partially offset by sustained efforts to improve efficiency and reduce costs during the year.

Pricing environment

Our transaction prices for Great Lakes 2x4 studs and random lengths decreased by US$7/MFBM and increased by US$7/MFBM, respectively, in 2003 compared to 2002. The decline of the U.S. dollar negatively impacted our Canadian dollar denominated prices in our domestic marketplace, given that these are derived from U.S. dollar denominated prices.

Operations

During the past two years, there have been a number of mill closures, both temporary and permanent.

In June 2002, a decision was taken to halt the Ste. Marie sawmill operations for an undetermined period of time due to the Canada-U.S. softwood lumber dispute. The Ste. Marie sawmill resumed full operations on May 20, 2003. In July 2002, the Grand-Remous sawmill ceased operations due to a dispute between the Barriere Lake First Nation and the governments of Quebec and Canada. The dispute was settled and the Grand-Remous sawmill resumed full operations on April 28, 2003.

The usual two-week holiday shutdowns at the Lebel-sur-Quevillon, Matagami and Malartic sawmills in 2002 were extended for an additional two weeks to avoid inventory buildups in a declining product price environment. These sawmills resumed operations on January 20, 2003. Our Ontario sawmills also took some market-related downtime in January 2003.

In March 2003, we sold the Sault Ste. Marie hardwood lumber facility, and in April 2003, we sold the Daveluyville remanufacturing facility, following an earlier decision in November 2002 to shut down these facilities because they were not cost competitive.

Domtar Inc. 2003 Annual Report   51

On June 23, 2003, we halted production at the White River sawmill for an expected six-month period due to difficult market conditions brought about by overcapacity within the North American market and the Canada-U.S. softwood lumber dispute. Following a continuous improvement workshop held with the employees to reduce costs, the sawmill resumed operations in mid-February 2004.

In June 2003, we announced an agreement-in-principle with Tembec Inc. for the creation of a joint venture that would merge certain of our respective lumber and timber operations. Following an extensive due diligence of the timber and lumber operations of both companies, we concluded in November 2003 that we could not ensure our shareholders that this transaction would create value from “day one”. Given our stated commitment in this regard, it was preferable not to proceed with this transaction.

In August 2003, we announced the permanent closure of our Sault Ste. Marie planer facility effective October 17, 2003 because it was not cost competitive.

On January 16, 2004, we announced the formation of a 50-50 joint venture with Gogama Forest Products Ltd., which will create a fully integrated sawmill, kiln and planer operation to produce approximately 60 Mmfbm of lumber in Northern Ontario. The transaction is expected to close in the first quarter of 2004.

Despite the challenging environment in our Wood business, we continued to pursue sawmill modernization projects aimed at improving profitability. In 2003, the Elk Lake, Val d’Or, Matagami, Timmins, White River, Chapleau, Malartic and Grand Remous sawmills achieved productivity improvement gains.

Packaging

Selected information Years ended December 31		2003	2002

(In millions of Canadian dollars, unless otherwise noted)
Net sales		570	601
Operating profit		48	74
Shipments[1]:
Containerboard (in thousands of ST)		320	338
Corrugated containers (millions of square feet)		6,699	6,378
Benchmark nominal prices[2]:
Unbleached kraft linerboard, 42 lb East	(US$/ton)	421	427
Selling price index[3] – Packaging segment		92	90

1	Represents 50% of Norampac’s trade shipments.
2	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.
3	Selling price index is derived from transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing. Trend pricing is based on a consensus of analysts of normalized pricing as at November 30, 2003. See “Sensitivity Analysis”.

Sales and operating profit

Our 50% share of Norampac’s net sales amounted to $570 million in 2003, a decrease of $31 million or 5% over 2002. This decrease was mainly due to the negative impact of a weaker U.S. dollar, which resulted in lower average net selling prices for both containerboard and corrugated products, partially offset by an increase in shipments for corrugated containers attributable to recently acquired facilities.

52   Management’s Discussion and Analysis

Our 50% share of Norampac’s operating profit amounted to $48 million in 2003, a $26 million or 35% decrease from the $74 million operating profit reported in 2002. This decrease was explained by the same factors impacting net sales and by higher energy costs, partially offset by a decrease in purchased fiber costs.

Pricing environment

Norampac’s average Canadian dollar net selling prices for containerboard products decreased by 9% in 2003 compared to 2002. This decrease is primarily due to the impact of the weaker U.S. dollar on Norampac’s net selling prices. Norampac announced a US$50/ton price increase for container-board effective February 23, 2004.

Norampac’s average Canadian dollar net selling prices for corrugated boxes in 2003 decreased by 9% compared to 2002.

Operations

During 2003, Norampac’s North American containerboard mill capacity utilization rate was approximately 90%, down from 91% in 2002. This reflects Norampac’s commitment to adjust production to customers’ needs. In addition, Norampac’s North American integration level, the percentage of containerboard produced by Norampac that is consumed by its own box plants, increased to 60%, up from 59% in 2002.

Financing Expenses and Income Taxes

Financing expenses

In 2003, financing expenses amounted to $169 million compared to $192 million in 2002. When excluding unusual items pertaining to debt refinancing charges ($17 million impact), financing expenses amounted to $152 million in 2003, representing a $40 million decrease compared to 2002. This decrease mainly reflects the impact of lower interest rates, a weaker U.S. dollar on our U.S. dollar interest expense, and lower debt levels.

Income taxes

Our income tax recovery for 2003 was $67 million reflecting an effective income tax rate of 26%, compared to an income tax expense of $56 million for 2002, reflecting an effective income tax rate of 28%. In 2003, an increase in statutory enacted future income tax rates and a corresponding revaluation of future income tax assets and liabilities resulted in an additional income tax expense of $31 million. Excluding this item, income tax recovery in 2003 would have been $98 million, reflecting an effective income tax rate of 38%. The variation in the effective tax rate in 2003 over 2002, excluding this item, results mainly from the mix and level of earnings between our different tax jurisdictions and differences in tax rates applicable to our foreign subsidiaries.

Balance Sheet

Our total consolidated assets were $5,855 million as at December 31, 2003 compared to $6,847 million as at December 31, 2002. Receivables amounted to $197 million as at December 31, 2003, a decrease of $107 million when compared to $304 million as at December 31, 2002. This decrease reflects the effect of a weaker U.S. dollar on our U.S. dollar denominated retained interest in trade receivables sold through our securitization program and on our U.S. dollar denominated other receivables, as well as overall lower net sales. Total inventories as at December 31, 2003 were $670 million, a decrease of $66 million when compared to $736 million as at December 31, 2002. This decrease reflects

Domtar Inc. 2003 Annual Report   53

market-related and other downtime taken in our Papers business in order to adjust our production to meet customers’ needs, temporary closures in our Wood business, the impact of a weaker U.S. dollar, and the impact of inventory reduction programs. Property, plant and equipment as at December 31, 2003 totaled $4,540 million compared to $5,387 million as at December 31, 2002. This $847 million decrease was mainly due to the effect of a weaker U.S. dollar on our U.S. mill assets, an impairment charge recorded to write-down the book value of property, plant and equipment at our Lebel-sur-Quevillon pulp mill, and a lower level of capital expenditures compared to amortization expense during the year. Other assets stood at $212 million as at December 31, 2003 compared to $205 million as at December 31, 2002. This $7 million increase was mainly due to an increase in the funding of our pension assets compared to pension expense, partially offset by an $11 million reclassification of share purchase loans receivable to common shares.

     Trade and other payables were $653 million as at December 31, 2003 compared to $749 million as at December 31, 2002, reflecting a decrease of $96 million. This decrease was mainly due to lower employee profit-sharing accruals and the effect of a weaker U.S. dollar on our U.S. dollar denominated trade and other payables. Long-term debt (including the portion due within one year) as at December 31, 2003 decreased to $2,059 million compared to $2,514 million as at December 31, 2002, mainly reflecting a decrease in the Canadian value of our U.S. dollar denominated debt due to the impact of a declining U.S. dollar and debt repayments made throughout the year. Accumulated foreign currency translation adjustments were negative $145 million as at December 31, 2003, a decrease of $147 million from the balance as at December 31, 2002. This decrease mainly reflected the net impact of a weaker U.S. dollar on the net assets of our self-sustaining U.S. subsidiaries, or $391 million, net of the impact of a weaker U.S. dollar on the long-term debt designated as a hedge of the above-mentioned net assets, or $282 million, and its corresponding income tax effect of $38 million. Had we not designated part of our long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries, the $244 million unrealized foreign exchange gain net of income taxes currently recorded in the “Accumulated foreign currency translation adjustments” account would have increased our results of operations for the year ended December 31, 2003.

Liquidity and Capital Resources

Selected information Years ended December 31	2003	2002

(In millions of Canadian dollars, unless otherwise noted)
Cash flows provided from operating activities before changes in working capital and other items	349	642
Changes in working capital and other items	(1)	35

Cash flows provided from operating activities	348	677
Net additions to property, plant and equipment	(225)	(223)

Free cash flow	123	454
Net debt-to-total-capitalization ratio[1] (%)	48	49
Net debt-to-total-capitalization ratio, excluding unusual items[1] (%)	46	49

1	Net debt-to-total capitalization ratio is a non-GAAP measure and is calculated as long-term debt and bank indebtedness, net of cash and cash equivalents, to total capitalization. The ratio excluding unusual items is calculated by removing unusual items incurred in the specific year from total capitalization. We track this ratio on a regular basis in order to assess our debt position. We therefore feel it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Net debt-to-total capitalization ratio has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

54   Management’s Discussion and Analysis

Our principal cash requirements are for working capital, capital expenditures, principal and interest payments on our debt and dividend payments. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the issuance of debt and/or equity. Our access to current and alternate sources of financing at competitive cost is dependent upon our credit ratings.

Operating activities

Cash flows provided from operating activities in 2003 amounted to $348 million compared to $677 million in 2002. This decrease is primarily due to a significant decrease in EBITDA, notably caused by lower net sales reflecting the negative impact of a weaker U.S. dollar, weak demand and higher duties on softwood lumber exports to the United States, as well as higher energy costs. Our operating cash flow requirements are primarily for salaries and benefits, the purchase of fiber, energy and raw materials, and other expenses such as property taxes.

Investing activities

Cash flows used for investing activities in 2003 totaled $238 million compared to $244 million in 2002. Investing activities in 2003 included $11 million related to our portion of Norampac’s business acquisitions, while this amount represented $27 million in 2002.

Net additions to property, plant and equipment amounted to $225 million in 2003 (or 59% of amortization) compared to $223 million in 2002 (or 56% of amortization). The overall increase in net additions to property, plant and equipment in comparison to the previous year relates primarily to the implementation of an ERP system within our Papers business. We intend to limit our annual capital expenditures to well below 75% of amortization, or $290 million in 2004, including approximately $120 million for capital expenditures relating to the long-term sustainability of our equipment.

Free cash flow (cash flows from operating activities less net additions to property, plant and equipment) for 2003 amounted to $123 million compared to $454 million in 2002. This decrease in free cash flow on a year-over-year basis is attributable to reduced operating cash flow. Free cash flow generated in 2003 was applied primarily to debt reduction and the payment of dividends.

Financing activities

Cash flows used for financing activities totaled $96 million in 2003 compared to $431 million in 2002. The decrease in cash flows used for financing activities was due to lower net repayments of long-term debt in 2003 compared to 2002.

As at December 31, 2003, our net debt-to-total capitalization ratio stood at 48% (or 46% when excluding unusual items incurred in 2003) compared to 49% as at December 31, 2002. Net indebtedness, including $180 million representing our 50% share of the net indebtedness of Norampac, was $2,030 million as at December 31, 2003. This compares to $2,496 million as at December 31, 2002, including $191 million for our 50% share of the net indebtedness of Norampac. The $466 million decrease in net indebtedness was largely due to the positive impact of a weaker U.S. dollar on our U.S. dollar denominated debt. We were able to achieve a net debt-to-total capitalization ratio of

Domtar Inc. 2003 Annual Report   55

48% (or 46% when excluding unusual items incurred in 2003) compared to our stated objective of 45% absent the impact of any growth-related initiatives.

In November 2003, we filed a shelf registration statement providing for the issuance of up to US$500 million of debt securities over the next two years. Pursuant to this, we completed shortly thereafter a public offering in the United States of US$350 million ($456 million) aggregate principal amount of 5.375% notes due 2013 at an issue price of US$347 million ($452 million), the proceeds of which were used to repay part of our bank term loan. Subsequently, the Corporation entered into interest rate swap contracts for a nominal value of $452 million (US$350 million) ending in December 2013. These swaps were designated as hedges of the fair value of the 5.375% notes. As at December 31, 2003, these interest rate swap contracts had a fair value under $1 million.

As at December 31, 2003, the balance of the US$1 billion bank term loan initially entered into to finance our 2001 acquisition was US$76 million ($99 million) compared to US$480 million ($758 million) as at December 31, 2002. This decrease was due to the application of the proceeds from the US$350 million public debt offering and the free cash flow generated to the partial repayment of this loan. The term loan bears interest based on the U.S. dollar LIBOR rate or the U.S. prime rate, plus a margin that varies with Domtar’s credit rating.

As at December 31, 2003, of the US$500 million revolving credit facility, US$23 million ($30 million) was drawn, US$8 million ($10 million) of letters of credit were outstanding and US$5 million ($7 million) was drawn in the form of overdraft and included in “Bank Indebtedness”, resulting in US$464 million ($600 million) of availability under this facility. No provision was recorded relating to outstanding letters of credit. As at December 31, 2002, US$5 million ($8 million) was drawn in the form of overdraft and US$6 million ($9 million) of letters of credit were outstanding. Borrowings under this revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or the U.S. dollar LIBOR rate or the prime rate, plus a margin that varies with Domtar’s credit rating. This bank facility also requires commitment fees in accordance with standard banking practices.

Our borrowing agreements contain restrictive covenants. In particular, our unsecured bank credit facility contains covenants that require compliance with certain financial ratios on a quarterly basis. In addition, the indentures related to the 10% and 10.85% debentures limit the amount of dividends that we may pay, the amount of shares that we may repurchase for cancellation and the amount of new debt we may incur.

In 2003, common shares amounting to $15 million, versus $16 million for 2002, were issued pursuant to our stock option and share purchase plans. We did not purchase for cancellation any of our common shares in either of the years ended December 31, 2003 or December 31, 2002.

On May 1, 2003, we announced an increase of our annual common share dividend to 24 cents per share (or 6 cents per quarter) from 14 cents per share (or 3.5 cents per quarter). This increase is the first step towards our goal of paying a dividend of approximately 20% of normalized net earnings over a business cycle, provided we are able to maintain a strong balance sheet.

As at February 27, 2004, we had 229,233,581 common shares, 69,576 Series A Preferred Shares and 1,580,000 Series B Preferred Shares, which were issued and outstanding.

As at February 27, 2004, we had 6,017,254 common shares purchase options issued and outstanding under the Executive stock option and Share purchase plan.

56   Management’s Discussion and Analysis

Off Balance Sheet Arrangements

In the normal course of business, we finance certain of our activities off balance sheet through leases and securitizations.

Leases

On an ongoing basis, we enter into operating leases for property, plant and equipment. Minimum future rental payments under these operating leases, determined as at December 31, 2003, amounted to $142 million, of which $28 million related to our proportionate 50% share of Norampac.

Securitizations

We sell a portion of our Canadian and American receivables through securitization programs. We use securitization of our receivables as a source of financing by reducing our working capital requirements. This securitization consists of the sale of receivables on a limited recourse basis, or the sale of senior beneficial interest in them, to special purpose trusts managed by financial institutions for multiple sellers of receivables. The agreements normally allow the daily sale of new receivables to replace those that have been collected. They also limit the cash that can be received from the sale of the senior beneficial interest. The subordinate interest retained by us is included in “Receivables” and will be collected only after the senior beneficial interest has been settled.

As at December 31, 2003, the value of securitized receivables amounted to $227 million compared to $264 million as at December 31, 2002. We expect to continue to sell receivables on an ongoing basis, given the attractive discount rates. Should we decide to discontinue these programs, our working capital and our bank debt requirements would increase. Such sales of receivables are contingent upon the Corporation retaining specified credit ratings. The loss of such ratings would, absent appropriate waivers, increase our working capital and our bank debt requirements.

Guarantees

Pension plans

Domtar has indemnified and held harmless the trustees of Domtar pension funds, and the respective officers, directors, employees and agents of such trustees, from any and all costs and expenses arising out of the performance of their obligations under the relevant trust agreements, including in respect of their reliance on authorized instructions of Domtar or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements. As at December 31, 2003, we had not recorded a liability associated with these indemnifications, as we do not expect to make any payments pertaining to these indemnifications.

E.B. Eddy acquisition

On July 31, 1998, we acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of the Corporation in specified circumstances, the Corporation may have to pay up to a maximum of $120 million, an amount which is gradually declining over a 25-year period. As at December 31, 2003, the maximum amount of the purchase price adjustment was $110 million. No provision was recorded related to this potential purchase price adjustment, as we do not expect to make any payments pertaining to this purchase price adjustment.

Sales of businesses and real estate

In the normal course of business, the Corporation offers indemnifications relating to the sale of its businesses and real estate. In general, these indemnifications may relate to claims from past business operations, to the failure to abide by covenants and to the breach of representations and warranties included in the sales agreements. Typically, such representations and warranties relate to litigations as well as taxation, environmental, product and employee matters. As the nature and scope of such indemnifications is contingent upon future events, none of which can be foreseen as at December 31, 2003, no provisions have been recorded in the

Domtar Inc. 2003 Annual Report   57

financial statements. These indemnifications have not yielded significant expenses in the past.

Debt agreements

Certain debt agreements require the Corporation to indemnify the parties in the event of changes in elements such as withholding tax regulations. As the nature and scope of such indemnifications is contingent upon future events, none of which can be foreseen as at December 31, 2003, and the structure of such transactions make these events unlikely, no provisions have been recorded in the financial statements.

Leases

The Corporation has guaranteed to various lessors $8 million of residual value of its assets under operating leases. If the fair value of the assets at the end of the lease terms is lower than the residual value guaranteed, the Corporation would be held liable for the shortfall. The Corporation’s management does not believe that these are likely to be called upon and, as such, no provisions have been recorded in the financial statements with respect to these guarantees.

Contractual Obligations and Commercial Commitments

In the normal course of business, we enter into certain contractual obligations and commercial commitments. The following tables provide our obligations and commitments as at December 31, 2003:

Contractual obligations

Contract Type	2004	2005	2006	2007	2008	Thereafter	Total

(In millions of Canadian dollars)
Debentures and notes	–	–	194	–	–	1,707	1,901
Other	5	8	116	1	12	16	158

Long-term debt	5	8	310	1	12	1,723	2,059
Operating leases	38	29	22	15	11	27	142

Total obligations	43	37	332	16	23	1,750	2,201

Commercial commitments

Commitment Type	2004	2005	2006	2007	2008	Thereafter	Total

(In millions of Canadian dollars)
Letters of credit	9	1	–	–	–	–	10
Other commercial commitments*	87	52	47	31	11	44	272

Total commitments	96	53	47	31	11	44	282

*	Includes commitments to purchase roundwood, wood chips, gas, electricity, steam and certain chemicals.

For 2004 and the foreseeable future, we expect cash flows from operations and from our various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

58   Management’s Discussion and Analysis

Selected Quarterly Financial Information (unaudited)

Selected quarterly financial information for the eight most recently completed quarters ending December 31, 2003 is disclosed below:

Selected Quarterly Financial						2002					2003
Information (unaudited)		1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year

(In millions of Canadian dollars, unless otherwise noted)
Net Sales		1,328	1,416	1,390	1,356	5,490	1,296	1,240	1,166	1,075	4,777
EBITDA		142	217	233	217	809	176	152	131	57	516
Excluding unusual items		173	217	233	222	845	176	152	126	65	519
Operating profit (loss)		32	118	136	98	384	78	56	36	(262)	(92)
Excluding unusual items		77	118	136	116	447	78	56	31	(30)	135
Net earnings (loss)		(11)	55	59	38	141	27	8	3	(228)	(190)
Excluding unusual items		19	55	59	50	183	27	15	–	(37)	5
Net earnings (loss) per share (basic)		(0.05)	0.24	0.26	0.17	0.62	0.12	0.03	0.01	(1.00)	(0.84)
Excluding unusual items		0.08	0.24	0.26	0.22	0.80	0.12	0.06	0.00	(0.16)	0.02
Net earnings (loss) per share (diluted)		(0.05)	0.24	0.26	0.17	0.61	0.12	0.03	0.01	(1.00)	(0.84)
Selling price index (%)		90	92	93	92	92	93	95	91	90	92
Shipments to capacity ratio for papers (%)		94	93	98	94	95	91	92	92	88	91
Average exchange rates	CAN	1.594	1.554	1.563	1.569	1.570	1.516	1.398	1.380	1.316	1.401
	US	0.627	0.644	0.640	0.637	0.637	0.662	0.715	0.725	0.760	0.714

Net sales and operating profit have experienced a steady decline since the beginning of 2003. This is mainly in line with the steady weakening of the U.S. dollar and lower shipments, as reflected by our shipments to capacity ratio for papers. In addition, lower selling prices in Canada have impacted our results, as they are derived from U.S. dollar denominated prices.

In light of such a weak U.S. dollar, we plan to undertake a complete review of our Canadian pulp and paper operations to ensure that they are profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar and prices are at cycle-low levels. In addition, our quality and profitability improvement programs initiated in 2002 contributed to the positive results in that year, but were hampered by difficult market conditions in 2003. These programs, when excluding the impact of lower volumes, did enable us to more than offset the impact of inflation on salaries and benefits. We plan to strengthen these programs so as to reduce our costs further.

Typically, second and third quarters are seasonally stronger in terms of results, as demand normally picks up during the spring and summer months.

The decline in our fourth quarter 2003 results in comparison to the fourth quarter of 2002 was attributable to a significant weakening in the value of the U.S. dollar versus the Canadian dollar and overall lower selling prices for our products, as well as a drop in shipments. This decline in shipments was due to weak demand and was aggravated by temporary circumstances such as market-related downtime and labor disruptions.

Domtar Inc. 2003 Annual Report   59

2002 compared to 2001

Net sales in 2002 totaled $5,490 million, up $1,113 million or 25% from net sales of $4,377 million in 2001. This increase was mainly due to the inclusion of net sales of the four U.S. integrated pulp and paper mills (the Acquired Mills) acquired on August 7, 2001 for the twelve months in 2002 compared to five months in 2001. The inclusion of our share of Norampac’s 2002 acquisitions also contributed to the increase. Excluding the impact of these acquisitions, net sales would have decreased by $22 million in 2002 over 2001, mainly due to lower product prices, partially offset by higher shipments in all of our businesses except for container-board and the positive impact of a stronger U.S. dollar. Our transaction prices for 2002 were at 92% of trend prices compared to 97% in 2001.

Cost of sales increased by $807 million in 2002 or by 23% compared to 2001. This was mainly due to the inclusion of cost of sales of the Acquired Mills for twelve months in 2002 compared to five months in 2001, our share of Norampac’s cost of sales related to recent acquisitions, and higher shipments in all of our businesses other than container-board. This increase was partially offset by lower purchased fiber and energy costs and a $16 million investment tax credit for research and development expenditures in prior years.

SG&A expenses increased by $68 million in 2002 or 27% compared to 2001. This increase was mainly due to the inclusion of SG&A expenses of the Acquired Mills and our share of Norampac’s acquisitions, partially offset by the impact of our cost reduction initiatives. 2001 SG&A expenses had been reduced by $14 million following the cashing in of certain insurance policies.

As a result of the above-mentioned factors, EBITDA for 2002 amounted to $809 million (or $845 million when excluding unusual items) compared to $607 million in 2001 and operating profit amounted to $384 million (or $447 million when excluding unusual items) for 2002 compared to $313 million in 2001.

Net earnings in 2002 amounted to $141 million ($0.62 per common share) compared to net earnings of $140 million ($0.72 per common share) in 2001. Excluding unusual items, net earnings in 2002 amounted to $183 million (or $0.80 per common share). The 2001 net earnings included an income tax benefit of $39 million ($0.20 per common share) related to a reduction in enacted income tax rates and a revaluation of future income tax assets (unusual item).

In 2002, we delivered a 6% ROE compared to 7% in 2001. Excluding unusual items, ROE in 2002 was 7% compared to 6% in 2001, despite a difficult economic environment as evidenced by the 5% decrease in our selling price index.

We generated free cash flow of $454 million in 2002 compared to $447 million in 2001. When excluding net additional cash proceeds received from the sales of receivables, free cash flow amounted to $428 million in 2002 compared to $269 million in 2001. Free cash flow generated in 2002 was applied primarily to debt reduction.

As at December 31, 2002, our net debt-to-total-capitalization ratio was 49%, a decrease of 6% over the 55% as at December 31, 2001. Net indebtedness, including $191 million representing our 50% share of the net indebtedness of Norampac, was $2,496 million at December 31, 2002. This compares to $2,930 million at the end of 2001, including $192 million for our 50% share of the net indebtedness of Norampac. The value of securitized receivables amounted to $264 million as at December 31, 2002 compared to $238 million as at December 31, 2001.

60   Management’s Discussion and Analysis

Accounting Changes

Share purchase financing

On January 1, 2003, we adopted prospectively the new Canadian Institute of Chartered Accountants’ (CICA) Emerging Issues Committee Abstract 132 “Share Purchase Financing” concerning share purchase loans (the loans) receivable. Accordingly, loans as at January 1, 2003 amounting to $11 million were reclassified from “Other assets” to “Common shares” and interest revenue was treated as a reduction of dividends. The common shares purchased with these loans are held in trust as security for the loans. The loans are interest bearing at the dividend rate and have defined repayment terms not exceeding 10 years. As at December 31, 2003, there were 922,994 common shares (December 31, 2002 – 1,000,333 common shares) held in trust with respect to employee loans of $12 million (December 31, 2002 – $11 million). The market value as at December 31, 2003 of the shares held in trust was $15 million or $16.25 per share (December 31, 2002 – $16 million or $15.70 per share). These common shares were not considered as being outstanding for the calculation of the basic earnings per share but were considered in the calculation of the diluted earnings per share. The adoption of this abstract had no significant impact on the diluted earnings per share for the year ended December 31, 2003.

Impairment of long-lived assets

On January 1, 2003, we early adopted the new CICA Handbook Section 3063 “Impairment of Long-lived Assets” recommendations. These recommendations provide accounting guidance for the recognition, measurement and disclosure of impairment of long-lived assets, including property, plant and equipment and intangible assets with finite useful lives. They require the recognition of an impairment loss for a long-lived asset when events or changes in circumstances cause its carrying value to exceed the total undiscounted future cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. This change in accounting policy has been applied prospectively.

Based on past operating losses of certain Canadian operations and deteriorating market conditions, we conducted an impairment study of several of our Canadian-based long-lived assets in the fourth quarter of 2003. As a result, we recorded an impairment loss of $201 million ($135 million net of income taxes or $0.59 per common share) pertaining to our Lebel-sur-Quevillon pulp mill.

Exit and disposal activities

Disposal of long-lived assets and discontinued operations

We prospectively adopted the revised CICA Handbook Section 3475 “Disposal of Long-lived Assets and Discontinued Operations” recommendations for disposal activities initiated on or after May 1, 2003, as required by the transitional provisions. These recommendations establish standards for the recognition, measurement, presentation and disclosure of disposals of long-lived assets as well as for the presentation and disclosure of discontinued operations. The adoption of these new recommendations had no significant impact on our December 31, 2003 consolidated financial statements.

Severance, termination benefits and costs associated with exit and disposal activities
We prospectively adopted the new CICA Emerging Issues Committee Abstract 134 “Accounting for Severance and Termination Benefits” and Abstract 135 “Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)” relating to exit or disposal activities initiated after March 31, 2003, as required by their transitional provisions. These abstracts provide guidance on the timing of recognition and measurement of liabilities as well as disclosures for the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement and costs associated with an exit or disposal activity. Under this new guidance, liabilities for these costs are to be recognized in the period when they are incurred and measured at their fair value. We applied the guidelines in these two abstracts for the closure costs related to the permanent shutdown of a paper machine at our Vancouver mill in December 2003.

Domtar Inc. 2003 Annual Report   61

Impact of Accounting Pronouncements not yet Implemented

GAAP and financial statement presentation

In July 2003, the CICA issued new Handbook Sections 1100 “Generally Accepted Accounting Principles” and 1400 “General Standards of Financial Statement Presentation.” Section 1100 describes what constitutes Canadian GAAP and its sources. It also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures in the case where a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP. These recommendations are effective for fiscal years beginning on or after October 1, 2003.

The Corporation records delivery costs, as well as countervailing and antidumping duties on exports of softwood lumber to the United States, as a reduction of gross sales to determine net sales in accordance with industry practice. For the year ended December 31, 2003, delivery costs amounted to $345 million and softwood lumber duties amounted to $45 million. Commencing in 2004, both delivery costs and softwood lumber duties will be recorded under cost of sales, as industry practices are no longer acceptable under the new GAAP hierarchy defined in Section 1100. The Corporation does not expect these recommendations to have any other significant impact on its consolidated financial statements upon adoption.

Hedging relationships

In November 2002 and June 2003, the CICA amended the accounting guideline relating to hedging relationships. This accounting guideline must be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. Effective January 1, 2004, we have in place all necessary hedge documentation to be able to apply hedge accounting for interest rate swaps, forward foreign exchange contracts, foreign currency options, pulp swaps and energy swaps.

62   Management’s Discussion and Analysis

Asset retirement obligations

In March 2003, the CICA issued Handbook Section 3110 “Asset Retirement Obligations” which requires entities to record a liability at fair value when there is a legal obligation associated to the retirement of an asset in the period in which it is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. Section 3110 is analogous to U.S. GAAP SFAS 143 “Accounting for Asset Retirement Obligations”, which was adopted for U.S. GAAP purposes on January 1, 2003. Asset retirement obligations in connection with the adoption of SFAS 143 were primarily linked to landfill capping obligations, asbestos removal obligations on equipment and demolition of certain abandoned buildings. Taking into consideration the existing assets and liabilities for these items, the impact of the implementation of SFAS 143 was not considered significant at January 1, 2003. No asset retirement obligations were recorded for assets that have indeterminate settlement dates, such as asbestos removal relating to buildings. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. Section 3110 is applicable to fiscal years beginning on or after January 1, 2004 and must be applied retroactively with restatement of prior periods. As at December 31, 2003, the adoption of SFAS 143 has increased our loss by $3 million, decreased our assets by $8 million and decreased our liabilities by $5 million.

Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities”. This guideline requires that an enterprise holding other than a voting interest in a variable interest entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. We do not expect this guideline to have an impact on our financial statements.

Domtar Inc. 2003 Annual Report   63

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, and income taxes based upon currently available information. Actual results could differ from those estimates.

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

As at December 31, 2003, we had a provision of $67 million for environmental matters. While we believe that we have determined the costs for environmental matters likely to be incurred, based on known information, our ongoing efforts to identify potential environmental concerns that may be associated with our former and present operations may lead to future environmental investigations. These efforts may result in the determination of additional environmental costs and liabilities, which cannot be reasonably estimated at this time.

In addition, the pulp and paper industry in the United States is subject to Cluster Rules that further regulate effluent and air emissions. We comply with all present regulations and we anticipate spending approximately $44 million over the next three years to meet further Cluster Rules requirements.

As at December 31, 2003, anticipated payments in each of the next five years are as follows:

	2004	2005	2006	2007	2008	Thereafter	Total

(In millions of Canadian dollars)
Environmental matters	20	13	3	3	4	24	67
Cluster Rules obligation	13	29	2	–	–	–	44

	33	42	5	3	4	24	111

In 2003, our operating expenses for environmental matters totaled $70 million and we capitalized an additional $7 million for environmental projects mainly related to the improvement of air emissions, effluent treatment as well as remedial actions taken to address environmental compliance. In 2004, we expect to capitalize approximately $24 million for environmental projects, including Cluster Rules obligations.

Useful lives

Our property, plant and equipment are stated at cost less accumulated amortization, including asset impairment write-down. Interest costs are capitalized for capital projects in excess of $10 million and that have a duration in excess of 1 year. For timber limits and timberlands, amortization is calculated using the unit of production method. For all other assets, amortization is calculated using the straight-line method over the estimated useful lives of the assets.

64   Management’s Discussion and Analysis

On a regular basis, we review the estimated useful lives of our property, plant and equipment. Assessing the reasonableness of the estimated useful lives of property, plant and equipment requires judgment and is based on currently available information. Changes in circumstances, such as technological advances, changes to our business strategy, changes to our capital strategy or changes in regulation can result in the actual useful lives differing from our estimates. Revisions to the estimated useful lives of property, plant and equipment constitute a change in accounting estimate and are dealt with prospectively by amending amortization rates. A change in the remaining estimated useful life of a group of assets, or their estimated net salvage value, will affect the amortization rate used to amortize the group of assets and thus affect amortization expense as reported in our results of operations. A change of one year in the composite estimated useful life of our fixed asset base would impact annual depreciation expense by approximately $20 million.

In 2003, we recorded a total amortization expense of $384 million (or $608 million when including unusual items pertaining to write-downs in the value of property, plant and equipment as a result of an impairment charge and closure costs) compared to $398 million in 2002 (or $425 million when including unusual items pertaining to closure costs). As at December 31, 2003, we had property, plant and equipment of $6,887 million, net of accumulated amortization of $2,347 million ($7,719 million in 2002, net of accumulated amortization of $2,332 million).

With the write-downs in the value of property, plant and equipment recorded in the fourth quarter of 2003, our future amortization expense is expected to be reduced by approximately $20 million on an annual basis.

Impairment of long-lived assets

We review the carrying amount of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date. Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition. Estimates of future cash flows and fair value require judgment and may change.

During the fourth quarter of 2003, as a result of operating losses at our Lebel-sur-Quevillon pulp mill and our Wood Products Group, we conducted impairment tests of the long-lived assets of these business units. In addition, due to the decision to close one paper machine at our Vancouver paper mill and the potential impact that a weaker U.S. dollar may have on the results of operations of our Canadian pulp and paper mills, we also conducted impairment tests of the long-lived assets of our Vancouver paper mill and other Canadian pulp and paper mills. As a result of these tests, we recorded an impairment loss, in December 2003, of $201 million ($135 million net of income taxes or $0.59 per common share) related to the impairment of our Lebel-sur-Quevillon pulp mill.

The impairment tests were conducted in accordance with the recommendations in Section 3063 of the CICA Handbook “Impairment of Long-Lived Assets”. These recommendations indicate that the carrying amount of a long-lived asset is not considered recoverable if the carrying amount exceeds the sum of the undiscounted future cash flows expected to result from its use and eventual disposition (also referred to as “Step I”). In the event that the carrying amount exceeds the sum of the undiscounted future cash flows, the recommendations require the asset to be written down to its fair value and a corresponding impairment loss be recorded in the results of operations for the period (also referred to as “Step II”). To determine the fair value of our Lebel-sur-Quevillon pulp mill, we used the present value of the estimated future cash flows of the mill.

The results of the Step I test for our Wood Products Group, our Vancouver paper mill and our other Canadian pulp and paper mills concluded that it was not required to record an impairment loss for these business units. However, the sum of the undiscounted future cash flows for the Wood Products Group and the Vancouver paper mill exceeded by only 21% and 14%, respectively, the carrying amount of $376 million and $119 million, respectively, of the long-lived assets of these business units as at December 31, 2003. Given the sensitivity of certain key assumptions used in the Step I test, there is a measurement uncertainty for these two business units because it is reasonably possible that changes in future conditions in the

Domtar Inc. 2003 Annual Report   65

near term, as explained below, could require a material change in the recognized amount of the long-lived assets when we reperform the Step I test.

In the Step I test, estimates of future cash flows used to test the recoverability of a long-lived asset incorporated our internal 2004 budget adjusted for the following key assumptions: trend prices for the products sold by these business units, the long-term forecasted exchange rate for the U.S. dollar, the estimated remaining useful life of the long-lived assets and, for the Wood Products Group only, the effect of the ongoing softwood lumber dispute with the United States.

The trend prices were based on a consensus of analysts of normalized pricing over a business cycle for the pulp, paper and wood products at the mills subjected to the impairment test in Step I.

The forecasted Canadian-U.S. foreign exchange rate assumptions were based on management’s best estimate as well as independent market information. The average rate over the last five years has been CAN$1.00 = US$0.68. Short-term economic forecasts estimate a rate of CAN$1.00 = US$0.71 to CAN$1.00 = US$0.83. We have used CAN$1.00 = US$0.75 in 2004 and CAN$1.00 = US$0.72 for the years thereafter.

The useful lives of the machinery and equipment was estimated to be between 10 and 12.5 years, excluding future capital expenditures that would increase their service potential.

Duties on softwood lumber were established using various probabilities that average to 15.5% in 2004 and 5% in each of the years thereafter.

In the Step II test, performed on our Lebel-sur-Quevillon pulp mill only, the assumptions used to determine the discounted future cash flows (fair value) of the business unit were the same as those used in the Step I tests, except that future cash flows used were on an after-tax basis and were discounted at our risk-adjusted weighted average cost of capital.

Although each of the key assumptions may have a significant impact on the impairment tests, management has determined that the greatest uncertainty in the near future, when we reperform the Step I tests, resides in the assumptions of foreign exchange rates and the resolution of the softwood lumber dispute with the United States. Had we failed the Step I test for our Wood Products Group and our Vancouver paper mill, based on management’s best estimates, an additional impairment loss of between $125 million and $150 million, equal to the difference between the fair value of the long-lived assets of our Wood Products Group and our Vancouver paper mill and their respective carrying value, would have been recognized. We do not believe that this additional impairment loss would have had a material impact on our bank covenants.

Goodwill

Goodwill is not amortized and is subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that it might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a segment, based upon discounted future cash flows, exceeds the net carrying amount of that segment as of the assessment date. If the fair value is greater than the carrying amount, no impairment is necessary. In the event that the carrying amount exceeds the sum of the discounted future cash flows, a second test must be performed whereby the fair value of the segment’s goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same way as goodwill was determined at the date of acquisition in a business combination, that is, the excess of the fair value of the segment over the fair value of the identifiable net assets of the segment. Estimates of future cash flows and fair value require judgment and may change.

Pension and other employee future benefit plans

Domtar contributes to several defined contribution, multi-employer and 401(k) plans. The pension expense under these plans is equal to Domtar’s contribution and represented $19 million in 2003 ($20 million in 2002). Domtar also has several defined benefit pension plans covering substantially all employees, including one closed plan for certain non-unionized employees in Canada. Non-unionized employees in Canada joining Domtar after January 1, 2000 participate in defined contribution plans. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management’s most probable assumptions.

We account for pension and other employee future benefits in accordance with CICA recommendations. As such, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences

66   Management’s Discussion and Analysis

between actual results and those assumed is a guiding principle of these recommendations. This approach allows for a gradual recognition of changes in benefit obligations and plan performance over the expected average remaining service life of the active employee group covered by the plans.

Pension and other employee future benefit assumptions include the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements and terminations or disabilities. Changes in these assumptions result in actuarial gains or losses which, in accordance with CICA recommendations, we have elected to amortize over the expected average remaining service life of the active employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the accrued benefit obligation and the market-related value of plan assets as at the beginning of the year. The future effect on our results of operations is dependent on economic conditions, employee demographics, mortality rates and investment performance.

We set our expected rate of return on plan assets annually to reflect the current view of long-term investment returns, including consideration of asset mix, equity risk premium, plan expenses and active investment management premium. A rate of return on plan assets of 7.7% was considered appropriate by our management and is supported by reports issued by third party advisors. Pension and other employee future benefit costs for 2004 will be based on this 7.7% expected rate of return on plan assets in order to reflect our current view of long-term investment returns.

We set our discount rate assumption annually to reflect the rates available on high-quality, fixed income debt instruments, with a duration that is expected to match the timing and amount of expected benefit payments. High-quality debt instruments are corporate bonds with a rating of AA or better. The discount rate, as at December 31, 2003, was estimated at 6.1%.

The rate of compensation increase is another significant assumption in the actuarial model for pension (set at 3.8%) and other employee future benefits (set at 3.5%) and is determined based upon our long-term plans for such increases.

For measurement purposes, a 7.8% weighted average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004, based on external data and our own historical trends for health care costs. The rate was assumed to decrease gradually to 4.1% for 2012 and remain at that level thereafter.

The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the accrued pension benefit obligation, the accrued other employee future benefit obligation and related net periodic benefit cost for 2003. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.

Domtar Inc. 2003 Annual Report   67

Sensitivity Analysis

			Other employee
Pension and Other Employee Future Benefits	Pension		future benefits

	Accrued	Net	Accrued	Net
	benefit	periodic	benefit	periodic
	obligation	benefit cost	obligation	benefit cost

(In millions of Canadian dollars)
Expected rate of return on assets
Impact of:
1% increase	N/A	(11)	N/A	N/A
1% decrease	N/A	10	N/A	N/A

Discount rate
Impact of:
1% increase	(139)	(10)	(11)	(1)
1% decrease	138	12	11	1

Assumed overall health care cost trend
Impact of:
1% increase	N/A	N/A	10	1
1% decrease	N/A	N/A	(8)	(1)

The assets of the pension plans are held by a number of independent trustees and are accounted for separately in the Domtar pension funds. Based on the fair value of the assets held at December 31, 2003 the plan assets are comprised of 3% in cash and short-term investments, 47% in bonds and 50% in Canadian, U.S. and foreign equities. The long-term asset allocation percentages are not expected to differ materially from the current composition.

The latest actuarial valuations were conducted as at December 31, 2002 for plans representing 25% of total plan asset fair value and as at December 31, 2001 for plans representing 63% of total plan asset fair value. These valuations indicated a funding deficiency. Our funding policy is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Past service obligations primarily arise from improvements to plan benefits. We expect to contribute for a total amount of $78 million in 2004, compared to $73 million in 2003.

Income taxes

We use the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. The change in the net future tax asset or liability is included in earnings and “Accumulated foreign currency translation adjustments” account in “Shareholders’ equity”. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which assets and liabilities are expected to be recovered or settled. For these years, a projection of taxable income and an assumption of the ultimate recovery or settlement period for temporary differences are required. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income.

On an annual basis, we assess the need to establish a valuation allowance for future tax assets and, if it is deemed more likely than not that our future tax assets will not be realized based on these taxable income projections, a valuation allowance is recorded. As at December 31, 2003, we expect that our future tax assets will not be fully recovered from future taxable income and therefore, we have set up a valuation allowance of $1 million.

68   Management’s Discussion and Analysis

Our future tax assets are mainly composed of temporary differences related to accounting provisions for acquisitions, restructuring, environmental matters, as well as loss carryforwards. The majority of these accruals will be utilized or paid out over the next five years. Our future tax liabilities are mainly composed of temporary differences pertaining to plant, equipment and others. Estimating the ultimate settlement period, given the amortization rates in effect are based on information as it develops, requires judgment and our best estimates. The reversal of timing differences is expected at future substantially enacted tax rates which could change due to changes in income tax laws or the introduction of tax changes through the presentation of annual budgets by different governments. As a result, a change in the timing and the income tax rate at which the components will reverse could materially affect future tax expense as recorded in our results of operations. A one percentage point change in our reported effective income tax rate would have the effect of changing the income tax expense by approximately $15 million.

In addition, Canadian, American and international tax rules and regulations are subject to interpretation and require judgment that may be challenged by taxation authorities. We believe that, to the best of our knowledge, we have adequately provided for our future tax consequences based upon current facts and circumstances and current tax law.

For the year ended December 31, 2003, we recorded a total net tax recovery of $67 million (income tax expense of $56 million in 2002) of which $81 million was for future income tax recovery (expense of $31 million in 2002). Our net future tax liability as at December 31, 2003 was $502 million ($549 million in 2002).

Risks and Uncertainties

Product prices

Our financial performance is sensitive to the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins resulting in substantial declines in profitability and occasional net losses. See “Sensitivity Analysis”.

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

The Corporation has commodity swap agreements to manage a portion of our price risk associated with sales of NBSK pulp. These agreements fix the sales price of NBSK pulp for 36,000 tonnes in 2004, 33,000 tonnes in 2005 and 6,000 tonnes in 2006. The fair value of these instruments, as at December 31, 2003 represented an unrealized loss of $3 million (US$2 million).

The Corporation also has energy commodity swap agreements to manage a portion of the price risk associated with purchases of bunker oil. These agreements fix the purchase price of bunker oil for a commitment of 360,000 barrels in 2004 and 180,000 barrels in 2005. The fair value of these instruments as at December 31, 2003 represented an unrealized gain of $2 million (US$2 million).

Norampac also has commodity swap agreements to manage a portion of its price risk associated with sales of unbleached kraft linerboard and semi-chemical medium paper and purchases of old corrugated containers and electricity expiring in 2004 through 2007. The Corporation’s proportionate share of these derivative agreements fixes the sales price for 82,500 tonnes of kraft linerboard and 8,500 tonnes of semi-chemical medium paper, and fixes the purchase price for 387,000 tonnes of old corrugated

Domtar Inc. 2003 Annual Report   69

containers and 112,427 megawatts of electricity. The fair value of these instruments as at December 31, 2003 represented a net unrealized gain of $4 million.

Foreign exchange

Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, as was the case in 2003. Any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability. The prices for many of our products, including those we sell in Canada, are generally driven by U.S. prices of similar products. Our U.S. dollar sales, net of U.S. dollar purchases for our operating activities, represent approximately US$1 billion annually. This amount is reduced by interest on our U.S. dollar denominated debt (approximately $0.1 billion annually). Exchange rate fluctuations are beyond our control and the U.S. dollar may continue to depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. The Corporation has currency options sold totaling US$33 million maturing in 2004, which limit it from benefiting from a U.S. dollar trading above an average exchange rate of 1.60. In order to reduce the potential negative effect of a weakening U.S. dollar, we may hedge the value of a portion of our future U.S. dollar net cash inflows for periods of up to three years. The Corporation’s hedging arrangements as at December 31, 2003 included currency options purchased totaling US$250 million that give the Corporation the option to sell U.S. dollars at 1.34 in 2004. The fair value of these instruments as at December 31, 2003 represented a net unrealized gain of $12 million (US$9 million).

Environment

We are subject to American and Canadian environmental laws and regulations for effluent and air emissions, harvesting, sylviculture activities, waste management and groundwater quality, among others. These laws and regulations require us to obtain and comply with the permit and authorization requirements of the appropriate governmental authorities. Regulatory authorities exercise considerable discretion for permit issuances and their timing. In addition, changes in environmental laws and regulations and/or their application may require us to make significant expenditures that could negatively impact our financial results and financial condition.

Failure to comply with the applicable environmental laws, regulations and permit requirements may result in fines, penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and negatively impact our financial results and financial condition.

We continue to take remedial action under our Care and Control program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or ground-water contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, technological developments and the allocation of liability among potentially responsible parties.

Lumber export duties

Our Wood net sales represented 7% of our consolidated net sales in 2003 and we exported approximately 57% of our softwood lumber products to the United States.

The United States Department of Commerce announced that it had imposed cash deposit requirements on the Canadian softwood lumber industry with a final aggregate countervailing and antidumping rate of 27.22%, that is, 18.79% for countervailing and 8.43% for antidumping. Since May 22, 2002, based on a final decision by the United States International Trade Commission (ITC), we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian government has challenged both the countervailing and antidumping rates with the World Trade Organization (WTO) and the North American Free Trade Agreement (NAFTA). We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or any new arrangements between the United States and Canada.

70   Management’s Discussion and Analysis

Legal proceedings

In the normal course of our operations, we become involved in various legal actions mostly related to contract disputes, patent infringement, environmental and product warranty claims, and labor issues. While the final outcome with respect to actions outstanding or pending as at December 31, 2003 cannot be predicted with certainty, it is our opinion that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

In April 2003, the Canadian Competition Bureau began an investigation of Canada’s major distributors of carbonless paper and other fine paper products, including Domtar. Although the investigation is continuing, no new information has been presented that would allow us to predict the outcome of this investigation or the impact, if any, it may have on us.

Sensitivity Analysis

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

		Annual impact on1,2

	Operating	Net	Earnings
	profit	earnings	per share

(In millions of Canadian dollars, except per share amounts)
Each US$10/unit change in the selling price of the following products[3]:
Papers
Copy and offset grades	19	13	0.05
Uncoated commercial printing & publication and premium imaging grades	8	5	0.02
Coated commercial printing & publication grades	5	3	0.01
Technical & specialty grades	5	3	0.02
Pulp – net position	9	6	0.03
Wood
Lumber	13	8	0.04
Packaging
Containerboard	4	3	0.01

Foreign exchange (CAN$0.01 change in relative value to the U.S. dollar before hedging)
Impact of US$ pricing on export sales, net of US$ purchases, excluding Norampac	10 [5]	6	0.03

Interest rate
1% change in interest rates on our floating rate debt (excluding Norampac)	N/A	5	0.02

Energy[4]
Natural gas: US$0.25/MMBtu change in price before hedging	6	4	0.02
Crude oil: US$1/barrel change in price before hedging	3	2	0.01

1	Based on budgeted exchange rate of 1.333.
2	Based on a marginal tax rate of 35%.
3	Based on budgeted 2004 capacity (in tons, tonnes or MFBM).
4	Based on budgeted 2004 consumption levels. The allocation between energy sources may vary during the year in order to take advantage of market conditions.
5	In addition, significant fluctuations in the value of the U.S. currency will also have an impact on our product pricing in Canada over time given that Canadian pricing is derived from U.S. dollar denominated prices.

Domtar Inc. 2003 Annual Report   71

Benchmark nominal prices[1]		1995	1996	1997	1998	1999	2000	2001	2002	2003	Trend[2]

Papers
Copy 20 lb sheets	(US$/ton)	1,123	848	769	780	778	877	815	776	768	824
Offset 50 lb rolls	(US$/ton)	983	736	756	666	659	757	719	692	628	735
Coated publication, no. 3, 60 lb rolls	(US$/ton)	1,200	943	941	909	851	948	853	767	804	931
Pulp NBSK	(US $/ADMT)	874	586	588	544	541	685	558	491	553	596
Wood
Lumber 2x4x8	(US $/MFBM)	335	403	383	376	390	316	345	334	327	342
Packaging
Unbleached kraft
linerboard, 42 lb East	(US$/ton)	511	371	336	373	400	468	445	427	421	421

Selling price index before acquisition of four US mills[3]		120%	100%	99%	94%	93%	102%
Selling price index before impact of lumber duties[3]								97%	92%	92%	100%

Average exchange rates	CAN	1.372	1.364	1.385	1.484	1.486	1.485	1.549	1.570	1.401
	US	0.729	0.733	0.722	0.674	0.673	0.673	0.646	0.637	0.714

1	Source: Pulp & Paper Week and Random Lengths.
2	Source: Consensus of analysts of normalized pricing as at November 30, 2003.
3	Selling price index is derived using transaction prices for the majority of our products, weighted for production capacity, in relation to trend pricing.

Outlook

We experienced a difficult year in 2003 and were impacted notably by a weaker U.S. dollar and lower demand, conditions that might continue to impact our results in the early part of 2004. While our current business environment is impacted by factors that are difficult to predict and beyond our control such as economic conditions, currency fluctuations, and high energy costs, we will maintain our efforts to reduce costs and improve efficiencies in pursuit of our goal of providing our shareholders with superior returns.

Accordingly, we will strengthen our profitability improvement programs. This is expected to entail a full review, by the end of the first quarter, of our Canadian pulp and paper operations to enable them to remain profitable when the Canadian dollar is valued at 75 cents to the U.S. dollar and prices are at cycle-low levels. In addition, we will accelerate efforts to manufacture our best-selling products at multiple facilities located in both Canada and the United States.

Internal Controls

As required by the Sarbanes-Oxley Act enacted by the U.S. Congress in July 2002 and the rules promulgated by the U.S. Securities and Exchange Commission (SEC) thereunder, we have filed with the SEC certificates relating to, among others, the accuracy of the financial information contained in Domtar’s 2003 annual MD&A and annual financial statements and notes thereto, and the adequacy of our procedures and controls relating to disclosure and financial reporting.

Additional information, including our Annual Information Form, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

72   Consolidated financial statements

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

/s/ Raymond Royer	/s/ Christian Dubé

Raymond Royer	Christian Dubé
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

Montreal, Quebec
February 25, 2004

Auditors’ report

To the Shareholders of Domtar Inc.

     We have audited the consolidated balance sheets of Domtar Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Domtar Inc. as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants

Montreal, Quebec
February 25, 2004

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there is a change in accounting principles that has a material effect on the comparability of the Corporation’s financial statements, such as the change implemented during the year 2003 with respect to impairment of long-lived assets described in Note 2 to the consolidated financial statements. Our report to the shareholders dated February 25, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Montréal, Québec
February 25, 2004

Domtar Inc. 2003 Annual Report   73

Consolidated earnings Years ended December 31	2003	2003	2002	2001

(In millions of Canadian dollars, unless otherwise noted)
	US$	$	$	$
	(Note 4)
Net sales	3,696	4,777	5,490	4,377
Operating expenses
Cost of sales	3,051	3,943	4,317	3,514
Selling, general and administrative	245	317	328	256
Amortization	297	384	398	294
Closure costs (Note 6)	19	24	63	–
Impairment loss (Note 3)	155	201	–	–

	3,767	4,869	5,106	4,064

Operating profit (loss)	(71)	(92)	384	313
Financing expenses (Note 7)	131	169	192	167
Amortization of deferred gain	(3)	(4)	(5)	(5)

Earnings (loss) before income taxes	(199)	(257)	197	151
Income tax expense (recovery) (Note 8)	(52)	(67)	56	11

Net earnings (loss)	(147)	(190)	141	140

Per common share (in dollars) (Note 9)
Net earnings (loss)
Basic	(0.65)	(0.84)	0.62	0.72
Diluted	(0.65)	(0.84)	0.61	0.72

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated retained earnings Years ended December 31	2003	2003	2002	2001

(In millions of Canadian dollars, unless otherwise noted)
	US$	$	$	$
	(Note 4)
Retained earnings at beginning of year	583	753	645	535
Net earnings (loss)	(147)	(190)	141	140
Dividends on common shares	(38)	(49)	(32)	(27)
Dividends on preferred shares	(2)	(2)	(1)	(2)
Premium on purchase for cancellation of common shares	–	–	–	(1)

Retained earnings at end of year	396	512	753	645

The accompanying notes are an integral part of the consolidated financial statements.

74 Consolidated financial statements

Consolidated balance sheets As at December 31	2003	2003	2002

(In millions of Canadian dollars, unless otherwise noted)
	US$	$	$
	(Note 4)
Assets
Current assets
Cash and cash equivalents	37	48	38
Receivables (Note 10)	153	197	304
Inventories (Note 11)	518	670	736
Prepaid expenses	17	22	22
Income taxes receivable	22	29	–
Future income taxes (Note 8)	47	60	76

	794	1,026	1,176
Property, plant and equipment (Note 12)	3,513	4,540	5,387
Goodwill	59	77	79
Other assets (Note 13)	164	212	205

	4,530	5,855	6,847

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	15	19	20
Trade and other payables (Note 14)	505	653	749
Income and other taxes payable	21	28	15
Long-term debt due within one year (Note 15)	4	5	70

	545	705	854
Long-term debt (Note 15)	1,589	2,054	2,444
Future income taxes (Note 8)	435	562	625
Other liabilities and deferred credits (Note 16)	281	363	370
Commitments and contingencies (Note 17)
Shareholders’ equity
Preferred shares (Note 18)	32	42	44
Common shares (Note 18)	1,359	1,756	1,752
Contributed surplus (Note 18)	5	6	3
Retained earnings	396	512	753
Accumulated foreign currency translation adjustments (Note 20)	(112)	(145)	2

	1,680	2,171	2,554

	4,530	5,855	6,847

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board:

/s/ Jacques Girard	/s/ Raymond Royer

Jacques Girard, Director	Raymond Royer, Director

Domtar Inc. 2003 Annual Report   75

Consolidated cash flows Years ended December 31	2003	2003	2002	2001

(In millions of Canadian dollars, unless otherwise noted)
	US$	$	$	$
	(Note 4)
Operating activities
Net earnings (loss)	(147)	(190)	141	140
Non-cash items:
Amortization and write-down of property, plant and equipment (Note 6)	315	407	425	294
Future income taxes (Note 8)	(63)	(81)	31	(29)
Amortization of deferred gain	(3)	(4)	(5)	(5)
Closure costs excluding write-down of property, plant and equipment (Note 6)	1	1	36	–
Impairment loss (Note 3)	155	201	–	–
Refinancing expenses (Note 7)	13	17	–	–
Other	(1)	(2)	14	36

	270	349	642	436
Changes in working capital and other items
Receivables (Note 10)	55	71	22	264
Inventories	3	4	43	(25)
Prepaid expenses	(1)	(1)	3	(5)
Trade and other payables	(36)	(47)	(62)	38
Income and other taxes	(2)	(2)	12	12
Early settlement of interest rate swaps	–	–	40	–
Other	(13)	(17)	(13)	7
Payments of closure costs	(7)	(9)	(10)	–

	(1)	(1)	35	291

Cash flows provided from operating activities	269	348	677	727
Investing activities
Net additions to property, plant and equipment	(174)	(225)	(223)	(280)
Business acquisitions (Note 5)	(9)	(11)	(27)	(2,616)
Other	(1)	(2)	6	(5)

Cash flows used for investing activities	(184)	(238)	(244)	(2,901)
Financing activities
Dividend payments	(35)	(45)	(33)	(28)
Change in bank indebtedness	(3)	(4)	(25)	(2)
Change in revolving bank credit, net of expenses	17	22	9	(196)
Issuance of long-term debt, net of expenses	477	617	–	3,791
Repayment of long-term debt	(535)	(691)	(395)	(1,879)
Premium on redemption of long-term debt	(5)	(7)	–	–
Common shares issued, net of expenses	12	15	16	498
Redemptions of preferred shares	(2)	(3)	(3)	(3)

Cash flows provided from (used for) financing activities	(74)	(96)	(431)	2,181

Net increase in cash and cash equivalents	11	14	2	7
Translation adjustments related to cash and cash equivalents	(3)	(4)	–	–
Cash and cash equivalents at beginning of year	29	38	36	29

Cash and cash equivalents at end of year	37	48	38	36

The accompanying notes are an integral part of the consolidated financial statements.

76   Notes to consolidated financial statements

Notes to consolidated
financial statements

December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 1.
Summary of significant accounting policies

The consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), and are not intended to provide certain disclosures which would typically be found in financial statements prepared in accordance with U.S. GAAP. These differences are described in Note 25.

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

Use of estimates
The consolidated financial statements have been prepared in conformity with Canadian GAAP, which require management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the year, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, and income taxes, based on currently available information. Actual results could differ from those estimates.

Translation of foreign currencies
Self-sustaining foreign operations
For foreign subsidiaries that are considered financially and operationally self-sustaining, the current rate method of translation of foreign currencies has been used. Under this method, assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at the average exchange rates during the year. All gains and losses arising from the translation of the financial statements of these foreign subsidiaries are included in the “Accumulated foreign currency translation adjustments” account under “Shareholders’ equity”.

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

Domtar Inc. 2003 Annual Report   77

the rate in effect at the transaction date or at the average exchange rates during the year as appropriate. Translation gains and losses, except those on long-term debt, are included in “Selling, general and administrative” expenses.

Foreign currency long-term debt
The Corporation’s long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the “Accumulated foreign currency translation adjustments” account in “Shareholders’ equity”. The remaining long-term debt of the Corporation denominated in a foreign currency is designated as a hedge of future U.S. dollar revenue stream and any exchange gains and losses are deferred and recognized when the designated revenue is earned or it became probable that the forecasted transaction will not occur, as the hedge ceases to be effective.

     Norampac Inc. and its subsidiaries (Norampac) (a 50-50 joint venture with Cascades Inc.) has also designated a portion of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the “Accumulated foreign currency translation adjustments” account in “Shareholders’ equity”. For the remaining U.S. dollar denominated long-term debt the exchange gains and losses are included in “Financing expenses”.

Revenue recognition
Domtar recognizes revenue when persuasive evidence of an arrangement exists, goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed or determinable and collection is considered reasonably assured. Domtar records delivery costs as a reduction of gross sales to determine net sales. For the year ended December 31, 2003, delivery costs amounted to $345 million (2002 – $357 million; 2001 – $259 million).

Income taxes
Domtar uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. The change in the net future tax asset or liability is included in earnings and in “Accumulated foreign currency translation adjustments” account in “Shareholders’ equity”. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which the assets and liabilities are expected to be recovered or settled. Domtar does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at cost, which approximates market value.

Receivables
Receivables are recorded at cost net of a provision for doubtful accounts that is based on expected collectibility. Gains or losses on securitization of receivables are calculated as the difference between the carrying amount of the receivables sold and the sum of the cash proceeds on sale and the fair value of the retained subordinate interest in such receivables on the date of transfer. Fair value is determined on a discounted cash flow basis. Costs related to the sales of receivables are recognized in earnings in the period when the sale occurs.

78   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 1. Summary of significant accounting policies (continued)

Inventories
Inventories of operating and maintenance supplies and raw materials are valued at the lower of average cost and replacement cost. Work in process and finished goods are valued at the lower of average cost and net realizable value, and include the cost of raw materials, direct labor and manufacturing overhead expenses.

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated amortization including asset impairment write-down. Interest costs are capitalized for capital projects in excess of $10 million and having a duration in excess of 1 year. For timber limits and timberlands, amortization is calculated using the unit of production method. For all other assets, amortization is calculated using the straight-line method over the estimated useful lives of the assets. Buildings are amortized over periods of 10 to 40 years and Machinery and equipment over periods of 3 to 20 years. The amortization expense is reported net of the amount of the amortization of deferred credits related to property, plant and equipment. No amortization is recorded on assets under construction.

Impairment of long-lived assets
Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally using discounted future cash flows expected from their use and eventual disposition.

Goodwill
Goodwill is not amortized and is subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that it might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a segment, based upon discounted cash flows, exceeds the net carrying amount of that segment as of the assessment date. If the fair value is greater than the carrying amount, no impairment is necessary. In the event that the carrying amount exceeds the sum of the discounted cash flows, a second test must be performed whereby the fair value of the segment’s goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same way as goodwill was determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the segment over the fair value of the identifiable net assets of the segment.

     In 2003, goodwill decreased by $2 million (2002 – increased by $17 million), which consist of a $2 million increase (2002 – $17 million) related to business acquisitions completed by Norampac and a $4 million decrease (2002 – nil) related to foreign currency exchange rate changes.

Other assets
Other assets are recorded at cost. Expenses and discounts related to the issuance of long-term debt are deferred and amortized on a straight-line basis over the term of the related obligation.

Deferred credits
Deferred credits comprise the deferred gain on the contribution of net assets to Norampac, the deferred net gain on early settlement of interest swap contracts and grants and investment tax credits obtained upon the acquisition of property, plant and equipment. The deferred gain on the contribution of net assets to Norampac is amortized on a straight-line basis over 15 years. The net deferred gain on early settlement of interest rate swap contracts is amortized as adjustments to “Financing expenses” over the initially designated periods of the respective interest payments. Investment tax credits are amortized on the same basis as the related property, plant and equipment.

Domtar Inc. 2003 Annual Report   79

Environmental costs
Environmental expenditures for effluent treatment, air emission, landfill operation and closure, asbestos containment and removal, bark pile management, and sylviculture activities (together referred to as environmental matters) are expensed or capitalized depending on their future economic benefit. In the normal course of business, Domtar incurs certain operating costs for environmental matters that are expensed as incurred. Expenditures for property, plant and equipment that prevent future environmental contamination are capitalized and amortized on a straight-line basis over 10 to 30 years. Provisions for environmental matters are not discounted and are recorded when remediation efforts are likely and can be reasonably determined.

Stock-based compensation and other stock-based payments
Domtar uses the fair value based approach of accounting for stock-based payments to non-employees and has chosen to record an expense for the stock options granted to its employees using the fair value method. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to stated capital together with any related stock-based compensation expense.

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

     Domtar hedges its foreign exchange exposure on anticipated sales denominated in U.S. dollars through the use of options and forward contracts. Resulting gains and losses, including premiums on options, are recognized when the designated sale is recognized and are included in “Net sales”.

     Domtar hedges its exposure to price risk associated with sales of Northern Bleached Softwood Kraft (NBSK) pulp, unbleached kraft linerboard, semi-chemical medium paper, purchases of bunker oil, old corrugated containers and electricity through the use of cash settled commodity swap contracts. Resulting gains and losses are recognized when realized and are included in “Net sales” or “Cost of sales”, with the related hedged item.

     Domtar hedges its exposure to interest rates on its long-term debt through the use of interest rate swap contracts. Amounts accounted for under interest rate swap agreements are recognized as adjustments to “Financing expenses”.

80   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 1. Summary of significant accounting policies (continued)

Pensions
Domtar accrues the cost of defined benefit plans as determined by independent actuaries. The net periodic benefit cost includes:

•	the cost of pension benefits provided in exchange for employees’ services rendered during the year,

•	the interest cost of pension obligations,

•	the expected long-term return on pension fund assets based on a market-related value determined using a five-year moving average market value for equity securities and fair value for other asset classes,

•	gains or losses on settlements or curtailments,

•	the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans, and

•	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets at the beginning of year over the average remaining service period of the active employee group covered by the plans.

The pension plans obligations are determined in accordance with the projected benefit method prorated on services.

Other employee future benefit plans
Domtar accrues the cost of post-retirement benefits other than pensions as determined by independent actuaries. These benefits, which are funded by the Corporation as they become due, include life insurance programs and medical and dental benefits. Domtar amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the accrued benefit obligation at the beginning of the year over the average remaining service period of the active employee group covered by the plans.

Investment tax credits
Investment tax credits are recognized in earnings as a reduction of research and development expenses when Domtar has made the qualifying expenditures and has a reasonable assurance that the credits will be realized.

Disclosure of guarantees
A guarantee is a contract or an indemnification agreement that contingently requires Domtar to make payments to the other party of the contract or agreement, based on changes in an underlying that is related to an asset, a liability or an equity security of the other party or on a third party failure to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying that is related to an asset, a liability or an equity security of the other party.

Note 2.
Accounting changes

2003
Share purchase financing
On January 1, 2003, Domtar adopted prospectively the new Canadian Institute of Chartered Accountants’ (CICA) Emerging Issues Committee Abstract 132 (EIC-132) “Share Purchase Financing” relating to share purchase loans (the loans) receivable. Accordingly, loans as at January 1, 2003 amounting to $11 million were reclassified from “Other assets” to “Common shares” and interest revenue was treated as a reduction of dividends. The common shares purchased with these loans are held in trust as security for the loans.

Domtar Inc. 2003 Annual Report   81

The loans are interest bearing at the dividend rate and have defined repayment terms not exceeding 10 years. As at December 31, 2003, there were 922,994 common shares (December 31, 2002 – 1,000,333 common shares) held in trust with respect to employee loans of $12 million (December 31, 2002 – $11 million). The market value, as at December 31, 2003, of the shares held in trust was $15 million or $16.25 per share (December 31, 2002 – $16 million or $15.70 per share). These common shares were not considered as being outstanding for the calculation of the basic earnings per share but were considered in the calculation of the diluted earnings per share. The adoption of this Abstract has no significant impact on the diluted earnings per share for the year ended December 31, 2003.

Impairment of long-lived assets
On January 1, 2003, Domtar early adopted the new CICA Handbook Section 3063 “Impairment of Long-lived Assets” recommendations. These recommendations provide accounting guidance for the recognition, measurement and disclosure of impairment of long-lived assets, including property, plant and equipment and intangible assets with finite useful lives. They require the recognition of an impairment loss for a long-lived asset when events or changes in circumstances cause its carrying value to exceed the total undiscounted future cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. This change in accounting policy has been applied prospectively.

     Based on past operating losses of certain Canadian operations and deteriorating market conditions, Domtar conducted an impairment study of several of its Canadian-based long-lived assets in the fourth quarter of 2003. As a result, Domtar recorded an impairment loss of $201 million ($135 million net of income taxes or $0.59 per common share) (see Note 3).

Exit and disposal activities
Disposal of long-lived assets and discontinued operations
Domtar prospectively adopted the revised CICA Handbook Section 3475 “Disposal of Long-lived Assets and Discontinued Operations” recommendations for disposal activities initiated on or after May 1, 2003, as required by the transitional provisions. These recommendations establish standards for the recognition, measurement, presentation and disclosure of disposals of long-lived assets as well as for the presentation and disclosure of discontinued operations. The adoption of these new recommendations had no significant impact on the December 31, 2003 consolidated financial statements.

Severance, termination benefits and costs associated with exit and disposal activities
Domtar prospectively adopted the new CICA Emerging Issues Committee Abstract 134 (EIC-134) “Accounting for Severance and Termination Benefits” and Abstract 135 (EIC-135) “Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)” relating to exit or disposal activities initiated after March 31, 2003, as required by their transitional provisions. These abstracts provide guidance on the timing of recognition and measurement of liabilities as well as disclosures for the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement and costs associated with an exit or disposal activity. Under this new guidance, liabilities for these costs are to be recognized in the period when they are incurred and measured at their fair value.

     Domtar applied the guidelines in these two abstracts for the closure costs related to the Vancouver, British Columbia, paper machine permanent shutdown in December 2003 (see Note 6).

2002
Stock-based compensation and other stock-based payments
On January 1, 2002, Domtar adopted the new CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments” recommendations. These recommendations require the use of a fair value based approach of accounting for stock-based payments to non-employees. The recommendations did not require the use of the fair value method when accounting for stock-based awards to employees,

82   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 2. Accounting changes (continued)

except for stock-based compensation that meets specific criteria. However, Domtar has chosen to record an expense for the stock options granted to its employees using the fair value method.

     In accordance with the transitional provisions of the new accounting recommendations, Domtar has adopted the new recommendations for awards granted after January 1, 2002. The effect of the adoption of the recommendations has been reflected as a charge of $4 million ($4 million net of income taxes or $0.02 per common share) for the year ended December 31, 2002.

Goodwill and intangible assets
On January 1, 2002, Domtar adopted the new CICA Handbook Section 3062 “Goodwill and Other Intangible Assets” recommendations, which require intangible assets with an indefinite life and goodwill to no longer be amortized and be tested annually for impairment. Intangible assets with a finite life will continue to be amortized over their useful life.

     In accordance with the transitional provisions of the new accounting recommendations, Domtar has performed the impairment test of its goodwill and has determined that no write-down for impairment was necessary. The Corporation has also reclassified to timber limits and timberland an amount of $12 million recorded in goodwill in prior years. This amount, now presented under “Property, plant and equipment”, meets the criteria for reclassification from goodwill. For the year ended December 31, 2001, amortization expense for goodwill was $4 million ($4 million net of income taxes or $0.02 per common share).

IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED
Generally Accepted Accounting Principles and financial statement presentation
In July 2003, the CICA issued new Handbook Sections 1100 “Generally Accepted Accounting Principles” and 1400 “General Standards of Financial Statement Presentation”. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP. These recommendations are effective for fiscal years beginning on or after October 1, 2003.

     The Corporation records delivery costs as well as countervailing and antidumping duties on exports of softwood lumber to the United States as a reduction of gross sales to determine net sales in accordance with industry practice. For the year ended December 31, 2003, delivery costs amounted to $345 million and countervailing and antidumping duties amounted to $45 million. Commencing in 2004, these costs will be recorded under cost of sales, as industry practices are no longer acceptable under the new GAAP hierarchy defined in Section 1100.

     The Corporation does not expect these recommendations to have any other significant impact on its consolidated financial statements upon adoption.

Hedging relationships
In November 2002 and June 2003, the CICA amended the accounting guideline relating to hedging relationships. This accounting guideline must be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. Effective January 1, 2004, Domtar has in place all necessary hedge documentation to apply hedge accounting for interest rate swaps, forward foreign exchange contracts, foreign currency options, pulp swaps and energy swaps.

Domtar Inc. 2003 Annual Report   83

Asset retirement obligations
In March 2003, the CICA issued Handbook Section 3110 “Asset Retirement Obligations”, which requires entities to record a liability at fair value when there is a legal obligation associated to the retirement of an asset in the period in which it is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. Section 3110 is analogous to U.S. GAAP SFAS 143 “Accounting for Asset Retirement Obligations”, which was adopted for U.S. GAAP purposes on January 1, 2003. Asset retirement obligations in connection with the adoption of SFAS 143 were primarily linked to landfill capping obligations, asbestos removal obligations on equipment and demolition of certain abandoned buildings. Taking into consideration the existing assets and liabilities for these items, the impact of the implementation of SFAS 143 was not considered significant at January 1, 2003. No asset retirement obligations were recorded for assets that have indeterminate settlement dates, such as asbestos removal relating to buildings. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. Section 3110 is applicable to fiscal years beginning on or after January 1, 2004 and must be applied retroactively with restatement of prior periods. As at December 31, 2003, the adoption of SFAS 143 has increased the loss by $3 million, decreased assets by $8 million and decreased liabilities by $5 million.

Consolidation of variable interest entities
In June 2003, the CICA issued Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities”. This guideline requires that an enterprise holding other than a voting interest in a variable interest entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. Domtar does not expect this guideline to have an impact on its financial statements.

Note 3.
Measurement uncertainty

Impairment of long-lived assets
Domtar reviews the carrying amount of long-lived assets when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable through future operations. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the asset as of the assessment date. Estimates of future cash flows and fair values require judgment and may change.

     During the fourth quarter of 2003, as a result of operating losses at the Lebel-sur-Quevillon pulp mill and the Wood Products Group, Domtar conducted impairment tests of the long-lived assets of these business units. In addition, due to the decision to close one paper machine at the Vancouver paper mill and the potential impact that a weaker U.S. dollar may have on the results of operations of Canadian pulp and paper mills, Domtar also conducted impairment tests of the long-lived assets of the Vancouver paper mill and other Canadian pulp and paper mills. As a result of these tests, Domtar recorded an impairment loss in December 2003 of $201 million ($135 million net of income taxes or $0.59 per common share) related to the impairment of the Lebel-sur-Quevillon pulp mill.

     The impairment tests were conducted in accordance with the recommendations in Section 3063 of the CICA Handbook “Impairment of Long-lived Assets”. These recommendations indicate that the carrying amount of a long-lived asset is not considered recoverable if the carrying amount exceeds the sum of the undiscounted future cash flows expected to result from its use and eventual disposition (also referred to as “step I”). In the event that the carrying amount exceeds the sum of the undiscounted future cash flows, the recommendations require the asset to be written down to its fair value and a corresponding impairment

84   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 3. Measurement uncertainty (continued)

loss be recorded in the results of operations for the period (also referred to as “step II”). To determine the fair value of the Lebel-sur-Quevillon pulp mill, Domtar used the present value of the estimated future cash flows of the mill.

     The results of the step I test for the Wood Products Group, the Vancouver paper mill and the other Canadian pulp and paper mills concluded that it was not required to record an impairment loss for these business units. However, the sum of the undiscounted future cash flows for the Wood Products Group and the Vancouver paper mill exceeded by only 21% and 14%, respectively, the carrying amount of $376 million and $119 million, respectively, of the long-lived assets of these business units as at December 31, 2003. Given the sensitivity of certain key assumptions used in the step I test, there is a measurement uncertainty for these two business units because it is reasonably possible that changes in future conditions in the near term, as explained below, could require a material change in the recognized amount of the long-lived assets when Domtar reperforms the step I test.

     In the step I test, estimates of future cash flows used to test the recoverability of a long-lived asset incorporated the internal 2004 budget adjusted for the following key assumptions: trend prices for the products sold by these business units, the long-term forecasted exchange rate for the U.S. dollar, the estimated remaining useful life of the long-lived assets and, for the Wood Products Group only, the effect of the ongoing softwood lumber dispute with the United States.

     The trend prices were based on a consensus of analysts of normalized pricing over a business cycle for the pulp, paper and wood products at the mills subjected to the step I test.

     The forecasted Canadian-U.S. foreign exchange rate assumptions are based on management’s best estimate as well as independent market information. The average rate over the last five years has been CAN$1.00 = US$0.68. Short-term economic forecasts estimate a rate of CAN$1.00 = US$0.71 to CAN$1.00 = US$0.83. Domtar used CAN$1.00 = US$0.75 in 2004 and CAN$1.00 = US$0.72 for the years thereafter.

     The useful lives of the machinery and equipment were estimated to be between 10 and 12.5 years, excluding future capital expenditures that would increase their service potential.

     Duties on softwood lumber were established using various probabilities that average to 15.5% in 2004 and 5% in each of the years thereafter.

     In the step II test, performed on the Lebel-sur-Quevillon pulp mill only, the assumptions used to determine the discounted future cash flows (fair value) of the business unit were the same as those used in the step I test, except that cash flows used were on an after-tax basis and were discounted at the risk-adjusted weighted average cost of capital.

Note 4.
United States dollar amounts

The consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2003 financial statements and the tables of certain related notes have been translated into U.S. dollars at the year-end rate of CAN$1.00 = US$0.7738. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

Domtar Inc. 2003 Annual Report   85

Note 5.
Business acquisitions

2003
In 2003, Norampac acquired businesses for a cash consideration of $21 million (US$14 million) and a transfer of assets of $12 million (US$8 million) (the Corporation’s proportionate share being $11 million (US$7 million) and $6 million (US$4 million), respectively).

2002
In 2002, Norampac acquired businesses for a cash consideration of $54 million and a transfer of assets of $14 million (the Corporation’s proportionate share being $27 million and $7 million, respectively).

2001
Four U.S. mills and related assets from Georgia-Pacific
On August 7, 2001, Domtar acquired from Georgia-Pacific Corporation four integrated pulp and paper mills and related assets located in Ashdown, Arkansas, Nekoosa and Port Edwards, Wisconsin and Woodland, Maine, for a consideration in cash of $2,531 million (US$1,650 million) and $38 million of transaction related costs. The acquisition has been accounted for using the purchase method whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair value as of the acquisition date. The results of operations of these acquired mills were included in the consolidated financial statements from the date of acquisition. Details of the acquisition at the effective date are as follows:

$
Net assets acquired at assigned values:
Current assets	388
Current liabilities	(144)

Operating working capital	244
Property, plant and equipment	2,442
Other assets	8
Other liabilities	(125)

2,569

Consideration:
Cash, including transaction related costs	2,569

86   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 5. Business acquisitions (continued)

The allocation of the purchase price was completed in 2002 and the assigned values were modified to reflect the final plan for the integration and restructuring of assets acquired.

     Assuming an effective date of January 1, 2001 for the acquisition of the four integrated pulp and paper mills and related assets, and considering the financing of the acquisition by the issuance of the term loan and the 7.875% notes mentioned in Note 15 and the common share issuance done in October 2001 mentioned in Note 18, the unaudited pro forma consolidated financial information would have been as follows for the year ended December 31:

2001

$
Unaudited
Net sales	5,451
Net earnings	151
Net earnings per common share
Basic	0.66
Diluted	0.66

Other acquisitions
In 2001, Norampac acquired businesses for a cash consideration of $93 million (the Corporation’s proportionate share being $46.5 million).

Note 6.
Closure costs

In 2003, Domtar’s management decided to permanently shut down one paper machine at its Vancouver, British Columbia paper mill. The decision to close the paper machine resulted in a charge of $29 million ($19 million net of income taxes or $0.08 per common share) in December 2003, including $23 million related to the write-down to the estimated net realizable value of property, plant and equipment, a provision of $5 million for severance and related costs (for 85 employees), which were contractual obligations as at the time of the decision, and $1 million related to the write-off of certain inventory items and spare parts to their net recoverable amounts. The closure will also require further costs in 2004 and 2005, which will be recognized as incurred, related to equipment removal estimated at $2 million net of salvage proceeds and other employee related costs estimated at $1 million for an additional $3 million ($2 million net of income taxes or $0.01 per common share). The total of the 2003 to 2005 costs is estimated to be $32 million ($21 million net of income taxes or $0.09 per common share). As at December 31, 2003, the balance of the provision was $5 million.

     In 2002, Domtar announced plans to permanently shut down, in September 2002, its St. Catharines, Ontario, paper mill and in January 2003 its wood products remanufacturing facility in Daveluyville, Quebec and its hardwood lumber operations in Sault Ste. Marie, Ontario. The shutdown of these mills resulted in a charge of $63 million ($42 million net of income taxes or $0.18 per common share), including $27 million related to the write-down to the estimated net realizable value of property, plant and equipment and $36 million primarily for severance costs, demolition costs, site remediation and other commitments and contingencies related to these closures. As at December 31, 2003, the provision was drawn down to $8 million (2002 – $26 million).

Domtar Inc. 2003 Annual Report   87

In 2002, Domtar shut down a paper machine at its Nekoosa paper mill, which was acquired in the third quarter of 2001, as a result of a study that was part of the original acquisition plan. In accordance with CICA recommendations, charges related to the closure of this paper machine amounting to $10 million (US$6 million) have been accounted for under the purchase price allocation of the assets acquired and liabilities assumed as of the acquisition date, and thus did not affect the results for the year ended December 31, 2002.

     The following table provides a reconciliation of all closure cost provisions for the year ended December 31, 2003:

			St.
	Vancouver	Wood	Catharines	Total

	$	$	$	$
Balance at beginning of year	–	5	21	26
Reduction in the provision for demolition costs	–	–	(5)	(5)
Labor payments	–	(5)	(4)	(9)
Other	–	–	(4)	(4)
Additions
Severance costs	5	–	–	5

Balance at end of year	5	–	8	13

Note 7.
Financing expenses

	2003	2003	2002	2001

	US$	$	$	$
	(Note 4)
Interest on long-term debt	122	158	185	146
Unrealized exchange losses (gains) on long-term debt	(5)	(6)	–	21
Realized exchange gains on long-term debt	(2)	(3)	–	–
Receivables securitization	9	12	14	4
Net interest recoveries related to interest rate swap contracts	(1)	(2)	(11)	(4)
Refinancing expenses(a)	13	17	–	–
Amortization of deferred net gain on early settlement of interest rate swaps	(3)	(4)	–	–
Amortization of debt issue costs and other	1	1	6	8

	134	173	194	175
Less: Income from short-term investments	1	1	–	3
Capitalized interest	2	3	2	5

	131	169	192	167

Cash payments (cash receipts)
Interest, net of interest income and amounts capitalized	124	160	185	128
Net cash receipts related to interest rate swap contracts	–	–	(58)	–

	124	160	127	128

(a)	The Refinancing expenses include $10 million representing Domtar’s proportionate share of Norampac’s debt refinancing expenses and $7 million representing the Corporation’s debt refinancing expenses. Refinancing of long-term debt is described in Note 15.

88   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 8.
Income taxes

The following table provides a reconciliation of income taxes computed at the Canadian statutory rate to income tax expense (recovery) presented on the Consolidated Earnings.

	2003	2003	2002	2001

	US$	$	$	$
	(Note 4)
Combined basic Canadian federal and provincial tax rate (statutory income tax rate)	35.2%	35.2%	37.1%	39.8%
Income tax expense (recovery) based on statutory income tax rate	(70)	(90)	73	60
Large corporation tax	5	6	7	7
Canadian manufacturing and processing activities	4	5	(2)	(4)
Foreign rate differential	(14)	(18)	(27)	(12)
Impact of increase (reduction) in income tax rate on future income taxes	24	31	–	(39)
Other	(1)	(1)	5	(1)

Income tax expense (recovery)	(52)	(67)	56	11

Income tax expense (recovery)
Current	11	14	25	40
Future	(63)	(81)	31	(29)

	(52)	(67)	56	11

Net cash receipts for income taxes in 2003 amounted to $1 million (2002 – payments amounted to $3 million; 2001 – payments amounted to $23 million).

     The following table provides the geographic distribution of the income tax expense (recovery).

	2003	2003	2002	2001

	US$	$	$	$
	(Note 4)
Earnings (loss) before income taxes
Canada	(279)	(360)	17	35
Foreign	80	103	180	116

	(199)	(257)	197	151

Current income taxes
Canada	9	12	20	20
Foreign	2	2	5	20

	11	14	25	40

Future income taxes
Canada	(74)	(96)	(9)	(41)
Foreign	11	15	40	12

	(63)	(81)	31	(29)

Domtar Inc. 2003 Annual Report   89

Components of future income tax assets and liabilities	2003	2003	2002

	US$	$	$
	(Note 4)
Future income tax assets
Accounting provisions not yet deductible for tax purposes	84	108	131
Loss and other deduction carryfowards	216	279	236
Deferred credits	34	44	22
Capital losses carryforwards	6	8	–
Pension and other employee future benefits plans	–	–	1

	340	439	390

Future income tax liabilities
Property, plant and equipment	(685)	(886)	(923)
Pension and other employee future benefits plans	(13)	(17)	–
Impact of foreign exchange on long-term debt	(26)	(33)	–
Other	(4)	(5)	(16)

	(728)	(941)	(939)

Total net future income tax liability	(388)	(502)	(549)

Net current future income tax asset	47	60	76
Net non-current future income tax liability	(435)	(562)	(625)

	(388)	(502)	(549)

Note 9.
Earnings (loss) per share

The basic net earnings (loss) per share is computed by dividing the net earnings (loss) applicable to common shares by the weighted average number of common shares outstanding during the year.

     The diluted net earnings (loss) per share is computed by dividing the net earnings (loss) applicable to common shares by the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options and share purchase loans. The diluted net earnings (loss) per share is calculated using the treasury method, as if all common share equivalents had been exercised at the beginning of the year, or the date of the issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of Domtar at the average trading price of the common shares during the period. Stock options to purchase common shares are not included in the computation of diluted net earnings (loss) per share in periods when net losses are recorded given that they are anti-dilutive.

90   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 9. Earnings (loss) per share (continued)

The following table provides the reconciliation between basic and diluted earnings (loss) per share.

	2003	2003	2002	2001

	US$	$	$	$
	(Note 4)
Net earnings (loss)	(147)	(190)	141	140
Dividend requirements of preferred shares	2	2	1	2

Net earnings (loss) applicable to common shares	(149)	(192)	140	138
Weighted average number of common shares outstanding (millions)	227.3	227.3	227.2	191.2
Effect of dilutive stock options (millions)	–	–	0.9	0.7

Weighted average number of diluted common shares outstanding (millions)	227.3	227.3	228.1	191.9

Basic earnings (loss) per share (in dollars)	(0.65)	(0.84)	0.62	0.72
Diluted earnings (loss) per share (in dollars)	(0.65)	(0.84)	0.61	0.72

Note 10.
Receivables

Receivables securitization
Domtar uses securitization of its receivables as a source of financing by reducing its working capital requirements. Domtar’s securitizations consist of the sale of receivables on a limited recourse basis, or the sale of senior beneficial interest in them, to special purpose trusts managed by financial institutions for multiple sellers of receivables. The agreements normally allow the daily sale of new receivables to replace those that have been collected. They also limit the cash that can be received from the sale of the senior beneficial interest. The subordinate interest retained by Domtar is included in “Receivables” and will be collected only after the senior beneficial interest has been settled. The book value of the retained subordinated interests approximates fair value.

     Domtar retains responsibility for servicing the receivables sold but does not record a servicing asset or liability as the fees received by Domtar for this service approximate the fair value of the services rendered.

     In 2003, a net charge of $12 million (2002 – $14 million; 2001 – $4 million) resulted from the programs described below and was included in “Financing expenses”.

Domtar Inc. 2003 Annual Report   91

U.S. accounts receivable program
In January 2002, Domtar entered into an agreement, which expires in January 2005, for the securitization of U.S. receivables for a maximum cash consideration of $194 million (US$150 million).

     At December 31, the following balances were outstanding under this program:

	2003		2002

	$	US$	$	US$

Receivables sold	261	202	376	238
Senior beneficial interest held by third parties	(174)	(135)	(198)	(125)

Subordinate interest retained by Domtar	87	67	178	113

The net cash inflow from the sale of senior beneficial interests in the U.S. receivables was $13 million (US$10 million) (2002 – $8 million (US$5 million); 2001 – $190 million (US$120 million)) and was included in the Consolidated Statement of Cash Flows as a source of cash from receivables.

Canadian accounts receivable program
In December 2000, Domtar entered into an agreement, which expires in December 2004, for the securitization of Canadian receivables for a maximum cash consideration of $75 million.

     At December 31, the following balances were outstanding under this program:

	2003	2002

	$	$
Receivables sold	72	88
Senior beneficial interest held by third parties	(53)	(66)

Subordinate interest retained by Domtar	19	22

The net cash outflow from the sale of senior beneficial interests in the Canadian receivables was $13 million (2002 – cash inflow of $18 million; 2001 – cash outflow of $12 million) and was included in the Consolidated Statement of Cash Flows as a source or use of cash from receivables.

Allowance for doubtful accounts
Receivables include an allowance for doubtful accounts of $18 million (2002 – $24 million).

92   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 11.
Inventories

	2003	2003	2002

	US$	$	$
	(Note 4)

Work in process and finished goods	281	363	406
Raw materials	107	138	150
Operating and maintenance supplies	130	169	180

	518	670	736

Note 12.
Property, plant and equipment

	2003	2003			2002

	Net			Net			Net
	Carrying		Accumulated	Carrying		Accumulated	Carrying
	Amount	Cost	Amortization	Amount	Cost	Amortization	Amount

	US$	$	$	$	$	$	$
	(Note 4)

Machinery and equipment	2,841	5,607	1,935	3,672	6,517	1,931	4,586
Buildings	415	920	384	536	886	374	512
Timber limits and land	141	210	28	182	215	27	188
Assets under construction	116	150	–	150	101	–	101

	3,513	6,887	2,347	4,540	7,719	2,332	5,387

As at December 31, 2003, a net carrying amount of $11 million (2002 – $11 million) included in Buildings is held under capital leases ($12 million for cost (2002 – $12 million) and $1 million for accumulated amortization (2002 – $1 million)).

Domtar Inc. 2003 Annual Report   93

Note 13.
Other assets

	2003	2003	2002

	US$	$	$
	(Note 4)

Accrued benefit asset – defined benefit pension plans (Note 22)	118	153	114
Unamortized debt issue costs	20	26	34
Investments and advances	11	14	26
Discount on long-term debt	10	13	11
Other	5	6	20

	164	212	205

Note 14.
Trade and other payables

	2003	2003	2002

	US$	$	$
	(Note 4)

Trade accounts payable	318	411	436
Payroll-related accruals	85	110	145
Accrued interest	26	34	45
Payables on capital projects	14	18	22
Accrued benefit liability – defined benefit pension plans (Note 22)	1	1	6
Accrued benefit liability – other employee future benefit plans (Note 23)	1	1	4
Provision for environment	15	20	19
Closure costs excluding costs for defined benefit pension plans and site remediation	6	8	19
Other	39	50	53

	505	653	749

94   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 15.
Long-term debt

	Maturity	2003	2003	2002

		US$	$	$
		(Note 4)

The Corporation
Unsecured debentures and notes
8.75% Notes (2003 and 2002 – US$150)	2006	150	194	237
10% Debentures	2011	64	82	82
7.875% Notes (2003 and 2002 – US$600)	2011	600	775	948
5.375% Notes (2003 – US$350; 2002 – nil)	2013	350	452	–
9.5% Debentures (2003 and 2002 – US$125)	2016	125	162	197
10.85% Debentures	2017	58	75	75
Unsecured term loan (2003 – US$76; 2002 – US$480)	2006	76	99	758
Unsecured revolving credit facility	2006	23	30	–
Capital lease obligations	2028	9	11	11
Other		2	3	7

		1,457	1,883	2,315

Norampac
Unsecured notes
9.5% Notes (2003 – nil; 2002 – US$75)	2008	–	–	119
9.375% Notes	2008	–	–	50
6.75% Notes (2003 – US$125; 2002 – nil)	2013	125	161	–
Reducing revolving credit facility secured (2003 – nil; 2002 – € 4)	2003	–	–	6
Revolving credit facility secured (2003 and 2002 – CAN$10 and € 1)	2008	8	11	13
Other		3	4	11

		136	176	199

		1,593	2,059	2,514
Less: Due within one year		4	5	70

		1,589	2,054	2,444

As at December 31, 2003, principal long-term debt repayments, including capital lease obligations, in each of the next five years amounted to:

2004	2005	2006	2007	2008

$	$	$	$	$
5	8	310	1	12

The Corporation
Unsecured debentures and notes
The 10% and 10.85% debentures each have purchase fund requirements, whereby the Corporation has undertaken to make all reasonable efforts to purchase quarterly, for cancellation, a portion of the aggregate principal amount of the debentures at prices not exceeding par.

Domtar Inc. 2003 Annual Report   95

On November 18, 2003, the Corporation issued $456 million (US$350 million) 5.375% notes due in 2013 at an issue price of $452 million (US$347 million). The Corporation used the proceeds from this issuance to reduce the unsecured term loan. Subsequently in November 2003, the Corporation concluded interest rate swaps, described in Note 19, as hedges of the fair value of the 5.375% notes payable.

     In November 2002, the Corporation terminated prior to maturity its interest rate swaps entered into in 2001. As described in Note 19, these swaps had been designated as a hedge of a portion of the interest on the 7.875% notes payable.

     On September 1, 2001, the Corporation redeemed $49 million 10.35% debentures at a redemption price of 101.2% of the principal amount.

     On October 16, 2001, the Corporation issued $937 million (US$600 million) 7.875% notes due in 2011 at an issue price of $925 million (US$592 million).

Bank facility
 The Corporation has a bank facility comprised of a US$76 million unsecured term loan and a US$500 million unsecured revolving credit facility that expires in 2006.

     The unsecured term loan bears interest based on the U.S. dollar LIBOR rate or U.S. prime rate, plus a margin that varies with Domtar’s credit rating. Repayment of 17% (2002 – 23%) of the balance currently outstanding through April 30, 2006 is required prior to its maturity in August 2006. In 2003, the Corporation repaid $534 million (US$404 million) (2002 – $392 million (US$250 million)) of this term loan.

     Borrowings under the revolving credit facility bear interest at a rate based on Canadian dollar bankers’ acceptance or U.S. dollar LIBOR rate or prime rate, plus a margin that varies with Domtar’s credit rating. The revolving credit facility also requires commitment fees in accordance with standard banking practices.

     As at December 31, 2003, $37 million (2002 – $8 million) of borrowings under the unsecured revolving credit facility were outstanding, of which $7 million (2002 – $8 million) were in the form of overdraft and included in “Bank indebtedness”, and $30 million (2002 – nil) were included in “Long-term debt”. In addition, as at December 31, 2003, the Corporation had outstanding letters of credit pursuant to this bank credit for an amount of $10 million (2002 – $9 million). No provision was recorded related to outstanding letters of credits.

     In 2003, the interest rates on outstanding borrowings under the bank facilities ranged from 2.31% to 4.80% (2002 – from 2.63% to 5.50%).

     The Corporation’s borrowing agreements contain restrictive covenants. In particular, the Corporation’s bank facility contains covenants that require compliance with certain financial ratios on a quarterly basis. Also, the indentures related to the 10% and 10.85% debentures limit the amount of dividends that the Corporation may pay, the amount of shares that it may repurchase for cancellation and the amount of new debt it may incur.

     On August 7, 2001, the Corporation borrowed $1,380 million under two 12-month bridge loans ($460 million under an equity bridge loan and US$600 million under a bond bridge loan) and $1,534 million (US$1,000 million) under a five-year term loan facility denominated in U.S. dollars. In addition, this bank facility included a US$500 million unsecured revolving credit facility expiring in 2006. These transactions were entered into in conjunction with the initial financing of the acquisition of the four integrated pulp and paper mills described in Note 5.

     In October 2001, the Corporation used the proceeds from the issuance of common shares described in Note 18 and from the issuance of the 7.875% notes described above to repay the balances of the bridge loans and to reduce the term loan.

     Certain debt agreements require the Corporation to indemnify the parties in the event of changes in elements such as withholding tax regulations. As the nature and scope of such indemnifications is contingent on future events, none of which can be foreseen as at December 31, 2003, and the structure of such transactions makes these events unlikely, no provisions have been recorded in the financial statements.

96   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 15.	Long-term debt (continued)

Norampac
On May 28, 2003, Norampac completed a series of financial transactions to substantially refinance all of its existing credit facilities, except those of its joint venture. The following amounts represent the Corporation’s proportionate share.

     Norampac entered into a new five-year secured revolving credit facility of $175 million. The new facility replaced a secured reducing revolving credit facility of $39 million and a $75 million secured revolving credit facility. The new revolving credit facility is secured by all the inventories and receivables of Norampac Inc. and its North American subsidiaries and by property, plant and equipment at two of its containerboard mills and three of its converting facilities. As at December 31, 2003, the Corporation’s proportionate share of assets secured under the new revolving credit facility relating to receivables, inventories and property, plant and equipment amounted to $89 million, $65 million and $218 million, respectively. Borrowings under this credit facility bear interest at floating rates plus a borrowing margin based on Norampac’s credit rating.

     In addition, Norampac issued new unsecured Senior notes for an aggregate amount of $173 million (US$125 million). The notes bear a 6.75% coupon and will mature in 2013. The aggregate proceeds of these two transactions were used to repay the existing credit facilities for an amount of approximately $34 million at the time of the refinancing and to redeem both the $104 million (US$75 million) 9.5% notes and the $50 million 9.375% notes due in 2008.

     As at December 31, 2003, $11 million (2002 – $19 million, under the old facilities) of borrowings under the new secured revolving credit facility were outstanding. In addition, as at December 31, 2003, Norampac had outstanding letters of credit pursuant to this bank credit for an amount of $4 million (2002 – $4 million). No provision was recorded related to outstanding letters of credits.

     As at December 31, 2003, the interest rates on outstanding borrowings under the reducing revolving credit facility and the revolving credit facility were nil (2002 – 3.75%) and between 3.06% and 4.05% (2002 – 3.46% and 4.25%), respectively.

Note 16.
Other liabilities and deferred credits

	2003	2003	2002

	US$	$	$
	(Note 4)
Other liabilities
Accrued benefit liability – other employee future benefit plans (Note 23)	69	89	85
Accrued benefit liability – defined benefit pension plans (Note 22)	29	37	36
Provision for contracts assumed	8	10	31
Provision for environment	36	47	56
Other	31	40	49
Deferred credits
Deferred gain on contribution of net assets to Norampac	34	44	48
Deferred net gain on early settlement of interest rate swap contracts	28	36	40
Unrealized foreign exchange on translation of long-term debt	34	44	2
Investment tax credits and other	12	16	23

	281	363	370

Domtar Inc. 2003 Annual Report   97

Note 17.
Commitments and contingencies

Environment
Domtar is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities.

     In 2003, Domtar’s operating expenditures for environmental matters, as described in Note 1, amounted to $70 million (2002 – $82 million; 2001 – $67 million).

     Domtar made capital expenditures for environmental matters of $7 million in 2003 (2002 – $20 million; 2001 – $21 million) for the improvement of air emissions, effluent treatment and remedial actions to address environmental compliance. At this time, Domtar cannot reasonably estimate the additional capital expenditures that may be required. However, management expects any additional required expenditure would not have a material adverse effect on Domtar’s financial position, earnings or cash flows.

     Domtar continues to take remedial action under its Care and Control Program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, technological developments and the allocation of liability among potentially responsible parties.

     While Domtar believes that it has determined the costs for environmental matters likely to be incurred based on known information, Domtar’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations. These efforts may result in the determination of additional environmental costs and liabilities which cannot be reasonably estimated at this time.

     As at December 31, 2003, Domtar had a provision of $67 million (2002 – $75 million) for environmental matters. Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, management believes that such additional remediation costs would not have a material adverse effect on Domtar’s financial position, earnings or cash flows.

     In addition, the pulp and paper industry in the United States is subject to Cluster Rules that further regulate effluent and air emissions. Domtar complies with all present regulations and anticipates spending approximately $44 million over the next three years to meet further Cluster Rules requirements.

     As at December 31, 2003, anticipated payments in each of the next five years were as follows:

	2004	2005	2006	2007	2008	Thereafter	Total

	$	$	$	$	$	$	$
Environmental provision	20	13	3	3	4	24	67
Cluster Rules obligation	13	29	2	–	–	–	44

Contingencies
In the normal course of operations, Domtar becomes involved in various legal actions mostly related to contract disputes, patent infringement, environmental and product warranty claims, and labor issues. While the final outcome with respect to actions outstanding or pending as at December 31, 2003 cannot be predicted with certainty, it is management’s opinion that their resolution will not have a material adverse effect on Domtar’s financial position, earnings or cash flows.

     In April 2003, the Canadian Competition Bureau began an investigation of Canada’s major distributors of carbonless paper and other fine paper products, including Domtar. Although the investigation is continuing, no new information has been presented that would allow Domtar to predict the outcome of this investigation or any impact it may have on Domtar.

98   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 17.	Commitments and contingencies (continued)

E.B. Eddy acquisition
On July 31, 1998, Domtar acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of the Corporation in specified circumstances, the Corporation may have had to pay up to a maximum of $120 million, an amount which is gradually declining over a 25-year period. As at December 31, 2003, the maximum amount of the purchase price adjustment was $110 million. No provision was recorded for this potential purchase price adjustment.

Lease and other commercial commitments
The Corporation has entered into operating leases for property, plant and equipment. The Corporation also has commitments to purchase property, plant and equipment, roundwood, wood chips, gas, electricity and certain chemicals. Minimum future payments under these operating leases and other commercial commitments, determined as at December 31, 2003, were as follows:

	2004	2005	2006	2007	2008	Thereafter	Total

	$	$	$	$	$	$	$
Operating leases	32	24	18	12	8	20	114
Other commercial commitments	61	38	36	24	10	28	197

     Total operating lease expense amounted to $38 million in 2003 (2002 – $45 million; 2001 – $32 million).

     Norampac has entered into operating leases for property, plant and equipment. Norampac also has commitments to purchase property, plant and equipment, gas, electricity and steam. The Corporation’s proportionate share of Norampac’s minimum future payments under these operating leases and other commercial commitments, determined as at December 31, 2003, were as follows:

	2004	2005	2006	2007	2008	Thereafter	Total

	$	$	$	$	$	$	$
Operating leases	6	5	4	3	3	7	28
Other commercial commitments	26	14	11	7	1	16	75

     The Corporation’s proportionate share of Norampac’s total operating leases expense amounted to $8 million in 2003 (2002 – $8 million; 2001 – $6 million).

Guarantees
Indemnifications
In the normal course of business, the Corporation offers indemnifications relating to sale of its businesses and real estate. In general, these indemnifications may relate to claims from past business operations, the failure to abide by covenants and the breach of representations and warranties included in the sales agreements. Typically, such representations and warranties relate to litigations as well as taxation, environmental, product and employee matters. As the nature and scope of such indemnifications is contingent on future events, none of which could be foreseen at December 31, 2003, no provisions have been recorded in the financial statements. These indemnifications have not yielded significant expenses in the past.

Domtar Inc. 2003 Annual Report   99

Leases
The Corporation has guaranteed to various lessors $8 million of residual value of its assets under operating leases. If the fair value of the assets at the end of the lease terms are lower than the residual values guaranteed, the Corporation would be held liable for the shortfall. The Corporation’s management does not believe these are likely to be called upon and, as such, no provisions have been recorded in the financial statements with respect to these guarantees.

Note 18.
Stated capital

Preferred shares The outstanding preferred shares at December 31 were as follows:

	2003	2003		2002

	US$	Number		Number
	(Note 4)	of shares	$	of shares	$

Preferred shares
Series A	1	69,576	2	69,576	2
Series B	31	1,590,000	40	1,710,000	42

	32		42		44

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

     The Corporation has undertaken to make all reasonable efforts to purchase quarterly, for cancellation, 1% of the number of Series A and Series B Preferred shares outstanding on April 2, 1992 at prices not exceeding $25.00 per share. In connection therewith, preferred shares purchased for cancellation were as follows:

	2003		2002		2001

	Number	Average price	Number	Average price	Number	Average price
	of shares	per share	of shares	per share	of shares	per share

		$		$		$

Series B	120,000	23.48	120,000	23.66	120,000	23.06

100   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 18. Stated capital (continued)

Common shares
The Corporation is authorized to issue an unlimited number of common shares. The changes in the number of outstanding common shares and their aggregate stated value from January 1, 2001 to December 31, 2003 were as follows:

	2003	2003		2002		2001

	US$	Number		Number		Number
	(Note 4)	of shares	$	of shares	$	of shares	$

Balance at beginning of year	1,356	227,680,352	1,752	226,202,379	1,731	180,394,416	1,224
Shares issued
Shares issued for cash, net of expenses	–	–	–	–	–	45,209,790	499
Stock option and share purchase plans	12	1,180,454	16	1,477,973	21	881,573	10
Shares purchased for cancellation	–	–	–	–	–	(283,400)	(2)

Balance before share purchase financing agreements	1,368	228,860,806	1,768	227,680,352	1,752	226,202,379	1,731
Share purchase financing agreements	(9)	(922,994)	(12)	–	–	–	–

Balance at end of year	1,359	227,937,812	1,756	227,680,352	1,752	226,202,379	1,731

Book value per common share at end of year	7.23		9.34		11.02		10.51

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

     In 2003 and 2002, the Corporation did not purchase for cancellation any of its common shares. In 2001, 283,400 shares were purchased for cancellation under a Normal Course Issuer Bid at an average price per share of $12.22. The excess of the purchase price over the average stated capital of the shares has been charged to retained earnings.

     Book value per common share is the sum of the stated value of common shares, contributed surplus, retained earnings and accumulated foreign currency translation adjustments divided by the number of common shares outstanding at year-end.

     As at December 31, 2003, the Corporation had a receivable from its employees of $12 million (2002 – $11 million) related to share purchase loans granted to them under this plan. These shares are held in trust as security for the loans that are interest bearing at the dividend rate and with defined repayment terms not exceeding 10 years. At the end of the year, there were 922,994 shares (2002 – 1,000,333 shares) held in trust in respect to employee loans for which the market value was $16.25 (2002 - $15.70) per share. These loans were included in “Other Assets” until December 31, 2002, and were included as a reduction of “Common Shares” thereafter.

Domtar Inc. 2003 Annual Report   101

Warrants
On December 23, 2002, in order to facilitate the orderly distribution of the common shares held by one of its major shareholders, the Société générale de financement du Quebec (SGF), through one of its indirect wholly owned subsidiaries Dofor Inc. (Dofor), the Corporation issued 18,170,249 units comprised of one warrant and one common share held by Dofor. Each whole warrant entitled the holder to purchase one common share at a price of $17.55 at any time on or prior to December 23, 2003, after which date the warrant became null and void as none were exercised on or prior to December 23, 2003.

     The warrants have not been included in the computation of diluted earnings per share.

Executive stock option and share purchase plan
Under the Executive Stock Option and Share Purchase Plan (the “Plan”), options and rights may be granted to selected eligible employees. Options are granted at a price equal to the market value on the day immediately preceding the date the options were granted and generally expire 10 years after the date of the grant. Normally, one quarter of the options may be exercised at each anniversary date of the grant. Rights permit eligible employees to purchase shares at 90% of the quoted market value on the day immediately preceding the date the rights were granted, and provide for a one-for-four bonus share to be issued on the third anniversary date of the grant of the rights.

     During the first quarter of 2003, a new performance option program was approved, and 1,243,850 stock options were granted to members of the senior management team. Pursuant to this grant, the newly granted stock options will vest in four increments of 25% on each anniversary date of the grant, provided the performance of Domtar’s common share price is equal to or exceeds the average performance of an index composed of the S&P 500 Materials (U.S.) index (50%) and the S&P/TSX Materials (Canada) index (50%). On each anniversary date of the grant, the average closing price of Domtar’s common shares, during the 20 consecutive trading days on the Toronto Stock Exchange immediately preceding each anniversary date of the grant, will be used to measure the performance of Domtar’s common share price and will be compared to the average performance of the index during the same reference period. The relevant annual portion will only vest on a given anniversary date if the performance of Domtar’s common share price equals or exceeds the average index during the relevant reference period. Should this not be the case, the annual portion will not vest but may vest on any following anniversary date if the foregoing test, applied on a cumulative basis, is satisfied on a subsequent anniversary date over the vesting period of four years. Any annual portion, which has not vested on or before the end of the vesting period of the option will automatically lapse on the expiry date. The new performance options have a term of 10 years and will expire in February 2013.

     During the second quarter of 2001, all of the 900,000 performance options granted in March 1997 became void as a result of not meeting the specified conditions to exercise the options based on the market value of the Corporation’s common shares. A performance option program was then approved, and 1,050,000 stock options were granted to members of the senior management team. Pursuant to this grant, and except in certain specified circumstances, there is no pro rata or early vesting prior to January 1, 2004, at which time the options become fully vested if the holder of the options is an employee of Domtar at that time. After vesting, the options may not be exercised unless both of the following two conditions have been met: 1) at any time between January 1, 2001 and December 31, 2003, the weighted average trading price of the Corporation’s common shares during 20 consecutive trading days on the Toronto Stock Exchange has reached or exceeded: $16.70, $18.51 or $20.32, whereupon 25%, 50% or 100%, respectively, of the options granted become exercisable; and 2) the appreciation in the market value of the Corporation’s common shares between January 1, 2001 and the exercise date is equal to or exceeds the increase in the Standard & Poor’s U.S. Paper & Forest Products index during the same period. As at December 31, 2003, only 25% of the options are exercisable and the remaining will be cancelled given the non-respect of both conditions mentioned above.

     The fair value of options granted during the years ended December 31, 2003, 2002 and 2001 was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

102   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 18. Stated capital (continued)

	2003	2002	2001

Risk-free interest rate	5.2%	5.2%	5.7%
Annual dividends per shares (in dollars)	$0.14	$0.14	$0.14
Expected lives (years)	6	6	6
Volatility	34.0%	34.4%	34.5%
Estimated realization percentage-performance options	69.8%	N/A	N/A
Weighted average fair value of options granted during the year (in dollars per option)	$4.36	$6.54	$3.29

Changes in the number of options outstanding were as follows:

	2003		2002		2001

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of options	price	of options	price	of options	price

		$		$		$
Outstanding at beginning of year	4,920,882	13.56	4,573,233	12.29	3,602,023	11.76
Granted	1,243,850	15.95	1,212,000	16.52	2,266,950	12.86
Exercised	356,105	10.61	614,827	9.99	227,769	9.67
Cancelled	120,363	15.45	249,524	13.51	1,067,971	12.29

Outstanding at end of year	5,688,264	14.22	4,920,882	13.56	4,573,233	12.29

Options exercisable at end of year	1,988,289	12.98	1,533,085	11.84	1,508,596	10.74

The following table summarizes information about options outstanding and exercisable at December 31, 2003:

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
Range of exercise prices	of options	contractual life	exercise price	of options	exercise price

			$		$
$6.44 – $9.20	110,356	3.1	9.08	110,356	9.08
$9.48 – $11.00	688,080	3.9	10.29	684,330	10.29
$11.25 – $12.75	817,226	7.0	12.12	392,601	12.14
$13.00 – $16.52	4,072,602	7.2	15.45	801,002	16.22

	5,688,264	6.7	14.22	1,988,289	12.98

During the year, 320,350 shares (2002 – 358,472; 2001 – 294,120) were issued pursuant to the exercise of rights and 41,169 bonus shares (2002 – 40,878; 2001 – 22,682) were issued. The total expense recognized in Domtar’s results of operations related to these rights and bonus shares amounted to $2 million in 2003 (2002 – $1 million). As at December 31, 2003, 211,786 bonus shares could be issued over the next three years.

     As at December 31, 2003, 16,000,000 common shares (2002 – 11,300,000; 2001 – 10,000,000) were authorized for issuance under the Plan. Since its inception, 5,018,695 shares have been issued under this plan.

     During the year, under the Executive stock option and share purchase plan and the Employee share purchase plans, as described below, $3 million (2002 – $3 million) was included in “Contributed surplus” in conjunction with the recognition of stock-based compensation expense.

Domtar Inc. 2003 Annual Report   103

Deferred Share Units Plan
Outside directors
Under the Deferred Share Units Plan for outside directors, deferred share units (DSU) equivalent in value to a common share may be granted to eligible directors. In addition, directors may elect to receive their annual retainer and attendance fees in DSU. A participant shall receive, not later than the 31st of January following the end of the year during which the participant ceases to be a member of the Board of Directors, a lump sum payment in cash equal to the number of DSU recorded in the participant’s account on the termination date multiplied by the termination value of the common shares or, if the participant so elects, a number of common shares to be purchased on the open market equal to the number of DSU then recorded in the participant’s account less, in either case, any applicable withholding tax. A participant account shall be credited with dividend equivalents in the form of additional DSU when normal cash dividends are paid on common shares. Upon payment in full of the DSU, they shall be cancelled. The total expense recognized in Domtar’s results of operations amounted to $0.6 million in 2003 (2002 – $0.2 million; 2001 – $2 million). Since the inception of the plan, 169,878 DSU have been authorized and issued.

Executives
Under the Deferred Share Units Plan for executives, DSU may be granted to eligible executives. A participant shall receive, no later than the 31st of January following the end of the year during which occurred the participant’s date of retirement, death, determination of long-term disability or termination of employment at the end of a continuous period that started on or after January 1, 1999 and represents at least seven years of tenure as a member of the Management Committee, a lump sum payment in cash equal to the number of DSU recorded in the participant’s account on one of these dates multiplied by the redemption value of the common shares or, if the participant so elects, a number of common shares to be purchased on the open market equal to the number of DSU then recorded in the participant’s account less, in either case, any applicable withholding tax. A participant account shall be credited with dividend equivalents in the form of additional DSU when normal cash dividends are paid on common shares. Upon payment in full of the DSU, they shall be cancelled. The total expense recognized in Domtar’s results of operation amounted to $0.4 million in 2003 (2002 – $1 million; 2001 – nil), representing 86,846 units authorized and issued since the inception of the plan.

Employee Share Purchase Plans
Under the Employee Share Purchase Plans, all employees are eligible to purchase common shares at a price of 90% of the quoted market value. Common shares are purchased under the plans on monthly investment dates. Shares purchased under the Canadian plan are subject to a mandatory twelve-month holding period. Employees who hold the shares for 18 months following the date of acquisition (U.S. plan) or who hold the shares purchased in any calendar year until June 30 of the following year (Canadian plan) are entitled to receive additional common shares equivalent to 10% of the cost of such shares. As at December 31, 2003, 5,050,000 common shares (2002 – 5,050,000; 2001 – 3,350,000) were authorized for issuance under the plans. During the year, 470,653 common shares (2002 – 463,796; 2001 – 337,002) were issued under the plans at an average price of $15.32 (2002 – $16.49; 2001 – $12.66) per share. Since their inception, 4,062,515 shares have been issued under these plans.

104   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 19.
Financial instruments

Fair value of financial instruments	2003		2003		2002

	Fair	Carrying	Fair	Carrying	Fair	Carrying
	value	amount	value	amount	value	amount

	US$	US$	$	$	$	$
	(Note 4)	(Note 4)

Long-term debt	1,798	1,593	2,324	2,059	2,815	2,514

The fair value of the long-term debt, including the portion due within one year, is principally based on quoted market prices.

     Due to their short-term maturity, the carrying amounts of cash and cash equivalents, receivables, bank indebtedness, trade and other payables and income and other taxes approximate their fair values.

Interest rate risk
Domtar’s exposure to interest rate risk is as follows:

Cash and cash equivalents	Floating rate and non-interest bearing
Receivables	Non-interest bearing
Bank indebtedness	Floating rate and non-interest bearing
Trade and other payables	Non-interest bearing
Income and other taxes	Non-interest bearing
Bank credit facility	Floating rate

The following represents Domtar’s carrying amount of long-term debt by date of repayment, based on maturity date or management’s expectation to repurchase long-term debt when debentures have purchase fund requirements. Management’s expectation reflects prevailing market conditions.

Long-term debt
Maturing in 1 year or less:	1	Fixed interest rate
Maturing in 1 year or less:	4	Variable interest rate
Maturing in 2 to 5 years:	199	Fixed interest rate
Maturing in 2 to 5 years:	132	Variable interest rate
Maturing in 6 to 10 years:	1,477	Fixed interest rate
Maturing in 11 or more years:	246	Fixed interest rate

During 2003, the Corporation entered into interest rate swap contracts for a nominal value of $452 million (US$350 million) ending in December 2013. These swaps were designated as hedges of the fair value of the 5.375% notes. These interest rate swap contracts are comprised of two components. Under the terms of the first component of these swaps, the Corporation would receive, on a semi-annual basis, a fixed interest rate of 4.65% and pay, on a semi-annual basis, a floating variable interest rate based on the U.S. dollar LIBOR three-month rate until December 2013. In parallel with these agreements, the Corporation fixed the floating rate at 1.58% for the first year. The later does not qualify for hedge accounts and therefore this component is marked to market. As at December 31, 2003, these interest rate swap contracts had a fair value under $1 million.

Domtar Inc. 2003 Annual Report   105

In 2001, the Corporation had entered into interest rate swap contracts for a nominal value of $956 million (US$600 million) ending in October 2006. These swaps were designated as hedges of a portion of the interest on the 7.875% notes payable until the swaps’ maturity. These interest rate swap contracts were comprised of two components. Under the terms of the first component of these swaps, the Corporation would received, on a semi-annual basis, an average fixed interest rate of 4.45% on $956 million (US$600 million) until October 2006 and under the terms of the second component, the Corporation paid 2.48% on $478 million (US$300 million) until October 2002 and 3.16% on $478 million (US$300 million) until October 2003. The interest paid on the two parts after these initial dates until October 2006 was calculated based on the LIBOR three-month rate. As at December 31, 2001, these interest rate swap contracts had a negative fair value of $19 million (US$12 million), the second component having a negligible fair value. In November 2002, the Corporation terminated, prior to maturity, these interest rate swap contracts for net cash proceeds of $40 million (US$26 million) recorded under “Other liabilities and deferred credits”. The first component generated a gain of $51 million (US$33 million) and the second component generated a loss of $11 million (US$7 million). The amounts were deferred and are recognized against financing expenses over the period of the interest rate payments ending in October 2006 and October 2003, respectively, initially hedged by these interest rate swap contracts. The net recognized amounts will be $13 million, $13 million and $10 million in 2004, 2005 and 2006, respectively. In 2003, a net amount of $4 million was recognized against financing expenses.

     Norampac has interest rate swap contracts having nominal values of $2 million (US$2 million) (2002 – $3 million (US$2 million)) and $2 million (US$1 million) (2002 – $2 million (US$1 million)), respectively, according to the Corporation’s proportionate share. Under the terms of these swaps, maturing in December 2008 and October 2012, respectively, Norampac will, on a monthly basis, receive interest calculated on the LIBOR one-month rate plus 1.5% and pay an average fixed rate of 7.25% and 9.47%, respectively. Norampac is holding these derivative financial instruments for speculative purposes and accordingly the derivatives are recorded at their fair value. As at December 31, 2003 and 2002, these swaps had a negative fair value of $1 million (US$1 million).

Credit risk
Domtar is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, Domtar reviews new customers’ credit histories before granting credit and conducts regular reviews of existing customers’ credit performance. As at December 31, 2003, one of Domtar’s paper segment customers located in the United States represented 6% ($24 million) (2002 – 11% ($60 million)) of the receivables prior to the effect of the receivables securitization.

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

106   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 19. Financial instruments (continued)

	2003	2002	2003	2002

	Average exchange rate		Contractual amounts
	CAN$/US$		(In millions of U.S. dollars)

Forward foreign exchange contracts
0 to 12 months	1.44	1.50	12	132
Currency options purchased
0 to 12 months	1.34	1.43	250	144
Currency options sold
0 to 12 months	–	1.51	–	144

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

     In addition to the above arrangements and as a result of the early settlement of certain currency options, the Corporation was left with freestanding written call options requiring the Corporation to sell US$33 million at 1.60 if rates exceed 1.60 in 2004. These freestanding written call options do not qualify for hedge accounting and accordingly any fluctuations of their fair value are recorded to earnings. The impact has been reflected as a gain of $6 million for the year ended December 31, 2003 (2002 – loss of $2 million), which was included in “Selling, general and administrative”. As at December 31, 2003, the fair value of the freestanding written call options was nil (2002 – negative fair value of $6 million).

     The fair value of derivative financial instruments generally reflects the estimated amounts that Domtar would receive or pay to settle the contracts at December 31, 2003 and 2002. As at these dates, the spot exchange rates were $1.29 and $1.58, respectively, and the fair value of the above derivative financial instruments used as hedging items was as follows:

	2003	2003	2002

	US$	$	$
	(Note 4)

Unrealized gain (loss) on forward foreign exchange contracts	2	2	(11)
Unrealized gain (loss) on currency options	9	12	(12)

Price risk
During 2003, the Corporation entered into a cash settled commodity swap agreement to manage price risk associated with sales of NBSK pulp covering a period starting May 2003 and ending April 2006. The agreement fixes the sale price of NBSK pulp for 1,500 tonnes per month for 36 months. This agreement is in addition to the 2002 contract having the same terms and conditions and expiring in October 2005. The fair value of these instruments as at December 31, 2003 represented an unrealized loss of $3 million (2002 – unrealized gain of $1 million).

     In 2003, the Corporation also entered into a cash settled commodity swap agreement to manage price risk associated with purchases of bunker oil covering a period starting January 2004 and ending December 2005. The agreement fixes the purchase price of bunker oil for 30,000 barrels per month for the first 12 months and for 15,000 barrels per month for the last 12 months. The fair value of these instruments as at December 31, 2003 represented an unrealized gain of $2 million.

Domtar Inc. 2003 Annual Report   107

Norampac entered into cash settled commodity swap agreements to manage price risk associated with sales of unbleached kraft linerboard and semi-chemical medium paper and purchases of old corrugated containers and electricity. As at December 31, 2003, Norampac had entered into contracts expiring in 2004 through 2007. According to the Corporation’s proportionate share, these derivative agreements fix the sale price for 82,500 tonnes (2002 – 98,600 tonnes) of unbleached kraft linerboard and 8,500 tonnes of semi-chemical medium paper (2002 – 14,500 tonnes), and fix the purchase price for 387,000 tonnes (2002 – 439,850 tonnes) of old corrugated containers and 112,427 megawatts of electricity (2002 – 161,630 megawatts). The fair value of these instruments as at December 31, 2003 represented a net unrealized gain of $4 million (2002 – net unrealized loss of $1 million).

Note 20.
Accumulated foreign currency translation adjustments

	2003	2003	2002	2001

	US$	$	$	$
	(Note 4)
Balance at beginning of year	2	2	2	(1)
Effect of changes in exchange rates during the year:
On net investment in self-sustaining foreign subsidiaries	(303)	(391)	(18)	85
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries	218	282	18	(82)
Future income taxes thereon	(29)	(38)	–	–

Balance at end of year	(112)	(145)	2	2

Note 21.
Interests in joint ventures

The following amounts represent the Corporation’s proportionate interests in its joint ventures (Norampac and Anthony-Domtar Inc.):

	2003	2003	2002

	US$	$	$
	(Note 4)
Assets
Current assets	127	164	172
Long-term assets	374	483	497
Liabilities
Current liabilities	58	75	107
Long-term liabilities	210	272	268

108   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 21. Interests in joint ventures (continued)

	2003	2003	2002	2001

	US$	$	$	$
	(Note 4)
Earnings
Net sales	446	576	603	542
Operating profit	34	44	72	82
Financing expenses	13	17	18	23
Net earnings	13	17	37	41

Cash flows
Cash flows provided from operating activities	35	45	70	91
Cash flows used for investing activities	(33)	(42)	(55)	(93)
Cash flows provided from financing activities	3	4	4	9

Note 22.
Pension plans

Defined contribution plans
Domtar contributes to several defined contribution, multi-employer and 401(k) plans. The pension expense under these plans is equal to Domtar’s contribution. The 2003 pension expense was $19 million (2002 – $20 million; 2001 – $11 million).

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

Components of net periodic
benefit cost for defined benefit plans	2003	2003	2002	2001

	US$	$	$	$
	(Note 4)
Service cost for the year	24	31	31	24
Interest expense	56	72	69	67
Expected return on plan assets	(61)	(78)	(81)	(77)
Curtailment and settlement loss	–	–	2	–
Amortization of past service costs	1	1	1	1
Recognized actuarial gains	3	4	–	–
Other	1	1	–	–

Net periodic benefit cost for defined benefit plans	24	31	22	15

Domtar Inc. 2003 Annual Report   109

In 2002, as a result of the closure of its St. Catharines, Ontario paper mill, Domtar recognized a curtailment loss of $1 million and a settlement loss of $1 million.

     Domtar’s funding policy is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Past service obligations primarily arise from improvements to plan benefits. The latest actuarial valuations were conducted as at December 31, 2002 for plans representing approximately 25% and as at December 31, 2001 for plans representing approximately 63% of the total plans asset fair value. These valuations indicated a funding deficiency. Domtar expects to contribute for a total amount of $78 million in 2004 compared to $73 million in 2003.

Change in accrued benefit obligation
The following table represents the change in the accrued benefit obligation as determined by independent actuaries.

	2003	2003	2002

	US$	$	$
	(Note 4)
Accrued benefit obligation at beginning of year	864	1,117	1,049
Service cost for the year	24	31	31
Interest expense	56	72	69
Plan participants’ contributions	9	12	12
Amendments (a)	9	11	(1)
Actuarial losses	56	72	24
Benefits paid	(50)	(65)	(64)
Settlement	–	–	(5)
Curtailment	–	–	1
Effect of foreign currency exchange rate change	(9)	(10)	–
Other	–	–	1

Accrued benefit obligation at end of year	959	1,240	1,117

(a)	In 2003, amendments include an $8 million amount for the “Domtar US Nekoosa Papers Pension Plan” in order to increase the pension benefit level as agreed in the latest collective agreement.

Change in fair value of defined benefit plans assets
The following table represents the change in the fair value of assets of defined benefit plans reflecting the actual return on plan assets, the contributions and the benefits paid during the year.

	2003	2003	2002

	US$	$	$
	(Note 4)
Fair value of defined benefit plan assets at beginning of year	696	900	930
Actual return on plan assets	89	115	(26)
Employer contributions	56	73	53
Plan participants’ contributions	9	12	12
Benefits paid	(50)	(65)	(64)
Settlement	–	–	(5)
Effect of foreign currency exchange rate change	(3)	(5)	–

Fair value of defined benefit plan assets at end of year	797	1,030	900

110   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 22. Pension plans (continued)

Description of funded assets
The assets of the pension plans are held by a number of independent trustees and are accounted for separately in the Domtar pension funds. Based on the fair value of the assets held at December 31, 2003, the plan assets are comprised of 3% in cash and short-term investments, 47% in bonds and 50% in Canadian, U.S. and foreign equities.

     Domtar has indemnified and held harmless the trustees of Domtar pension funds, and the respective officers, directors, employees and agents of such trustees, from any and all costs and expenses arising out of the performance of their obligations under the relevant trust agreements, including in respect of their reliance on authorized instructions of Domtar or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements. As at December 31, 2003, Domtar has not recorded a liability associated with these indemnifications, as Domtar does not expect to make any payments pertaining to these indemnifications.

Reconciliation of funded status to amounts recognized in Consolidated Balance Sheets
The following table presents the difference between the fair value of the defined benefit pension assets and the actuarially determined accrued benefit obligation as at December 31, 2003 and 2002. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

     The table further reconciles the amount of the surplus or deficit (funded status) to the net amount recognized in the Consolidated Balance Sheets. This difference between the funded status and the net amount recognized in the Consolidated Balance Sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. Deferred recognition is a guiding principle of these recommendations. This approach allows for a gradual recognition of changes in accrued benefit obligations and plan performance over the expected average remaining service life of the employee group covered by the plans.

	2003	2003	2002

	US$	$	$
	(Note 4)
Accrued benefit obligation at end of year	959	1,240	1,117
Fair value of defined benefit plan assets at end of year	(797)	(1,030)	(900)

Reconciliation of funded status to amounts recognized in Consolidated Balance Sheets
Funded status	(162)	(210)	(217)
Unrecognized actuarial losses	236	305	278
Unrecognized past service costs	15	20	11

Net amount recognized in the Consolidated Balance Sheets	89	115	72

	2003	2003	2002

	US$	$	$
	(Note 4)
Accrued benefit asset – defined benefit plans (Note 13)	118	153	114
Accrued benefit liability – defined benefit plans (Notes 14 and 16)	(29)	(38)	(42)

Net amount recognized in the Consolidated Balance Sheets	89	115	72

Domtar Inc. 2003 Annual Report   111

Weighted-average assumptions	2003	2002	2001

Discount rate	6.1%	6.5%	6.7%
Expected return on plan assets	7.7%	8.2%	8.2%
Rate of compensation increase	3.8%	3.9%	3.9%

Effective January 1, 2004, Domtar will use 7.7% as the expected return on plan assets, which reflects the current view of long-term investment returns.

     As at December 31, 2003, the accrued benefit obligation and the fair value of defined benefit plan assets for the pension plans with an accrued benefit obligation in excess of fair value plan assets were $1,107 million and $900 million (2002 – $1,000 million and $787 million), respectively.

Note 23.
Other employee future benefit plans

The post-retirement and post-employment plans are unfunded. Only certain long-term disability plans, which were settled in 2001, were funded.

Components of net periodic benefit cost
for other employee future benefit plans	2003	2003	2002	2001

	US$	$	$	$
	(Note 4)
Service cost for the year	3	4	4	3
Interest expense	5	7	7	6
Actuarial losses	1	1	1	1
Settlement loss	–	–	–	2

Net periodic benefit cost for other employee future benefit plans	9	12	12	12

Change in accrued benefit obligation
for other employee future benefit plans	2003	2003	2002

	US$	$	$
	(Note 4)
Accrued benefit obligation at beginning of year	84	109	104
Service cost for the year	3	4	4
Interest expense	5	7	7
Actuarial losses	5	6	1
Decrease in obligation due to curtailment	(1)	(1)	–
Benefits paid	(6)	(8)	(7)
Effect of foreign currency exchange rate change	(1)	(2)	–
Other	1	1	–

Accrued benefit obligation at end of year	90	116	109

112   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 23. Other employee future benefit plans (continued)

Change in assets of other employee future benefit plans	2003	2003	2002

	US$	$	$
	(Note 4)
Fair value of assets of other employee future benefit plans at beginning of year	–	–	–
Employer contributions	6	8	7
Benefits paid	(6)	(8)	(7)

Fair value of assets of other employee future benefit plans at end of year	–	–	–

Funded status and net amount recognized in the
Consolidated Balance Sheets	2003	2003	2002

	US$	$	$
	(Note 4)
Funded status	90	116	109
Unrecognized actuarial losses	(20)	(26)	(20)

Net amount recognized in the Consolidated Balance Sheets (Notes 14 and 16)	70	90	89

Weighted-average assumptions	2003	2002	2001

	$	$	$
Discount rate	6.1%	6.6%	6.7%
Rate of compensation increase	3.5%	4.2%	3.7%

For measurement purposes, 7.8% weighted-average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate was assumed to decrease gradually to 4.1% for 2012 and remain at that level thereafter. An increase or decrease of 1% of this rate would have the following impact:

	Increase of 1%		Decrease of 1%

	US$	$	US$	$
	(Note 4)		(Note 4)
Impact on net periodic benefit cost	1	1	(1)	(1)
Impact on accrued benefit obligation	8	10	(6)	(8)

Domtar Inc. 2003 Annual Report   113

Note 24.
Segmented disclosures

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:

•	Papers – represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.

•	Paper Merchants – involves the purchasing, warehousing, sale and distribution of various products made by Domtar and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products.

•	Wood – comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.

•	Packaging – comprises the Corporation’s 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

The accounting policies of the reportable segments are the same as described in Note 1. Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes. Segment assets are those directly used in segment operations.

114   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 24. Segmented disclosures (continued)

Segmented data	2003	2003	2002	2001

	US$	$	$	$
	(Note 4)
Net sales
Papers	2,376	3,071	3,546	2,541
Paper Merchants	831	1,074	1,193	1,188
Wood(a)	355	459	574	491
Packaging	447	577	608	551

Total for reportable segments	4,009	5,181	5,921	4,771
Intersegment sales – Papers	(217)	(280)	(312)	(304)
Intersegment sales – Wood	(91)	(117)	(112)	(81)
Intersegment sales – Packaging	(5)	(7)	(7)	(9)

Consolidated net sales	3,696	4,777	5,490	4,377

Amortization, write-down of property, plant and equipment and impairment loss
Papers(b) (c) (d)	409	528	335	227
Paper Merchants	2	3	3	4
Wood(e)	32	41	51	32
Packaging	24	32	32	28

Total for reportable segments	467	604	421	291
Corporate	3	4	4	3

Consolidated amortization, write-down of property, plant and equipment and impairment loss	470	608	425	294

Operating profit (loss)
Papers(b) (c) (d) (f)	(69)	(90)	301	246
Paper Merchants	16	20	25	17
Wood(a) (e)	(53)	(68)	(16)	(46)
Packaging	37	48	74	82

Total for reportable segments	(69)	(90)	384	299
Corporate(g)	(2)	(2)	–	14

Consolidated operating profit (loss)	(71)	(92)	384	313

Segment assets
Papers	3,271	4,227	5,142	5,386
Paper Merchants	90	117	160	182
Wood	391	505	544	561
Packaging	489	632	658	626

Total for reportable segments	4,241	5,481	6,504	6,755
Corporate	289	374	343	300

Consolidated assets	4,530	5,855	6,847	7,055

Net additions to property, plant and equipment
Papers	137	177	136	154
Paper Merchants	2	2	2	4
Wood	18	23	48	67
Packaging	25	33	31	47

Total for reportable segments	182	235	217	272
Corporate	1	1	9	12
Disposals of property, plant and equipment	(9)	(11)	(3)	(4)

Consolidated net additions to property, plant and equipment	174	225	223	280

Domtar Inc. 2003 Annual Report   115

Geographic information	2003	2003	2002	2001

	US$	$	$	$
	(Note 4)
Net sales(a) (h) (i)
Canada	871	1,126	1,294	1,241
United States	2,642	3,414	3,974	3,019
Other foreign countries	183	237	222	117

	3,696	4,777	5,490	4,377

Property, plant and equipment and goodwill
Canada	1,904	2,461	2,818	2,951
United States	1,651	2,134	2,618	2,696
Other foreign countries	17	22	30	27

	3,572	4,617	5,466	5,674

(a)	The net sales and operating profit for the year ended December 31, 2002 reflect a net effect of a $20 million provision reversal for countervailing and antidumping duties on exports of softwood lumber to the United States ($20 million recorded in the second half of 2001, $8 million recorded in the first quarter of 2002 and a reversal of $28 million in the second quarter of 2002).
(b)	The operating loss for the year ended December 31, 2003 reflects a $29 million charge, including $23 million related to the write-down to the estimated net realizable value of property, plant and equipment, a provision of $5 million for severance and related costs and $1 million related to the write-off of certain inventory items and spare parts to their net recoverable amounts related to the paper machine shutdown at the Vancouver, British Columbia paper mill.
(c)	The operating loss for the year ended December 31, 2003 reflects a $201 million impairment loss related to the Lebel-sur-Quevillon, Quebec pulp mill.
(d)	The operating profit for the year ended December 31, 2002 reflects a $45 million charge, including $14 million related to the write-down to the estimated net realizable value of property, plant and equipment, relating to the permanent shutdown of the St. Catharines, Ontario paper mill. The operating loss for the year ended December 31, 2003 includes a reduction in the closure cost provision in the amount of $5 million largely as a result of changes to the initial approach to dismantling the mill.
(e)	The operating loss for the year ended December 31, 2002 reflects a $18 million charge, including $13 million related to the write-down to the estimated net realizable value of property, plant and equipment, relating to the shutdown of the Sault Ste. Marie, Ontario hardwood lumber operations and Daveluyville, Quebec wood products remanufacturing facility.
(f)	The operating loss for the year ended December 31, 2003 includes the recognition of $10 million (2002 – $16 million) for investment tax credits related to research and development expenses of current and prior years, reflected as a reduction of the cost of sales.
(g)	The operating profit for the year ended December 31, 2001 includes $14 million primarily related to the cashing in of certain insurance policies.
(h)	Sales are attributed to countries based on the location of the external customers.
(i)	In 2003, export sales from Canada were $1,417 million (2002 – $1,592 million; 2001 – $1,635 million).

116   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 25.
Reconciliation of Canadian and United States
Generally Accepted Accounting Principles

The Consolidated earnings and Consolidated balance sheets have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following are the significant differences in accounting principles as they pertain to the Consolidated earnings and the Consolidated balance sheets.

(a) Net earnings adjustments
The following table provides a reconciliation of the net earnings (loss) under Canadian GAAP to U.S. GAAP.

	2003	2003	2002	2001

	US$	$	$	$
	(Note 4)

Net earnings (loss) in accordance with Canadian GAAP	(147)	(190)	141	140
Adjustments with respect to the following items:
Pension plans cost(1)	(4)	(5)	(8)	(2)
Other employee future benefit plans cost(2)	–	–	–	1
Revenue stream hedge(3)	32	42	2	–
Foreign currency hedging contracts(4)	32	41	68	(51)
Commodity hedging contracts(5)	2	2	(2)	2
Interest rate swap contracts(6)	(5)	(7)	62	(19)
Amortization of deferred gain(7)	(3)	(4)	(5)	(5)
Acquisition of E.B. Eddy(8)	(5)	(6)	(6)	(11)
Formation of Norampac(9)	(2)	(2)	(2)	(2)
Loss (gain) from discontinued operations(10)	(2)	(3)	68	9
Asset retirement obligations(15)	(3)	(4)	–	–
Tax effect of the above adjustments	(16)	(20)	(55)	28

Earnings (loss) from continuing operations in accordance with U.S. GAAP	(121)	(156)	263	90
Gain (loss) from discontinued operations net of income taxes(10)	2	2	(45)	(6)

Net earnings (loss) in accordance with U.S. GAAP	(119)	(154)	218	84
Dividend requirements of preferred shares	2	2	1	2

Net earnings (loss) applicable to common shares in accordance with U.S. GAAP	(121)	(156)	217	82

Earnings (loss) from continuing operations per common share in accordance with U.S. GAAP (in dollars)
Basic	(0.54)	(0.70)	1.15	0.46
Diluted	(0.54)	(0.70)	1.15	0.46
Net earnings (loss) per common share in accordance with U.S. GAAP (in dollars)
Basic	(0.53)	(0.69)	0.96	0.43
Diluted	(0.53)	(0.69)	0.95	0.43

Domtar Inc. 2003 Annual Report   117

The following table presents the Consolidated earnings under Canadian and U.S. GAAP.

	2003		2003		2002		2001

	US$	US$	$	$	$	$	$	$
	(Note 4)	(Note 4)
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Net sales	3,696	3,551	4,777	4,589	5,490	5,151	4,377	3,989
Operating expenses
Cost of sales	3,051	3,014	3,943	3,895	4,317	4,146	3,514	3,274
Selling, general and administrative	245	208	317	269	328	279	256	212
Amortization	297	278	384	359	398	371	294	275
Closure costs	19	22	24	29	63	5	–	–
Impairment loss	155	156	201	201	–	–	–	–

	3,767	3,678	4,869	4,753	5,106	4,801	4,064	3,761

Operating profit (loss)	(71)	(127)	(92)	(164)	384	350	313	228
Financing expenses	(131)	(85)	(169)	(110)	(192)	(172)	(167)	(144)
Amortization of deferred gain	3	–	4	–	5	–	5	–
Share of joint ventures’ net earnings(7 & 9)	–	11	–	15	–	35	–	39
Derivative instruments gain (loss)(4 to 6)	–	28	–	36	–	128	–	(68)

	(199)	(173)	(257)	(223)	197	341	151	55
Income tax expense (recovery)	(52)	(52)	(67)	(67)	56	78	11	(35)

Earnings (loss) from continuing operations	(147)	(121)	(190)	(156)	141	263	140	90
Loss (gain) from discontinued operations net of income taxes(10)	–	(2)	–	(2)	–	45	–	6

Net earnings (loss)	(147)	(119)	(190)	(154)	141	218	140	84
Dividend requirements of preferred shares	2	2	2	2	1	1	2	2

Net earnings (loss) applicable to common shares	(149)	(121)	(192)	(156)	140	217	138	82

Earnings (loss) from continuing operations per common share (in dollars)
Basic	(0.65)	(0.54)	(0.84)	(0.70)	0.62	1.15	0.72	0.46
Diluted	(0.65)	(0.54)	(0.84)	(0.70)	0.61	1.15	0.72	0.46
Net earnings (loss) per common share (in dollars)
Basic	(0.65)	(0.53)	(0.84)	(0.69)	0.62	0.96	0.72	0.43
Diluted	(0.65)	(0.53)	(0.84)	(0.69)	0.61	0.95	0.72	0.43

See section (e) for the reconciliation of the Consolidated earnings items.

118   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 25.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(b) Balance sheet adjustments
The following table presents the Consolidated balance sheets under Canadian GAAP and U.S. GAAP.

	2003		2003		2002

	US$	US$	$	$	$	$
	(Note 4)	(Note 4)
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Assets
Current assets
Cash and cash equivalents	37	32	48	41	38	24
Receivables	153	84	197	109	304	214
Inventories	518	467	670	603	736	670
Prepaid expenses	17	16	22	20	22	20
Income taxes receivable	22	22	29	29	–	–
Future income taxes	47	47	60	60	76	76

	794	668	1,026	862	1,176	1,004

Property, plant and equipment	3,513	3,273	4,540	4,229	5,387	5,079
Goodwill	59	84	77	109	79	108
Other assets	164	359	212	464	205	446

	4,530	4,384	5,855	5,664	6,847	6,637

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	15	6	19	8	20	15
Trade and other payables	505	437	653	564	749	698
Income and other taxes payable	21	21	28	27	15	10
Long-term debt due within one year	4	3	5	4	70	50

	545	467	705	603	854	773

Long-term debt	1,589	1,443	2,054	1,865	2,444	2,254
Future income taxes	435	389	562	501	625	548
Other liabilities and deferred credits	281	284	363	367	370	392

Shareholders’ equity
Preferred shares	32	32	42	42	44	44
Common shares	1,359	1,359	1,756	1,756	1,752	1,741
Contributed surplus	5	5	6	6	3	3
Retained earnings	396	550	512	711	753	916
Accumulated foreign currency translation adjustments	(112)	–	(145)	–	2	–
Accumulated other comprehensive income	–	(145)	–	(187)	–	(34)

	1,680	1,801	2,171	2,328	2,554	2,670

	4,530	4,384	5,855	5,664	6,847	6,637

See section (f) for the reconciliation of the Consolidated balance sheets items.

Domtar Inc. 2003 Annual Report   119

(c) Differences between Canadian GAAP and U.S. GAAP
(1) Pension plans cost
On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs. The recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses and past service costs arising prior to January 1, 2000. Differences also arise from the fact that the straight-line method is used to amortize actuarial gains and losses for U.S. GAAP purposes while the corridor method is used for Canadian GAAP purposes.

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

(2) Other employee future benefit plans cost
On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs. The recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses arising prior to January 1, 2000.

(3) Revenue stream hedge
In connection with the adoption of the Canadian accounting recommendations relating to the accounting for foreign currency translation, in 2002 the Corporation elected to designate certain U.S. dollar denominated debt as a hedge of its U.S. dollar revenue stream. The exchange gain deferred under Canadian GAAP is recorded to earnings under U.S. GAAP, as such designation is not possible under U.S. GAAP.

(4) Currency hedging contracts
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

(5) Commodity hedging contracts
Under Canadian GAAP, gains and losses on commodity hedging contracts are included in earnings when the designated transaction is recognized. With the adoption of SFAS 133 and 138 mentioned under (d)(i) below, Domtar has elected to not designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and the resulting unrealized gains and losses are recorded to earnings. Under Canadian GAAP, gains and losses related to these contracts are included in “Net sales” or “Costs of sales” as appropriate.

(6) Interest rate swap contracts
Under Canadian GAAP, unrealized gains and losses on interest rate swap contracts designated as hedges are not recognized in the financial statements. Under U.S. GAAP, certain interest rate swap contracts cannot be designated as a hedge and are marked to market. Therefore, any fluctuations of the fair value are recorded to earnings. Accordingly, the $19 million (US$12 million) unrealized loss as at December 31, 2001, was recorded to earnings with the offsetting amount being recorded under “Other liabilities and deferred credits”.

     In November 2002, the Corporation terminated prior to maturity its interest rate swap contracts for net cash proceeds of $40 million (US$26 million). Under Canadian GAAP, the net gain is deferred and recognized as a deduction of “Financing expenses” over the period of the interest rate payments initially

120   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 25. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

designated as being hedged by these swaps. Furthermore, the Corporation had an unamortized deferred credit of $3 million related to interest received under these contracts during the year. Under U.S. GAAP, there is no deferred amount as the fluctuations in the swaps’ market value and interest payments are recognized in earnings as they arise.

     For the year ended December 31, 2003, the amortization of the net deferred gain and related interest was $7 million under Canadian GAAP and nil under U.S. GAAP.

(7) Joint ventures
Interest in joint ventures is accounted for using the proportionate consolidation method for Canadian GAAP and using the equity method under U.S. GAAP. This difference does not affect “Net earnings” or “Shareholders’ equity”.

     Furthermore, under Canadian GAAP, a portion of the gain on the contribution to Norampac is deferred and amortized. Under U.S. GAAP, this gain was fully recognized in earnings upon the formation of Norampac.

(8) Acquisition of E.B. Eddy
The E.B. Eddy acquisition has been accounted for under Canadian GAAP which at the time differed from U.S. GAAP in the accounting for income taxes, pension benefits cost and accounting for business integration provisions.

(9) Formation of Norampac
On January 1, 2000, Domtar adopted the Canadian accounting recommendations for income taxes. These recommendations essentially harmonize Canadian and U.S. GAAP and were applied retroactively without restating prior years. Accordingly, certain property, plant and equipment acquired at the formation of Norampac remained recorded at a lower value under Canadian GAAP.

(10) Gain (loss) from discontinued operations
On January 1, 2002, Domtar adopted SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” for reporting purposes under U.S. GAAP. SFAS 144 establishes an accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transaction. Pursuant to SFAS 144, Domtar’s closure in September 2002 of its St. Catharines paper mill and in January 2003 of its wood products remanufacturing facility in Daveluyville and its hardwood lumber operations in Sault Ste. Marie qualify as discontinued operations. As indicated in Note 2, Domtar prospectively adopted the revised Canadian accounting recommendations for disposal of long-lived assets and discontinued operations applicable to disposal activities initiated on or after May 1, 2003. The recommendations harmonize Canadian GAAP with U.S. GAAP.

(11) Net sales
Net sales of 2003 included deductions amounting to $45 million (2002 – $31 million and a reversal of a $20 million provision recorded in 2001) for countervailing and antidumping duties on exports of softwood lumber to United States. Net sales also included delivery costs as described in Note 1. Both the countervailing and antidumping duties as well as delivery costs have been reclassified in “Cost of sales” under U.S. GAAP.

(12) Investment tax credits
Under U.S. GAAP, the income tax expense has been reduced by $10 million (2002 – $16 million) for investment tax credits related to research and development expenses, which had been recognized as a reduction of cost of sales under Canadian GAAP.

(13) Long-term debt discount
Under Canadian GAAP, long-term debt discount is presented in “Other assets” as a deferred charge. U.S. GAAP requires that long-term debt discount be reported as a direct reduction of the long-term debt.

Domtar Inc. 2003 Annual Report   121

(14) Share purchase loans receivable
Under U.S. GAAP, share purchase loans receivable are presented as deductions from “Common shares” unless there is substantial evidence that the borrower, not the enterprise, is at risk for any decline in the price of the shares and there is reasonable assurance that the enterprise will collect the full amount of the loan in cash. Domtar does not meet the criteria because these receivables are guaranteed by the shares issued. As indicated in Note 2, on January 1, 2003, Domtar prospectively adopted the Canadian accounting recommendations for share purchase financing. The recommendations harmonize Canadian GAAP with U.S. GAAP.

(15) Asset retirement obligations
Under U.S. GAAP, a liability must be recorded when there is a legal obligation associated to the retirement of an asset. Similar accounting recommendations in Canada are effective beginning January 1, 2004.

(d) Supplementary disclosures

i) Accounting changes
Guarantees
Effective January 1, 2003, Domtar adopted FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that a guarantor disclose and recognize in its financial statements its obligation relating to guarantees that it has issued. Liability recognition is required at the inception of the guarantee, whether or not payment is probable, for certain guarantees issued or modified after December 31, 2002. Similar accounting recommendations in Canada require disclosure of guarantees but do not require liability recognition.

Asset retirement obligations
Effective January 1, 2003, Domtar adopted SFAS 143 “Accounting for Asset Retirement Obligations” for U.S. GAAP purposes only. SFAS 143 requires entities to record a liability at fair value when there is a legal obligation associated to the retirement of an asset in the period in which it is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted each year using a credit-adjusted risk-free rate. Similar accounting recommendations in Canada are effective beginning January 1, 2004.

     Asset retirement obligations in connection with the adoption of SFAS 143 primarily relate to landfill capping obligations, asbestos removal obligations on equipment and demolition of certain abandoned buildings. The impact of the implementation of SFAS 143 was not considered significant at January 1, 2003. If SFAS 143 had been in effect for the year ended December 31, 2002 or 2001, the impact would not have been significant.

     No asset retirement obligations were recorded for assets that have indeterminate settlement dates, such as asbestos removal relating to buildings. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate possible settlement dates.

Stock-based compensation and other stock-based payments
On January 1, 2002, and concurrently with the adoption of Section 3870 “Stock-based Compensation and Other Stock-based Payments” for Canadian GAAP purposes, Domtar adopted the fair value method defined in SFAS 123 “Accounting for Stock-Based Compensation” to measure its stock-based compensation and other stock-based payments (Note 2). SFAS 123 indicates that the fair value method is the preferable method of accounting and requires that the fair value method be adopted prospectively.

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

122   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 25. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

Accordingly, Domtar’s net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share for the year ended December 31, 2003 would have been reduced, on a pro forma basis, by $2 million, $0.01 per common share and $0.01 per common share, respectively (2002 – $3 million, $0.01 per common share and $0.01 per common share, respectively; 2001 – $3 million, $0.02 per common share and $0.02 per common share, respectively) for stock-based compensation and other stock-based payments granted prior to January 1, 2002.

Goodwill and intangible assets
On January 1, 2002 and concurrently with the adoption of Section 3062 “Goodwill and Intangible Assets” for Canadian GAAP purposes, Domtar adopted SFAS 142 “Goodwill and Other Intangible Assets” (Note 2). SFAS 142 requires that goodwill be tested for impairment and prohibits the amortization of goodwill. Under U.S. GAAP as at December 31, 2002, Domtar had goodwill of $102 million arising from the acquisition of E.B. Eddy (see (c) (8) above) in addition to the goodwill under Canadian GAAP. Amortization thereof amounted to $6 million during 2001. Pursuant to SFAS 142, Domtar tested its goodwill for impairment and determined that no write-down for impairment was necessary.

Derivative instruments and hedging activities
Effective January 1, 2001, Domtar adopted SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” and SFAS 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. These recommendations require all derivative financial instruments to be recorded on the balance sheet at their fair value. Changes in fair value of derivatives that are not hedges are recognized in the earnings as they arise. If the derivative is a hedge, depending on the nature of the hedge, a change in the fair value of the derivative is either offset in income against the change in the fair value of the hedged asset, liability or firm commitment or is recognized in “Other comprehensive income” until the hedged item is recognized in earnings. In adopting these recommendations, Domtar incurred a transition adjustment of $1 million resulting from the net unrealized loss on commodity hedging contracts. As these contracts constituted cash flow hedges, this transitional adjustment had been recorded in “Other comprehensive income” in 2001 and has been transferred to earnings in 2002 as the contracts matured.

     In 2003, Domtar adopted SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies the financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 effective for derivative transactions and hedging relationships entered into or modified after June 30, 2003, had no impact on Domtar’s financial position as at December 31, 2003.

Costs associated with exit or disposal activities
On January 1, 2003, Domtar adopted SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when a liability is incurred. Similar accounting recommendations under Canadian GAAP have been adopted for exit or disposal activities initiated after March 1, 2003 (Note 2).

Pensions and other postretirement benefits
In 2003, Domtar adopted revised SFAS 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. The revised SFAS 132 retains and revises the disclosure requirements contained in the original SFAS 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. SFAS 132 will be fully adopted for fiscal years ending after June 15, 2004, as required by the transitional provisions.

Domtar Inc. 2003 Annual Report   123

ii) Defined benefit pension plans
 The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,107 million, $998 million and $890 million, respectively, as at December 31, 2003 and $997 million, $904 million and $785 million, respectively, as at December 31, 2002.

iii) Inventories

Inventories under U.S. GAAP are comprised of the following:	2003	2003	2002

	US$	$	$
	(Note 4)

Work in process and finished goods	265	342	386
Raw materials	92	119	129
Operating and maintenance supplies	110	142	155

	467	603	670

iv) Comprehensive income and accumulated other comprehensive income

Comprehensive income	2003	2003	2002	2001

	US$	$	$	$
	(Note 4)

Net earnings (loss) in accordance with U.S. GAAP	(119)	(154)	218	84
Other comprehensive income
Additional minimum liability of defined benefit pension plans, net of income taxes of $3 million (2002 – $19 million; 2001 – nil) (see (c)(2) above)	(5)	(6)	(33)	(1)
Cumulative effect of adopting SFAS 133 and 138 (see (i) above)	–	–	–	(1)
Transfer of unrealized loss on commodity hedging contracts to earnings	–	–	1	–
Foreign currency translation adjustments	(114)	(147)	–	3

Comprehensive income	(238)	(307)	186	85

Accumulated other comprehensive income	2003	2003	2002	2001

	US$	$	$	$
	(Note 4)

Additional minimum liability of defined benefit pension plans	(33)	(42)	(36)	(3)
Unrealized loss on commodity hedging contracts	–	–	–	(1)
Foreign currency translation adjustments	(112)	(145)	2	2

Accumulated other comprehensive income	(145)	(187)	(34)	(2)

v) Impact of accounting pronouncements not yet implemented
 Variable interest entities
 In January 2003, the FASB issued interpretation FIN 46 “Consolidation of Variable Interest Entities”, which requires that an enterprise holding a variable interest in a Variable Interest Entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if the enterprise is to absorb a majority of the VIE’s expected losses and/or receive a majority of its expected residual returns. This interpretation is effective for newly created or acquired VIEs after January 31, 2003. For VIEs existing prior to this date, the provisions of the interpretation are effective for reporting periods beginning after December 15, 2003.

124   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 25.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

In December 2003, the FASB issued FIN 46R, which modifies the scope exceptions provided in FIN 46. Entities would be required to replace FIN 46 provisions with FIN 46R provisions to all newly created post-January 31, 2003 entities as of the end of the first period ending after March 15, 2004. Domtar does not expect the recommendation to have an initial impact on its financial statements upon adoption.

(e) Reconciliation of the Consolidated earnings items from Canadian GAAP to U.S. GAAP

	2003	2003	2002	2001

	US$	$	$	$
	(Note 4)

Net sales – Canadian GAAP	3,696	4,777	5,490	4,377
Discontinued operations(10)	(1)	(2)	(55)	(81)
Delivery costs(11)	267	345	308	215
Countervailing and antidumping duties(11)	35	45	11	20
Joint ventures(7)	(446)	(576)	(603)	(542)

Net sales – U.S. GAAP	3,551	4,589	5,151	3,989

Cost of sales – Canadian GAAP	3,051	3,943	4,317	3,514
Pension plans cost(1)	4	5	8	2
Other employee future benefit plans cost(2)	–	–	–	(1)
Discontinued operations(10)	(4)	(5)	(63)	(86)
Delivery costs(11)	267	345	308	215
Countervailing and antidumping duties(11)	35	45	11	20
Investment tax credits(12)	8	10	16	–
Asset retirement obligations(15)	1	2	–	–
Joint ventures(7)	(348)	(450)	(451)	(390)

Cost of sales – U.S. GAAP	3,014	3,895	4,146	3,274

Selling, general and administrative – Canadian GAAP	245	317	328	256
Discontinued operations(10)	1	1	(1)	(3)
Joint ventures(7)	(38)	(49)	(48)	(41)

Selling, general and administrative – U.S. GAAP	208	269	279	212

Amortization – Canadian GAAP	297	384	398	294
Acquisition of E.B. Eddy(8)	5	6	6	11
Discontinued operations(10)	–	–	(1)	(1)
Asset retirement obligations(15)	2	2	–	–
Joint ventures(7)	(26)	(33)	(32)	(29)

Amortization – U.S. GAAP	278	359	371	275

Closure costs – Canadian GAAP	19	24	63	–
Discontinued operations(10)	3	5	(58)	–

Closure costs – U.S. GAAP	22	29	5	–

Financing expenses – Canadian GAAP	131	169	192	167
Revenue stream hedge(5)	(33)	(42)	(2)	–
Joint ventures(7)	(13)	(17)	(18)	(23)

Financing expenses – U.S. GAAP	85	110	172	144

Income tax expense (recovery) – Canadian GAAP	(52)	(67)	56	11
Tax effect of the adjustments	16	20	55	(28)
Investment tax credits(12)	(8)	(10)	(16)	–
Joint ventures(7)	(8)	(10)	(17)	(18)

Income tax expense (recovery) – U.S. GAAP	(52)	(67)	78	(35)

Domtar Inc. 2003 Annual Report   125

(f) Reconciliation of the Consolidated balance sheets items from Canadian GAAP to U.S. GAAP

	2003	2003	2002

	US$	$	$
	(Note 4)

Cash and cash equivalents – Canadian GAAP	37	48	38
Joint ventures(7)	(5)	(7)	(14)

Cash and cash equivalents – U.S. GAAP	32	41	24

Receivables – Canadian GAAP	153	197	304
Joint ventures(7)	(69)	(88)	(90)

Receivables – U.S. GAAP	84	109	214

Inventories – Canadian GAAP	518	670	736
Joint ventures(7)	(51)	(67)	(66)

Inventories – U.S. GAAP	467	603	670

Prepaid expenses – Canadian GAAP	17	22	22
Joint ventures(7)	(1)	(2)	(2)

Prepaid expenses – U.S. GAAP	16	20	20

Property, plant and equipment – Canadian GAAP	3,513	4,540	5,387
Acquisition of E.B. Eddy(8)	57	73	79
Asset retirement obligations(15)	(7)	(9)	–
Formation of Norampac(9)	17	22	24
Joint ventures(7)	(307)	(397)	(411)

Property, plant and equipment – U.S. GAAP	3,273	4,229	5,079

Goodwill – Canadian GAAP	59	77	79
Acquisition of E.B. Eddy(8)	79	102	102
Joint ventures(7)	(54)	(70)	(73)

Goodwill – U.S. GAAP	84	109	108

Other assets – Canadian GAAP	164	212	205
Pension plans cost(1)	(62)	(80)	(77)
Intangible assets related to additional minimum liability(1)	53	68	60
Commodity hedging contracts(5)	2	3	1
Long-term debt discount(13)	(10)	(13)	(11)
Share purchase loans receivable(14)	–	–	(11)
Joint ventures (7)	212	274	279

Other assets – U.S. GAAP	359	464	446

Bank indebtedness – Canadian GAAP	15	19	20
Joint ventures(7)	(9)	(11)	(5)

Bank indebtedness – U.S. GAAP	6	8	15

Trade and other payables – Canadian GAAP	505	653	749
Foreign currency hedging contracts(4)	(10)	(14)	27
Asset retirement obligations(15)	(2)	(2)	–
Joint ventures(7)	(56)	(73)	(78)

Trade and other payables – U.S. GAAP	437	564	698

Income and other taxes payable – Canadian GAAP	21	28	15
Joint ventures(7)	–	(1)	(5)

Income and other taxes payable – U.S. GAAP	21	27	10

126   Notes to consolidated financial statements – December 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 25.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

	2003	2003	2002

	US$	$	$
	(Note 4)

Long-term debt due within one year – Canadian GAAP	4	5	70
Joint ventures(7)	(1)	(1)	(20)

Long-term debt due within one year – U.S. GAAP	3	4	50

Long-term debt – Canadian GAAP	1,589	2,054	2,444
Long-term debt discount(13)	(10)	(13)	(11)
Joint ventures(7)	(136)	(176)	(179)

Long-term debt – U.S. GAAP	1,443	1,865	2,254

Future income taxes – Canadian GAAP	435	562	625
Tax effect of the adjustments	13	15	(6)
Joint ventures(7)	(59)	(76)	(71)

Future income taxes – U.S. GAAP	389	501	548

Other liabilities and deferred credits – Canadian GAAP	281	363	370
Pension plans cost(1)	(2)	(2)	(3)
Intangible assets related to additional minimum liability(1)	103	133	116
Other employee future benefit plans cost(2)	15	19	20
Revenue stream hedge(3)	(34)	(44)	(2)
Interest rate swap contracts(6)	(28)	(36)	(43)
Deferred gain on contribution of net assets to Norampac(7)	(34)	(44)	(48)
Asset retirement obligations(15)	(2)	(3)	–
Joint ventures(7)	(15)	(19)	(18)

Other liabilities and deferred credits – U.S. GAAP	284	367	392

Common shares – Canadian GAAP	1,359	1,756	1,752
Share purchase loans receivable(14)	–	–	(11)

Common shares – U.S. GAAP	1,359	1,756	1,741

Retained earnings – Canadian GAAP	396	512	753
Pension plans cost(1)	(41)	(53)	(50)
Other employee future benefit plans cost(2)	(11)	(14)	(14)
Revenue streams hedge(3)	22	29	1
Foreign currency hedging contracts(4)	6	8	(21)
Commodity hedging contracts(5)	2	2	1
Interest rate swap contracts(6)	19	25	30
Deferred gain on contribution of net assets to Norampac(7)	24	31	36
Acquisition of E.B. Eddy(8)	118	152	156
Asset retirement obligations(15)	(2)	(3)	–
Formation of Norampac(9)	17	22	24

Retained earnings – U.S. GAAP	550	711	916

Accumulated foreign currency translation adjustments – Canadian GAAP	(112)	(145)	2
Intangible assets related to additional minimum liability(1)	(33)	(42)	(36)

Accumulated other comprehensive income – U.S. GAAP	(145)	(187)	(34)

Domtar Inc. 2003 Annual Report   127

Note 26.
Comparative figures

To conform with the basis of presentation adopted in the current year, certain figures previously reported have been reclassified.

Supplementary information (Unaudited)

Economic Value Added (EVA®)
In addition to using return on equity as an important financial metric, Domtar also uses EVA® to ensure that its decision-making processes are aligned with the objective of increasing shareholder value. EVA® is used at Domtar to measure performance and evaluate investment decisions.

     EVA® is positive when a company’s net after-tax operating profit exceeds a capital charge representing the return expected by the providers of the company’s capital. Domtar reviews its cost of capital periodically, based on changes in financial markets.

     Domtar’s EVA® for 2003 deteriorated to negative $351 million primarily due to the decline in the average value of the US dollar when compared to the Canadian dollar, lower shipments, higher duties on softwood lumber exports to the U.S. and higher energy costs.

     In 2004, Domtar will strengthen its quality and profitability improvement programs in order to increase its competitiveness and counteract the impact of difficult market conditions. Domtar remains committed to creating long-term shareholder value and will continue to exercise financial discipline, especially with respect to capital management.

     EVA® is a registered trademark of Stern Stewart & Co.

Common stock prices
Quarterly share prices for the common shares of Domtar during 2003 and 2002 were as follows:

	1st	2nd	3rd	4th

	$	$	$	$
Market price – 2003
Toronto Stock Exchange
High	17.01	16.10	16.70	16.42
Low	14.43	14.02	14.15	14.10
New York
Stock Exchange (US$)
High	11.18	11.54	12.34	12.55
Low	9.85	9.79	10.18	10.79

Market price – 2002
Toronto Stock Exchange
High	18.99	18.70	18.50	17.80
Low	14.80	16.30	13.50	13.83
New York
Stock Exchange (US$)
High	12.00	12.33	12.08	11.39
Low	9.27	10.32	8.61	8.60

128   Historical Summary – December 31 (In millions of Canadian dollars, unless otherwise noted)

Historical Summary

	2003	2002	2001

	$	$	$
OPERATIONS
Net sales	4,777	5,490	4,377
Operating expenses	4,642	5,043	4,064

Operating profit (loss) excluding unusual items	135	447	313
Unusual items and other expenses
Unusual items affecting the operating profit (1)	227	63	–
Financing expenses	169	192	167
Premium and write-off on early redemption of long-term debt	–	–	–
Gain on contribution to Norampac, including amortization of deferred gain	(4)	(5)	(5)
Income tax expense (recovery)	(67)	56	11
Non-controlling interest	–	–	–

Earnings (loss) from continuing operations	(190)	141	140
Discontinued operations, net of income taxes	–	–	–

Net earnings (loss)	(190)	141	140

FINANCIAL POSITION
Assets
Cash, short-term investments and deposits	48	38	36
Other current assets	978	1,138	1,132
Property, plant and equipment	4,540	5,387	5,612
Goodwill	77	79	62
Other assets	212	205	213

Total assets	5,855	6,847	7,055

Liabilities and shareholders’ equity
Current liabilities	705	854	810
Long-term debt	2,054	2,444	2,883
Future income taxes	562	625	528
Other liabilities and deferred credits and non-controlling interest	363	370	408
Equity element of convertible debentures	–	–	–
Preferred shares	42	44	48
Common shareholders’ equity	2,129	2,510	2,378

Total liabilities and shareholders’ equity	5,855	6,847	7,055

(1)	For 2003 and 2002 figures see “Unusual items affecting results and non-GAAP measures” in the Management’s Discussion and Analysis.

Domtar Inc. 2003 Annual Report   129

2000	1999	1998	1997	1996	1995	1994	1993

$	$	$	$	$	$	$	$

3,598	3,067	2,348	1,938	1,977	2,206	1,596	1,287
3,122	2,688	2,148	1,882	1,868	1,697	1,469	1,324

476	379	200	56	109	509	127	(37)
–	–	–	–	35	–	(27)	–
119	76	123	65	32	87	156	148
–	–	–	–	127	–	–	–
(5)	(5)	(5)	(25)	–	–	–	–
100	123	31	3	(23)	153	2	(69)
–	(1)	(2)	(2)	(1)	6	–	–

262	186	53	15	(61)	263	(4)	(116)
–	–	–	–	184	65	67	(4)

262	186	53	15	123	328	63	(120)

29	3	9	283	44	286	319	115
999	843	788	567	593	710	575	548
3,002	2,978	3,010	1,964	1,992	2,086	1,809	1,898
65	65	66	65	20	21	14	19
140	116	108	66	58	46	52	56

4,235	4,005	3,981	2,945	2,707	3,149	2,769	2,636

629	604	683	397	396	416	367	338
984	1,041	1,158	863	635	1,082	1,220	1,204
559	371	252	206	209	225	72	47
254	207	232	189	156	175	183	179
–	–	–	–	–	99	93	88
51	54	87	100	103	216	219	222
1,758	1,728	1,569	1,190	1,208	936	615	558

4,235	4,005	3,981	2,945	2,707	3,149	2,769	2,636

130   Historical Summary – December 31 (In millions of Canadian dollars, unless otherwise noted)

Historical Summary (continued)

	2003	2002	2001

	$	$	$
CASH FLOWS
Operating
Cash flows provided from operating activities	348	677	727
Investing
Net additions to property, plant and equipment	(225)	(223)	(280)
Acquisition of businesses	(11)	(27)	(2,616)
Net consideration received upon contribution to Norampac	–	–	–
Net proceeds from business divestitures	–	–	–
Other	(2)	1	(5)
Financing
Dividend payments	(45)	(33)	(28)
Long-term debt and equity financing	632	21	4,289
Change in bank indebtedness	(4)	(25)	(2)
Change in revolving bank credit	22	9	(196)
Redemption, repayments and other	(701)	(398)	(1,882)

Net increase (decrease) in cash and cash equivalents	14	2	7

OTHER DATA
Per common share
Earnings (loss) from continuing operations(2)	(0.84)	0.62	0.72
Net earnings (loss)(2)	(0.84)	0.62	0.72
Cash dividends declared	0.22	0.14	0.14
Year-end book value	9.34	11.02	10.51
Market price
Toronto Stock Exchange
High	17.01	17.80	16.46
Low	14.02	13.83	11.00

Ratios
Return on common shareholders’ equity(3)	(8)%	6%	7%
Net debt-to-total-capitalization ratio(4)	48:52	49:51	55:45

Other statistics
Number of common shareholders	5,477	5,589	5,773
Number of preferred shareholders	207	236	273
Common shares outstanding (millions)	227.3	227.7	226.2
Number of employees(5)	11,000	12,000	12,500
Salaries, wages and benefits(5)	935	1,056	821

(2)	The 1997 results include the after-tax impact of the gain on contribution to Norampac of $0.11 per share. The 1996 and 1994 results include the after-tax impact of unusual items of $(0.17) and $0.11 per share, respectively.

(3)	The 1997 figures exclude a non-recurring $17 million after-tax gain realized on the contribution of Domtar’s packaging net assets to Norampac.

The 1996 figures exclude non-recurring items related to the divestitures of the Gypsum and Decorative Panels divisions, a charge related to the refinancing program completed during the year and a charge principally related to asset write-downs. Ratio of net earnings, after dividend payments on preferred shares, to total average common shareholders’ equity.

(4)	Ratio of long-term debt and bank indebtedness, net of cash, short-term investments and short-term deposits held in trust to total capitalization.

Domtar Inc. 2003 Annual Report   131

2000	1999	1998	1997	1996	1995	1994	1993

$	$	$	$	$	$	$	$

587	326	248	125	172	520	166	14

(248)	(206)	(206)	(153)	(351)	(361)	(212)	(88)
(22)	(9)	(456)	–	–	(88)	–	–
–	–	–	285	–	–	–	–
–	–	–	–	604	–	297	28
(12)	28	(1)	7	(19)	233	(249)	(11)

(28)	(28)	(25)	(23)	(17)	(5)	(3)	(3)
–	5	676	–	360	4	3	365
(1)	17	(4)	15	(12)	10	16	(6)
(163)	198	3	–	–	(89)	(21)	(25)
(87)	(337)	(509)	(17)	(979)	(31)	(16)	(195)

26	(6)	(274)	239	(242)	193	(19)	79

1.42	1.00	0.31	0.09	(0.50)	1.99	(0.08)	(0.94)
1.42	1.00	0.31	0.09	0.87	2.50	0.45	(0.97)
0.14	0.14	0.14	0.14	0.14	–	–	–
9.75	9.39	8.56	7.96	8.03	7.32	4.83	4.39

22.00	18.75	12.70	13.50	12.70	14.75	10.13	9.25
9.90	8.60	6.80	8.85	9.00	9.25	6.50	4.88

15%	11%	4%	1%	11%	41%	10%	(20)%
37:63	38:62	43:57	33:67	32:68	40:60	50:50	56:44

6,034	6,477	7,076	7,254	8,732	9,347	10,303	10,868
301	351	390	418	485	555	624	704
180.4	184.1	183.4	149.5	150.4	127.8	127.4	127.1
9,155	8,232	7,946	7,300	7,574	9,503	8,985	9,821
611	544	414	461	462	550	551	562

(5)	All data subsequent to 1997 exclude Norampac. All data prior to 1998 include 100% of Domtar’s packaging division, although it was contributed to Norampac on December 30, 1997.
The 1998 data for salaries, wages and benefits includes only five months of E.B. Eddy whereas the data for number of employees includes all employees of E.B. Eddy as at December 31, 1998.
The 2000 data for salaries, wages and benefits includes only five months of RIS Paper whereas the data for number of employees includes all employees of RIS Paper as at December 31, 2000.
The 2001 data for salaries, wages and benefits includes only five months of the four integrated pulp and paper mills acquired from Georgia-Pacific Corporation whereas the data for number of employees includes all employees of the four integrated pulp and paper mills acquired from Georgia-Pacific Corporation as at December 31, 2001.

AUDIT COMMITTEE

The Audit Committee is composed entirely of directors who are “independent,” as such term is defined in the listing standards of the New York Stock Exchange. All members of the Audit Committee are financially literate and there are two “audit committee financial experts”. In considering criteria for the determination of financial literacy, the Board considers the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Domtar’s financial statements. In determining who the “audit committee financial experts” are, the Board and the Audit Committee have considered the attributes described by the U.S. Securities and Exchange Commission. The “audit committee financial experts” are Messrs. Louis P. Gignac and Claude R. Lamoureux. The other members of the Audit Committee are Jacques Laurent and Louiselle Paquin.

The duties of the Audit Committee are set out in the Audit Committee Charter, which may be consulted on our Internet site at www.domtar.com/corporate_section/.

CODE OF ETHICS

Since 2000, the Corporation has had in place a Code of Ethics that applies to all its employees, including the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics may be consulted on our Internet site at www.domtar.com/corporate_section/.

PRINCIPAL ACCOUNTING FEES AND SERVICES

AUDIT FEES

Fees paid to PricewaterhouseCoopers LLP and Raymond Chabot Grant Thornton in 2002 for completion of the 2002 audit of the consolidated financial statements amounted to $987,000.

Fees paid to PricewaterhouseCoopers LLP in 2003 for completion of the 2003 audit of the consolidated financial statements amounted to $1,368,498.

AUDIT-RELATED FEES

Fees paid to PricewaterhouseCoopers LLP and Raymond Chabot Grant Thornton in 2002 for services related to the 2002 audit of the consolidated financial statements amounted to $343,759.

Fees paid to PricewaterhouseCoopers LLP in 2003 for services related to the 2003 audit of the consolidated financial statements amounted to $401,220.

TAX FEES

Fees paid to PricewaterhouseCoopers LLP in 2002 for tax related services amounted to $267,000.

Fees paid to PricewaterhouseCoopers LLP in 2003 for tax related services amounted to $42,646.

ALL OTHER FEES

Fees paid to PricewaterhouseCoopers LLP and Raymond Chabot Grant Thornton in 2002 for professional non-audit services amounted to $1,119,815.

Fees paid to PricewaterhouseCoopers LLP in 2003 for professional non-audit services amounted to $31,394.

AUDIT AND NON-AUDIT SERVICES PRE-APPROVAL POLICY

The Audit Committee of the Board of Directors of the Corporation adopted in April 2003 the Audit and Non-Audit Services Pre-Approval Policy that may be found on our web site at www.domtar.com/corporate_section/.

The Audit Committee regularly reviews and determines whether specific projects or expenditures with the Company’s independent auditors, PricewaterhouseCoopers LLP and their affiliates, potentially affect their independence. The Audit Committee’s policy is to pre-approve all audit and permissible non-audit services provided by PricewaterhouseCoopers LLP. Pre-approval is generally provided by the Audit Committee for up to one year, is detailed as to the particular service or category of services to be rendered, and is generally subject to a specific budget. The Audit Committee may also pre-approve additional services or specific engagements on a case-by-case basis. Management is required to provide quarterly updates to the Audit Committee regarding the extent of any services provided in accordance with this pre-approval, as well as the cumulative fees for all non-audit services incurred to date.

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

Registrant:	Domtar Inc.

By:	/s/ Razvan L. Theodoru Razvan L. Theodoru Corporate Secretary

Date:	April 1, 2004