Form 40-F/A
period 2003-12-31
DOMTAR INC /CANADA
filed 2004-05-18
CIK 819817

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F/A

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

Canada

(Province or other jurisdiction of incorporation or organization)

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

8¾ Notes due 2006, 9½% Debentures due 2016, 7.875% Notes due 2011, 5.375% Notes due 2013

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual Information form	☐	Audited annual financial statements

[cover continued on next page]

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares — 228,868,629 shares

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

April 29, 2004

Item 2 — CORPORATE STRUCTURE
(1) Incorporation of Issuer
(2) Subsidiaries
Item 3 — GENERAL DEVELOPMENT OF THE BUSINESS
Business Profile
Strategic Initiatives
Business Strategy
Item 4 — NARRATIVE DESCRIPTION OF THE BUSINESS
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
Certification
Certification
Certification
Certification

Item 2 — CORPORATE STRUCTURE

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

     In this Annual Information Form (“AIF”), the “Corporation” refers to Domtar Inc. and “Domtar”, “we” “our” and “us” refers to the Corporation together with one or more of its subsidiaries but excludes interests in joint ventures, namely Norampac Inc. (“Norampac”), a 50%-owned corporation. Domtar’s investment in Norampac is accounted for by the proportionate consolidation method and, accordingly, “consolidated” refers to Domtar consolidated with its 50% share in Norampac and any other joint ventures. In this AIF, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes, and the term “tonne” of the symbol “MT” refers to a metric ton. The Corporation’s registered and principal office is at 395 de Maisonneuve Boulevard West, Montreal, Quebec H3A 1L6. Unless otherwise specified, all dollar amounts are denominated in Canadian dollars.

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

Item 3 — GENERAL DEVELOPMENT OF THE BUSINESS

Business Profile

     Our reporting segments correspond to our following business activities: Papers, Paper Merchants and Wood. In addition, our 50% investment in Norampac corresponds to the Packaging segment. For the year ended December 31, 2003, our consolidated sales were $5.2 billion.

     Papers. We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper mills in Canada and five in the United States, with an annual production capacity of approximately 2.7 million tons of paper, complemented by strategically located warehouses and sales offices. Approximately 50% of our paper production capacity is located in the United States, and approximately 90% of our paper sales are made to customers in the United States. Uncoated and coated freesheet papers, our principal products, are used for business, commercial printing and publication, and technical and specialty applications. We sell paper primarily through a large network of owned and independent merchants that distribute our paper products from over 350 locations throughout North America. We also sell our products to a variety of customers including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp that we produce in excess of our internal requirements. We also purchase pulp to optimize paper production and freight costs. At December 31, 2003, our net market pulp position (shipments less purchases) was approximately 640,000 tons. Our Papers business is our most important segment and represented 58% of our consolidated sales in 2003, or 64% when including sales of Domtar paper through our own Paper Merchants business.

     Paper Merchants. Our Paper Merchants business comprises the purchasing, warehousing and marketing of various products made by us and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Our Canadian paper merchants operate a total of eight branches in eastern Canada (three by Buntin Reid in Ontario, two by JBR/La Maison du Papier in Quebec and three by The Paper House in the Atlantic Provinces) while our US paper merchant (Ris Paper) services a large customer base from 20 locations, including 17 distribution centres, in the Northeast, Midwest and the Mid-Atlantic regions of the United States. Our Paper Merchants business represented 23% of our consolidated sales in 2003, or 17% when excluding sales of Domtar paper.

     Wood. Our Wood business comprises the manufacturing and marketing of lumber and wood-based value-added products as well as the management of forest resources. We operate 11 sawmills and one remanufacturing facility with an annual capacity of 1.1 billion board feet. We also have investments in four businesses that produce wood products. We seek to optimize 22 million acres of forestlands, for which we are responsible, in Canada and the United States through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 7% of our consolidated sales in 2003.

     Packaging — Norampac. Our Packaging business comprises our 50% ownership interest in Norampac, a joint venture between Domtar Inc. and Cascades Inc. The Board of Directors of Norampac is composed of four representatives each from Domtar Inc. and Cascades Inc. The Chairman of the Board is a Domtar Inc. representative while the President and CEO is a Cascades Inc. representative. Norampac’s debt is non-recourse to us. As required by Canadian GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method. Norampac’s network of 25 corrugated packaging plants, strategically located across Canada and the United States, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac’s eight containerboard mills (located in Ontario, Quebec, British Columbia, New York State and northern France) for a combined annual capacity of approximately 1.6 million tons. Our Packaging business represented 12% of our consolidated sales in 2003.

Strategic Initiatives

     Since 1997, under the leadership of our current senior management team, we have implemented a series of strategic initiatives designed to reposition our company in order to enhance shareholder value and to increase our customers’ loyalty to us by meeting their quality and service needs.

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

(4)  Acquisition of Four Paper Mills. On August 7, 2001, we acquired four integrated pulp and paper mills in the United States for US$1.65 billion ($2.53 billion) in cash (the “2001 Acquisition”). The 2001 Acquisition doubled the size of our annual paper production capacity to approximately 2.7 million tons and consolidated our position in the uncoated freesheet market by giving us critical mass.

(5) Rationalization of Production Facilities. We have made an ongoing commitment to adjust production to meet our customers’ needs as well as maintain operational flexibility and a competitive manufacturing base.

     In March 2002, we announced the immediate shutdown of a paper machine at the Nekoosa, Wisconsin, paper mill and the shutdown of the St. Catharines, Ontario paper mill, which took place in September 2002. These shutdowns permanently curtailed 80,000 tons of paper production and resulted from a review of overall paper machine capacity, market demand and respective paper manufacturing costs across all our mills.

     On November 29, 2002, we announced the permanent closure of our wood remanufacturing facility in Daveluyville, Quebec, and our hardwood lumber operation in Sault Ste. Marie, Ontario (both of which were subsequently sold in March and April of 2003, respectively). These actions resulted from our decision to concentrate our remanufacturing operations at the Sullivan mill in the Abitibi region of Quebec, to exit the hardwood lumber business and to focus our efforts on improving the efficiency of our softwood lumber mills.

     In early 2004, we announced the shut down of one of the two paper machines at our Vancouver mill, resulting in the permanent curtailment of 45,000 tons of paper manufacturing capacity. This initiative was part of a review of our Papers operations to improve operational flexibility and our competitive position through an extensive benchmarking of best practices. The profitability of our Canadian pulp and paper mills has been negatively affected by weak product pricing and the decline in the value of the US dollar, during 2003, compared to the Canadian dollar. This review also resulted in the announcement of the elimination of approximately 415 jobs over the next three years within our Papers operations.

Business Strategy

     Our overall strategic objective is to be a world leader in the paper industry, particularly in uncoated freesheet. We have developed our business strategies around three pillars: meeting and anticipating the ever changing needs of customers, providing our shareholders with attractive returns, and fostering a dynamic and creative environment for our employees in which shared human values and personal commitment prevail.

     Our business strategies are to continue to:

•	meet the needs of our customers in order to enhance customer loyalty;

•	improve the productivity of our mills and the quality of our products and services;

•	broaden our distribution capabilities;

•	grow through acquisitions and alliances within our area of expertise;

•	maintain strict financial discipline;

•	support the personal growth and participation of employees; and

•	maintain our good citizenship.

     Through these strategies, we aim to be one of the most attractive investments in the North American basic materials sectors by providing superior returns to our shareholders.

Item 4 — NARRATIVE DESCRIPTION OF THE BUSINESS

Industry Segment and Geographic Area Information

     Financial information pertaining to Domtar’s consolidated industry and geographical segments and export sales is presented in Note 24 of the Consolidated Financial Statements of the Corporation for the year ended December 31, 2003 (the “2003 Consolidated Financial Statements”), which are incorporated herein by reference.

Description of Our Business

     Domtar’s reporting segments correspond to our following business activities: Papers, Paper Merchants and Wood. In addition, our 50% investment in Norampac corresponds to the Packaging segment.

Papers

     We produce, market and distribute a wide range of fine paper products to a variety of consumers that includes paper merchants, business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. We have an annual production capacity of approximately 2.7 million tons of paper. In addition, we sell pulp that we produce in excess of our internal requirements.

     The following table sets forth Domtar’s trade shipments of paper and market pulp for the years indicated:

	Year ended December 31,

	2003	2002	2001(1)	2000	1999

Paper (thousands of tons)	2,499	2,613	1,828	1,380	1,354
Market pulp (thousands of tons)	769	789	505	373	446

(1)	The shipment statistics for 2001 contain 5 months of shipments for the integrated pulp and paper mills acquired in 2001 — 497,000 tons of paper and 194,000 tons of pulp.

     Our principal product categories consist of business papers, commercial printing and publication papers, and technical and specialty papers. The following chart illustrates our principal paper products and our annual paper production capacity by type, grade and application.

Categories	Business Papers				Commercial Printing and Publication Papers						Technical and Specialty Papers

Types	Uncoated Freesheet								Coated Freesheet		Uncoated and Coated Freesheet

Grades	•	Copy	•	Premium imaging/ Technology papers	• •	Offset Business converting	• • •	Lightweight Opaques Text, cover and writing	• • •	Lightweight Premium Regular	• • • • • •	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables

Applications	• • •	Photocopies Office documents Presentations			• • • • •	Pamphlets Brochures Direct mail Commercial printing Forms & envelopes	• • • • •	Stationery Brochures Annual reports Books Catalogues	• • • • •	Brochures Annual reports Books Magazines Catalogues	• • • • •	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers

Capacity*	As at March 31, 2004			approximately 2.7 million tons

		0.9 million tons 33%		0.2 million tons 7%		0.5 million tons 19%		0.4 million tons 15%		0.3 million tons 11%		0.4 million tons 15%

*	The allocation of production capacity may vary from year to year in order to take advantage of market conditions. The production capacity reflects the decision we made on December 24, 2003 (announced on January 8, 2004) to close one paper machine at our Vancouver, British Columbia mill resulting in the permanent curtailment of 45,000 tons of paper manufacturing capacity.

     Our business papers consist principally of uncoated freesheet papers, such as copy and premium imaging papers used in photocopy machines, laser and inkjet printers. These products are principally for home and office use and represent about 40% of our production.

     Our commercial printing grade papers include uncoated freesheet papers, such as offset papers, opaque offset and a variety of coated printing papers. These grades are used in sheet and roll fed offset presses across the spectrum of commercial printing end uses. Our publication papers include tradebook and lightweight uncoated and coated papers used principally in book publishing applications such as textbooks, dictionaries, bibles, magazines, hard cover novels and financial printing. Design papers, a sub-group of commercial printing and publication papers, have distinct features of colour, brightness and texture and are targeted towards graphic artists in design and advertising agencies, for use primarily in special brochures and annual reports. Commercial printing and publication papers represent 45% of our production.

     We also produce paper for several technical and specialty markets. These technical and specialty papers consist primarily of base stock used by the flexible packaging industry in the production of food and medical packaging and other specialty papers for various other industrial applications, including base stock for sandpaper and wallpaper, base stock for medical gowns, drapes and packaging, and transfer paper for printing processes. We also participate in several converting grades for specialty and security applications. These technical and specialty papers represent about 15% of our production.

Product Development

     We pursue product development opportunities in order to provide customers with new or enhanced products. We annually target specific improvements for profitability and volume of new product sales. New product ideas are proactively sought and rewarded throughout the organization. Ideas are screened in a disciplined process that prioritizes and plans activities to maximize benefits and minimize development costs and time to market. Technical and specialty papers are often created in partnership with product manufacturers and sold to them directly. Our various manufacturing capabilities provide us with flexibility to develop specialized products at a competitive cost advantage over the life cycle of the products. During 2003, we shipped 82,000 tons of products that have been developed since 2000, accounting for about 3% of our total paper shipments. We also support fundamental research at several universities and through research institutions such as the Pulp and Paper Research Institute of Canada.

Customers and Distribution

     The following chart illustrates our channels of distribution for our paper products:

				Commercial Printing and		Technical and
Category	Business Papers			Publication Papers		Specialty Papers

Domtar sells to:	Merchants	Original Equipment Manufacturers	Retailers	Merchants	Converters	Converters
Customer sells to:	Retailers / Printers / End-users	End-users / Retailers	End-users / Printers	Printers /Converters/ End-users	Retailers / Merchants	End- users

     Generally, we sell business papers through paper merchants, office equipment manufacturers and retail outlets. We distribute coated and uncoated commercial printing and publication papers to end-users and commercial printers, mainly through paper merchants, as well as selling directly to converters. We sell our technical and specialty products mainly to converters, who apply a further production process such as coating, laminating or waxing to our papers before selling them to a variety of specialized end-users.

     Our customer service personnel work closely with sales, marketing and production staff to provide service and support to merchants, converters and end-users. We promote our products directly to end-users and others who influence paper purchasing decisions in order to enhance brand recognition and increase product demand. In addition, our sales representatives work closely with mill-based new product development personnel and undertake joint marketing initiatives with customers in order to better understand our customers’ businesses and needs and to support their future requirements.

     We distributed about 66% of our paper products in 2003 through a large network of paper sales merchants, two of which we own (See Paper Merchants), operating from over 350 locations throughout North America. Paper merchants, who sell our products to their own customers, represent our largest group of customers. During 2003, we made approximately 90% of our paper sales to customers in the United States, with the remainder in Canada.

     In connection with the 2001 Acquisition, we signed a distribution agreement with Georgia-Pacific Corporation (“GP”) to sell up to 748,000 tons of paper, principally printing and imaging, per year to GP and its then wholly-owned subsidiary Unisource Worldwide, Inc. (“Unisource”). A part of this quantity is not subject to firm commitments by GP or Unisource. This contract matures in 2006. In November 2002, part of the distribution agreement was assigned to Unisource in conjunction with the sale of a majority interest in Unisource by GP. GP has agreed to guarantee the performance of Unisource for the portion of the contract which was assigned.

     We sell market pulp to customers in North America through a centrally located sales force. We also sell market pulp to overseas customers through commission agents. We maintain pulp supplies at strategically located warehouses, which allows us to respond to orders on short notice. In 2003, approximately 11% of our sales of market pulp were made in Canada, 58% were made in the United States and the remaining 31% in Mexico and overseas. We also purchase pulp to optimize paper production and freight costs. At December 31, 2003, our net market pulp position (shipments less purchases) was approximately 640,000 tons.

     In order to better respond to customer needs and improve the flexibility of our production network, we are implementing an integrated resource management system. Progressively introduced since July 2003, this system aims to establish a common platform and database for customer service, integrate production planning processes in the mills and implement common financial processes and standards.

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

     The following table lists the paper production facilities owned and operated by us. The table also indicates the number of paper machines at each facility, the principal products manufactured at each facility, and the approximate annual production capacity of each facility:

Paper Production Facility Locations	Paper Machines	Principal Paper Type	Annual Capacity(1)

			(000,000 tons)
Ashdown, AR	4	Copy, offset and technical	0.9
Windsor, Quebec	2	Copy and offset	0.6
Nekoosa, WI	3	Technical and specialty and uncoated printing	0.1
Port Edwards, WI	4	Technical and specialty and uncoated printing	0.2
Cornwall, Ontario	3	Uncoated and coated printing	0.3
Ottawa-Gatineau, Ontario/ Quebec	3	Coated lightweight	0.2
Vancouver, B.C.	1	Coated printing	0.1
Woodland, ME	1	Copy, offset and technical	0.1
Port Huron, MI	4	Technical and specialty	0.1
Espanola, Ontario	2	Technical and specialty	0.1

Total	27		2.7

(1)	Capacity as at March 31, 2004.

     Our net market pulp position principally results from production at our mills in Ashdown, Arkansas, Espanola , Ontario, Lebel-sur-Quevillon, Quebec and Woodland, Maine.

Power Facilities

     We own power generating facilities at eight locations: Ashdown, Espanola, Lebel-sur-Quevillon, Nekoosa, Port Edwards, Ottawa-Gatineau, Windsor and Woodland. Approximately 55% of our electric power requirements are met by our own facilities. We purchase the balance of our power requirements from local utilities.

Paper Merchants

     Domtar-owned paper merchants operate in the United States and Canada. Ris Paper, which was acquired in July 2000, operates throughout the Northeast, Mid-Atlantic and Mid-West areas from 20 locations, including 17 distribution centres, in the United States. The Canadian business operates as Buntin Reid in three locations in Ontario, Canada; JBR/La Maison du Papier in two locations in Quebec, Canada; and The Paper House in three locations in Atlantic Canada.

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

Wood

     Our Wood business comprises the manufacture and marketing of lumber and wood-based value-added products from our operating facilities in Ontario and Quebec as well as the management of forest resources in Ontario, Quebec, Maine and New York.

     Wood Products. We produce mainly softwood dimensional lumber used primarily in the construction industry. Products include studs and random length lumber in dimensions of 2 inches X 3 inches through 2 inches X 10 inches in lengths of 8 feet to 16 feet. We operate six sawmills and one re-manufacturing facility in Quebec (Matagami, Lebel-sur-Quevillon, Val-d’Or, Malartic, Grand-Remous, Ste-Marie and Sullivan) and five sawmills in Ontario (White River, Chapleau, Timmins, Elk Lake and Nairn Centre). As at March 31, 2004 these facilities had a total lumber capacity of 1.1 billion board feet. In 2003, approximately 94% of the lumber shipped by us was kiln dried.

     The following table sets forth Domtar’s shipments of lumber for the years indicated:

	Year ended December 31,

	2003	2002	2001	2000	1999

Lumber (millions of board feet)	999	1,037	982	1,149	1,087

     We sell substantially all of our softwood lumber in Canada and the United States through our own sales office in Montreal to a wide range of retailers, distributors, manufacturers and wholesalers, who sell to end-users. These wood products are consumed in the home construction, renovation and industrial markets. Our marketing efforts for lumber products are focussed on providing our customers with efficient value added supply chain integration, ensuring a high level of customer satisfaction and achieving a balanced and diversified customer base for our products. In addition, we are focused on increasing the proportion of our sales made under long-term agreements, where applicable. For 2003, approximately 36% of our sales of wood products were made to customers in Canada and 64% were made to customers in the United States.

     In addition to producing dimensional lumber and studs, we manufacture lumber that is graded according to recognized standards, such as Premium, Select, J-Grade and Machine Stress Rated lumber. Domtar also has a 50% interest in a facility in Sault Ste. Marie, Ontario that began manufacturing I-joists in 2002. During the first quarter of 2004, we formed a 50-50 joint venture with Gogama Forest Products Ltd., that created a fully integrated sawmill, kiln and planer operation, in northern Ontario, producing approximately 60 million board feet per year of lumber previously planed at our Sault Ste. Marie facility.

     Forest Resources. We use hardwood and softwood fibre for the production of our papers and softwood for the production of lumber. Our forestry strategy is to optimize wood flows within our fibre supply area and to maximize value and minimize cost while securing adequate wood supply for our operations. We focus both on the delivery of fresh, high-quality recently harvested wood (which is more resistant to staining and insect attack and has a higher moisture content, making it easier for sawmills to maximize the lumber manufactured from each log) and on the sorting of species (which helps maximize fibre use and ensures better quality downstream products).

     We seek to maximize the utilization of timberlands for which we are responsible through efficient forest management and by following sustainable forest-management practices so that the timberlands provide a continuous supply of wood for future needs. Site preparation, planting and harvesting techniques are continually improved through a variety of methods, including tree improvement, silviculture research and computerization. All our forestlands in Canada have received ISO 14001 certification. Such certification requires introducing rigorous documentation, standardized forest management practices and provisions for continuous improvement. We also have received Forest Stewardship Counsel (the “FSC”) certification for our forest management practices on lands in New York State (in 2000) and central Ontario (in 2001). The FSC is an independent non-profit organization that sets internationally accepted standards for environmental sustainability. As a result of this forest certification, we began the manufacture and sale, during 2003, of paper grades certified by the FSC. Forest products may carry the FSC logo only when a required minimum of fibre content is traceable to an FSC-certified forest of origin and is documented by a full chain-of-custody review. In November 2003, Domtar undertook to attain FSC certification for all of its 7.5 million hectares of directly licensed and owned forest lands by 2006, subject to the successful completion of two boreal forest pilot projects.

     Our hardwood and softwood fibre resources are obtained from harvesting rights on public lands with annual allotments of 5.3 million cubic meters, excluding the rights related to Norampac, purchases from third parties and from owned land. We own approximately 400,000 hectares (approximately 1.0 million acres) of forested freehold lands in Quebec, Ontario, Maine and New York with an annual allowable harvest of 0.7 million cubic meters. Fibre supplied from our forestry operations, from third parties operating on our limits and from trades of fibre with third parties represents approximately 60% of our virgin fibre requirements, with the balance purchased under various contractual arrangements. Our annual allowable harvest in Quebec, derived on a sustained yield basis from public land granted by the Ministry of Natural Resources (Quebec), can supply the logs needed for two-shift operations of our northern Quebec sawmills. The chips produced by these sawmills provide approximately 70% of the fibre requirements of the pulp mill at Lebel-sur-Quevillon, Quebec. In Ontario, we obtain approximately 80% of the wood fibre required for our northern sawmill operations and our Espanola pulp mill pursuant to Sustainable Forest Licences, or SFLs, that have been granted by the Ontario Ministry of Natural Resources. Most of the by-product volume (sawdust and shaving) is sold to manufacturers of engineered wood and paperboard. Access to harvesting of fibre on public lands in Quebec and Ontario is subject to review by the respective governmental authorities. There is no assurance that access to fibre will continue at the same levels achieved in the past.

     Our fine paper mills at Windsor, Quebec, and Cornwall, Ontario, which consume hardwood fibre, are located in areas where the fibre supply is adequate to sustain all current fibre requirements. The Windsor mill consumes hardwood fibre originating from a variety of sources, including our private lands in Canada, contracts with Quebec wood producers’ marketing boards and purchases on the open market in Canada and the United States. The mill at Cornwall consumes hardwood fibre obtained mainly from open-market purchases both in Canada and the United States, with the balance from our private lands in Canada and the United States and pursuant to certain volume agreements with the provincial government on public lands in southeastern Ontario.

     The primary fibre used by our pulp and paper mills in the United States is hardwood, which is readily available in the market from multiple third-party sources. Our Ashdown mill is supplied with fibre under a procurement contract, which matures later in 2004. If this contract is not renewed, we believe that alternate sources of fibre are readily available. The Wisconsin and Woodland mills rely on a combination of long-term supply contracts, wood lot management arrangements, advance stumpage purchases, and spot market purchases in their procurement strategy.

Packaging — Norampac

     Packaging consists of our 50% investment interest in Norampac, a joint venture. We account for our 50% interest in Norampac using the proportionate consolidation method. We do not manage the day-to-day operations of Norampac.

     Norampac operates eight containerboard mills, five of which are located in Ontario and Quebec, one in British Columbia, one in New York State and one in northern France. The combined capacity of Norampac’s containerboard mills is approximately 1.6 million tons. These mills use a mix of recycled and virgin fibre to produce both standard and high performance grades of linerboard and corrugated medium and gypsum board in a wide range of basis weights. Through its corrugated packaging plant operations, Norampac converts approximately 60% of its North American containerboard production, directly or indirectly, into corrugated containers. The remaining containerboard production is sold to other converters in North America, Europe and other export markets.

     Norampac’s network of 25 corrugated packaging plants, strategically located across Canada and the United States, produces a broad range of products for sale to both regional and national customers in a variety of industries, including the food, beverage and consumer products industries. These plants produce a wide range of products, from corrugated boxes and containers for shipping and packaging, to specialty products such as intricate die-cut irregular size boxes, moisture resistant wax-coated and wax impregnated boxes, corrugated pallets, protective packaging products and litho-laminated point-of-purchase products. Norampac also provides customers with services such as graphic design and computer-aided sample making. Norampac’s containerboard mills supply essentially all of the containerboard requirements of the converting plants directly or indirectly.

Employee Relations

     As of Dec. 31, 2003 we have approximately 7,000 employees in Canada of which approximately 5,000 are unionized, and approximately 4,000 employees in the United States of which approximately 2,700 are unionized.

     The bulk of the collective agreements covering the Papers segment in Canada were last renewed in 1999 for four to six year terms. In November 2003, employees at our Vancouver paper mill went on strike after rejecting our offer for the renewal of their collective agreement. In January 2004, the strike was resolved and a new five-year labor agreement was signed with CEP union members. Certain collective agreements for the facilities located in Cornwall, Ottawa-Gatineau, Espanola and Lebel-sur-Quevillon are due for renewal in 2004. The agreement at the Windsor mill is due for renewal in 2005.

     Collective agreements in the United States covering unionized employees at the Ashdown and Woodland mills were renewed for six-year terms at the end of 2001. In the third quarter of 2003, new six-year labor agreements were signed with PACE union members at our Port Huron, Port Edwards, and Nekoosa mills. Four collective agreements covering more than 300 employees at the Wisconsin mills are being negotiated or due for renewal in 2004.

     Within the Paper Merchants segment, two agreements covering about 50 employees in Canada were recently renewed for a four-year term. One other location in the United States renewed its collective agreements for three and four years terms. Agreements covering approximately 100 employees at two Paper Merchant locations in the United States and four locations in Canada are being negotiated or are due for renewal in 2004.

     Within the Wood segment, agreements were concluded with unions in 2000, 2001 and 2002 at the majority of sawmill locations for terms of seven to ten years. During 2003, unionized employees at the Grand-Remous sawmill ratified a new collective agreement for a six-year term and unionized forest employees in Espanola ratified a new four-year agreement.

     Other significant labour disputes experienced within the past five years were an eight-month strike at the Nairn Centre sawmill ending in 2001 and a seven-month strike by forestry workers at our Espanola mill during 1999.

     Our business strategies include supporting the personal growth and participation of employees. We encourage employees to be involved in workshops aimed at producing better performance, greater operating efficiencies or safer operating procedures.

     We continue to be committed to ensuring that safe operating practices are established, implemented and maintained throughout our organization. All of our operations have active health and safety programs in place.

Environmental Matters

     We are subject to American and Canadian environmental laws and regulations for effluent and air emissions, harvesting, sylviculture activities, waste management and groundwater quality, among others. These laws and regulations require us to obtain and comply with authorization requirements of the appropriate governmental authorities who exercise considerable discretion for authorization issuances and their timing. Failure to comply with applicable environmental laws, regulations and permit requirements may result in fines, penalties or enforcement actions by the authorities, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and negatively impact our financial results and financial condition. Changes to environmental laws and regulations and/or their application may require us to make significant expenditures that could negatively impact our financial results and financial condition but we do not anticipate that compliance will have a material adverse effect on our competitive position.

     We continue to take remedial action under our Care and Control Program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment and groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, technological developments and the allocation of liability among potentially responsible parties. As at December 31, 2003, we had a provision of $65 million (2002 — $73 million) for environmental matters. Additional costs, not known or identifiable, could be incurred for remediation efforts. As at December 31, 2003, anticipated payments in each of the next five years, in respect to the environmental provision, are as follows:

($ millions)	2004	2005	2006	2007	2008	Thereafter	Total

Environmental provision	20	13	3	3	4	22	65

     Environmental expenditures are expensed or capitalized depending upon their future economic benefit. In the normal course of business, we incur certain operating costs for environmental matters which are expensed as incurred. Expenditures for property, plant and equipment that prevent future environmental contamination are capitalized. In 2003, Domtar’s operating expenditures for environmental matters amounted to $61 million (2002 — $55 million; 2001 — $43 million). We are not able to estimate the amount of operating expenditures that may be required, beyond 2003, for environmental compliance.

     In 2003, Domtar made environmental capital expenditures of $5 million (2002 — $8 million; 2001 — $16 million) for the improvement of air emissions, effluent treatment and remedial actions to address environmental compliance.

     The pulp and paper industry in the United States is subject to the Cluster Rules that further regulate effluent and air emissions. We presently comply with all current regulations and anticipate spending approximately $44 million over the next three years to meet further Cluster Rule requirements.

     As at December 31, 2003, anticipated capital expenditures in each of the next five years, in respect to Cluster Rule requirements, are as follows:

($ millions)	2004	2005	2006	2007	2008	Thereafter	Total

Cluster Rule obligations	13	29	2	—	—	—	44

     In 2004, we expect to capitalize approximately $20 million for environmental projects, including the $13 million for Cluster Rule obligations. We are not able to estimate the total amount of capital expenditures (other than Cluster Rule obligations) that may be required, beyond 2004, for environmental compliance.

     Norampac spent approximately $4 million on capital expenditures in respect to the environment in 2003 and estimates that approximately $8 million will be spent in 2004 on environmental expenditures (of which 50% will be recorded in our consolidated financial statements).

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

Environmental Regulations

     We are subject to American and Canadian environmental laws and regulations for effluent and air emissions, harvesting, sylviculture activities, waste management and groundwater quality, among others. These laws and regulations require us to obtain and comply with authorization requirements of the appropriate governmental authorities who exercise considerable discretion for authorization issuances and their timing. Failure to comply with applicable environmental laws, regulations and permit requirements may result in fines, penalties or enforcement actions by the authorities, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and negatively impact our financial results and financial condition. Changes to environmental laws and regulations and/or their application may require us to make significant expenditures that could negatively impact our financial results and financial condition.

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

Lumber Export Duties

     Our Wood sales represented 7% of our consolidated sales in 2003 and we exported approximately 57% of our softwood lumber products to the United States.

     The United States Department of Commerce announced that it had imposed cash deposit requirements on the Canadian softwood lumber industry with a final aggregate countervailing and antidumping rate of 27.22%, that is, 18.79% for countervailing and 8.43% for antidumping. Since May 22, 2002, based upon a final decision of the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian government has challenged both the countervailing and antidumping rates with the World Trade Organization and the North American Free Trade Agreement. We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of antidumping and countervailing duty applications or any new arrangements between the United States and Canada.

Legal Proceedings

     In the normal course of our operations, we become involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims, and labour issues. While the final outcome with respect to actions outstanding or pending as at March 31, 2004 cannot be predicted with certainty, it is our belief that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

     In April 2003, the Canadian Competition Bureau (the “Bureau”) began an investigation of Canada’s major distributors of carbonless paper and other fine paper products, including our Paper Merchants in Canada. In March 2004, the Bureau expanded its investigation to include dealings between the Corporation and Xerox Canada Limited. Although the investigation is continuing, we cannot predict the outcome of this investigation or the impact, if any, it may have on us.

Item 5 — SELECTED CONSOLIDATED FINANCIAL INFORMATION

Three-Year Consolidated Financial Information
(in millions of Canadian dollars except per share amounts)

	2003	2002	2001

Sales(1)	$5,167	$5,859	$4,636
Operating profit (loss)(2)	(92)	384	313
Operating profit, excluding unusual items(2)	135	447	313
Net earnings (loss)	(190)	141	140
Net earnings, excluding unusual items(2)	5	183	101
Total assets (at end of year)	5,855	6,847	7,055
Long-term debt (excluding current portion) (at end of year)	2,054	2,444	2,883
Cash flows from operating activities	348	677	727
Per Common Share:
Net earnings (loss) Basic	(0.84)	0.62	0.72
Basic, excluding unusual items(2)	0.02	0.80	0.52
Diluted	(0.84)	0.61	0.72
Cash flows from operating activities(3)	1.53	2.98	3.80
Cash dividends declared on common shares	0.22	0.14	0.14

(1)	The sales for the three years ended December 31, 2003, 2002, and 2001, reflect a reclassification of the delivery costs and the countervailing and antidumping duties from “Sales” to “Cost of sales”. For the year ended December 31, 2003 delivery costs and countervailing and antidumping duties amounted to $390 ($369 — 2002 and $259 — 2001).

(2)	Operating profit (loss), operating profit excluding unusual items, net earnings excluding unusual items and net earnings per share excluding unusual items are non-GAAP measures. Operating profit (loss) is a non-GAAP measure that is calculated within the body of Domtar’s financial statements. Domtar believes that this non-GAAP measure enables it to compare its results between periods without regard to debt service or income taxes. Operating profit (loss) has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation. Domtar’s results include unusual items affecting the comparability of its results between periods. To measure its performance and that of its business segments from period to period without variations caused by special or unusual items, Domtar focuses on Operating profit excluding unusual items, net earnings excluding unusual items and net earnings per share excluding unusual items. Measures excluding unusual items are non-GAAP measures and are calculated within the “Items affecting the comparability of the Selected Consolidated Financial Information” table. Domtar defines unusual items as items such as charges for: impairment of assets, facility or machine closures, changes in income tax legislation, debt restructuring and other significant items of an unusual or non-recurring nature. Domtar believes that it is useful for investors and other users to be aware of these non-GAAP measures as these provide then with a measure of performance to compare its results between periods without regard to unusual items. These measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

(3)	Cash flows from operating activities per common share is a non-GAAP measure which is determined by dividing Cash flows from operating activities, on the Consolidated Cash Flow, by the weighted number of common shares outstanding (basic). This measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation. Domtar believes that this non-GAAP measure is useful for investors and other users to analyze its performance.

Items affecting the comparability of the Selected Consolidated Financial Information:
(in millions of Canadian dollars except per share amounts)

Unusual items	2003			2002			2001

	Operating	Net	Net earnings			Net		Net
	profit	earnings	(loss) per	Operating	Net	earnings per	Net	earnings
	(loss)	(loss)	share	profit	earnings	share	earnings	per share

As per GAAP(1)	(92)	(190)	(0.84)	384	141	0.62	140	0.72
Exclude unusual items:
Impairment loss	201	135	0.59	—	—	—	—	—
Change in income tax legislation	—	31	0.14	—	—	—	(39)	(0.20)
Closure costs	24	16	0.07	63	42	0.18	—	—
Refinancing expenses	—	12	0.05	—	—	—	—	—
Write-off of deferred transaction costs	2	1	0.01	—	—	—	—	—

	227	195	0.86	63	42	0.18	(39)	(0.20)

Excluding unusual items	135	5	0.02	447	183	0.80	101	0.52

(1)	Excepting for operating profit (loss), which is a non-GAAP measure.

     In 2003, we conducted an impairment study of the long-lived assets at our Lebel-sur-Quevillon pulp mill as a result of past operating losses at this facility and our assessment of the impact of a weaker U.S. dollar and market trends on this facility. Following this study, we recorded an impairment loss of $201 million ($135 million net of income taxes or $0.59 per common share) on the net book value of property, plant and equipment of this mill. (See Note 3 in the Notes to the December 31, 2003 Consolidated Financial Statements).

     In 2003, we increased our income tax expense by $31 million ($0.14 per common share) as a result of an increase in statutory enacted future income tax rates and a corresponding revaluation of future income tax assets and liabilities.

     In 2002, we recorded a $45 million ($30 million net of income taxes or $0.13 per common share) charge reflecting a $14 million write-down of property, plant and equipment pertaining to the closure of our St. Catharines paper mill, and a $31 million provision for other commitments and contingencies related to the closure. Furthermore, the 2002 results included a charge of $18 million ($12 million net of income taxes or $0.05 per common share) reflecting a $13 million write-down of property, plant and equipment pertaining to the closure of our Daveluyville and Sault Ste. Marie wood products facilities, and a $5 million provision for other commitments and contingencies related to these closures. However, our 2003 results included a $5 million ($3 million net of income taxes or $0.01 per common share) reversal of certain costs pertaining to the closure of our St. Catharines paper mill, largely as a result of changes to the initial approach to dismantling the mill. (See Note 6 in the Notes to the December 31, 2003 Consolidated Financial Statements).

     In 2003, we decided to permanently shut down one of the two paper machines at our Vancouver mill. The decision to close the paper machine resulted in a charge of $29 million ($19 million net of income taxes or $0.08 per common share), including $23 million pertaining to the write-down to the estimated net realizable value of property, plant and equipment, a provision of $5 million for severance and related costs (for 85 employees) that were contractual obligations at the time of the decision and a $1 million charge related to the write-off of certain inventory items and spare parts to their net recoverable amounts. The closure will also require further costs in 2004 and 2005, which will be recognized as incurred, related to equipment removal estimated at $2 million net of salvage proceeds and other employee related costs estimated at $1 million for an additional $3 million ($2 million net of income taxes or $0.01 per common share). The total of the 2003 to 2005 costs is estimated to be $32 million ($21 million net of income taxes or $0.09 per common share). As at December 31, 2003, the balance of the provision was $5 million. (See Note 6 in the Notes to the December 31, 2003 Consolidated Financial Statements).

     In 2003, we wrote off $7 million ($5 million net of income taxes or $0.02 per common share) of deferred financing costs. These deferred financing costs were initially capitalized in connection to upfront fees and costs related to our bank term loan. With the partial repayment of this bank term loan following a US$350 million senior debt offering under a shelf registration statement in November 2003, the related deferred financing fees and costs were written off in proportion to the repayment. In 2003, an additional $10 million ($7 million net of income taxes or $0.03 per common share) charge was recorded following the refinancing of substantially all of Norampac’s credit facilities and long-term debt.

     In 2003, our results included a $2 million ($1 million net of income taxes or $0.01 per common share) charge relating to the write-off of costs incurred with respect to a potential joint venture transaction with Tembec Inc. that was not completed.

     During 2002, Domtar shut down a paper machine at its Nekoosa paper mill, acquired in 2001, as a result of a study, which was part of the original plan upon acquisition. In accordance with Canadian Institute of Chartered Accountants (“CICA”) recommendations, charges related to the closure of this paper machine have been accounted for as part of the purchase price allocation of the assets acquired and liabilities assumed as of the acquisition date and thus do not affect the results for the year ended December 31, 2002. (See Note 6 in the Notes to the December 31, 2003 Consolidated Financial Statements).

     On January 1, 2002, Domtar adopted the new CICA recommendations relating to the accounting for stock-based compensation and other stock-based payments. (See Note 2 in the Notes to the December 31, 2003 Consolidated Financial Statements).

     On January 1, 2002, Domtar adopted the new CICA recommendations relating to the accounting for goodwill and other intangible assets that require intangible assets with an indefinite life and goodwill to no longer be amortized and be tested annually for impairment. (See Note 2 in the Notes to the December 31, 2003 Consolidated Financial Statements).

     In August 2001, Domtar acquired the assets of 4 integrated paper mills in the United States. (See Note 5 in the Notes to the December 31, 2003 Consolidated Financial Statements).

     A detailed explanation of factors impacting year over year comparability is contained in Management’s Discussion and Analysis set forth on pages 38 to 71 of the Corporation’s Annual Report (Financial section) for the financial year ended December 31, 2003.

Dividends

     During each of the years indicated, the Corporation declared the following dividends:

	2003	2002	2001

Aggregate dividends (millions of Canadian dollars)
Series A Preferred Shares	$0.20	$0.20	$0.20
Series B Preferred Shares	1.4	1.3	2.2
Common Shares	49.1	31.8	26.9
Dividends per share (Canadian dollars per share)
Series A Preferred Shares	$2.25	$2.25	$2.25
Series B Preferred Shares	0.86	0.75	1.18
Common Shares	0.22	0.14	0.14

     Regular quarterly dividends on the outstanding Series A and Series B Preferred Shares were paid throughout the three-year period ended December 31, 2003. Cash dividends on common shares have been paid since January 1996. A quarterly dividend of $0.06 per share has been declared and paid since April 2003, when it was increased from $0.035 per share. This increase was the first step towards our goal of paying a dividend of approximately 20% of normalized net earnings over a business cycle, provided we are able to maintain a strong balance sheet.

     Agreements related to the Corporation’s 10.85% Debentures due 2017 and 10% Debentures due 2011 contain covenants restricting the payment of dividends on its shares (other than stock dividends) and the purchase, redemption, reduction or other payment with respect to shares of its capital stock, none of which restrict the payment of dividends on or the satisfaction of mandatory retirement provisions with respect to the Series A Preferred Shares and the Series B Preferred Shares. No dividends may at any time be paid or declared and set apart for payment on the Common Shares unless all accumulated dividends, where applicable, on the Series A Preferred Shares and the Series B Preferred Shares have been paid or declared and set apart, including the current quarterly instalment of dividends.

Item 6 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF ANNUAL RESULTS OF OPERATIONS

     A discussion of our results of operations and an analysis of our financial position is contained in Management’s Discussion and Analysis set forth on pages 38 to 71 of the Corporation’s Annual Report (Financial section) for the financial year ended December 31, 2003.

Item 7 — MARKET FOR THE SECURITIES OF THE ISSUER

     The Common Shares, Series A Preferred Shares and Series B Preferred Shares of the Corporation are listed on the Toronto Stock Exchange. The Common Shares are also listed on the New York Stock Exchange.

Item 8 — DIRECTORS AND OFFICERS

     As of April 29, 2004, the names, municipalities of residence, positions with the Corporation and principal occupations of the directors of the Corporation, and the period during which each director has served as such, are as follows:

		Served as Director
		of the Corporation
Name	Principal Occupation	since

Paul-Henri Couture Laval, Quebec	Vice-President of Capital d’Amérique CDPQ Inc. (investment company), a wholly owned subsidiary of Caisse de dépôt et placement du Québec	1994

Louis P. Gignac Longueuil, Quebec	President and Chief Executive Officer of Cambior Inc. (mining)	1995

Claude R. Lamoureux Toronto, Ontario	President and Chief Executive Officer of the Ontario Teachers’ Pension Plan Board (pension fund management)	1992

Jacques Laurent Montreal, Quebec	Partner, Borden Ladner Gervais, LLP (lawyers)	1996

Brian M. Levitt Montreal, Quebec	Chairman of the Board of Directors of the Corporation; Co-Chair and Partner, Osler, Hoskin & Harcourt (lawyers)	1997

Gilles Ouimet Montreal, Quebec	Chairman of the Board of Directors of Pratt & Whitney Canada (aircraft engines)	2004

Louise Roy Montreal, Quebec	Associate Fellow of CIRANO (liaison and transfer organization)	1997

Raymond Royer Montreal, Quebec	President and Chief Executive Officer of the Corporation	1996

Edward J. Waters Greenwich, Connecticut	Chairman, President and Chief Executive Officer of Cape & Islands Investment Company Ltd. (investment banking)	1982

     The above-mentioned directors have held their principal occupation or held executive positions with the same firm or affiliated firms for the past five years, except as follows: Mr. Jacques Laurent was, prior to November 2003, Chairman of the Board of Hydro-Québec prior to November 2001, senior partner at Gowling Lafleur Henderson (lawyers) and, prior to November 1998, partner at Guy & Gilbert (lawyers); Mr. Brian M. Levitt was, prior to February 2000, President and Chief Executive Officer of Imasco Limited (consumer goods and services); Ms. Louise Roy was, prior to December 2002, Vice-President Marketing and Commercial Services and Representative in Canada of the International Air Transport Association (IATA) and, prior to July 2000, President and Chief Executive Officer of Télémedia Inc. (communications); and Mr. Edward J. Waters was, prior to December 1999, Financial Consultant.

     The term of each director runs from the time of his election to the next succeeding annual meeting of shareholders. The table below indicates the committees of the Board of Directors, with their respective membership as of April 29, 2004:

AUDIT COMMITTEE	Louis P. Gignac — Chairman Claude R. Lamoureux Jacques Laurent Gilles Ouimet

HUMAN RESOURCES COMMITTEE	Brian M. Levitt — Chairman Paul-Henri Couture Louise Roy

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	Claude R. Lamoureux — Chairman Jacques Laurent Edward J. Waters

ENVIRONMENT AND HEALTH AND SAFETY COMMITTEE	Jacques Laurent — Chairman Gilles Ouimet Louise Roy Raymond Royer

PENSION COMMITTEE	Claude R. Lamoureux — Chairman Brian M. Levitt Raymond Royer Edward J. Waters

     The Articles of the Corporation provide that the Board of Directors shall consist of not less than three and not more than twenty-one directors with the specific number to be determined by the Board of Directors from time to time. The number of directors was last established by resolution of the Board at nine and, accordingly, nine nominee directors were elected at the Annual Shareholders’ Meeting held on April 29, 2004 (the “Meeting). The size of the Board, being nine directors compared to twelve directors in 2003, results from the new rules for board independence adopted by the Toronto and New York Stock Exchanges; as a result, four members of the Corporation’s Board last year did not stand for re-election at the Meeting. The Board of Directors proposed one new nominee director for election at the Meeting while the Nominating and Corporate Governance Committee continues to search for and consider potential candidates for recommendation as directors. At the Meeting, the shareholders approved an amendment to the Articles of the Corporation so as to provide the Board of Directors with the flexibility to make subsequent appointments in the future. The Corporation is of the view that the flexibility afforded to the Board of Directors to select and appoint additional Directors between annual meetings will allow the Corporation to act quickly and efficiently when new candidates for membership on the Board of Directors are identified.

     The following table sets forth information concerning the non-director executive officers of the Corporation who, together with the President and Chief Executive Officer, Mr. Raymond Royer, form the Management Committee as of May 18, 2004:

Name	Principal Occupation

Steven A. Barker	Senior Vice-President - Paper Merchants Group

Claude Belley	Senior Vice-President - Human Resources and Organizational Development

Roger H. Brear	Senior Vice-President - U.S. Pulp and Paper Manufacturing Group

Daniel Buron	Senior Vice-President, Finance

Roland Gagnon	Senior Vice-President - Canadian Pulp and Paper Manufacturing Group

Richard Garneau	Senior Vice-President - Forest Products Group

George Kobrynsky	Senior Vice-President - Pulp and Paper Sales, Marketing and Customer Relations Group

Gilles Pharand	Senior Vice-President - Corporate Affairs and General Counsel

     The above-mentioned officers have held their principal occupations or held executive positions with the same firm or affiliated firms for the past five years, except as follows: Mr. Barker was, prior to January 2004, President of Ris Paper, a subsidiary of the Corporation acquired in July 2000; Mr. Belley, over the 20 years he has been with us, has held various senior operating positions and was, prior to August 2001, Vice-President of our Cornwall mill; Mr. Brear was, prior to August 2001, Senior Vice-President, Manufacturing, Paper with Georgia-Pacific Corporation (pulp and paper and building products); Mr. Buron was, prior to May 2004, Vice-President, Finance and Business Development of our Pulp and Paper Sales, Marketing and Customer Relations Group and, prior to September 2002, Vice-President and Controller of the Corporation; and Mr. Garneau was, prior to October 2002, Vice-President and Chief Financial Officer at Norampac Inc. (packaging products).

     As at May 18, 2004, the directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 703,608 Common Shares representing less than 1% of the outstanding Common Shares of the Corporation.

Item 9 — ADDITIONAL INFORMATION

     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation’s proxy circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is available in the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2003. Copies of these documents may be obtained upon request from the Secretary of Domtar Inc., 395 de Maisonneuve Boulevard West, Montreal, Quebec H3A 1L6 or on the Corporation’s Internet site: http://www.domtar.com or at http://www.sedar.com.

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

Registrant:	Domtar Inc.

By:	/s / Razvan L. Theodoru Razvan L. Theodoru Corporate Secretary

Date:	May 18, 2004

10733201