Form 40-F/A
DOMTAR INC /CANADA
filed 2005-03-24
CIK 819817

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F/A

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2004	Commission File Number	9682

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

CT Corporation System, 111 Eighth Avenue, New York, N.Y. 10011, (212) 664-1666

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

     Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares - no par value	New York Stock Exchange

     Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

8 3/4% Notes due 2006, 9 1/2% Debentures due 2016, 7.875% Notes due 2011, 5.375% Notes due 2013

(Title of Class)

     For annual reports, indicate by check mark the information filed with this Form:

☑	Annual Information form	☐	Audited annual financial statements

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares - 230,237,354 shares

          Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes      ☐           82-                                 No      ☑

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the last 90 days.

Yes       ☑           No      ☐

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

Annual Information Form

March 24, 2005

CORPORATE STRUCTURE

Incorporation of the Issuer

     Our full corporate name is Domtar Inc. The Corporation’s registered and principal office is at 395 de Maisonneuve Boulevard West, Montreal, Quebec H3A 1L6.

     Formed in 1929 under the laws of Canada, Domtar Inc. was continued under the Canada Business Corporations Act by a certificate of continuance dated December 30, 1977 and subsequently amalgamated with certain wholly-owned subsidiaries by certificates of amalgamation dated December 31, 1977, October 31, 1978 and July 31, 1979. The December 31, 1977 and October 31, 1978 certificates of amalgamation were issued in the course of the consolidation of substantially all of the Corporation’s Canadian operations into a single corporation. The July 31, 1979 certificate of amalgamation confirmed the amalgamation of Domtar Inc. and two wholly-owned subsidiaries. On January 1, 2000, Domtar Inc. amalgamated with its wholly-owned subsidiary, E.B. Eddy Forest Products Ltd. to continue under the name Domtar Inc.

     In this Annual Information Form (“AIF”), unless otherwise specified, “Domtar”, “we”, “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and “the Corporation” refers to Domtar Inc. and its subsidiaries but excludes interests in joint ventures including, among others, Norampac Inc. (“Norampac”), in which we own a 50% investment interest. In accordance with industry practice, in this AIF, the term “ton” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, and the term “tonne” refers to a metric ton. Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars as are the term “dollars” and the symbol “$”. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

Intercorporate Relationships

     Domtar Industries Inc., Domtar A.W. Corp., Domtar Maine Corp. and Ris Paper Company, Inc. (“Ris Paper”) are the only significant direct or indirect subsidiaries of the Corporation as of the date of this AIF. They are all wholly-owned with the jurisdiction of incorporation of Domtar Industries Inc., Domtar Maine Corp., and Domtar A.W. Corp. being Delaware and that of Ris Paper being New York State. There are no non-voting shares held in these subsidiaries by the Corporation.

GENERAL DEVELOPMENT OF THE BUSINESS

History

     Since 1997, under the leadership of our senior management team, we have implemented a series of strategic initiatives designed to reposition the Corporation in order to enhance shareholder value and to increase our customers’ loyalty to us by meeting their quality and service needs.

(1) Norampac Joint Venture. In December 1997, the Corporation combined its containerboard and corrugated packaging business with the containerboard and corrugated packaging business of Cascades Inc. by forming Norampac. The Corporation received $300 million in cash from Norampac and retained a 50% equity interest in Norampac.

(2) Acquisition of E.B. Eddy. In July 1998, the Corporation acquired E.B. Eddy Ltd. and E.B. Eddy Paper, Inc. (“E.B. Eddy”), an integrated Canadian producer of specialty paper and wood products, by paying $440 million in cash, issuing common shares with a market value at the acquisition date of $368 million and assuming debt of $75 million.

(3) Acquisition of Ris Paper. In July 2000, the Corporation acquired Ris Paper, one of the largest independent merchants of commercial printing and business papers in the United States, by paying $7 million in cash, issuing common shares with a market value at the acquisition date of $24 million and assuming debt of $102 million.

(4) Acquisition of Four Paper Mills. On August 7, 2001, the Corporation acquired four integrated pulp and paper mills in the United States for US$1.65 billion ($2.53 billion) in cash (the “2001 Acquisition”). The 2001 Acquisition doubled the size of the Corporation’s annual paper production capacity to approximately 2.7 million tons and consolidated its position in the uncoated freesheet market by giving it critical mass.

(5) Rationalization of Production Facilities. We have made an ongoing commitment to adjust production to meet our customers’ needs, as well as maintain operational flexibility and a competitive manufacturing base. We are continually reviewing our operations to improve flexibility and our competitive position through an extensive benchmarking of best practices. These efforts have mainly impacted our Papers and Wood segments and have resulted in workforce reductions.

     Papers

     In March 2002, we announced the shutdown of one paper machine at the Nekoosa, Wisconsin, paper mill and the permanent closure of the St. Catharines, Ontario paper mill, which took place in September 2002 and was subsequently sold in March 2004. These initiatives permanently curtailed 80,000 tons of paper production.

     In December 2003, we decided to shutdown one of two paper machines at our Vancouver mill, resulting in the permanent curtailment of 45,000 tons of paper manufacturing capacity and the elimination of approximately 85 permanent positions. In early 2004, we also announced the elimination of approximately 330 permanent positions over the course of 2004 to 2006 within our Papers operations.

     In the fourth quarter of 2004, we announced the shutdown, for an indefinite period, of the pulp mill, one paper machine and its sheeter at our Cornwall mill as of March 8, 2005 until economic and market conditions allow these assets to operate profitably. This resulted in a temporary curtailment of 150,000 tons of pulp and 85,000 tons of paper and will impact approximately 390 positions for an indefinite period.

     Wood

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

     In January 2005, we announced, in conjunction with Tembec Inc., the restructuring of our northeastern Ontario sawmill operations, resulting in the permanent closure of our Chapleau sawmill as of March 6, 2005. This measure will impact approximately 67 permanent positions. This initiative arose from a review of our northeastern Ontario sawmill operations in light of prevailing challenging conditions. This initiative will allow us to add a third shift at the jointly-owned Elk Lake sawmill in April 2005 to process fiber that will become available after the closure of the Tembec Inc. sawmill at Kirkland Lake.

     Other workforce reductions

     In the fourth quarter of 2004, we announced the elimination of 400 additional permanent positions across our operations in Canada and the United States, including management and staff functions, by the end of 2005.

DESCRIPTION OF THE BUSINESS

Industry Segment and Geographic Area Information

     Financial information pertaining to Domtar’s consolidated industry, geographical segments and export sales is presented in Note 24 of Domtar’s Consolidated Financial Statements for the year ended December 31, 2004 (the “2004 Consolidated Financial Statements”), which are incorporated herein by reference.

Description of Our Business

     Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants and Wood. In addition, our 50% investment in Norampac corresponds to the Packaging segment. For the year ended December 31, 2004, consolidated sales were $5.1 billion.

Segmented sales
For the years ended December 31, 2004 and 2003

Sales by geographical area
For the years ended December 31, 2004 and 2003

Business Strategy

     Our overall strategic objective is to be a world leader in the paper industry. We have developed our business strategies around three pillars: meeting and anticipating the ever-changing needs of customers, providing our shareholders with attractive returns, and fostering a dynamic and creative environment for our employees in which shared human values and personal commitment prevail.

     Our business strategies are to continue to:

- anticipate and meet the needs of our customers in order to enhance customer loyalty

- improve the productivity of our mills and the quality of our products and services

- broaden our distribution capabilities

- grow through acquisitions and alliances within our areas of expertise

- maintain strict financial discipline

- foster the personal growth and participation of employees

- act as a responsible corporate citizen.

     Through these strategies, we aim to be one of the most attractive investments in the North American basic materials sector by providing superior returns to our shareholders.

Papers

     We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We produce, market and distribute a wide range of fine paper products. These reach a variety of customers that include paper merchants, business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. We operate six pulp and paper mills in Canada and five in the United States with an annual production capacity of approximately 2.7 million tons of paper, complemented by strategically located warehouse and sales offices. In addition, we sell pulp in excess of our own internal requirements. Our Papers business is our most important segment and represented 56% of consolidated sales in 2004, or 62% when including sales of Domtar paper through our own Paper Merchants business compared to 59% of consolidated sales in 2003, or 65% when including sales of Domtar paper through our own Paper Merchants business.

     The following table sets forth Domtar’s trade shipments of paper and market pulp for the years indicated:

	Years ended December 31,
	2004	2003	2002	2001(1)	2000
Paper (thousands of tons)	2,562	2,499	2,613	1,828	1,380
Market pulp (thousands of tons)	808	769	789	505	373

(1) The shipments statistics for 2001 contain five months of shipments for the integrated pulp and paper mills acquired in 2001 - 497,000 tons of paper and 194,000 tons of pulp.

     Our principal paper product categories consist of business papers, commercial printing and publication papers, and technical and specialty papers. The following chart illustrates our principal paper products and our annual paper production capacity by type, grade and application.

Technical and Specialty
Category	Business Papers			Commercial Printing and Publication Papers						Papers
Uncoated and Coated
Type	Uncoated Freesheet							Coated Freesheet		Freesheet

Grade	•	Copy	• Premium	•	Offset	•	Lightweight	•	Lightweight	•	Flexible packaging
			imaging /	•	Business	•	Opaques	•	Premium	•	Abrasive papers
			Technology		converting	•	Text, cover and	•	Regular	•	Decorative papers
			papers				writing			•	Imaging papers
										•	Label papers
										•	Medical disposables

Application	•	Photocopies		•	Pamphlets	•	Stationery	•	Brochures	•	Food & candy
	•	Office documents		•	Brochures	•	Brochures	•	Annual Reports		wrappings
	•	Presentations		•	Direct mail	•	Annual reports	•	Books	•	Surgical gowns
				•	Commercial printing	•	Books	•	Magazines	•	Repositionable note pads
				•	Forms &	•	Catalogs	•	Catalogs	•	Security check papers
					envelopes					•	Wallpapers

Capacity *	As at February 28, 2005			approximately 2.7 million tons

	0.9 million tons		0.1 million tons	0.6 million tons		0.4 million tons		0.3 million tons			0.4 million tons
	33%		4%	22%		14%		13%			14%

* The allocation of production capacity may vary from year to year in order to take advantage of market conditions. On December 9, 2004, we announced the indefinite closure of the pulp mill, one paper machine and its sheeter at our Cornwall mill until economic and market conditions allow these assets to operate profitably. This indefinite closure, impacting 85,000 tons of paper, has not been reflected in the above capacity.

     Our business papers consist mainly of uncoated freesheet papers, such as copy and premium imaging papers used in photocopy machines, laser and inkjet printers. These products are principally for home and office use and represent about 37% of our paper production.

     Our commercial printing grade papers include uncoated freesheet papers, such as offset papers, opaques and a variety of coated printing papers. These grades are used in sheet and roll fed offset presses across the spectrum of commercial printing end uses, including digital printing. Our publication papers include tradebook and lightweight uncoated and coated papers used principally in book publishing applications such as textbooks, dictionaries, catalogs, magazines, hard cover novels and financial printing. Design papers, a sub-group of commercial printing and publication papers, have distinct features of color, brightness and texture and are targeted towards graphic artists in design and advertising agencies, for use primarily in special brochures and annual reports. Commercial printing and publication papers represent 49% of our paper production.

     We also produce paper for several technical and specialty markets. These technical and specialty papers consist primarily of base stock used by the flexible packaging industry in the production of food and medical packaging and other specialty papers for various other industrial applications, including base stock for sandpaper and wallpaper, base stock for medical gowns, drapes and packaging, as well as transfer paper for printing processes. We also participate in several converting grades for specialty and security applications. These technical and specialty papers represent about 14% of our paper production.

Product Development

     We pursue product development opportunities in order to provide customers with new or enhanced products. We annually target specific improvements for profitability and volume of new product sales. New product ideas are proactively sought and rewarded throughout the organization. Ideas are screened and products developed using the Stage-Gate process, which ensures a disciplined approach that prioritizes and plans activities to maximize benefits and minimize development costs and time to market. Technical and specialty papers are often created in partnership with product manufacturers and sold to them directly. Our various manufacturing capabilities provide us with flexibility to develop specialized products at a competitive cost advantage over the life cycle of the products. During 2004, we shipped approximately 180,000 tons of products that were improved/developed after 2001, accounting for about 7% of our total paper shipments. We also support fundamental research at several universities and through research institutions such as the Pulp and Paper Research Institute of Canada.

Customers and Distribution

     The following chart illustrates our channels of distribution for our paper products:

				Commercial Printing and		Technical and
Category	Business Papers			Publication Papers		Specialty Papers

Domtar sells to:	Merchants	Office Equipment	Retailers	Merchants	Converters	Converters
	¯	Manufacturers /	¯	¯	¯	¯
Stationers
¯

Customer sells to:	Printers /	Retailers /	Printers /	Printers /	Merchants /	End-users
	Retailers /	Stationers /	End-users	Converters /	Retailers
	End-users	End-users		End-users

     Generally, we sell business papers through paper merchants and to office equipment manufacturers, stationers and retail outlets. We distribute coated and uncoated commercial printing and publication papers to end-users and commercial printers, mainly through paper merchants, as well as selling directly to converters. We sell our technical and specialty products mainly to converters, who apply a further production process such as coating, laminating or waxing to our papers before selling them to a variety of specialized end-users.

     Our customer service personnel work closely with sales, marketing and production staff to provide service and support to merchants, converters, end-users, stationers, printers and retailers. We promote our products directly to end-users and others who influence paper purchasing decisions in order to enhance brand recognition and increase product demand. In addition, our sales representatives work closely with mill-based new product development personnel and undertake joint marketing initiatives with customers in order to better understand our customers’ businesses and needs and to support their future requirements.

     We distributed about 60% of our paper products in 2004 through a large network of paper sales merchants operating throughout North America, one of which we own (see Paper Merchants). Paper merchants, who sell our products to their own customers, represent our largest group of customers.

     During 2004, we made approximately 90% of paper sales to customers in the United States.

     In connection with the 2001 Acquisition, we signed a distribution agreement with Georgia-Pacific Corporation (“GP”) to sell up to 748,000 tons of paper, principally printing and imaging, per year to GP and its then wholly-owned subsidiary Unisource Worldwide, Inc. (“Unisource”). A part of this volume is not subject to firm commitments by GP or Unisource. This contract matures in 2006. In November 2002, part of the distribution agreement was assigned to Unisource in conjunction with the sale of a majority interest in Unisource by GP. GP has agreed to guarantee the performance of Unisource for the portion of the contract which was assigned. We do not view the maturity of this contract as having a material impact on our shipments as we believe that the contracted volume will continue to be sold to Unisource or through other paper merchants.

     We sell market pulp to customers in North America through a centrally located sales force. We also sell market pulp to overseas customers through commission agents. We maintain pulp supplies at strategically located warehouses, which allows us to respond to orders on short notice. In 2004, approximately 10% of our sales of market pulp were made in Canada, 41% were made in the United States, 3% in Mexico and 46% overseas. We also purchase pulp to optimize paper production and reduce freight costs. In 2004 our net market pulp position (shipments less purchases) was approximately 700,000 tons.

     In order to better respond to customer needs and improve the flexibility of our production network, we are implementing an integrated resource management system. Progressively introduced since July 2003, this system aims to establish a common platform and database for customer service, integrate production-planning processes in the mills and implement common financial processes and standards. As at December 31, 2004, approximately 50% of our transactions were being processed by this system.

Facilities

     The quality and breadth of our manufacturing assets allow us to be a low cost producer of high volume papers and an efficient producer of lower volume, value-added specialty papers.

     The following table lists the paper production facilities owned and operated by us. The table also indicates the number of paper machines at each facility, the principal products manufactured at each facility, and the approximate annual production capacity of each facility. Over 50% of our paper production capacity is located in the United States. All of our pulp and paper mills are certified ISO 14001 except for our Windsor mill, which is certified under the Responsible Care program. In addition, all of our mills are Forest Stewardship Council (“FSC”) chain of custody certified except for our Ashdown mill, which we aim to certify by the end of 2006, and our Lebel-sur-Quévillon pulp mill, whose certification was postponed until discrepancies between FSC standards and Quebec legislation are addressed.

				Annual
Paper Production		Paper		Capacity(1)
Facility	Location	Machines	Principal Paper Type	(millions of tons)

Ashdown	Arkansas	4	Copy, offset and technical and specialty	0.9
Windsor	Quebec	2	Copy and offset	0.6
Nekoosa	Wisconsin	3	Uncoated printing and technical and specialty	0.1
Port Edward	Wisconsin	4	Uncoated printing and technical and specialty	0.2
Cornwall	Ontario	3	Uncoated and coated printing	0.3
Ottawa-Hull	Ontario/Quebec	3	Coated lightweight	0.2
Vancouver	British Columbia	1	Coated printing	0.1
Woodland	Maine	1	Copy, offset and technical and specialty	0.1
Port Huron	Michigan	4	Technical and specialty	0.1
Espanola	Ontario	2	Technical and specialty	0.1

Total		27		2.7

(1) Capacity as at February 28, 2005. On December 9, 2004, we announced the indefinite closure of the pulp mill, one paper machine and its sheeter at our Cornwall mill until economic and market conditions allow these assets to operate profitably. This indefinite closure, impacting 85,000 tons of paper, has not been reflected in the above capacity.

     Our net market pulp position principally results from production at our mills in Ashdown, Espanola, Lebel-sur-Quévillon, and Woodland.

     For a discussion on sources of raw material for paper production, see “Fiber Supply” section.

Power Facilities

     We own power generating facilities at nine locations: Ashdown, Espanola, Lebel-sur-Quévillon, Nekoosa, Port Edwards, Ottawa-Hull, Port Huron, Windsor and Woodland. Approximately 60% of our electric power requirements are met by our own facilities. We purchase the balance of our power requirements from local utilities. In addition, we provide about 68% of the energy required to produce steam internally through our recovery boilers and cogeneration facilities with the remaining energy purchased in the form of bark, natural gas, oil and coal.

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

     Domtar-owned paper merchants operate in the United States and Canada. On November 18, 2004, we announced that we had gathered all our merchant operations under a single banner and umbrella name, the Domtar Distribution Group, thereby creating the fifth largest paper merchant organization in North America. Ris Paper, acquired in July 2000, operates throughout the Northeast, Mid-Atlantic and Mid-West areas from 20 locations in the United States, including 17 distribution centers. The Canadian business operates as Buntin Reid in three locations in Ontario; JBR/La Maison du Papier in two locations in Quebec; and The Paper House in three locations in Atlantic Canada. Our Paper Merchants business represented 21% of consolidated sales in 2004, or 15% when excluding sales of Domtar paper, compared to 21% of consolidated sales in 2003, or 15% when excluding sales of Domtar paper. In 2004, approximately 32% of Paper Merchants’ sales were made to customers in Canada and 68% were made to customers in the United States.

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

Wood

     Our Wood business comprises the manufacturing and marketing of lumber and wood-based value-added products from our operating facilities located in Ontario and Quebec, as well as the management of forest resources in Ontario and Quebec. We also have investments in four businesses that produce wood products. Our Wood business represented 11% of consolidated sales in 2004 compared to 8% of consolidated sales in 2003.

     We produce mainly softwood dimensional lumber used primarily in the construction industry. Products include studs and random length lumber in dimensions of 2 inches X 3 inches through 2 inches X 10 inches in lengths of 8 feet to 16 feet. We operate six sawmills and one re-manufacturing facility in Quebec (Matagami, Lebel-sur-Quévillon, Val-d’Or, Malartic, Grand-Remous, Ste-Marie and Sullivan) and four sawmills in Ontario (White River, Timmins, Elk Lake (jointly-owned) and Nairn Center, reflecting the permanent closure of the Chapleau sawmill, effective March 6, 2005). As at February 28, 2005, these facilities had a total annual capacity of 1.1 billion board feet of lumber. In 2004, approximately 90% of the lumber shipped by us was kiln dried.

     The following table sets forth our trade shipments of lumber for the years indicated:

	Years ended December 31,
	2004	2003	2002	2001	2000
Lumber (millions of board feet)	1,009	999	1,037	982	1,149

     We sell substantially all of our softwood lumber through our own sales office in Montreal to a wide range of retailers, distributors, manufacturers and wholesalers in Canada and the United States who sell to end-users. These wood products are consumed in the home construction, renovation and industrial markets. Our marketing efforts for lumber products are focused on providing our customers with efficient value added supply chain integration, ensuring a high level of customer satisfaction and achieving a balanced and diversified customer base for our products. In 2004, approximately 27% of sales of wood products were made in Canada and 73% were made in the United States.

     In addition to producing dimensional lumber and studs, we manufacture lumber that is graded according to recognized standards, such as Premium, Select, J-Grade and Machine Stress Rated lumber. Domtar also has a 50% interest in a facility in Sault Ste. Marie, Ontario that began manufacturing I-joists in 2002. During the first quarter of 2004, we created a 50-50 joint venture with Gogama Forest Products Ltd., to form a fully-integrated sawmill, kiln and planer operation in northern Ontario with an annual capacity of approximately 60 million board feet of lumber. In early 2005, we announced, in conjunction with Tembec Inc., the restructuring of our northeastern Ontario sawmill operations, resulting in the permanent closure of our Chapleau sawmill as of March 6, 2005 and an investment in a new finger-jointed plant with Tembec Inc. to be located on the current site of Tembec’s Kirkland Lake sawmill, which is slated for closure. This initiative will allow us to add a third shift at the jointly-owned Elk Lake sawmill in April 2005 to process fiber that will become available after the closure of the Tembec Inc. sawmill at Kirkland Lake.

Fiber Supply

     We use hardwood and softwood fiber for the production of paper and softwood for the production of lumber. Our forestry strategy is to optimize wood flows within our fiber supply area and to maximize value and minimize cost while securing an adequate wood supply for our operations. We focus both on the delivery of fresh, high-quality recently harvested wood (which is more resistant to staining and insect attack and has a higher moisture content, making it easier for sawmills to maximize the lumber manufactured from each log) and on the sorting of species (which helps maximize fiber use and ensures better quality downstream products).

     We seek to optimize 18 million acres of forestlands for which the Corporation is wholly responsible through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Site preparation, planting and harvesting techniques are continually improved through a variety of methods, including tree improvement and silvicultural research. All our forestlands in Canada have received ISO 14001 certification. Such certification requires introducing rigorous documentation, standardized forest management practices and provisions for continuous improvement. We have also received FSC certification for our forest management practices on lands in central Ontario (in 2001). The FSC is an independent non-profit organization that sets internationally accepted standards for environmental sustainability. As a result of this forest certification, we began the manufacture and sale, during 2003, of paper grades certified by the FSC. Forest products may carry the FSC logo only when a required minimum of fiber content is traceable to an FSC-certified forest of origin and is documented by a full chain-of-custody review. In November 2003, the Corporation undertook to attain FSC certification for all of its 18 million acres of directly licensed and owned forestlands by the end of 2006, subject to the successful completion of two boreal forest pilot projects. As of December 31, 2004, the Ontario boreal forest pilot FSC audit had been completed in addition to two others on Domtar co-managed forests in northern Ontario. Certification is expected in 2005 for these pilot projects. Our 2004 Val-d’Or FSC boreal pilot certification has been postponed until discrepancies between FSC standards and Quebec forestry legislation are addressed.

     In Quebec and Ontario, our harvesting rights on public lands provide an annual allowable harvest of approximately 5 million cubic meters of wood. Access to harvesting of fiber on public lands in Quebec and Ontario is subject to review by the respective governmental authorities. Our freehold land of approximately 900,000 acres in Quebec, Ontario and Maine provide an annual allowable harvest of approximately 0.5 million cubic meters of wood.

     In Quebec, our annual allowable harvest of approximately 2.5 million cubic meters, derived on a sustained yield basis from public land granted by the Ministry of Natural Resources (Quebec) and from our own freehold lands can supply almost all the logs needed for two-shift operations of our northern Quebec sawmills. The chips produced by these sawmills provide approximately 80% of the fiber requirements of the pulp mill at Lebel-sur-Quévillon. The remaining required fiber is purchased under various contractual arrangements and on the open market.

     In Ontario, our annual allowable harvest amounts to approximately 2.5 million cubic meters pursuant to Sustainable Forest Licenses, or SFLs, that have been granted by the Ontario Ministry of Natural Resources. These SFLs are granted either directly to Domtar, to SFL management companies in which Domtar is a shareholder or to SFL holders with whom Domtar has no direct association. We obtain approximately 80% of the wood fiber required for our northern sawmill operations and our Espanola pulp mill either directly or indirectly from these harvesting rights and from our own freehold lands. The remaining required fiber is purchased under various contractual arrangements and on the open market. Most of the by-product volume (sawdust and shaving) is sold to manufacturers of engineered wood and paperboard.

     Several years ago, the Ontario government reduced the amount of public land available for forestry activities. In Quebec, an independent commission (the Coulombe Commission) is recommending a 20% reduction in allowable harvesting volumes over the next two to three years. This Commission’s report is currently under review by the Quebec government and a decision is expected in 2005. There is no assurance that access to fiber will continue at the same levels achieved in the past. The cost of softwood fiber and the availability of wood chips may be affected.

     Our fine paper mills at Windsor and Cornwall, which consume hardwood fiber, are located in areas where the fiber supply is adequate to sustain all current fiber requirements. The Windsor mill consumes hardwood fiber originating from a variety of sources, including purchases on the open market in Canada and the United States, contracts with Quebec wood producers’ marketing boards and our own private lands. The part of the mill at Cornwall, which consumes hardwood fiber, has been indefinitely closed pending more favorable economic conditions. When operating, it obtains hardwood fiber mainly from supply contracts and open market purchases both in Canada and the United States, with the balance from our private lands, as well as from public lands in southeastern Ontario pursuant to certain volume agreements with the provincial government. In the past year, fiber has been more expensive for our Windsor and Cornwall mills.

     The fiber used by our pulp and paper mills in the United States is primarily hardwood, which is readily available in the market from multiple third-party sources, and secondarily softwood, which is also readily available. The Ashdown, Wisconsin and Woodland mills are sourced by a combination of long-term supply contracts, wood lot management arrangements, advance stumpage purchases, and spot market purchases. Our Ashdown mill was previously supplied with fiber under a procurement contract, which expired in late 2004. In the past year, fiber has been more expensive in the Wisconsin and northern United States. Likewise, there have been temporary fiber availability problems due to weather conditions in the south that has impacted the Ashdown mill.

Packaging — Norampac

     Our packaging business comprises our 50% ownership interest in Norampac, a joint venture between Domtar Inc. and Cascades Inc. We do not manage the day-to-day operations of Norampac. The Board of Directors of Norampac is composed of four representatives each from Domtar Inc. and Cascades Inc. The Chairman of the Board is proposed by Domtar Inc. and appointed by the Board, while the President and Chief Executive Officer is proposed by Cascades Inc. and appointed by the Board. Norampac’s debt is non-recourse to Domtar Inc. As required by Canadian Generally Accepted Accounting Principles (“GAAP”), we account for our 50% interest in

Norampac using the proportionate consolidation method. Our Packaging business represented 12% of consolidated sales in 2004 compared to 12% of consolidated sales in 2003.

     Norampac operates eight containerboard mills, five of which are located in Ontario and Quebec, one in British Columbia, one in New York State and one in northern France. The combined annual capacity of Norampac’s containerboard mills is approximately 1.6 million tons. These mills use a mix of recycled and virgin fiber to produce both standard and high performance grades of linerboard and corrugated medium, as well as gypsum board in a wide range of basis weights. Through its corrugated packaging plant operations, Norampac converts approximately 65% of its North American containerboard production, directly or indirectly, into corrugated containers. The remaining containerboard production is sold to other converters in North America, Europe and other export markets.

     Norampac’s network of 26 corrugated packaging plants, strategically located across Canada and the United States, produces a broad range of products for sale to both regional and national customers in a variety of industries, including the food, beverage and consumer products industries. These plants produce a wide range of products, from corrugated boxes and containers for shipping and packaging, to specialty products such as intricate die-cut irregular size boxes, moisture resistant wax-coated and wax impregnated boxes, corrugated pallets, protective packaging products and litho-laminated point-of-purchase products. Norampac also provides customers with services such as graphic design and computer-aided sample making. Norampac’s containerboard mills supply essentially all of the containerboard requirements of the converting plants directly or indirectly.

     In 2004, approximately 64% of Norampac’s sales were made to customers in Canada, 27% to customers in the United States and 9% to customers elsewhere.

     During 2004, Norampac acquired two corrugated products plants in Thomson, Connecticut and Lancaster, New York. Norampac also announced the closure, slated for the first quarter of 2005, of its Concord, Ontario corrugated product plant aimed at improving efficiency and profitability.

     During 2003, Norampac acquired a corrugated products plant located in Schenectady, New York and transferred its operating assets of the Dallas-Forth Worth, Texas plant as part of the purchase price. Norampac also sold its Monterey, Mexico corrugated product plant to the plant’s management team.

Competition

     Markets for our products are highly competitive, with a number of major companies competing in each market. We compete with both Canadian and U.S. producers in all of our product lines and with global producers in certain of our product lines, some of which may have greater financial resources and lower production costs than Domtar. In addition, we may compete with product substitutes. Refer to the Risk Factors section for a more detailed discussion on the foregoing.

     While the principal basis for competition is selling price, competition can be based upon quality and customer service, including, in some cases, providing technical advice to customers. Other factors, such as foreign exchange rates, cost of fiber, as well as the ongoing softwood lumber dispute between the U.S. and Canada, can also have an impact on our competitive position.

Employee Relations

     As at December 31, 2004, we had approximately 6,600 employees in Canada of which approximately 4,600 are unionized, and approximately 4,000 employees in the United States of which approximately 2,700 are unionized, for a total of 10,600 employees, excluding Norampac.

Number of employees per segment as at December 31, 2004

Papers	7,600
Paper Merchants	950
Wood	1,750
Corporate	300

Total number of employees	10,600

     As at December 31, 2004, Norampac had approximately 4,100 employees in Canada of which approximately 50% are unionized, approximately 800 employees in the United States of which approximately 45% are unionized and approximately 200 unionized employees in France, for a total of 5,100 employees.

     Our business strategies include supporting the personal growth and participation of employees. We encourage employees to be involved in workshops aimed at producing better performance, greater operating efficiencies or safer operating procedures.

     We continue to be committed to ensuring that safe operating practices are established, implemented and maintained throughout our organization. All of our operations have active health and safety programs in place. In 2004, a Health and Safety Due Diligence program was implemented throughout the Corporation.

Papers

     The bulk of the collective agreements covering the Papers segment in Canada were last renewed in 1999 for four to six year terms. In November 2003, employees at our Vancouver paper mill went on strike after rejecting our offer for the renewal of their collective agreement. In January 2004, the strike was resolved and a new five-year labor agreement was signed with the Communications, Energy and Paperworkers Union of Canada. Negotiations are ongoing for the renewal of certain collective agreements that expired between April and September 2004 for our Cornwall, Ottawa-Hull, Espanola and Lebel-sur-Quévillon mills. The collective agreement at the Windsor mill will expire in April 2005.

     Collective agreements in the United States covering employees at the Ashdown and Woodland mills were renewed for six-year terms at the end of 2001. In the third quarter of 2003, new six-year collective agreements were signed with PACE (Paper, Allied-industry, Chemical and Energy workers) union members at our Port Huron mill. All our collective agreements at the Wisconsin mills were negotiated and renewed for six-year terms in 2003 and 2004.

Paper Merchants

     Within the Paper Merchants segment, in Canada, two collective agreements covering about 50 employees in Montreal and Quebec were renewed in 2003 for a four-year term. In the United States, the Pennsauken Ris Paper location renewed its collective agreements in 2003 for three and four year terms for the warehouse employees and the drivers. The collective agreements covering two of our Ris Paper locations will expire in 2006. Negotiations are ongoing for the renewal of certain collective agreements covering employees in one location in the United States and in four locations in Canada.

Wood

     Within the Wood segment, collective agreements were concluded with unions in 2000, 2001 and 2002 at the majority of sawmill locations for terms of seven to ten years. During 2003, unionized employees at the Grand-Remous sawmill ratified a new collective agreement for a six-year term and unionized forest employees in Espanola ratified a new four-year agreement. Several collective agreements will expire in 2005 and four collective agreements ending in 2009 will be reopened related to specific issues only.

     A significant labor dispute experienced within the past five years was an eight-month strike at the Nairn Center sawmill ending in 2001.

Packaging

     Norampac’s management renegotiated collective agreements at its Burnaby containerboard mill and at its Etobicoke, Moncton, Richmond and Vaudreuil corrugated container plants in 2004. The Burnaby mill was on strike from April to December 2004.

     Norampac’s management is currently undertaking negotiations for the renewal of its Red Rock and Trenton linerboard mills’ collective agreements.

Environmental Matters

     Environmental expenditures for effluent treatment, air emission, landfill operation and closure, asbestos containment and removal, bark pile management, silvicultural activities and site remediation (together referred to as environmental matters) are expensed or capitalized depending upon their future economic benefit. In the normal course of business, we incur certain operating costs for environmental matters that are expensed as incurred. Expenditures for property, plant and equipment that prevent future environmental contamination are capitalized and amortized on a straight-line basis over ten to 40 years. Provisions for environmental matters are not discounted and are recorded when remediation efforts are likely and can be reasonably determined.

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

     As at December 31, 2004, we had a provision of $57 million for environmental matters and other asset retirement obligations, of which $31 million was relating to our Papers segment, $1 million relating to our Wood segment, $2 million relating to our Packaging segment and $23 million was taken at the Corporate level. Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, we believe that such additional remediation costs would not have a material adverse effect on our financial position, earnings or cash flows.

     In addition, the pulp and paper industry in the United States is subject to Cluster Rules and Boiler M.A.C.T. (Maximum Achievable Control Technology) Rules that further regulate effluent and air emissions. We comply with all present regulations and we anticipate spending approximately $52 million over the next three years to meet such requirements.

     As at December 31, 2004, anticipated payments in each of the next five years are as follows:

(In millions of Canadian dollars)	2005	2006	2007	2008	2009	Thereafter	Total
Environmental matters	21	7	2	2	2	23	57
Cluster Rules obligation	14	8	—	—	—	—	22
Boiler M.A.C.T. Rules obligation	—	18	12	—	—	—	30

	35	33	14	2	2	23	109

     In 2004, our operating expenses for environmental matters totaled $69 million. We capitalized an additional $22 million for environmental projects mainly related to the improvement of air emissions, effluent treatment as well as remedial actions taken to address environmental compliance of which $17 million related to our Papers segment and $5 million related to our Packaging segment. In 2005, we expect to capitalize approximately

$27 million for environmental projects, including Cluster Rules and Boiler M.A.C.T. Rules obligations, of which $24 million relates to our Papers segment, $1 million relates to our Wood segment and $2 million relates to our Packaging segment. We are not able to estimate the total amount of capital expenditures (other than Cluster Rules and Boiler M.A.C.T. Rules obligations) that may be required beyond 2005 for environmental compliance. However, we do not expect any additional required expenditure to have a material adverse effect on our financial position, earnings or cash flows.

Social and Environmental Policies

     The Corporation has several social and environmental related policies including, among others, Human Rights, Forest, Environment, and Health and Safety policies. These form an integral part of our Code of Ethics which may be found on our website at www.domtar.com.

Risk Factors

Product Prices and Industry Conditions

     Our financial performance is sensitive to the selling prices of our products that are impacted by supply and demand.

     The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers, and fluctuations in currency exchange rates. Demand for lumber also depends on the level of housing starts, commercial building activity and the availability and cost of mortgage financing.

     In addition, we may compete with product substitutes, which can impact demand for our products. Our paper products compete with electronic transmission and document storage alternatives, as well as grades of paper we do not produce. As the use of these alternatives grows, demand for our paper products may decline or shift to other paper grades. Moreover, demand for some of our wood products may decline if customers purchase steel alternatives. Demand for some of our corrugated container products may decline if customers purchase plastic alternatives. Any substantial shift in demand from our products to competing technologies or materials could have a material adverse effect on our business, financial results and financial condition.

     During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes, net losses.

Foreign Exchange

     The revenues for most of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability. Our U.S. dollar sales, net of U.S. dollar purchases for our operating activities, represent approximately US$1 billion annually (excluding Norampac). In addition, our sales in Canada are impacted by the exchange rate fluctuations, as the prices for many of our products are generally driven by U.S. prices of similar products. Our exposure to the U.S. dollar is reduced by interest on our U.S. dollar denominated debt (approximately $0.1 billion annually, excluding Norampac). Exchange rate fluctuations are beyond our control and the U.S. dollar may continue to depreciate against the Canadian dollar in the future, which would result in lower revenues and margins.

Operational Risks

     The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers and distributors, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy prices, fiber prices, other raw material prices and freight costs as a result of changing economic or political conditions or due to particular supply and demand considerations.

     Fiber supply

     We use hardwood and softwood fiber for the production of paper and softwood for the production of lumber. Our forestry strategy is to optimize wood flows within our fiber supply area and to maximize value and minimize cost while securing an adequate wood supply for our operations. Our hardwood and softwood fiber resources are obtained from harvesting rights on public lands, purchases from third parties and from our owned land.

     Several years ago, the Ontario government reduced the amount of public land available for forestry activities. In Quebec, an independent commission (the Coulombe Commission) is recommending a 20% reduction in allowable harvesting volumes over the next two to three years. This Commission’s report is currently under review by the Quebec government and a decision is expected in 2005.

     There is no assurance that access to fiber will continue at the same levels achieved in the past. The cost of hardwood and softwood fiber and the availability of wood chips may be affected.

Environment

     We are subject to U.S. and Canadian environmental laws and regulations for effluent and air emissions, harvesting, silvicultural activities, waste management and groundwater quality, among others. These laws and regulations require us to obtain and comply with the authorization requirements of the appropriate governmental authorities, who exercise considerable discretion for permit issuances and their timing. Changes in environmental laws and regulations and/or their application may require us to make significant expenditures that could negatively impact our financial results and financial condition.

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

     In addition, the pulp and paper industry in the United States is subject to Cluster Rules and Boiler M.A.C.T. Rules that further regulate effluent and air emissions. We comply with all present regulations.

Lumber Export Duties

     The United States Department of Commerce announced that it had imposed cash deposit requirements on the Canadian softwood lumber industry with a final aggregate countervailing and antidumping rate of 27.22%, that is, 18.79% for countervailing and 8.43% for antidumping. Since May 22, 2002, based upon a final decision of the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian government has challenged both the countervailing and antidumping rates with the World Trade Organization and the North American Free Trade Agreement. As of January 1, 2005, cash deposits for countervailing and antidumping duties are being made and expensed by Domtar at a new rate of 20.95%, that is, 17.17% for countervailing and 3.78% for antidumping.

     We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or any new arrangements between the United States and Canada.

Legal Proceedings

     In the normal course of our operations, we become involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims and labor issues. While the final outcome with respect to actions outstanding or pending as at March 24, 2005 cannot be predicted with certainty, it is our belief that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

     In April 2003, the Canadian Competition Bureau (the “Bureau”) began an investigation of Canada’s major distributors of carbonless paper and other fine paper products, including our Paper Merchants in Canada. In March 2004, the Bureau expanded its investigation to include dealings between the Corporation and Xerox Canada Limited. Although the investigation is continuing, we are not able to predict the outcome of this investigation or the impact, if any, it may have on us.

DIVIDENDS

     During each of the years indicated, the Corporation declared the following dividends:

	2004	2003	2002
Aggregate dividends (in millions of Canadian dollars)

Series A Preferred Shares	0.1	0.2	0.2
Series B Preferred Shares	1.1	1.4	1.3
Common Shares	55.1	49.1	31.8

Dividends per share (in Canadian dollars per share)

Series A Preferred Shares	2.25	2.25	2.25
Series B Preferred Shares	0.73	0.86	0.75
Common Shares	0.24	0.22	0.14

     Regular quarterly dividends on the outstanding Series A and Series B Preferred Shares were paid throughout the three-year period ended December 31, 2004. Cash dividends on common shares have been paid since January 1996. The Corporation’s current dividend policy is to pay out a dividend of $0.06 per share quarterly ($0.24 per share annually). Prior to April 2003, the Corporation’s dividend policy was to pay out a dividend of $0.035 per share quarterly ($0.14 per share annually).

     Agreements related to the Corporation’s 10.85% Debentures due 2017 and 10% Debentures due 2011 contain covenants restricting the payment of dividends on its shares (other than stock dividends) and the purchase, redemption, reduction or other payment with respect to shares of its capital stock, none of which restrict the payment of dividends on or the satisfaction of mandatory retirement provisions with respect to the Series A Preferred Shares and the Series B Preferred Shares. No dividends may at any time be paid or declared and set apart for payment on the Common Shares unless all accumulated dividends, where applicable, on the Series A Preferred Shares and the Series B Preferred Shares have been paid or declared and set apart, including the current quarterly installment of dividends.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

     Our authorized share capital consists of an unlimited number of common shares, Series A preferred shares and Series B preferred shares.

Common shares

     The Corporation is authorized to issue an unlimited number of common shares. Holders of our common shares are entitled to one vote per share at any meeting of our shareholders. Holders of our common shares are, subject to the rights of the holders of our preferred shares, entitled to receive any dividend declared by our Board of Directors. There were 230,408,313 common shares issued and outstanding as at February 28, 2005.

     As at February 28, 2005, there were 5,215,929 common share purchase options issued and outstanding under the Executive stock option and Share purchase plan.

Preferred shares

     The authorized preferred shares consist of preferred shares issuable in an unlimited number of series, ranking equal with respect to the payment of dividends and the distribution of assets, but prior to the Common Shares.

     The Series A preferred shares are non-voting and redeemable at the Corporation’s option at $25.00 per share. These shares carry a cumulative cash dividend per share of $2.25 per annum. There were 69,576 Series A preferred shares issued and outstanding as at February 28, 2005.

     The Series B preferred shares are non-voting and redeemable at the Corporation’s option at $25.00 per share. These shares carry a cumulative cash dividend equivalent to 72% of the bank prime rate. There were 1,470,000 Series B preferred shares issued and outstanding as at February 28, 2005.

     The Corporation has undertaken to make all reasonable efforts to purchase quarterly, for cancellation, 1% of the number of Series A and Series B Preferred shares that were outstanding on April 2, 1992 at prices not exceeding $25.00 per share.

Ratings

Rating Agency	Security	Rating

Dominion Bond Rating Service	Unsecured Notes and Debentures	BBB (low)
	Preferred Shares	Pfd-4 (high)

Moody’s	Unsecured Notes and Debentures	Baa3

Standard & Poor’s	Unsecured Notes and Debentures	BBB-

     The above ratings represent a risk assessment of our public unsecured debt securities. The rating by Dominion Bond Rating Service is the fourth most favorable rating in terms of quality within ten rating gradations with the “low” indicating a ranking in the lower end of this rating category. The rating by Moody’s is the fourth most favorable rating in terms of quality within nine rating gradations with the numerical modifier 3 indicating a ranking in the lower end of this rating category. The rating by Standard & Poor’s is the fourth most favorable rating in terms of quality within ten rating gradations with the “minus” indicating a ranking in the lower end of this rating category. Both Moody’s and Standard & Poor’s have a “negative outlook” with respect to our credit ratings.

     A reduction in our credit ratings could impact our access to and cost of capital and financial flexibility in the future. The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.

MARKET FOR SECURITIES

Trading Price and Volume

     The Corporation’s Common Shares, Series A Preferred Shares and Series B Preferred Shares are listed on the Toronto Stock Exchange (“TSX”). The Corporation’s Common Shares are also listed on the New York Stock Exchange.

TSX

	Common shares			Series A preferred shares			Series B preferred shares

	Price per share		Volume	Price per share		Volume	Price per share		Volume

	High	Low		High	Low		High	Low
Jan-04	16.84	15.04	18,999,453	30.00	28.10	3,010	24.30	24.15	9,700
Feb-04	15.99	14.77	17,127,231	34.00	30.00	3,460	25.00	24.10	188,432
Mar-04	16.07	14.45	24,094,334	34.00	30.00	2,216	24.75	24.40	98,350
Apr-04	17.35	15.55	20,724,982	30.30	30.00	900	24.75	24.35	302,400
May-04	17.30	15.11	15,607,823	31.90	31.90	400	24.95	24.40	18,200
Jun-04	17.95	16.80	17,736,386	32.50	30.50	993	24.95	24.50	9,950
Jul-04	17.50	16.70	10,625,660	33.00	30.00	1,020	25.00	24.51	6,200
Aug-04	17.25	15.45	10,570,441	34.00	32.50	1,400	25.25	24.50	34,300
Sep-04	16.32	15.02	13,872,502	33.50	30.50	850	24.99	24.50	16,350
Oct-04	16.02	14.26	16,304,333	32.50	30.50	550	25.00	24.70	3,900
Nov-04	15.25	13.65	19,188,150	34.00	30.50	2,500	25.00	24.60	37,450
Dec-04	15.09	14.05	11,057,764	31.50	31.25	956	24.90	24.65	15,100

ESCROWED SECURITIES

     To our knowledge, the following summarizes the securities of the Corporation held in escrow as at February 28, 2005:

Escrowed Securities

Designation of Class	Number of Securities held in Escrow	% of Class

Common shares[1]	1,190,184	0.005%

[1]	Pursuant to our Executive Stock Option and Share Purchase Plan, common shares are held in escrow with the escrow agent (Computershare), for a maximum of ten years, as guarantee until the repayment of loans granted to the participants upon the exercise of rights, or before if the employee leaves Domtar.

DIRECTORS AND OFFICERS

Directors

     Pursuant to the amendment to the Articles of the Corporation, approved by the shareholders at the annual meeting held on April 29, 2004, the Board of Directors of the Corporation appointed two more directors, Messrs. Jack C. Bingleman and Raymond Chrétien, thus bringing to eleven the total number of directors. The term of each director runs from the time of his election to the next succeeding annual meeting of shareholders.

     As at March 24, 2005, the names, municipalities of residence, positions with the Corporation and principal occupations of the directors of the Corporation and the period during which each director has served as such are as follows:

		Served as
		Director of the
		Corporation
Name	Principal Occupation	since
Jack C. Bingleman Vero Beach, Florida, USA	President, Indian River Asset Management Inc.	2005

Raymond Chrétien Montreal, Quebec, Canada	Strategic Advisor, Fasken Martineau DuMoulin LLP	2004

Paul-Henri Couture Laval, Quebec, Canada	Vice-President, Capital d’Amérique CDPQ Inc., a wholly-owned subsidiary of Caisse de dépôt et placement du Québec	1994

Louis P. Gignac Longueuil, Quebec, Canada	President and Chief Executive Officer, Cambior Inc.	1995

Claude R. Lamoureux Toronto, Ontario, Canada	President and Chief Executive Officer, Ontario Teachers’ Pension Plan	1992

Jacques Laurent Montreal, Quebec, Canada	Partner, Borden Ladner Gervais LLP	1996

Brian M. Levitt Montreal, Quebec, Canada	Chair of the Board of Directors of the Corporation; Co-Chair and Partner, Osler, Hoskin & Harcourt LLP	1997

Gilles Ouimet Montreal, Quebec, Canada	Corporate Director	2004

Louise Roy Montreal, Quebec, Canada	Associate Fellow; Chair, Leadership for Tomorrow Forum - CIRANO	1997

Raymond Royer Montreal, Quebec, Canada	President and Chief Executive Officer of the Corporation	1996

Edward J. Waters Greenwich, Connecticut, USA	Chair, President and Chief Executive Officer, Cape & Islands Investment Company Ltd.	1982

     The above-mentioned directors have held their principal occupation or held executive positions with the same firm or affiliated firms for the past five years, except as follows: Mr. Jack C. Bingleman was, prior to 2001, President and Director of Staples International Inc. (Europe); Mr. Raymond Chrétien was, prior to 2004,

Ambassador of Canada to France from 2000 to 2003; Mr. Jacques Laurent was, prior to November 2003, Chair of the Board of Hydro-Québec and prior to November 2001, senior partner at Gowling Lafleur Henderson; Mr. Gilles Ouimet was, prior to May 2004, Chair of the Board of Directors of Pratt & Whitney Canada, and prior to May 2002, President and CEO of the same company; Ms. Louise Roy was, prior to December 2002, Vice-President Marketing and Commercial Services and Representative in Canada of the International Air Transport Association (IATA).

     The table below indicates the committees of the Board of Directors, with their respective membership as at March 24, 2005:

AUDIT COMMITTEE	Louis P. Gignac – Chair
Claude R. Lamoureux
Jacques Laurent
Gilles Ouimet

HUMAN RESOURCES COMMITTEE	Brian M. Levitt – Chair
Paul-Henri Couture
Louise Roy

NOMINATING AND CORPORATE	Claude R. Lamoureux – Chair
GOVERNANCE COMMITTEE	Jacques Laurent
Edward J. Waters

ENVIRONMENT AND HEALTH AND	Jacques Laurent – Chair
SAFETY COMMITTEE	Gilles Ouimet
Louise Roy
Raymond Royer

PENSION COMMITTEE	Claude R. Lamoureux – Chair
Brian M. Levitt
Raymond Royer
Edward J. Waters

Officers

     The following table sets forth information concerning the non-director executive officers of the Corporation who, together with the President and Chief Executive Officer, Mr. Raymond Royer, form the Management Committee as at March 24, 2005:

Name	Principal Occupation
Steven A. Barker, South Lebanon, OH, USA	Senior Vice President, Pulp and Paper Sales and Marketing

Robert J. Belanger, St. Clair, MI, USA	Senior Vice President, Specialty Papers

Claude Belley, Boucherville, Quebec, Canada	Senior Vice President, Human Resources

Roger H. Brear, Bradenton, Florida, USA	Senior Vice President, Paper Manufacturing

Name	Principal Occupation
Daniel Buron, St-Lambert, Quebec, Canada	Senior Vice President and Chief Financial Officer

Richard Garneau, Beaconsfield, Quebec, Canada	Senior Vice President, Forest Products

James F. Lenhoff, Ludlow, KY, USA	Senior Vice President, Paper Merchants

Hubert Pelletier, Boucherville, Quebec, Canada	Senior Vice President, Paper Supply Chain

Gilles Pharand, Laval, Quebec, Canada	Senior Vice President, Corporate Affairs and General Counsel

Pierre Trudel, Lennoxville, Quebec, Canada	Senior Vice President, Pulp and Paper Technology

     The above-mentioned officers have held their principal occupations or held executive positions with the same firm or affiliated firms for the past five years, except as follows: Mr. Barker was, prior to January 2004, President of Ris Paper, a subsidiary of the Corporation acquired in July 2000; Mr. Belanger was, from June 2000 to July 2004, General Manager of our Port Huron Mill and, from July to December 2004, Vice-President, Technology; Mr. Belley, over the 22 years he has been with the Corporation, has held various senior operating positions and was, prior to August 2001, Vice-President of our Cornwall mill; Mr. Brear was, prior to August 2001, Senior Vice-President, Manufacturing, Paper with Georgia-Pacific Corporation; Mr. Buron was, prior to May 2004, Vice-President, Finance, Pulp & Paper Sales Division and, prior to September 2002, he was Vice-President and Controller; Mr. Garneau was, prior to October 2002, Vice-President and Chief Financial Officer of Norampac Inc.; Mr. Lenhoff was, prior to December 2004, Vice-President General Manager, Cincinnati Branch, of Domtar Distribution Group and, prior to March 2004, Vice-President Sales and Marketing of Ris Paper where he also held other senior management positions; Mr. Pelletier was, prior to December 2004, Vice-President, Premium Paper Manufacturing, prior to August 2004, Vice-President, Procurement and Transportation and, prior to August 2001, Vice-President, Shared Services; and Mr. Trudel, over the 37 years he has been with the Corporation, has held various senior operating positions and was more recently, prior to December 2004, Vice-President, Printing and Imaging Paper Manufacturing.

     As at February 28, 2005 the directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 710,505 Common Shares representing approximately 0.3% of the outstanding Common Shares of the Corporation.

TRANSFER AGENT AND REGISTRARS

For Common Shares and Series “A” and “B” Preferred Shares and Debentures:
Computershare Trust Company of Canada
Shareholder Services
1500 University Street
Suite 700
Montreal, Qc, Canada H3A 3S8
Tel.: 1-866-245-4053
Also in Halifax, NS; Toronto, ON; Calgary, AB and Vancouver, BC

For Common Shares only:
The Bank of New York
101 Barclay Street, 8 West
New York, NY 10286
U.S.A.
Tel: 212-815-2923

ADDITIONAL INFORMATION

     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Domtar’s proxy circular for its most recent annual meeting of shareholders that involved the election of directors.

     Additional financial information is available in Domtar’s audited consolidated financial statements and Management’s Discussion & Analysis for the financial year ended December 31, 2004.

     Copies of these documents may be obtained upon request from the Corporate Secretary of the Corporation, Domtar Inc., 395 de Maisonneuve Boulevard West, Montréal, Québec H3A 1L6 or on Domtar’s Internet site: http://www.domtar.com or at http://www.sedar.com.

     In addition, when the Corporation’s securities are in the course of a distribution pursuant to a short-form prospectus or when a preliminary short-form prospectus has been filed, the following documents may be obtained free of charge from the Corporate Secretary of the Corporation:

     i) one copy of the Annual Information Form, together with one copy of any documents or portion thereof incorporated therein by reference;

     ii) one copy of Domtar’s comparative financial statements for its most recently completed financial year together with the report of the auditors thereon and one copy of any interim financial statements of Domtar subsequent to the financial statements for its most recently completed financial year;

     iii) one copy of Domtar’s management proxy circular for its most recent annual meeting of shareholders which involved the election of directors; and

     iv) one copy of any other documents that are incorporated by reference in the preliminary short form prospectus or the short form prospectus.

     At any other time, one copy of the documents referred to in subparagraphs i, ii and iii above will be provided free of charge upon request to the Corporate Secretary.

AUDIT COMMITTEE INFORMATION

Pursuant to Multilateral Instrument 52-110, and Form 52-110F1, the following disclosure is made:

a)	Audit Committee Charter The Audit Committee Charter may be found in Schedule A of this document.

b)	Composition of the Audit Committee

	Independent	Financially Literate

Louis P. Gignac, Chair	Yes	Yes
Claude R. Lamoureux	Yes	Yes
Jacques Laurent	Yes	Yes
Gilles Ouimet	Yes	Yes

c)	Relevant Education and Experience

Louis P. Gignac, Chair	Obtained a degree in engineering from Laval University, a Master of Science (minor in Business) of the University of Minnesota, as well as a Doctorate in Mining Engineering from the University of Missouri-Rolla. As President and CEO of Cambior Inc. since 1986, Mr. Gignac supervises directly and indirectly 50 finance employees in the financial group. He has been a member of the Corporation’s Audit Committee, and Chair, since 2002.

Claude R. Lamoureux	President and CEO of the Ontario Teachers’ Pension Plan since 1990. Previously, he was a financial executive for over 25 years with Metropolitan Life, as well as President and CEO. Mr. Lamoureux is also an actuary, and throughout his extensive career was involved in investment activities overseeing the work of numerous finance and accounting professionals and executives, both in Canada and the U.S. He has been a member of the Corporation’s Audit Committee since 2000. He is a member of the Consultative Advisory Group of the International Auditing and Assurance Standards Board.

Jacques Laurent	Studied accounting at the Graduate School of Business of Columbia University, and has been a member of audit committees of public corporations for the last 20 years. As Chairman of the Board of Hydro-Québec, he had the internal auditor report directly to him. As a business lawyer, he was involved in numerous transactions including financial aspects and internal controls and procedures. He has been a member of the Corporation’s Audit Committee since 2000.

Gilles Ouimet	A graduate in Engineering Physics of the Royal Military College, Mr. Ouimet also obtained an MBA with specialization in finance and is also a fellow certified management accountant (FCMA). During his career that spans over 30 years, he occupied various senior finance and accounting positions such as CFO and Controller. As President and CEO of Pratt & Whitney Canada, he had the CFO reporting directly to him. He has been a member of the Corporation’s Audit Committee since April 29, 2004.

d)	Pre-Approval Policy and Procedures

     The Audit Committee has adopted since 2003 the Audit and Non-Audit Services Pre-Approval Policy, whereby the Audit Committee must approve audit and non-audit services provided by the Corporation’s external auditor, in order to ensure that such services do not impair the external auditor independence.

     The Policy may be found on our website at: www.domtar.com

e)	External Auditor Service Fees:

	Years ended December 31,
(in thousands of Canadian dollars)	2004	2003
Audit Fees	1,178	1,368
Audit Related Fees	341	422
Tax Fees	32	62
All Other Fees	55	12

Total	1,606	1,864

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

Registrant:	Domtar Inc.

By:	/s / Razvan L. Theodoru

Razvan L. Theodoru
Corporate Secretary

Date:	March 24, 2005