Form 40-F
DOMTAR INC /CANADA
filed 2005-03-24
CIK 819817

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

8 3/4% Notes due 2006, 9 1/2% Debentures due 2016, 7.875% Notes due 2011, 5.375% Notes due 2013

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☐	Annual Information form	☑	Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares — 230,237,354 shares

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

Form 40-F

Domtar Inc.

March 24, 2005

Disclosure Controls and Procedures;

Management’s Discussion and Analysis of Annual Results of Operations;

Management’s statement of responsibility and Auditors’ report;

Audited consolidated financial statements of Domtar Inc. as at and for the year ended December 31, 2004;

Audit Committee;

Code of Ethics;

Principal Accountant fees and services;
Consent of Independant auditors
Certification
Certification
Certification
Certification

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

2004 FINANCIAL RESULTS

Management’s
Discussion and Analysis

MONTREAL, QUEBEC, FEBRUARY 28, 2005

Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of Domtar’s operations. Throughout this MD&A, unless otherwise specified, “Domtar”, “we”, “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and “the Corporation” refers to Domtar excluding its interest in joint ventures including, among others, Norampac Inc. (“Norampac”). Domtar’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles (GAAP). This MD&A should be read in conjunction with Domtar’s audited consolidated financial statements and notes thereto.

     In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, and the term “tonne” or the symbol “MT” refers to a metric ton. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, and the term “dollars” and the symbols “$” and “CAN$” refer to Canadian dollars. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that are forward-looking in nature. Statements including the words “believe”, “expect”, “anticipate”, “aim”, “target”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in Domtar’s continuous disclosure filings. Therefore, Domtar’s actual results may be materially different from those expressed or implied by such forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2004 Overview

In 2004, stronger demand, which led to better pricing in U.S. dollar terms and higher shipments for most of our major products, combined with the positive effects of restructuring efforts, was not sufficient to offset the impact of the ongoing decline in the value of the U.S. dollar and higher costs for purchased wood, freight and softwood lumber duties.

Our business

Domtar’s reporting segments correspond
to the following business activities:
Papers, Paper Merchants, Wood and Packaging.

1 Including sales of Domtar paper through our Paper Merchants business.
2 Excluding sales of Domtar paper.

SALES BY SEGMENT – 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

PAPERS

We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper facilities in Canada and five in the United States, with an annual paper production capacity of approximately 2.7 million tons, complemented by strategically located warehouses and sales offices. Over 50% of our paper production capacity is located in the United States and approximately 90% of our paper sales are made to customers in the United States. Uncoated and coated freesheet papers are used for business, commercial printing and publication and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

     We sell paper primarily through a large network of owned and independent merchants that distribute our paper products throughout North America. We also sell our products to a variety of customers, including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. We also purchase pulp to optimize paper production and reduce freight costs. In 2004, our net market pulp position (shipments less purchases) was approximately 700,000 tons.

			COMMERCIAL PRINTING AND			TECHNICAL AND
CATEGORY	BUSINESS PAPERS		PUBLICATION PAPERS			SPECIALTY PAPERS
					COATED	UNCOATED AND
TYPE	UNCOATED FREESHEET				FREESHEET	COATED FREESHEET
GRADE	Copy	Premium imaging/ Technology papers	Offset Business converting	Lightweight Opaques Text, cover and writing	Lightweight Premium Regular	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables
APPLICATION	Photocopies Office documents Presentations		Pamphlets Brochures Direct Mail Commercial printing Forms & envelopes	Stationery Brochures Annual reports Books Catalogs	Brochures Annual reports Books Magazines Catalogs	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers
CAPACITY *	As at February 28, 2005 : approximately 2.7 million tons
	0.9 million tons 33%	0.1 million tons 4%	0.6 million tons 22%	0.4 million tons 14%	0.3 million tons 13%	0.4 million tons 14%

*	The allocation of production capacity may vary from period to period in order to take advantage of market conditions. On December 9, 2004, we announced the indefinite closure of the pulp mill, one paper machine and its sheeter at our Cornwall paper mill until economic and market conditions allow these assets to operate profitably. This indefinite closure, impacting 85,000 tons of paper, has not been reflected in the above capacity.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our Papers business is our most important segment, representing 56% of consolidated sales in 2004, or 62% when including sales of Domtar paper through our own Paper Merchants business.

PAPER MERCHANTS

Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by Domtar and other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Domtar-owned paper merchants operate in the United States and Canada. On November 18, 2004, we announced that we had gathered all our merchant operations under a single banner and umbrella name, the Domtar Distribution Group, thereby creating the fifth largest paper merchant organization in North America. Ris Paper, acquired in July 2000, operates throughout the Northeast, Mid-Atlantic and Mid-West areas from 20 locations in the United States, including 17 distribution centers. The Canadian business operates as Buntin Reid in three locations in Ontario; JBR/La Maison du Papier in two locations in Quebec; and The Paper House in three locations in Atlantic Canada. Our Paper Merchants business represented 21% of consolidated sales in 2004, or 15% when excluding sales of Domtar paper.

WOOD

Our Wood business comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources. We operate 10 sawmills (six in Quebec and four in Ontario, following the permanent closure of the Chapleau sawmill effective March 6, 2005) and one remanufacturing facility (in Quebec), for an annual capacity of 1.1 billion board feet of lumber. We also have investments in four businesses that produce wood products. We seek to optimize 18 million acres of forestland directly licensed or owned by the Corporation in Canada and the United States through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 11% of consolidated sales in 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PACKAGING

Our Packaging business comprises our 50% ownership interest in Norampac, a joint venture between Domtar Inc. and Cascades Inc. We do not manage the day-to-day operations of Norampac. The Board of Directors of Norampac is composed of four representatives each from Domtar Inc. and Cascades Inc. The Chairman of the Board is proposed by Domtar Inc. and appointed by the Board, while the President and Chief Executive Officer is proposed by Cascades Inc. and appointed by the Board. Norampac’s debt is non-recourse to Domtar Inc. As required by GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.

     Norampac’s network of 26 corrugated packaging plants, strategically located across Canada and the United States, provides full-service packaging solutions and produces a broad range of products. Norampac’s eight containerboard mills (located in Ontario, Quebec, British Columbia, New York State and northern France), having a combined annual capacity of approximately 1.6 million tons, directly or indirectly supply essentially all the containerboard requirements of the converting plants. Our Packaging business represented 12% of consolidated sales in 2004.

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

Our business strategies are to continue to

–	anticipate and meet the needs of our customers in order to enhance customer loyalty

–	improve the productivity of our mills and the quality of our products and services

–	broaden our distribution capabilities

–	grow through acquisitions and alliances within our areas of expertise

–	maintain strict financial discipline

–	foster the personal growth and participation of employees

–	act as a responsible corporate citizen.

Through these strategies, we aim to be one of the most attractive investments in the North American basic materials sector by providing superior returns to our shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of financial results

FINANCIAL HIGHLIGHTS Years ended December 31		2004	2003	2002
(In millions of Canadian dollars, unless otherwise noted)			(RESTATED)[1]
Sales		5,115	5,167	5,859

EBITDA [2]		428	514	809

Operating profit (loss) [2]		49	(95)	384
Excluding specified items [3]		66	126	447

Net earnings (loss)		(42)	(193)	141
Excluding specified items [3]		(33)	(10)	183

Net earnings (loss) per share (in dollars):
Basic		(0.19)	(0.86)	0.62
Basic, excluding specified items [3]		(0.15)	(0.05)	0.80
Diluted		(0.19)	(0.86)	0.61

ROE [4] (%)		(2)	(8)	6
Excluding specified items [4]		(1)	—	7

Operating profit (loss), excluding specified items, per segment [3]:
Papers		(5)	126	346
Paper Merchants		21	20	25
Wood		(13)	(66)	2
Packaging		52	48	74
Corporate		11	(2)	—

Total		66	126	447

Average exchange rates	CAN$	1.301	1.401	1.570
	US$	0.769	0.714	0.637

Dividends per share (in dollars):
Series A preferred shares		2.25	2.25	2.25
Series B preferred shares		0.73	0.86	0.75
Common shares		0.24	0.22	0.14

Total assets (at end of year)		5,688	5,848	6,847

Total long-term debt, including current portion (at end of year)		2,034	2,059	2,514

1, 2, 3, 4 Refer to “Notes to financial highlights”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Notes to financial highlights

[1]	The prior period comparative figures have been restated to reflect the adoption of the new Canadian Institute of Chartered Accountants (CICA) handbook section 3110 “Asset Retirement Obligations”.

[2]	EBITDA (Earnings Before Interest (Financing expenses), Taxes and Amortization) is a non-GAAP measure and is determined by adding back amortization expense, including portions related to specified items (impairment losses and write-downs), financing expenses and income taxes to net earnings (see “EBITDA” table). Operating profit is also a non-GAAP measure that is determined by deducting cost of sales, selling, general and administrative expenses (SG&A), amortization expense, closure and restructuring costs, impairment loss and net gains on disposals of property, plant and equipment from sales. We focus on EBITDA and operating profit as these measures enable us to compare our results between periods without regard to debt service or income taxes (for operating profit) and without regard to amortization (for EBITDA). As such, we believe it would be useful for investors and other users to be aware of these measures so they can better assess our performance. Our EBITDA and operating profit measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

[3]	See “Specified items affecting results and non-GAAP measures”.

[4]	Return on average common shareholders’ equity (ROE) is a non-GAAP measure that is calculated as net earnings, after dividend payments on preferred shares, to total average common shareholders’ equity. The ratio excluding specified items is calculated as net earnings excluding specified items, after dividend payments on preferred shares, to total average common shareholders’ equity excluding specified items on a cumulative basis. We use this measure in assessing the returns we provide to our shareholders and, as such, believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. ROE has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

SPECIFIED ITEMS AFFECTING RESULTS AND NON-GAAP MEASURES

Our operating results include specified items that, in our view, do not typify our normal operating activities, thus affecting the comparability of our results from period to period. To measure our performance and that of our business segments from period to period without variations caused by these specified items, we focus on operating profit excluding specified items, net earnings excluding specified items, net earnings per share excluding specified items and other such measures excluding specified items. We define specified items as items such as the impacts of impairment of assets, facility or machine closures, changes in income tax legislation, debt restructuring, unrealized mark-to-market gains and losses on hedging contracts not considered as hedges for accounting purposes, foreign exchange impact on long-term debt translation and other items that, in our view, do not typify normal operating activities.

     Operating profit excluding specified items, net earnings excluding specified items, net earnings per share excluding specified items and other such measures excluding specified items are non-GAAP measures. We believe that it is useful for investors and other users to be aware of the specified items that positively or adversely affected our GAAP results, and that these non-GAAP measures provide investors and other users with a measure of performance to compare our results between periods without regard to these specified items. Measures excluding specified items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

     The following tables reconcile our net earnings and net earnings per share, determined in accordance with GAAP, to our net earnings excluding specified items and net earnings per share excluding specified items, and reconcile our operating profit to our operating profit excluding specified items:

MANAGEMENT’S DISCUSSION AND ANALYSIS

SPECIFIED ITEMS Years ended December 31	2004			2003

(In millions of canadian dollars,			NET LOSS	OPERATING		NET LOSS
unless otherwise noted)	OPERATING	NET	PER SHARE	PROFIT	NET	PER SHARE
	PROFIT	LOSS	(IN DOLLARS)	(LOSS)	LOSS	(IN DOLLARS)
As per GAAP*	49	(42)	(0.19)	(95)	(193)	(0.86)
Specified items:
Sales of land(i)	(33)	(21)		—	—
Closure and restructuring costs(ii)	48	33		24	16
Unrealized mark-to-market gains or losses(iii)	2	1		(6)	(4)
Foreign exchange impact on long-term debt(iv)	—	(4)		—	(8)
Impairment of assets(v)	—	—		201	135
Income tax legislation changes(vi)	—	—		—	31
Refinancing costs(vii)	—	—		—	12
Write-off of deferred costs(viii)	—	—		2	1

	17	9	0.04	221	183	0.81

Excluding specified items	66	(33)	(0.15)	126	(10)	(0.05)

* Except for operating profit (loss), which is a non-GAAP measure.

SPECIFIED ITEMS Three months ended December 31	2004			2003

(In millions of Canadian dollars,			NET LOSS			NET LOSS
unless otherwise noted)	OPERATING	NET	PER SHARE	OPERATING	NET	PER SHARE
	LOSS	LOSS	(IN DOLLARS)	LOSS	LOSS	(IN DOLLARS)
As per GAAP*	(12)	(26)	(0.11)	(265)	(231)	(1.01)
Specified items:
Sales of land(i)	(29)	(17)		—	—
Closure and restructuring costs(ii)	40	27		29	19
Unrealized mark-to-market gains or losses(iii)	(1)	(1)		—	—
Foreign exchange impact on long-term debt(iv)	—	(3)		—	(3)
Impairment of assets(v)	—	—		201	135
Income tax legislation changes(vi)	—	—		—	31
Refinancing costs(vii)	—	—		—	5
Write-off of deferred costs(viii)	—	—		2	1

	10	6	0.02	232	188	0.82

Excluding specified items	(2)	(20)	(0.09)	(33)	(43)	(0.19)

* Except for operating profit (loss), which is a non-GAAP measure.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(i)	In the third quarter of 2004, we announced the sale of timberland and a subsequent donation to the ecological organization The Nature Conservancy, for a total net gain realized of $4 million ($4 million net of income taxes), to help create the largest private protected natural site in Eastern Canada. In addition, in the fourth quarter of 2004, we announced a sale of timberland to the Lyme Timber Company of Hanover and the ecological organization The Nature Conservancy for a realized gain of $28 million ($17 million net of income taxes), after determining that the property no longer met our land ownership criteria for our paper manufacturing business, as well as other sales of land for a realized gain of $1 million (nil net of income taxes). These gains were recorded in the financial statements under “Net gains on disposal of property, plant and equipment”.

(ii)	Our results reflect restructuring charges related to the implementation of best practices. In addition, our results include closure costs related to the indefinite closure of a pulp mill, one paper machine and its sheeter at our Cornwall paper mill, as well as closure costs pertaining to the closure of our St. Catharines paper mill and our Chapleau sawmill. These costs were presented under “Closure and restructuring costs” in the financial statements.

(iii)	Our results include unrealized mark-to-market gains or losses on commodity swap contracts and foreign exchange contracts not considered as hedges for accounting purposes. Such gains or losses were presented under “Selling, general and administrative” expenses in the financial statements.

     Our policy is to utilize derivative financial instruments such as commodity swap contracts for purposes of managing risk and not for speculative purposes. Notwithstanding the fact that these contracts do not meet the accounting criteria for hedge effectiveness, we believe that, from an operational and cash flow point of view, these contracts are effective in managing our risk.

(iv)	Our results include our 50% share of Norampac’s foreign exchange gains or losses on the translation of a portion of its long-term debt. Such gains or losses were presented under “Financing expenses” in the financial statements.

(v)	In the fourth quarter of 2003, we conducted an impairment study of the long-lived assets at our Lebel-sur-Quévillon pulp mill as a result of past operating losses at this facility and our assessment of the impact of a weaker U.S. dollar and market trends on this facility. Following this study, we recorded an impairment loss of $201 million ($135 million net of income taxes) on the net book value of property, plant and equipment of this mill. This loss was presented under “Impairment loss” in the financial statements.

(vi)	In the fourth quarter of 2003, income tax expense was increased by $31 million as a result of an increase in statutory enacted income tax rates for future years and a corresponding revaluation of future income tax assets and liabilities. This charge was presented under “Income tax expense (recovery)” in the financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(vii)	Our results include charges arising from the refinancing of US$350 million of our debt in November 2003, as well as our proportionate share of Norampac’s refinancing of substantially all its existing credit facilities and long-term debt, except those of its joint venture. These charges were recorded in the financial statements under “Financing expenses”.

(viii)	In the fourth quarter of 2003, our results included a charge relating to the write-off of costs incurred with respect to a potential joint venture transaction. This charge was presented under “Selling, general and administrative” expenses in the financial statements.

2004 VS 2003 ANNUAL OVERVIEW

SALES OF $5.1 BILLION

Sales in 2004 amounted to $5,115 million, a decrease of $52 million over sales of $5,167 million in 2003. This decrease is attributable to the negative impact of a 7% decline in the year-over-year average value of the U.S. dollar relative to the Canadian dollar, partially offset by higher shipments for the majority of our products and higher average selling prices for lumber, pulp and packaging products.

     Overall, our U.S. dollar denominated average transaction prices for 2004 were higher than those of 2003 due to significantly higher average selling prices for lumber as well as higher average selling prices for pulp and packaging products. Our U.S. dollar denominated average transaction prices for papers in 2004 were below those of 2003.

OPERATING PROFIT OF $49 MILLION

Cost of sales increased by $46 million or 1% in 2004 compared to 2003. This increase mainly reflects higher shipments for the majority of our products, higher costs, particularly for purchased wood and freight, as well as higher duties on our softwood lumber exports to the U.S. These factors were partially offset by the positive impact of a weaker U.S. dollar on our U.S. dollar denominated costs as well as savings realized from restructuring activities.

     Selling, general and administrative (SG&A) expenses decreased by $13 million or 4% in 2004 compared to 2003. Excluding specified items, SG&A decreased by $19 million or 6% in 2004 compared to 2003. This decrease is attributable to the $11 million impact of higher royalty revenues relating to a license (expiring in May 2007) granted for the use of our wood preserving patent as well as the positive impact of a weaker U.S. dollar on our U.S. dollar denominated costs.

     Operating profit in 2004 amounted to $49 million compared to an operating loss of $95 million in 2003. Excluding specified items, operating profit totaled $66 million in 2004 compared to $126 million in 2003. This decrease in operating profit excluding specified items is largely attributable to the $175 million negative impact of a weaker U.S. dollar (including

MANAGEMENT’S DISCUSSION AND ANALYSIS

the effect of our hedging program), higher costs, particularly for purchased wood and freight, as well as higher softwood lumber duties. Partially offsetting the effect of higher costs and a weaker U.S. dollar were higher average selling prices for lumber, pulp and packaging products as well as higher overall shipments for the majority of our products, savings realized from restructuring activities and lower amortization expense.

VARIANCE ANALYSIS – 2004 vs 2003

(In millions of Canadian dollars)
2003 operating profit, excluding specified items		126
Foreign exchange (net of hedging programs)		(175)
Selling prices		151
Softwood lumber duties		(24)
Energy costs		(1)
Quality and profitability improvement programs (Q&P):
Shipments and mix	55
Freight costs	(29)
Purchased wood costs	(34)
Other costs	(3)

Total Q&P		(11)

2004 operating profit, excluding specified items		66

MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of the above-mentioned factors, EBITDA for 2004 compared to 2003 was as follows:

EBITDA Years ended December 31	2004	2003

(In millions of Canadian dollars)
Net loss	(42)	(193)
Income tax recovery	(52)	(67)
Financing expenses	148	169
Amortization of deferred gain	(5)	(4)
Amortization	368	385
Impairment loss	–	201
Closure and restructuring costs (portion related to fixed asset write-downs)	11	23

EBITDA	428	514

SPECIFIC COST REDUCTION INITIATIVES

At the beginning of 2004, we announced plans to strengthen our quality and profitability improvement (Q&P) programs through a two-pronged program aimed at improving our results by $200 million by the end of 2005. The first goal was to improve the profitability of our Canadian pulp and paper operations by $50 million. The second goal was to increase our profitability by $150 million through improvements in volume/mix and cost reductions. Due to the volatility of our current business environment, we have decided to refocus the program and aim to deliver on specific cost reduction initiatives. Although our Q&P programs are an integral part of our management approach, we wanted to focus on cost reduction initiatives.

     These initiatives aim to achieve a run-rate of $100 million in cost reductions at the end of 2005. As at December 31, 2004, we have achieved a run-rate of $30 million in savings stemming from the restructuring of our Canadian pulp and paper operations announced in the first quarter of 2004. Although cost reductions will continue throughout 2005, the full impact of these actions will only be reflected in our 2006 results. Among the difficult but necessary decisions taken to allow the achievement of this objective, we find, among others:

–	The restructuring of our Canadian pulp and paper operations, which will eliminate 415 permanent positions once complete

–	The elimination of 400 additional permanent positions throughout Domtar, including 150 positions within management and staff functions and 250 positions within our paper mills

–	The restructuring of our lumber operations in northeastern Ontario, which will lead to the closure of our Chapleau sawmill and the elimination of 67 permanent positions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The complete implementation of these measures will reduce our total workforce by 8%. The announcement of the indefinite closure of the pulp mill, one paper machine and its sheeter at our Cornwall paper mill, which will impact 390 positions, is not included in the 8% workforce reduction.

NET LOSS OF $42 MILLION

Net loss for 2004 amounted to $42 million ($0.19 per common share) compared to a net loss of $193 million ($0.86 per common share) in 2003. Excluding specified items, net loss amounted to $33 million ($0.15 per common share) compared to $10 million ($0.05 per common share) in 2003. The decline in net earnings excluding specified items was attributable to the factors mentioned above as well as to lower income tax recovery, partially offset by lower financing expenses.

LIQUIDITY AND CAPITAL

Cash flows provided from operating activities in 2004 amounted to $122 million compared to $348 million in 2003. Additions to property, plant and equipment amounted to $204 million in 2004 compared to $236 million in 2003. We posted a negative free cash flow1 of $41 million compared to positive $123 million in 2003. This was due to the continued weakness of the U.S. dollar relative to the Canadian dollar, the impact of higher costs across our operations and higher working capital requirements.

     Our total long-term debt decreased by $25 million, largely due to the $127 million positive impact of a weaker U.S. dollar on our U.S. dollar denominated debt, partially offset by net borrowings of $102 million. Our net debt-to-total capitalization ratior 2 as at December 31, 2004 stood at 49.5% compared to 48.4% as at December 31, 2003.

[1]	Free cash flow is a non-GAAP measure that we define as the amount by which cash flows provided from operating activities, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP (additions to property, plant and equipment net of proceeds from disposals of property, plant and equipment). We use free cash flow in evaluating our ability and that of our business segments to service our debt and pay dividends to our shareholders and, as such, believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our free cash flow measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

[2]	See “Net debt-to-total capitalization ratio” table and definition in the “Liquidities and capital resources” section.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q4 2004 vs Q4 2003 QUARTERLY OVERVIEW

SALES OF $1.2 BILLION

Sales in the fourth quarter of 2004 amounted to $1,209 million, an increase of $32 million over sales of $1,177 million in the fourth quarter of 2003. This increase is mainly attributable to higher average selling prices for the majority of our products except for hardwood pulp. Partially mitigating this rise in sales was the negative impact of a 7% decline in the quarter-over-quarter average value of the U.S. dollar relative to the Canadian dollar.

     Overall, our U.S. dollar denominated average transaction prices for the fourth quarter of 2004 were higher than those of the fourth quarter of 2003 due to significantly higher average selling prices for lumber and higher average selling prices for papers, softwood pulp and packaging products.

OPERATING LOSS OF $12 MILLION

Cost of sales increased by $10 million or 1% in the fourth quarter of 2004 compared to the fourth quarter of 2003. This increase mainly reflects higher shipments, as well as higher overall costs for purchased wood, fiber, chemicals, freight and energy. These factors were partially offset by the positive impact of a weaker U.S. dollar on our U.S. dollar denominated costs as well as savings realized from restructuring activities.

     SG&A expenses decreased by $7 million or 8% in the fourth quarter of 2004 compared to the fourth quarter of 2003. Excluding specified items, SG&A decreased by $4 million or 5% in the fourth quarter of 2004 compared to the fourth quarter of 2003. The decrease in SG&A excluding specified items was mainly attributable to higher royalty revenues relating to a license granted for the use of our wood preserving patent as well as the positive impact of a weaker U.S. dollar on our U.S. dollar denominated costs.

     Operating loss in the fourth quarter of 2004 amounted to $12 million compared to an operating loss of $265 million in the fourth quarter of 2003. Excluding specified items, operating loss totaled $2 million in the fourth quarter of 2004 compared to an operating loss of $33 million in the fourth quarter of 2003. This improvement in operating profit excluding specified items is largely attributable to higher average selling prices for the majority of our products except for hardwood pulp as well as savings realized from restructuring activities and lower amortization expense. The improvement in operating profit was partially mitigated by the negative impact of a weaker U.S. dollar (including the effect of our hedging program) and higher overall costs, particularly for purchased wood, fiber and chemicals.

     As a result of the above-mentioned factors, EBITDA in the fourth quarter of 2004 amounted to $90 million compared to $55 million in the fourth quarter of 2003.

     Net loss in the fourth quarter of 2004 amounted to $26 million ($0.11 per common share) compared to $231 million ($1.01 per common share) in the fourth quarter of 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Excluding specified items, net loss amounted to $20 million ($0.09 per common share), a $23 million improvement over a net loss of $43 million ($0.19 per common share) in the fourth quarter of 2003. This improvement was due to the above-mentioned factors and a decrease in financing expenses, partially offset by a decrease in income tax recovery.

Papers

SELECTED INFORMATION Years ended December 31		2004	2003

(In millions of Canadian dollars, unless otherwise noted)
Sales		2,891	3,034

EBITDA		270	436

Operating loss		(8)	(93)
Sales of land[1]		(33)	—
Restructuring and closure costs[1]		33	24
Impairment of assets[1]		—	201
Unrealized mark-to-market gains or losses[1]		3	(6)

Operating profit (loss), excluding specified items		(5)	126

Shipments:
Paper (in thousands of ST)		2,562	2,499
Pulp (in thousands of ADST)		808	769

Paper shipments by product offering (%):
Copy and offset grades		52	54
Uncoated commercial printing & publication and premium imaging grades		21	21
Coated commercial printing & publication grades		12	11
Technical & specialty grades		15	14

Total		100	100

Benchmark prices[2]:
Copy 20 lb sheet	(US$/TON)	794	768
Offset 50 lb rolls	(US$/TON)	676	628
Coated publication, no. 3, 60 lb rolls	(US$/TON)	811	804
Pulp NBSK – U.S. market	(US$/ADMT)	640	553
Pulp NBHK – Japan market[3]	(US$/ADMT)	490	470

[1] Refer to “Specified items affecting results and non-GAAP measures”.

[2] Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.

[3] Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SALES AND OPERATING PROFIT

Sales in our Papers business amounted to $2,891 million in 2004, a decrease of $143 million or 5% in comparison to 2003. This decrease was mainly attributable to the negative impact of a weaker U.S. dollar and overall lower average selling prices for paper, partially offset by higher shipments for paper and pulp and higher average selling prices for pulp.

     Operating loss in our Papers business totaled $8 million in 2004 (or $5 million when excluding specified items) compared to an operating loss of $93 million (or an operating profit of $126 million when excluding specified items) in 2003. Excluding specified items, the decrease of $131 million in operating profit is largely the result of the negative impact of a weaker U.S. dollar, higher purchased wood and freight costs and lower average selling prices for papers. Partially offsetting these factors were higher shipments for paper and pulp, higher average selling prices for pulp, savings realized from restructuring activities and lower amortization expense.

PRICING ENVIRONMENT

In our Papers business, our average transaction prices, denominated in U.S. dollars, decreased in 2004 compared to 2003. Within Canada, the decline of the U.S. dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.

     Our average transaction prices for our basket of copy and offset grades decreased on average by approximately US$5/ton in 2004 compared to 2003. However, our average transaction prices for copy 20 lb sheets and offset 50 lb rolls, which represented approximately 40% of our paper sales in 2004 in terms of shipments, were higher on average by US$13/ton and US$23/ton, respectively, in 2004 compared to 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our average transaction prices for Northern Bleached Softwood Kraft (NBSK) pulp increased by US$69/tonne and our average transaction prices for Northern Bleached Hardwood Kraft (NBHK) pulp increased by US$2/tonne in 2004 compared to 2003. We announced a US$30/tonne price increase for softwood and hardwood pulp effective February 1, 2005.

OPERATIONS

Our paper shipments increased by 63,000 tons in 2004 compared to 2003. Our paper shipments to capacity ratio stood at 95% for 2004 compared to 91% in 2003. This improvement is mainly attributable to the fact that, in 2003, our Papers business had been impacted by weak economic conditions, our decision to both curtail production to match customer demand and end the practice of selling seconds, labor issues, and the impact of production disruptions caused by the mid-August 2003 power outage in the eastern United States and eastern Canada.

     In November 2003, employees at our Vancouver paper mill went on strike after rejecting our offer for the renewal of their collective agreement. In January 2004, the strike was resolved and a new five-year labor agreement was signed with the Communications, Energy and Paperworkers Union of Canada. The mill resumed operations in early February 2004.

     Negotiations are ongoing for the renewal of certain collective agreements that expired between April 2004 and September 2004 for our Cornwall, Ottawa-Hull, Espanola and Lebel-sur-Quévillon mills. The collective agreement at our Windsor mill will expire in April 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS

INITIATIVES

In January 2004, we proceeded with our plan to reorganize production activities at our Vancouver paper mill to adjust our production to customer demand and increase the mill’s profitability. Accordingly, we shut down one of the mill’s two paper machines and restructured the activities of the other to optimize manufacturing of our Domtar Luna coated paper. This process resulted in the permanent curtailment of 45,000 tons of paper manufacturing capacity and the elimination of 85 permanent positions.

     In the first quarter of 2004, we continued to implement best practices at our Cornwall, Espanola, Ottawa-Hull, Port Huron and Windsor mills. In all, 330 positions will be affected over the course of 2004 to 2006. In order to accomplish this plan, we will invest approximately $11 million in capital expenditures in 2005 and 2006. Once fully implemented, these initiatives, in conjunction with the reorganization of operations at our Vancouver paper mill, are expected to generate annual savings of approximately $50 million. As at December 31, 2004, the implementation of this initiative was on track and we have achieved savings of $30 million on an annualized basis.

     In line with the continued implementation of best practices across our operations, we announced further initiatives in the fourth quarter of 2004 aimed at improving our competitive position and operational flexibility. We announced the temporary closure of the pulp mill, one paper machine and its sheeter at our Cornwall mill, effective March 8, 2005, until economic and market conditions allow these assets to operate profitably. This resulted in a temporary production curtailment of 150,000 tons of pulp and 85,000 tons of paper, and will impact approximately 390 positions. We further announced that 400 permanent positions mainly related to our paper operations as well as management and staff functions will be eliminated by the end of 2005. These mesures, in conjunction with the restructuring of our lumber operations in northeastern Ontario, should generate additional annualized savings of approximately $50 million.

     In addition, with respect to our capital expenditures program, we pursued investments in the roll-out of an Enterprise Resource Planning (ERP) system and a paper logistics management system with the goal of improving the quality and efficiency of our services.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Paper merchants

SELECTED INFORMATION Years ended December 31	2004	2003

(In millions of Canadian dollars)
Sales	1,057	1,074

EBITDA	23	23

Operating profit	20	20
Restructuring and closure costs[1]	1	–

Operating profit, excluding specified items	21	20

[1] Refer to “Specified items affecting results and non-GAAP measures”.

SALES AND OPERATING PROFIT

Our Paper Merchants business generated sales of $1,057 million, a decrease of $17 million or 2% in comparison to 2003. This decrease was attributable to the negative impact of a weaker U.S. dollar and lower average paper selling prices, partially offset by higher shipments.

      Operating profit totaled $20 million in 2004, or $21 million when excluding specified items (reflecting an operating margin of 2.0%), compared to $20 million (reflecting an operating margin of 1.9%) in 2003. The $1 million increase in operating profit excluding specified items was primarily due to higher shipments, partially offset by the negative impact of a weaker U.S. dollar.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Wood

SELECTED INFORMATION Years ended December 31		2004	2003

(In millions of Canadian dollars, unless otherwise noted)
Sales
Lumber sales		496	393
Wood chips and other sales		175	161

Sub-total		671	554
Intersegment sales		(130)	(117)

		541	437

EBITDA		31	(27)

Operating loss		(27)	(68)
Closure and restructuring costs[1]		14	—
Write-off of deferred costs[1]		—	2

Operating loss, excluding specified items		(13)	(66)

Shipments (millions of FBM)		1,009	999

Shipments by product offering (%):
Random lengths		36	39
Studs		36	37
Value-added		23	18
Industrial		5	6

Total		100	100

Benchmark prices2:
Lumber G.L. 2x4 R/L no. 1 & no. 2	(US$/MFBM)	459	340
Lumber G.L. 2x4x8 stud	(US$/MFBM)	417	327

Lumber duties (cash deposits)		69	45

[1]	Refer to “Specified items affecting results and non-GAAP measures”.

[2]	Source: Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

SALES AND OPERATING PROFIT

Sales in our Wood business amounted to $541 million, an increase of $104 million over sales of $437 million in 2003. This increase is largely due to a significant rise in average selling prices for lumber and higher shipments, partially offset by the negative impact of a weaker U.S. dollar.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating loss in our Wood business totaled $27 million (or $13 million when excluding specified items) in 2004 compared to an operating loss of $68 million (or $66 million when excluding specified items) in 2003. The $53 million reduction in operating loss when excluding specified items was largely the result of significantly higher average selling prices for lumber, partially offset by the negative impact of a weaker U.S. dollar, higher softwood lumber duties, higher road construction and maintenance costs and higher amortization expense.

     Cash deposits of $69 million were made on our softwood lumber exports to the U.S. in 2004 compared to $45 million in 2003. Since May 22, 2002, cash deposits of $145 million (US$105 million) for countervailing and antidumping duties have been made and expensed by Domtar (at a stable rate of 27.22%). As of January 1, 2005, cash deposits for countervailing and antidumping duties are being made and expensed by Domtar at a new rate of 20.95%.

PRICING ENVIRONMENT

Our average transaction prices for Great Lakes 2x4 studs and random lengths increased by US$92/MFBM and US$124/MFBM, respectively, in 2004 compared to 2003. Our Canadian dollar denominated prices rose by a lesser amount, given that these are derived from U.S. dollar denominated prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONS

During the first quarter of 2004, we created a 50-50 joint venture with Gogama Forest Products Ltd. to form a fully integrated sawmill, kiln and planer operation in northern Ontario that will produce approximately 60 million board feet per year of lumber previously dried and dressed at our Sault Ste. Marie planer facility.

     Throughout 2004, certain of our operations were negatively impacted by temporary mill closures, which were beyond our control. Production at our White River sawmill, which was halted in mid-2003, reopened only in late February 2004. In addition, our Timmins sawmill and Gogama joint venture were affected by labor disruptions at transportation suppliers. Operations at our Chapleau sawmill were reduced to one shift, effective April 30, 2004, due to a substantial reduction in fiber supply availability. Furthermore, in the third quarter of 2004, we announced a temporary halt to woodland operations in our Val d’Or and Malartic forests, effective October 4, 2004, due to a shortage of logs resulting from a dispute between the Algonquin communities of Lac Simon and Winneway and the Government of Quebec. This temporary halt lasted for six weeks.

     In early 2005, we announced, in conjunction with Tembec Inc. (Tembec), the restructuring of our northeastern Ontario sawmill operations, resulting in the permanent closure of our Chapleau sawmill as of March 6, 2005 and an investment in a new finger-jointed plant with Tembec, to be located on the current site of Tembec’s Kirkland Lake sawmill, which is slated for closure. This measure will impact approximately 67 permanent positions. This initiative arose from a review of our northeastern Ontario sawmill operations in light of prevailing challenging conditions, namely higher energy costs, a declining U.S. dollar and countervailing

MANAGEMENT’S DISCUSSION AND ANALYSIS

and antidumping duties on softwood lumber exports to the United States. This initiative will allow us to add a third shift at our Elk Lake sawmill in April 2005 to process fiber that will become available after the closure of the Tembec sawmill at Kirkland Lake.

     Throughout 2003, extended holiday shutdowns taken at several mills in order to avoid inventory buildups in a declining product-pricing environment negatively impacted our operations. In addition, certain of our operations were negatively impacted by temporary and permanent mill closures. Our Ste-Marie sawmill was closed in 2002 due to the Canada-U.S. softwood lumber dispute and reopened only at the end of May 2003, and our Grand-Remous sawmill ceased operations in 2002 due to a dispute between the Barriere Lake First Nation and the Governments of Quebec and Canada and reopened only at the end of April 2003. The sale of the Sault Ste. Marie hardwood lumber facility in March 2003, and the Daveluyville remanufacturing facility in April 2003, as well as the closure of the Sault Ste. Marie planer facility in August 2003 due to its non-cost competitiveness, also impacted our operations negatively in 2003. Furthermore, production at our White River sawmill was halted in mid-2003 due to difficult market conditions and overcapacity within the North American market as well as the Canada-U.S. softwood lumber dispute.

     Finally, we continued to pursue specific modernization projects at our facilities aimed at improving profitability in our Wood business. In 2004, the Matagami, Ste-Marie, Timmins and Malartic facilities achieved productivity improvement gains in comparison to 2003. We will continue to examine opportunities to further improve the profitability of our Wood business through additional cost reductions and strategic initiatives.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Packaging

SELECTED INFORMATION Years ended December 31		2004	2003

(In millions of Canadian dollars, unless otherwise noted)
Sales		626	622

EBITDA		86	80

Operating profit		53	48
Unrealized mark-to-market gains [1]		(1)	—

Operating profit, excluding specified items		52	48

Shipments [2]:
Containerboard (in thousands of ST)		300	320
Corrugated containers (in millions of square feet)		6,802	6,699

Benchmark prices [3]
Unbleached kraft linerboard, 42 lb East	(US$/TON)	468	421

[1]	Refer to “Specified items affecting results and non-GAAP measures”.

[2]	Represents 50% of Norampac’s trade shipments.

[3]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.

SALES AND OPERATING PROFIT

Our 50% share of Norampac’s sales amounted to $626 million in 2004, an increase of $4 million or 1% compared to 2003. This increase was mainly due to higher average selling prices for both containerboard and corrugated containers, partially offset by the negative impact of a weaker U.S. dollar.

     Our 50% share of Norampac’s operating profit amounted to $53 million in 2004 (or $52 million when excluding specified items) compared to $48 million in 2003. This $4 million or 8% increase in operating profit when excluding specified items is mainly attributable to higher average selling prices for both containerboard and corrugated containers and lower energy costs, partially offset by the negative impact of a weaker U.S. dollar and higher freight costs.

PRICING ENVIRONMENT

Norampac’s average Canadian dollar net selling prices for containerboard products increased by 2% in 2004 compared to 2003, as the increase in U.S. dollar pricing more than offset the decline in the U.S. dollar. Norampac’s average Canadian dollar net selling prices for corrugated boxes remained relatively stable in 2004 compared to 2003. Since the beginning of 2004, several price increases were realized for both containerboard and corrugated containers.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONS

Norampac’s North American integration level, the percentage of containerboard produced by Norampac that is consumed by its own box plants, increased to 64% in the fourth quarter of 2004, up from 60% in the fourth quarter of 2003.

     Containerboard production at the Burnaby mill restarted in early-December after the strike that began in April 2004 was resolved.

     During the year, Norampac acquired two corrugated products plants in Thomson, Connecticut and Lancaster, New York.

     During the second quarter of 2004, Norampac announced the closure, slated for the first quarter of 2005, of its Concord, Ontario corrugated product plant, aimed at improving efficiency and profitability.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financing expenses
and income taxes

FINANCING EXPENSES

In 2004, financing expenses amounted to $148 million (or $153 when excluding specified items of $5 million relating to our proportionate share of Norampac’s foreign exchange gain on the translation of a portion of its long-term debt) compared to $169 million in 2003 (or $161 million when excluding specified items of $9 million relating to our proportionate share of Norampac’s foreign exchange gain on the translation of a portion of its long-term debt and $17 million relating to refinancing costs). This $8 million decrease in financing expenses when excluding specified items is largely due to the positive impact of a weaker U.S. dollar on our U.S. dollar interest expense.

INCOME TAXES

In 2004, our income tax recovery totaled $52 million compared to an income tax recovery of $67 million in 2003. The variation in our income tax recovery results from a combination of factors, including the relative effect of permanent differences in a minimal profit/loss situation, the mix and level of earnings subject to different tax jurisdictions and differences in tax rates applicable to our foreign subsidiaries. A tax recovery adjustment of $4 million recorded in the second quarter of 2004 following the reassessment of prior years by tax authorities further explains the variation in the income tax recovery.

Balance sheet

Our total consolidated assets were $5,688 million as at December 31, 2004 compared to $5,848 million as at December 31, 2003. Receivables amounted to $233 million as at December 31, 2004, an increase of $36 million when compared to $197 million as at December 31, 2003. This increase reflects higher sales in December 2004 compared to December 2003, mainly due to higher average selling prices for all our major products, partially offset by the impact of a weaker U.S. dollar on our U.S. dollar denominated receivables. Total inventories as at December 31, 2004 were $723 million, an increase of $53 million when compared to $670 million as at December 31, 2003. This increase mainly reflects higher levels of raw materials (roundwood inventory) held at the sawmills due to a longer work period in December 2004 compared to December 2003 and a carrier strike, as well as to higher production levels compared to shipments. This increase in inventory was partially offset by the impact of a weaker U.S. dollar on our U.S. dollar denominated inventories. Property, plant and equipment as at December 31, 2004 totaled $4,215 million

MANAGEMENT’S DISCUSSION AND ANALYSIS

compared to $4,533 million as at December 31, 2003. This $318 million decrease was mainly due to a greater level of amortization expense compared to capital expenditures and the impact of a weaker U.S. dollar on our U.S. mill assets. Other assets stood at $265 million as at December 31, 2004 compared to $212 million as at December 31, 2003. This $53 million increase was mainly attributable to higher funding of our pension assets compared to pension expense and a reclassification of investment tax credits receivable.

     Trade and other payables were $654 million as at December 31, 2004, an increase of $2 million compared to $652 million as at December 31, 2003. This increase is mainly attributable to provisions for restructuring costs, mitigated by the timing of payments and purchases in December 2004 versus December 2003 and the impact of a weaker U.S. dollar on our U.S. dollar denominated trade and other payables. Long-term debt (including the portion due within one year) was $2,034 million as at December 31, 2004, a decrease of $25 million compared to $2,059 million as at December 31, 2003. This decrease is mainly attributable to the positive impact of a weaker U.S. dollar on our U.S. dollar denominated debt, partially offset by additional net borrowings. Accumulated foreign translation adjustments were negative $190 million as at December 31, 2004 compared to negative $145 million as at December 31, 2003. This variation reflected the net impact of a weaker U.S. dollar on the net assets of our self-sustaining U.S. subsidiaries, or $141 million, net of the impact of a weaker U.S. dollar on the long-term debt designated as a hedge of the above-mentioned net assets, or $117 million, and its corresponding income tax effect of $21 million.

Liquidity and
capital resources

SELECTED INFORMATION Years ended December 31	2004	2003

(In millions of Canadian dollars, unless otherwise noted)
Cash flows provided from operating activities before changes in working capital and other items	249	349
Changes in working capital and other items	(127)	(1)

Cash flows provided from operating activities	122	348
Net additions to property, plant and equipment	(163)	(225)

Free cash flow	(41)	123

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our principal cash requirements are for working capital, capital expenditures, principal and interest payments on our debt and dividend payments. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the issuance of debt and/or equity. The availability and cost of debt financing is dependent, among other things, upon our credit ratings.

OPERATING ACTIVITIES

Cash flows provided from operating activities totaled $122 million in 2004 compared to $348 million in 2003. This $226 million decrease mainly reflects increased requirements for working capital, primarily due to receivables and inventory fluctuations and the above-mentioned decrease in EBITDA. Our operating cash flow requirements are primarily for salaries and benefits, the purchase of fiber, energy and raw materials and other expenses such as property taxes.

     In the first quarter of 2004, we terminated, prior to maturity, interest rate swap contracts, which were initially designated as a hedge of the fair value of the 5.375% notes due November 2013 for net cash proceeds of $20 million (US$15 million). The resulting gain of $17 million, recorded under “Other liabilities and deferred credits”, is being amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

INVESTING ACTIVITIES

Cash flows used for investing activities totaled $183 million in 2004, compared to $238 million in 2003. This $55 million decrease in cash flows used for investing activities was mainly due to lower additions to property, plant and equipment ($204 million in 2004 compared to $236 million in 2003) and higher proceeds on disposals of property, plant and equipment ($41 million in 2004 compared to $11 million in 2003) due to sales of surplus land. These factors were partially offset by an increase in cash flows used for Norampac’s business acquisitions. We intend to limit our annual capital expenditures to below 75% of amortization. Capital expenditures required to maintain existing operations are expected to amount to approximately $125 million in 2005.

     Free cash flow in 2004 was negative $41 million compared to positive $123 million in 2003, reflecting a deterioration of $164 million due mainly to reduced operating cash flows as a result of the above-mentioned factors.

FINANCING ACTIVITIES

In 2004, cash flows provided from financing activities amounted to $64 million compared to cash flows used for financing activities of $96 million in 2003. This increase is largely due to higher borrowings made under our revolving credit facility and lower net repayments made on our long-term debt.

NET DEBT-TO-TOTAL CAPITALIZATION RATIO [1] As at December 31	2004	2003

(In millions of Canadian dollars, unless otherwise noted)
Bank indebtedness	22	19
Long-term debt (including portion due within one year)	2,034	2,059
Cash and cash equivalents	(52)	(48)

Net debt	2,004	2,030
Shareholders’ equity	2,046	2,168

Total capitalization	4,050	4,198
Net debt-to-total capitalization (%)	49.5%	48.4%

[1]	Net debt-to-total capitalization ratio is a non-GAAP measure. We track this ratio on a regular basis in order to assess our debt position. We therefore believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Net debt-to-total capitalization ratio has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at December 31, 2004, our net debt-to-total capitalization ratio stood at 49.5% compared to 48.4% as at December 31, 2003. Net indebtedness, including $174 million representing our 50% share of the net indebtedness of Norampac, was $2,004 million as at December 31, 2004. This compares to $2,030 million as at December 31, 2003, including $180 million for our 50% share of the net indebtedness of Norampac. The $26 million decrease in net indebtedness was largely due to the positive impact of a weaker U.S. dollar on our U.S. dollar denominated debt, partially offset by increased borrowings under our revolving credit facilities.

     We have a bank credit facility comprised of a US$71 million ($86 million) bank term loan as at December 31, 2004 compared to US$76 million ($99 million) as at December 31, 2003 and a US$500 million revolving credit facility. The term loan bears interest based on the U.S. dollar LIBOR rate or the U.S. prime rate, plus a margin that varies with Domtar’s credit rating.

     As at December 31, 2004, US$112 million ($135 million) was drawn, US$9 million ($10 million) of letters of credit was outstanding and no amounts were drawn in the form of bank overdraft and included in “Bank indebtedness” under the US$500 million revolving credit facility, resulting in US$379 million ($456 million) of availability for future drawings. A provision of $5 million was recorded related to the letters of credit. As at December 31, 2003, US$23 million ($30 million) was drawn, US$8 million ($10 million) of letters of credit was outstanding and US$5 million ($7 million) was drawn in the form of bank overdraft and included in “Bank indebtedness”, resulting in US$464 million ($600 million) of availability under this facility. Borrowings under this revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or prime rate, or the U.S. dollar LIBOR rate or prime rate, plus a margin that varies with Domtar’s credit rating. This bank facility also requires commitment fees in accordance with standard banking practices.

     Our borrowing agreements contain restrictive covenants. In particular, our unsecured bank credit facility contains covenants that require compliance with certain financial ratios on a quarterly basis. In addition, the indentures related to the 10% and 10.85% debentures limit the amount of dividends that may be paid, the amount of shares that may be repurchased for cancellation and the amount of new long-term debt that may be incurred.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CREDIT RATINGS

rating agency	security	rating

Dominion Bond Rating Service	Unsecured Notes and Debentures	BBB (low)
	Preferred Shares	Pfd-4 (high)
Moody’s	Unsecured Notes and Debentures	Baa3
Standard & Poor’s	Unsecured Notes and Debentures	BBB-

The above ratings represent a risk assessment of our public unsecured debt securities. The rating by Dominion Bond Rating Service is the fourth most favourable rating in terms of quality within ten rating gradations with the “low” indicating a ranking in the lower end of this rating category. The rating by Moody’s is the fourth most favourable rating in terms of quality within nine rating gradations with the numerical modifier 3 indicating a ranking in the lower end of this rating category. The rating by Standard & Poor’s is the fourth most favourable rating in terms of quality within ten rating gradations with the “minus” indicating a ranking in the lower end of this rating category. Both Moody’s and Standard & Poor’s have a “negative outlook” with respect to our credit ratings.

     A reduction in our credit ratings could impact our access to and cost of capital and financial flexibility in the future. The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.

     In 2004, common shares amounting to $19 million were issued pursuant to our stock option and share purchase plans versus $15 million in 2003. We did not purchase for cancellation any of our common shares in either of the years ended December 31, 2004 or December 31, 2003.

     As at February 28, 2005, we had 230,408,313 common shares, 69,576 Series A Preferred Shares and 1,470,000 Series B Preferred Shares issued and outstanding.

     As at February 28, 2005, we had 5,215,929 common share purchase options issued and outstanding under the Executive stock option and Share purchase plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OFF BALANCE SHEET ARRANGEMENTS

In the normal course of business, we finance certain of our activities off balance sheet through leases and securitizations.

LEASES

On an ongoing basis, we enter into operating leases for property, plant and equipment. Minimum future rental payments under these operating leases, determined as at December 31, 2004, amounted to $136 million, of which $30 million related to our proportionate 50% share of Norampac.

SECURITIZATIONS

The Corporation sells a portion of its Canadian and U.S. receivables through securitization programs. The Corporation uses securitization of its receivables as a source of financing by reducing its working capital requirements. This securitization consists of the sale of receivables, or the sale of senior beneficial interest in them, to special purpose trusts managed by financial institutions for multiple sellers of receivables. The agreements normally allow the daily sale of new receivables to replace those that have been collected. They also limit the cash that can be received from the sale of the senior beneficial interest. The subordinate interest retained by the Corporation is included in “Receivables” and will be collected only after the senior beneficial interest has been settled.

     As at December 31, 2004, the value of securitized receivables amounted to $236 million compared to $227 million as at December 31, 2003. The Corporation expects to continue to sell receivables on an ongoing basis, given the attractive discount rates. Should it decide to discontinue these programs, its working capital and bank debt requirements would increase. Such sales of receivables are contingent upon retaining specified credit ratings. The loss of such ratings would, absent appropriate waivers, increase working capital and bank debt requirements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

GUARANTEES

INDEMNIFICATIONS

In the normal course of business, the Corporation offers indemnifications relating to the sale of its businesses and real estate. In general, these indemnifications may relate to claims from past business operations, the failure to abide by covenants and the breach of representations and warranties included in the sales agreements. Typically, such representations and warranties relate to taxation, environmental, product and employee matters. The terms of these indemnification agreements are generally for an unlimited period of time. As at December 31, 2004, the Corporation is unable to estimate the potential maximum liabilities for these types of indemnification guarantees as the amounts are contingent upon the outcome of future events, the nature and likelihood of which cannot be reasonably estimated at this time. Accordingly, no provisions have been recorded in the financial statements. These indemnifications have not yielded significant expenses in the past.

PENSION PLANS

We have indemnified and held harmless the trustees of Domtar’s pension funds, and the respective officers, directors, employees and agents of such trustees, from any and all costs and expenses arising out of the performance of their obligations under the relevant trust agreements, including in respect of their reliance on authorized instructions of Domtar or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements. As at December 31, 2004, we had not recorded a liability associated with these indemnifications, as we do not expect to make any payments pertaining to these indemnifications.

MANAGEMENT’S DISCUSSION AND ANALYSIS

E.B. EDDY ACQUISITION

On July 31, 1998, the Corporation acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of the Corporation in specified circumstances, the Corporation may have to pay up to a maximum of $120 million, an amount which is gradually declining over a 25-year period. As at December 31, 2004, the maximum amount of the purchase price adjustment was $110 million. No provision was recorded related to this potential purchase price adjustment, as the Corporation does not expect to make any payments pertaining to this purchase price adjustment.

DEBT AGREEMENTS

Certain debt agreements require the Corporation to indemnify the parties in the event of changes in elements such as withholding tax regulations. As the nature and scope of such indemnifications is contingent on future events, none of which can be foreseen as at December 31, 2004, and the structure of such transactions make these events unlikely, no provisions have been recorded in the financial statements.

LEASES

The Corporation has guaranteed to various lessors $8 million of residual value of its assets under operating leases with expiry dates in 2006. If the fair value of the assets at the end of the lease terms is lower than the residual value guaranteed, the Corporation would be held liable for the shortfall. The Corporation’s management does not believe that these are likely to be called upon and, as such, no provisions have been recorded in the financial statements with respect to these guarantees.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTRACTUAL OBLIGATIONS
AND COMMERCIAL COMMITMENTS

In the normal course of business, we enter into certain contractual obligations and commercial commitments. The following tables provide our obligations and commitments as at December 31, 2004:

CONTRACTUAL OBLIGATIONS

CONTRACT TYPE	2005	2006	2007	2008	2009	THEREAFTER	TOTAL

(In millions of Canadian dollars)
Debentures and notes	—	181	—	—	—	1,600	1,781
Other	8	216	2	12	3	12	253

Long-term debt	8	397	2	12	3	1,612	2,034
Operating leases	36	29	20	15	12	24	136

Total obligations	44	426	22	27	15	1,636	2,170

COMMERCIAL OBLIGATIONS

COMMITMENT TYPE	2005	2006	2007	2008	2009	THEREAFTER	TOTAL

(In millions of Canadian dollars)
Letters of credit	16	3	—	—	—	—	19
Other commercial commitments*	121	60	55	46	39	94	415

Total commitments	137	63	55	46	39	94	434

* Includes commitments to purchase roundwood, wood chips, gas, electricity and certain chemicals.

For 2005 and the foreseeable future, we expect cash flows from operations and from our various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Selected quarterly financial information

SELECTED QUARTERLY
FINANCIAL INFORMATION	1st		2nd

(In millions of Canadian dollars, unless otherwise noted)
Sales		1,388	1,336

EBITDA		176	152

Operating profit (loss)		78	56
Excluding specified items		73	55

Net earnings (loss)		27	8
Excluding specified items		22	11

Net earnings (loss) per share (in dollars):
Basic		0.12	0.03
Basic, excluding specified items		0.09	0.05
Diluted		0.12	0.03

Average exchange rates	CAN$	1.510	1.398
	US$	0.662	0.715

Selected quarterly financial information for the eight most recently completed quarters ending December 31, 2004 is disclosed above.

     Sales and operating profit experienced a steady decline throughout 2003. This was mainly in line with the steady weakening of the U.S. dollar and continued low selling prices. In addition, lower shipments further impacted our results during this period. Our quality and profitability improvement programs initiated in 2002 were hampered by difficult market conditions in 2003, but did enable us, when excluding the impact of lower volumes, to more than offset the impact of inflation on salaries and benefits.

     The first quarter of 2004 started in much the same fashion as the fourth quarter of 2003, mostly due to the impact of higher shipments and sustained efforts to reduce costs being offset by lower selling prices. However, the second and third quarters of 2004 showed a marked improvement, despite the continued weakening of the U.S. dollar, due to higher average selling prices for all our products as price increases were being implemented. Our paper shipments have remained relatively stable from the beginning of the year through to the third quarter of 2004. The fourth quarter of 2004 was weak, as demand for the majority of our products slowed, the weakness of the U.S. dollar continued to impact our results and we continued to face high costs for fiber and energy usage. Shipments for papers, lumber and

MANAGEMENT’S DISCUSSION AND ANALYSIS

		2003					2004
3rd	4th	YEAR	1st	2nd	3rd	4th	YEAR

1,266	1,177	5,167	1,225	1,346	1,335	1,209	5,115

131	55	514	58	122	158	90	428

36	(265)	(95)	(33)	28	66	(12)	49
31	(33)	126	(30)	33	65	(2)	66

3	(231)	(193)	(44)	(1)	29	(26)	(42)
—	(43)	(10)	(40)	4	23	(20)	(33)

0.01	(1.01)	(0.86)	(0.19)	(0.01)	0.13	(0.11)	(0.19)
—	(0.19)	(0.05)	(0.18)	0.02	0.10	(0.09)	(0.15)
0.01	(1.01)	(0.86)	(0.19)	(0.01)	0.13	(0.11)	(0.19)

1.380	1.316	1.401	1.318	1.359	1.307	1.221	1.301
0.725	0.760	0.714	0.759	0.736	0.765	0.819	0.769

corrugated containers for the fourth quarter of 2004 were lower than the third quarter, mainly due to seasonally weaker demand. Typically, second and third quarters are seasonally stronger in terms of results, as demand normally picks up during the spring and summer months.

     In light of the volatility in our current business environment (weakness of the U.S. dollar, high costs for freight and purchased wood and the ongoing Canada – U.S. softwood lumber dispute), we decided to refocus on specific cost reduction initiatives aimed at achieving a run-rate of $100 million in cost reductions by the end of 2005. In addition, we will continue to work on improving both our volumes and mix.

2003 COMPARED TO 2002

Sales in 2003 amounted to $5,167 million, down $692 million or 12% from sales of $5,859 million in 2002. This decrease was mainly attributable to the effect of an 11% rapid decline in the year-over-year average value of the U.S. dollar relative to the Canadian dollar (approximate $490 million impact, including the effect of our hedging program) as well as lower shipments for the majority of our products, except corrugated containers, caused

MANAGEMENT’S DISCUSSION AND ANALYSIS

primarily by weak demand (approximate $150 million impact). Overall, our U.S. dollar denominated average transaction prices for 2003 were unchanged in comparison to 2002 and remained low compared to historical average prices. Within Canada, however, the decline of the U.S. dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.

     Cost of sales decreased by $351 million in 2003 or 7% compared to 2002. This decrease was mainly due to the impact of a weaker U.S. dollar on our U.S. dollar denominated operating expenses, lower shipments and the impact of our quality and profitability improvement programs. These factors were partially offset by higher energy costs and the inclusion in 2003 ($10 million) of fewer investment tax credits related to research and development expenses from current and prior years compared to 2002 ($16 million). The 2002 results were impacted by the reversal of a $28 million provision, of which $8 million was recorded in the first quarter of 2002 and $20 million was recorded in the second half of 2001, for countervailing and antidumping duties pertaining to the Canada-U.S. softwood lumber dispute.

     SG&A expenses decreased by $10 million or 3% (or $6 million or 2% when excluding specified items) in 2003 compared to 2002. This mainly reflected the impact of a weaker U.S. dollar on our U.S. dollar denominated costs. Lower employee profit-sharing expenses in 2003 compared to 2002 and other cost reduction initiatives also contributed to the decrease in SG&A. These factors were partially offset by an increase in stock-based compensation and pension expenses.

     Operating loss was $95 million in 2003 compared to an operating profit of $384 million in 2002. Excluding specified items, operating profit amounted to $126 million in 2003, down $321 million or 72% from an operating profit excluding specified items of $447 million in 2002. This decrease was largely due to the $222 million impact of the weaker U.S. dollar (including the effect of our hedging program), lower shipments for the majority of our products, except corrugated containers, higher energy costs and higher countervailing and antidumping duties on our softwood lumber exports to the U.S. However, the positive impact of our quality and profitability improvement programs, when excluding the impact of lower shipments, allowed us to more than offset the impact of inflation on salaries and benefits.

     As a result of the above-mentioned factors, EBITDA for 2003 amounted to $514 million compared to $809 million in 2002.

     Net loss for 2003 amounted to $193 million ($0.86 per common share) compared to net earnings of $141 million (or $0.62 per common share) in 2002. Excluding specified items, net loss amounted to $10 million ($0.05 per common share) in 2003, down $193 million from net earnings excluding specified items of $183 million ($0.80 per common share) in 2002. The year-over-year deterioration in net earnings was attributable to the factors mentioned above, partially offset by a decrease in financing expenses due to lower interest rates, the positive impact of a weaker U.S. dollar on our U.S. interest expense and lower debt levels and lower income taxes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash flows provided from operating activities in 2003 amounted to $348 million compared to $677 million in 2002. Additions to property, plant and equipment amounted to $236 million in 2003 compared to $226 million in 2002. Despite difficult market conditions, we generated free cash flow of $123 million in 2003 compared to $454 million in 2002. Free cash flow generated in 2003 was applied primarily to debt reduction and the payment of dividends.

     Our total long-term debt decreased by $455 million, largely due to the $408 million positive impact of a weaker U.S. dollar on our U.S. dollar denominated debt and net repayments of $47 million. Our net debt-to-total capitalization ratio as at December 31, 2003 was 48.4% compared to 49.4% as at December 31, 2002.

Accounting changes

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

On January 1, 2004, we adopted the new Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 1100 “Generally Accepted Accounting Principles” recommendations and Section 1400 “General Standards of Financial Statement Presentation” recommendations. Section 1100 describes what constitutes Canadian GAAP and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP.

     Accordingly, we reclassified delivery costs as well as countervailing and antidumping duties on exports of softwood lumber to the United States from “Sales” to “Cost of sales”.

     The adoption of these recommendations had no other significant impact on the consolidated financial statements.

HEDGING RELATIONSHIPS

On January 1, 2004, we adopted the new CICA Accounting Guideline No.13 (AcG-13) “Hedging Relationships”. This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. As of January 1, 2004, we had in place all necessary hedge documentation to apply hedge accounting for interest rate swaps, forward foreign exchange contracts, foreign currency options and bunker oil and electricity swaps.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the exposure to price risk associated with sales of NBSK pulp swaps, as well as old corrugated containers, unbleached kraft linerboard and semi-chemical medium paper swaps, we do not meet the Canadian GAAP criteria for hedge effectiveness. As a result, we account for these contracts at their fair value. The fair value of these contracts is re-evaluated each quarter and a gain or loss is recorded in the Consolidated earnings. Notwithstanding the fact that these commodity swap contracts do not meet the Canadian GAAP criteria under AcG-13, we believe, from an operational and a cash flow point of view, that these contracts are effective in managing our risk. For the year ended December 31, 2004, a gain of $1 million (nil per common share) is included in “Selling, general and administrative” expenses representing the gain on the marked to market of the commodity swaps.

ASSET RETIREMENT OBLIGATIONS

On January 1, 2004, we adopted retroactively with restatement of prior periods the new CICA Handbook Section 3110 “Asset Retirement Obligations”, which requires entities to record a liability at fair value, in the period in which it incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate. Section 3110 is analogous to Statement of Financial Accounting Standards (SFAS) 143 “Accounting for Asset Retirement Obligations”, which was adopted for U.S. GAAP purposes on January 1, 2003. Asset retirement obligations in connection with the adoption of Section 3110 were primarily linked to landfill capping obligations, asbestos removal obligations and demolition of certain abandoned buildings. For such assets, a liability is initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. The adoption of Section 3110 has decreased the December 31, 2003 retained earnings by $3 million or $0.01 per common share (2002 - nil), decreased assets by $7 million and decreased liabilities by $4 million.

EMPLOYEE FUTURE BENEFITS

  On January 1, 2004, the CICA amended CICA Handbook Section 3461 “Employee Future Benefits”. Section 3461 requires additional disclosures on the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004. We adopted the amendments of Section 3461 and provided additional disclosures of the defined benefit pension plans and other employee future benefit plans in the notes to the consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Impact of accounting pronouncements
not yet implemented

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In June 2003, the CICA issued Accounting Guideline No. 15 (AcG-15) “Consolidation of Variable Interest Entities”. AcG-15 has been revised to harmonize with the new Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46R) “Consolidation of Variable Interest Entities”. AcG-15 requires that an enterprise holding other than a voting interest in a variable interest entity (“VIE”) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIEs expected losses and/or receive the majority of its expected residual returns. In addition, AcG-15 prescribes certain disclosures for VIEs that are not consolidated but in which an enterprise has a significant variable interest. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. Effective January 1, 2004, we adopted FIN 46R on a U.S. GAAP basis. There was no initial impact on the consolidated financial statements under U.S. GAAP following the adoption of this recommendation. We do not expect this guideline to have an initial impact on our consolidated financial statements under Canadian GAAP.

FINANCIAL INSTRUMENTS

In January 2005, the CICA issued three new accounting proposed sections in relation to financial instruments: proposed Section 3855 “Financial Instruments - Recognition and measurement”, proposed Section 3865 “Hedges” and proposed Section 1530 “Comprehensive Income”. Proposed Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006.

     Proposed Section 3855 expands on Section 3860 “Financial Instruments - Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

     Proposed Section 3865 provides alternative accounting treatments to proposed Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG-13 “Hedging Relationship” and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

     Proposed Section 1530 introduces a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income financial statement with the same prominence as any other financial statements that constitute a complete set of financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The application of these new accounting sections for financial instruments is not expected to have a significant effect on our financial position or results of operations but will require us to present a new financial statement entitled “Comprehensive Income”.

Critical accounting policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, income taxes and asset retirement obligations based upon currently available information. Actual results could differ from those estimates.

     The following critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.

ENVIRONMENTAL MATTERS

Environmental expenditures for effluent treatment, air emission, landfill operation and closure, asbestos containment and removal, bark pile management, silvicultural activities and site remediation (together referred to as environmental matters) are expensed or capitalized depending upon their future economic benefit. In the normal course of business, we incur certain operating costs for environmental matters that are expensed as incurred. Expenditures for property, plant and equipment that prevent future environmental contamination are capitalized and amortized on a straight-line basis over 10 to 40 years. Provisions for environmental matters are not discounted and are recorded when remediation efforts are likely and can be reasonably determined.

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

     As at December 31, 2004, we had a provision of $57 million for environmental matters and other asset retirement obligations. Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, we believe that such additional remediation costs would not have a material adverse effect on our financial position, earnings or cash flows.

     In addition, the pulp and paper industry in the United States is subject to Cluster Rules and Boiler M.A.C.T. (maximum achievable control technology) Rules that further regulate

MANAGEMENT’S DISCUSSION AND ANALYSIS

effluent and air emissions. We comply with all present regulations and we anticipate spending approximately $52 million over the next three years to meet such requirements.

     As at December 31, 2004, anticipated payments in each of the next five years are as follows:

	2005	2006	2007	2008	2009	thereafter	total

(In millions of Canadian dollars)
Environmental matters	21	7	2	2	2	23	57
Cluster Rules obligation	14	8	—	—	—	—	22
Boiler M.A.C.T Rules obligation	—	18	12	—	—	—	30

	35	33	14	2	2	23	109

In 2004, our operating expenses for environmental matters totaled $69 million and we capitalized an additional $22 million for environmental projects mainly related to the improvement of air emissions, effluent treatment as well as remedial actions taken to address environmental compliance. In 2005, we expect to capitalize approximately $27 million for environmental projects, including Cluster Rules and Boiler M.A.C.T. Rules obligations. We are not able to estimate the total amount of capital expenditures (other than Cluster Rules and Boiler M.A.C.T. Rules obligations) that may be required beyond 2005 for environmental compliance. However, we do not expect any additional required expenditure to have a material adverse effect on our financial position, earnings or cash flows.

USEFUL LIVES

Our property, plant and equipment are stated at cost less accumulated amortization, including asset impairment write-down. Interest costs are capitalized for capital projects in excess of $10 million with a duration in excess of one year. For timber limits and timberlands, amortization is calculated using the unit of production method. For all other assets, amortization is calculated using the straight-line method over the estimated useful lives of the assets.

     On a regular basis, we review the estimated useful lives of our property, plant and equipment. Assessing the reasonableness of the estimated useful lives of property, plant and equipment requires judgment and is based on currently available information. Changes in circumstances such as technological advances, changes to our business strategy, changes to our capital strategy or changes in regulation can result in the actual useful lives differing from our estimates. Revisions to the estimated useful lives of property, plant and equipment constitute a change in accounting estimate and are dealt with prospectively by amending amortization rates. A change in the remaining estimated useful life of a group of assets, or their estimated net salvage value, will affect the amortization rate used to amortize the group of assets and thus affect amortization expense as reported in our results of operations. A change of one year in the composite estimated useful life of our fixed asset base would impact annual depreciation expense by approximately $20 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2004, we recorded total amortization expense of $368 million (or $379 million when including specified items pertaining to write-downs in the value of property, plant and equipment as a result of closures) compared to $385 million in 2003 (or $609 million when including specified items pertaining to impairment losses and closures). As at December 31, 2004, we had property, plant and equipment with a net book value of $4,215 million ($4,533 million in 2003).

     With the write-downs in the value of property, plant and equipment recorded in the fourth quarter of 2003, our future amortization expense was reduced by approximately $20 million on an annual basis.

IMPAIRMENT OF LONG-LIVED ASSETS

We review the carrying amount of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date (Step I test). Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition (Step II test). Estimates of future cash flows and fair value require judgment and may change over time.

     During the fourth quarter of 2004, as a result of operating losses and the potential impact that a weaker U.S. dollar may have on the results of operations, we conducted Step I of the impairment tests on most of our Canadian pulp and paper manufacturing facilities, our Wood segment and three container board mills in our Packaging segment.

     Estimates of future cash flows used to test the recoverability of a long-lived asset included key assumptions related to trend prices and the long-term forecasted exchange rate for the U.S. dollar. Other significant assumptions are the estimated useful life of the long-lived assets and the effect of the ongoing softwood lumber dispute with the United States.

     The trend prices were based on an analysis of external price trends, including RISI, as well as normalized pulp, paper, wood and unbleached kraft linerboard pricing over a business cycle at the mills subjected to the impairment tests.

     The forecasted Canadian-U.S. foreign exchange rate assumptions were based on management’s best estimate using independent market information, as well as analysis of historical data, trends and cycles. Management expects the longer-term average rate to be between CAN$1.00 = US$0.72 and CAN$1.00 = US$0.75.

     We concluded that the recognition of an impairment loss for the business units analyzed was not required.

     Certain pulp and paper and packaging mills are particularly sensitive to the key assumptions. Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is reasonably possible that changes in future conditions may lead management to use different key assumptions which could require a material change in the

MANAGEMENT’S DISCUSSION AND ANALYSIS

net carrying amount of these assets. The total net carrying amount of these mills was $529 million as at December 31, 2004.

     During the fourth quarter of 2003, as a result of operating losses at our Lebel-sur-Quévillon pulp mill and our Wood business, we conducted impairment tests of the long-lived assets of these business units. In addition, due to the decision to close one paper machine at our Vancouver paper mill and the potential impact that a weaker U.S. dollar may have on the results of operations of our Canadian pulp and paper mills, we also conducted impairment tests of the long-lived assets of our Vancouver paper mill and other Canadian pulp and paper mills. As a result of these tests, in December 2003, we recorded an impairment loss of $201 million related to the impairment of our Lebel-sur-Quévillon pulp mill.

     In the Step II test, performed in 2003 on our Lebel-sur-Quévillon pulp mill only, the assumptions used to determine the discounted future cash flows (fair value) of the business unit were the same as those used in the Step I tests, except that future cash flows used were on an after-tax basis and were discounted at our risk-adjusted weighted average cost of capital.

GOODWILL

Goodwill is not amortized and is subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that it might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a segment, based upon discounted cash flows, exceeds the net carrying amount of that segment as of the assessment date. If the fair value is greater than the net carrying amount, no impairment is necessary. In the event that the net carrying amount exceeds the sum of the discounted cash flows, a second test must be performed whereby the fair value of the segment’s goodwill must be estimated to determine if it is less than its net carrying amount. Fair value of goodwill is estimated in the same way as goodwill was determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the segment over the fair value of the identifiable net assets of the segment. Estimates of cash flows and fair value require judgment and may change.

PENSION AND OTHER EMPLOYEE FUTURE BENEFIT PLANS

Domtar contributes to several defined contribution, multi-employer and 401(k) plans. The pension expense under these plans is equal to Domtar’s contribution and represented $17 million in 2004 ($19 million in 2003). Domtar also has several defined benefit pension plans covering substantially all employees, including one closed plan for certain non-unionized employees in Canada. Non-unionized employees in Canada joining Domtar after June 1, 2000 participate in defined contribution plans. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management’s most probable assumptions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

     We set our expected rate of return on plan assets annually to reflect the current view of long-term investment returns, including consideration of asset mix, equity risk premium, plan expenses and active investment management premium. A rate of return on plan assets of 7.7% was considered appropriate by our management. Pension and other employee future benefit costs for 2005 will be based on a 7.2% expected rate of return on plan assets in order to reflect our current view of long-term investment returns.

     We set our discount rate assumption annually to reflect the rates available on high-quality, fixed income debt instruments, with a duration that is expected to match the timing and amount of expected benefit payments. High-quality debt instruments are corporate bonds with a rating of AA or better. The discount rates as at December 31, 2004 for pension and other employee future benefit plans were estimated at 5.8% for the accrued benefit obligation and 6.1% for the net periodic benefit cost.

     The rate of compensation increase is another significant assumption in the actuarial model for pension (set at 3.4% for the accrued benefit obligation and 3.8% for the net periodic benefit cost) and for other employee future benefits (set at 3.5% for both the accrued benefit obligation and the net periodic benefit cost) and is determined based upon our long-term plans for such increases.

     For measurement purposes, a 7.7% weighted average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005, based on external data and our own historical trends for health care costs. The rate was assumed to decrease gradually to 4.1% by 2012 and remain at that level thereafter.

     The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the accrued pension benefit obligation, the accrued other employee future benefit obligation and related net periodic benefit cost for 2004. The

MANAGEMENT’S DISCUSSION AND ANALYSIS

sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.

SENSITIVITY ANALYSIS

			OTHER EMPLOYEE
PENSION AND OTHER EMPLOYEE FUTURE BENEFITS		PENSION	FUTURE BENEFITS

	ACCRUED	NET	ACCRUED	NET
	BENEFIT	PERIODIC	BENEFIT	PERIODIC
(In millions of Canadian dollars)	OBLIGATION	BENEFIT COST	OBLIGATION	BENEFIT COST
Expected rate of return on assets
Impact of:
1% increase	N/A	(11)	N/A	N/A
1% decrease	N/A	11	N/A	N/A
Discount rate
Impact of:
1% increase	(144)	(13)	(13)	(1)
1% decrease	137	12	13	1

Assumed overall health care cost trend
Impact of:
1% increase	N/A	N/A	10	2
1% decrease	N/A	N/A	(8)	(1)

The assets of the pension plans are held by a number of independent trustees and are accounted for separately in Domtar’s pension funds. Based on the fair value of the assets held at December 31, 2004, the plan assets are comprised of 5% in cash and short-term investments, 46% in bonds and 49% in Canadian, U.S. and foreign equities. The long-term asset allocation percentages are not expected to differ materially from the current composition.

     The latest actuarial valuations were conducted as at December 31, 2003 for plans representing approximately 39% of total plan asset fair value and as at December 31, 2001 for plans representing approximately 61% of total plan asset fair value. These valuations indicated a funding deficiency. Our funding policy is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Past service obligations primarily arise from improvements to plan benefits. We expect to contribute for a total amount of $89 million in 2005 compared to $80 million in 2004. The next actuarial valuations will be completed between December 31, 2004 and December 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. The change in the net future tax asset or liability is included in earnings and in the “Accumulated foreign currency translation adjustments” account in “Shareholders’ equity”. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which assets and liabilities are expected to be recovered or settled. For these years, a projection of taxable income and an assumption of the ultimate recovery or settlement period for temporary differences are required. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income.

     On an annual basis, we assess the need to establish a valuation allowance for future tax assets and, if it is deemed more likely than not that our future tax assets will not be realized based on these taxable income projections, a valuation allowance is recorded. As at December 31, 2004, we expect that our future tax assets will not be fully recovered from future taxable income, and we have therefore set up a valuation allowance of $5 million.

     Our future tax assets are mainly composed of temporary differences related to accounting provisions for acquisitions, restructuring, environmental matters, as well as loss carryforwards. The majority of these accruals will be utilized or paid out over the next five years. Our future tax liabilities are mainly composed of temporary differences pertaining to plant, equipment and others. Estimating the ultimate settlement period, given the amortization rates in effect are based on information as it develops, requires judgment and our best estimates. The reversal of timing differences is expected at future substantially enacted tax rates, which could change due to changes in income tax laws or the introduction of tax changes through the presentation of annual budgets by different governments. As a result, a change in the timing and the income tax rate at which the components will reverse could materially affect future tax expense as recorded in our results of operations. A one percentage point change in our reported effective income tax rate would have the effect of changing the income tax expense by approximately $15 million.

     In addition, Canadian, American and international tax rules and regulations are subject to interpretation and require judgment that may be challenged by taxation authorities. We believe that, to the best of our knowledge, we have adequately provided for our future tax consequences based upon current facts and circumstances and current tax law.

     For the year ended December 31, 2004, we recorded a total net tax recovery of $52 million (recovery of $67 million in 2003), of which $75 million was for future income tax recovery (recovery of $81 million in 2003). Our net future tax liability as at December 31, 2004 was $470 million ($502 million in 2003).

MANAGEMENT’S DISCUSSION AND ANALYSIS

ASSET RETIREMENT OBLIGATIONS

We recognize asset retirement obligations at fair value in the period in which we incur a legal obligation associated to the retirement of an asset. Our asset retirement obligations are principally linked to landfill capping obligations, asbestos removal obligations and demolition of certain abandoned buildings. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.

     The estimate of fair value is based on the results of the expected future cash flow approach, in which multiple cash flow scenarios that reflect a range of possible outcomes are considered. We have established cash flow scenarios for each individual asset retirement obligation. Probabilities are applied to each of the cash flow scenarios to arrive at an expected future cash flow. There is no supplemental risk adjustment made to the expected cash flow. The expected cash flows for each of the asset retirement obligations are discounted using the risk-free interest rate for the corresponding period until the settlement date. The rates used vary, based on the prevailing rate at the moment of recognition of the liability and on its settlement period. The rates used vary between 4.25% and 6.80%.

     Cash flow estimates incorporate assumptions that either marketplace participants would use in their estimates of fair value, whenever that information is available without undue cost and effort, or assumptions developed by internal experts.

     As at December 31, 2004, Domtar has estimated the net present value of its asset retirement obligations at $25 million (2003 — $26 million), based on probability weighted undiscounted cash flows of $37 million (2003 — $41 million).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risks and uncertainties

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

     In addition, we may compete with product substitutes which can impact demand for our products. Our paper products compete with electronic transmission and document storage alternatives, as well as grades of paper we do not produce. As the use of these alternatives grows, demand for our paper products may decline or shift to other paper grades. Moreover demand for some of our wood products may decline if customers purchase steel alternatives. Demand for some of our corrugated container products may decline if customers purchase plastic alternatives. Any substantial shift in demand from our products to competing technologies or materials could have a material adverse effect on our business, financial condition and operating results.

     During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins resulting in substantial declines in profitability and sometimes, net losses. See “Sensitivity Analysis”.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Fiber supply

We use hardwood and softwood fiber for the production of our papers and softwood for the production of lumber. Our forestry strategy is to optimize wood flows within our fiber supply area and to maximize value and minimize cost while securing an adequate wood supply. Our hardwood and softwood fiber resources are obtained from harvesting rights on public lands, purchases from third parties and from our owned land.

     Several years ago, the Ontario government reduced the amount of public land available for forestry activities. In Quebec, an independent commission (the Coulombe Commission) is recommending a 20% reduction in allowable harvesting volumes over the next two to three years. This Commission’s report is currently under review by the Quebec government and a decision is expected in 2005.

     There is no assurance that access to fiber will continue at the same levels achieved in the past. The cost of softwood and hardwood fiber and the availability of wood chips may be affected.

ENVIRONMENT

We are subject to U.S. and Canadian environmental laws and regulations for effluent and air emissions, harvesting, silvicultural activities, waste management and groundwater quality, among others. These laws and regulations require us to obtain and comply with the authorization requirements of the appropriate governmental authorities, who exercise considerable discretion for authorization issuances and their timing. Changes to environmental laws and regulations and/or their application may require us to make significant expenditures that could negatively impact our financial results and financial condition.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

LUMBER EXPORT DUTIES

The United States Department of Commerce announced that it had imposed cash deposit requirements on the Canadian softwood lumber industry with a final aggregate countervailing and antidumping rate of 27.22%, that is, 18.79% for countervailing and 8.43% for antidumping. Since May 22, 2002, based on a final decision by the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian government has challenged both the countervailing and antidumping rates with the World Trade Organization and the North American Free Trade Agreement. As of January 1, 2005, cash deposits for countervailing and antidumping duties are being made and expensed by Domtar at a new rate of 20.95%, that is, 17.17% for countervailing and 3.78% for antidumping.

     We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or any new arrangements between the United States and Canada.

LEGAL PROCEEDINGS

In the normal course of our operations, we become involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims and labor issues. While the final outcome with respect to actions outstanding or pending as at December 31, 2004 cannot be predicted with certainty, it is our belief that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sensitivity analysis

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

	APPROXIMATE ANNUAL IMPACT ON [1,2]

	OPERATING		NET	EARNINGS
(In millions of Canadian dollars, except per share amounts)	PROFIT		EARNINGS	PER SHARE

Each US$10/unit change in the selling price of the following products [3]:
Papers
Copy and offset grades	17		11	0.05
Uncoated commercial printing & publication and premium imaging grades	8		5	0.02
Coated commercial printing & publication grades	4		3	0.01
Technical & specialty grades	5		3	0.01
Pulp - net position	10		7	0.03
Wood
Lumber	14		9	0.04
Packaging
Containerboard	9		6	0.03

Foreign exchange (CAN$0.01 change in relative value to the U.S. dollar before hedging)
Impact of US$ pricing on export sales, net of US$ purchases, excluding Norampac	10	[5]	6	0.03
Interest rate
1% change in interest rates on our floating rate debt (excluding Norampac)	N/A		2	0.01

Energy [4] (excluding Norampac)
Natural gas: US$0.25/MMBtu change in price before hedging	3		2	0.01
Crude oil: US$1/barrel change in price before hedging	1		1	0.00

[1]	Based on an exchange rate of $1.282.

[2]	Based on a marginal tax rate of 35%.

[3]	Based on budgeted 2005 capacity (in tons, tonnes or MFBM).

[4]	Based on budgeted 2005 consumption levels. The allocation between energy sources may vary during the year in order to take advantage of market conditions.

[5]	In addition to this direct impact, significant fluctuations in the value of the U.S. currency will have an indirect impact on our product pricing in Canada over time given that Canadian pricing is derived from U.S. dollar denominated prices. The combined direct and indirect impact of a CAN$0.01 change in relative value to the U.S. dollar before hedging and excluding Norampac could reach approximately $15 million.

Note that Domtar may, from time to time, hedge part of its foreign exchange, net pulp, containerboard, interest rate and energy positions, which may therefore impact the above sensitivities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

BENCHMARK PRICES [1]		1996	1997

Papers
Copy 20 lb sheets	(US$/TON)	848	769
Offset 50 lb rolls	(US$/TON)	736	756
Coated publication, no. 3, 60 lb rolls	(US$/TON)	943	941
Pulp NBSK, U.S. market	(US$/ADMT)	586	588
Pulp NBHK, Japan market [2]	(US$/ADMT)	501	514
Wood
Lumber 2x4x8	(US$/MFBM)	403	386
Lumber 2x4 R/L, no. 1 & no. 2	(US$/MFBM)	441	447
Packaging
Unbleached kraft linerboard, 42 lb East	(US$/TON)	371	336

Average exchange rates	CAN$	1.364	1.385
	US$	0.733	0.722

[1]	Source: Pulp & Paper Week and Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

[2]	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

PRODUCTS

1996 TO 2004
HISTORICAL PRICES – KEY BENCHMARK PRICES

MANAGEMENT’S DISCUSSION AND ANALYSIS

							AVERAGE
1998	1999	2000	2001	2002	2003	2004	1996+

780	778	877	815	776	768	794	801
666	659	757	719	692	628	676	699
909	851	948	853	767	804	811	870
544	541	685	558	491	553	640	576
444	508	681	485	427	470	490	502

375	390	319	345	336	327	417	366
377	440	351	345	331	340	459	392

373	400	468	445	427	421	468	412

1.484	1.486	1.485	1.549	1.570	1.401	1.301
0.674	0.673	0.673	0.646	0.637	0.714	0.769

Outlook

The year 2005 may be just as challenging as 2004, especially given that no cost-cutting initiatives can compensate for the rapid decline of the U.S. dollar. We will focus on delivering targeted savings of $100 million stemming from restructuring initiatives and will continue to review the viability of each of our Canadian operations as well as the investment plans of each of our mills. Finally, we will continue to optimize the use of our assets with initiatives aimed at improving the value proposition to customers such as the development of a full line of papers for environmentally sensitive customers and the deployment of an integrated supply chain that will allow us to develop customer specific supply programs.

Internal controls

As requested by the Sarbanes-Oxley Act enacted by the U.S. Congress in July 2002 and the rules promulgated by the U.S. Securities and Exchange Commission (SEC) thereunder, we have filed with the SEC certificates relating to, among others, the accuracy of the financial information contained in our 2004 Annual Report including our MD&A and annual financial statements and notes thereto, and the adequacy of our procedures and controls relating to disclosure and financial reporting.

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

     The Board of Directors carries out its responsibility relative to the consolidated financial statements principally through its Audit Committee, consisting solely of independent directors, which reviews the consolidated financial statements and reports thereon to the Board. The Committee meets periodically with the external auditors, internal auditors and management to review their respective activities and the discharge of each of their responsibilities. Both the external auditors and the internal auditors have free access to the Committee, with or without management, to discuss the scope of their audits, the adequacy of the system of internal controls and the adequacy of financial reporting.

raymond royer	daniel buron
President and Chief Executive Officer	Senior Vice-President and
Chief Financial Officer

Montreal, Quebec, February 23, 2005

CONSOLIDATED FINANCIAL STATEMENTS

Auditors’ report

To the Shareholders of Domtar Inc.

     We have audited the consolidated balance sheets of Domtar Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Domtar Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

pricewaterhousecoopers llp
Chartered Accountants

Montreal, Quebec, February 23, 2005

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED EARNINGS Years ended December 31	2004	2004	2003	2002

(In millions of Canadian dollars, unless otherwise noted)	US$	$	$	$
	(note 4)		restated
			(note 2)
Sales (note 2)	4,250	5,115	5,167	5,859
Operating expenses
Cost of sales (note 2)	3,640	4,381	4,335	4,686
Selling, general and administrative (note 2)	254	306	319	329
Amortization	306	368	385	398
Closure and restructuring costs (note 6)	40	48	24	63
Impairment loss (note 3)	—	—	201	—
Net gains on disposals of property, plant and equipment	(31)	(37)	(2)	(1)

	4,209	5,066	5,262	5,475

Operating profit (loss)	41	49	(95)	384
Financing expenses (note 7)	123	148	169	192
Amortization of deferred gain	(4)	(5)	(4)	(5)

Earnings (loss) before income taxes	(78)	(94)	(260)	197
Income tax expense (recovery) (note 8)	(43)	(52)	(67)	56

Net earnings (loss)	(35)	(42)	(193)	141

Per common share (in dollars) (note 9)
Net earnings (loss)
Basic	(0.16)	(0.19)	(0.86)	0.62
Diluted	(0.16)	(0.19)	(0.86)	0.61

CONSOLIDATED RETAINED EARNINGS Years ended December 31	2004	2004	2003	2002

(In millions of Canadian dollars, unless otherwise noted)	US$	$	$	$
	(note 4)		restated
			(note 2)
Retained earnings at beginning of year – as reported	425	512	753	645
Cumulative effect of change in accounting policy (note 2)	(2)	(3)	–	–

Retained earnings at beginning of year – as restated	423	509	753	645
Net earnings (loss)	(35)	(42)	(193)	141
Dividends on common shares	(45)	(54)	(49)	(32)
Dividends on preferred shares	(1)	(1)	(2)	(1)

Retained earnings at end of year	342	412	509	753

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS As at December 31	2004	2004	2003

(In millions of Canadian dollars, unless otherwise noted)	US$	$	$
	(note 4)		restated
			(note 2)
Assets
Current assets
Cash and cash equivalents	43	52	48
Receivables (note 10)	194	233	197
Inventories (note 11)	601	723	670
Prepaid expenses	10	12	22
Income and other taxes receivable	14	17	29
Future income taxes (note 8)	72	87	60

	934	1,124	1,026
Property, plant and equipment (note 12)	3,502	4,215	4,533
Goodwill	70	84	77
Other assets (note 13)	220	265	212

	4,726	5,688	5,848

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	18	22	19
Trade and other payables (note 14)	543	654	652
Income and other taxes payable	27	32	28
Long-term debt due within one year (note 15)	7	8	5

	595	716	704
Long-term debt (note 15)	1,683	2,026	2,054
Future income taxes (note 8)	463	557	562
Other liabilities and deferred credits (note 16)	285	343	360

Commitments and contingencies (note 17)

Shareholders’ equity
Preferred shares (note 18)	33	39	42
Common shares (note 18)	1,475	1,775	1,756
Contributed surplus (note 18)	8	10	6
Retained earnings	342	412	509
Accumulated foreign currency translation adjustments (note 20)	(158)	(190)	(145)

	1,700	2,046	2,168

	4,726	5,688	5,848

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board:

brian m. levitt	raymond royer
Director	Director

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOWS Years ended December 31	2004	2004	2003	2002

(In millions of Canadian dollars, unless otherwise noted)	US$	$	$	$
	(note 4)		restated
			(note 2)
Operating activities
Net earnings (loss)	(35)	(42)	(193)	141
Non-cash items:
Amortization and write-down of property, plant and equipment (note 6)	315	379	408	425
Future income taxes (note 8)	(62)	(75)	(81)	31
Amortization of deferred gain	(4)	(5)	(4)	(5)
Closure and restructuring costs, excluding write-down of property, plant and equipment (note 6)	31	37	1	36
Impairment loss (note 3)	—	—	201	—
Refinancing expenses (note 7)	—	—	17	—
Net gains on disposals of property, plant and equipment	(31)	(37)	(2)	(1)
Other	(7)	(8)	2	15

	207	249	349	642

Changes in working capital and other items
Receivables (note 10)	(38)	(46)	71	22
Inventories	(64)	(77)	4	43
Prepaid expenses	7	8	(1)	3
Trade and other payables	(26)	(32)	(47)	(62)
Income and other taxes	16	20	(2)	12
Early settlements of interest rate swap contracts (note 19)	16	20	—	40
Other	(7)	(8)	(17)	(13)
Payments of closure and restructuring costs, net of proceeds on disposition	(10)	(12)	(9)	(10)

	(106)	(127)	(1)	35

Cash flows provided from operating activities	101	122	348	677

Investing activities
Additions to property, plant and equipment	(169)	(204)	(236)	(226)
Proceeds from disposals of property, plant and equipment	34	41	11	3
Business acquisitions (note 5)	(16)	(19)	(11)	(27)
Other	(1)	(1)	(2)	6

Cash flows used for investing activities	(152)	(183)	(238)	(244)

Financing activities
Dividend payments	(47)	(56)	(45)	(33)
Change in bank indebtedness	4	5	(4)	(25)
Change in revolving bank credit, net of expenses	87	105	22	9
Issuance of long-term debt, net of expenses	2	2	617	—
Repayment of long-term debt	(7)	(8)	(691)	(395)
Premium on redemption of long-term debt	—	—	(7)	—
Common shares issued, net of expenses	16	19	15	16
Redemptions of preferred shares	(2)	(3)	(3)	(3)

Cash flows provided from (used for) financing activities	53	64	(96)	(431)

Net increase in cash and cash equivalents	2	3	14	2
Translation adjustments related to cash and cash equivalents	1	1	(4)	—
Cash and cash equivalents at beginning of year	40	48	38	36

Cash and cash equivalents at end of year	43	52	48	38

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 1.

Summary of significant accounting policies

The consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) and are not intended to provide certain disclosures which would typically be found in financial statements prepared in accordance with U.S. GAAP. These differences are described in Note 25. These consolidated financial statements are dated February 23, 2005.

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

USE OF ESTIMATES

The consolidated financial statements have been prepared in conformity with Canadian GAAP, which require management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the year, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, income taxes and asset retirement obligations, based on currently available information. Actual results could differ from those estimates.

TRANSLATION OF FOREIGN CURRENCIES

Self-sustaining foreign operations

For foreign subsidiaries that are considered financially and operationally self-sustaining, the current rate method of translation of foreign currencies has been used. Under this method, assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and revenues and expenses are translated at the average exchange rates during the year. All gains and losses arising from the translation of the financial statements of these foreign subsidiaries are included in the “Accumulated foreign currency translation adjustments” account under “Shareholders’ equity.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 1. Summary of significant accounting policies (continued)

Foreign currency transactions and integrated foreign operations

For foreign currency transactions and foreign subsidiaries that are considered financially and operationally integrated, the temporal method of translation of foreign currencies has been used. Monetary items are translated at the rate in effect at the balance sheet date, non-monetary items are translated at their historical rate (as well as the related amortization) and revenues and expenses are translated at the rate in effect at the transaction date or at the average exchange rates during the year as appropriate. Translation gains and losses, except those on long-term debt, are included in “Selling, general and administrative” expenses.

Foreign currency long-term debt

For the Corporation’s long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the “Accumulated foreign currency translation adjustments” account under “Shareholders’ equity.” Prior to the fourth quarter of 2004, a portion of the foreign currency denominated long-term debt of the Corporation was designated as a hedge of future U.S. dollar revenue stream and exchange gains and losses were deferred and will be recognized when the designated revenue is earned or when it becomes probable that the forecasted transaction will not occur, as the hedge then ceases to be effective.

     Norampac Inc. and its subsidiaries (Norampac) (a 50-50 joint venture with Cascades Inc.) has also designated a portion of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the “Accumulated foreign currency translation adjustments” account in “Shareholders’ equity.” For the remaining U.S. dollar denominated long-term debt, exchange gains and losses are included in “Financing expenses.”

REVENUE RECOGNITION

Domtar recognizes revenue when persuasive evidence of an arrangement exists, goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed or determinable and collection is considered reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership.

INCOME TAXES

Domtar uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined according to differences between the carrying

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

amounts and tax bases of the assets and liabilities. The change in the net future tax asset or liability is included in earnings and in the “Accumulated foreign currency translation adjustments” account under “Shareholders’ equity.” Future tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which the assets and liabilities are expected to be recovered or settled. Domtar does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at cost.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 1. Summary of significant accounting policies (continued)

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

GOODWILL

Goodwill is not amortized and is subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that it might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a segment, based upon discounted cash flows, exceeds the net carrying amount of that segment as of the assessment date. If the fair value is greater than the net carrying amount, no impairment is necessary. In the event that the net carrying amount exceeds the sum of the discounted cash flows, a second test must be performed whereby the fair value of the segment’s goodwill must be estimated to determine if it is less than its net carrying amount. Fair value of goodwill is estimated in the same way as goodwill was determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the segment over the fair value of the identifiable net assets of the segment.

OTHER ASSETS

Other assets are recorded at cost. Expenses and discounts related to the issuance of long-term debt are deferred and amortized on a straight-line basis over the term of the related obligation.

DEFERRED CREDITS

Deferred credits comprise the deferred gain on the contribution of net assets to Norampac, the deferred net gain on early settlements of interest rate swap contracts and grants and investment tax credits obtained upon the acquisition of property, plant and equipment. The deferred gain on the contribution of net assets to Norampac is amortized on a straight-line basis over 15 years. The deferred net gain on early settlements of interest rate swap contracts is amortized as an adjustment to “Financing expenses” over the initially designated periods of the respective interest payments. Investment tax credits are amortized on the same basis as the related property, plant and equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

ENVIRONMENTAL COSTS

Environmental expenditures for effluent treatment, air emission, landfill operation and closure, asbestos containment and removal, bark pile management, silvicultural activities and site remediation (together referred to as environmental matters) are expensed or capitalized depending on their future economic benefit. In the normal course of business, Domtar incurs certain operating costs for environmental matters that are expensed as incurred. Expenditures for property, plant and equipment that prevent future environmental contamination are capitalized and amortized on a straight-line basis over 10 to 40 years. Provisions for environmental matters are not discounted and are recorded when remediation efforts are likely and can be reasonably determined.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are recognized, at fair value, in the period in which Domtar incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Domtar uses the fair value based approach of accounting for stock-based payments to directors and for stock options granted to its employees. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to stated capital together with any related stock-based compensation expense.

     Stock-based compensation expense is recognized over the vesting period of the options, share purchase rights and bonus shares. For employee share purchase discounts, compensation expense is recognized when employees purchase shares. The contributed surplus component of the stock-based compensation is transferred to capital stock upon the issuance of common shares.

     Deferred Share Units are amortized over their vesting periods and remeasured at each reporting period, until settlement, using the quoted market value. Deferred Share Units are accounted for in compensation expense and “Other liabilities and deferred credits.”

DERIVATIVE INSTRUMENTS

Derivative instruments are contracts that require or provide an option to exchange cash flows or payments determined by applying certain rates, indices or changes therein to notional contract amounts. Derivative instruments are utilized by Domtar in the management of its foreign currency, price risk and interest rate exposures. Except for two interest rate swap contracts of Norampac, which were obtained through business acquisitions, Domtar does not use derivative instruments for speculative purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 1. Summary of significant accounting policies (continued)

Derivatives designated for hedge accounting

In order for a derivative to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception, outlining the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed. The derivative must be effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the risk being hedged both at inception and over the term of the hedging relationship.

     When derivative instruments have been designated within a hedge relationship and are highly effective in offsetting the identified risk characteristics of specific financial assets and liabilities, or group of financial assets and liabilities, hedge accounting is applied to these derivative instruments. Hedge accounting requires that gains, losses, revenues and expenses of a hedging item be recognized in the same period that the associated gains, losses, revenues and expenses of the hedged item are recognized.

     Realized and unrealized gains or losses associated with hedging instruments for which the underlying hedged items are either sold, paid or terminated are recognized to earnings. Realized and unrealized gains or losses when hedging instruments have ended or ceased to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the item being hedged.

     Domtar hedges its foreign exchange exposure on anticipated sales denominated in U.S. dollars through the use of options and forward contracts. Resulting gains and losses, including premiums on options, are recognized when the designated sale is recognized and are included in “Sales.”

     Domtar hedges its exposure to price risk associated with purchases of bunker oil and electricity through the use of cash settled commodity swaps. Resulting gains and losses are recognized when the designated purchase is recognized and are included in “Cost of sales.”

     Domtar hedges its exposure to interest rate on its long-term debt through the use of interest rate swap contracts. Amounts accounted for under interest rate swap contracts are included in “Financing expenses.” In 2004, the Corporation terminated prior to maturity, its interest rate swap contracts.

Derivatives not designated for hedge accounting

For the exposure to price risk associated with sales of Northern Bleached Softwood Kraft (NBSK) pulp swaps, as well as old corrugated containers, unbleached kraft linerboard and semi-chemical medium paper, Domtar does not meet the requirements for hedge accounting. As a result, Domtar accounts for these contracts at their fair value with resulting gains and losses being included in “Selling, general and administrative” expenses.

     For the two interest rate swap contracts of Norampac, which are used for speculative purposes, the change in their fair value is recorded in “Selling, general and administrative”expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

PENSIONS

Domtar accrues the cost of defined benefit plans as determined by independent actuaries. These plans include funded and unfunded defined benefit pension plans and defined contribution plans. The net periodic benefit cost includes the following:

–	the cost of pension benefits provided in exchange for employees’ services rendered during the year

–	the interest cost of pension obligations

–	the expected long-term return on pension fund assets based on a market-related value determined using a five-year moving average market value for equity securities and fair value for other asset classes

–	gains or losses on settlements or curtailments

–	the straight-line amortization of past service costs and plan amendments over the average remaining service period of approximately 13 years of the active employee group covered by the plans

–	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets at the beginning of year over the average remaining service period of approximately 13 years of the active employee group covered by the plans.

The pension plans obligations are determined in accordance with the projected benefit method prorated on services.

OTHER EMPLOYEE FUTURE BENEFIT PLANS

Domtar accrues the cost of post-retirement benefits other than pensions as determined by independent actuaries. These benefits, which are funded by Domtar as they become due, include life insurance programs, medical and dental benefits and short-term and long-term disability programs. Domtar amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the accrued benefit obligation at the beginning of the year over the average remaining service period of approximately 14 years of the active employee group covered by the plans.

INVESTMENT TAX CREDITS

Investment tax credits are recognized in earnings as a reduction of research and development expenses when Domtar has made the qualifying expenditures and has a reasonable assurance that the credits will be realized.

DISCLOSURE OF GUARANTEES

A guarantee is a contract or an indemnification agreement that contingently requires Domtar to make payments to the other party of the contract or agreement, based on changes in an

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 1. Summary of significant accounting policies (continued)

underlying that is related to an asset, a liability or an equity security of the other party or on a third party’s failure to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying that is related to an asset, a liability or an equity security of the other party.

COUNTERVAILING AND ANTIDUMPING DUTIES

Cash deposits for countervailing and antidumping duties (lumber duties) are expensed as the deposits for softwood lumber export sales to the United States are made. The lumber duties expense is presented in “Cost of sales.” Recoveries of cash deposits for lumber duties are only recognized when the amounts are reasonably measurable and their recovery is virtually certain.

note 2.

Accounting changes

2004

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

On January 1, 2004, Domtar adopted the new Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 1100 “Generally Accepted Accounting Principles” recommendations and Section 1400 “General Standards of Financial Statement Presentation” recommendations. Section 1100 describes what constitutes GAAP and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP.

     Accordingly, Domtar reclassified delivery costs as well as countervailing and antidumping duties on exports of softwood lumber to the United States from “Sales” to “Cost of sales.” As of December 31, 2004, delivery costs amounted to $411 million (2003–$345 million; 2002–$358 million) and countervailing and antidumping duties amounted to $69 million (2003–$45 million; 2002–$11 million).

     The adoption of these recommendations has no other significant impact on the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

HEDGING RELATIONSHIPS

On January 1, 2004, Domtar adopted the new CICA Accounting Guideline No. 13 (AcG-13) “Hedging Relationships.” This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. As of January 1, 2004, Domtar has in place all necessary hedge documentation to apply hedge accounting for interest rate swap contracts, forward foreign exchange contracts, foreign currency options and bunker oil and electricity swaps.

     For the exposure to price risk associated with sales of NBSK pulp swaps, as well as old corrugated containers, unbleached kraft linerboard and semi-chemical medium paper swaps, Domtar does not meet the Canadian GAAP criteria for hedge effectiveness. As a result, Domtar accounts for these contracts at their fair value. The fair value of these contracts is re-evaluated each quarter and a gain or loss is recorded in the Consolidated earnings. Notwithstanding the fact that these commodity swap contracts do not meet the Canadian GAAP criteria under AcG-13, Domtar believes, from an operational and a cash flow point of view, that these contracts are effective in managing its risk. For the year ended December 31, 2004, a gain of $1 million, nil per common share, is included in “Selling, general and administrative” expenses, representing the gain on the marked to market of the commodity swaps.

ASSET RETIREMENT OBLIGATIONS

On January 1, 2004, Domtar adopted retroactively with restatement of prior periods the new CICA Handbook Section 3110 “Asset Retirement Obligations,” which requires entities to record a liability at fair value, in the period in which it incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate. Section 3110 is analogous to the requirements of Statement of Financial Accounting Standards (SFAS) 143 “Accounting for Asset Retirement Obligations,” which was adopted for U.S. GAAP purposes on January 1, 2003. Asset retirement obligations in connection with the adoption of Section 3110 were primarily linked to landfill capping obligations, asbestos removal obligations and demolition of certain abandoned buildings. For such assets, a liability is initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. The adoption of Section 3110 has decreased the December 31, 2003 retained earnings by $3 million, $0.01 per common share (2002–nil), decreased assets by $7 million and decreased liabilities by $4 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 2. Accounting changes (continued)

EMPLOYEE FUTURE BENEFITS

On January 1, 2004, the CICA amended Handbook Section 3461 “Employee Future Benefits” recommendations. Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004. Domtar adopted the amendments of Section 3461 and provided additional disclosures of the defined benefit pension plans and other employee future benefit plans in Notes 22 and 23.

2003

SHARE PURCHASE FINANCING

On January 1, 2003, Domtar prospectively adopted the new CICA Emerging Issues Committee Abstract 132 (EIC-132) “Share Purchase Financing” recommendations relating to share purchase loans (the loans) receivable. Accordingly, loans as at January 1, 2003, amounting to $11 million, were reclassified from “Other assets” to “Common shares” and interest revenue was treated as a reduction of dividends. The common shares purchased with these loans are held in trust as security for the loans. The loans are interest bearing at the dividend rate and have defined repayment terms not exceeding 10 years. These common shares were not considered as being outstanding for the calculation of the basic earnings per share but were considered in the calculation of the diluted earnings per share. The adoption of these recommendations had no significant impact on the diluted earnings per share for the year ended December 31, 2003.

IMPAIRMENT OF LONG-LIVED ASSETS

On January 1, 2003, Domtar early adopted the new CICA Handbook Section 3063 “Impairment of Long-lived Assets” recommendations. These recommendations provide accounting guidance for the recognition, measurement and disclosure of impairment of long-lived assets, including property, plant and equipment and intangible assets with finite useful lives. They require the recognition of an impairment loss for a long-lived asset when events or changes in circumstances cause its carrying value to exceed the total undiscounted future cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. This change in accounting policy has been applied prospectively. Domtar reviews the carrying amount of the long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations (Note 3).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

EXIT AND DISPOSAL ACTIVITIES

Disposal of long-lived assets and discontinued operations

Domtar prospectively adopted the revised CICA Handbook Section 3475 “Disposal of Long-lived Assets and Discontinued Operations” recommendations for disposal activities initiated on or after May 1, 2003, as required by the transitional provisions. These recommendations establish standards for the recognition, measurement, presentation and disclosure of disposals of long-lived assets, as well as for the presentation and disclosure of discontinued operations. The adoption of these new recommendations had no significant impact on the December 31, 2003 consolidated financial statements.

Severance,termination benefits and costs associated with exit and disposal activities

Domtar prospectively adopted the new CICA Emerging Issues Committee Abstract 134 (EIC-134) “Accounting for Severance and Termination Benefits” recommendations and Abstract 135 (EIC-135) “Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)” recommendations relating to exit or disposal activities initiated after March 31, 2003, as required by their transitional provisions. These recommendations provide guidance on the timing of recognition and measurement of liabilities, as well as disclosures for the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement and costs associated with an exit or disposal activity. Under these new recommendations, liabilities for these costs are to be recognized in the period when they are incurred and measured at their fair value.

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

     In accordance with the transitional provisions of the new recommendations, Domtar has adopted the new recommendations for awards granted after January 1, 2002. The effect of the adoption of the recommendations has been reflected as a charge of $4 million ($4 million net of income taxes or $0.02 per common share) for the year ended December 31, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

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

     In accordance with the transitional provisions of the new recommendations, Domtar has performed the impairment test of its goodwill and has determined that no write-down for impairment was necessary.

impact of accounting pronouncements not yet implemented

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In June 2003, the CICA issued Accounting Guideline No. 15 (AcG-15) “Consolidation of Variable Interest Entities.” AcG-15 has been revised to harmonize with the new Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46R) “Consolidation of Variable Interest Entities.” AcG-15 requires that an enterprise holding other than a voting interest in a variable interest entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. In addition, AcG-15 prescribes certain disclosures for VIEs that are not consolidated but in which an enterprise has a significant variable interest. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. Effective January 1, 2004, Domtar adopted FIN 46R on a U.S. GAAP basis. There was no initial impact on the consolidated financial statements under U.S. GAAP following the adoption of this recommendation (Note 25). Domtar does not expect this guideline to have an initial impact on its consolidated financial statements under Canadian GAAP.

FINANCIAL INSTRUMENTS

In January 2005, the CICA issued three new accounting proposed Sections in relation with financial instruments: proposed Section 3855 “Financial Instruments–Recognition and Measurement,” proposed Section 3865 “Hedges” and proposed Section 1530 “Comprehensive Income.” Proposed Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006.

     Proposed Section 3855 expands on Section 3860 “Financial Instruments–Disclosure and Presentation,” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Proposed Section 3865 provides alternative accounting treatments to proposed Section 3855 for entities, which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG-13 “Hedging Relationships,” and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

     Proposed Section 1530 introduces a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with same prominence as other statements that constitute a complete set of financial statements.

     The application of these new accounting Sections for financial instruments is not expected to have a significant effect on Domtar’s financial position, earnings or cash flows but will require Domtar to present a new statement entitled “Comprehensive Income.”

note 3.

Measurement uncertainty

IMPAIRMENT OF LONG-LIVED ASSETS

Domtar reviews the carrying amount of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date (Step I test). Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition (Step II test). Estimates of future cash flows and fair value require judgment and may change over time.

     During the fourth quarter of 2004, as a result of operating losses and the potential impact that a weaker U.S. dollar may have on the results of operations, Domtar conducted Step I impairment test on most of the Canadian pulp and paper manufacturing facilities, the Wood segment and three containerboard mills in the Packaging segment.

     Estimates of future cash flows used to test the recoverability of a long-lived asset included key assumptions related to trend prices and the long-term forecasted exchange rate for the U.S. dollar. Other significant assumptions are the estimated useful life of the long-lived assets and the effect of the ongoing softwood lumber dispute with the United States.

     The trend prices were based on an analysis of external price trends, including RISI, as well as normalized pulp, paper, wood and unbleached kraft linerboard pricing over a business cycle at the mills subjected to the impairment tests.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 3. Measurement uncertainty (continued)

The forecasted Canadian-U.S. foreign exchange rate assumptions were based on management’s best estimates using independent market information, as well as analysis of historical data, trends and cycles. Management expects the longer-term average rate to be between CAN$1.00 = US$0.72 and CAN$1.00 = US$0.75.

     Domtar concluded that the recognition of an impairment loss for the business units analyzed was not required.

     Certain pulp and paper and packaging mills are particularly sensitive to the key assumptions. Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is reasonably possible that changes in future conditions may lead management to use different key assumptions, which could require a material change in the net carrying amount of these assets. The total net carrying amount of these mills was $529 million as at December 31, 2004.

     During the fourth quarter of 2003, as a result of operating losses at the Lebel-sur-Quévillon, Quebec pulp mill and the Wood segment, Domtar conducted impairment tests of the long-lived assets of these business units. In addition, due to the decision to close one paper machine at the Vancouver, British Columbia paper mill and the potential impact that a weaker U.S. dollar may have on the results of operations of Canadian pulp and paper mills, Domtar also conducted impairment tests of the long-lived assets of the Vancouver paper mill and other Canadian pulp and paper mills. As a result of these tests, in December 2003, Domtar recorded an impairment loss of $201 million related to the impairment of the Lebel-sur-Quévillon pulp mill.

     In the Step II test, performed in 2003 on the Lebel-sur-Quévillon pulp mill only, the assumptions used to determine the discounted future cash flows of the business unit were the same as those used in the Step I test, except that future cash flows used were on an after-tax basis and were discounted at the risk-adjusted weighted average cost of capital.

note 4.

United states dollar amounts

The consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2004 consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the year-end rate of CAN$1.00 = US$0.8308. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 5.

Business acquisitions

2004

In 2004, Norampac acquired businesses for a cash consideration of $36 million (US$28 million) (the Corporation’s proportionate share being $18 million (US$14 million)).

GOODWILL

In 2004, goodwill increased by $7 million related to business acquisitions completed by Norampac.

2003

In 2003, Norampac acquired businesses for a cash consideration of $21 million (US$14 million) and a transfer of assets of $12 million (US$8 million) (the Corporation’s proportionate share being $11 million (US$7 million) and $6 million (US$4 million), respectively).

GOODWILL

In 2003, goodwill decreased by $2 million, consisting of a $2 million increase related to business acquisitions completed by Norampac and a $4 million decrease related to foreign currency exchange rate changes.

2002

In 2002, Norampac acquired businesses for a cash consideration of $54 million and a transfer of assets of $14 million (the Corporation’s proportionate share being $27 million and $7 million, respectively).

GOODWILL

In 2002, goodwill increased by $17 million related to business acquisitions completed by Norampac.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 6.

Closure and restructuring costs

In 2004, Domtar sold the St. Catharines, Ontario paper mill, which was closed in 2002, for $1 million to a third party who agreed to purchase it in its existing state. As such, the majority of the remaining closure cost provision was reversed, leaving a balance of $1 million
(2003–$8 million) as at December 31, 2004, representing the remaining severance and commitments and contingencies related to environmental matters.

     In 2004, Domtar’s management committed to workforce reduction and restructuring plans throughout the Corporation’s paper and merchant operations in Canada and the United States. The total severance and termination benefit costs accrued for the year ended December 31, 2004, representing a portion of the severance and termination costs related to the plan, amounted to $42 million (which included $2 million for pension curtailment costs). In addition, training costs of $1 million were incurred for the year ended December 31, 2004. Further costs related to the plan expected to be incurred over 2005 and 2006 include severance and termination costs of $4 million, training costs of $6 million, outplacement costs of $2 million and pension settlements of $3 million, which will be expensed as incurred. To accomplish this plan, Domtar will invest approximately $11 million in capital expenditures over 2005 and 2006. As at December 31, 2004, the balance of the provision was $32 million.

     In 2004, Domtar’s management decided to permanently shut down the sawmill located in Chapleau, Ontario, resulting in a charge of $14 million in December 2004, including $11 million related to the write-down to the estimated net realizable value of property, plant and equipment and $3 million related to a provision for severance and related costs.

     In 2003, Domtar’s management decided to permanently shut down one paper machine at the Vancouver, British Columbia paper mill. The decision to close the paper machine resulted in a charge of $29 million in December 2003, including $23 million related to the write-down to the estimated net realizable value of property, plant and equipment, $5 million related to a provision for severance and related costs (for 85 employees), which were contractual obligations as at the time of the decision, and $1 million related to the write-down of certain inventory items and spare parts to their net recoverable amounts. Further costs of $1 million related to the dismantling of the paper machine, net of salvage proceeds, were accrued in the second quarter of 2004, as well as a provision reversal of $2 million regarding severance and related costs. The total of the 2003 to 2005 costs is estimated to be $30 million. As at December 31, 2004, the balance of the provision was $2 million (2003–$5 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

In 2002, Domtar announced plans to permanently shut down the St. Catharines, Ontario paper mill and in 2003 the wood products remanufacturing facility in Daveluyville, Quebec and the hardwood lumber operations in Sault Ste. Marie, Ontario. The shutdown of these mills resulted in a charge of $63 million, including $27 million related to the write-down to the estimated net realizable value of property, plant and equipment and $36 million primarily for severance costs, demolition costs, site remediation and other commitments and contingencies related to these closures.

     In 2002, Domtar shut down a paper machine at the Nekoosa, Wisconsin paper mill, which was acquired in the third quarter of 2001, as a result of a study that was part of the original acquisition plan. In accordance with CICA recommendations, charges related to the closure of this paper machine amounting to $10 million (US$6 million) have been accounted for under the purchase price allocation of the assets acquired and liabilities assumed as of the acquisition date, and thus did not affect the results for the year ended December 31, 2002.

     The following table provides a reconciliation of all closure and restructuring cost provisions for the years ended December 31, 2004 and 2003:

	2004	2004	2003

	US$	$	$
	(NOTE 4)
Balance at beginning of year	11	13	26
Severance payments	(10)	(12)	(9)
Reduction in the provision for demolition costs	–	–	(5)
Reversal of provision	(8)	(10)	–
Proceeds on disposition	1	1	–
Other	–	–	(4)
Additions
Labor costs	37	45	5
Dismantling costs	1	1	–

Balance at end of year	32	38	13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Note 7.

Financing Expenses

	2004	2004	2003	2002

	US$	$	$	$
	(NOTE 4)
Interest on long-term debt	133	160	158	185
Exchange gains on long-term debt	(4)	(5)	(9)	—
Receivables securitization	5	6	12	14
Net interest recoveries related to interest rate swap contracts	(2)	(2)	(2)	(11)
Refinancing expenses (a)	—	—	17	—
Amortization of deferred net gain on early settlements of interest rate swap contracts	(12)	(14)	(4)	—
Amortization of debt issue costs and other	6	7	1	6

	126	152	173	194
Less: Income from short-term investments	1	1	1	—
Capitalized interest	2	3	3	2

	123	148	169	192

Cash payments (cash receipts)
Interest, net of interest income and amounts capitalized	130	156	160	185
Net cash receipts related to interest rate swap contracts	(17)	(20)	—	(58)

	113	136	160	127

(a)	The Refinancing expenses for the year ended December 31, 2003, include $10 million representing Domtar’s proportionate share of Norampac’s debt refinancing expenses and $7 million representing the Corporation’s debt refinancing expenses. Refinancing of long-term debt is described in Note 15.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Note 8.

Income Taxes

The following table provides a reconciliation of income taxes computed at the Canadian statutory rate to income tax expense (recovery) presented on the Consolidated earnings:

	2004	2004	2003	2002

	US$	$	$	$
	(NOTE 4)
Combined basic Canadian federal and provincial tax rate (statutory income tax rate)	33.7%	33.7%	35.2%	37.1%
Income tax expense (recovery) based on statutory income tax rate	(27)	(32)	(92)	73
Large corporation tax	5	6	6	7
Canadian manufacturing and processing activities	1	1	5	(2)
Foreign rate differential	(21)	(25)	(18)	(21)
Reassessment of prior years by tax authorities	(3)	(4)	—	—
Impact of increase in income tax rate on future income taxes	—	—	31	—
Other	2	2	1	(1)

Income tax expense (recovery)	(43)	(52)	(67)	56

Income tax expense (recovery)
Current	19	23	14	25
Future	(62)	(75)	(81)	31

	(43)	(52)	(67)	56

Net cash payments for income taxes in 2004, net of cash receipts, amounted to $9 million (2003–receipts amounted to $1 million; 2002–payments amounted to $3 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Note 8. Income Taxes (Continued)

The following table provides the geographic distribution of the income tax expense (recovery):

	2004	2004	2003	2002

	US$	$	$	$
	(NOTE 4)		RESTATED
			(NOTE 2)
Earnings (loss) before income taxes
Canada	(177)	(213)	(361)	17
Foreign	99	119	101	180

	(78)	(94)	(260)	197

Current income taxes
Canada	9	11	12	20
Foreign	10	12	2	5

	19	23	14	25

Future income taxes
Canada	(52)	(63)	(96)	(9)
Foreign	(10)	(12)	15	40

	(62)	(75)	(81)	31

COMPONENTS OF FUTURE INCOME TAX ASSETS AND LIABILITIES	2004	2004	2003

	US$	$	$
	(NOTE 4)
Future income tax assets
Accounting provisions not deductible for tax purposes	69	83	108
Losses and other deductions carryforward	297	358	279
Deferred credits	37	44	44
Capital losses carryforward	9	11	8

	412	496	439

Future income tax liabilities
Property, plant and equipment	(740)	(890)	(886)
Pension and other employee future benefit plans	(14)	(17)	(17)
Impact of foreign exchange on long-term debt	(46)	(55)	(33)
Other	(3)	(4)	(5)

	(803)	(966)	(941)

Total net future income tax liability	(391)	(470)	(502)

Net current future income tax asset	72	87	60
Net non-current future income tax liability	(463)	(557)	(562)

	(391)	(470)	(502)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

As at December 31, 2004, Domtar had operating losses of $951 million. These operating losses are set to expire between 2010 and 2024.

Note 9.

Earnings (loss) per share

The basic net earnings (loss) per share is computed by dividing the net earnings (loss) applicable to common shares by the weighted average number of common shares outstanding during the year.

     The diluted net earnings (loss) per share is computed by dividing the net earnings (loss) applicable to common shares by the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options and share purchase loans. The diluted net earnings (loss) per share is calculated using the treasury method, as if all common share equivalents had been exercised at the beginning of the year, or the date of the issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of Domtar at the average trading price of the common shares during the period. Stock options to purchase common shares are not included in the computation of diluted net earnings (loss) per share in periods when net losses are recorded, given that they are anti-dilutive.

     The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2004	2004	2003	2002

	US$	$	$	$
	(NOTE 4)		RESTATED
			(NOTE 2)
Net earnings (loss)	(35)	(42)	(193)	141
Dividend requirements of preferred shares	1	1	2	1

Net earnings (loss) applicable to common shares	(36)	(43)	(195)	140
Weighted average number of common shares outstanding (millions)	228.7	228.7	227.3	227.2
Effect of dilutive stock options (millions)	—	—	—	0.9

Weighted average number of diluted common shares outstanding (millions)	228.7	228.7	227.3	228.1

Basic earnings (loss) per share (in dollars)	(0.16)	(0.19)	(0.86)	0.62
Diluted earnings (loss) per share (in dollars)	(0.16)	(0.19)	(0.86)	0.61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 9. earnings (loss) per share (continued)

The following table provides the securities that could potentially dilute basic earnings (loss) per share in the future but were not included in the computation of diluted earnings (loss) per share because to do so would have been anti-dilutive for the periods presented:

	2004	2003	2002

Number of shares
Options	5,306,553	5,688,264	2,163,250
Bonus shares	226,693	211,786	—
Rights	84,500	46,000	—

Note 10.

Receivables

	2004	2004	2003

	US$	$	$
	(NOTE 4)
Trade receivables	56	67	37
Subordinate interest in securitized receivables	93	112	106
Less:Allowance for doubtful accounts	(13)	(16)	(18)

	136	163	125
Silvicultural credits receivable	11	13	11
Sales taxes receivable	14	17	17
Other receivables	33	40	44

Receivables	194	233	197

RECEIVABLES SECURITIZATION

Domtar uses securitization of its receivables as a source of financing by reducing its working capital requirements.  Domtar’s securitizations consist of the sale of receivables,  or the sale of senior beneficial interest in them,  to special purpose trusts managed by financial institutions for multiple sellers of receivables.  The agreements normally allow the daily sale of new receivables to replace those that have been collected.  They also limit the cash that can

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31,2004 (IN MILLIONS OF CANADIAN DOLLARS,UNLESS OTHERWISE NOTED)

be received from the sale of the senior beneficial interest. Such sales of receivables are contingent upon annual renewals and retaining specified credit ratings. The subordinate interest retained by Domtar is included in “Receivables” and will be collected only after the senior beneficial interest has been settled. The book value of the retained subordinated interests approximates fair value.

     Domtar retains responsibility for servicing the receivables sold but does not record a servicing asset or liability as the fees received by Domtar for this service approximate the fair value of the services rendered.

     In 2004, a net charge of $6 million (2003–$12 million; 2002–$14 million) resulted from the programs described below and was included in “Financing expenses.”

U.S. ACCOUNTS RECEIVABLE PROGRAM

In January 2002, Domtar entered into an agreement, which was renewed in December 2004 and expires in December 2005, for the securitization of U.S. receivables for a maximum cash consideration of $211 million (US$175 million).

     At December 31, the following balances were outstanding under this program:

		2004		2003

	$	US$	$	US$
Receivables sold	267	222	261	202
Senior beneficial interest held by third parties	(178)	(148)	(174)	(135)

Subordinate interest in securitized receivables retained by Domtar	89	74	87	67

In 2004, the net cash inflow from the sale of senior beneficial interests in the U.S. receivables was $17 million (US$14 million) (2003–$13 million (US$10 million); 2002–$8 million (US$5 million)) and was included in the Consolidated statement of cash flows as a source of cash from receivables.

CANADIAN ACCOUNTS RECEIVABLE PROGRAM

In December 2000, Domtar entered into an agreement, which was renewed in December 2003 and expires in December 2005, for the securitization of Canadian receivables for a maximum cash consideration of $75 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Note 10. Receivables (continued)

At December 31, the following balances were outstanding under this program:

	2004	2003

	$	$
Receivables sold	81	72
Senior beneficial interest held by third parties	(58)	(53)

Subordinate interest in securitized receivables retained by Domtar	23	19

In 2004, the net cash inflow from the sale of senior beneficial interests in the Canadian receivables was $5 million (2003– cash outflow of $13 million; 2002– cash inflow of $18 million) and was included in the Consolidated statement of cash flows as a source or use of cash from receivables.

Note 11.

Inventories

	2004	2004	2003

	US$	$	$
	(NOTE 4)
Work in process and finished goods	324	390	363
Raw materials	131	157	138
Operating and maintenance supplies	146	176	169

	601	723	670

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 12.

Property, plant and equipment

	2004			2004

	NET			NET
	CARRYING		ACCUMULATED	CARRYING
	AMOUNT	COST	AMORTIZATION	AMOUNT

	US$	$	$	$
	(note 4)
Machinery and equipment	2,798	5,559	2,191	3,368
Buildings	432	969	449	520
Timber limits and land	148	209	31	178
Assets under construction	124	149	—	149

	3,502	6,886	2,671	4,215

			2003

			NET
		ACCUMULATED	CARRYING
	COST	AMORTIZATION	AMOUNT

	$	$	$
		restated	restated
		(note 2)	(note 2)
Machinery and equipment	5,590	1,942	3,648
Buildings	920	384	536
Timber limits and land	210	28	182
Assets under construction	167	—	167

	6,887	2,354	4,533

As at December 31, 2004, a net carrying amount of $10 million (2003–$11 million) included in Buildings is held under capital leases ($12 million for cost (2003 – $12 million) and $2 million for accumulated amortization (2003 – $1 million)).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 13.

Other assets

	2004	2004	2003

	US$	$	$
	(note 4)
Accrued benefit asset – defined benefit pension plans (note 22)	152	183	153
Investment tax credits receivable	22	26	—
Unamortized debt issue costs	15	18	26
Investments and advances	12	15	14
Discount on long-term debt	9	11	13
Other	10	12	6

	220	265	212

note 14.

Trade and other payables

	2004	2004	2003

	US$	$	$
	(note 4)		restated
			(note 2)
Trade payables	308	371	424
Payroll-related accruals	98	118	110
Accrued interest	27	33	34
Payables on capital projects	8	10	18
Rebates accruals	11	13	4
Accrued benefit liability – defined benefit pension plans (note 22)	—	—	1
Accrued benefit liability – other employee future benefit plans (note 23)	5	6	1
Provision for environment and other asset retirement obligations (note 17)	18	21	19
Closure and restructuring costs excluding costs for defined benefit pension plans and site remediation (note 6)	30	36	8
Other	38	46	33

	543	654	652

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 15.

Long-term debt

	MATURITY	2004	2004	2003

		US$	$	$
		(NOTE 4)
The Corporation
Unsecured debentures and notes
8.75% Notes (2004 and 2003–US$150)	2006	150	181	194
10% Debentures	2011	68	82	82
7.875% Notes (2004 and 2003–US$600)	2011	600	722	775
5.375% Notes (2004 and 2003–US$350)	2013	350	421	452
9.5% Debentures (2004 and 2003–US$125)	2016	125	150	162
10.85% Debentures	2017	63	75	75
Unsecured term loan (2004–US$71; 2003–US$76)	2006	71	86	99
Unsecured revolving credit facility	2006	112	135	30
Capital lease obligations	2028	9	11	11
Other		6	7	3

		1,554	1,870	1,883

Norampac
Unsecured notes
6.75% Notes (2004 and 2003–US$125)	2013	125	150	161
Secured revolving credit facility
(2004–CAN$9 and €1; 2003–CAN$10 and €1)	2008	8	10	11
Other		3	4	4

		136	164	176

		1,690	2,034	2,059
Less: Due within one year		7	8	5

		1,683	2,026	2,054

As at December 31, 2004, principal long-term debt repayments, including capital lease obligations, in each of the next five years amounted to:

2005	2006	2007	2008	2009

$	$	$	$	$
8	397	2	12	3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

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

     In the first quarter of 2004, the Corporation terminated, prior to maturity, its interest rate swap contracts entered into in 2003. As described in Note 19, these swaps had been designated as hedges of a portion of the interest on the 5.375% notes payable.

Bank facility

The Corporation has a bank facility comprised of a US$71 million unsecured term loan and a US$500 million unsecured revolving credit facility that expires in 2006.

The unsecured term loan bears interest based on the U.S. dollar LIBOR rate or U.S. prime rate, plus a margin that varies with Domtar’s credit rating. Repayment of 11% (2003 – 17%) of the balance currently outstanding through April 30, 2006 is required prior to its maturity in August 2006. In 2004, the Corporation repaid $7 million (US$5 million) (2003 – $534 million (US$404 million)) of this term loan.

     Borrowings under the revolving credit facility bear interest at a rate based on Canadian dollar bankers’ acceptance or U.S. dollar LIBOR rate or prime rate, plus a margin that varies with Domtar’s credit rating. The revolving credit facility also requires commitment fees in accordance with standard banking practices.

     As at December 31, 2004, $135 million (2003–$37 million) of borrowings under the unsecured revolving credit facility were outstanding, of which nil (2003 – $7 million) was in the form of overdraft and included in “Bank indebtedness,” and $135 million (2003 – $30 million) were included in “Long-term debt.” In addition, as at December 31, 2004, the Corporation had outstanding letters of credit pursuant to this bank credit for an amount of $10 million (2003 – $10 million). The Corporation also has other outstanding letters of credit for an amount of $3 million. A provision of $5 million was recorded related to letters of credit.

     In 2004, the interest rates on outstanding borrowings under the bank facilities ranged from 2.34% to 4.55% (2003 – from 2.31% to 4.80%).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

The Corporation’s borrowing agreements contain restrictive covenants. In particular, the Corporation’s bank facility requires compliance with certain financial ratios on a quarterly basis.

     Certain debt agreements require the Corporation to indemnify the parties in the event of changes in elements such as withholding tax regulations. As the nature and scope of such indemnifications are contingent on future events, none of which can be foreseen as at December 31, 2004, and the structure of such transactions makes these events unlikely, no provisions have been recorded in the consolidated financial statements.

NORAMPAC

Norampac’s debt is non-recourse to the Corporation. On May 28, 2003, Norampac completed a series of financial transactions to substantially refinance all of its existing credit facilities, except those of its joint venture. The following amounts represent the Corporation’s proportionate share.

     In 2003, Norampac entered into a new five-year secured revolving credit facility of $175 million. The new facility replaced a secured reducing revolving credit facility of $39 million and a $75 million secured revolving facility. The new revolving credit facility is secured by all the inventories and receivables of Norampac Inc. and its North American subsidiaries and by property, plant and equipment at two of its containerboard mills and three of its converting facilities. Also, this facility requires compliance with certain covenants. As at December 31, 2004, the Corporation’s proportionate share of assets secured under the new revolving credit facility relating to receivables, inventories and property, plant and equipment amounted to $97 million (2003 – $89 million), $69 million (2003 – $65 million) and $218 million (2003–$218 million), respectively. Borrowings under this credit facility bear interest at floating rates plus a borrowing margin based on Norampac’s credit rating.

     In 2003, Norampac issued unsecured Senior notes for an aggregate amount of $173 million (US$125 million). The notes bear a 6.75% coupon and will mature in 2013. The notes require compliance with certain covenants. The aggregate proceeds of these two transactions were used to repay the existing credit facilities for an amount of approximately $34 million at the time of the refinancing and to redeem both the $104 million (US$75 million) 9.5% notes and the $50 million 9.375% notes due in 2008.

     As at December 31, 2004, $10 million (2003 – $11 million) of borrowings under the secured revolving credit facility were outstanding. In addition, as at December 31, 2004, Norampac had outstanding letters of credit pursuant to this bank credit for an amount of $6 million (2003 – $4 million). No provision was recorded related to outstanding letters of credit.

     In 2004, the interest rates on outstanding borrowings under the revolving credit facility ranged from 3.04% to 3.69% (2003 – from 3.06% to 4.05%).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 16.

Dother liabilities and deferred credits

	2004	2004	2003
	US$	$	$
	(note 4)		restated
			(note 2)
Other liabilities
Accrued benefit liability–other employee future benefit plans (note 23)	73	88	89
Accrued benefit liability–defined benefit pension plans (note 22)	27	32	37
Provision for contracts assumed	3	4	10
Provision for environment and other asset retirement obligations	30	36	44
Other	32	38	40

Deferred credits
Deferred gain on contribution of net assets to Norampac	32	39	44
Deferred net gain on early settlements of interest rate swap contracts	32	39	36
Unrealized foreign exchange on translation of long-term debt	40	48	44
Investment tax credits and other	16	19	16

	285	343	360

ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations are principally linked to landfill capping obligations, asbestos removal obligations and demolition of certain abandoned buildings. As at December 31, 2004, Domtar has estimated the net present value of its asset retirement obligations to be $25 million (2003–$26 million); the present value was based on probability weighted undiscounted cash flows of $37 million (2003–$41 million). The majority of asset retirement obligations are estimated to be settled prior to December 31, 2020. However, some settlement scenarios call for obligations to be settled as late as December 31, 2040. Domtar’s credit adjusted risk-free rates were used to calculate the net present value of the asset retirement obligations. The rates used vary between 4.25% and 6.80%, based on the prevailing rate at the moment of recognition of the liability and on its settlement period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

The following table reconciles Domtar’s asset retirement obligations:

	2004	2004	2003
	US$	$	$
	(note 4)		restated
			(note 2)
Asset retirement obligations, beginning of year	22	26	31
Liabilities incurred during the year	1	1	—
Revisions to estimated cash flows	(2)	(2)	—
Liabilities settled during the year	(1)	(1)	(3)
Accretion expense	2	2	2
Effect of foreign currency exchange rate change	(1)	(1)	(4)

Asset retirement obligations, end of year	21	25	26

NOTE 17.

Commitments and contingencies

ENVIRONMENT

Domtar is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities.

     In 2004, Domtar’s operating expenditures for environmental matters, as described in Note 1, amounted to $69 million (2003–$70 million; 2002–$82 million).

     Domtar made capital expenditures for environmental matters of $22 million in 2004 (2003–$7 million; 2002–$20 million) for the improvement of air emissions, effluent treatment and remedial actions to address environmental compliance. At this time, Domtar cannot reasonably estimate the additional capital expenditures that may be required. However, management expects any additional required expenditure would not have a material adverse effect on Domtar’s financial position, earnings or cash flows.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

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

     As at December 31, 2004, Domtar had a provision of $57 million (2003–$63 million) for environmental matters and other asset retirement obligations. Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, management believes that such additional remediation costs would not have a material adverse effect on Domtar’s financial position, earnings or cash flows.

     In addition, the pulp and paper industry in the United States is subject to Cluster Rules and Boiler M.A.C.T. (maximum achievable control technology) Rules that further regulate effluent and air emissions. Domtar complies with all present regulations and anticipates spending approximately $52 million over the next three years to meet such requirements.

     As at December 31, 2004, anticipated payments in each of the next five years were as follows:

	2005	2006	2007	2008	2009	thereafter	total
	$	$	$	$	$	$	$
Environmental provision	21	7	2	2	2	23	57
Cluster Rules obligation	14	8	—	—	—	—	22
Boiler M.A.C.T. Rules obligation	—	18	12	—	—	—	30

CONTINGENCIES

In the normal course of operations, Domtar becomes involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims, and labor issues. While the final outcome with respect to actions outstanding or pending as at December 31, 2004, cannot be predicted with certainty, it is management’s opinion that their resolution will not have a material adverse effect on Domtar’s financial position, earnings or cash flows.

     In April 2003, the Canadian Competition Bureau began an investigation of Canada’s major distributors of carbonless paper and other fine paper products, including Domtar. Although the investigation is continuing, no new information has been presented that would allow Domtar to predict the outcome of this investigation or any impact it may have on Domtar.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

E.B. EDDY ACQUISITION

On July 31, 1998, Domtar acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of the Corporation in specified circumstances, the Corporation may have had to pay up to a maximum of $120 million, an amount which is gradually declining over a 25-year period. As at December 31, 2004, the maximum amount of the purchase price adjustment was $110 million. No provision was recorded for this potential purchase price adjustment.

LEASE AND OTHER COMMERCIAL COMMITMENTS

The Corporation has entered into operating leases for property, plant and equipment. The Corporation also has commitments to purchase property, plant and equipment, roundwood, wood chips, gas, electricity and certain chemicals. Minimum future payments under these operating leases and other commercial commitments, determined as at December 31, 2004, were as follows:

	2005	2006	2007	2008	2009	thereafter	total
	$	$	$	$	$	$	$
Operating leases	30	23	16	11	9	17	106
Other commercial commitments	81	34	34	26	27	18	220

Total operating lease expense amounted to $38 million in 2004 (2003–$38 million; 2002–$45 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 17. Commitments and contingencies (continued)

Norampac has entered into operating leases for property, plant and equipment. Norampac also has commitments to purchase property, plant and equipment, gas, electricity and steam. The Corporation’s proportionate share of Norampac’s minimum future payments under these operating leases and other commercial commitments, determined as at December 31, 2004, were as follows:

	2005	2006	2007	2008	2009	thereafter	total
	$	$	$	$	$	$	$
Operating leases	6	6	4	4	3	7	30
Other commercial commitments	40	26	21	20	12	76	195

The Corporation’s proportionate share of Norampac’s total operating leases expense amounted to $7 million in 2004 (2003-$8 million; 2002-$8 million).

GUARANTEES

Indemnifications

In the normal course of business, the Corporation offers indemnifications relating to the sale of its businesses and real estate. In general, these indemnifications may relate to claims from past business operations, the failure to abide by covenants and the breach of representations and warranties included in the sales agreements. Typically, such representations and warranties relate to taxation, environmental, product and employee matters. The terms of these indemnification agreements are generally for an unlimited period of time. As at December 31, 2004, the Corporation is unable to estimate the potential maximum liabilities for these types of indemnification guarantees as the amounts are contingent upon the outcome of future events, the nature and likelihood of which cannot be reasonably estimated at this time. Accordingly, no provisions have been recorded. These indemnifications have not yielded significant expenses in the past.

Leases

The Corporation has guaranteed to various lessors $8 million of residual value of its assets under operating leases with expiry dates in 2006. If the fair value of the assets at the end of the lease terms are lower than the residual values guaranteed, the Corporation would be held liable for the shortfall. The Corporation’s management does not believe these are likely to be called upon and, as such, no provisions have been recorded with respect to these guarantees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 18.

Stated capital

PREFERRED SHARES

The outstanding preferred shares at December 31, were as follows:

	2004		2004		2003
	US$	number		number
	(note 4)	of shares	$	of shares	$
Preferred shares
Series A	2	69,576	2	69,576	2
Series B	31	1,470,000	37	1,590,000	40

	33		39		42

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

     The Corporation has undertaken to make all reasonable efforts to purchase quarterly, for cancellation, 1% of the number of Series A and Series B Preferred shares outstanding on April 2, 1992, at prices not exceeding $25.00 per share. In connection therewith, preferred shares purchased for cancellation were as follows:

		2004		2003		2002
	number	average price	number	average price	number	average price
	of shares	per shares	of shares	per share	of shares	per share
		$		$		$
Series B	120,000	24.68	120,000	23.48	120,000	23.66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
december 31, 2004 (in millions of canadian dollars, unless otherwise noted)

NOTE 18. Stated capital (continued)

COMMON SHARES

The Corporation is authorized to issue an unlimited number of common shares. In 2004, a cash dividend of $0.24 per share has been paid on these shares (2003–$0.215 per share; 2002–$0.14 per share). The changes in the number of outstanding common shares and their aggregate stated value from January 1, 2002 to December 31, 2004, were as follows:

	2004		2004
	US$	number	$
	(note 4)	of shares
Balance at beginning of year	1,469	228,860,806	1,768
Shares issued
Stock option and share purchase plans	17	1,376,550	20

Balance before share purchase financing agreements	1,486	230,237,356	1,788
Share purchase financing agreements	(11)	(947,105)	(13)

Balance at end of year	1,475	229,290,251	1,775

Book value per common share at end of year	7.27		8.75

		2003		2002
	number		number
	of shares	$	of shares	$
Balance at beginning of year	227,680,352	1,752	226,202,379	1,731
Shares issued
Stock option and share purchase plans	1,180,454	16	1,477,973	21

Balance before share purchase financing agreements	228,860,806	1,768	227,680,352	1,752
Share purchase financing agreements	(922,994)	(12)	—	—

Balance at end of year	227,937,812	1,756	227,680,352	1,752

Book value per common share at end of year		9.34		11.02

Book value per common share is the sum of the stated value of common shares, contributed surplus, retained earnings and accumulated foreign currency translation adjustments divided by the number of common shares outstanding at year-end.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

As at December 31, 2004, the Corporation had a receivable from its employees of $13 million (2003–$12 million; 2002–$11 million) related to share purchase loans granted to them. These shares are held in trust as security for the loans that are interest bearing at the dividend rate and with defined repayment terms not exceeding 10 years. At the end of the year, there were 947,105 shares (2003–922,994 shares; 2002–1,000,333 shares) held in trust in respect to employee loans for which the market value was $14.50 (2003–$16.25; 2002–$15.70) per share. These loans were included in “Other assets” until December 31, 2002, and were included as a reduction of “Common shares” thereafter.

EXECUTIVE STOCK OPTION AND SHARE PURCHASE PLAN

Under the Executive Stock Option and Share Purchase Plan (Plan), options and rights may be granted to selected eligible employees. Options are granted at a price equal to the market value on the day immediately preceding the date the options were granted and generally expire 10 years after the date of the grant. Normally, one quarter of the options may be exercised at each anniversary date of the grant. Rights permit eligible employees to purchase shares at 90% of the quoted market value on the day immediately preceding the date the rights were granted, and provide for a one-for-four bonus share to be issued on the third anniversary date of the grant of the rights.

     In 2003, a new performance feature was introduced to the Plan for all grants starting with 2003 going-forward. Options granted before 2003 are not affected by this new feature. Pursuant to this new feature, the granted stock options will vest in four increments of 25% on each anniversary date of the grant, provided the performance of Domtar’s common share price is equal to or exceeds the average performance of an index composed of the S&P 500 Materials (U.S.) index (50%) and the S&P/TSX Materials (Canada) index (50%). On each anniversary date of the grant, the average closing price of Domtar’s common shares, during the 20 consecutive trading days on the Toronto Stock Exchange immediately preceding each anniversary date of the grant, is used to measure the performance of Domtar’s common share price and is compared to the average performance of the index during the same reference period. The relevant annual portion only vests on a given anniversary date if the performance of Domtar’s common share price equals or exceeds the average index during the relevant reference period. Should this not be the case, the annual portion will not vest but may vest on any following anniversary date if the foregoing test, applied on a cumulative basis, is satisfied on a subsequent anniversary date over the vesting period of four years. Any annual portion which has not vested on or before the end of the vesting period of the option will automatically lapse on the expiry date. The new performance options have a term of 10 years and will expire in February 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
december 31, 2004 (in millions of canadian dollars, unless otherwise noted)

NOTE 18. Stated capital (continued)

In 2001, all of the 900,000 performance options granted to the members of the Management Committee in March 1997 became void as a result of not meeting the specified conditions to exercise the options based on the market value of the Corporation’s common shares. A new performance option program was then approved in June 2001, and 1,050,000 stock options were granted to members of the Management Committee. Pursuant to this grant, and except in certain specified circumstances, there was no prorata or early vesting prior to January 1, 2004, at which time the options became fully vested if the holder of the options was still an employee of Domtar. After vesting, the options may not be exercised unless both of the following two conditions have been met: 1) at any time between January 1, 2001 and December 31, 2003, the weighted average trading price of the Corporation’s common shares during 20 consecutive trading days on the Toronto Stock Exchange has reached or exceeded $16.70, $18.51 or $20.32, whereupon 25%, 50% or 100%, respectively, of the options granted become exercisable; and 2) the appreciation in the market value of the Corporation’s common shares between January 1, 2001 and the exercise date is equal to or exceeds the increase in the Standard & Poor’s U.S. Paper & Forest Products index during the same period. As at December 31, 2004, only 25% of the options are exercisable, provided the above-mentioned conditions are met, and the remaining 75% have been cancelled as the objectives of the program have not been attained.

     The fair value of options granted during the years ended December 31, 2004, 2003 and 2002 was estimated using the Black-Scholes option-pricing model with the following weighted–average assumptions:

	2004	2003	2002

Risk-free interest rate	4.2%	5.2%	5.2%
Annual dividends per shares (in dollars)	$0.24	$0.14	$0.14
Expected lives (years)	6	6	6
Volatility	33.4%	34.0%	34.4%
Estimated realization percentage-performance options	69.8%	69.8%	N/A
Weighted average fair value of options granted during the year (in dollars per option)	$3.68	$4.36	$6.54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Changes in the number of options outstanding were as follows:

		2004
		weighted
		average
	number	exercise
	of options	price
		$
Outstanding at beginning of year	5,688,264	14.22
Granted	1,266,000	15.53
Exercised	(540,270)	11.57
Cancelled	(1,107,441)	14.08

Outstanding at end of year	5,306,553	14.83

Options exercisable at end of year	2,287,587	13.79

		2003		2002
		weighted		weighted
		average		average
	number	exercise	number	exercise
	of options	price	of options	price
		$		$
Outstanding at beginning of year	4,920,882	13.56	4,573,233	12.29
Granted	1,243,850	15.95	1,212,000	16.52
Exercised	(356,105)	10.61	(614,827)	9.99
Cancelled	(120,363)	15.45	(249,524)	13.51

Outstanding at end of year	5,688,264	14.22	4,920,882	13.56

Options exercisable at end of year	1,988,289	12.98	1,533,085	11.84

The following table summarizes the information about options outstanding and exercisable as at December 31, 2004:

		options outstanding		options exercisable
		weighted
		average	weighted		weighted
		remaining	average		average
	number	contractual	exercise	number	exercise
range of exercise prices	of options	life	price	of options	price
			$		$
$9.12–$11.00	576,336	2.8	10.36	576,336	10.36
$11.01–$12.75	609,042	5.6	12.13	430,185	12.14
$12.76–$16.52	4,121,175	7.6	15.86	1,281,066	15.88

	5,306,553	6.8	14.83	2,287,587	13.79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 18. Stated capital (continued)

During the year, 353,900 shares (2003 — 320,350; 2002 — 358,472) were issued pursuant to the exercise of rights and 52,730 bonus shares (2003 — 41,169; 2002 - 40,878) were issued. The total expense recognized in Domtar’s results of operations related to these rights and bonus shares amounted to $2 million in 2004 (2003 — $2 million; 2002 — $1 million). As at December 31, 2004, 226,693 bonus shares could be issued over the next three years.

As at December 31, 2004, 16,000,000 common shares (2003 — 16,000,000; 2002 — 11,300,000) were authorized for issuance under the Plan. Since its inception, 5,965,595 shares have been issued under this plan.

During the year, under the Executive Stock Option and Share Purchase Plan and the Employee Share Purchase Plan, as described below, $4 million (2003 — $3 million; 2002 — $3 million) was included in “Contributed surplus” in conjunction with the recognition of stock-based compensation expense.

DEFERRED SHARE UNIT PLANS

Outside Directors

Under the Deferred Share Unit Plan for Outside Directors, deferred share units (DSU), equivalent in value to a common share, may be granted to eligible directors. In addition, participants may elect to receive their annual retainer and attendance fees in DSU. A participant shall receive, not later than the 31st of January following the end of the year during which the participant ceases to be a member of the Board of Directors, a lump sum payment in cash equal to the number of DSU recorded in the participant’s account on the termination date multiplied by the termination value of the common shares or, if the participant so elects, a number of common shares to be purchased on the open market equal to the number of DSU then recorded in the participant’s account less, in either case, any applicable withholding tax. A participant account shall be credited with dividend equivalents in the form of additional DSU when normal cash dividends are paid on common shares. Upon payment in full of the DSU, they shall be cancelled. The total expense recognized in Domtar’s results of operations amounted to $0.4 million in 2004 (2003 — $0.6 million; 2002 — $0.2 million). In 2004, 37,940 DSU (2003 — 32,263; 2002 — 37,492) were granted and 45,334 DSU (2003 — 11,262; 2002 — 21,088) were redeemed. As at December 31, 2004, 130,134 DSU (2003 — 137,528; 2002 — 116,527) were outstanding.

Executives

Under the Executive Deferred Share Unit Plan, DSU may be granted to eligible executives. A participant shall receive, no later than the 31st of January following the end of the year during which occurred the participant’s date of retirement, death, determination of long-term

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

disability or termination of employment at the end of a continuous period that started on or after January 1, 1999 and represents at least seven years of tenure as a member of the Management Committee, a lump sum payment in cash equal to the number of DSU recorded in the participant’s account on one of these dates multiplied by the redemption value of the common shares or, if the participant so elects, a number of common shares to be purchased on the open market equal to the number of DSU then recorded in the participant’s account less, in either case, any applicable withholding tax. A participant account shall be credited with dividend equivalents in the form of additional DSU when normal cash dividends are paid on common shares. Upon payment in full of the DSU, they shall be cancelled. The total expense (reversal) recognized in Domtar’s results of operation amounted to $(0.6) million in 2004 (2003 – $0.4 million; 2002 – $1 million). As at December 31, 2004, 66,178 DSU (2003 – 72,196; 2002 – 82,110) were outstanding under this plan.

     Under the Executive Performance Share Unit Plan approved in December 2003, Performance Share Units (PSU) may be granted to eligible executives and other key employees of Domtar or any of its affiliates. Each PSU, subject to the vesting conditions (including certain conditions relating to the relative performance of Domtar’s common shares) set out in each grant being fulfilled, gives a participant the right to receive one common share of Domtar or, at his option, the cash equivalent at the time of vesting. In the event a participant elects to receive common shares, Domtar will make arrangements for delivery of such shares through purchases on the open market then recorded in the participant’s account less, in either case, any applicable withholding tax. A participant account shall be credited with dividend equivalents in the form of additional PSU when normal cash dividends are paid on common shares. The total expense recognized in Domtar’s results of operations amounted to $0.1 million in 2004, representing 725,989 units authorized and issued since the inception of the plan.

EMPLOYEE SHARE PURCHASE PLANS

Under the Employee Share Purchase Plans, all employees are eligible to purchase common shares at a price of 90% of the quoted market value. Common shares are purchased under the plans on monthly investment dates. Shares purchased under the Canadian plan are subject to a mandatory twelve-month holding period. Employees who hold the shares for 18 months following the date of acquisition (U.S. plan) or who hold the shares purchased in any calendar year until June 30 of the following year (Canadian plan) are entitled to receive additional common shares equivalent to 10% of the cost of such shares. As at December 31, 2004, 6,050,000 common shares (2003 – 5,050,000; 2002 – 5,050,000) were authorized for issuance under the plans. During the year, 421,825 common shares (2003 – 470,653; 2002 – 463,796) were issued under the plans at an average price of $15.77 (2003 – $15.32; 2002 – $16.49) per share. Since their inception, 4,484,340 shares have been issued under these plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 19.

Financial instruments

FAIR VALUE OF FINANCIAL INSTRUMENTS		2004		2004		2003

	FAIR	CARRYING	FAIR	CARRYING	FAIR	CARRYING
	VALUE	AMOUNT	VALUE	AMOUNT	VALUE	AMOUNT
	US$	US$	$	$	$	$
	(NOTE 4)	(NOTE 4)
Long-term debt	1,864	1,690	2,244	2,034	2,324	2,059

The fair value of the long-term debt, including the portion due within one year, is principally based on quoted market prices.

     Due to their short-term maturity, the carrying amounts of cash and cash equivalents, receivables, bank indebtedness, trade and other payables and income and other taxes approximate their fair values.

INTEREST RATE RISK

Domtar is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents, its bank indebteness, its bank credit facility and its long-term debt. Domtar may manage this interest rate exposure by the use of derivative instruments such as interest rate swap contracts.

     In 2004, the Corporation terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $20 million (US$15 million). The resulting gain of $17 million recorded under “Other liabilities and deferred credits” is being deferred and will be recognized against financing expenses over the period of the interest rate payments ending November 2013, the original designated hedging period of the underlying 5.375% notes.

     In 2002, the Corporation terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $40 million (US$26 million). The net gain of $40 million recorded under “Other liabilities and deferred credits” was deferred and is recognized against financing expenses over the period of the interest rate payments ending October 2003 and October 2006, the original designated hedging period of the underlying 7.875% notes. The net recognized amounts will be $13 million and $10 million in 2005 and 2006, respectively. In 2004, a net amount of $13 million (2003 – $4 million) was recognized against financing expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Norampac has interest rate swap contracts having nominal values of $2 million (US$2 million) (2003 – $2 million (US$2 million)) and $1 million (US$1 million) (2003 – $2 million (US$1 million)), respectively, according to the Corporation’s proportionate share. Under the terms of these swaps, maturing in December 2008 and October 2012, respectively, Norampac will, on a monthly basis, receive interest calculated on the LIBOR one-month rate plus 1.5% and pay an average fixed rate of 7.25% and 9.47%, respectively. Norampac is holding these derivative financial instruments for speculative purposes and accordingly the derivatives are recorded at their fair value. As at December 31, 2004 and 2003, these swaps had a negative fair value of $1 million (US$1 million).

     In 2004, Norampac entered into additional interest rate swap contracts having both the same nominal value of $15 million (US$13 million), according to the Corporation’s proportionate share. Under the terms of these swaps, maturing in December 2013, Norampac will, on a semi-annual basis, receive a fixed interest rate of 6.75% and pay interest calculated on the LIBOR six-month rate plus 2.16% and 2.17%, respectively. These swap contracts are designated as hedges of the fair value of a portion of Norampac’s Senior notes. As at December 31, 2004, these interest rate swap contracts had a fair value of $1 million (US$ 1 million).

CREDIT RISK

Domtar is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, Domtar reviews new customers’ credit histories before granting credit and conducts regular reviews of existing customers’ credit performance. As at December 31, 2004, one of Domtar’s paper segment customers located in the United States represented 5% ($25 million) (2003 – 6% ($24 million)) of the receivables, prior to the effect of the receivables securitization.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 19. Financial instruments (continued)

FOREIGN CURRENCY RISK

In order to reduce the potential negative effects of a fluctuating Canadian dollar, Domtar has entered into various arrangements to stabilize anticipated future net cash inflows denominated in U.S. dollars. The following table provides the detail of the arrangements used as hedging instruments:

	2004	2003	2004	2003

	AVERAGE EXCHANGE RATE		CONTRACTUAL AMOUNTS
		(CAN$/US$)	(IN MILLIONS OF U.S. DOLLARS)
Forward foreign exchange contracts
0 to 12 months	1.27	1.44	189	12
13 to 24 months	1.34	—	37	—
Currency options purchased
0 to 12 months	1.31	1.34	212	250
Currency options sold
0 to 12 months	1.39	—	212	—

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

     Norampac has currency options sold, which do not qualify as hedging instruments. The average exchange rate and contractual amounts at December 31, 2004 were $1.43 and US$8 million, respectively (2003 — nil and nil, respectively), representing the Corporation’s proportionate share. As at December 31, 2004, the fair value of these derivative financial instruments was nil (2003 — nil).

     In addition to the above arrangements and as a result of the early settlement of certain currency options, the Corporation was left, in 2003, with freestanding written call options requiring the Corporation to sell US$33 million at $1.60 if rates exceeded $1.60 in 2004. These freestanding written call options do not qualify for hedge accounting and, accordingly, any fluctuations of their fair value are recorded to earnings. The impact was nil for the year ended December 31, 2004 (2003 — gain of $6 million). As at December 31, 2004, there were no more freestanding written call options and, as such, their fair value as at that date was nil (2003 — nil).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

The fair value of derivative financial instruments generally reflects the estimated amounts that Domtar would receive or pay to settle the contracts at December 31, 2004 and 2003. As at these dates, the spot exchange rates were $1.20 and $1.29, respectively, and the fair value of the above derivative financial instruments used as hedging items was as follows:

	2004	2004	2003
	US$	$	$
	(NOTE 4)
Unrealized gain on forward foreign exchange contracts	14	17	2
Unrealized gain on currency options	20	24	12

PRICE RISK

During 2004, the Corporation entered into a cash settled commodity swap agreement to manage price risk associated with sales of NBSK pulp covering a period starting July 2004 and ending June 2007. The agreement fixes the sale price of NBSK pulp for 1,000 tonnes per month for 36 months. This agreement is in addition to the 2003 and 2002 contracts, which fix the sale price of NBSK pulp for 1,500 tonnes per month for 36 months and are expiring in April 2006 and October 2005, respectively. These contracts are not designated as hedging instruments and they are accounted for at their fair market value. The fair value of these instruments as at December 31, 2004, was negative $6 million (2003 – negative $3 million).

     In 2004, the Corporation also entered into a cash settled commodity swap agreement to manage price risk associated with purchases of bunker oil covering a period starting July 2004 and ending December 2006. The agreement fixes the purchase price of bunker oil for 7,000 barrels per month. This agreement is in addition to the 2003 contract, which fixes the purchase price of bunker oil for 15,000 barrels per month ending in December 2005. These contracts are designated as hedging instruments. The fair value of these instruments as at December 31, 2004, represented an unrealized gain of $2 million (2003 – unrealized gain of $2 million).

     Norampac entered into cash settled commodity swap agreements to manage price risk associated with sales of unbleached kraft linerboard and semi-chemical medium paper and purchases of old corrugated containers and electricity. As at December 31, 2004, Norampac had entered into contracts expiring in 2005 through 2007. According to the Corporation’s proportionate share, these derivative agreements fix the sale price for 37,000 tonnes (2003 – 82,500 tonnes) of unbleached kraft linerboard and 2,500 tonnes (2003 – 8,500 tonnes) of semi-chemical medium paper and fix the purchase price for 286,750 tonnes (2003 – 387,000 tonnes) of old corrugated containers and 68,387 megawatts

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 19. FINANCIAL INSTRUMENTS (CONTINUED)

(2003 – 112,427 megawatts) of electricity. The contracts related to unbleached kraft liner-board, semi-chemical medium paper and old corrugated containers are not designated as hedging instruments and they are accounted for at their fair market value. The fair value of these instruments as at December 31, 2004, represented a net gain of $1 million (2003 – unrealized net gain of $4 million). The fair value of the electricity contracts as at December 31, 2004, represented an unrealized gain of $1 million (2003 – nil).

note 20.

Accumulated foreign currency

translation adjustments

	2004	2004	2003	2002
	US$	$	$	$
	(NOTE 4)
Balance at beginning of year	(121)	(145)	2	2
Effect of changes in exchange rates during the year:
On net investment in self-sustaining foreign subsidiaries	(117)	(141)	(391)	(18)
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries	97	117	282	18
Future income taxes thereon	(17)	(21)	(38)	—

Balance at end of year	(158)	(190)	(145)	2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 21.

Interests in joint ventures

The following amounts represent the Corporation’s proportionate interests in its joint ventures (Norampac, Anthony-Domtar Inc. and Gogama Forest Products Inc.):

	2004	2004	2003
	US$	$	$
	(NOTE 4)
Assets
Current assets	150	180	164
Long-term assets	422	508	483
Liabilities
Current liabilities	77	93	75
Long-term liabilities	226	272	272

	2004	2004	2003	2002
	US$	$	$	$
	(NOTE 4)
Earnings
Sales	532	640	629	653
Operating expenses	(489)	(588)	(585)	(581)

Operating profit	43	52	44	72
Financing expenses	7	8	17	18
Net earnings	27	32	17	37

Cash flows
Cash flows provided from operating activities	48	58	45	70
Cash flows used for investing activities	(53)	(64)	(42)	(55)
Cash flows provided from financing activities	12	15	4	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 22.

Pension plans

DEFINED CONTRIBUTION PLANS

Domtar contributes to several defined contribution, multi-employer and 401(k) plans. The pension expense under these plans is equal to Domtar’s contribution. The 2004 pension expense was $17 million (2003 – $19 million; 2002 – $20 million).

DEFINED BENEFIT PLANS

Domtar has several defined benefit pension plans covering substantially all employees, including one closed plan for certain non-unionized employees in Canada. Non-unionized employees in Canada joining Domtar after June 1, 2000 participate in defined contribution plans. The defined benefit plans are generally contributory in Canada and non-contributory in the United States. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management’s most probable assumptions.

COMPONENTS OF NET PERIODIC BENEFIT
COST FOR DEFINED BENEFIT PLANS	2004	2004	2003	2002
	US$	$	$	$
	(NOTE 4)
Service cost for the year	29	35	32	30
Interest expense	61	74	72	69
Actual return on plan assets	(86)	(104)	(115)	(24)
Recognized actuarial loss	28	34	72	24
Plan amendments (a)	3	3	11	—
Curtailment and settlement loss (NOTE 6)	2	2	—	2

Costs arising in the period	37	44	72	101
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets	19	23	36	(57)
Actuarial gain	(18)	(22)	(67)	(24)
Plan amendments	(1)	(1)	(10)	2

Net periodic benefit cost for defined benefit plans	37	44	31	22

(a)	In 2003, amendments include an $8 million amount for the “Domtar US Nekoosa Papers Pension Plan” in order to increase the pension benefit level persuant to the latest collective agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar’s funding policy is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Past service obligations primarily arise from improvements to plan benefits. The latest actuarial valuations were conducted as at December 31, 2003, for plans representing approximately 39% and as at December 31, 2001, for plans representing approximately 61% of the total plans asset fair value. These valuations indicated a funding deficiency. The next actuarial valuations will be completed between December 31, 2004 and December 31, 2006. Domtar expects to contribute for a total amount of $89 million in 2005 compared to $80 million in 2004.

CHANGE IN ACCRUED BENEFIT OBLIGATION

The following table represents the change in the accrued benefit obligation as determined by independent actuaries:

	2004	2004	2003
	US$	$	$
	(NOTE 4)
Accrued benefit obligation at beginning of year	1,030	1,240	1,117
Service cost for the year	29	35	31
Interest expense	61	74	72
Plan participants’ contributions	10	12	12
Actuarial loss	30	36	72
Plan amendments	3	3	11
Benefits paid	(58)	(70)	(65)
Settlement	(1)	(1)	—
Curtailment	(1)	(1)	—
Effect of foreign currency exchange rate change	(4)	(5)	(10)

Accrued benefit obligation at end of year	1,099	1,323	1,240

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 22. PENSION PLANS (CONTINUED)

CHANGE IN FAIR VALUE OF DEFINED BENEFIT PLAN ASSETS

The following table represents the change in the fair value of assets of defined benefit plans reflecting the actual return on plan assets, the contributions and the benefits paid during the year:

	2004	2004	2003
	US$	$	$
	(NOTE 4)
Fair value of defined benefit plan assets at beginning of year	856	1,030	900
Actual return on plan assets	86	104	115
Employer contributions	66	80	73
Plan participants’ contributions	10	12	12
Benefits paid	(58)	(70)	(65)
Settlement	(1)	(1)	—
Effect of foreign currency exchange rate change	(3)	(4)	(5)

Fair value of defined benefit plan assets at end of year	956	1,151	1,030

DESCRIPTION OF FUNDED ASSETS

The assets of the pension plans are held by a number of independent trustees and are accounted for separately in the Domtar pension funds. Based on the fair value of the assets held at December 31, 2004, the plan assets are comprised of 5% in cash and short-term investments, 46% in bonds and 49% in Canadian, U.S. and foreign equities.

     Domtar has indemnified and held harmless the trustees of Domtar pension funds, and the respective officers, directors, employees and agents of such trustees, from any and all costs and expenses arising out of the performance of their obligations under the relevant trust agreements, including in respect of their reliance on authorized instructions of Domtar or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements. As at December 31, 2004, Domtar has not recorded a liability associated with these indemnifications, as Domtar does not expect to make any payments pertaining to these indemnifications.

RECONCILIATION OF FUNDED STATUS TO AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS

The following tables present the difference between the fair value of the defined benefit pension assets and the actuarially determined accrued benefit obligation as at December 31, 2004 and 2003. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

The tables further reconcile the amount of the surplus or deficit (funded status) to the net amount recognized in the Consolidated balance sheets. This difference between the funded status and the net amount recognized in the Consolidated balance sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. Deferred recognition is a guiding principle of these recommendations. This approach allows for a gradual recognition of changes in accrued benefit obligations and plan performance over the expected average remaining service life of the employee group covered by the plans.

	2004	2004	2003
	US$	$	$
	(NOTE 4)
Accrued benefit obligation at end of year	1,099	1,323	1,240
Fair value of defined benefit plan assets at end of year	(956)	(1,151)	(1,030)

Funded status	(143)	(172)	(210)
Reconciliation of funded status to amounts recognized in the Consolidated balance sheets
Unrecognized actuarial loss	252	303	305
Unrecognized past service costs	16	20	20

Net amount recognized in the Consolidated balance sheets	125	151	115

	2004	2004	2003
	US$	$	$
	(NOTE 4)
Accrued benefit asset–defined benefit plans (note 13)	152	183	153
Accrued benefit liability–defined benefit plans (notes 14 and 16)	(27)	(32)	(38)

Net amount recognized in the Consolidated balance sheets	125	151	115

As at December 31, 2004, the accrued benefit obligation and the fair value of defined benefit plan assets for the pension plans with an accrued benefit obligation in excess of fair value plan assets were $1,229 million and $1,053 million, respectively (2003 – $1,107 million and $900 million, respectively).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 22. PENSION PLANS (CONTINUED)

CASH PAYMENTS FOR EMPLOYEE FUTURE BENEFITS

Cash payments for employee future benefits made by Domtar for the years ended December 31, are as follows:

	2004	2004	2003	2002
	US$	$	$	$
	(NOTE 4)
Defined contribution plans	14	17	19	20
Defined benefit plans	66	80	73	53

Total cash payments for employee future benefits	80	97	92	73

WEIGHTED-AVERAGE ASSUMPTIONS

Domtar used the following key assumptions to measure the accrued benefit obligation and the net periodic benefit cost for defined benefit plans. These assumptions are long-term, which is consistent with the nature of employee future benefits.

	2004	2003	2002

Accrued benefit obligation as at December 31:
Discount rate	5.8%	6.1%	6.5%
Rate of compensation increase	3.4%	3.8%	3.9%
Net periodic benefit cost for years ended December 31:
Discount rate	6.1%	6.5%	6.7%
Rate of compensation increase	3.8%	3.9%	3.9%
Expected long-term rate of return on plan assets	7.7%	7.7%	8.2%

Effective January 1, 2005, Domtar will use 7.2% as the expected return on plan assets, which reflects the current view of long-term investment returns.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 23.

OTHER EMPLOYEE FUTURE BENEFIT PLANS

The post-retirement and post-employment plans are unfunded.

COMPONENTS OF NET PERIODIC BENEFIT COST
FOR OTHER EMPLOYEE FUTURE BENEFIT PLANS	2004	2004	2003	2002
	US$	$	$	$
	(NOTE 4)
Service cost for the year	3	3	4	4
Interest expense	5	7	7	7
Recognized actuarial loss	3	3	7	2
Plan amendments	1	1	1	–
Curtailment loss	1	1	–	–
Other	–	–	(1)	–

Costs arising in the period	13	15	18	13
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial gain	(1)	(1)	(6)	(1)
Plan amendments	(1)	(1)	–	–

Net periodic benefit cost for other employee future benefit plans	11	13	12	12

CHANGE IN ACCRUED BENEFIT OBLIGATION
FOR OTHER EMPLOYEE FUTURE BENEFIT PLANS	2004	2004	2003
	US$	$	$
	(NOTE 4)
Accrued benefit obligation at beginning of year	96	116	109
Service cost for the year	3	3	4
Interest expense	6	7	7
Actuarial loss	3	3	6
Plan amendments	1	1	–
Benefits paid	(7)	(8)	(8)
Curtailment	–	–	(1)
Effect of foreign currency exchange rate change	(1)	(1)	(2)
Other	–	–	1

Accrued benefit obligation at end of year	101	121	116

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 23. OTHER EMPLOYEE FUTURE BENEFIT PLANS (CONTINUED)

CHANGE IN FAIR VALUE OF ASSETS OF OTHER
EMPLOYEE FUTURE BENEFIT PLANS	2004	2004	2003
	US$	$	$
	(NOTE 4)
Fair value of assets of other employee future benefit plans at beginning of year	–	–	–
Employer contributions	7	8	8
Benefits paid	(7)	(8)	(8)
Fair value of assets of other employee future benefit plans at end of year	–	–	–

FUNDED STATUS AND NET AMOUNT RECOGNIZED
IN THE CONSOLIDATED BALANCE SHEETS	2004	2004	2003
	US$	$	$
	(NOTE 4)
Funded status	101	121	116
Unrecognized actuarial loss	(21)	(25)	(26)
Unrecognized past service costs	(2)	(2)	–
Net amount recognized in the Consolidated balance sheets(Notes 14 and 16)	78	94	90

Cash payments for other employee future benefit plans for the year ended December 31, 2004, amounted to $8 million (2003–$8 million; 2002–$7 million).

WEIGHTED-AVERAGE ASSUMPTIONS

Domtar used the following key assumptions to measure the accrued benefit obligation and the net periodic benefit cost for other employee future benefit plans. These assumptions are long-term, which is consistent with the nature of employee future benefits.

	2004	2003	2002

Accrued benefit obligation as at December 31:
Discount rate	5.8%	6.1%	6.6%
Rate of compensation increase	3.5%	3.5%	4.2%
Net periodic benefit cost for years ended December 31:
Discount rate	6.1%	6.6%	6.7%
Rate of compensation increase	3.5%	4.2%	3.7%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

For measurement purposes, 7.7% weighted-average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. The rate was assumed to decrease gradually to 4.1% for 2012 and remain at that level thereafter. An increase or decrease of 1% of this rate would have the following impact:

	INCREASE OF 1%		DECREASE OF 1%

	US$	$	US$	$
	(Note 4)		(Note 4)
Impact on net periodic benefit cost	2	2	(1)	(1)
Impact on accrued benefit obligation	8	10	(7)	(8)

NOTE 24.

Segmented disclosures

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:

–	Papers – represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.

–	Paper Merchants – involves the purchasing, warehousing, sale and distribution of various products made by Domtar and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products.

–	Wood – comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.

–	Packaging – comprises the Corporation’s 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

The accounting policies of the reportable segments are the same as described in Note 1. Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes. Segment assets are those directly used in segment operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 24. Segmented disclosures (continued)

SEGMENTED DATA	2004	2004	2003	2002

	US$	$	$	$
	(NOTE 4)
Sales
Papers	2,649	3,188	3,330	3,811
Paper Merchants	878	1,057	1,074	1,193
Wood (a)	557	671	554	642
Packaging	526	633	629	658

Total for reportable segments	4,610	5,549	5,587	6,304
Intersegment sales–Papers	(246)	(297)	(296)	(326)
Intersegment sales–Wood	(108)	(130)	(117)	(112)
Intersegment sales–Packaging	(6)	(7)	(7)	(7)

Consolidated sales	4,250	5,115	5,167	5,859

Amortization, write-down of property, plant and equipment and impairment loss			Restated (Note-2)
Papers (h, i, j)	231	278	529	335
Paper Merchants	2	3	3	3
Wood (c, k)	48	58	41	51
Packaging	28	33	32	32

Total for reportable segments	309	372	605	421
Corporate	6	7	4	4

Consolidated amortization, write-down of property, plant and equipment and impairment loss	315	379	609	425

Operating profit (loss)
Papers (b, f,g,h,i,j)	(7)	(8)	(93)	301
Paper Merchants	17	20	20	25
Wood (a,c,k)	(22)	(27)	(68)	(16)
Packaging (e)	44	53	48	74

Total for reportable segments	32	38	(93)	384
Corporate (d)	9	11	(2)	–

Consolidated operating profit (loss)	41	49	(95)	384

Segment assets
Papers	3,297	3,968	4,220	5,142
Paper Merchants	104	125	117	160
Wood	430	517	505	544
Packaging	548	660	632	658

Total for reportable segments	4,379	5,270	5,474	6,504
Corporate	347	418	374	343

Consolidated assets	4,726	5,688	5,848	6,847

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

SEGMENTED DATA (CONTINUED)	2004	2004	2003	2002

	US$	$	$	$
	(Note 4)
Additions to property, plant and equipment
Papers	114	138	176	142
Paper Merchants	2	2	2	2
Wood	15	18	23	40
Packaging	25	30	31	30

Total for reportable segments	156	188	232	214
Corporate	2	3	1	9

Consolidated additions to property, plant and equipment	158	191	233	223
Add: Change in payables on capital projects	11	13	3	3

Consolidated additions to property, plant and equipment per Consolidated cash flows	169	204	236	226

GEOGRAPHIC INFORMATION	2004	2004	2003	2002

	US$	$	$	$
	(Note 4)
Sales (a,l, m)
Canada	970	1,167	1,285	1,431
United States	3,067	3,691	3,637	4,170
Other foreign countries	213	257	245	258

	4,250	5,115	5,167	5,859

Property, plant and equipment and goodwill			Restated (Note 2)
Canada	1,931	2,324	2,461	2,818
United States	1,623	1,953	2,127	2,618
Other foreign countries	18	22	22	30

	3,572	4,299	4,610	5,466

(a)	The sales and operating profit for the year ended December 31, 2002 reflect a net effect of a $20 million provision reversal for countervailing and antidumping duties on exports of softwood lumber to the United States ($20 million recorded in the second half of 2001, $8 million recorded in the first quarter of 2002 and a reversal of $28 million in the second quarter of 2002).

(b)	The operating loss for the year ended December 31, 2004 reflects a reversal of the closure cost provision relating to the sale of the St. Catharines, Ontario paper mill, in the amount of $8 million and reflects a $40 million provision for workforce reduction and restructuring costs of the Corporation’s operations in Canada and the United States.

(c)	The operating loss for the year ended December 31, 2004 reflects a $14 million charge, including $11 million related to the write-down to the estimated net realizable value of property, plant and equipment and $3 million for severance and related costs, relating to the permanent shutdown of the Chapleau, Ontario sawmill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 24. Segmented disclosures (continued)

(d)	The operating profit for the year ended December 31, 2004, reflects a $2 million provision for workforce reduction and restructuring costs of the Corporation’s operations in Canada and the United States.

(e)	The operating profit for year ended December 31, 2004, includes a gain of $1 million, representing the Corporation’s proportionate share of Norampac’s gain on the marked to market of the old corrugated containers, the unbleached kraft linerboard and the semi-chemical medium paper swap contracts.

(f)	The operating loss for the year ended December 31, 2004 includes the recognition of $4 million (2003 – $10 million; 2002 – $16 million) for investment tax credits related to research and development expenses of current and prior years, reflected as a reduction of the “Cost of sales.”

(g)	The operating loss for the year ended December 31, 2004 includes gains on sales of timberlands in the amount of $33 million.

(h)	The operating loss for the year ended December 31, 2003 reflects a $29 million charge, including $23 million related to the write-down to the estimated net realizable value of property, plant and equipment, a provision of $5 million for severance and related costs and $1 million related to the write-down of certain inventory items and spare parts to their net recoverable amounts related to the paper machine shutdown at the Vancouver, British Columbia paper mill.

(i)	The operating loss for the year ended December 31, 2003 reflects a $201 million impairment loss related to the Lebel-sur- Quévillon, Quebec pulp mill.

(j)	The operating profit for the year ended December 31, 2002 reflects a $45 million charge, including $14 million related to the write-down to the estimated net realizable value of property, plant and equipment, relating to the permanent shutdown of the St. Catharines, Ontario paper mill. The operating loss for the year ended December 31, 2003 includes a reduction in the closure cost provision in the amount of $5 million largely as a result of changes to the initial approach to dismantling the mill.

(k)	The operating loss for the year ended December 31, 2002 reflects an $18 million charge, including $13 million related to the write-down to the estimated net realizable value of property, plant and equipment, relating to the shutdown of the Sault Ste. Marie, Ontario hardwood lumber operations and Daveluyville, Quebec wood products remanufacturing facility.

(l)	Sales are attributed to countries based on the location of external customers.

(m)	In 2004, export sales from Canada were $1,630 million (2003 – $1,417 million; 2002 – $1,592 million).

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

(a) NET EARNINGS ADJUSTMENTS

The following table provides a reconciliation of the net earnings (loss) from Canadian GAAP to U.S. GAAP:

	2004	2004	2003	2002

	US$	$	$	$
	(Note 4)		Restated
			(Note 2)
Net earnings (loss) in accordance with Canadian GAAP	(35)	(42)	(193)	141
Adjustments with respect to the following items:
Pension plans cost (1)	(1)	(1)	(5)	(8)
Other employee future benefit plans cost (2)	1	1	—	—
Revenue stream hedge (3)	3	4	42	2
Foreign currency hedging contracts (4)	(13)	(16)	41	68
Commodity hedging contracts (5)	(6)	(7)	2	(2)
Interest rate swap contracts (6)	(10)	(13)	(7)	62
Amortization of deferred gain (7)	(4)	(5)	(4)	(5)
Acquisition of E.B. Eddy (8)	(5)	(6)	(6)	(6)
Formation of Norampac (9)	(2)	(2)	(2)	(2)
Losses (gains) from discontinued operations (10)	—	—	(3)	68
Tax effect of the above adjustments	9	11	(20)	(55)

Earnings (loss) from continuing operations in accordance with U.S. GAAP	(63)	(76)	(155)	263
Losses (gains) from discontinued operations net of income taxes (10)	—	—	(2)	45

Net earnings (loss) in accordance with U.S. GAAP	(63)	(76)	(153)	218
Dividend requirements of preferred shares	1	1	2	1

Net earnings (loss) applicable to common shares in accordance with U.S. GAAP	(64)	(77)	(155)	217

Earnings (loss) from continuing operations per common share in accordance with U.S. GAAP (in dollars)
Basic	(0.28)	(0.34)	(0.69)	1.15
Diluted	(0.28)	(0.34)	(0.69)	1.15
Net earnings (loss) per common share in accordance with U.S. GAAP (in dollars)
Basic	(0.28)	(0.34)	(0.68)	0.96
Diluted	(0.28)	(0.34)	(0.68)	0.95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 25. Reconciliation of canadian and united states generally accepted accounting principles (continued)

The following table presents the Consolidated earnings under Canadian and U.S. GAAP:

		2004		2004

	US$	US$	$	$
	(Note 4)	(Note 4)
	Canadian	U.S.	Canadian	U. S.
	Gaap	Gaap	Gaap	Gaap
Sales	4,250	3,718	5,115	4,475
Operating expenses
Cost of sales	3,640	3,223	4,381	3,879
Selling, general and administrative	254	215	306	259
Amortization	306	282	368	339
Closure and restructuring costs	40	40	48	48
Impairment loss	—	—	—	—
Net gains on disposals of property, plant and equipment	(31)	(31)	(37)	(37)

	4,209	3,729	5,066	4,488

Operating profit (loss)	41	(11)	49	(13)
Financing expenses	123	113	148	136
Amortization of deferred gain	(4)	—	(5)	—
Share of joint ventures’ net earnings (7 & 9)	—	(25)	—	(30)
Derivative instruments loss (gain) (4 to 6)	—	30	—	36

	(78)	(129)	(94)	(155)
Income tax expense (recovery)	(43)	(66)	(52)	(79)

Earnings (loss) from continuing operations	(35)	(63)	(42)	(76)
Losses (gains) from discontinued operations net of income taxes (10)	—	—	—	—

Net earnings (loss)	(35)	(63)	(42)	(76)
Dividend requirements of preferred shares	1	1	1	1

Net earnings (loss) applicable to common shares	(36)	(64)	(43)	(77)

Earnings (loss) from continuing operations per common share (in dollars)
Basic	(0.16)	(0.28)	(0.19)	(0.34)
Diluted	(0.16)	(0.28)	(0.19)	(0.34)
Net earnings (loss) per common share (in dollars)
Basic	(0.16)	(0.28)	(0.19)	(0.34)
Diluted	(0.16)	(0.28)	(0.19)	(0.34)

     See section (e) for the reconciliation of the Consolidated earnings items.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

The following table presents the Consolidated earnings under Canadian and U.S. GAAP (continued):

		2003		2002

	$	$	$	$
	RESTATED
	(NOTE 2)

	CANADIAN	U.S.	CANADIAN	U.S.
	GAAP	GAAP	GAAP	GAAP
Sales	5,167	4,589	5,859	5,151
Operating expenses
Cost of sales	4,335	3,895	4,686	4,146
Selling, general and administrative	319	271	329	280
Amortization	385	358	398	371
Closure and restructuring costs	24	29	63	5
Impairment loss	201	201	—	—
Net gains on disposals of property, plant and equipment	(2)	(2)	(1)	(1)

	5,262	4,752	5,475	4,801

Operating profit (loss)	(95)	(163)	384	350
Financing expenses	169	110	192	172
Amortization of deferred gain	(4)	—	(5)	—
Share of joint ventures’ net earnings (7 & 9)	—	(15)	—	(35)
Derivative instruments loss (gain) (4 to 6)	—	(36)	—	(128)

	(260)	(222)	197	341
Income tax expense (recovery)	(67)	(67)	56	78

Earnings (loss) from continuing operations	(193)	(155)	141	263
Losses (gains) from discontinued operations net of income taxes (10)	—	(2)	—	45

Net earnings (loss)	(193)	(153)	141	218
Dividend requirements of preferred shares	2	2	1	1

Net earnings (loss) applicable to common shares	(195)	(155)	140	217

Earnings (loss) from continuing operations per common share (in dollars)
Basic	(0.86)	(0.69)	0.62	1.15
Diluted	(0.86)	(0.69)	0.61	1.15
Net earnings (loss) per common share (in dollars)
Basic	(0.86)	(0.68)	0.62	0.96
Diluted	(0.86)	(0.68)	0.61	0.95

     See section (e) for the reconciliation of the Consolidated earnings items.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 25. Reconciliation of canadian and united states generally accepted accounting principles (continued)

(b) BALANCE SHEET ADJUSTMENTS

The following table presents the Consolidated balance sheets under Canadian GAAP and U.S. GAAP:

		2004		2004		2003

	US$	US$	$	$	$	$
	(NOTE 4)	(NOTE 4)			RESTATED
					(NOTE 2)

	CANADIAN	U.S.	CANADIAN	U. S.	CANADIAN	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Current assets
Cash and cash equivalents	43	37	52	45	48	41
Receivables	194	127	233	152	197	109
Inventories	601	540	723	650	670	603
Prepaid expenses	10	8	12	10	22	20
Income and other taxes receivable	14	14	17	17	29	29
Future income taxes	72	72	87	87	60	60

	934	798	1,124	961	1,026	862
Property, plant and equipment	3,502	3,236	4,215	3,895	4,533	4,231
Goodwill	70	90	84	108	77	109
Investments in joint ventures (7)	—	233	—	281	—	274
Other assets	220	203	265	243	212	190

	4,726	4,560	5,688	5,488	5,848	5,666

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	18	4	22	5	19	8
Trade and other payables	543	484	654	582	652	565
Income and other taxes payable	27	23	32	28	28	27
Long-term debt due within one year	7	6	8	7	5	4

	595	517	716	622	704	604
Long-term debt	1,683	1,537	2,026	1,850	2,054	1,865
Future income taxes	463	423	557	509	562	502
Other liabilities and deferred credits	285	234	343	282	360	367
Shareholders’ equity
Preferred shares	33	33	39	39	42	42
Common shares	1,475	1,475	1,775	1,775	1,756	1,756
Contributed surplus	8	8	10	10	6	6
Retained earnings	342	481	412	580	509	711
Accumulated foreign currency translation adjustments	(158)	—	(190)	—	(145)	—
Accumulated other comprehensive income	—	(148)	—	(179)	—	(187)

	1,700	1,849	2,046	2,225	2,168	2,328

	4,726	4,560	5,688	5,488	5,848	5,666

     See section (f) for the reconciliation of the Consolidated balance sheets items.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

(c) DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

Significant differences between Canadian and U.S. GAAP are described below.

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

     Furthermore, under U.S. GAAP, an additional minimum pension liability is recorded for plans where the accumulated benefit obligation exceeds the fair value of plan assets. For these plans, an intangible asset is recorded up to the extent of unrecognized past service costs. The balance is recorded in “Other comprehensive income,” net of applicable income taxes. The concept of additional minimum liability does not exist under Canadian GAAP.

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

(3) Revenue stream hedge

In connection with the adoption of the Canadian accounting recommendations relating to the accounting for foreign currency translation, the Corporation elected to designate certain U.S. dollar denominated long-term debt as a hedge of its U.S. dollar revenue stream. Starting in the fourth quarter of 2004, these U.S. dollar denominated long-term debt are no longer designated as a hedge of future U.S. dollar revenue stream. The exchange gain deferred under Canadian GAAP was recorded to earnings under U.S. GAAP, as such designation is not possible under U.S. GAAP.

(4) Foreign currency hedging contracts

On January 1, 2004, Domtar adopted the Canadian accounting recommendations relating to hedging relationships for the foreign currency contracts. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied prospectively. For contracts initiated prior to that date, Domtar has elected not to designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and resulting unrealized gains and losses are recorded to earnings. Under Canadian GAAP, gains and losses related to these contracts are included in “Sales.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 25. Reconciliation of canadian and united states generally accepted accounting principles (continued)

(5) Commodity hedging contracts

On January 1, 2004, Domtar adopted the Canadian accounting recommendations relating to hedging relationships for the commodity contracts. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied prospectively. For contracts initiated prior to that date, Domtar has elected not to designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and the resulting unrealized gains and losses are recorded to earnings.

     Under Canadian GAAP, these commodity contracts are not designated for hedge accounting, except for the bunker oil and electricity contracts. Contracts that are not designated for hedge accounting are marked to market and the resulting gains and losses are recorded in earnings. Domtar has to account for these at fair value. The fair value is re-evaluated on a regular basis and a gain or loss is recorded in earnings. For contracts that are designated for hedge accounting, the realized gains and losses are included in “Sales” or “Cost of sales” as appropriate.

(6) Interest rate swap contracts

Under Canadian GAAP, unrealized gains and losses on interest rate swap contracts designated as hedges are not recognized in the consolidated financial statements. Under U.S. GAAP, certain interest rate swap contracts cannot be designated as a hedge and are marked to market. Therefore, any fluctuations of the fair value are recorded to earnings.

     In 2004, the Corporation terminated prior to maturity its interest rate swap contracts for net cash proceeds of $20 million (US$15 million). In 2002, the Corporation terminated prior to maturity its interest rate swap contracts for net cash proceeds of $40 million (US$26 million).

     Under Canadian GAAP, the net gain is deferred and recognized as a deduction of “Financing expenses” over the period of the interest rate payments initially designated as being hedged by these swaps. Furthermore, the Corporation had an unamortized deferred credit of nil (2003–$3 million; 2002 –$3 million) related to interest received under these contracts during the year. Under U.S. GAAP, there is no deferred amount as the fluctuations in the swaps’ market value and interest payments are recognized in earnings as they arise.

     For the year ended December 31, 2004, the amortization of the net deferred gain and related interest was $13 million under Canadian GAAP and nil under U.S. GAAP (2003–$7 million and nil, respectively; 2002–nil and nil, respectively).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

(7) Joint ventures

Interests in joint ventures are accounted for using the proportionate consolidation method for Canadian GAAP and using the equity method under U.S. GAAP. This difference does not affect “Net earnings” or “Shareholders’ equity.”

Furthermore, under Canadian GAAP, a portion of the gain on the contribution to Norampac is deferred and amortized. Under U.S. GAAP, this gain was fully recognized in earnings upon the formation of Norampac.

(8) Acquisition of E.B.Eddy

The E.B. Eddy acquisition has been accounted for under Canadian GAAP, which at the time differed from U.S. GAAP in the accounting for income taxes, pension benefits cost and accounting for business integration provisions.

(9) Formation of Norampac

On January 1, 2000, Domtar adopted the Canadian accounting recommendations for income taxes. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Accordingly, certain property, plant and equipment acquired at the formation of Norampac remained recorded at a lower value under Canadian GAAP.

(10) Losses (gains) from discontinued operations

On January 1, 2002, Domtar adopted SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” for reporting purposes under U.S. GAAP. SFAS 144 establishes an accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. Pursuant to SFAS 144, the permanent closure in 2002 of the St. Catharines, Ontario, paper mill and in 2003 of the wood products remanufacturing facility in Daveluyville, Quebec, and the hardwood lumber operations in Sault Ste. Marie, Ontario, qualify as discontinued operations. As indicated in Note 2, Domtar prospectively adopted the revised Canadian accounting recommendations for disposal of long-lived assets and discontinued operations applicable to disposal activities initiated on or after May 1, 2003. The recommendations harmonize Canadian GAAP with U.S. GAAP.

(11) Investment tax credits

Under U.S. GAAP, the income tax expense has been reduced in 2004 by $4 million (2003–$10 million; 2002–$16 million) for investment tax credits related to research and development expenses, which had been recognized as a reduction of “Cost of sales” under Canadian GAAP.

(12) Long-term debt discount

Under Canadian GAAP, long-term debt discount is presented in “Other assets” as a deferred charge. U.S. GAAP requires that long-term debt discount be reported as a direct reduction of the long-term debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 25. Reconciliation of canadian and united states generally accepted accounting principles (continued)

(13) Foreign currency translation adjustments

Under U.S. GAAP, foreign currency translation adjustments are included as a component of “Comprehensive income.” Under Canadian GAAP, the concept of comprehensive income does not exist and foreign currency translation adjustments are included as a component of “Shareholders’ equity.”

(14) Comprehensive income

U.S. GAAP requires the disclosure of “Comprehensive income” (section d)–iv)). The concept of comprehensive income does not exist under Canadian GAAP.

(15) Consolidated statement of cash flows

Under U.S. GAAP, the Consolidated statement of cash flows would not be significantly different from the presentation under Canadian GAAP, except that the joint ventures would be shown as an equity investment and not proportionately consolidated.

(d) SUPPLEMENTARY DISCLOSURES

i) Accounting changes

Variable interest entities

Effective January 1, 2004, Domtar adopted FIN 46 “Consolidation of Variable Interest Entities,” which requires that an enterprise holding a variable interest in a Variable Interest Entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if the enterprise is to absorb a majority of the VIE’s expected losses and/or receive a majority of its expected residual returns. This interpretation is effective for newly created or acquired VIEs after January 31, 2003. For VIEs existing prior to this date, the provisions of the interpretation are effective for reporting periods beginning after December 15, 2003. In December 2003, the FASB issued FIN 46R, which modifies the scope exceptions provided in FIN 46. Entities would be required to replace FIN 46 provisions with FIN 46R provisions to all newly created post-January 31, 2003 VIEs as of the end of the first period ending after March 15, 2004. There was no initial impact on the consolidated financial statements upon the adoption of this recommendation. The equivalent CICA Accounting Guideline No.15 “Consolidation of Variable Interest Entities” is effective for annual and interim periods beginning on or after November 1, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Asset retirement obligations

Effective January 1, 2003, Domtar adopted SFAS 143 “Accounting for Asset Retirement Obligations” for U.S. GAAP purposes only. SFAS 143 requires entities to record a liability at fair value when there is a legal obligation associated to the retirement of an asset in the period in which it is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted each year using a credit adjusted risk-free rate.

     On January 1, 2004, Domtar adopted retroactively with restatement of prior years the new CICA Handbook Section 3110 “Asset Retirement Obligations” (Note 2), which is analogous to SFAS 143.

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

     Prior to January 1, 2002, for U.S. GAAP purposes, Domtar had elected to measure stock-based compensation and other stock-based payments using the intrinsic value base method of accounting. In this instance, however, under SFAS 123, Domtar is required to make pro forma disclosures of net earnings, basic earnings per share and diluted earnings per share using the fair value method of accounting for stock-based compensation and other stock-based payments granted prior to January 1, 2002. Accordingly, Domtar’s net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share for the year ended December 31, 2004 would have been reduced, on a pro forma basis, by $1 million, nil per common share and nil per common share, respectively (2003–$2 million, $0.01 per common share and $0.01 per common share, respectively; 2002–$3 million, $0.01 per common share and $0.01 per common share, respectively) for stock-based compensation and other stock-based payments granted prior to January 1, 2002.

ii) Defined benefit pension plans

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,181 million, $1,068 million and $1,011 million, respectively, as at December 31, 2004 (2003–$1,107 million, $998 million and $890 million, respectively).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 25. Reconciliation of canadian and united states generally accepted accounting principles (continued)

iii) Inventories

Inventories under U.S. GAAP are comprised of the following:

	2004	2004	2003

	US$	$	$
	(note 4)
Work in process and finished goods	305	367	342
Raw materials	113	136	119
Operating and maintenance supplies	122	147	142

	540	650	603

iv) Comprehensive income and accumulated other comprehensive income

Under U.S. GAAP, Domtar is required to disclose certain information about comprehensive income. This information would be as follows:

COMPREHENSIVE INCOME	2004	2004	2003	2002

	US$	$	$	$
	(note 4)		restated
			(note 2)
Net earnings (loss) in accordance with U.S. GAAP	(63)	(76)	(153)	218
Other comprehensive income
Additional minimum liability of defined benefit pension plans, net of income taxes recovery of $16 million (2003 — expense of $3 million; 2002 — expense of $19 million) (section(c)(1) above)	22	27	(6)	(33)
Unrealized gains and losses on commodity hedging contracts	—	—	—	1
Unrealized gains and losses on foreign currency hedging contracts, net of income taxes of $13 million (2003 — nil; 2002 — nil)	22	26	—	—
Foreign currency translation adjustments	(37)	(45)	(147)	—

Comprehensive income	(56)	(68)	(306)	186

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

ACCUMULATED OTHER COMPREHENSIVE INCOME	2004	2004	2003	2002

	US$	$	$	$
	(note 4)		restated
			(note 2)
Additional minimum liability of defined benefit pension plans	(12)	(15)	(42)	(36)
Unrealized gains on foreign currency hedging contracts	22	26	—	—
Foreign currency translation adjustments	(158)	(190)	(145)	2

Accumulated other comprehensive income	(148)	(179)	(187)	(34)

v) Impact of accounting pronouncements not yet implemented

Inventory costs

In November 2004, FASB issued Statement 151 “Inventory Costs” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. Statement 151 also introduces the concept of “normal capacity” and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. Unallocated overhead must be recognized as an expense in the period in which it is incurred. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Domtar does not expect this standard to have a significant impact on the results of operations and financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 25. Reconciliation of canadian and united states generally accepted accounting principles (continued)

(e) RECONCILIATION OF THE CONSOLIDATED EARNINGS ITEMS FROM CANADIAN GAAP TO U.S. GAAP

	2004	2004	2003	2002

	US$	$	$	$
	(note 4)		restated
			(note 2)
Sales – Canadian GAAP	4,250	5,115	5,167	5,859
Discontinued operations (10)	—	—	(2)	(55)
Joint ventures (7)	(532)	(640)	(576)	(653)

Sales – U.S. GAAP	3,718	4,475	4,589	5,151

Cost of sales – Canadian GAAP	3,640	4,381	4,335	4,686
Pension plans cost (1)	1	1	5	8
Other employee future benefit plans cost (2)	(1)	(1)	—	—
Discontinued operations (10)	—	—	(5)	(63)
Investment tax credits (11)	3	4	10	16
Joint ventures (7)	(420)	(506)	(450)	(501)

Cost of sales – U.S. GAAP	3,223	3,879	3,895	4,146

Selling, general and administrative – Canadian GAAP	254	306	319	329
Discontinued operations (10)	—	—	1	(1)
Joint ventures (7)	(39)	(47)	(49)	(48)

Selling, general and administrative – U.S. GAAP	215	259	271	280

Amortization – Canadian GAAP	306	368	385	398
Acquisition of E.B. Eddy (8)	5	6	6	6
Discontinued operations (10)	—	—	—	(1)
Joint ventures (7)	(29)	(35)	(33)	(32)

Amortization – U.S. GAAP	282	339	358	371

Closure and restructuring costs – Canadian GAAP	40	48	24	63
Discontinued operations (10)	—	—	5	(58)

Closure and restructuring costs – U.S. GAAP	40	48	29	5

Financing expenses – Canadian GAAP	123	148	169	192
Revenue stream hedge (3)	(3)	(4)	(42)	(2)
Joint ventures (7)	(7)	(8)	(17)	(18)

Financing expenses – U.S. GAAP	113	136	110	172

Income tax expense (recovery) – Canadian GAAP	(43)	(52)	(67)	56
Tax effect of the adjustments	(10)	(11)	20	55
Investment tax credits (11)	(3)	(4)	(10)	(16)
Joint ventures (7)	(10)	(12)	(10)	(17)

Income tax expense (recovery) – U.S. GAAP	(66)	(79)	(67)	78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

(f) RECONCILIATION OF THE CONSOLIDATED BALANCE SHEETS ITEMS FROM CANADIAN GAAP TO U.S. GAAP

	2004	2004	2003

	US$	$	$
	(note 4)		restated
			(note 2)
Cash and cash equivalents — Canadian GAAP	43	52	48
Joint ventures (7)	(6)	(7)	(7)

Cash and cash equivalents — U.S. GAAP	37	45	41

Receivables — Canadian GAAP	194	233	197
Joint ventures (7)	(67)	(81)	(88)

Receivables — U.S. GAAP	127	152	109

Inventories — Canadian GAAP	601	723	670
Joint ventures (7)	(61)	(73)	(67)

Inventories — U.S. GAAP	540	650	603

Prepaid expenses — Canadian GAAP	10	12	22
Joint ventures (7)	(2)	(2)	(2)

Prepaid expenses — U.S. GAAP	8	10	20

Property, plant and equipment — Canadian GAAP	3,502	4,215	4,533
Acquisition of E.B. Eddy (8)	56	67	73
Formation of Norampac (9)	16	20	22
Joint ventures (7)	(338)	(407)	(397)

Property, plant and equipment — U.S. GAAP	3,236	3,895	4,231

Goodwill — Canadian GAAP	70	84	77
Acquisition of E.B. Eddy (8)	85	102	102
Joint ventures (7)	(65)	(78)	(70)

Goodwill — U.S. GAAP	90	108	109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 25. Reconciliation of canadian and united states generally accepted accounting principles (continued)

	2004	2004	2003

	US$	$	$
	(note 4)		restated
			(note 2)
Other assets – Canadian GAAP	220	265	212
Pension plans cost (1)	(64)	(78)	(80)
Intangible assets related to additional minimum liability (1)	27	32	68
Commodity hedging contracts (5)	(3)	(4)	3
Unrealized gains on foreign currency hedging contracts (4)	32	39	—
Long-term debt discount (12)	(9)	(11)	(13)

Other assets – U.S. GAAP	203	243	190

Bank indebtedness – Canadian GAAP	18	22	19
Joint ventures (7)	(14)	(17)	(11)

Bank indebtedness – U.S. GAAP	4	5	8

Trade and other payables – Canadian GAAP	543	654	652
Foreign currency hedging contracts (4)	2	2	(14)
Joint ventures (7)	(61)	(74)	(73)

Trade and other payables – U.S. GAAP	484	582	565

Income and other taxes payable – Canadian GAAP	27	32	28
Joint ventures (7)	(4)	(4)	(1)

Income and other taxes payable – U.S. GAAP	23	28	27

Long-term debt due within one year – Canadian GAAP	7	8	5
Joint ventures (7)	(1)	(1)	(1)

Long-term debt due within one year – U.S. GAAP	6	7	4

Long-term debt – Canadian GAAP	1,683	2,026	2,054
Long-term debt discount (12)	(9)	(11)	(13)
Joint ventures (7)	(137)	(165)	(176)

Long-term debt – U.S. GAAP	1,537	1,850	1,865

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

	2004	2004	2003

	US$	$	$
	(note 4)		restated
			(note 2)
Future income taxes – Canadian GAAP	463	557	562
Tax effect of the adjustments	28	34	16
Joint ventures (7)	(68)	(82)	(76)

Future income taxes – U.S. GAAP	423	509	502

Other liabilities and deferred credits – Canadian GAAP	285	343	360
Pension plans cost (1)	1	1	(2)
Additional minimum liability of defined benefit pension plans (1)	44	54	133
Other employee future benefit plans cost (2)	15	18	19
Revenue stream hedge (3)	(40)	(48)	(44)
Interest rate swap contracts (6)	(19)	(23)	(36)
Deferred gain on contribution of net assets to Norampac (7)	(32)	(39)	(44)
Joint ventures (7)	(20)	(24)	(19)

Other liabilities and deferred credits – U.S. GAAP	234	282	367

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

note 25. Reconciliation of canadian and united states generally accepted accounting principles (continued)

	2004	2004	2003

	US$	$	$
	(note 4)		restated
			(note 2)
Retained earnings – Canadian GAAP	342	412	509
Pension plans cost (1)	(45)	(54)	(53)
Other employee future benefit plans cost (2)	(11)	(13)	(14)
Revenue stream hedge (3)	26	32	29
Foreign currency hedging contracts (4)	(2)	(3)	8
Commodity hedging contracts (5)	(2)	(3)	2
Interest rate swap contracts (6)	12	15	25
Deferred gain on contribution of net assets to Norampac (7)	21	26	31
Acquisition of E.B. Eddy (8)	123	148	152
Formation of Norampac (9)	17	20	22

Retained earnings – U.S. GAAP	481	580	711

Accumulated foreign currency translation adjustments – Canadian GAAP	(158)	(190)	(145)
Additional minimum liability of defined benefit pension plans (1)	(12)	(15)	(42)
Unrealized gains on foreign currency hedging contracts (4)	22	26	—

Accumulated other comprehensive income – U.S. GAAP	(148)	(179)	(187)

note 26.

Comparative figures

To conform with the basis of presentation adopted in the current year, certain figures previously reported have been reclassified.

SUPPLEMENTARY INFORMATION (UNAUDITED)

Economic value added (eva®)

In addition to using ROE as an important financial metric, Domtar uses EVA® to ensure that its decision-making processes are aligned with the objective of increasing shareholder value. EVA® is used at Domtar to measure performance and evaluate investment decisions.

     EVA® is positive when a corporation’s net after-tax operating profit exceeds a capital charge representing the return expected by the providers of the corporation’s capital. Domtar reviews its cost of capital periodically, based on changes in financial markets.

     Domtar’s EVA® for 2004 is negative $389 million and was impacted by the sharp decline in the average value of the U.S. dollar when compared to the Canadian dollar, high costs, particularly for purchased wood and freight, and countervailing and antidumping duties on exports of softwood lumber to the United States.

     In 2005, in order to increase its competitiveness and counteract the impact of difficult market conditions, Domtar will focus on delivering targeted savings of $100 million through cost reduction initiatives. In addition, it will continue to review the viability of its Canadian operations and optimize the use of its assets through initiatives aimed at improving its value proposition to customers. Domtar remains committed to creating long-term shareholder value and will continue to exercise financial discipline, especially with respect to capital management.

     EVA® is a registered trademark of Stern Stewart & Co.

COMMON STOCK PRICES

Quarterly share prices for the common shares of Domtar during 2004 and 2003 were as follows:

	1st	2nd	3rd	4th

	$	$	$	$
market price - 2004
Toronto Stock Exchange
High	16.84	17.95	17.50	16.02
Low	14.45	15.11	15.02	13.65
New York
Stock Exchange (US$)
High	13.00	13.28	13.25	12.71
Low	10.84	10.90	11.71	11.36

market price - 2003
Toronto Stock Exchange
High	17.01	16.10	16.70	16.42
Low	14.43	14.02	14.15	14.10
New York
Stock Exchange (US$)
High	11.18	11.54	12.34	12.55
Low	9.85	9.79	10.18	10.79

HISTORICAL SUMMARY

December 31	2004	2003

(In millions of Canadian dollars, unless otherwise noted)	$	$
OPERATIONS
Sales (1)	5,115	5,167
Operating expenses (1)	5,049	5,041

Operating profit excluding specified items	66	126
Specified items and other expenses
Specified items affecting the operating profit (2)	17	221
Financing expenses	148	169
Premium and write-off on early redemption of long-term debt	—	—
Gain on contribution to Norampac, including amortization of deferred gain	(5)	(4)
Income tax expense (recovery)	(52)	(67)
Non-controlling interest	—	—

Earnings (loss) from continuing operations	(42)	(193)
Discontinued operations, net of income taxes	—	—

Net earnings (loss)	(42)	(193)

FINANCIAL POSITION
Assets
Cash, short-term investments and deposits	52	48
Other current assets	1,072	978
Property, plant and equipment	4,215	4,533
Goodwill	84	77
Other assets	265	212

Total assets	5,688	5,848

Liabilities and shareholders’ equity
Current liabilities	716	704
Long-term debt	2,026	2,054
Future income taxes	557	562
Other liabilities and deferred credits and non-controlling interest	343	360
Equity element of convertible debentures	—	—
Preferred shares	39	42
Common shareholders’ equity	2,007	2,126

Total liabilities and shareholders’ equity	5,688	5,848

(1)	All data have been restated to reflect the reclassification of delivery costs as well as countervailing and antidumping duties on exports of softwood lumber to the United States from “Sales” to “Cost of sales.”

(2)	For the 2004, 2003 and 2002 figures, see “Specified items affecting results and non-GAAP measures” in “Managements’ Discussion and Analysis .”

HISTORICAL SUMMARY

2002	2001	2000	1999	1998	1997	1996	1995	1994

$	$	$	$	$	$	$	$	$
5,859	4,636	3,813	3,271	2,486	2,065	2,100	2,309	1,596
5,412	4,323	3,337	2,892	2,286	2,009	1,991	1,800	1,469

447	313	476	379	200	56	109	509	127

63	—	—	—	—	—	35	—	(27)
192	167	119	76	123	65	32	87	156

—	—	—	—	—	—	127	—	—
(5)	(5)	(5)	(5)	(5)	(25)	—	—	—
56	11	100	123	31	3	(23)	153	2
—	—	—	(1)	(2)	(2)	(1)	6	—

141	140	262	186	53	15	(61)	263	(4)
—	—	—	—	—	—	184	65	67

141	140	262	186	53	15	123	328	63

38	36	29	3	9	283	44	286	319
1,138	1,132	999	843	788	567	593	710	575
5,387	5,612	3,002	2,978	3,010	1,964	1,992	2,086	1,809
79	62	65	65	66	65	20	21	14
205	213	140	116	108	66	58	46	52

6,847	7,055	4,235	4,005	3,981	2,945	2,707	3,149	2,769

854	810	629	604	683	397	396	416	367
2,444	2,883	984	1,041	1,158	863	635	1,082	1,220
625	528	559	371	252	206	209	225	72
370	408	254	207	232	189	156	175	183
—	—	—	—	—	—	—	99	93
44	48	51	54	87	100	103	216	219
2,510	2,378	1,758	1,728	1,569	1,190	1,208	936	615

6,847	7,055	4,235	4,005	3,981	2,945	2,707	3,149	2,769

HISTORICAL SUMMARY (CONTINUED)

December 31	2004	2003

(In millions of Canadian dollars, unless otherwise noted)	$	$
cash flows
Operating
Cash flows provided from operating activities	122	348
Investing
Net additions to property, plant and equipment	(163)	(225)
Acquisition of businesses	(19)	(11)
Net consideration received upon contribution to Norampac	—	—
Net proceeds from business divestitures	—	—
Other	(1)	(2)
Financing
Dividend payments	(56)	(45)
Long-term debt and equity financing	21	632
Change in bank indebtedness	5	(4)
Change in revolving bank credit	105	22
Redemption, repayments and other	(11)	(701)

Net increase (decrease) in cash and cash equivalents	3	14

other data
Per common share
Earnings (loss) from continuing operations (3)	(0.19)	(0.86)
Net earnings (loss) (3) (4)	(0.19)	(0.86)
Cash dividends declared	0.24	0.22
Year-end book value	8.75	9.34
Market price
Toronto Stock Exchange
High	17.95	17.01
Low	13.65	14.02

Ratios
Return on common shareholders’ equity (4) (5)	(2)%	(8)%
Net debt-to-total-capitalization ratio (6)	49:51	48:52

Other statistics
Number of common shareholders	5,270	5,477
Number of preferred shareholders	184	207
Common shares outstanding (millions)	230.2	228.9
Number of employees (7)	10,600	11,000
Salaries, wages and benefits (7)	877	935

(3)	The 1997 results include the after-tax impact of the gain on contribution to Norampac of $0.11 per share. The 1996 and 1994 results include the after-tax impact of specified items of $(0.17) and $0.11 per share, respectively.

(4)	The 1997 figures exclude a non-recurring $17 million after-tax gain realized on the contribution of Domtar’s packaging net assets to Norampac. The 1996 figures exclude non-recurring items related to the divestitures of the Gypsum and Decorative Panels divisions, a charge related to the refinancing program completed during the year and a charge principally related to asset write-downs.

(5)	Ratio of net earnings, after dividend payments on preferred shares, to total average common shareholders’ equity.

(6)	Ratio of long-term debt and bank indebtedness, net of cash, short-term investments and short-term deposits held in trust to total capitalization.

HISTORICAL SUMMARY (CONTINUED)

2002	2001	2000	1999	1998	1997	1996	1995	1994

$	$	$	$	$	$	$	$	$
677	727	587	326	248	125	172	520	166

(223)	(280)	(248)	(206)	(206)	(153)	(351)	(361)	(212)
(27)	(2 616)	(22)	(9)	(456)	—	—	(88)	—
—	—	—	—	—	285	—	—	—
—	—	—	—	—	—	604	—	297
6	(5)	(12)	28	(1)	7	(19)	233	(249)

(33)	(28)	(28)	(28)	(25)	(23)	(17)	(5)	(3)
16	4 289	—	5	676	—	360	4	3
(25)	(2)	(1)	17	(4)	15	(12)	10	16
9	(196)	(163)	198	3	—	—	(89)	(21)
(398)	(1 882)	(87)	(337)	(509)	(17)	(979)	(31)	(16)

2	7	26	(6)	(274)	239	(242)	193	(19)

0.62	0.72	1.42	1.00	0.31	0.09	(0.50)	1.99	(0.08)
0.62	0.72	1.42	1.00	0.31	0.09	0.87	2.50	0.45
0.14	0.14	0.14	0.14	0.14	0.14	0.14	—	—
11.02	10.51	9.75	9.39	8.56	7.96	8.03	7.32	4.83

17.80	16.46	22.00	18.75	12.70	13.50	12.70	14.75	10.13
13.83	11.00	9.90	8.60	6.80	8.85	9.00	9.25	6.50

6%	7%	15%	11%	4%	1%	11%	41%	10%
49:51	55:45	37:63	38:62	43:57	33:67	32:68	40:60	50:50

5,589	5,773	6,034	6,477	7,076	7,254	8,732	9,347	10,303
236	273	301	351	390	418	485	555	624
227.7	226.2	180.4	184.1	183.4	149.5	150.4	127.8	127.4
12,000	12,500	9,155	8,232	7,946	7,300	7,574	9,503	8,985
1 056	821	611	544	414	461	462	550	551

(7) All data subsequent to 1997 exclude Norampac. All data prior to 1998 include 100% of Domtar’s packaging division, although it was contributed to Norampac on December 30, 1997.

The 1998 data for salaries, wages and benefits includes only five months of E.B. Eddy, whereas the data for number of employees includes all employees of E.B. Eddy as at December 31, 1998.

The 2000 data for salaries, wages and benefits includes only five months of RIS Paper, whereas the data for number of employees includes all employees of RIS Paper as at December 31, 2000.

The 2001 data for salaries, wages and benefits includes only five months of the four integrated pulp and paper mills acquired from Georgia-Pacific Corporation, whereas the data for number of employees includes all employees of the four integrated pulp and paper mills acquired from Georgia-Pacific Corporation as at December 31, 2001.

AUDIT COMMITTEE

The Audit Committee is composed entirely of directors who are “independent,” as such term is defined in the listing standards of the New York Stock Exchange. All members of the Audit Committee are financially literate and there are two “audit committee financial experts”. In considering criteria for the determination of financial literacy, the Board considers the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Domtar’s financial statements. In determining who the “audit committee financial experts” are, the Board and the Audit Committee have considered the attributes described in Item 401(h) of Regulation S-K of the Securities and Exchange Commission. The “audit committee financial experts” are Messrs. Louis P. Gignac and Claude R. Lamoureux. The other members of the Audit Committee are Jacques Laurent and Gilles Ouimet.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

AUDIT FEES

Fees paid to PricewaterhouseCoopers LLP in 2003 for completion of the 2003 audit of the consolidated financial statements amounted to $1,368,000.

Fees paid to PricewaterhouseCoopers LLP in 2004 for completion of the 2004 audit of the consolidated financial statements amounted to $1,178,000.

AUDIT-RELATED FEES

Fees paid to PricewaterhouseCoopers LLP in 2003 for services related to the 2003 audit of the consolidated financial statements amounted to $422,000.

Fees paid to PricewaterhouseCoopers LLP in 2004 for services related to the 2004 audit of the consolidated financial statements amounted to $341,000.

ALL OTHER FEES

Fees paid to PricewaterhouseCoopers LLP in 2003 for professional non-audit services amounted to $74,000.

Fees paid to PricewaterhouseCoopers LLP in 2004 for professional non-audit services amounted to $88,000.

AUDIT AND NON-AUDIT SERVICES PRE-APPROVAL POLICY

The Audit Committee of the Board of Directors of the Corporation adopted in April 2003 the Audit and Non-Audit Services Pre-Approval Policy that may be found on our web site at www.domtar.com/corporate_section/. All the fees indicated above were approved in accordance with the Audit and Non-Audit Services Pre-Approval policy.

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

Registrant:	Domtar Inc.

By:	/s/ Razvan L. Theodoru

Razvan L. Theodoru
Corporate Secretary

Date:	March 24, 2005