Form 40-F
period 2005-12-31
DOMTAR INC /CANADA
filed 2006-03-27
CIK 819817

Form 40-F
DISCLOSURE CONTROLS AND PROCEDURES
AUDIT COMMITTEE
CODE OF ETHICS
PRINCIPAL ACCOUNTING FEES AND SERVICES
AUDIT FEES
AUDIT-RELATED FEES
INCOME TAX RETURN SERVICES FEES
ALL OTHER FEES
AUDIT AND NON-AUDIT SERVICES PRE-APPROVAL POLICY
UNDERTAKING
SIGNATURES
Consent of Independent Auditors
CEO 302 Certification
CFO 302 Certification
CEO 906 Certification
CFO 906 Certification

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission File Number 9682

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
8.75% Notes due 2006, 7.875% Notes due 2011, 5.375% Notes due 2013,
7.125% Notes due 2015 and 9 1/2% Debentures due 2016

(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information form	☑ Audited annual financial statements
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Common Shares — 230,967,488 shares

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

FORWARD-LOOKING STATEMENTS
This annual report on Form 40-F may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate”, “believe”, “expect”, “intend”, “aim”, “target”, “plan”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, the ability to integrate acquired businesses into existing operations, the ability to realize anticipated cost savings, the performance of manufacturing operations, and other factors referenced herein and in Domtar’s continuous disclosure filings. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements contained in this annual report on Form 40-F are based upon what management believes to be reasonable estimates and assumptions, Domtar cannot ensure that actual results will not be materially different from those expressed or implied by these forward-looking statements. Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risk Factors” as well as those discussed elsewhere in this annual report on Form 40-F.

Form 40-F
Domtar Inc.
March 27, 2006

Disclosure Controls and Procedures;
Management’s Discussion and Analysis of Annual Results of Operations;
Management’s statement of responsibility and Auditors’ report;
Audited consolidated financial statements of Domtar Inc. as at and for the year ended December 31, 2005;
Audit Committee;
Code of Ethics;
Principal Accountant fees and services;

Exhibits

1.0	Consent of Independent Auditors
2.1	CEO 302 Certification
2.2	CFO 302 Certification
3.1	CEO 906 Certification
3.2	CFO 906 Certification

DISCLOSURE CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
In accordance with the rules of the Securities and Exchange Commission, Domtar maintains a system of disclosure controls and procedures that is designed to ensure that information required to be disclosed by Domtar in the reports that it files or submits pursuant to the Securities Exchange Act of 1934 is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Domtar’s management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of these disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, Domtar’s Chief Executive Officer and Chief Financial Officer concluded that Domtar’s system of disclosure controls and procedures is effective.
Change in Internal Controls over Financial Reporting
Domtar maintains a system of internal controls over financial reporting. There were no changes in Domtar’s internal controls that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, Domtar’s internal control over financial reporting.

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
MD&A
Montreal, Quebec, February 22, 2006
Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of Domtar’s operations. Throughout this MD&A, unless otherwise specified, “Domtar,” “we,” “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and “the Corporation” refers to Domtar Inc. excluding its interest in Norampac Inc. (“Norampac”) and other joint ventures. Domtar’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles (GAAP). This MD&A should be read in conjunction with Domtar’s audited consolidated financial statements and notes thereto.
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
FORWARD-LOOKING STATEMENTS
This MD&A may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “aim,” “target,” “plan,” “continue,” “estimate,” “may,” “will,” “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, the ability to integrate acquired businesses into existing operations, the ability to realize anticipated cost savings, the performance of manufacturing operations, and other factors referenced herein and in Domtar’s continuous disclosure filings. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable estimates and assumptions, Domtar cannot ensure that actual results will not be materially different from those expressed or implied by these forward-looking statements. Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risk Factors” as well as those discussed elsewhere in this MD&A.

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
2005 Overview
Our 2005 results were negatively impacted by the continued strengthening of the Canadian dollar and higher costs, especially for purchased fiber, chemicals, energy and freight. This was only partially offset by higher U.S. dollar selling prices for most of our products. In order to preserve cash, reduce our cost base and return the Company to profitability as quickly as possible, we announced in October 2005 the suspension of our common share dividend, and in November 2005, a restructuring plan which included the permanent closures of mills and paper machines and which entailed a charge of approximately $400 million in the fourth quarter. We anticipate that additional costs related to this restructuring plan of approximately $80 million will occur over the next few years.
     Despite all the challenges encountered, we achieved our goal of delivering annualized targeted savings of $100 million by the end of 2005, mainly due to headcount reductions. We also improved our product offering by broadening our range of Domtar Earth Choice® environmental FSC papers and by completing the transition, in all of our mills, to the production of the new 92 bright standard for our paper products.
Our Business
Domtar’s reporting segments correspond
to the following business activities: Papers,
Paper Merchants, Wood and Packaging.
1 Including sales of Domtar paper through our Paper Merchants business.
2 Excluding sales of Domtar paper.

SALES BY SEGMENT
— 2005 —
PAPERS
We are the third largest integrated manufacturer and marketer of uncoated free sheet paper in North America. We operate four pulp and paper facilities in Canada (reflecting the announced permanent closure of the Cornwall and Ottawa mills and the decision to sell the Vancouver mill) and five in the United States, with an annual paper production capacity of approximately 2.3 million tons, complemented by strategically located warehouses and sales offices. Approximately 65% of our paper production capacity is located in the United States, and approximately 90% of our paper sales are made to customers in the United States. Uncoated and coated free sheet papers are used for business, commercial printing and publication, and technical and specialty applications. The chart on the next page illustrates the principal paper products we produce and our annual paper production capacity.
     We sell paper primarily through a large network of owned and independent merchants that distribute our paper products throughout North America. We also sell our products to a variety of customers, including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. We also purchase pulp to optimize paper production and reduce freight costs. In 2005, our net market pulp position (the amount of pulp produced in excess of our internal requirements) was approximately 554,000 tons. In 2006, our net market pulp position is expected to be approximately 950,000 tons as a result of the announced paper mill closures.
     Our Papers business is our most important segment, representing 55% of consolidated sales in 2005, or 61% when including sales of Domtar paper through our own Paper Merchants business.

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report

			COMMERCIAL PRINTING			TECHNICAL AND
CATEGORY	BUSINESS PAPERS		AND PUBLICATION PAPERS			SPECIALTY PAPERS
	UNCOATED				COATED	UNCOATED AND
TYPE	FREESHEET				FREESHEET	COATED FREESHEET

GRADE	Copy	Premium imaging/technology papers	Offset Business converting	Lightweight Opaques Text, covered writing	Lightweight	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables

APPLICATION	Photocopies Office documents Presentations		Pamphlets Brochures Direct Mail Commercial printing Forms & envelopes	Stationery Brochures Annual reports Books Catalogs	Brochures Annual reports Books Magazines Catalogs	Food & candy wrappings Surgical growns Repositionable note pads Security check papers

CAPACITY *	As at February 22, 2006:		approximately 2.3 million tons

	0.8 million tons 36%	0.1 million tons 4%	0.7 million tons 28%	0.2 million tons 11%	0.1 million tons 5%	0.4 million tons 16%

*	The allocation of production capacity may vary from period to period in order to take advantage of market conditions. On November 30, 2005, we announced our decision to permanently close the Cornwall and Ottawa paper mills and our decision to sell the Vancouver paper mill. These permanent closures and sale, impacting 450,000 tons of paper, have been assumed to be effective as at January 1, 2006 and have been reflected in the above capacity.
PAPER MERCHANTS
Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by Domtar and other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Domtar-owned paper merchants operate in the United States and Canada under a single banner and umbrella name, the Domtar Distribution Group, which is the fifth largest paper merchant organization in North America. Ris Paper operates throughout the Northeast, Mid-Atlantic and Midwest areas from 20 locations in the United States, including 16 distribution centers. The Canadian business operates as Buntin Reid in three locations in Ontario; JBR/La Maison du Papier in two locations in Quebec; and The Paper House from two locations in Atlantic Canada. Our Paper Merchants business represented 21% of consolidated sales in 2005, or 15% when excluding sales of Domtar paper.
WOOD
Our Wood business comprises the manufacturing, marketing and distribution of lumber and wood-based value-added products, and the management of forest resources. We operate eight sawmills (four in Quebec and four in Ontario, following the permanent closure of the Chapleau, Ontario sawmill effective March 6, 2005 and the permanent closure of Grand-Remous and Malartic sawmills effective in the second quarter of 2006) and one remanufacturing facility (in Quebec), for an annual capacity of approximately 1.1 billion board feet of lumber. We also have investments in four businesses that produce wood products. We seek to optimize 17 million acres of forestland directly licensed or owned by the Corporation in Canada and the United States through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 11% of consolidated sales in 2005.
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
     Norampac’s network of 26 corrugated packaging plants (reflecting the closure of the Concord plant in March 2005, the Buffalo plant in August 2005, the expected closure of the

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
Montreal plant in the second quarter of 2006 and the acquisition of three corrugated packaging plants in October 2005), strategically located across Canada and the United States, provides full-service packaging solutions and produces a broad range of products. Norampac’s eight containerboard mills (located in Ontario, Quebec, British Columbia, New York State and northern France), having a combined annual capacity of approximately 1.45 million tons, directly or indirectly supply essentially all the containerboard requirements of the corrugated packaging plants. Our Packaging business represented 13% of consolidated sales in 2005.
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
Our business strategies are to continue to:
–	anticipate and meet the needs of our customers in order to enhance customer loyalty

–	improve the productivity of our mills and the quality of our products and services

–	broaden our distribution capabilities

–	grow through acquisitions and alliances within our areas of expertise

–	maintain strict financial discipline

–	foster the personal growth and participation of employees

–	act as a responsible corporate citizen.
Summary of Financial Results
FINANCIAL HIGHLIGHTS YEARS ENDED DECEMBER 31

	2005		2004	2003

(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
Sales		4,966	5,115	5,167
EBITDA[1]		224	428	514
Excluding specified items[2]		351	434	511
Operating profit (loss)[1]		(463)	49	(95)
Excluding specified items[2]		(24)	66	126
Net loss		(388)	(42)	(193)
Excluding specified items[2]		(86)	(33)	(10)
Net loss per share (in dollars):
Basic		(1.69)	(0.19)	(0.86)
Basic, excluding specified items[2]		(0.37)	(0.15)	(0.05)
Diluted		(1.69)	(0.19)	(0.86)
Operating profit (loss), excluding specified items, per segment[2]:
Papers		(74)	(7)	126
Paper Merchants		16	21	20
Wood		(3)	(13)	(66)
Packaging		30	52	48
Corporate		7	13	(2)

Total		(24)	66	126
Average exchange rates	CAN $	1.211	1.301	1.401
	US $	0.826	0.769	0.714
Dividends per share (in dollars):
Series A Preferred Shares		2.25	2.25	2.25
Series B Preferred Shares		0.78	0.73	0.86
Common shares		0.18	0.24	0.22
Total assets		5,192	5,681	5,848
Total long-term debt, including current portion		2,259	2,034	2,059

[1]	EBITDA (Earnings Before Interest (Financing expenses), Taxes and Amortization) is a non-GAAP measure and is determined by adding back amortization expense, including portions related to specified items (impairment losses and write-downs), financing expenses and income taxes to net earnings (see “EBITDA” table). Operating profit is also a non-GAAP measure that is determined by deducting cost of sales, selling, general and administrative expenses (SG&A), amortization expense and closure and restructuring costs from sales. We focus on EBITDA and operating profit as these measures enable us to compare our results between periods without regard to debt service or income taxes (for operating profit) and without regard to amortization (for EBITDA). As such, we believe it would be useful for investors and other users to be aware of these measures so they can better assess our performance. Our EBITDA and operating profit measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

[2]	See “Specified items affecting results and non-GAAP measures.”

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
SPECIFIED ITEMS AFFECTING RESULTS AND NON-GAAP MEASURES
Our operating results include specified items that, in our view, do not typify normal operating activities, thus affecting the comparability of our results. We define specified items as items such as the impacts of impairment of assets, facility or machine closures, changes in income tax legislation, debt restructuring, unrealized mark-to-market gains or losses on hedging contracts not considered as hedges for accounting purposes, foreign exchange impact on long-term debt translation and other items that, in our view, do not typify normal operating activities.
     To measure our performance and that of our business segments from period to period without regard to variations caused by these specified items, we focus on certain measures excluding specified items. These financial measures excluding specified items are non-GAAP measures. We believe that it is useful for investors and other users to be aware of the specified items that positively or adversely impacted our GAAP results, and that these non-GAAP measures provide investors and other users with a measure of performance to compare our results between periods without regard to these specified items. Measures excluding specified items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation. The following tables reconcile these measures excluding specified items to their closest GAAP financial measures.
SPECIFIED ITEMS Years ended December 31

				2005				2004				2003
(IN MILLIONS OF		OPER-		NET LOSS		OPER-		NET LOSS		OPERATING		NET LOSS
CANADIAN DOLLARS,		ATING	NET	PER SHARE		ATING	NET	PER SHARE		PROFIT	NET	PER SHARE
UNLESS OTHERWISE NOTED)	EBITDA	LOSS	LOSS	(IN DOLLARS)	EBITDA	PROFIT	LOSS	(IN DOLLARS)	EBITDA	(LOSS)	LOSS	(IN DOLLARS)

As per GAAP*	224	(463)	(388)	(1.69)	428	49	(42)	(0.19)	514	(95)	(193)	(0.86)
Specified items
Sales of property, plant and equipment (i)	(7)	(7)	(6)		(33)	(33)	(21)		—	—	—	—
Closure and restructuring costs (ii)	121	433	285		37	48	33		1	24	16
Unrealized mark-to- market gains or losses(iii)	3	3	2		2	2	1		(6)	(6)	(4)
Foreign exchange gains or losses on long-term debt(iv)	—	—	(4)		—	—	(4)		—	—	(8)
Income tax legislation									—	—
changes(v)	—	—	9		—	—	—		—	—	31

Legal settlement(vi)	13	13	13		—	—	—		—	—

Refinancing costs (vii)	—	—	5		—	—	—		—	—	12
Impairment of assets (viii)	—	—	—		—	—	—		—	201	135
Write-off of deferred costs (ix)	—	—	—		—	—	—		2	2	1
Insurance recoveries (x)	(3)	(3)	(2)		—	—	—		—	—	—

	127	439	302	1.32	6	17	9	0.04	(3)	221	183	0.81

Excluding specified items	351	(24)	(86)	(0.37)	434	66	(33)	(0.15)	511	126	(10)	(0.05)

*	Except for EBITDA and operating profit (loss), which are non-GAAP measures.

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
SPECIFIED ITEMS three months ended December 31

				2005				2004				2003
(IN MILLIONS OF		OPER-		NET LOSS		OPER-		NET LOSS		OPER-		NET LOSS
CANADIAN DOLLARS,		ATING	NET	PER SHARE		ATING	NET	PER SHARE		ATING	NET	PER SHARE
UNLESS OTHERWISE NOTED)	E(L)BITDA	LOSS	LOSS	IN DOLLARS)	EBITDA	LOSS	LOSS	(IN DOLLARS)	EBITDA	LOSS	LOSS	IN DOLLARS)

As per GAAP*	(77)	(478)	(348)	(1.51)	90	(12)	(26)	(0.11)	55	(265)	(231)	(1.01)
Specified items
Sales of property, plant and equipment(i)	—	—	—		(29)	(29)	(17)		—	—	—
Closure and restructuring costs (ii)	99	402	265		29	40	27		6	29	19
Unrealized mark-to- market gains or losses (iii)	3	3	2		(1)	(1)	(1)		—	—	—
Foreign exchange gains or losses on long-term debt (iv)	—	—	—		—	—	(3)		—	—	(3)
Income tax legislation changes (v)	—	—	9		—	—	—		—	—	31
Legal settlement (vi)	13	13	13		—	—	—		—	—	—
Refinancing costs (vii)	—	—	—		—	—	—		—		5
Impairment of assets (viii)	—	—	—		—	—	—		—	201	135
Write-off of deferred costs (ix)	—	—	—		—	—	—		2	2	1

	115	418	289	1.26	(1)	10	6	0.02	8	232	188	0.82

Excluding specified items	38	(60)	(59)	(0.25)	89	(2)	(20)	(0.09)	63	(33)	(43)	(0.19)

*	Except for EBITDA and operating profit (loss), which are non-GAAP measures.
(i)	Our results reflect gains or losses on sales of property, plant and equipment. These gains or losses are presented under “Net gains on disposals of property, plant and equipment” in the financial statements.

(ii)	Our results reflect closure and restructuring charges. These charges are presented under “Closure and restructuring costs” in the financial statements. See “Closure and restructuring costs” for further information.

(iii)	Our results include unrealized mark-to-market gains or losses on commodity swap contracts and foreign exchange contracts not considered as hedges for accounting purposes. Such gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

(iv)	Our results include foreign exchange gains or losses on the translation of a portion of our long-term debt. Such gains or losses are presented under “Financing expenses” in the financial statements.

(v)	Our results include charges related to modifications to the income tax legislation. These charges are presented under “Income tax recovery” in the financial statements.

(vi)	Our results include a charge related to a legal settlement. This charge is presented under “Selling, general and administrative” expenses in the financial statements.

(vii)	Our results include refinancing expenses. These refinancing expenses are presented under “Financing expenses” in the financial statements.

(viii)	Our results include an impairment loss on the net book value of property, plant and equipment. This loss is presented under “Impairment loss” in the financial statements.

(ix)	Our results include write-offs of deferred costs. These costs are presented under “Selling, general and administrative” expense in the financial statements.

(x)	Our results include insurance recoveries. These recoveries are presented under “Selling, general and administrative” expenses in the financial statements.

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
2005 vs 2004 Annual Overview
SALES OF $5 BILLION
Sales in 2005 amounted to $4,966 million, a decrease of $149 million or 3% from sales of $5,115 million in 2004. This decrease was mainly attributable to the negative impact of a 7% rise in the year-over-year average value of the Canadian dollar relative to the U.S. dollar (from $0.769 to $0.826) and, to a lesser extent, to lower shipments for pulp and paper. These factors were partially offset by higher average selling prices for all of our major products and higher shipments for lumber and packaging products.
OPERATING LOSS OF $463 MILLION
Cost of sales decreased by $48 million or 1% in 2005 compared to 2004. This decrease was mainly attributable to the positive impact of a stronger Canadian dollar on our U.S. dollar denominated expenses, lower shipments for pulp and paper, the realization of savings stemming from restructuring activities and lower duties on our softwood lumber exports to the U.S. These factors were partially offset by higher costs for purchased fiber, chemicals, energy and freight, and higher shipments for lumber and packaging products.
     Selling, general and administrative (SG&A) expenses decreased by $14 million or 5% in 2005 compared to 2004. SG&A in 2005 included unrealized mark-to-market losses on financial instruments of $3 million, a charge of $12.5 million related to a legal settlement with regards to an investigation by the Canadian Competition Bureau and insurance recoveries of $3 million, while SG&A in 2004 included unrealized mark-to- market losses of $2 million. When excluding these specified items, SG&A decreased by $25 million or 8% compared to 2004. This decrease was mainly attributable to the realization of savings stemming from restructuring activities.
     Operating loss in 2005 amounted to $463 million compared to an operating profit of $49 million in 2004. Excluding specified items, operating loss totaled $24 million in 2005 compared to an operating profit of $66 million in 2004. The $90 million decrease in operating profit excluding specified items was largely attributable to the $124 million negative impact of a stronger Canadian dollar (net of the positive effect of our hedging program), higher costs for purchased fiber, chemicals, energy and freight, and lower shipments for pulp and paper. These factors were partially offset by higher average selling prices for all of our major products, the realization of savings stemming from restructuring activities, higher shipments for lumber and packaging products, and lower duties on our softwood lumber exports to the U.S.
VARIANCE ANALYSIS — 2005 vs 2004

(IN MILLIONS OF CANADIAN DOLLARS)
2004 operating profit, excluding specified items	66
Selling prices	162
Foreign exchange (net of hedging programs)	(124)
Purchased fiber and chemical costs	(53)
Energy costs	(46)
Freight costs	(39)
Shipments and mix	(12)
Softwood lumber duties	15
Other costs	7

2005 operating loss, excluding specified items	(24)

SALES
IN MILLIONS OF CAN$

OPERATING PROFIT (LOSS)
IN MILLIONS OF CAN$, EXCLUDING SPECIFIED ITEMS

EBITDA
IN MILLIONS OF CAN$, EXCLUDING SPECIFIED ITEMS

NET LOSS
IN MILLIONS OF CAN$, EXCLUDING SPECIFIED ITEMS

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
EBITDA for the fourth quarter of 2005 compared to the fourth quarter of 2004 and 2003, as well as for the year 2005 compared to 2004 and 2003, was as follows:

		THREE MONTHS ENDED DEC. 31			YEARS ENDED DEC. 31
EBITDA	2005	2004	2003	2005	2004	2003
(IN MILLIONS OF CANADIAN DOLLARS)
Net loss	(348)	(26)	(231)	(388)	(42)	(193)
Income tax recovery	(170)	(20)	(73)	(225)	(52)	(67)
Financing expenses	41	35	39	155	148	169
Amortization of deferred gain	(1)	(1)	—	(5)	(5)	(4)
Amortization	98	91	96	375	368	385
Impairment loss	—	—	201	—	—	201
Closure and restructuring costs (portion related to fixed asset write-downs)	303	11	23	312	11	23

E(L)BITDA	(77)	90	55	224	428	514

SPECIFIC COST REDUCTION INITIATIVES
The Corporation has made an ongoing commitment to adjust production to meet its customers’ needs, as well as maintain operational flexibility and a competitive manufacturing base. These efforts have mainly impacted our Papers and Wood segments and have resulted in workforce reductions throughout the organization.
     In 2004, we announced several initiatives aimed at achieving a run-rate of $100 million in annual cost reductions by the end of 2005. These included:
-	The shutdown of one of two paper machines at our Vancouver mill, resulting in the permanent curtailment of 45,000 tons of paper manufacturing capacity and the elimination of approximately 85 permanent positions;

-	The elimination of approximately 730 additional permanent positions throughout Domtar, including approximately 150 management and staff positions;

-	The shutdown, for an indefinite period, of the pulp mill, one paper machine and its sheeter at our Cornwall mill until economic and market conditions allowed these assets to operate profitably. This resulted in a temporary curtailment of 160,000 tons of pulp and 85,000 tons of paper and impacted approximately 390 positions for an indefinite period;

-	The restructuring of our lumber operations in northeastern Ontario, which led to the closure of our Chapleau sawmill and the elimination of 67 permanent positions.
     As at December 31, 2005, we had achieved our goal to deliver $100 million of annualized savings stemming from these initiatives.
     In November 2005, still faced with a number of economic conditions that adversely impacted our business, such as higher energy prices and the rapid rise of the Canadian dollar, we announced a series of additional targeted measures aimed at returning the Company to profitability. The measures included the following initiatives:
-	The permanent closure of our Cornwall mill, effective March 31, 2006, which will eliminate approximately 910 permanent positions (including the 390 positions already affected by the indefinite shutdown of the pulp mill, paper machine and sheeter announced in late 2004). This will result in the permanent curtailment of 265,000 tons of uncoated and coated printing grades, as well as 160,000 tons of pulp (including 85,000 tons of paper and 160,000 tons of pulp impacted by the indefinite shutdown announced in late 2004);

-	The permanent closure of our Ottawa mill, effective March 31, 2006, which will eliminate approximately 185 permanent positions and will result in the permanent curtailment of 65,000 tons of paper;

-	The intention to sell our Vancouver coated paper mill, effective June 30, 2006. If unsold by June 30, 2006, it will be permanently shut down, which will eliminate approximately 285 permanent positions and will result in the permanent curtailment of 120,000 tons of coated paper;

-	The permanent closure of our Grand-Remous and Malartic sawmills, effective in the second quarter of 2006, which will eliminate approximately 200 permanent positions;

-	Further measures to reduce costs, as follows:
-	Reducing SG&A expenses by permanently eliminating approximately 100 additional corporate and divisional permanent positions, as well as other SG&A expenses;

-	Implementing further cost reductions at the mill level by eliminating approximately 200 additional operational positions;

-	Consolidating North American administrative offices in Montreal and Cincinnati.

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
The complete implementation of these measures will result in a 25% reduction in our workforce and a 16% reduction in paper production capacity when compared to January 1, 2004.
     In addition to these measures, we intend to improve profitability by implementing supply chain initiatives that are expected to reduce operational costs and improve customer satisfaction. These initiatives are aimed at increasing the efficiency of our converting and distribution centers and the cost effectiveness of transportation for just-in-time deliveries. Furthermore, we plan to transfer some of our paper grades to more profitable papermaking facilities and machines within our network. Above all, we plan to continue to provide our customers with products, services and solutions that meet their needs.
     We believe that these actions, as well as the decision to suspend our common share dividend, will improve our cash flow and help us return to profitability.
CLOSURE AND RESTRUCTURING COSTS
Closure and restructuring costs for the fourth quarter of 2005 compared to the fourth quarter of 2004, as well as for the year 2005 compared to 2004, were as follows:

	THREE MONTHS ENDED DEC. 31		YEARS ENDED DEC. 31
	2005	2004	2005	2004
(IN MILLIONS OF CANADIAN DOLLARS)
Costs related to the permanent closures of our Cornwall, Vancouver and Ottawa paper mills (severance, termination, environment and pension costs, as well as $280 million for write-down of property, plant and equipment)	363	—	363	—
Costs related to the permanent closure of two sawmills at Malartic and Grand-Remous (severance, termination, environment and pension costs, as well as $23 million for the write-down of property, plant and equipment)	30	—	30	—
Costs related to specific cost reduction initiatives (severance, termination, training and outplacement costs)	6	24	17	40
Costs related to the indefinite closure of a paper machine, a sheeter and pulp mill at our Cornwall paper mill	—	2	6	2
Costs related to the permanent closure of our Chapleau sawmill (including $11 million for write-down of property, plant and equipment)	—	14	—	14
Costs related to the permanent closure of our St. Catharines paper mill (reversal of provision following the sale of the paper mill in its existing state)	—	—	—	(8)
Costs related to the permanent closures of Norampac’s Concord and Montreal corrugated products plants, as well as a paper machine at its Red Rock containerboard plant	3	—	8	—
Write-down of property, plant and equipment related to the permanent closures of Norampac’s Buffalo corrugated products plant, as well as a paper machine at its Red Rock containerboard plant	—	—	9	—

Total closure and restructuring costs	402	40	433	48

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
NET LOSS OF $388 MILLION
Net loss amounted to $388 million ($1.69 per common share) in 2005 compared to a net loss of $42 million ($0.19 per common share) in 2004. Excluding specified items, net loss amounted to $86 million ($0.37 per common share) in 2005 compared to a net loss of $33 million ($0.15 per common share) in 2004. The $53 million deterioration in net loss excluding specified items was mainly attributable to the factors mentioned above, partially offset by a higher income tax recovery.
LIQUIDITY AND CAPITAL
Cash flows used for operating activities in 2005 amounted to $10 million compared to cash flows provided from operating activities of $122 million in 2004. Net additions to property, plant and equipment amounted to $147 million in 2005 compared to $163 million in 2004. We posted negative free cash flow1 of $157 million in 2005 compared to negative free cash flow of $41 million in 2004. This $116 million deterioration mainly reflects a decline in profitability, as well as increased requirements for working capital.
      Our total long-term debt increased by $225 million, largely due to additional net borrowings of $293 million, partially offset by the $68 million positive impact of a stronger Canadian dollar (based on month-end foreign exchange rates) on our U.S. dollar denominated debt. Our net debt-to-total capitalization ratio2 as at December 31, 2005 stood at 57.7% compared to 49.5% as at December 31, 2004.
Q4 2005 vs Q4 2004 Quarterly Overview
SALES OF $1.2 BILLION
Sales in the fourth quarter of 2005 amounted to $1,159 million, a decrease of $50 million or 4% from sales of $1,209 million in the fourth quarter of 2004. This decrease was attributable to the negative impact of a 4% rise in the quarter over quarter average value of the Canadian dollar relative to the U.S. dollar (from $0.819 to $0.852), lower shipments for pulp, and lower average selling prices for all of our major products except for pulp. These factors were partially offset by higher shipments for paper, lumber and packaging products, and higher average selling prices for pulp.
OPERATING LOSS OF $478 MILLION
Cost of sales increased by $6 million or 1% in the fourth quarter of 2005 compared to the fourth quarter of 2004. This increase was mainly attributable to higher costs for energy, freight and chemicals, as well as higher shipments for paper, lumber and packaging products. These factors were partially offset by the positive impact of a stronger Canadian dollar on our U.S. dollar denominated operating expenses, the realization of savings stemming from restructuring activities, and lower duties on our softwood lumber exports to the U.S.
     SG&A expenses increased by $11 million or 14% in the fourth quarter of 2005 compared to the fourth quarter of 2004. SG&A in the fourth quarter of 2005 included a charge of $12.5 million for a legal settlement with regards to an investigation by the Canadian Competition Bureau and unrealized mark-to-market losses of $3 million. SG&A in the fourth quarter of 2004 included an unrealized mark-to-market gain of $1 million. Excluding these specified items, SG&A decreased by $6 million or 8% in the fourth quarter of 2005 compared to 2004. This decrease was mainly attributable to the realization of savings stemming from restructuring activities.
     Operating loss in the fourth quarter of 2005 amounted to $478 million, or $60 million when excluding specified items, compared to an operating loss of $12 million, or $2 million when excluding specified items, for the fourth quarter of 2004. The $58 million deterioration in operating loss excluding specified items was principally attributable to higher costs for energy, freight and chemicals, the negative impact of a stronger Canadian dollar, as well as lower average selling prices for all of our major products except for pulp. These factors were partially offset by higher shipments for paper, lumber and packaging products, the realization of savings stemming from restructuring activities, higher average selling prices for pulp, as well as lower duties on our softwood lumber exports to the U.S.
NET LOSS OF $348 MILLION
Net loss amounted to $348 million ($1.51 per common share) in the fourth quarter of 2005 compared to a net loss of $26 million ($0.11 per common share) in the fourth quarter of 2004. Excluding specified items, net loss amounted to $59 million ($0.25 per common share) in the fourth quarter of 2005 compared to a net loss of $20 million ($0.09 per common share) in the fourth quarter of 2004. This $39 million deterioration in net loss excluding specified items was mainly attributable to the factors mentioned above.

[1] See “Free Cash Flow” table and definition in the “Liquidity & Capital Resources” section.

[2] See “Net debt-to-total capitalization ratio” table and definition in the “Liquidity & Capital Resources” section.

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
Papers

SELECTED INFORMATION YEARS ENDED DECEMBER 31	2005	2004
(IN MILLIONS OF CANADIAN DOLLARS,
UNLESS OTHERWISE NOTED)
Sales
Total sales	3,000	3,188
Intersegment sales to Paper Merchants	(287)	(297)

	2,713	2,891

EBITDA	106	268
Sales of property, plant and equipment [1]	(4)	(33)
Closure and restructuring costs [1]	106	33
Unrealized mark-to-market gains or losses [1]	(5)	3

EBITDA, excluding specified items	203	271

Operating loss	(451)	(10)
Sales of property, plant and equipment [1]	(4)	(33)
Closure and restructuring costs [1]	386	33
Unrealized mark-to-market gains or losses [1]	(5)	3

Operating loss, excluding specified items	(74)	(7)

Shipments
Paper (in thousands of st)	2,510	2,562
Pulp (in thousands of adst)	633	808

Paper shipments by product offering (%):
Copy and offset grades	56	52
Uncoated commercial printing & publication and premium imaging grades	15	21
Coated commercial printing & publication grades	12	12
Technical and specialty grades	17	15

Total	100	100

Benchmark prices[2]:
Copy 20 1b sheets (us$/ton)	820	794
Offset 50 1b rolls (us$/ton)	726	676
Coated publication, no. 3, 60 1b rolls (us$/ton)	902	811
Pulp NBSK-U.S. market (us$/admt)	647	640
Pulp NBHK- Japan market[3] (us$/admt)	526	490

[1] See “Specified items affecting results and non-GAAP measures.”

[2] Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.

[3]  Based on Pulp and Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

PAPERS-SALES
in millions of can$
SALES AND OPERATING PROFIT
Sales in our Papers business amounted to $2,713 million in 2005, a decrease of $178 million or 6% fro m sales of $2,891 million in 2004. This decrease in sales was mainly attributable to the negative impact of a 7% rise in the Canadian dollar, as well as lower shipments for pulp and paper in 2005 compared to 2004, partially offset by higher average selling prices for both paper and pulp.
     Operating loss in our Papers business totaled $451 million in 2005 (or $74 million when excluding specified items) compared to an operating loss of $10 million (or $7 million when excluding specified items) for 2004. Excluding specified items, the $67 million deterioration in operating loss is largely the result of the negative impact of a stronger Canadian dollar, higher overall costs for purchased fiber, chemicals, energy and freight, as well as lower shipments for pulp and paper in 2005 compared to 2004. These factors were partially offset by higher average selling prices for paper and pulp and the realization of savings stemming from restructuring activities.
PRICING ENVIRONMENT
In our Papers business, our average transaction prices, denominated in U.S. dollars, increased in 2005 compared to 2004. Our average transaction prices denominated in Canadian dollars decreased in 2005 compared to 2004 as the rise of the Canadian dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.

     Our average transaction prices, denominated in U.S. dollars, for our basket of copy and offset grades, increased on average by approximately 7% in 2005 compared to 2004. Within this basket, our average transaction prices for copy 20 lb sheets and offset 50 lb rolls, which represented approximately 31% of our paper sales in 2005, were higher on average by US$24/ton and US$64/ton, respectively, in 2005 compared to 2004. The US$60/ton price increase for cut-size copy and offset rolls announced as of March 15, 2005 initially went through, but as it subsequently eroded, we returned to previous pricing levels. A subsequent US$40/ton price increase announced on cut-size copy paper and offset grades effective mid-September 2005 was postponed. We announced a US$60/ton price increase for
PAPERS-OPERATING PROFIT (LOSS)
IN MILLIONS OF CAN$, EXCLUDING SPECIFIED ITEMS

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report

SHIPMENTS BY PRODUCT OFFERING
— 2005 —
offset paper grades effective mid-January 2006, followed by a US$60/ton price increase on cut-size copy paper effective mid-February 2006.
     Our average transaction prices for Northern Bleached Softwood Kraft (NBSK) pulp decreased by US$3/tonne and our average transaction prices for Northern Bleached Hardwood Kraft (NBHK) pulp increased by US$49/tonne in 2005 compared to 2004. From January to April 2005, several price increases were implemented for both NBSK and NBHK as pulp markets were experiencing shortages in supply (particularly from the U.S. South) and paper markets were stronger than seasonal norms. From May to August 2005, however, prices for pulp decreased as weakening paper markets impacted pulp demand. The US$20/tonne price increase for softwood pulp and US$10/tonne price increase for hardwood pulp announced in October 2005 were successfully implemented. Effective February 2006, a US$20/tonne price increase was announced for both softwood and hardwood pulp.
OPERATIONS
Shipments
Our paper shipments to capacity ratio stood at 96.2% in 2005 compared to 95.1% in 2004. Lower shipments on a year-over-year
PAPERS-SHIPMENTS
PAPER-IN THOUSANDS OF ST
basis, primarily due to soft market conditions, were offset by lower capacity due to the closure of a paper machine at our Cornwall mill.
     Our pulp shipments decreased by 175,000 tons in 2005 compared to 2004. In December 2004, we closed the pulp dryer at our Ashdown SBHK (Southern Bleached Hardwood Kraft) and SBSK (Southern Bleached Softwood Kraft) pulp mill due to a wood shortage arising from competitive pressures and wet weather conditions in the south of the U.S. in the fourth quarter of 2004 and early 2005. The mill lost approximately 30,000 tons of market pulp through the end of March 2005 and was forced to seek purchased wood fiber outside its normal fiber basket to supply its machines, which led to higher costs. The pulp dryer resumed production in late February 2005. The indefinite closure of the Cornwall pulp mill also affected pulp market shipments as a portion of the pulp from our Woodland, Windsor and Espanola pulp mills, which previously was sold in the market, was now used internally to supply the Cornwall mill. In addition, pulp market shipments in 2005 were affected by market downtime that was taken at our Lebel-sur-Quévillon pulp mill during the last three quarters of the year, as well as by the temporary shutdown of the mill in November 2005 due to unfavorable economic conditions.
PAPERS-SHIPMENTS
PULP-IN THOUSANDS OF ADST

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
Labor
Negotiations are ongoing for the renewal of certain collective agreements that expired in April 2004 for our Lebel-sur-Quévillon mill (affecting approximately 350 employees) and in April 2005 for our Windsor mill (affecting approximately 760 employees). During the second quarter of 2005, certain collective agreements at our Espanola mill (affecting approximately 610 employees) were successfully renegotiated. During the third quarter of 2005, certain collective agreements at our Cornwall mill (affecting approximately 730 employees) and our Ottawa-Hull mill (affecting approximately 380 employees) were successfully renegotiated.
Brightness
In the third quarter of 2005, an initiative was introduced to raise the current North American brightness standard from 84 GE brightness (Technical Association of the Pulp and Paper Industry — TAPPI standard that measures brightness) to 92 GE brightness for regular uncoated freesheet grades and from 92 GE brightness to 96 GE brightness for opaque grades. As of year-end, we have completed the transition to 92 GE brightness in all our paper mills. Inventory of 84 GE brightness uncoated freesheet and 92 GE brightness opaques are being depleted according to plan.
Restructuring
In early 2004, we decided to shut down one of two paper machines at our Vancouver mill, resulting in the permanent curtailment of 45,000 tons of paper manufacturing capacity and the elimination of approximately 85 permanent positions. We also announced the elimination of approximately 330 permanent positions over the course of 2004 – 2006 within our paper operations.
     In the fourth quarter of 2004, we announced the shutdown, for an indefinite period, of the pulp mill, one paper machine and one sheeter at our Cornwall mill, which became effective January 27, 2005, until economic and market conditions allowed these assets to operate profitably. This resulted in a temporary curtailment of 150,000 tons of pulp and 85,000 tons of paper per annum and impacted approximately 390 positions for an indefinite period.
     In November 2005, we announced the permanent shutdown of our Cornwall pulp and paper mill as well as our Ottawa mill, which will be effective March 31, 2006. We also announced our intention to seek a buyer for our Vancouver coated paper mill. If unsold by June 30, 2006, it will be permanently shut down. These closures will result in a reduction of our production capacity of 160,000 tons of pulp and 450,000 tons of paper per annum and will impact approximately 1,380 positions (including 390 positions already affected by the temporary closure of the Cornwall mill announced in the last quarter of 2004). We further announced that approximately 200 permanent positions, mainly related to our paper operations, will be eliminated by the end of 2006. In addition to these measures, we intend to improve profitability by implementing supply chain initiatives that are expected to reduce operational costs and improve customer satisfaction. These initiatives are aimed at increasing the efficiency of our converting and distribution centers and the cost effectiveness of transportation for just-in-time deliveries. Furthermore, we plan to transfer some of our paper grades to more profitable papermaking facilities and machines within our network. Above all, we plan to continue providing our customers with products, services and solutions that meet their needs. We expect these initiatives to result in increased productivity and optimized production in our more efficient operations.
Other
In addition, as part of our capital expenditures program, we continued to invest in 2005 in an Enterprise Resource Planning (ERP) system and a paper logistics management system with the goal of improving the quality and efficiency of our services. As at December 31, 2005, the roll-out of the ERP system was completed across our operations, and we achieved our goal of processing approximately 85% of our transactions with this system.
     During the second quarter of 2005, we sold our facility and land in Senneville, Quebec for proceeds of $6 million and a corresponding gain of $4 million ($3 million net of income taxes). The sale was originally contingent on the city of Montreal rezoning the site to accommodate the needs of the acquirer. The required rezoning took place in January 2005, and the sale was concluded in June 2005. In November 2004, a motion was filed by a third party to have the rezoning declared illegal. Nonetheless, both parties agreed to complete the sale, and in the event that the court declares the rezoning illegal, the sale of the premises shall become null and void without recourse of either party against the other. In such an event, Domtar would reimburse the entire sales proceeds of $6 million without interest and reclaim possession of the property, conditional on the property being restored back to its original state. We believe that the likelihood of such an event occurring is remote.

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
Paper Merchants

SELECTED INFORMATION YEARS ENDED DECEMBER 31	2005	2004
(IN MILLIONS OF CANADIAN DOLLARS)
Sales	1,047	1,057
EBITDA	6	23
Legal settlement [1]	13	—
Closure and restructuring costs [1]	—	1

EBITDA, excluding specified items	19	24
Operating profit	3	20
Legal settlement[1]	13	—
Closure and restructuring costs [1]	—	1

Operating profit, excluding specified items	16	21

[1] See “Specified items affecting results and non-GAAP measures”.
SALES AND OPERATING PROFIT
Our Paper Merchants business generated sales of $1,047 million in 2005, a decrease of $10 million compared to 2004. This decrease was attributable to the negative impact of a stronger Canadian dollar, partially offset by higher average paper selling prices and higher shipments.
     Operating profit amounted to $3 million in 2005 compared to $20 million in 2004. In 2005, the operating profit included a charge of $12.5 million related to a legal settlement with regards to an investigation by the Canadian Competition Bureau relating to the sales of carbonless sheet paper in Ontario and Quebec in a one-year period during part of 1999 and 2000. In 2004, the operating profit included closure and restructuring costs of $1 million. When excluding specified items, our operating profit amounted to $16 million (reflecting an operating margin of 1.5%) in 2005 compared to $21 million (reflecting an operating margin of 2.0%) in 2004. The $5 million decrease in operating profit excluding specified items was primarily due to lower operating margins resulting from higher purchased paper costs not being fully reflected in paper selling prices, partially offset by savings stemming from cost reduction initiatives.
PAPER MERCHANTS-SALES
IN MILLION OF CAN$
PAPER MERCHANTS-OPERATING PROFIT
IN MILLIONS OF CAN$ EXCLUDING SPECIFIED ITEMS
Wood

SELECTED INFORMATION YEARS ENDED DECEMBER 31	2005	2004
(IN MILLIONS OF CANADIAN DOLLARS,
UNLESS OTHERWISE NOTED)
Sales
Lumber sales	521	496
Wood chips and other sales	176	175

Sub-total	697	671
Intersegment sales	(124)	(130)

	573	541

EBITDA	34	31
Closure and restructuring costs [1]	7	3

EBITDA, excluding specified items	41	34
Operating loss	(33)	(27)
Closure and restructuring costs [1]	30	14

Operating loss, excluding specified items	(3)	(13)
Shipments (millions of fbm)	1,107	1,009
Shipments by product offering (%):
Random lengths	33	36
Studs	35	36
Value-added	27	23
Industrial	5	5

Total	100	100

Benchmark prices[2]:
Lumber G.L. 2x4x8 stud (us$/mfbm)	418	417
Lumber G.L. 2x4 R/L no. 1 & no. 2 (uss/mfbm)	420	459
Lumber duties (cash deposits)	54	69

[1] See “Specified items affecting results and non-GAAP measures.”

[2] Source: Random Lengths. As such, these prices do not necessarily reflect our transaction prices.
WOOD-SALES
IN MILLIONS OF CAN$

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
SHIPMENTS BY PRODUCT OFFERING
— 2005 —
SALES AND OPERATING PROFIT
Sales in our Wood business amounted to $573 million in 2005, an increase of $32 million or 6% compared to sales of $541 million in 2004. This increase is largely attributable to higher shipments, partially offset by the negative impact of a stronger Canadian dollar.
     Operating loss in our Wood business totaled $33 million in 2005 (or $3 million when excluding specified items) compared to an operating loss of $27 million (or $13 million when excluding specified items) in 2004. The $10 million improvement in operating loss excluding specified items was mainly attributable to lower duties on our softwood lumber exports to the U.S., higher shipments and the realization of savings stemming from restructuring activities. These factors were partially mitigated by the negative impact of a stronger Canadian dollar, as well as higher freight and energy costs.
     Cash deposits of $54 million were made on our softwood lumber exports to the U.S. in 2005 compared to $69 million in 2004. The $15 million decrease in duties was largely due to the decrease in countervailing and antidumping duties rate (countervailing and antidumping duties rate was decreased gradually from 21.21% to 20.15%, and in December 2005, the rate was lowered to 10.80%) as well as to a decrease in shipments exported to the U.S. Since May 22, 2002, cash deposits of $198 million (US$150 million) for countervailing and antidumping duties have been made and expensed by Domtar.
WOOD-OPERATING LOSS
IN MILLIONS OF CAN$, EXCLUDING SPECIFIED ITEMS
PRICING ENVIRONMENT
Our average transaction price for Great Lakes 2x4 stud increased by US$1/MFBM and our average transaction price for Great Lakes 2x4 random length decreased by US$40/MFBM in 2005 compared to 2004.
OPERATIONS
In early 2005, we announced, in conjunction with Tembec Inc. (Tembec), the restructuring of our northeastern Ontario sawmill operations, resulting in the permanent closure of our Chapleau sawmill as of March 6, 2005 and an investment in a new finger-joint plant with Tembec, to be located on the site of Tembec’s Kirkland Lake sawmill, which was slated for closure. This measure impacted 67 permanent positions. This initiative arose from a review of our northeastern Ontario sawmill operations in light of prevailing challenging conditions. This initiative allowed us to add a third shift at our Elk Lake sawmill in April 2005 to process additional fiber resulting from the Chapleau closure and consequent fiber swap with Tembec.
In early March 2005, a fire destroyed our planer at Elk Lake but did not impact either the sawmill or the kiln dryers. Dressing activities were temporarily transferred primarily to our Chapleau mill facility. The Elk Lake planer was rebuilt and it started up in November 2005.
WOOD-SHIPMENTS
IN MILLIONS OF FBM

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
In May 2005, forest fires in Quebec negatively impacted our operations and further resulted in the loss of 25,000 cubic meters of cut wood and 30,000 acres of forest.
     In November 2005, we announced the permanent closure of our Grand-Remous and Malartic sawmills, effective in the second quarter of 2006, due to lower softwood fiber allocations and higher fiber costs in Quebec. These measures will impact approximately 200 permanent positions. Subject to the government’s approval, the wood fiber allocations for Grand-Remous and Malartic will be transferred to Domtar’s other Quebec sawmills. We expect that this will result in more efficient operations by going to three shifts and will offer the possibility for approximately 80 employees from the closed sawmills to transfer to new positions created by the third shift. We are also working with a partner, and in collaboration with the government, on a value-added project using the Grand-Remous and Malartic infrastructures.
     Throughout 2004, certain of our operations were negatively impacted by temporary mill closures. Production at our White River sawmill, which was halted in mid-2003 due to difficult market conditions, reopened only in late February 2004. Operations at our Chapleau sawmill were reduced to one shift, effective April 30, 2004, due to a substantial reduction in fiber supply availability. Labor disruptions at a transportation supplier and particularly cold weather further affected our productivity.
We will continue examining opportunities to further improve the profitability of our Wood business through additional cost reductions and strategic initiatives.
Fiber supply
The Province of Quebec adopted new legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and Cree First Nations. As a result, the amount of fiber we are permitted to harvest annually, under our existing licenses from the Quebec government, was reduced by approximately 500,000 cubic meters, or 21%. This affects the supply of fiber for our Northern Quebec softwood sawmill and market pulp operations.
PACKAGING-SALES
IN MILLIONS OF CAN$
We are currently working on finding solutions such as obtaining alternate sources of fiber. The reduction in harvest volume increases the unit cost of wood delivered to the sawmills. If we are unable to maintain an adequate supply of fiber and mitigate the significant cost increase and wood delivery cost, our Northern Quebec softwood sawmill and market pulp operations would have to operate at a level significantly below capacity, which would have a material adverse impact on these operations and may result in closures or impairment of assets.
Packaging

	2005	2004

SELECTED INFORMATION
(IN MILLIONS OF CANADIAN DOLLARS,
UNLESS OTHERWISE NOTED)
Sales	633	626
EBITDA	55	86
Closure and restructuring costs [1]	8	—
Sales of property, plant and equipment [1]	(3)	—
Unrealized mark-to-market gains or losses [1]	8	(1)

EBITDA, excluding specified items	68	85
Operating profit	8	53
Closure and restructuring costs [1]	17	—
Sales of property, plant and equipment [1]	(3)	—
Unrealized mark-to-market gains or losses [1]	8	(1)

Operating profit, excluding specified items	30	52
Shipments [2]:
Containerboard (in thousands of st)	322	300
Corrugated containers(IN MILLIONS OF SQUARE FEET)	6,868	6,802
Benchmark prices [3]:
Unbleached kraft linerboard, 42 1b East (us$/ton)	478	468

[1]	Refer to “Specified items affecting results and non-GAAP measures.”

[2]	Represents 50% of Norampac’s trade shipments.

[3]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.
PACKAGING-OPERATING PROFIT
IN MILLIONS OF CAN$ EXCLUDING SPECIFIED ITEMS

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report

PACKAGING – SHIPMENTS
CONTAINERBOARD — IN THOUSANDS OF ST
SALES AND OPERATING PROFIT
Our 50% share of Norampac’s sales amounted to $633 million in 2005, an increase of $7 million or 1% compared to 2004. This increase was mainly attributable to higher average selling prices for containerboard and corrugated containers, as well as higher shipments for corrugated containers and containerboard, partially offset by the negative impact of a stronger Canadian dollar.
     Our 50% share of Norampac’s operating profit amounted to $8 million (or an operating profit of $30 million when excluding specified items) in 2005 compared to an operating profit of $53 million (or $52 million when excluding specified items) in 2004. The $22 million decrease in operating profit excluding specified items was mainly attributable to the negative impact of a stronger Canadian dollar, as well as higher overall costs, particularly energy and freight, partially offset by higher average selling prices and shipments.
PRICING ENVIRONMENT
Norampac’s average transaction prices for both containerboard and corrugated containers, denominated in U.S. dollars, increased in 2005 compared to 2004. Its average transaction prices, denominated in Canadian dollars, for containerboard decreased in 2005 compared to 2004 and remained stable for corrugated containers as the rise of the Canadian dollar negatively impacted its Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.
OPERATIONS
Norampac’s North American integration level, the percentage of containerboard produced by Norampac that is consumed by its own box plants, decreased to 61% in 2005, down from 64% in 2004.
     During the first quarter of 2005, Norampac closed its Concord, Ontario corrugated products plant with the goal of improving efficiency and profitability at its other plants. This led to the disposal of Concord-related property, plant and equipment for a total net gain realized of $7 million (our 50% share amounting to $3 million).
     In the second quarter of 2005, as part of its reorganization plan of its Quebec operations, Norampac announced the closure of its Montreal corrugated products plant, slated for the second quarter of 2006, as well as an investment plan totaling close to $30 million for its other Quebec facilities. The closure of the Montreal plant is expected to impact approximately 215 employees. In addition, in the second quarter of 2005, Norampac announced the transfer of its Buffalo, New York corrugated products plant to its Lancaster, New York facility, which occured in August 2005.
     In the third quarter of 2005, Norampac announced the permanent closure of a paper machine at its Red Rock containerboard mill, impacting approximately 125 to 175 positions, due to the impact of a stronger Canadian dollar and increases in energy and wood fiber costs in Northern Ontario. In addition, in October 2005, Norampac announced the acquisition of three corrugated products converting plants, with a combined annual production capacity of approximately 2 billion square feet, from Standard Paper Box Canada Inc. The announced Vaudreuil-Dorion expansion, under the reorganization of its Quebec operations, will be downsized due to these recent acquisitions.
PACKAGING – SHIPMENTS
CORRUGATED CONTAINERS — IN MILLIONS OF SQUARE FEET
Financing Expenses
and Income Taxes
FINANCING EXPENSES
In 2005, financing expenses amounted to $155 million (or $154 million when excluding specified items of $7 million relating to early redemption expenses arising from the refinancing of a portion of our long-term debt and $6 million relating to a foreign exchange gain on the translation of a portion of our long-term debt) compared to $148 million (or $153 million when excluding specified items of $5 million relating to a foreign exchange gain on the translation of a portion of our long-term debt) in 2004. The $1 million increase in financing expenses when excluding specified items was largely due to higher interest rates and borrowings on a year-over-year basis, offset by the positive impact of a stronger Canadian dollar on our U.S. dollar interest expense.
INCOME TAXES
In 2005, our income tax recovery totaled $225 million compared to an income tax recovery of $52 million in 2004. This variation is primarily due to the greater losses incurred year over- year. To a lesser extent, the variation in our income tax

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
recovery results from a combination of other factors, including tax recovery adjustments of $10 million ($6 million recorded in the first quarter of 2005 and $4 million recorded in the third quarter of 2005) following the income tax reassessment of prior years by tax authorities, an increase in statutory enacted income tax rates that resulted in a reduction in income tax recovery of $9 million, the relative effect of permanent differences in a minimal profit/loss situation, the mix and level of earnings subject to different tax jurisdictions and differences in tax rates applicable to our foreign subsidiaries.
Balance Sheet
Our total consolidated assets were $5,192 million as at December 31, 2005 compared to $5,681 million as at December 31, 2004. Receivables amounted to $294 million as at December 31, 2005, an increase of $68 million when compared to $226 million as at December 31, 2004. This increase is mostly due to the termination of the off balance sheet Canadian securitization program, as well as higher average selling prices for all of our products. Inventories as at December 31, 2005 totaled $715 million, a decrease of $8 million when compared to $723 million as at December 31, 2004. This decrease is mostly attributable to the write-offs of operating and maintenance supplies inventory resulting from the restructuring plan announced in November 2005, as well as lower levels of finished goods inventory due to higher shipment levels compared to production. This decrease was partially offset by higher levels of raw materials inventory held at the paper mills in anticipation of wet weather conditions in the winter months. Property, plant and equipment as at December 31, 2005 amounted to $3,634 million compared to $4,215 million as at December 31, 2004. This $581 million decrease was mainly attributable to the write-offs related to the restructuring plan announced in November 2005, as well as a greater level of amortization expense compared to capital expenditures and the impact of a stronger Canadian dollar (based on month-end exchange rates) on our U.S. mill assets. Other assets stood at $309 million as at December 31, 2005 compared to $265 million as at December 31, 2004. This $44 million increase was attributable to, among others, higher funding of our pension assets compared to pension expense.

     Trade and other payables stood at $651 million as at December 31, 2005, an increase of $4 million compared to $647 million as at December 31, 2004. This increase is mainly attributable to provisions for restructuring costs and the timing of payments and expenses in December 2005 versus December 2004, partially offset by a decrease in dividends payable following the suspension of the common share dividend. Long-term debt (including the portion due within one year) stood at $2,259 million as at December 31, 2005, an increase of $225 million compared to $2,034 million as at December 31, 2004. This increase reflects additional net borrowings of $293 million, partially offset by the $68 million positive impact of a stronger Canadian dollar (based on month-end exchange rates) on our U.S. dollar denominated debt. Future income taxes stood at $292 million as at December 31, 2005, a $265 million decrease compared to $557 million as at December 31, 2004. This decrease is primarily due to the tax effect of the property, plant and equipment write-downs resulting from the restructuring plan, as well as to the increase in operating loss carryforwards. Accumulated foreign currency translation adjustments were negative $205 million as at December 31, 2005 compared to negative $190 million as at December 31, 2004. This variation reflects the net impact of a stronger Canadian dollar on the net assets of our self-sustaining U.S. subsidiaries, or $69 million, net of the impact of a stronger Canadian dollar on the longterm debt designated as a hedge of the above-mentioned net assets, or $65 million, and its corresponding income tax effect of $11 million.
Liquidity & Capital Resources

FREE CASH FLOW
YEARS ENDED DECEMBER 31	2005	2004	2003
(IN MILLIONS OF CANADIAN DOLLARS)
Cash flows provided from operating activities before changes in working capital and other items	179	249	349
Changes in working capital and other items	(189)	(127)	(1)

Cash flows provided from (used for) operating activities	(10)	122	348
Net additions to property, plant and equipment	(147)	(163)	(225)

Free cash flow [1]	(157)	(41)	123

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

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report

CASH FLOWS PROVIDED FROM (USED FOR) OPERATING ACTIVITIES
IN MILLIONS OF CAN$

FREE CASH FLOW
IN MILLIONS OF CAN$
Our principal cash requirements are for working capital, capital expenditures, principal and interest payments on our debt and dividend payments. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the sale of assets or through new financings, subject to satisfactory market conditions and/or credit ratings.
OPERATING ACTIVITIES
Cash flows used for operating activities totaled $10 million in 2005 compared to cash flows provided from operating activities of $122 million in 2004. This $132 million decline in cash flows generated from operations mainly reflects a decline in profitability, as well as increased requirements for working capital. Our operating cash flow requirements are primarily for salaries and benefits, the purchase of fiber, energy and raw materials and other expenses such as property taxes.
     In the first quarter of 2004, we terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $20 million (US$15 million). The resulting gain of $17 million recorded under “Other liabilities and deferred credits” is being amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.

NET ADDITIONS OF PROPERTY, PLANT AND EQUIPMENT
IN MILLIONS OF CAN$

NET DEBT-TO-TOTAL CAPITALIZATION RATIO
IN %
INVESTING ACTIVITIES
Cash flows used for investing activities totaled $187 million in 2005 compared to $183 million in 2004. The $4 million increase in cash flows used for investing activities was mainly attributable to more business acquisitions in 2005 compared to 2004, partially offset by fewer additions to property, plant and equipment. We intend to limit our annual capital expenditures to below 75% of amortization. Capital expenditures required to maintain existing operations are approximately $120 million annually.
     Free cash flow in 2005 was negative $157 million compared to negative $41 million in 2004. The $116 million decrease in free cash flow generated primarily reflects a decrease in profitability, as well as increased requirements for working capital.
FINANCING ACTIVITIES
In 2005, cash flows provided from financing activities amounted to $226 million compared to $64 million in 2004. This $162 million increase in cash flows provided from financing activities is largely attributable to an increase in issuance of long-term debt, partially offset by higher net repayments of our long-term debt and revolving credit facility.
     On October 27, 2005, as part of its plan to improve its free cash flow availability, Domtar announced that it was suspending its $0.24 per common share dividend. This decision will result in annual cash savings of approximately $55 million.

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report

NET DEBT-TO-TOTAL CAPITALIZATION RATIO[1] as at december 31
	2005	2004	2003

(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
Bank indebtedness	21	22	19
Long-term debt (including portion due within one year)	2,259	2,034	2,059
Cash and cash equivalents	(83)	(52)	(48)

Net debt	2,197	2,004	2,030
Shareholders’ equity	1,609	2,046	2,168

Total capitalization	3,806	4,050	4,198
Net debt-to-total capitalization (%)	57.7%	49.5%	48.4%

[1]	Net debt-to-total capitalization ratio is a non-GAAP measure. We track this ratio on a regular basis in order to assess our debt position. We therefore believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Net debt-to-total capitalization ratio has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
As at December 31, 2005, our net debt-to-total capitalization ratio stood at 57.7% compared to 49.5% as at December 31, 2004. Net indebtedness, including $200 million representing our 50% share of the net indebtedness of Norampac, was $2,197 million as at December 31, 2005. This compares to $2,004 million as at December 31, 2004, including $174 million for our 50% share of the net indebtedness of Norampac. The $193 million increase in net indebtedness was largely due to additional net borrowings, partially offset by the positive impact of a stronger Canadian dollar (based on month-end exchange rates).
     On August 5, 2005, the Corporation issued $487 million (US$400 million) 7.125% notes due in 2015 at an issue price of $482 million (US$396 million). The gross proceeds from the sale of notes was used to redeem the 8.75% notes due in August 2006 for an amount of approximately $176 million (US$150 million) and to repay a substantial portion of our unsecured revolving credit facility. Issuance expenses for the new notes of $5 million (US$4 million) were deferred and will be amortized over the duration of the notes. The Corporation recorded under “Financing expenses” an amount of $7 million (US$6 million) for the premium required to redeem the 8.75% notes.
     On March 3, 2005, the Corporation entered into a new five-year unsecured revolving credit facility of US$700 million. This new facility replaced the prior credit facility, which consisted of a US$500 million unsecured revolving credit facility and a US$70 million unsecured term loan that was scheduled to mature in July 2006.
     Borrowings under this new unsecured revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or U.S. dollar LIBOR rate, each with an added spread that varies with our credit rating, or on the Canadian or US prime rate. This new credit facility also requires commitment fees that vary with our credit rating.
     On November 23, 2005, Domtar amended its credit facility maturing in 2010 in order to improve financial flexibility. This amendment contains certain financial covenants which require Domtar, excluding the proportionate consolidation of Norampac, on a rolling four quarter basis, to maintain (a) a minimum EBITDA to interest ratio of 1.05 : 1.0 in early 2006, increasing gradually over time to 1.5 : 1.0 by the end of 2006 and 2.5 : 1.0 at the beginning of 2008, excluding from the calculation most of the charges related to our restructuring plans, and (b) a minimum EBITDA of $225 million in 2006, increasing to $325 million in 2007, excluding from the calculation most of the charges related to our restructuring plans. Domtar, including the proportionate consolidation of Norampac, on a quarterly basis, is required not to exceed a maximum debt-to-total capitalization ratio of 60%, excluding from the calculation most of the impact of the restructuring plans. The amendment also included a reduction in the size of the facility from US$700 million to US$600 million, and provided for guarantees by Domtar’s subsidiaries.
     As at December 31, 2005, this credit facility had drawings totaling US$137 million ($160 million), US$18 million ($21 million) of letters of credit outstanding and US$13 million

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
($15 million) drawn in the form of bank overdraft and included in “Bank indebtedness”, resulting in US$432 million ($503 million) of availability for future drawings under this facility. As of December 31, 2004, under the prior facility, we had drawings of US$112 million ($135 million), US$9 million ($10 million) letters of credit outstanding, no amounts drawn in the form of bank overdraft and included in “Bank indebtedness” and US$71 million ($86 million) outstanding under the term loan.
     As at December 31, 2005, we had a provision of $4 million related to these letters of credit ($5 million as at December 31, 2004).
     In addition, as at December 31, 2005, separate letters of credit of $5 million were outstanding. No provisions relating to these letters of credit were recorded.
     Our borrowing agreements contain restrictive covenants. See the discussion above for covenants related to our unsecured bank credit facility. The indentures related to the 10% and 10.85% debentures limit the amount of dividends that may be paid and the amount of shares that may be repurchased for cancellation. These indentures also require that no new long-term debt be incurred, unless total long-term debt is less than 50% of consolidated net tangible assets, excluding the proportionate consolidation of Norampac, but does not restrict the incurrence of new long-term debt related to the purchase of property or the replacement of existing long-term debt or the issuance of short-term debt. We believe that new long-term borrowings for the remainder of 2006 will be used to finance the purchase of property, with any remaining cash requirements, if any, financed by short-term borrowings. All our borrowing agreements contain restrictions on the amount of secured borrowings we can incur with other lenders.

CREDIT RATINGS
RATING AGENCY	SECURITY	RATING

Dominion Bond Rating Service	Unsecured Notes and Debentures	BB (high)
	Preferred Shares	Pfd-4
Moody’s Investors Services	Unsecured Notes and Debentures	Bl
Standard & Poor’s	Unsecured Notes and Debentures	B+

The above ratings represent a risk assessment of our public unsecured debt securities. The rating by Dominion Bond Rating Service (DBRS) is the fifth best rating in terms of quality within ten rating gradations, with the “high” indicating a ranking in the higher end of this rating category. The rating by Moody’s Investors Services (Moody’s) is the sixth best rating in terms of quality within nine rating gradations, with the numerical modifier 1 indicating a ranking at the higher end of this rating category. The rating by Standard & Poor’s (S&P) is the sixth best rating in terms of quality within ten rating gradations, with the “plus” indicating a ranking at the higher end of this category. DBRS, Moody’s and S&P, have a “negative outlook” with respect to our credit ratings.
     During the past year, our rating with DBRS fell from BBB (low) to BB (high). Our rating with Moody’s fell from Baa3 to B1, and our rating with S&P fell from BBB- to B+. These reductions in our credit ratings have significantly impacted our access to and cost of capital and financial flexibility. Further reductions in our credit ratings would have an added negative impact on our financial flexibility. The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.
Common shares
In 2005, common shares amounting to $7 million were issued, net of expenses, pursuant to our stock option and share purchase plans versus $19 million in 2004.
     As at January 31, 2005, we had 231,027,097 common shares, 68,176 Series A Preferred Shares and 1,350,000 Series B Preferred Shares issued and outstanding.
     As at January 31, 2005, we had 4,640,564 common share purchase options issued and outstanding under the Executive stock option and share purchase plan.
Off  Balance Sheet Arrangements
In the normal course of business, we finance certain of our activities off balance sheet through leases and securitization.
LEASES
On an ongoing basis, we enter into operating leases for property, plant and equipment. Minimum future rental payments under these operating leases, determined as at December 31, 2005, amounted to $110 million, of which $25 million related to our proportionate 50% share of Norampac,
SECURITIZATIONS
The Corporation sells a portion of its trade receivables through securitization programs. The Corporation uses securitization of its receivables as a source of financing by reducing its working capital requirements. This securitization consists of the sale of receivables, or the sale of senior beneficial interest in them, to special purpose trusts managed by financial institutions

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
for multiple sellers of receivables. The agreements normally allow the daily sale of new receivables to replace those that have been collected. They also limit the cash that can be received from the sale of the senior beneficial interest. The subordinate interest retained by the Corporation is included in “Receivables” and will be collected only after the senior beneficial interest has been settled.
     On December 15, 2005, Domtar decided not to renew its agreement for the securitization of Canadian receivables, which was set to expire in December 2005. As such, Domtar repurchased the receivables previously sold.
     As at December 31, 2005 and December 31, 2004, the value of securitized receivables amounted to $163 million and $236 million, respectively. The Corporation expects to continue selling receivables on an ongoing basis, given the attractive discount rates. Should these programs be discontinued either by management’s decision or due to termination of the programs by the providers, the Corporation’s working capital and bank debt requirements would increase. Such sales of receivables are contingent upon annual renewals and retaining specified credit ratings.
     Domtar’s agreement for the securitization of its U.S. receivables, which was to expire in December 2005, has been extended by the administrator of the program pending its renewal. In addition, the condition to maintain certain required credit ratings was waived. As at February 22, 2006, we expect to finalize a new three-year agreement that would include both U.S. and Canadian receivables in the near future.
Guarantees
INDEMNIFICATIONS
In the normal course of business, the Corporation offers indemnifications relating to the sale of its businesses and real estate. In general, these indemnifications may relate to claims from past business operations, the failure to abide by covenants and the breach of representations and warranties included in the sales agreements. Typically, such representations and warranties relate to taxation, environmental, product and employee matters. The terms of these indemnification agreements are generally for an unlimited period of time. As at December 31, 2005, the Corporation is unable to estimate the potential maximum liabilities for these types of indemnification guarantees as the amounts are contingent upon the outcome of future events, the nature and likelihood of which cannot be reasonably estimated at this time. Accordingly, no provisions have been recorded in the financial statements. These indemnifications have not yielded significant expenses in the past.
PENSION PLANS
We have indemnified and held harmless the trustees of Domtar’s pension funds, and the respective officers, directors, employees and agents of such trustees, from any and all costs and expenses arising out of the performance of their obligations under the relevant trust agreements, including in respect of their reliance on authorized instructions of Domtar or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements. As at December 31, 2005, we had not recorded a liability associated with these indemnifications, as we do not expect to make any payments pertaining to these indemnifications.
E.B. EDDY ACQUISITION
On July 31, 1998, the Corporation acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of the Corporation in specified circumstances, the Corporation may have to pay up to a maximum of $120 million, an amount which is gradually declining over a 25-year period. As at December 31, 2005, the maximum amount of the purchase price adjustment was $110 million. No provision was recorded related to this potential purchase price adjustment, as the Corporation does not expect to make any payments pertaining to this purchase price adjustment.
DEBT AGREEMENTS
Certain debt agreements require the Corporation to indemnify the parties in the event of changes in elements such as withholding tax regulations. As the nature and scope of such indemnifications are contingent on future events, none of which can be foreseen as at December 31, 2005, and the structure of such transactions make these events unlikely, no provisions have been recorded in the financial statements.
LEASES
The Corporation has guaranteed to various lessors $8 million of the residual value of its assets under operating leases with expiry dates in 2006. If the fair values of the assets at the end of the lease terms are lower than the residual values guaranteed, the Corporation would be held liable for the shortfall. The Corporation reviews its guarantees relative to the residual value and records anticipated losses as a charge to earnings. As at December 31, 2005, the Corporation recorded approximately $1 million of provision relating to anticipated shortfall in the fair values of the assets, based on the likelihood that the guarantees will be exercised.

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
Contractual Obligations &
Commercial Commitments
In the normal course of business, we enter into certain contractual obligations and commercial commitments. The following tables provide our obligations and commitments as at December 31, 2005:

CONTRACTUAL OBLIGATIONS
CONTRACT TYPE
	2006	2007	2008	2009	2010	THEREAFTER	TOTAL

(IN MILLIONS OF CANADIAN DOLLARS)
Debentures and notes	—	—	—	—	—	1,877	1,877
Other	2	2	59	3	160	156	382

Long-term debt	2	2	59	3	160	2,033	2,259
Operating leases	30	21	15	11	9	24	110

Total obligations	32	23	74	14	169	2,057	2,369

COMMERCIAL OBLIGATIONS
CONTRACT TYPE
	2006	2007	2008	2009	2010	THEREAFTER	TOTAL

(IN MILLIONS OF CANADIAN DOLLARS)
Letters of credit	20	1	—	—	—	—	21
Other commercial commitments*	125	65	56	39	21	72	378

Total commitments	145	66	56	39	21	72	399

*	Includes commitments to purchase roundwood, wood, chips, gas, electricity and certain chemicals.
For 2006 and the foreseeable future, we expect cash flows from operations and from our various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
Selected Quarterly
Financial Information
Selected quarterly financial information for the eight most recently completed quarters ending December 31, 2005 is disclosed below.

					2004					2005
	1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year

(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
Sales	1,225	1,346	1,335	1,209	5,115	1,259	1,287	1,261	1,159	4,966
EBITDA	58	122	158	90	428	124	128	49	(77)	224
Excluding specified items	61	127	157	89	434	125	128	60	38	351
Operating profit (loss)	(33)	28	66	(12)	49	34	31	(50)	(478)	(463)
Excluding specified items	(30)	33	65	(2)	66	35	33	(32)	(60)	(24)
Net earnings (loss)	(44)	(1)	29	(26)	(42)	10	2	(52)	(348)	(388)
Excluding specified items	(40)	4	23	(20)	(33)	9	3	(39)	(59)	(86)
Net earnings (loss) per share (in dollars):
Basic	(0.19)	(0.01)	0.13	(0.11)	(0.19)	0.04	0.01	(0.23)	(1.51)	(1.69)
Basic, excluding specified items	(0.18)	0.02	0.10	(0.09)	(0.15)	0.04	0.01	(0.17)	(0.25)	(0.37)
Diluted	(0.19)	(0.01)	0.13	(0.11)	(0.19)	0.04	0.01	(0.23)	(1.51)	(1.69)
Trade shipments
Papers (in thousands of st)	663	659	649	591	2,562	637	616	660	597	2,510
Market pulp (in thousands of adst)	210	199	182	217	808	146	156	176	155	633
Lumber (in millions of fbm)	228	267	272	242	1,009	280	304	264	259	1,107
Containerboard (in thousands of st)	77	74	75	74	300	84	80	82	76	322
Corrugated containers (in millions of sf)	1,630	1,736	1,767	1,669	6,802	1,631	1,791	1,738	1,708	6,868
Benchmark prices [1]
Papers
Copy 20 lb sheets
(us$/st)	723	783	818	850	794	817	843	813	803	820
Offset 50 lb rolls (us$/st)	587	652	715	750	676	733	753	713	703	726
Coated publication, no. 3, 60 lb rolls
(us$/st)	775	772	827	870	811	870	920	913	903	902
Pulp NBSK-U.S. market (uss/admt)	600	660	670	630	640	670	653	625	638	647
Pulp NBHK- Japan market[2]
(us$/admt)	467	520	510	465	490	497	538	535	535	526
Wood
Lumber G.L. 2x4x8 studs (us$/mfbm)	368	435	461	401	417	462	433	397	379	418
Lumber G.L. 2x4 R/L, no.l & no. 2
(uss/mfbm)	431	495	502	409	459	462	429	397	392	420
Packaging
Unbleached kraft linerboard, 42 lb East
(us$/st)	412	462	500	500	468	500	490	448	475	478
Average exchange rates
can$	1.318	1.359	1.307	1.221	1.301	1.227	1.244	1.202	1.173	1.211
us$	0.759	0.736	0.765	0.819	0.769	0.815	0.804	0.832	0.852	0.826

[1]	Source: Pulp & Paper Week and Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

[2]	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
The first quarter of 2004 started in much the same fashion as the fourth quarter of 2003, mostly due to the impact of higher shipments and sustained efforts to reduce costs, offset by lower selling prices. However, the second and third quarters of 2004 showed a marked improvement, despite the continued strengthening of the Canadian dollar, due to higher average selling prices for all of our products as price increases were implemented. Our paper shipments remained relatively stable from the beginning of 2004 through to the third quarter of 2004. The fourth quarter of 2004 was weak, as demand for the majority of our products slowed, the strengthening of the Canadian dollar continued to impact our results and we continued to face high fiber and energy costs. Shipments for papers, lumber and corrugated containers for the fourth quarter of 2004 were lower than for the third quarter, mainly due to the seasonally weaker demand that typically occurs during the first and the fourth quarters.
     The first quarter of 2005 reflected an improvement over the fourth quarter of 2004. Selling prices for pulp and lumber remained strong, while selling prices for papers declined marginally. Demand for our paper and lumber products also remained strong. However, the indefinite closure of our pulp mill in Cornwall and the wood shortage problems experienced at our Ashdown pulp mill resulted in lower pulp shipments. Overall lower costs, partially resulting from the realization of savings stemming from restructuring initiatives throughout our business segments and productivity gains in our Wood business, further improved results in the first quarter of 2005. The second quarter of 2005 mirrored the first quarter of the year, with average selling prices for paper and pulp increasing further. Volumes of pulp, lumber and packaging products were higher, although paper shipments decreased. Meanwhile, our results continued to be negatively affected by the strengthening of the Canadian dollar and high costs for purchased chemicals, wood, energy and freight. These were partially offset by the realization of savings stemming from restructuring initiatives. Results for the third quarter of 2005, however, showed a marked deterioration. Despite higher shipments for paper and pulp, average selling prices were lower for most of our major products and shipments for lumber and packaging products were lower as well. In addition, our results continued to be negatively affected by the persistent strengthening of the Canadian dollar, as well as by higher costs for purchased energy and freight. These were partially offset by the realization of savings stemming from restructuring initiatives. Results for the fourth quarter of 2005 continued to deteriorate. Shipments for products in the fourth quarter of 2005 were lower than in the third quarter, mainly due to seasonally weaker demand. In addition, pulp shipments were affected by the temporary closure of the Lebel-sur-Quévillon pulp mill in late November 2005. We also continued to be negatively affected by the strengthening of the Canadian dollar, lower average selling prices for our paper and lumber products, and higher costs for purchased energy and freight.
2004 Compared to 2003
Sales in 2004 amounted to $5,115 million, a decrease of $52 million from sales of $5,167 million in 2003. This decrease was attributable to the negative impact of an 8% decline in the year-over-year average value of the U.S. dollar relative to the Canadian dollar, partially offset by higher shipments for the majority of our products and higher average selling prices for lumber, pulp and packaging products.
     Overall, our U.S. dollar denominated average transaction prices for 2004 were higher than those of 2003 due to significantly higher average selling prices for lumber as well as higher average selling prices for pulp and packaging products. Our U.S. dollar denominated average transaction prices for papers in 2004 were below those of 2003.
     Cost of sales increased by $46 million or 1 % in 2004 compared to 2003. This increase mainly reflected higher shipments for the majority of our products, higher costs, particularly for purchased fiber and freight, as well as higher duties on our softwood lumber exports to the U.S. These factors were partially offset by the positive impact of a stronger Canadian dollar on our U.S. dollar denominated costs, as well as savings realized from restructuring activities.
     Selling, general and administrative (SG&A) expenses decreased by $13 million or 4% in 2004 compared to 2003. Excluding specified items, SG&A decreased by $19 million or 6% in 2004 compared to 2003. This decrease was attributable to the $11 million impact of higher royalty revenues relating to a license (expiring in May 2007) granted for the use of our wood preserving patent as well as the positive impact of a stronger Canadian dollar on our U.S. dollar denominated costs.
     Operating profit in 2004 amounted to $49 million compared to an operating loss of $95 million in 2003. Excluding specified items, operating profit totaled $66 million in 2004 compared to $126 million in 2003. This decrease in operating profit excluding specified items was largely attributable to the $175 million negative impact of a stronger Canadian dollar (net of the effect of our hedging program), higher costs, particularly for purchased fiber and freight, as well as higher softwood lumber duties. Partially offsetting the effect of higher costs and a stronger Canadian dollar were higher average selling prices for lumber, pulp and packaging products as well as higher overall shipments for the majority of our products, savings realized from restructuring activities and lower amortization expense.
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

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
Cash flows provided from operating activities in 2004 amounted to $122 million compared to $348 million in 2003. Net additions to property, plant and equipment amounted to $163 million in 2004 compared to $225 million in 2003. We posted a negative free cash flow1 of $41 million compared to positive $123 million in 2003. This decrease in free cash flow generation was due to the continued strength of the Canadian dollar relative to the U.S. dollar, the impact of higher costs across our operations and higher working capital requirements.
     Our total long-term debt decreased by $25 million, largely due to the $127 million positive impact of a stronger Canadian dollar on our U.S. dollar denominated debt, partially offset by net borrowings of $102 million. Our net debt-to-total capitalization ratio2 as at December 31, 2004 stood at 49.5% compared to 48.4% as at December 31, 2003.
Accounting Change
CONSOLIDATION OF VARIABLE INTEREST ENTITIES
On January 1, 2005, we adopted the new Canadian Institute of Chartered Accountants’ (CICA) Accounting Guideline No. 15 (AcG-15) “Consolidation of Variable Interest Entities.” AcG-15 has been revised to harmonize with the new Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46R) “Consolidation of Variable Interest Entities.” AcG-15 requires that an enterprise holding other than a voting interest in a variable interest entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. In addition, AcG-15 prescribes certain disclosures for VIEs that are not consolidated but in which an enterprise has a significant variable interest. Effective January 1, 2004, we adopted FIN 46R on a U.S. GAAP basis. There was no initial impact on the consolidated financial statements under U.S. GAAP following the adoption of this guideline. The adoption of this guideline has no impact on the consolidated financial statements under Canadian GAAP.
Impact of Accounting
Pronouncements not
yet Implemented
FINANCIAL INSTRUMENTS
In April 2005, the CICA issued three new Handbook Sections in relation with financial instruments: Section 3855 “Financial Instruments-Recognition and Measurement,” Section 3865 “Hedges” and Section 1530 “Comprehensive Income.” These Sections apply to fiscal years beginning on or after October 1,2006.
     Section 3855 expands on Handbook Section 3860 “Financial Instruments-Disclosure and Presentation,” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.
     Section 3865 provides alternative accounting treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG-13 “Hedging Relationship,” and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.
     Section 1530 introduces a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements.
     The application of these new Handbook Sections for financial instruments is not expected to have a significant effect on Domtar’s financial position, earnings or cash flows, but will require Domtar to present a new statement entitled “Comprehensive Income.”
IMPLICIT VARIABLE INTEREST
In October 2005, the CICA Emerging Issues Committee issued Abstract 157 (EIC-157) “Implicit Variable Interest under AcG-15.” EIC-157 clarifies that an implicit variable interest is an implied pecuniary interest in an entity that changes with changes in the fair value of that entity’s net assets exclusive of variable interest. An implicit variable interest is similar to an explicit variable interest, except that it involves the absorbing and/or receiving of variability indirectly from the entity, rather than directly. The determination of whether an implicit variable interest exists is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 will be effective for Domtar in the first quarter of 2006. EIC-157 is substantially the same as the new FASB Staff Position No. 46R-5 (FSP FIN 46R-5) “Implicit Variable Interests under FASB Interpretation No. 46R, Consolidation of Variable Interest Entities” under U.S. GAAP. Effective in the second quarter of 2005, Domtar adopted FSP FIN 46R-5 on a U.S. GAAP basis. There was no initial impact on the consolidated financial statements under U.S. GAAP following the adoption of these recommendations. Domtar does not expect these recommendations to have an initial impact on its consolidated financial statements under Canadian GAAP.
EARNINGS PER SHARE
In November 2005, the CICA issued proposed amendments to Section 3500 “Earnings per Share.” Proposed Section 3500 has been revised to harmonize with amendments being made under U.S. GAAP to SFAS 128 “Earnings per Share.” The proposed

1.	See “Free Cash Flow” table and definition in the “Liquidity & Capital Resources” section.

2.	See “Net debt-to-total capitalization ratio” table and definition in the “Liquidity & Capital Resources” section

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
amendments would require that shares that will be issued upon conversion of a mandatorily convertible instrument to be included in the weighted-average number of ordinary shares outstanding used in computing basic earnings per share from the date when conversion becomes mandatory. The proposed change will also amend the computational guidance in Section 3500 for calculating the number of incremental shares included in diluted earnings per share when applying the treasury stock method. It would also eliminate the provisions that allow an entity to rebut the assumption that contracts with the option of settling in either cash or common shares, at the issuer’s option, will be settled in common shares. The effective date will be determined upon issuance of the final standards, expected in the first quarter of 2006. However, the effective date should correspond with the effective date of SFAS 128. The application of the proposed amendments of Section 3500 is not expected to have a significant effect on Domtar’s calculation of earnings per share.
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
     These critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.
ENVIRONMENTAL MATTERS AND OTHER ASSET RETIREMENT OBLIGATIONS
Environmental expenditures for effluent treatment, air emissions, landfill operation and closure, asbestos containment and removal, bark pile management, silvicultural activities and site remediation (together referred to as environmental matters) are expensed or capitalized depending on their future economic benefit. In the normal course of business, we incur certain operating costs for environmental matters that are expensed as incurred. Expenditures for property, plant and equipment that prevent future environmental impacts are capitalized and amortized on a straight-line basis over 10 to 40 years. Provisions for environmental matters are not discounted and are recorded when remediation efforts are likely and can be reasonably determined.

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
     The estimate of fair value is based on the results of the expected future cash flow approach, in which multiple cash flow scenarios that reflect a range of possible outcomes are considered. We have established cash flow scenarios for each individual asset retirement obligation. Probabilities are applied to each of the cash flow scenarios to arrive at an expected future cash flow. There is no supplemental risk adjustment made to the expected cash flows. The expected cash flows for each of the asset retirement obligations are discounted using the credit adjusted risk-free interest rate for the corresponding period until the settlement date. The rates used vary, based on the prevailing rate at the moment of recognition of the liability and on its settlement period. The rates used vary between 4.25% and 9.40%.
     Cash flow estimates incorporate either assumptions that marketplace participants would use in their estimates of fair value, whenever that information is available without undue cost and effort, or assumptions developed by internal experts.
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
     As at December 31, 2005, we had a provision of $63 million for environmental matters and other asset retirement obligations. Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, we believe that such additional remediation costs would not have a material adverse effect on our financial position, earnings or cash flows.
     In addition, the pulp and paper industry in the United States is subject to Cluster Rules and Boiler Maximum Achievable Control Technology (MACT) Rules that further regulate effluent and air emissions. We comply with all present regulations and we anticipate spending approximately $17 million over the next two years to meet such requirements.

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
As at December 31, 2005, anticipated payments in each of the next five years are as follows:

(IN MILLIONS OF CANADIAN DOLLARS)	2006	2007	2008	2009	2010	THEREAFTER	TOTAL

Environmental matters	21	5	5	4	3	25	63
Cluster Rules obligations	8	—	—	—	—	—	8
Boiler MACT Rules obligation	5	4	—	—	—	—	9

	34	9	5	4	3	25	80

In 2005, our operating expenses for environmental matters totaled $68 million and we capitalized an additional $17 million for environmental projects mainly related to the improvement of air emissions, effluent treatment and remedial actions taken to address environmental compliance. In 2006, we expect to capitalize approximately $17 million for environmental projects, including Cluster Rules and Boiler MACT Rules obligations. We are unable to estimate the total amount of capital expenditures (other than Cluster Rules and Boiler MACT Rules obligations) that may be required beyond 2006 for environmental compliance. However, we do not expect any additional required expenditures to have a material adverse effect on our financial position, earnings or cash flows.
USEFUL LIVES
Our property, plant and equipment are stated at cost less accumulated amortization, including asset impairment write-down. Interest costs are capitalized for capital projects in excess of $10 million and having a duration in excess of one year. For timber limits and timberlands, amortization is calculated using the unit of production method. For all other assets, amortization is calculated using the straight-line method over the estimated useful lives of the assets.
     On a regular basis, we review the estimated useful lives of our property, plant and equipment. Assessing the reasonableness of the estimated useful lives of property, plant and equipment requires judgment and is based on currently available information. Changes in circumstances such as technological advances, changes to our business strategy, changes to our capital strategy or changes in regulation can result in the actual useful lives differing from our estimates. Revisions to the estimated useful lives of property, plant and equipment constitute a change in accounting estimate and are dealt with prospectively by amending amortization rates. A change in the remaining estimated useful life of a group of assets, or their estimated net salvage value, will affect the amortization rate used to amortize the group of assets and thus affect amortization expense as reported in our results of operations. A change of one year in the composite estimated useful life of our fixed asset base would impact annual depreciation expense by approximately $22 million.
     In 2005, we recorded total amortization expense of $375 million (or $687 million when including specified items pertaining to write-downs in the value of property, plant and equipment as a result of closures) compared to $368 million in 2004 (or $379 million when including specified items pertaining to write-downs in the value of property, plant and equipment as a result of closures). As at December 31, 2005, we had property, plant and equipment with a net book value of $3,634 million ($4,215 million in 2004).
     With the write-downs in the value of property, plant and equipment recorded in the fourth quarter of 2005, our future amortization expense was reduced by approximately $39 million on an annual basis.
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
     During the fourth quarter of 2005, as a result of operating losses, we conducted Step I of the impairment tests on most of our Canadian pulp and paper manufacturing facilities, our Wood segment and three containerboard mills in our Packaging segment.
     Estimates of future cash flows used to test the recoverability of a long-lived asset included key assumptions related to trend prices and the long-term forecasted exchange rate for the U.S. dollar. Other significant assumptions are the estimated useful life

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
of the long-lived assets and the effect of the ongoing softwood lumber dispute with the United States.
     The trend prices were based on an analysis of external price trends, including Resource Information Systems, Inc. (RISI), as well as normalized pulp, paper, wood and unbleached kraft linerboard pricing over a business cycle at the mills subjected to the impairment tests.
     The forecasted Canadian-U.S. foreign exchange rate assumptions were based on management’s best estimate using independent market information, as well as analysis of historical data, trends and cycles. Management expects the longer-term average rate to be between CAN$1.00 = US$0.74 and CAN$1.00 = US$0.75.
     As a result of the November 30, 2005 restructuring announcement, certain business units analyzed for impairment were written off to their fair value. We concluded that the recognition of an impairment loss for the remaining business units analyzed was not required.
     Certain pulp and paper and packaging mills are particularly sensitive to the key assumptions. Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is reasonably possible that changes in future conditions may lead management to use different key assumptions, which could require a material change in the net carrying amount of these assets. The total net carrying amount of these mills was $750 million as at December 31, 2005.
     During the fourth quarter of 2003, as a result of operating losses at our Lebel-sur-Quévillon pulp mill and our Wood business, we conducted impairment tests of the long-lived assets of these business units. In addition, due to the decision to close one paper machine at our Vancouver paper mill and the potential impact of a stronger Canadian dollar on the results of operations of our Canadian pulp and paper mills, we also conducted impairment tests of the long-lived assets of our Vancouver paper mill and other Canadian pulp and paper mills. As a result of these tests in December 2003, we recorded an impairment loss of $201 million related to the impairment of our Lebel-sur-Quévillon pulp mill.
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
PENSION AND OTHER EMPLOYEE FUTURE BENEFIT PLANS
Domtar contributes to several defined contribution, multi-employer and 401(k) plans. The pension expense under these plans is equal to Domtar’s contribution. The 2005 pension expense was $17 million ($17 million in 2004).
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
     In 2006, pursuant to the decision in November 2005 to close the Cornwall and Ottawa, Ontario paper mills, the Corporation will declare a partial wind-up of the non-unionized and unionized plans related to the Ontario participants in the plan.
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

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
net actuarial gains and losses are in excess of 10% of the greater of the accrued benefit obligation and the market-related value of plan assets as at the beginning of the year.
     An expected rate of return on plan assets of 7.2% was considered appropriate by our management for the determination of 2005 pension expense. Effective January 1, 2006, Domtar will use 6.4% as the expected return on plan assets, which reflects the current view of long-term investment returns.
     The expected return on plan assets assumption for the Corporation is based on an analysis of the target asset allocation and expected return by asset class. This rate is adjusted for an equity risk premium and by 0.5% to take into consideration the active investment management of the plan assets.
     The expected return on plan assets assumption for Norampac is based on a periodic analysis of the target asset allocation, expected return by asset class, the risk for each class (standard deviation) and the correlation between asset classes. It takes into consideration historical returns and future anticipation.
     We set our discount rate assumption annually to reflect the rates available on high-quality, fixed income debt instruments, with a duration that is expected to match the timing and amount of expected benefit payments. High-quality debt instruments are corporate bonds with a rating of AA or better. The discount rates as at December 31, 2005 for pension and other employee future benefit plans were estimated at 5.0% for the accrued benefit obligation and 5.8% for the net periodic benefit cost for 2005.
     The rate of compensation increase is another significant assumption in the actuarial model for pension (set at 2.7% for the accrued benefit obligation and 3.4% for the net periodic benefit cost) and for other employee future benefits (set at 3.5% for both the accrued benefit obligation and the net periodic benefit cost) and is determined based upon our long-term plans for such increases.
     For measurement purposes, 7.3% weighted-average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006, based on external data and our own historical trends for health care costs. The rate was assumed to decrease gradually to 4.1% by 2012 and remain at that level thereafter.
     At the end of 2005, a change was made to the mortality table used to determine the accrued benefit obligation in both the Canadian and U.S. plans. The change was made to reflect improved mortality rate assumptions, which include the GAM94 for the Canadian plans and RP-2000 projected for the U.S. plans. The net periodic benefit cost, which is determined using assumptions taken at the beginning of the year, was determined using the GAM83.
     The net periodic benefit cost for defined benefit plans as at December 31, 2005, increased by $6 million, related to the impact of the negotiated collective agreement between Domtar Inc. and the Communications, Energy and Paperworkers union of Canada, and increased by $13 million related to the impact of the workforce reduction and restructuring plan announced in November 2005.
     The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the accrued pension benefit obligation, the accrued other employee future benefit obligation and related net periodic benefit cost for 2005. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.

SENSITIVITY ANALYSIS				OTHEREMPLOYEE
PENSION AND OTHER EMPLOYEE FUTURE BENEFITS		PENSION		FUTURE BENEFITS

	ACCRUED	NET	ACCRUED	NET
	BENEFIT	PERIODIC	BENEFIT	PERIODIC
(IN MILLIONS OF CANADIAN DOLLARS)	OBLIGATION	BENEFIT COST	OBLIGATION	BENEFIT COST
Expected rate of return on assets Impact of:
1% increase	N/A	(12)	N/A	N/A
1% decrease	N/A	12	N/A	N/A
Discount rate Impact of:
1% increase	(177)	(13)	(12)	(1)
1% decrease	183	11	12	1

Assumed overall health care cost trend Impact of:
1% increase	N/A	N/A	9	2
1% decrease	N/A	N/A	(7)	(1)

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
The assets of the pension plans are held by a number of independent trustees and are accounted for separately in Domtar’s pension funds. The investment strategy for the assets in the pension plans is to maintain a diversified portfolio of assets, invested in a prudent manner to maintain the security of funds while maximizing returns within the guidelines provided in the investment policy. The Corporation’s pension funds are not permitted to own any of the Corporation’s shares or debt instruments. The target asset allocation is based on the expected duration of the benefit obligation, which includes the impact of a partial wind-up related to the mill closures.
     The following table shows the allocation of the plan assets, based on the fair value of the assets held at December 31, 2005 and 2004 and the target allocation for 2005:

	TARGET
ALLOCATION OF PLAN ASSETS AS AT DECEMBER 31	ALLOCATION	2005	2004

(IN %)
Fixed income securities	58%-68%	63%	51%
Equity securities	32%-42%	37%	49%

Total		100%	100%

Our funding policy is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Past service obligations primarily arise from improvements to plan benefits. The latest actuarial valuations were conducted as at December 31, 2004, for plans representing approximately 94%, and as at December 31, 2003, for plans representing approximately 6% of the total plans asset fair value. These valuations indicated a funding deficiency. The next actuarial valuations will be completed between December 31,2005 and March 1,2008. Domtar expects to contribute for a total amount of $80 million in 2006 compared to $85 million in 2005.
     The estimated future benefit payments for the next 10 years as at December 31, 2005 are as follows:

		EMPLOYEE
		FUTURE
ESTIMATED FUTURE BENEFIT PAYMENTS	PENSION	BENEFITS

(IN MILLIONS OF CANADIAN DOLLARS)
2006	80	6
2007	281	7
2008	77	7
2009	79	7
2010	80	7
2011-2015	429	42

Total	1,026	76

INCOME TAXES
We use the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. The change in the net future tax asset or liability is included in earnings and in the “Accumulated foreign currency translation adjustments” account in “Shareholders’ equity.” Future tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which assets and liabilities are expected to be recovered or settled. For these years, a projection of taxable income and an assumption of the ultimate recovery or settlement period for temporary differences are required. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income.
     On an annual basis, we assess the need to establish a valuation allowance for future tax assets and, if it is deemed more likely than not that our future tax assets will not be realized based on these taxable income projections, a valuation allowance is recorded. As at December 31, 2005, we expect that our future tax assets will not be fully recovered from future taxable income, and we have therefore set up a valuation allowance of $4 million.
     Our future tax assets are mainly composed of temporary differences related to accounting provisions for acquisitions, restructuring, environmental matters, as well as loss carry forwards. The majority of these accruals will be utilized or paid out over the next five years. Our future tax liabilities are mainly composed of temporary differences pertaining to plant, equipment and others. Estimating the ultimate settlement period, given the amortization rates in effect are based on information as it develops, requires judgment and our best estimates. The reversal of timing differences is expected at future substantially enacted tax rates, which could change due to changes in income tax laws or the introduction of tax changes through the presentation of annual budgets by different governments. As a result, a change in the timing and the income tax rate at which the components will reverse could materially affect future tax expense as recorded in our results of operations.

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
A one percentage point change in our reported effective income tax rate would have the effect of changing the income tax expense by approximately $7 million.
     In addition, Canadian, American and international tax rules and regulations are subject to interpretation and require judgment that may be challenged by taxation authorities. We believe that, to the best of our knowledge, we have adequately provided for our future tax consequences based upon current facts and circumstances and current tax law.
     For the year ended December 31, 2005, we recorded a total net tax recovery of $225 million (recovery of $52 million in 2004), of which $23 8 million was for future income tax recovery (recovery of $75 million in 2004). Our net future tax liability as at December 31, 2005 was $242 million ($470 million in 2004).
CLOSURE AND RESTRUCTURING COSTS
In recent years, Domtar has committed to several closure and restructuring initiatives, the most significant of which is the series of targeted measures announced on November 30, 2005. The impact of these measures is presented in “Closure and restructuring costs” in the income statement and the related liability is included in “Trade and other payables” and in “Other liabilities and deferred credits.” In general, closure and restructuring costs are recognized as liabilities in the period when they are incurred and are measured at their fair value. For such recognition to occur, management, with the appropriate level of authority, must have approved and committed to a firm plan and appropriate communication to those affected must have occurred. These provisions require an estimation of costs such as severance and termination benefits, pension and curtailments and environmental remediation, and an evaluation of the fair value of the working capital and property, plant and equipment is required to determine the required write-offs. The closure and restructuring expense also includes costs relating to demolition, contractual obligations, training and outplacement. As at December 31, 2005, Domtar had recorded a closure and restructuring charge of $433 million, including $312 million relating to property, plant and equipment write-offs. The liability was $99 million.
     Estimates of cash flows and fair value relating to closures and restructurings require judgment. Closure and restructuring costs are based on management’s best estimates of future events at December 31, 2005. Closure costs and restructuring estimates are dependent on future events. Although we do not anticipate significant changes, the actual costs may differ from these estimates due to subsequent developments such as the results of environmental studies, the ability to find a buyer for assets set to be dismantled and demolished and other business developments. As such, additional costs and further working capital and property, plant and equipment write-downs may be required in future periods. Additional restructuring costs related to the November 2005 announcement of approximately $80 million are expected to be incurred over 2006 and thereafter.
RISKS & UNCERTAINTIES
The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties of which we are unaware, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected.
PRODUCT PRICES AND INDUSTRY CONDITIONS
Our financial performance is sensitive to the selling prices of our products that are impacted by supply and demand.
     The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North American or international markets, inventory de-stocking by customers, and fluctuations in currency exchange rates. Demand for lumber also depends on the level of housing starts, commercial building activity and the availability and cost of mortgage financing.
     Markets for most of our products are also highly competitive, with a number of major companies competing in each market. We compete with both Canadian and U.S. producers in all of our product lines and with global producers in certain of our product lines, some of which may have greater financial resources and lower production costs than Domtar. While the principal basis for competition is selling price, competition can be based upon quality and customer service, including, in some cases, providing technical advice to customers. Other factors, such as foreign exchange rates, cost of fiber and other input costs, as well as the ongoing softwood lumber dispute between the U.S. and Canada, can also impact our competitive position.
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

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses. See “Sensitivity Analysis.”
     Any substantial shift in demand for our products or sustained period of low prices could have a material adverse effect on our business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.
FOREIGN EXCHANGE
The revenues for most of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability. Our U.S. dollar sales, net of U.S. dollar purchases for our operating activities, represent approximately US$1 billion annually (excluding Norampac). In addition, our sales in Canada are impacted by exchange rate fluctuations, as the prices for many of our products are generally driven by U.S. prices for similar products. Our exposure to the U.S. dollar is reduced by the interest on our U.S. dollar denominated debt (approximately $0.1 billion annually, excluding Norampac). Exchange rate fluctuations are beyond our control and the U.S. dollar may continue to depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. Sustained periods of a strong Canadian dollar could have a material adverse effect on our business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.
OPERATIONAL RISKS
The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers, distributors and customers, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, realization of anticipated cost savings, performance of manufacturing operations, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy prices, fiber and other raw material prices, and freight costs as a result of changing economic or political conditions or due to particular supply and demand considerations.
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
     The Province of Quebec adopted new legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and the Cree First Nations. As a result, the amount of fiber we are permitted to harvest annually, under our existing licenses from the Quebec government, was reduced by approximately 500,000 cubic meters or 21%. This affects the supply of fiber for our Northern Quebec softwood sawmill and market pulp operations.
     We are currently working on finding solutions such as obtaining alternate sources of fiber. The reduction in harvest volume increases the unit cost of wood delivered to the sawmills. If we are unable to maintain an adequate supply of fiber and mitigate the significant cost increase and wood delivery cost, our Northern Quebec softwood sawmill and market pulp operations would have to operate significantly below capacity, which would have a material adverse impact on these operations and may result in closures or impairment of assets.
     There is no assurance that access to fiber will continue at the same levels achieved in the past. The cost of hardwood and softwood fiber and the availability of wood chips may be affected.
Labor
We are currently in the process of renegotiating certain collective bargaining agreements. As is the case with any negotiation, we may not be able to negotiate acceptable new collective bargaining agreements, which could result in strikes or work stoppages by affected workers. Renewal of collective bargaining agreements could also result in higher wages or benefits paid to union members. Therefore, we could experience a disruption of our operations or higher ongoing labor costs, which could have a material adverse effect on our business, financial results and financial condition.

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
Cost savings
The Company has undertaken, and may continue to undertake, productivity initiatives, including cost reduction programs and organizational restructurings to improve performance and generate cost savings. There can be no assurance that these will be completed or will be beneficial to the Company. Also, there can be no assurance that any estimated cost savings from such activities will be realized.
Significant customers
Although no single customer accounts for more than 10% of our consolidated sales, if any of our significant customers reduces, delays or cancels substantial orders for any reason, our business and results of operations could be negatively affected, particularly for the quarter in which the delay or cancellation occurs.
ENVIRONMENT
We are subject to U.S. and Canadian environmental laws and regulations for effluent and air emissions, harvesting, silvicultural activities, waste management and groundwater quality, among others. In addition, the pulp and paper industry in the United States is subject to Cluster Rules and Boiler Maximum Achievable Control Technology (MACT) Rules that further regulate effluent and air emissions. These laws and regulations require us to obtain and comply with the authorization requirements of the appropriate governmental authorities, who exercise considerable discretion for permit issuances and their timing. Changes in environmental laws and regulations and/or their application may require us to make significant expenditures that could negatively impact our business, financial results and financial condition.
     Failure to comply with applicable environmental laws, regulations and permit requirements may result in fines, penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and negatively impact our business, financial results and financial condition.
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
LUMBER EXPORT DUTIES
Since May 22, 2002, based upon a final decision of the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States at an aggregate countervailing and antidumping rate of 27.22%, that is, 18.79% for countervailing and 8.43% for antidumping. The Canadian government has challenged both the countervailing and antidumping rates with the World Trade Organization and under the North American Free Trade Agreement. Since January 1,2005, cash deposits for countervailing and antidumping duties were being made and expensed by Domtar at new rates decreasing from 21.21% to 20.15%, that is, from 17.18% to 16.37% for countervailing and from 4.03% to 3.78% for antidumping. In December 2005, the rate was lowered to 10.80%, that is, 8.70% for countervailing and 2.10% for antidumping.
     We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or any new arrangements between the United States and Canada.
LEGAL PROCEEDINGS
In the normal course of our operations, we become involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims and labor issues. While the final outcome with respect to actions outstanding or pending cannot be predicted with certainty, it is our belief that their resolution will not have a material adverse effect on our business, financial results and financial condition.
CAPITAL AND LIQUIDITY
Our operations require substantial capital. If our capital resources are inadequate to provide for our operating needs, capital expenditures and other cash requirements, this shortfall could have a material adverse effect on our business and liquidity and impact our ability to service our debt. There can be no assurance that we will be able to generate sufficient cash flows from operations, as we are subject to a number of general economic, business, financial, competitive, legislative, regulatory and other factors beyond our control, or that, in the event we fail to comply with our covenants, we will be able to renegotiate credit arrangements or terms which will be satisfactory.

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
SENSITIVITY ANALYSIS
Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:
APPROXIMATE ANNUAL IMPACT ON 1,2

				EARNINGS
	OPERATING		NET	PER SHARE
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)	PROFIT[7]		EARNINGS	(IN DOLLARS)
Each US$10/unit change in the selling price of the following products:[3,4]
Papers
Copy and offset grades	17		11	0.05
Uncoated commercial printing & publication and premium imaging grades			3	0.01
Coated commercial printing & publication grades	1		1	0.00
Technical & specialty grades			3	0.01
Pulp -net position	10		7	0.03
Wood
Lumber	12		8	0.04
Packaging
Containerboard	9		6	0.02

Foreign exchange (CAN$0.01 change in relative value to the U.S. dollar before hedging)[3]
Impact of US$ pricing on export sales, net of US$ purchases, excluding Norampac	10	[6]	7	0.03

Interest rate
1% change in interest rate on our floating rate debt (excluding Norampac)	n/a		3	0.01

Energy[3,5] (excluding Norampac)
Natural gas: US$0.25/MMBtu change in price before hedging	2		1	0.00
Crude oil: US $1/barrel change in price before hedging	1		1	0.00

[1]	Based on an exchange rate of $1.1905.

[2]	Based on a marginal tax rate of 35%.

[3]	Assumes the permanent closure of the Cornwall, Ottawa and Vancouver mills, effective January 1, 2006.

[4]	Based on budgeted capacity (in tons, tonnes or MFBM).

[5]	Based on budgeted 2006 consumption levels. The allocation between energy sources may vary during the period in order to take advantage of market conditions.

[6]	In addition to this direct impact, significant fluctuations in the value of the U.S. currency will have an indirect impact on our product pricing in Canada overtime given that Canadian pricing is derived from U.S. dollar denominated prices. The combined direct and indirect impact of a CAN$0.01 change in the relative value to the U.S. dollar before hedging and excluding Norampac could reach $12 million.

[7]	Operating profit is a non-GAAP measure; see section “Specified items affecting results and non-GAAP measures.”

Note that Domtar may, from time to time, hedge part of its foreign exchange, net pulp, containerboard, interest rate and energy positions, which may therefore impact the above sensitivities.

MANAGEMENT’S DISCUSSION & ANALYSIS

Domtar Inc.
2005
Annual Report
Benchmark Prices1

												AVERAGE
		1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	1996 +

Papers
Copy 20 lb sheets	(us$/ton)	848	769	780	778	877	815	776	768	794	820	803
Offset 50 lb rolls	(us$/ton)	736	756	666	659	757	719	692	628	676	726	702
Coated publication, no. 3, 60 lb rolls	(us$/ton)	943	941	909	851	948	853	767	804	811	902	873
Pulp NBSK-U.S. market	(us$/admt)	586	588	544	541	685	558	491	553	640	647	583
Pulp NBHK- Japan market[2]	(us$/admt)	501	514	444	508	681	485	427	470	490	526	505
Wood
Lumber 2x4x8 stud	(us$/mfbm)	403	386	375	390	319	345	336	327	417	418	372
Lumber 2x4 R/L, no. 1 & no. 2	(us$/mfbm)	441	447	377	440	351	345	331	340	459	420	395
Packaging
Unbleached kraft linerboard, 42 lb East	(us$/ton)	371	336	373	400	468	445	427	421	468	478	419
Average exchange rates	can$	1.364	1.385	1.484	1.486	1.485	1.549	1.570	1.401	1.301	1.211
		0.733	0.722	0.674	0.673	0.673	0.646	0.637	0.714	0.769	0.826

[1]	Source: Pulp & Paper Week and Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

[2]	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.
PRODUCTS
Outlook
In 2006, we intend to carry out our announced restructuring plan and continue to improve our operations. Although we expect challenging market conditions in 2006, we are encouraged by recently announced price increases for most of our key products.
Internal Controls
As requested by the Sarbanes-Oxley Act enacted by the U.S. Congress in July 2002 and the rules promulgated by the U.S. Securities and Exchange Commission (SEC) thereunder, we have filed with the SEC certificates relating to, among others, the accuracy of the financial information contained in our 2005 Annual Report, including our MD&A and annual financial statements and notes thereto, and the adequacy of our procedures and controls relating to disclosure and financial reporting.
Additional information, including our Annual Information Form, is available on SEDAR at www.sedar.com And Edgar at www.sec.gov/edgar.shtml

Domtar Inc.
2005
Annual Report
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

(signed)	(signed)

RAYMOND ROYER	DANIEL BURON
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
Montreal, Quebec
February 22, 2006
AUDITORS’ REPORT
To the Shareholders of Domtar Inc.
We have audited the consolidated balance sheets of Domtar Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Domtar Inc. as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
(signed)
PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Montreal, Quebec
February 22, 2006

CONSOLIDATED FINANCIAL STATEMENTS

Domtar Inc.
2005
Annual Report
CONSOLIDATED EARNINGS

YEARS ENDED DECEMBER 31	2005	2005	2004	2003

(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)	US$	$	$	$
	(NOTE 4)
Sales (note 2)	4,259	4,966	5,115	5,167
Operating expenses
Cost of sales (note 2)	3,716	4,333	4,381	4,335
Selling, general and administrative (note 2)	250	292	306	319
Amortization	322	375	368	385
Closure and restructuring costs (note 6)	371	433	48	24
Impairment loss (note 3)	—	—	—	201
Net gains on disposals of property, plant and equipment	(3)	(4)	(37)	(2)

	4,656	5,429	5,066	5,262

Operating profit (loss)	(397)	(463)	49	(95)
Financing expenses (note 7)	133	155	148	169
Amortization of deferred gain	(4)	(5)	(5)	(4)

Loss before income taxes	(526)	(613)	(94)	(260)
Income tax recovery (note 8)	(193)	(225)	(52)	(67)

Net loss	(333)	(388)	(42)	(193)

Per common share (in dollars) (note 9)
Net loss
Basic	(1.45)	(1.69)	(0.19)	(0.86)
Diluted	(1.45)	(1.69)	(0.19)	(0.86)

CONSOLIDATED RETAINED EARNINGS

YEARS ENDED DECEMBER 31	2005	2005	2004	2003

(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)	US$	$	$	$
	(NOTE 4)
Retained earnings at beginning of year–as reported	354	412	512	753
Cumulative effect of change in accounting policy (note 2)	—	—	(3)	—

Retained earnings at beginning of year–as restated	354	412	509	753
Net loss	(333)	(388)	(42)	(193)
Dividends on common shares	(36)	(42)	(54)	(49)
Dividends on preferred shares	(1)	(1)	(1)	(2)

Retained earnings (deficit) at end of year	(16)	(19)	412	509

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Domtar Inc.
2005
Annual Report

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31	2005	2005	2004

(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)	US$	$	$
	(NOTE 4)
Assets
Current assets
Cash and cash equivalents	71	83	52
Receivables (note 10)	252	294	226
Inventories (note 11)	613	715	723
Prepaid expenses	9	11	12
Income and other taxes receivable	14	16	17
Future income taxes (note 8)	33	38	87

	992	1,157	1,117
Property, plant and equipment (note 12)	3,117	3,634	4,215
Goodwill	79	92	84
Other assets (note 13)	265	309	265

	4,453	5,192	5,681

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	18	21	22
Trade and other payables (note 14)	558	651	647
Income and other taxes payable	25	29	32
Long-term debt due within one year (note 15)	2	2	8

	603	703	709
Long-term debt (note 15)	1,936	2,257	2,026
Future income taxes (note 8)	250	292	557
Other liabilities and deferred credits (note 16)	284	331	343

Commitments and contingencies (note 17)

Shareholders’ equity
Preferred shares (note 18)	31	36	39
Common shares (note 18)	1,529	1,783	1,775
Contributed surplus (note 18)	12	14	10
Retained earnings (deficit)	(16)	(19)	412
Accumulated foreign currency translation adjustments (note 20)	(176)	(205)	(190)

	1,380	1,609	2,046

	4,453	5,192	5,681

The accompanying notes are an integral part of the consolidated financial statements.
Approved by the Board:

(signed)	(signed)

BRIAN M. LEVITT Director	RAYMOND ROYER Director

CONSOLIDATED FINANCIAL STATEMENTS

Domtar Inc.
2005
Annual Report

CONSOLIDATED CASH FLOWS
YEARS ENDED DECEMBER 31	2005	2005	2004	2003

(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)	US$	$	$	$
	(NOTE 4)
Operating activities
Net loss	(333)	(388)	(42)	(193)
Non-cash items:
Amortization and write-down of property, plant and equipment (note 6)	589	687	379	408
Future income taxes (note 8)	(204)	(238)	(75)	(81)
Amortization of deferred gain	(4)	(5)	(5)	(4)
Closure and restructuring costs, excluding write-down of property, plant and equipment (note 6)	103	121	37	1
Impairment loss (note 3)	—	—	—	201
Refinancing expenses (note 7)	—	—	—	17
Net gains on disposals of property, plant and equipment	(3)	(4)	(37)	(2)
Other	5	6	(8)	2

	153	179	249	349

Changes in working capital and other items
Receivables (note 10)	(62)	(72)	(39)	71
Inventories	(15)	(18)	(77)	4
Prepaid expenses	2	3	8	(1)
Trade and other payables	(29)	(34)	(39)	(47)
Income and other taxes	(3)	(4)	20	(2)
Early settlement of interest rate swap contracts (note 19)	—	—	20	—
Other	(17)	(20)	(8)	(17)
Payments of closure and restructuring costs,
net of proceeds on disposition	(38)	(44)	(12)	(9)

	(162)	(189)	(127)	(1)

Cash flows provided from (used for) operating activities	(9)	(10)	122	348

Investing activities
Additions to property, plant and equipment	(140)	(163)	(204)	(236)
Proceeds from disposals of property, plant and equipment	14	16	41	11
Business acquisitions (note 5)	(32)	(37)	(19)	(11)
Other	(2)	(3)	(1)	(2)

Cash flows used for investing activities	(160)	(187)	(183)	(238)

Financing activities
Dividend payments	(48)	(56)	(56)	(45)
Change in bank indebtedness	1	1	5	(4)
Change in revolving bank credit, net of expenses	60	70	105	22
Issuance of long-term debt, net of expenses	413	482	2	617
Repayment of long-term debt	(230)	(268)	(8)	(691)
Premium on redemption of long-term debt	(6)	(7)	—	(7)
Common shares issued, net of expenses	6	7	19	15
Redemptions of preferred shares	(2)	(3)	(3)	(3)

Cash flows provided from (used for) financing activities	194	226	64	(96)

Net increase in cash and cash equivalents	25	29	3	14
Translation adjustments related to cash and cash equivalents	2	2	1	(4)
Cash and cash equivalents at beginning of year	44	52	48	38

Cash and cash equivalents at end of year	71	83	52	48

The accompanying notes are an integral part of the consolidated financial statements.

Domtar Inc.
2005
Annual Report
Notes to Consolidated Financial Statements
December 31, 2005 (in millions of Canadian dollars, unless otherwise noted)
NOTE 1
Summary of significant accounting policies
The consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) and are not intended to provide certain disclosures which would typically be found in financial statements prepared in accordance with U.S. GAAP. The significant differences are described in Note 25. These consolidated financial statements are dated February 22, 2006.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
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
VARIABLE INTEREST ENTITIES
Variable interest entities (VIEs) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. Domtar consolidates the VIE if Domtar is considered the VIE’s primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or that absorbs the majority of the entity’s expected losses.
REVENUE RECOGNITION
Domtar recognizes revenue when persuasive evidence of an arrangement exists, when goods are shipped, when there are no uncertainties surrounding product acceptance, when the related revenue is fixed or determinable, when collection is considered reasonably assured and when the customer takes title and assumes the majority of the risks and rewards of ownership.
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
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost less accumulated amortization including asset impairment write-down. Interest costs are capitalized for capital projects in excess of $10 million and having a duration in excess of one year. For timber limits and timberlands, amortization is calculated using the unit of production method. For all other assets, amortization is calculated using the straight-line method over the estimated useful lives of the assets. Buildings are amortized over periods of 10 to 40 years and machinery and equipment over periods of 3 to 20 years. The amortization expense is reported net of the amount of the amortization of deferred credits related to property, plant and equipment. No amortization is recorded on assets under construction.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
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
ENVIRONMENTAL COSTS
Environmental expenditures for effluent treatment, air emission, landfill operation and closure, asbestos containment and removal, bark pile management, silvicultural activities and site remediation (together referred to as environmental matters) are expensed or capitalized depending on their future economic benefit. In the normal course of business, Domtar incurs certain operating costs for environmental matters that are expensed as incurred. Expenditures for property, plant and equipment that prevent future environmental impacts are capitalized and amortized on a straight-line basis over 10 to 40 years. Provisions for environmental matters are not discounted and are recorded when remediation efforts are likely and can be reasonably determined.
ASSET RETIREMENT OBLIGATIONS
Asset retirement obligations are recognized, at fair value, in the period in which Domtar incurs a legal obligation associated to the retirement of an asset. Conditional asset retirement obligations are recognized, at fair value, when the fair value of the liability can be reasonably estimated. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.
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
     Deferred Share Units are amortized over their vesting periods and remeasured at each reporting period, until settlement, using the quoted market value. The cost of the common shares acquired by the Corporation under the Restricted Stock Plan is amortized

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
over the restricted period. Deferred Share Units and common shares acquired under the Restricted Stock Plan are accounted for in compensation expense, in “Other liabilities and deferred credits” and “Other assets.”
DERIVATIVE INSTRUMENTS
Derivative instruments are contracts that require or provide an option to exchange cash flows or payments determined by applying certain rates, indices or changes therein to notional contract amounts. Derivative instruments are utilised by Domtar in the management of its foreign currency, price risk and interest rate exposures. Except for two interest rate swap contracts of Norampac, which were assumed through business acquisitions, Domtar does not use derivative instruments for speculative purposes.
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
Derivatives not designated for hedge accounting
For the exposure to price risk associated with sales of Northern Bleached Softwood Kraft (NBSK) pulp swap contracts, as well as old corrugated containers, unbleached kraft linerboard and semi-chemical medium paper, Domtar does not meet the requirements for hedge accounting. As a result, Domtar accounts for these contracts at their fair value with resulting gains and losses being included in “Selling, general and administrative” expenses.
     For the two interest rate swap contracts of Norampac, which are used for speculative purposes, the change in their fair value is recorded in “Selling, general and administrative” expenses.
PENSIONS
Domtar’s plans include funded and unfunded defined benefit pension plans and defined contribution plans. Domtar accrues the cost of defined benefit plans as determined by independent actuaries. The net periodic benefit cost includes the following:
– the cost of pension benefits provided in exchange for employees’ services rendered during the year
– the interest cost of pension obligations
– the expected long-term return on pension fund assets based on a market-related value determined using a five-year moving average market value for equity securities and fair value for other asset classes
– gains or losses on settlements and curtailments
– the straight-line amortization of past service costs and plan amendments over the average remaining service period of approximately 12 years of the active employee group covered by the plans
– the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets at the beginning of the year over the average remaining service period of approximately 12 years of the active employee group covered by the plans.
The defined benefit plans obligations are determined in accordance with the projected benefit method prorated on services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
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
DISCLOSURE OF GUARANTEES
A guarantee is a contract or an indemnification agreement that contingently requires Domtar to make payments to the other party of the contract or agreement, based on changes in an underlying item that is related to an asset, a liability or an equity security of the other party or on a third party’s failure to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying item that is related to an asset, a liability or an equity security of the other party.
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
NOTE 2
Accounting changes
2005
CONSOLIDATION OF VARIABLE INTEREST ENTITIES
On January 1, 2005, Domtar adopted the new Canadian Institute of Chartered Accountants’ (CICA) Accounting Guideline No. 15 (AcG-15) “Consolidation of Variable Interest Entities.” AcG-15 has been revised to harmonize with the new Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46R) “Consolidation of Variable Interest Entities.” AcG-15 requires that an enterprise holding other than a voting interest in a variable interest entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. In addition, AcG-15 prescribes certain disclosures for VIEs that are not consolidated but in which an enterprise has a significant variable interest. Effective January 1, 2004, Domtar adopted FIN 46R on a U.S. GAAP basis. There was no initial impact on the consolidated financial statements under U.S. GAAP following the adoption of this guideline (Note 25). The adoption of this guideline has no impact on the consolidated financial statements under Canadian GAAP.
2004
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION
On January 1, 2004, Domtar adopted the new CICA Handbook Section 1100 “Generally Accepted Accounting Principles” recommendations and Section 1400 “General Standards of Financial Statement Presentation” recommendations. Section 1100 describes what constitutes GAAP and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP.
     Accordingly, Domtar reclassified delivery costs as well as countervailing and antidumping duties on exports of softwood lumber to the United States from “Sales” to “Cost of sales.” As of December 31, 2005, delivery costs amounted to $431 million (2004-$411 million; 2003-$345 million) and countervailing and antidumping duties amounted to $54 million (2004-$69 million; 2003-$45 million).
     The adoption of these recommendations had no other significant impact on the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
HEDGING RELATIONSHIPS
On January 1, 2004, Domtar adopted the new CICA Accounting Guideline No. 13 (AcG-13) “Hedging Relationships.”
This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. Since January 1, 2004, Domtar had in place all necessary hedge documentation to apply hedge accounting for interest rate swap contracts, forward foreign exchange contracts, foreign currency options and bunker oil and electricity swap contracts.
For the exposure to price risk associated with sales of NBSK pulp swap contracts, as well as old corrugated containers, unbleached kraft linerboard and semi-chemical medium paper swap contracts, Domtar does not meet the Canadian GAAP criteria for hedge effectiveness. As a result, Domtar accounts for these contracts at their fair value. The fair value of these contracts is re-evaluated each quarter and a gain or loss is recorded in the Consolidated earnings. Notwithstanding the fact that these commodity swap contracts do not meet the Canadian GAAP criteria under AcG-13, Domtar believes, from an operational and a cash flow point of view, that these contracts are effective in managing its risk. For the year ended December 31, 2005, a loss of $4 million, $0.02 per common share, is included in “Selling, general and administrative” expenses (2004-loss of $2 million, $0.01 per common share), representing the loss on the marked to market of the commodity swap contracts.
ASSET RETIREMENT OBLIGATIONS
On January 1,2004, Domtar adopted retroactively with restatement of prior periods the new CICA Handbook Section 3110 “Asset Retirement Obligations,” which requires entities to record a liability at fair value, in the period in which it incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate. Section 3110 is analogous to the requirements of Statement of Financial Accounting Standards (SFAS) 143 “Accounting for Asset Retirement Obligations,” which was adopted for U.S. GAAP purposes on January 1, 2003. Asset retirement obligations in connection with the adoption of Section 3110 were primarily linked to landfill capping obligations, asbestos removal obligations and demolition of certain abandoned buildings. For such assets, a liability is initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. The adoption of Section 3110 has decreased the December 31, 2003 retained earnings by $3 million, $0.01 per common share, decreased assets by $7 million and decreased liabilities by $4 million.
EMPLOYEE FUTURE BENEFITS
On January 1, 2004, the CICA amended Handbook Section 3461 “Employee Future Benefits” recommendations. Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004. Domtar adopted the amendments of Section 3461 and provided additional disclosures of the defined benefit pension plans and other employee future benefit plans in Notes 22 and 23, respectively.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 2. ACCOUNTING CHANGES (CONTINUED)
IMPAIRMENT OF LONG-LIVED ASSETS
On January 1, 2003, Domtar early adopted the new CICA Handbook Section 3063 “Impairment of Long-lived Assets” recommendations. These recommendations provide accounting guidance for the recognition, measurement and disclosure of impairment of long-lived assets, including property, plant and equipment and intangible assets with finite useful lives. They require the recognition of an impairment loss for a long-lived asset when events or changes in circumstances cause its carrying value to exceed the total undiscounted future cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. This change in accounting policy has been applied prospectively. Domtar reviews the carrying amount of the long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may be not recoverable through future operations (Note 3).
EXIT AND DISPOSAL ACTIVITIES
Disposal of long-lived assets and discontinued operations
Domtar prospectively adopted the revised CICA Handbook Section 3475 “Disposal of Long-lived Assets and Discontinued Operations” recommendations for disposal activities initiated on or after May 1, 2003, as required by the transitional provisions. These recommendations establish standards for the recognition, measurement, presentation and disclosure of disposals of long- lived assets, as well as for the presentation and disclosure of discontinued operations. The adoption of these recommendations had no significant impact on the December 31, 2003, consolidated financial statements.
Severance, termination benefits and costs associated with exit and disposal activities
Domtar prospectively adopted the CICA Emerging Issues Committee Abstract 134 (EIC-134) “Accounting for Severance and Termination Benefits” recommendations and Abstract 135 (EIC-135) “Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)” recommendations relating to exit or disposal activities initiated after March 31, 2003, as required by their transitional provisions. These recommendations provide guidance on the timing of recognition and measurement of liabilities, as well as disclosures for the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement and costs associated with an exit or disposal activity. Under these recommendations, liabilities for these costs are to be recognized in the period when they are incurred and measured at their fair value.
IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED
FINANCIAL INSTURMENTS
In April 2005, the CICA issued three new Handbook Sections in relation with financial instruments: Section 3855 “Financial Instruments-Recognition and Measurement,” Section 3865 “Hedges” and Section 1530 “Comprehensive Income.” These Sections apply to fiscal years beginning on or after October 1, 2006.
     Section 3855 expands on Handbook Section 3860 “Financial Instruments-Disclosure and Presentation,” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.
     Section 3865 provides alternative accounting treatments to those found in Section 3855 for entities who choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG-13 “Hedging Relationships,” and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.
     Section 1530 introduces a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements.
     The application of these new Handbook Sections for financial instruments is not expected to have a significant effect on Domtar’s financial position, earnings or cash flows but will require Domtar to present a new statement entitled “Comprehensive Income.”
IMPLICIT VARIABLE INTEREST
In October 2005, the CICA Emerging Issues Committee issued Abstract 157 (EIC-157) “Implicit Variable Interest under AcG-15.” EIC-157 clarifies that an implicit variable interest is an implied pecuniary interest in an entity that changes with changes in the fair value of that entity’s net assets exclusive of variable interest. An implicit variable interest is similar to an explicit variable

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
interest except that it involves the absorbing and/or receiving of variability indirectly from the entity, rather than directly. The determination of whether an implicit variable interest exists is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 will be effective for Domtar in the first quarter of 2006. EIC-157 is substantially the same as the new FASB Staff Position No. 46R-5 (FSP FIN 46R-5) “Implicit Variable Interests under FASB Interpretation No. 46R, Consolidation of Variable Interest Entities” under U.S. GAAP. Effective in the second quarter of 2005, Domtar adopted FSP FIN 46R-5 on a U.S. GAAP basis. There was no initial impact on the consolidated financial statements under U.S. GAAP following the adoption of these recommendations (Note 25). Domtar does not expect these recommendations to have an initial impact on its consolidated financial statements under Canadian GAAP.
EARNINGS PER SHARE
In November 2005, the CICA issued proposed amendments to Section 3500 “Earnings per Share.” Proposed Section 3500 has been revised to harmonize with amendments being made under U.S. GAAP to SFAS 128 “Earnings per Share.” The proposed amendments would require that shares that will be issued upon conversion of a mandatorily convertible instrument to be included in the weighted-average number of ordinary shares outstanding used in computing basic earnings per share from the date when conversion becomes mandatory. The proposed change will also amend the computational guidance in Section 3500 for calculating the number of incremental shares included in diluted earnings per share when applying the treasury stock method. Also, it would eliminate the provisions that allow an entity to rebut the assumption that contracts with the option of settling in either cash or common shares, at the issuer’s option, will be settled in common shares. The effective date will be determined upon issuance of the final standards, expected in the first quarter of 2006. However, the effective date should correspond with the effective date of SFAS 128. The application of the proposed amendments of Section 3500 is not expected to have a significant effect on Domtar’s calculation of earnings per share.
NOTE 3
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
     During the fourth quarter of 2005, as a result of operating losses, Domtar conducted Step I impairment tests on most of the Canadian Pulp and Paper manufacturing facilities, the Wood segment and three mills in the Packaging segment.
     Estimates of future cash flows used to test the recoverability of a long-lived asset included key assumptions related to trend prices and the 10 to 20 years forecasted exchange rate for the U.S. dollar. Other significant assumptions are the estimated useful life of the long-lived assets and the effect of the ongoing softwood lumber dispute with the United States.
     The trend prices were based on an analysis of external price trends, including Resource Information Systems, Inc. (RISI), as well as normalized pulp, paper, wood and unbleached kraft linerboard pricing over a business cycle at the mills subjected to the impairment tests.
     The forecasted Canadian-U.S. foreign exchange rate assumptions were based on independent market information, as well as analysis of historical data, trends and cycles. Management expects the 10 to 20 years average rate to be between CAN$1.00 =US$0.74 and CAN$1.00 = US$0.75.
     Domtar concluded that the recognition of an impairment loss for the business units analyzed was not required.
     Certain pulp and paper and packaging mills as well as the Wood segment are particularly sensitive to the key assumptions. Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is reasonably possible that changes in future conditions may lead management to use different key assumptions, which could require a material change in the net carrying amount of these assets. The total net carrying amount of these mills was $750 million as at December 31, 2005.
     As a result of the impairment tests performed in December 2003, Domtar recorded an impairment loss of $201 million related to the impairment of the Lebel-sur-Quévillon pulp mill.
     In the Step II test, performed in 2003 on the Lebel-sur-Quévillon pulp mill only, the assumptions used to determine the discounted future cash flows (fair value) of the business unit were the same as those used in the Step I tests, except that future cash flows used were on an after-tax basis and were discounted at the risk-adjusted weighted average cost of capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

 Domtar Inc.
2005
Annual Report
NOTE 4
 United States dollar amounts
The consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2005 consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the year-end rate of CAN$1.00 = US$0.8577. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.
NOTE 5
Business acquisitions

2005	2004	2003

In 2005, Norampac acquired businesses for a cash consideration of $75 million (the Corporation’s proportionate share being $38 million).	In 2004, Norampac acquired businesses for a cash consideration of $36 million (US$28 million) (the Corporation’s proportionate share being $18 million (US$14 million)).	In 2003, Norampac acquired businesses for a cash consideration of $21 million (US$14 million) and a transfer of assets of $12 million (US$8 million) (the Corporation’s proportionate share being $11 million (US$7 million) and $6 million (US$4 million), respectively).

GOODWILL	GOODWILL	GOODWILL
In 2005, goodwill increased by $8 million, consisting of a $10 million increase related to business acquisitions completed by Norampac and a $2 million decrease related to foreign currency exchange rate changes.
	In 2004, goodwill increased by $7 million related to business acquisitions completed by Norampac.	In 2003, goodwill decreased by $2 million, consisting of a $2 million increase related to business acquisitions completed by Norampac and a $4 million decrease related to foreign currency exchange rate changes.

NOTE 6
 Closure and restructuring costs
In 2005, Domtar’s management announced a series of targeted measures aimed at returning the Corporation to profitability. The plan includes closures of the Cornwall and Ottawa, Ontario paper mills, the Grand-Remous and Malartic, Quebec sawmills, the sale of the Vancouver, British Columbia paper mill and cost-cutting initiatives. This workforce reduction and restructuring plan is in addition to the plans announced in 2004, which covered the Corporation’s paper and merchant operations in Canada and the United States. The total charge for the year ended December 31, 2005 amounted to $416 million (2004–$42 million), including severance and termination costs of $66 million (2004–$39 million), $302 million (2004–nil) related to the write-down of property, plant and equipment to their estimated net realizable value, $19 million (2004–nil) related to the write-down of certain inventory items and spare parts to their net recoverable amounts, $11 million (2004–nil) for environmental costs, a reversal of $3 million (2004–nil) related to a revision of estimates regarding asset retirement obligations, $12 million (2004–$2 million) for pension curtailment costs, and $6 million (2004–nil) of other closure related costs. In addition, training costs of $3 million were incurred for the year ended December 31, 2005 (2004–$1 million). Further costs related to the plans expected to be incurred over 2006 and thereafter include pension settlement costs of $58 million, other employee related costs of $5 million, dismantling costs of $12 million, and various other costs of $2 million, which will be expensed as incurred. As at December 31, 2005, the balance of the provision was $94 million (2004–$32 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
Estimates of cash flows and fair value relating to closures and restructurings require judgment. Closure and restructuring costs are based on management’s best estimates of future events at December 31, 2005. Closure costs and restructuring estimates are dependent on future events. Although Domtar does not anticipate significant changes, the actual costs may differ from these estimates due to subsequent developments such as the results of environmental studies, the ability to find a buyer for assets set to be dismantled and demolished and other business developments. As such, additional costs and further working capital and property, plant and equipment write-downs may be required in future periods.
     In 2005, Norampac’s management decided to permanently shut down one paper machine at its Red Rock, Ontario containerboard plant and also decided to close three corrugated products plants located in Concord, Ontario, Montreal, Quebec and Buffalo, New York. The total charge for the year ended December 31, 2005, representing the Corporation’s proportionate share, amounted to $17 million, including severance and termination costs of $5 million, $9 million related to the write-down of property, plant and equipment to their estimated net realizable value, $1 million related to the write-down of certain inventory items and spare parts to their net recoverable amounts, $1 million for pension curtailment costs and $1 million for other closure related costs. As at December 31, 2005, the balance of the provision was $2 million, representing the Corporation’s proportionate share.
     In 2004, Domtar sold the St. Catharines, Ontario paper mill, which was closed in 2002, for $1 million to a third party who agreed to purchase it in its existing state. As such, the majority of the remaining closure cost provision was reversed, leaving a balance of $1 million (2004–$1 million) as at December 31, 2005, representing the remaining severance and commitments and contingencies related to environmental matters.
     In 2004, Domtar’s management decided to permanently shut down the sawmill located in Chapleau, Ontario, resulting in a charge of $14 million in December 2004, including $11 million related to the write-down of property, plant and equipment to their estimated net realizable value and $3 million related to a provision for severance and related costs. As at December 31, 2005, the balance of the provision was $2 million.
     In 2003, Domtar’s management decided to permanently shut down one paper machine at the Vancouver, British Columbia paper mill. The decision to close the paper machine resulted in a charge of $29 million in December 2003, including $23 million related to the write-down of property, plant and equipment to their estimated net realizable value, $5 million related to a provision for severance and related costs, which were contractual obligations as at the time of the decision, and $1 million related to the write-down of certain inventory items and spare parts to their net recoverable amounts. Further costs of $1 million related to the dismantling of the paper machine, net of salvage proceeds, were recorded in the second quarter of 2004, as well as a provision reversal of $2 million regarding severance and related costs. As at December 31, 2005, the balance of the provision was nil (2004-$2 million).
     The following table provides a reconciliation of all closure and restructuring cost provisions for the years ended December 31, 2005 and 2004:

	2005	2005	2004

	US$	$	$
	(NOTE 4)

Balance at beginning of year	33	38	13
Severance payments	(29)	(34)	(12)
Reversal of provision	(1)	(1)	(10)
Proceeds on disposition	—	—	1
Other	1	1	—
Additions
Labor costs	72	84	45
Environmental costs	9	11	—
Dismantling costs	—	—	1

Balance at end of year	85	99	38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 7
 Financing expenses

	2005	2005	2004	2003

	US$	$	$	$
	(NOTE 4)

Interest on long-term debt	137	160	160	158
Exchange gains on long-term debt	(5)	(6)	(5)	(9)
Receivables securitization	7	8	6	12
Net interest recoveries related to interest rate swap contracts	—	—	(2)	(2)
Refinancing expenses [a]	6	7	—	17
Amortization of deferred net gain on early settlements of interest rate swap contracts	(12)	(14)	(14)	(4)
Amortization of debt issue costs and other	3	3	7	1

	136	158	152	173
Less: Income from short-term investments	2	2	1	1
Capitalized interest	1	1	3	3

	133	155	148	169

Cash payments (cash receipts)
Interest, net of interest income and amounts capitalized	124	145	156	160
Net cash receipts related to interest rate swap contracts	—	—	(20)	—

	124	145	136	160

a	The Corporation recorded $7 million (US$6 million) for a call premium paid to redeem the 8.75% notes. The Refinancing expenses for the year ended December 31, 2003 include $10 million representing Domtar’s proportionate share of Norampac’s debt refinancing expenses and $7 million representing the Corporation’s debt refinancing expenses.
NOTE 8
Income taxes
The following table provides a reconciliation of income taxes computed at the Canadian statutory rate to income tax recovery presented on the Consolidated earnings:

	2005	2005	2004	2003

	US$	$	$	$
	(NOTE 4)

Combined basic Canadian federal and provincial tax rate (statutory income tax rate)	33.6%	33.6%	33.7%	35.2%
Income tax recovery based on statutory income tax rate	(177)	(206)	(32)	(92)
Large corporation tax	3	4	6	6
Canadian manufacturing and processing activities	4	5	1	5
Foreign rate differential	(20)	(23)	(25)	(18)
Reassessment of prior years by tax authorities	(8)	(10)	(4)	—
Impact of increase in income tax rate on future income taxes	8	9	—	31
Other	(3)	(4)	2	1

Income tax recovery	(193)	(225)	(52)	(67)

Income tax expense (recovery)
Current	11	13	23	14
Future	(204)	(238)	(75)	(81)

	(193)	(225)	(52)	(67)

Net cash payments for income taxes in 2005, net of cash receipts, amounted to $6 million (2004–payments amounted to $9 million; 2003–receipts amounted to $1 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
The following table provides the geographic distribution of the income tax expense (recovery):

	2005	2005	2004	2003

	US$	$	$	$
	(NOTE 4)
Earnings (loss) before income taxes
Canada	(572)	(667)	(213)	(361)
Foreign	46	54	119	101

	(526)	(613)	(94)	(260)

Current income taxes
Canada	5	6	11	12
Foreign	6	7	12	2

	11	13	23	14

Future income taxes
Canada	(186)	(217)	(63)	(96)
Foreign	(18)	(21)	(12)	15

	(204)	(238)	(75)	(81)

COMPONENTS OF FUTURE INCOME TAX ASSETS AND LIABILITIES	2005	2005	2004
	US$	$	$
	(NOTE 4)

Future income tax assets
Accounting provisions not deductible for tax purposes	57	66	83
Losses and other deductions carryforward	457	533	358
Deferred credits	28	33	44
Capital losses carryforward	—	—	11

	542	632	496

Future income tax liabilities
Property, plant and equipment	(674)	(786)	(890)
Pension and other employee future benefit plans	(19)	(22)	(17)
Impact of foreign exchange on long-term debt	(51)	(60)	(55)
Other	(5)	(6)	(4)

	(749)	(874)	(966)

Total net future income tax liability	(207)	(242)	(470)

Net current future income tax asset	33	38	87
Net non-current future income tax asset	15	18	—
Net current future income tax liability	(5)	(6)	—
Net non-current future income tax liability	(250)	(292)	(557)

	(207)	(242)	(470)

As at December 31, 2005, Domtar had federal net operating losses carryforward of $1,315 million. These federal net operating losses carryforward are set to expire between 2010 and 2025.
NOTE 9
Earnings (loss) per share
The basic net earnings (loss) per share is computed by dividing the net earnings (loss) applicable to common shares by the weighted average number of common shares outstanding during the year.
     The diluted net earnings (loss) per share is computed by dividing the net earnings (loss) applicable to common shares by the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options and share purchase loans. The diluted net earnings (loss) per share is calculated using the treasury method, as if

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

 Domtar Inc.
2005
Annual Report
all common share equivalents had been exercised at the beginning of the year, or the date of the issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of Domtar at the average trading price of the common shares during the year. Stock options to purchase common shares are not included in the computation of diluted net earnings (loss) per share in years when net losses are recorded given that they are anti-dilutive.
The following table provides the reconciliation between basic and diluted loss per share:

	2005	2005	2004	2003
	US$	$	$	$
	(NOTE 4)

Net loss	(333)	(388)	(42)	(193)
Dividend requirements of preferred shares	1	1	1	2

Net loss applicable to common shares	(334)	(389)	(43)	(195)
Weighted average number of common shares outstanding (millions)	229.7	229.7	228.7	227.3
Effect of dilutive stock options (millions)	—	—	—	—

Weighted average number of diluted common shares outstanding (millions)	229.7	229.7	228.7	227.3

Basic loss per share (in dollars)	(1.45)	(1.69)	(0.19)	(0.86)
Diluted loss per share (in dollars)	(1.45)	(1.69)	(0.19)	(0.86)

The following table provides the securities that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for the periods presented:

Number of shares:	2005	2004	2003
Options	4,833,126	5,306,553	5,688,264
Bonus shares	136,675	226,693	211,786
Rights	84,500	84,500	46,000

NOTE 10
Receivables

	2005	2005	2004

	US$	$	$
	(NOTE 4)

Trade receivables	119	139	67
Subordinate interest in securitized receivables	93	108	112
Less: Allowance for doubtful accounts	(12)	(14)	(16)

	200	233	163
Silvicultural credits receivable	5	6	13
Sales taxes receivable	12	14	17
Other receivables	35	41	33

Receivables	252	294	226

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
Domtar retains responsibility for servicing the receivables sold but does not record a servicing asset or liability as the fees received by Domtar for this service approximate the fair value of the services rendered.
     In 2005, a net charge of $8 million (2004–$6 million; 2003–$12 million) resulted from the programs described below and was included in “Financing expenses.”
U.S. ACCOUNTS RECEIVABLE PROGRAM
In January 2002, Domtar entered into an agreement, which was renewed in December 2004 and was scheduled to mature in December 2005, for the securitization of U.S. receivables for a maximum cash consideration of $204 million (US$175 million). The agreement has been extended by the administrator of the program pending its renewal.
     In addition, the condition to maintain certain required credit ratings was waived. As at February 22, 2006. Domtar expects to finalize in a near future, a new three-year agreement, that would include both U.S. and Canadian receivables. The maximum cash consideration that can be received from the sale of receivables under the new combined agreement is $222 million (US$190 million).
     At December 31, the following balances were outstanding under this program:

		2005		2004

	$	US$	$	US$
Receivables sold	271	232	267	222
Senior beneficial interest held by third parties	(163)	(140)	(178)	(148)

Subordinate interest in securitized receivables retained by Domtar	108	92	89	74

In 2005, the net cash outflow from the sale of senior beneficial interests in the U.S. receivables was $9 million (US$8 million) (2004–cash inflow $17 million (US$14 million); 2003–cash inflow $13 million (US$10 million)) and was included in the Consolidated cash flows as a use or source of cash from receivables.
CANADIAN ACCOUNTS RECEIVABLE PROGRAM
In December 2000, Domtar entered into an agreement, which was renewed in December 2003, for the securitization of Canadian receivables for a maximum cash consideration of $75 million. On December 15, 2005, the parties agreed not to renew the agreement, which was set to expire in December 2005.
     At December 31, the following balances were outstanding under this program:

	2005	2004

	$	$
Receivables sold	—	81
Senior beneficial interest held by third parties	—	(58)

Subordinate interest in securitized receivables retained by Domtar	—	23

In 2005, the net cash outflow from the sale of senior beneficial interests in the Canadian receivables was $58 million (2004–cash inflow of $5 million; 2003–cash outflow of $13 million) and was included in the Consolidated cash flows as a use or source of cash from receivables.
NOTE 11
Inventories

	2005	2005	2004

	US$	$	$
	(NOTE 4)
Work in process and finished goods	322	376	390
Raw materials	156	182	157
Operating and maintenance supplies	135	157	176

	613	715	723

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 12
Property, plant and equipment

2005				2005	2004

	NET			NET			NET
	CARRYING		ACCUMULATED	CARRYING		ACCUMULATED	CARRYING
	AMOUNT	COST	AMORTIZATION	AMOUNT	COST	AMORTIZATION	AMOUNT

	US$	$	$	$	$	$	$
	(NOTE 4)
Machinery and equipment	2,505	5,604	2,683	2,921	5,559	2,191	3,368
Buildings	407	979	504	475	969	449	520
Timber limits and land	154	209	30	179	209	31	178
Assets under construction	51	59	—	59	149	—	149

	3,117	6,851	3,217	3,634	6,886	2,671	4,215

As at December 31, 2005, a net carrying amount of $7 million (2004–$6 million) included in Buildings is held under capital leases ($9 million for cost (2004–$8 million) and $2 million for accumulated amortization (2004–$2 million)) and a net carrying amount of $4 million (2004–$4 million) included in Timber limits and land is held under capital leases.
NOTE 13
Other assets

	2005	2005	2004

	US$	$	$
	(NOTE 4)
Accrued benefit asset–defined benefit pension plans (note 22)	175	204	183
Investment tax credits receivable	28	33	26
Unamortized debt issue costs	20	23	18
Future income tax assets	15	18	—
Investments and advances	10	12	15
Discount on long-term debt	9	10	11
Other	8	9	12

	265	309	265

NOTE 14
Trade and other payables

	2005	2005	2004

	US$	$	$
	(NOTE 4)
Trade payables	287	335	386
Payroll-related accruals	102	119	118
Accrued interest	34	40	33
Payables on capital projects	7	8	10
Rebates accruals	13	15	13
Accrued benefit liability–defined benefit pension plans (note 22)	2	2	—
Accrued benefit liability–other employee future benefit plans (note 23)	5	6	6
Provision for environment and other asset retirement obligations (note 17)	18	21	21
Closure and restructuring costs excluding costs for defined benefit pension plans and site remediation (note 6)	64	75	36
Other	26	30	24

	558	651	647

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 15
Long-term debt

	MATURITY	2005	2005	2004

		US$	$	$
		(NOTE 4)
The Corporation
Unsecured debentures and notes
8.75% Notes (2005–nil; 2004–US$150)	2006	—	—	181
10% Debentures	2011	70	82	82
7.875% Notes (2005 and 2004–US$600)	2011	600	700	722
5.375% Notes (2005 and 2004–US$350)	2013	350	408	421
7.125% Notes (2005–US$400; 2004–nil)	2015	400	466	—
9.5% Debentures (2005 and 2004–US$125)	2016	125	146	150
10.85% Debentures	2017	65	75	75
Unsecured term loan (2005–nil; 2004–US$71)	2006	—	—	86
Unsecured revolving credit facility	2010	137	160	135
Capital lease obligations	2028	10	11	11
Other		4	5	7

		1,761	2,053	1,870

Norampac
Unsecured notes
6.75% Notes (2005 and 2004–US$125)	2013	125	146	150
Secured revolving credit facility
(2005–CAN$49 and €7; 2004–CAN$9 and €l)	2008	50	58	10
Other		2	2	4

		177	206	164

		1,938	2,259	2,034
Less: Due within one year		2	2	8

		1,936	2,257	2,026

As at December 31, 2005, principal long-term debt repayments, including capital lease obligations, in each of the next five years amounted to:

2006	2007	2008	2009	2010

$	$	$	$	$
2	2	59	3	160

THE CORPORATION
Unsecured debentures and notes
On August 5, 2005, the Corporation issued $487 million (US$400 million) 7.125% notes due in 2015 at an issue price of $482 million (US$396 million). The gross proceeds from the sale of the notes was used to redeem the 8.75% notes due in August 2006 for an amount of approximately $176 million (US$150 million) and to repay most of the unsecured revolving credit facility then outstanding. Issuance expenses for the new notes of $5 million (US$4 million) were deferred and will be amortized over the duration of the notes.
     In the first quarter of 2004, the Corporation terminated, prior to maturity, its interest rate swap contracts entered into in 2003. As described in Note 19, these swap contracts had been designated as hedges of the fair value of a portion of the interest payments on the 5.375% notes payable.
     The 10% and 10.85% debentures each have purchase fund requirements, whereby the Corporation undertakes to make all reasonable efforts to purchase quarterly, for cancellation, a portion of the aggregate principal amount of the debentures at prices not exceeding par.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 15. LONG-TERM DEBT (CONTINUED)
Bank facility
On March 3, 2005, the Corporation entered into a new five-year unsecured revolving credit facility of US$700 million. This amount was reduced to US$600 million pursuant to an amendment to this facility in November 2005. This new facility replaced the prior credit facility, which consisted of a US$500 million unsecured revolving credit facility and a US$70 million unsecured term loan that was scheduled to mature in August 2006.
     Borrowings under this new unsecured revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or U.S. dollar LIBOR rate or on the Canadian or U.S. prime rate, each with an added spread that varies with Domtar’s credit rating. This new credit facility also requires commitment fees that vary with Domtar’s credit rating.
     As at December 31, 2005, $175 million (2004–$135 million) of borrowings under the new unsecured revolving credit facility were outstanding, of which $15 million (2004–nil) were in the form of overdraft and included in “Bank indebtedness,” and $160 million (2004–$135 million) were included in “Long-term debt.” In addition, as at December 31, 2005, the Corporation had outstanding letters of credit pursuant to this bank credit for an amount of $21 million (2004–$10 million). The Corporation also has other outstanding letters of credit for an amount of $5 million (2004–$3 million). A provision of $4 million (2004–$5 million) was recorded related to letters of credits.
     In 2005, the interest rates on outstanding borrowings under the bank facilities ranged from 3.21% to 7.25% (2004–from 2.34% to 4.55%).
     The Corporation’s borrowing agreements contain restrictive covenants. In particular, the Corporation’s bank facility requires compliance with certain financial ratios on a quarterly basis.
     Certain debt agreements require the Corporation to indemnify the parties in the event of changes in elements such as withholding tax regulations. As the nature and scope of such indemnifications are contingent on future events, none of which can be foreseen as at December 31, 2005, and the structure of such transactions makes these events unlikely, no provisions have been recorded in the consolidated financial statements.
NORAMPAC
Norampac’s debt is non-recourse to the Corporation. The following amounts represent the Corporation’s proportionate share.
Unsecured notes
The 6.75% unsecured notes issued in 2003 are redeemable in whole or in part at Norampac’s option under certain conditions and subject to payment of a redemption premium.
Bank facility
Norampac has a five-year secured revolving credit facility of $175 million maturing in 2008. The revolving credit facility is secured by all the inventories and receivables of Norampac Inc. and its North American subsidiaries and by property, plant and equipment at two of its containerboard mills and three of its converting facilities. Also, this facility requires compliance with certain covenants. As at December 31, 2005, the Corporation’s proportionate share of assets secured under this revolving credit facility relating to receivables, inventories and property, plant and equipment amounted to $98 million (2004–$97 million), $69 million (2004–$69 million) and $223 million (2004–$218 million), respectively. Borrowings under this credit facility bear interest at floating rates plus a borrowing margin based on Norampac’s credit rating. Standby fees are payable on Norampac’s available unused credit lines at an annual rate that varies according to Norampac’s credit rating.
     As at December 31, 2005, $58 million (2004–$10 million) of borrowings under the secured revolving credit facility were outstanding. In addition, as at December 31, 2005, Norampac had outstanding letters of credit pursuant to this bank credit for an amount of $4 million (2004–$6 million). No provision was recorded related to outstanding letters of credits.
     In 2005, the interest rates on outstanding borrowings under the revolving credit facility ranged from 3.44% to 5.56% (2004–from 3.04% to 3.69%).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 16
Other liabilities and deferred credits

	2005	2005	2004

	US$	$	$
	(NOTE 4)
Other liabilities
Accrued benefit liability–other employee future benefit plans (note 23)	81	94	88
Accrued benefit liability–defined benefit pension plans (note 22)	26	30	32
Provision for contracts assumed	1	1	4
Provision for environment and other asset retirement obligations	36	42	36
Other	38	44	38

Deferred credits
Deferred gain on contribution of net assets to Norampac	29	34	39
Deferred net gain on early settlements of interest rate swap contracts	20	24	39
Deferred foreign exchange gain on translation of long-term debt[a]	41	48	48
Investment tax credits and other	12	14	19

	284	331	343

a	In 2006, $7 million of the gain will be recognized to earnings and the remaining $41 million will be recognized to earnings in 2016.
ASSET RETIREMENT OBLIGATIONS
     The asset retirement obligations are principally linked to landfill capping obligations, asbestos removal obligations and demolition of certain abandoned buildings. As at December 31, 2005, Domtar has estimated the net present value of its asset retirement obligations to be $23 million (2004–$25 million); the present value was based on probability weighted undiscounted cash flows of $41 million (2004–$37 million). The majority of asset retirement obligations are estimated to be settled prior to December 31, 2025. However, some settlement scenarios call for obligations to be settled as late as December 31, 2040. Domtar’s credit adjusted risk-free rates were used to calculate the net present value of the asset retirement obligations. The rates used vary between 4.25% and 9.40%, based on the prevailing rate at the moment of recognition of the liability and on its settlement period.
     The following table reconciles Domtar’s asset retirement obligations:

	2005	2005	2004

	US$	$	$
	(NOTE 4)
Asset retirement obligations, beginning of year	21	25	26
Liabilities incurred during the year	2	2	1
Revisions to estimated cash flows	(1)	(1)	(2)
Revisions to estimated cash flows related to restructurings (note 6)	(2)	(3)	—
Liabilities settled during the year	—	—	(1)
Accretion expense	1	1	2
Effect of foreign currency exchange rate change	(1)	(1)	(1)

Asset retirement obligations, end of year	20	23	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 17
Commitments and contingencies
ENVIRONMENT
Domtar is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities.
     In 2005, Domtar’s operating expenditures for environmental matters, as described in Note 1, amounted to $68 million (2004–$69 million; 2003–$70 million).
     Domtar made capital expenditures for environmental matters of $17 million in 2005 (2004–$22 million; 2003–$7 million) for the improvement of air emissions, effluent treatment and remedial actions to address environmental compliance. At this time, Domtar cannot reasonably estimate the additional capital expenditures that may be required. However, management expects any additional required expenditure would not have a material adverse effect on Domtar’s financial position, earnings or cash flows.
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
     As at December 31, 2005, Domtar had a provision of $63 million (2004–$57 million) for environmental matters and other asset retirement obligations. Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, management believes that such additional remediation costs would not have a material adverse effect on Domtar’s financial position, earnings or cash flows.
     In addition, the pulp and paper industry in the United States is subject to Cluster Rules and Boiler Maximum Achievable Control Technology (MACT) Rules that further regulate effluent and air emissions. Domtar complies with all present regulations and anticipates spending approximately $17 million over the next two years to meet such requirements.
     As at December 31, 2005, anticipated payments in each of the next five years were as follows:

	2006	2007	2008	2009	2010	thereafter	total

	$	$	$	$	$	$	$
Environmental provision and other asset retirement obligations	21	5	5	4	3	25	63
Cluster Rules obligation	8	—	—	—	—	—	8
Boiler MACT Rules obligation	5	4	—	—	—	—	9

CONTINGENCIES
In the normal course of operations, Domtar becomes involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims, and labor issues. While the final outcome with respect to actions outstanding or pending as at December 31,2005 cannot be predicted with certainty, it is management’s opinion that their resolution will not have a material adverse effect on Domtar’s financial position, earnings or cash flows.
     In April 2003, the Canadian Competition Bureau began an investigation of Canada’s major distributors of carbonless paper and other fine paper products, including Domtar. In December 2005, Domtar recorded a $12.5 million charge under “Selling, general and administrative” expenses relating to a legal settlement with regards to the sales of carbonless paper in Ontario and Quebec in a one-year period during part of 1999 and 2000.
E.B. EDDY ACQUISITION
On July 31, 1998, Domtar acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of the Corporation in specified circumstances, the Corporation may have had to pay up to a maximum of $120 million, an amount which is gradually declining over a 25-year period. As at December 31, 2005, the maximum amount of the purchase price adjustment was $110 million. No provision was recorded for this potential purchase price adjustment.
LEASE AND OTHER COMMERCIAL COMMITMENTS
The Corporation has entered into operating leases for property, plant and equipment. The Corporation also has commitments to purchase property, plant and equipment, roundwood, wood chips, gas, electricity and certain chemicals. Minimum future payments under these operating leases and other commercial commitments, determined as at December 31, 2005, were as follows:

	2006	2007	2008	2009	2010	thereafter	total

	$	$	$	$	$	$	$
Operating leases	24	16	11	8	7	19	85
Other commercial commitments	87	40	33	24	9	18	211

Total operating lease expense amounted to $35 million in 2005 (2004–$38 million; 2003–$38 million).
     Norampac has entered into operating leases for property, plant and equipment. Norampac also has commitments to purchase property, plant and equipment, gas, electricity and steam. The Corporation’s proportionate share of Norampac’s minimum future payments under these operating leases and other commercial commitments, determined as at December 31, 2005, were as follows:

	2006	2007	2008	2009	2010	thereafter	total

	$	$	$	$	$	$	$
Operating leases	6	5	4	3	2	5	25
Other commercial commitments	38	26	23	15	13	54	169

The Corporation’s proportionate share of Norampac’s total operating lease expense amounted to $7 million in 2005 (2004–$7 million; 2003–$8 million).
GUARANTEES
Indemnifications
In the normal course of business, the Corporation offers indemnifications relating to the sale of its businesses and real estate. In general, these indemnifications may relate to claims from past business operations, the failure to abide by covenants and the breach of representations and warranties included in the sales agreements. Typically, such representations and warranties relate to taxation, environmental, product and employee matters. The terms of these indemnification agreements are generally for an unlimited period of time. As at December 31, 2005, the Corporation is unable to estimate the potential maximum liabilities for these types of indemnification guarantees as the amounts are contingent upon the outcome of future events, the nature and likelihood of which cannot be reasonably estimated at this time. Accordingly, no provisions have been recorded. These indemnifications have not yielded significant expenses in the past.
Leases
The Corporation has guaranteed to various lessors $8 million of the residual value of its assets under operating leases with expiry dates in 2006. If the fair value of the assets at the end of the lease terms are lower than the residual values guaranteed, the Corporation would be held liable for the shortfall. The Corporation reviews its guarantees relative to the residual value and records anticipated losses as a charge included in “Selling, general and administrative” expenses. As at December 31, 2005, the Corporation recorded approximately $1 million (2004–nil) of provision relating to anticipated shortfall in the fair value of the assets, based on the likelihood that the guarantees will be exercised.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 18
Stated capital and stock based compensation
PREFERRED SHARES
The outstanding preferred shares at December 31, were as follows:

	2005		2005		2004
	US$	NUMBER		NUMBER
	(NOTE 4)	OF SHARES	$	OF SHARES	$
Preferred shares
Series A	2	68,176	2	69,576	2
Series B	29	1,350,000	34	1,470,000	37

	31		36		39

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
     The Series B Preferred shares are non-voting and redeemable at the Corporation’s option at $25.00 per share. These shares carry a cumulative cash dividend equivalent to 72% of the bank prime interest rate.
     The Corporation has undertaken to make all reasonable efforts to purchase quarterly, for cancellation, 1% of the number of Series A and Series B Preferred shares outstanding on April 2, 1992, at prices not exceeding $25.00 per share. In connection therewith, preferred shares purchased for cancellation were as follows:

		2005		2004		2003

	NUMBER	AVERAGE PRICE	NUMBER	AVERAGE PRICE	NUMBER	AVERAGE PRICE
	OF SHARES	PER SHARE	OF SHARES	PER SHARE	OF SHARES	PER SHARE
		$		$		$
Series A	1,400	25.00	—	—	—	—
Series B	120,000	22.57	120,000	24.68	120,000	23.48

COMMON SHARES
The Corporation is authorized to issue an unlimited number of common shares. In 2005, a cash dividend of $0.24 per share was paid on these shares (2004–$0.24 per share; 2003–$0.215 per share). The changes in the number of outstanding common shares and their aggregate stated value from January 1, 2003 to December 31, 2005 were as follows:

	2005		2005		2004		2003

		NUMBER		NUMBER		NUMBER
	US$	OF SHARES	$	OF SHARES	$	OF SHARES	$
	(NOTE 4)
Balance at beginning of year	1,533	230,237,356	1,788	228,860,806	1,768	227,680,352	1,752
Shares issued
Stock option and share purchase plans	6	730,134	7	1,376,550	20	1,180,454	16

Balance before share purchase financing agreements	1,539	230,967,490	1,795	230,237,356	1,788	228,860,806	1,768
Share purchase financing agreements	(10)	(845,770)	(12)	(947,105)	(13)	(922,994)	(12)

Balance at end of year	1,529	230,121,720	1,783	229,290,251	1,775	227,937,812	1,756

Book value per common share at end of year	5.87		6.84		8.75		9.34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
Book value per common share is the sum of the stated value of common shares, contributed surplus, retained earnings and accumulated foreign currency translation adjustments divided by the number of common shares outstanding at year-end.
     As at December 31, 2005, the Corporation had a receivable from its employees of $12 million (2004–$13 million; 2003–$12 million) related to share purchase loans granted to them. These shares are held in trust as security for the loans that are interest bearing at the dividend rate and with defined repayment terms not exceeding 10 years. At the end of the year, there were 845,770 shares (2004–947,105 shares;
2003–922,994 shares) held in trust with respect to employee loans for which the market value was $6.71 (2004–$14.50; 2003–$16.25) per share. These loans were included as a reduction of “Common shares.”
RESTRICTED STOCK PLAN
The Restricted Stock Plan (RSP) was introduced in 2005. Under the RSP, Domtar’s common shares may be granted to executives and other key employees. The Corporation or a trustee selected by the Corporation at its discretion will acquire, on the secondary market, the number of common shares granted. The common shares granted pursuant to the RSP shall be held in trust for the benefit of the participant with a trust company selected by the Corporation at its sole discretion for a period which may not exceed three years from the date of each grant. At the end of the restricted period, and provided that the participant has remained in continuous employment with the Corporation since the date of grant, the participant will be entitled to receive a share certificate representing 1) the number of shares of the initial grant, and 2) the additional shares accumulated in the participant’s account by reinvestment of dividends, if any. During the restricted period, no participant shall be entitled to exercise voting rights or any other rights attaching to the ownership of the shares, nor shall any participant be considered the beneficial owner of any shares until they become fully vested upon termination of the applicable restricted period.
     During the year, 394,080 common shares were acquired and are held in trust pursuant to the RSP. The total expense recognized in Domtar’s results of operations related to these common shares amounted to $1 million in 2005.
EXECUTIVE STOCK OPTION AND SHARE PURCHASE PLAN
Under the Executive Stock Option and Share Purchase Plan (Plan), options may be granted to selected eligible employees. Options are granted at a price equal to the market value on the day immediately preceding the date the options were granted and expire 10 years after the date of the grant. Normally, one quarter of the options may be exercised at each anniversary date of the grant. In 2005, the rights feature of the Plan was eliminated. Previously granted rights are not affected by this measure. The actual granted rights permitted eligible employees to purchase shares at 90% of the quoted market value on the day immediately preceding the date the rights were granted, and provide for a one-for-four bonus share to be issued on the third anniversary date of the grant of the rights.
     In 2005, a new feature was introduced to the Plan for all grants starting with 2005 going forward. Options granted before 2005 are not affected by this new feature. Pursuant to this new feature, the granted stock options will vest in four increments of 25% on each anniversary date of the grant. When vested, the relevant annual portion will be available for exercise provided the price of Domtar’s common shares on the exercise date has increased by at least 20% over the grant price. Upon exercise, 60% of the difference between the fair value of Domtar’s common shares at the time of exercise and the grant price must be converted in common shares of Domtar, which must be held by the participant for at least 12 months after the date of exercise. Any annual portion that has not been exercised on or before the expiry date of the option will automatically lapse on such expiry date. The options have been granted for a period of six years and will expire in February 2011, subject to the terms and conditions of the Plan.
     In 2003, a new performance feature was introduced to the Plan for all grants starting with 2003 going forward. Options granted before 2003 are not affected by this new feature. Pursuant to this new feature, the granted stock options will vest in four increments of 25 % on each anniversary date of the grant, provided the performance of Domtar’s common share price is equal to or exceeds the average performance of an index composed of the S&P 500 Materials (U.S.) index (50%) and the S&P/TSX Materials (Canada) index (50%). On each anniversary date of the grant, the average closing price of Domtar’s common shares, during the 20 consecutive trading days on the Toronto Stock Exchange immediately preceding each anniversary date of the grant, is used to measure the performance of Domtar’s common share price and is compared to the average performance of the index during the same reference period. The relevant annual portion only vests on a given anniversary date if the performance of Domtar’s common share price equals or exceeds the average index during the relevant reference period. Should this not be the case, the annual portion will not vest but may vest on any following anniversary date if the foregoing test, applied on a cumulative basis, is satisfied on a subsequent anniversary date over the vesting period of four years. Any annual portion which has not vested on or before the end of the vesting period of the option will automatically lapse on the expiry date. The new performance options have a term of 10 years and will expire in February 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 18. STATED CAPITAL AND STOCK BASED COMPENSATION (CONTINUED)
In 2001, all of the 900,000 performance options granted to the members of the Management Committee in March 1997 became void as a result of not meeting the specified conditions to exercise the options based on the market value of the Domtar’s common shares. A new performance option program was then approved in June 2001, and 1,050,000 stock options were granted to members of the Management Committee. Pursuant to this grant, and except in certain specified circumstances, there was no prorata or early vesting prior to January 1, 2004, at which time the options became fully vested if the holder of the options was still an employee of Domtar. After vesting, the options may not be exercised unless both of the following two conditions have been met: 1) at any time between January 1, 2001 and December 31, 2003, the weighted average trading price of the Domtar’s common shares during 20 consecutive trading days on the Toronto Stock Exchange has reached or exceeded $16.70, $18.51 or $20.32, whereupon 25%, 50% or 100% respectively, of the options granted become exercisable; and 2) the appreciation in the market value of the Domtar’s common shares between January 1, 2001 and the exercise date is equal to or exceeds the increase in the Standard & Poor’s U.S. Paper & Forest Products index during the same period. As at December 31, 2005, only 14% of the options are exercisable, provided the above-mentioned conditions are met, and the remaining 86% have been cancelled as the objectives of the program have not been attained.
     The fair value of options granted during the years ended December 31, 2005, 2004 and 2003 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004	2003

Risk-free interest rate	4.0%	4.2%	5.2%
Annual dividend per share (in dollars)	$0.24	$0.24	$0.14
Expected lives (years)	6	6	6
Volatility	30.6%	33.4%	34.0%
Estimated realization percentage-performance options	61.4%	69.8%	69.8%
Weighted average fair value of options granted
during the year (in dollars per option)	$2.95	$3.68	$4.36

Changes in the number of options outstanding were as follows:

		2005		2004		2003

		WEIGHTED		WEIGHTED		WEIGHTED
		AVERAGE		AVERAGE		AVERAGE
	NUMBER	EXERCISE	NUMBER	EXERCISE	NUMBER	EXERCISE
	OF OPTIONS	PRICE	OF OPTIONS	PRICE	OF OPTIONS	PRICE

		$		$		$
Outstanding at beginning of year	5,306,553	14.83	5,688,264	14.22	4,920,882	13.56
Granted	495,250	11.44	1,266,000	15.53	1,243,850	15.95
Exercised	(21,847)	11.12	(540,270)	11.57	(356,105)	10.61
Cancelled	(946,830)	15.44	(1,107,441)	14.08	(120,363)	15.45

Outstanding at end of year	4,833,126	14.38	5,306,553	14.83	5,688,264	14.22

Options exercisable at end of year	2,424,793	13.77	2,287,587	13.79	1,988,289	12.98

The following table summarizes the information about options outstanding and exercisable as at December 31, 2005:

		OPTIONS OUTSTANDING		OPTIONS EXERCISABLE

		WEIGHTED	WEIGHTED		WEIGHTED
		AVERAGE	AVERAGE		AVERAGE
RANGE OF EXERCISE	NUMBER	REMAINING	EXERCISE	NUMBER	EXERCISE
PRICES	OF OPTIONS	CONTRACTUAL LIFE	PRICE	OF OPTIONS	PRICE

			$		$
$9.12–$13.26	1,691,076	3.6	11.47	1,247,076	11.48
$13.27–$16.52	3,142,050	6.7	15.95	1,177,717	16.20

	4,833,126	5.6	14.38	2,424,793	13.77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
During the year, no shares (2004–353,900; 2003–320,350) were issued pursuant to the exercise of rights and 70,393 bonus shares (2004–52,730; 2003–41,169) were issued. The total expense recognized in Domtar’s results of operations related to these rights and bonus shares amounted to $4 million in 2005 (2004–$2 million; 2003–$2 million). As at December 31, 2005, 136,675 bonus shares could be issued over the next two years.
     As at December 31, 2005, 16,000,000 common shares (2004–16,000,000; 2003–16,000,000) were authorized for issuance under the Plan. Since its inception, 6,057,835 shares have been issued under this plan.
     During the year, under the Executive Stock Option and Share Purchase Plan and the Employee Share Purchase Plan, as described below, $5 million (2004–$4 million; 2003–$3 million) was included in “Contributed surplus” in conjunction with the recognition of stock-based compensation expense.
DEFERRED SHARE UNIT PLANS
Outside Directors
Under the Deferred Share Unit Plan for Outside Directors of the Corporation, deferred share units (DSUs), equivalent in value to a common share, may be granted to eligible directors. In addition, participants may elect to receive their annual retainer and attendance fees in DSUs. A participant shall receive, not later than the 31st of January following the end of the year during which the participant ceases to be a member of the Board of Directors, a lump sum payment in cash equal to the number of DSUs recorded in the participant’s account on the termination date multiplied by the termination value of the common shares or, if the participant so elects, a number of common shares to be purchased on the open market equal to the number of DSUs then recorded in the participant’s account less, in either case, any applicable withholding tax. A participant account shall be credited with dividend equivalents in the form of additional DSUs when normal cash dividends are paid on common shares. Upon payment in full of the DSUs, they shall be cancelled. The total expense (reversal) recognized in Domtar’s results of operations amounted to $(0.3) million in 2005 (2004–$0.4 million; 2003–$0.6 million). In 2005, 99,389 DSUs (2004–37,940;
2003–32,263) were issued and no DSUs (2004–45,334; 2003–11,262) were redeemed. As at December 31, 2005, 229,523 DSUs (2004–130,134; 2003–137,528) were outstanding.
Executives
Under the Executive Deferred Share Unit Plan of the Corporation, DSUs may be granted to eligible executives. A participant shall receive, no later than the 31st of January following the end of the year during which occurred the participant’s date of retirement, death, determination of long-term disability or termination of employment at the end of a continuous period that started on or after January 1, 1999 and represents at least seven years of tenure as a member of the Management Committee, a lump sum payment in cash equal to the number of DSUs then recorded in the participant’s account on one of these dates multiplied by the redemption value of the common shares or, if the participant so elects, a number of common shares to be purchased on the open market equal to the number of DSUs then recorded in the participant’s account less, in either case, any applicable withholding tax. A participant account shall be credited with dividend equivalents in the form of additional DSUs when normal cash dividends are paid on common shares. Upon payment in full of the DSUs, they shall be cancelled. In 2005, the Executive Deferred Share Unit Plan was eliminated. Previously granted DSUs are not affected by this change. The total expense (reversal) recognized in Domtar’s results of operations amounted to $(0.5) million in 2005 (2004–$(0.6) million; 2003–$0.4 million). As at December 31, 2005, 56,443 DSUs (2004–66,178; 2003–72,196) were outstanding under this plan.
     Under the Executive Performance Share Unit Plan of the Corporation, approved in December 2003, Performance Share Units (PSUs) may be granted to eligible executives and other key employees of Domtar or any of its affiliates. Each PSU, subject to the vesting conditions (including certain conditions relating to the relative performance of Domtar’s common shares) set out in each grant being fulfilled, gives a participant the right to receive one common share of Domtar or, at his option, the cash equivalent at the time of vesting. In the event a participant elects to receive common shares, Domtar will make arrangements for delivery of such shares equal to the number of PSUs then recorded in the participant’s account through purchases on the open market less, in either case, any applicable withholding tax. A participant account shall be credited with dividend equivalents in the form of additional PSUs when normal cash dividends are paid on common shares. The total expense recognized in Domtar’s results of operations amounted to $0.1 million in 2005 (2004–$0.1 million), representing 740,812 units (2004–725,989) authorized and issued since the inception of the plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 18. STATED CAPITAL AND STOCK BASED COMPENSATION (CONTINUED)
EMPLOYEE SHARE PURCHASE PLANS
Under the Employee Share Purchase Plans, all employees are eligible to purchase common shares at a price of 90% of the quoted market value. Common shares are purchased under the plans on monthly investment dates. Shares purchased under the Canadian plan are subject to a mandatory twelve-month holding period. Employees who hold the shares for 18 months following the date of acquisition (U.S. plan) or who hold the shares purchased in any calendar year until June 30 of the following year (Canadian plan) are entitled to receive additional common shares equivalent to 10% of the cost of such shares. As at December 31, 2005, 6,050,000 common shares (2004–6,050,000; 2003–5,050,000) were authorized for issuance under the plans. During the year, 637,894 common shares (2004–421,825; 2003–470,653) were issued under the plans at an average price of $9.08 (2004–$15.77; 2003–$15.32) per share. Since their inception, 5,139,262 shares have been issued under these plans.
NOTE 19
Financial instruments
FAIR VALUE OF FINANCIAL INSTRUMENTS

		2005		2005		2004

	FAIR	CARRYING	FAIR	CARRYING	FAIR	CARRYING
	VALUE	AMOUNT	VALUE	AMOUNT	VALUE	AMOUNT

	US$	US$	$	$	$	$
	(NOTE 4)	(NOTE 4)
Long-term debt	1,770	1,938	2,064	2,259	2,244	2,034

     The fair value of the long-term debt, including the portion due within one year, is principally based on quoted market prices.
     Due to their short-term maturity, the carrying amounts of cash and cash equivalents, receivables, bank indebtedness, trade and other payables and income and other taxes approximate their fair values.
INTEREST RATE RISK
Domtar is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents, its bank indebtedness, its bank credit facility and its long-term debt. Domtar may manage this interest rate exposure by the use of derivative instruments such as interest rate swap contracts.
     In 2004, the Corporation terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $20 million (US$15 million). The resulting gain of $17 million recorded under “Other liabilities and deferred credits” was deferred and is recognized against financing expenses over the period ending November 2013, the term of the underlying 5.375% notes.
     In 2002, the Corporation terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $40 million (US$26 million). The net gain of $40 million recorded under “Other liabilities and deferred credits” was deferred and is recognized against financing expenses over the period of the interest rate payments ending October 2003 and October 2006, the original designated hedging period of the underlying 7.875% notes. The net recognized amount will be $10 million in 2006. In 2005, a net amount of $13 million (2004–$13 million) was recognized against “Financing expenses.”
     Norampac has interest rate swap contracts having nominal values of $2 million (US$2 million) (2004–$2 million (US$2 million)) and $1 million (US$1 million) (2004–$1 million (US$1 million)), respectively, according to the Corporation’s proportionate share. Under the terms of these contracts, maturing in December 2008 and October 2012, respectively, Norampac will, on a monthly basis, receive interest calculated on the LIBOR one-month rate plus 1.5% and pay an average fixed rate of 7.25% and 9.47%, respectively. Norampac is holding these derivative financial instruments for speculative purposes and accordingly the derivatives are recorded at their fair value. As at December 31,2005, these contracts had a fair value of nil (2004–negative fair value of $1 million (US$1 million)).
     In 2004, Norampac entered into additional interest rate swap contracts having both the same nominal value of $15 million (US$13 million), according to the Corporation’s proportionate share. Under the terms of these contracts, maturing in December 2013, Norampac will, on a semi-annual basis, receive an average fixed interest rate of 6.75% and pay interest calculated on the LIBOR six-month rate plus 2.16% and 2.17%, respectively. These swap contracts are designated as hedges of the fair value of a portion of Norampac’s Senior notes. As at December 31, 2005, these interest rate swap contracts had a fair value of negative $1 million (US$1 million) (2004–$1 million (US$1 million)).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
CREDIT RISK
Domtar is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, Domtar reviews new customers’ credit histories before granting credit and conducts regular reviews of existing customers’ credit performance. As at December 31, 2005, one of Domtar’s paper segment customers located in the United States represented 4% ($18 million) (2004–5% ($25 million)) of the receivables, prior to the effect of the receivables securitization.
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
FOREIGN CURRENCY RISK
In order to reduce the potential negative effects of a fluctuating Canadian dollar, Domtar has entered into various arrangements to stabilize anticipated future net cash inflows denominated in U.S. dollars. The following table provides the detail of the arrangements used as hedging instruments:

	2005	2004	2005	2004
	AVERAGE EXCHANGE RATE		CONTRACTUAL AMOUNTS
	(CAN$/US$)		(IN MILLIONS OF U.S. DOLLARS)
Forward foreign exchange contracts
0 to 12 months	1.24	1.27	295	189
13 to 24 months	—	1.34	—	37
Currency options purchased
0 to 12 months	—	1.31	—	212
Currency options sold
0 to 12 months	—	1.39	—	212

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
     In 2004, Norampac had currency options sold, which did not qualify as hedging instruments. The average exchange rate and contractual amounts at December 31, 2004 were $1.43 and US$8 million, respectively, representing the Corporation’s proportionate share. As at December 31, 2004, the fair value of these derivative financial instruments was nil.
     The fair value of derivative financial instruments generally reflects the estimated amounts that Domtar would receive or pay to settle the contracts at December 31,2005 and 2004. As at these dates, the spot exchange rates were $1.17 and $1.20, respectively, and the fair value of the above derivative financial instruments used as hedging items was as follows:

	2005	2005	2004
	US$	$	$
	(NOTE 4)
Unrealized gains on forward foreign exchange contracts	19	22	17
Unrealized gains on currency options	—	—	24

PRICE RISK
In 2005, the Corporation entered into cash settled commodity swap agreements to manage price risk associated with purchases of bunker oil covering a period starting January 2006 and ending December 2006. These agreements fix the purchase price of bunker oil for 20,000 barrels per month. These agreements are in addition to the 2004 and 2003 contracts, which fix the purchase price of bunker oil for 7,000 and 15,000 barrels per month, respectively, ending in December 2006 and December 2005, respectively. These contracts are designated as hedging instruments and hedge approximately 26% of estimated bunker oil purchases. The fair value of these instruments as at December 31, 2005 represented an unrealized gain of $1 million (2004–$2 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 19. FINANCIAL INSTRUMENTS (CONTINUED)
During 2004, the Corporation entered into a cash settled commodity swap agreement to manage price risk associated with sales of NBSK pulp covering a period starting July 2004 and ending June 2007. The agreement fixes the sale price of NBSK pulp for 1,000 tonnes per month for 36 months. This agreement is in addition to the 2003 and 2002 contracts, which fix the sale price of NBSK pulp for 1,500 tonnes per month for 36 months and are expiring in April 2006 and October 2005, respectively. These contracts are not designated as hedging instruments and they are accounted for at their fair value. The fair value of these instruments as at December 31, 2005, was negative $1 million (2004–$6 million).
     Norampac entered into cash settled commodity swap agreements to manage price risk associated with sales of unbleached kraft linerboard and semi-chemical medium paper and purchases of old corrugated containers and electricity. As at December 31, 2005, Norampac had entered into contracts expiring in 2006 through 2008. According to the Corporation’s proportionate share, these derivative agreements fix the sale price for 5,000 tonnes (2004–37,000 tonnes) of unbleached kraft linerboard and nil tonnes (2004–2,500 tonnes) of semi-chemical medium paper and fix the purchase price for 298,250 tonnes (2004–286,750 tonnes) of old corrugated containers and 18,492 megawatts (2004–68,387 megawatts) of electricity. The contracts related to unbleached kraft linerboard, semi-chemical medium paper and old corrugated containers are not designated as hedging instruments and they are accounted for at their fair value. The fair value of these instruments as at December 31, 2005, represented a net loss of $9 million (2004–net gain of $1 million). The fair value of the electricity contracts as at December 31, 2005, represented an unrealized gain of $1 million (2004–$1 million).
NOTE 20
Accumulated foreign currency translation adjustments

	2005	2005	2004	2003

	US$	$	$	$
	(NOTE 4)
Balance at beginning of year	(163)	(190)	(145)	2
Effect of changes in exchange rates during the year:
On net investment in self-sustaining foreign subsidiaries	(59)	(69)	(141)	(391)
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries	56	65	117	282
Future income taxes thereon	(10)	(11)	(21)	(38)

Balance at end of year	(176)	(205)	(190)	(145)

NOTE 21
Interests in joint ventures
The following amounts represent the Corporation’s proportionate interests in its joint ventures (Norampac, Anthony-Domtar Inc. and Gogama Forest Products Inc.):

	2005	2005	2004

	US$	$	$
	(NOTE 4)
Assets
Current assets	167	195	180
Long-term assets	431	502	508
Liabilities
Current liabilities	79	92	93
Long-term liabilities	271	316	272

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report

	2005	2005	2004	2003

	US$	$	$	$
	(NOTE 4)
Earnings
Sales	551	643	640	629
Operating expenses	(546)	(637)	(588)	(585)

Operating profit	5	6	52	44
Financing expenses	10	12	8	17
Net earnings (loss)	(4)	(5)	32	17

Cash flows
Cash flows provided from operating activities	44	51	58	45
Cash flows used for investing activities	(47)	(55)	(64)	(42)
Cash flows provided from financing activities	32	37	15	4

NOTE 22
Pension plans
DEFINED CONTRIBUTION PLANS
Domtar contributes to several defined contribution, multi-employer and 401(k) plans. The pension expense under these plans is equal to Domtar’s contribution. The 2005 pension expense was $17 million (2004–$17 million; 2003–$19 million).
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
     In 2006, pursuant to the decision in November 2005 to close the Cornwall and Ottawa, Ontario paper mills, the Corporation will declare a partial wind-up of the non-unionized and unionized plans related to the Ontario participants in the plan.

COMPONENTS OF NET PERIODIC BENEFIT COST FOR DEFINED BENEFIT PLANS	2005	2005	2004	2003

	US$	$	$	$
	(NOTE 4)
Service cost for the year	30	35	35	32
Interest expense	67	78	74	72
Actual return on plan assets	(112)	(131)	(104)	(115)
Recognized actuarial loss	141	164	34	72
Plan amendments	38	44	3	11
Curtailment and settlement loss (note 6)	14	17	2	—

Costs arising in the period	178	207	44	72
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets	40	47	23	36
Actuarial gain	(130)	(151)	(22)	(67)
Plan amendments	(33)	(39)	(1)	(10)

Net periodic benefit cost for defined benefit plans	55	64	44	31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 22. PENSION PLANS (CONTINUED)
Domtar’s funding policy is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Past service obligations primarily arise from improvements to plan benefits. The latest actuarial valuations were conducted as at December 31, 2004, for plans representing approximately 94% and as at December 31, 2003, for plans representing approximately 6% of the total plans asset fair value. These valuations indicated a funding deficiency. The next actuarial valuations will be completed between December 31, 2005 and March 1, 2008. Domtar expects to contribute for a total amount of $80 million in 2006 compared to $85 million in 2005.
CHANGE IN ACCRUED BENEFIT OBLIGATION
The following table represents the change in the accrued benefit obligation as determined by independent actuaries:

	2005	2005	2004

	US$	$	$
	(NOTE 4)

Accrued benefit obligation at beginning of year	1,135	1,323	1,240
Service cost for the year	30	35	35
Interest expense	67	78	74
Plan participants’ contributions	11	13	12
Actuarial loss	148	173	36
Plan amendments	38	44	3
Benefits paid	(63)	(74)	(70)
Settlement	(3)	(4)	(1)
Curtailment	(3)	(3)	(1)
Effect of foreign currency exchange rate change	(3)	(3)	(5)

Accrued benefit obligation at end of year	1,357	1,582	1,323

CHANGE IN FAIR VALUE OF DEFINED BENEFIT PLAN ASSETS
The following table represents the change in the fair value of assets of defined benefit plans reflecting the actual return on plan assets, the contributions and the benefits paid during the year:

	2005	2005	2004

	US$	$	$
	(NOTE 4)

Fair value of defined benefit plan assets at beginning of year	987	1,151	1,030
Actual return on plan assets	112	131	104
Employer contributions	73	85	80
Plan participants’ contributions	11	13	12
Benefits paid	(63)	(74)	(70)
Settlement	(3)	(4)	(1)
Effect of foreign currency exchange rate change	(2)	(2)	(4)

Fair value of defined benefit plan assets at end of year	1,115	1,300	1,151

DESCRIPTION OF FUNDED ASSETS
The assets of the pension plans are held by a number of independent trustees and are accounted for separately in the Domtar pension funds. The investment strategy for the assets in the pension plans is to maintain a diversified portfolio of assets, invested

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
in a prudent manner to maintain the security of funds while maximizing returns within the guidelines provided in the investment policy. The Corporation’s pension funds are not permitted to own any of the Corporation’s shares or debt instruments. The target asset allocation is based on the expected duration of the benefit obligation, which includes the impact of a partial wind-up related to the mill closures.
     The following table shows the allocation of the plan assets, based on the fair value of the assets held at December 31, 2005 and 2004 and the target allocation for 2005:

	TARGET	PERCENTAGE PLAN
	ALLOCATION	ASSETS AS AT DECEMBER 31
		2005	2004

Fixed income securities	58%– 68%	63%	51%
Equity securities	32%– 42%	37%	49%

Total		100%	100%

Domtar has indemnified and held harmless the trustees of Domtar pension funds, and the respective officers, directors, employees and agents of such trustees, from any and all costs and expenses arising out of the performance of their obligations under the relevant trust agreements, including in respect of their reliance on authorized instructions of Domtar or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements. As at December 31, 2005, Domtar has not recorded a liability associated with these indemnifications, as Domtar does not expect to make any payments pertaining to these indemnifications.
RECONCILIATION OF FUNDED STATUS TO AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS
The following tables present the difference between the fair value of the defined benefit plan assets and the actuarially determined accrued benefit obligation as at December 31, 2005 and 2004. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.
     The tables further reconcile the amount of the surplus or deficit (funded status) to the net amount recognized in the Consolidated balance sheets. This difference between the funded status and the net amount recognized in the Consolidated balance sheets represents the portion of the surplus or deficit not yet recognized for accounting purposes. Deferred recognition is a guiding principle of these recommendations. This approach allows for a gradual recognition of changes in accrued benefit obligations and plan performance over the expected average remaining service life of the employee group covered by the plans.

	2005	2005	2004

	US$	$	$
	(NOTE 4)

Accrued benefit obligation at end of year	1,357	1,582	1,323
Fair value of defined benefit plan assets at end of year	(1,115)	(1,300)	(1,151)

Funded status	(242)	(282)	(172)
Reconciliation of funded status to amounts recognized in the Consolidated balance sheets
Unrecognized experience losses:
Deferred investment losses (gains) due to use of market-related value to determine net benefit cost	(27)	(31)	9
Unrecognized net actuarial loss [a]	374	436	294
Unrecognized past service costs	42	49	20

Net amount recognized in the Consolidated balance sheets	147	172	151

a	The amount to which these losses exceed the 10% corridor (representing 10% of the accrued benefit obligation) amounted to $288 million as at December 31, 2005 (2004–$180 million). Any such excess is amortized, commencing in the following year, over the expected average remaining service period of active employees expected to receive benefits under the plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 22. PENSION PLANS (CONTINUED)

	2005	2005	2004

	US$	$	$
	(NOTE 4)
Accrued benefit asset–defined benefit plans (note 13)	175	204	183
Accrued benefit liability–defined benefit plans (notes 14 and 16)	(28)	(32)	(32)

Net amount recognized in the Consolidated balance sheets	147	172	151

As at December 31, 2005, the accrued benefit obligation and the fair value of defined benefit plan assets for the pension plans with an accrued benefit obligation in excess of fair value plan assets were $1,546 million and $1,263 million, respectively (2004–$1,229 million and $1,053 million, respectively).
CASH CONTRIBUTIONS TO THE PENSION PLANS
Cash contributions to the pension plans made by Domtar for the years ended December 31, were as follows:

	2005	2005	2004	2003

	US$	$	$	$
	(NOTE 4)
Defined contribution plans	14	17	17	19
Defined benefit plans	73	85	80	73

Total cash contributions to the pension plans	87	102	97	92

ESTIMATED FUTURE BENEFIT PAYMENTS
Estimated future benefit payments for the next 10 years as at December 31, 2005 were as follows:

	2005	2005

	US$	$
	(NOTE 4)
2006	69	80
2007	241	281
2008	66	77
2009	67	79
2010	69	80
2011–2015	368	429

Total estimated future benefit payments	880	1,026

WEIGHTED-AVERAGE ASSUMPTIONS
Domtar used the following key assumptions to measure the accrued benefit obligation and the net periodic benefit cost for defined benefit plans. These assumptions are long-term, which is consistent with the nature of employee future benefits.

	2005	2004	2003

Accrued benefit obligation as at December 31:
Discount rate	5.0%	5.8%	6.1%
Rate of compensation increase	2.7%	3.4%	3.8%
Net periodic benefit cost for defined benefit plans for years ended December 31:
Discount rate	5.8%	6.1%	6.5%
Rate of compensation increase	3.4%	3.8%	3.9%
Expected long-term rate of return on plan assets	7.2%	7.7%	7.7%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
Effective January 1, 2006, Domtar will use 6.4% as the expected return on plan assets, which reflects the current view of long-term investment returns.
     The expected return on plan assets assumption for the Corporation is based on an analysis of the target asset allocation and expected return by asset class. This rate is adjusted for an equity risk premium and by 0.5% to take into consideration the active investment management of the plan assets.
     The expected return on plan assets assumption for Norampac is based on a periodic analysis of the target asset allocation, expected return by asset class, the risk for each class (standard deviation) and the correlation between asset classes. It takes into consideration historical returns and future anticipation.
NOTE 23
Other employee future benefit plans
The post-retirement and post-employment plans are unfunded.

COMPONENTS OF NET PERIODIC BENEFIT COST FOR OTHER
EMPLOYEE FUTURE BENEFIT PLANS	2005	2005	2004	2003

	US$	$	$	$
	(NOTE 4)
Service cost for the year	3	4	3	4
Interest expense	6	7	7	7
Recognized actuarial loss	3	3	3	7
Plan amendments	(4)	(5)	1	1
Curtailment loss (gain)	(1)	(1)	1	—
Other	—	—	—	(1)

Costs arising in the period	7	8	15	18
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial gain	(2)	(2)	(1)	(6)
Plan amendments	4	5	(1)	—

Net periodic benefit cost for other employee future benefit plans	9	11	13	12

CHANGE IN ACCRUED BENEFIT OBLIGATION FOR OTHER
EMPLOYEE FUTURE BENEFIT PLANS	2005	2005	2004

	US$	$	$
	(NOTE 4)
Accrued benefit obligation at beginning of year	104	121	116
Service cost for the year	3	4	3
Interest expense	6	7	7
Actuarial loss	8	9	3
Plan amendments	(4)	(5)	1
Benefits paid	(8)	(9)	(8)
Curtailment	(5)	(6)	—
Effect of foreign currency exchange rate change	(1)	(1)	(1)
Acquisitions	4	5	—

Accrued benefit obligation at end of year	107	125	121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 23. OTHER EMPLOYEE FUTURE BENEFIT PLANS (CONTINUED)

CHANGE IN FAIR VALUE OF ASSETS OF OTHER EMPLOYEE FUTURE BENEFIT PLANS	2005	2005	2004
	US$	$	$
	(NOTE 4)
Fair value of assets of other employee future benefit plans at beginning of year	—	—	—
Employer contributions	8	9	8
Benefits paid	(8)	(9)	(8)

Fair value of assets of other employee future benefit plans at end of year	—	—	—

FUNDED STATUS AND NET AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS	2005	2005	2004
	US$	$	$
	(NOTE 4)
Funded status	107	125	121
Unrecognized net actuarial loss [a]	(24)	(28)	(25)
Unrecognized past service costs	3	3	(2)

Net amount recognized in the Consolidated balance sheets (notes 14 and 16)	86	100	94

a	The amount to which these losses exceed the 10% corridor (representing 10% of the accrued benefit obligation) amounted to $17 million as at December 31, 2005 (2004-$15 million). Any such excess is amortized, commencing in the following year, over the expected average remaining service period of active employees expected to receive benefits under the plans.
Cash contributions to other employee future benefit plans for the year ended December 31, 2005 amounted to $9 million (2004–$8 million; 2003–$8 million).
ESTIMATED FUTURE BENEFIT PAYMENTS
Estimated future benefit payments for the next 10 years at as December 31, 2005 were as follows:

	2005	2005
	US$	$
	(NOTE 4)
2006	5	6
2007	6	7
2008	6	7
2009	6	7
2010	6	7
2011-2015	36	42

Total estimated future benefit payments	65	76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
WEIGHTED-AVERAGE ASSUMPTIONS
Domtar used the following key assumptions to measure the accrued benefit obligation and the net periodic benefit cost for other employee future benefit plans. These assumptions are long-term, which is consistent with the nature of employee future benefits.

	2005	2004	2003

Accrued benefit obligation as at December 31:
Discount rate	5.0%	5.8%	6.1%
Rate of compensation increase	3.5%	3.5%	3.5%
Net periodic benefit cost for other employee future benefit plans for years ended December 31:
Discount rate	5.8%	6.1%	6.6%
Rate of compensation increase	3.5%	3.5%	4.2%

For measurement purposes, 7.3% weighted-average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006. The rate was assumed to decrease gradually to 4.1% by 2012 and remain at that level thereafter. An increase or decrease of 1% of this rate would have the following impact:

	INCREASE OF 1%		DECREASE OF 1%
	US$	$	US$	$
	(NOTE 4)		(NOTE 4)
Impact on net periodic benefit cost for other employee future benefit plans	2	2	(1)	(1)
Impact on accrued benefit obligation	8	9	(6)	(7)

NOTE 24
Segmented disclosures
Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:

PAPERS	PAPER MERCHANTS	WOOD	PACKAGING
Represents the aggregation	Involves the purchasing,	Comprises the manufacturing	Comprises the Corporation’s
of the manufacturing and	warehousing, sale and	and marketing of lumber	50% ownership interest
distribution of business,	distribution of various	and wood-based value-added	in Norampac, a company
commercial printing and publication, and technical	products made by Domtar and by other manufacturers.	products and the management of forest resources.	that manufactures and distributes containerboard
and specialty papers, as	These products include		and corrugated products.
well as pulp.	business and printing papers,
graphic arts supplies and
certain industrial products.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 24. SEGMENTED DISCLOSURES (CONTINUED)

SEGMENTED DATA	2005	2005	2004	2003

	US$	$	$	$
	(NOTE 4)
Sales
Papers	2,573	3,000	3,188	3,330
Paper Merchants	898	1,047	1,057	1,074
Wood	598	697	671	554
Packaging	548	639	633	629

Total for reportable segments	4,617	5,383	5,549	5,587
Intersegment sales–Papers	(246)	(287)	(297)	(296)
Intersegment sales–Wood	(107)	(124)	(130)	(117)
Intersegment sales–Packaging	(5)	(6)	(7)	(7)

Consolidated sales	4,259	4,966	5,115	5,167

Amortization, write-down of property, plant and equipment and impairment loss
Papers [a,k,l]	478	557	278	529
Paper Merchants	3	3	3	3
Wood [c,i]	57	67	58	41
Packaging [d]	40	47	33	32

Total for reportable segments	578	674	372	605
Corporate	11	13	7	4

Consolidated amortization, write-down of property, plant and equipment and impairment loss	589	687	379	609

Operating profit (loss)
Papers [a,e,h,j,k,l]	(387)	(451)	(10)	(93)
Paper Merchants [b]	2	3	20	20
Wood [c,i]	(28)	(33)	(27)	(68)
Packaging [d,f]	7	8	53	48

Total for reportable segments	(406)	(473)	36	(93)
Corporate [g]	9	10	13	(2)

Consolidated operating profit (loss)	(397)	(463)	49	(95)

Segment assets
Papers	2,977	3,471	3,968	4,220
Paper Merchants	125	146	125	117
Wood	408	476	510	505
Packaging	574	669	660	632

Total for reportable segments	4,084	4,762	5,263	5,474
Corporate	369	430	418	374

Consolidated assets	4,453	5,192	5,681	5,848

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report

SEGMENTED DATA (CONTINUED)	2005	2005	2004	2003

	US$	$	$	$
	(NOTE 4)
Additions to property, plant and equipment
Papers	97	113	138	176
Paper Merchants	1	1	2	2
Wood	16	19	18	23
Packaging	23	27	30	31

Total for reportable segments	137	160	188	232
Corporate	3	3	3	1

Consolidated additions to property, plant and equipment	140	163	191	233
Add: Change in payables on capital projects	—	—	13	3

Consolidated additions to property, plant and equipment per Consolidated cash flows	140	163	204	236

GEOGRAPHIC INFORMATION	2005	2005	2004	2003

	US$	$	$	$
	(NOTE 4)
Sales [m,n]
Canada	961	1,121	1,167	1,285
United States	3,102	3,617	3,691	3,637
Other foreign countries	196	228	257	245

	4,259	4,966	5,115	5,167

Property, plant and equipment and goodwill
Canada	1,618	1,886	2,324	2,461
United States	1,563	1,822	1,953	2,127
Other foreign countries	15	18	22	22

	3,196	3,726	4,299	4,610

a	The operating loss for the year ended December 31, 2005 reflects a $385 million charge, including severance and termination costs of $62 million, $279 million related to the write-down of property, plant and equipment to the estimated net realizable value, $18 million related to the write-down of certain inventory items and spare parts to their net recoverable amounts, $9 million for environmental costs, a reversal of $3 million related to a revision of estimates regarding asset retirement obligations, $11 million for pension curtailment costs and $6 million of other closure related costs, relating to a series of targeted measures aimed at returning the Corporation to profitability. In addition, training costs of $3 million were incurred for the year ended December 31, 2005.

b	The operating profit for the year ended December 31, 2005 reflects a $12.5 million charge relating to a legal settlement with regards to the sales of carbonless paper in Ontario and Quebec in a one-year period during part of 1999 and 2000.

c	The operating loss for the year ended December 31, 2005 reflects a $31 million charge, including severance and termination costs of $4 million, $23 million related to the write-down of property, plant and equipment to the estimated net realizable value, $1 million related to the write-down of certain inventory items and spare parts to their net recoverable amounts, $2 million for environmental costs, and $1 million for pension curtailment costs, relating to a series of targeted measures aimed at returning the Corporation to profitability.

d	The operating profit for the year ended December 31, 2005 reflects a $17 million charge, including severance and termination costs of $5 million, $9 million related to the write-down of property, plant and equipment to their estimated net realizable value, $1 million related to the write-down of certain inventory items and spare parts to their net recoverable amounts, $1 million for pension curtailment costs and $1 million of other closure related costs, representing the Corporation’s proportionate share of Norampac’s closure and restructuring activities.

e	The operating loss for the year ended December 31, 2005 includes a gain of $5 million (2004–loss of $3 million) representing the gain on the marked to market of the pulp swap contracts.

f	The operating profit for the year ended December 31, 2005 includes a loss of $8 million (2004–gain of $1 million) representing the Corporation’s proportionate share of Norampac’s loss on the marked to market of the old corrugated containers, the unbleached kraft linerboard and the semi-chemical medium paper swap contracts.

g	The operating profit for the year ended December 31, 2005 includes the recognition of $4 million (2004–$4 million; 2003–$10 million) for investment tax credits related to research and development expenses of current and prior years, reflected as a reduction of the “Cost of sales.”

h	The operating loss for the year ended December 31, 2004 reflects a reversal of the closure cost provision relating to the sale of the St. Catharines, Ontario paper mill, in the amount of $8 million and reflects a $42 million provision for workforce reduction and restructuring costs of the Corporation’s operations in Canada and the United States.

i	The operating loss for the year ended December 31, 2004 reflects a $14 million charge, including $11 million related to the write-down of property, plant and equipment to the estimated net realizable value and $3 million for severance and related costs, relating to the permanent shutdown of the Chapleau, Ontario sawmill.

j	The operating loss for the year ended December 31, 2004 includes gains on sales of timberlands in the amount of $33 million.

k	The operating loss for the year ended December 31, 2003 reflects a $29 million charge, including $23 million related to the write-down of property, plant and equipment to the estimated net realizable value, a provision of $5 million for severance and related costs and $1 million related to the write-down of certain inventory items and spare parts to their net recoverable amounts related to the paper machine shutdown at the Vancouver, British Columbia paper mill.

l	The operating loss for the year ended December 31, 2003 reflects a $201 million impairment loss related to the Lebel-sur-Quévillon, Quebec pulp mill.

m	Sales are attributed to countries based on the location of the external customers.

n	In 2005, export sales from Canada were $1,607 million (2004–$1,630 million; 2003–$1,417 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 25
Reconciliation of Canadian and United States generally accepted accounting principles
The Consolidated earnings and Consolidated balance sheets have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following are the significant differences in accounting principles as they pertain to the Consolidated earnings and the Consolidated balance sheets.
A NET EARNINGS ADJUSTMENTS
The following table provides a reconciliation of the net loss from Canadian to U.S. GAAP:

	2005	2005	2004	2003

	US$	$	$	$
	(NOTE 4)
Net loss in accordance with Canadian GAAP	(333)	(388)	(42)	(193)
Adjustments with respect to the following items:
Pension plans cost [1]	(12)	(14)	(1)	(5)
Other employee future benefit plans cost [2]	4	5	1	—
Revenue stream hedge [3]	—	—	4	42
Foreign currency hedging contracts [4]	2	2	(16)	41
Commodity hedging contracts [5]	3	3	(7)	2
Interest rate swap contracts [6]	(11)	(13)	(13)	(7)
Amortization of deferred gain [7]	(4)	(5)	(5)	(4)
Acquisition of E.B. Eddy [8]	(87)	(102)	(6)	(6)
Formation of Norampac [9]	(2)	(2)	(2)	(2)
Gains from discontinued operations [10]	—	—	—	(3)
Tax effect of the above adjustments	10	12	11	(20)

Loss from continuing operations in accordance with U.S. GAAP	(430)	(502)	(76)	(155)
Gains from discontinued operations, net of income taxes [10]	—	—	—	(2)

Net loss in accordance with U.S. GAAP	(430)	(502)	(76)	(153)
Dividend requirements of preferred shares	1	1	1	2

Net loss applicable to common shares in accordance with U.S. GAAP	(431)	(503)	(77)	(155)

Loss from continuing operations per common share in accordance with U.S. GAAP (in dollars)
Basic	(1.88)	(2.19)	(0.34)	(0.69)
Diluted	(1.88)	(2.19)	(0.34)	(0.69)
Net loss per common share in accordance with U.S. GAAP (in dollars)
Basic	(1.88)	(2.19)	(0.34)	(0.68)
Diluted	(1.88)	(2.19)	(0.34)	(0.68)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
The following table presents the Consolidated earnings under Canadian and U.S. GAAP:

		2005		2005		2004		2003

	US$	US$	$	$	$	$	$	$
	CANADIAN	U.S.	CANADIAN	U.S.	CANADIAN	U.S.	CANADIAN	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
	(NOTE 4)	(NOTE 4)
Sales	4,259	3,708	4,966	4,323	5,115	4,475	5,167	4,589
Operating expenses
Cost of sales	3,716	3,256	4,333	3,796	4,381	3,879	4,335	3,895
Selling, general and administrative	250	206	292	240	306	259	319	271
Amortization	322	374	375	436	368	339	385	358
Closure and restructuring costs	371	376	433	439	48	48	24	29
Impairment loss	—	—	—	—	—	—	201	201
Net gains on disposals of property, plant and equipment	(3)	(3)	(4)	(4)	(37)	(37)	(2)	(2)

	4,656	4,209	5,429	4,907	5,066	4,488	5,262	4,752

Operating profit (loss)	(397)	(501)	(463)	(584)	49	(13)	(95)	(163)
Financing expenses	133	122	155	143	148	136	169	110
Amortization of deferred gain	(4)	—	(5)	—	(5)	—	(4)	—
Share of joint ventures’ net earnings [7,9]	—	6	—	7	—	(30)	—	(15)
Derivative instruments loss (gain) 4 to 6	—	7	—	8	—	36	—	(36)

	(526)	(636)	(613)	(742)	(94)	(155)	(260)	(222)
Income tax recovery	(193)	(206)	(225)	(240)	(52)	(79)	(67)	(67)

Loss from continuing operations	(333)	(430)	(388)	(502)	(42)	(76)	(193)	(155)
Gains from discontinued operations, net of income taxes [10]	—	—	—	—	—	—	—	(2)

Net loss	(333)	(430)	(388)	(502)	(42)	(76)	(193)	(153)
Dividend requirements of preferred shares	1	1	1	1	1	1	2	2

Net loss applicable to common shares	(334)	(431)	(389)	(503)	(43)	(77)	(195)	(155)

Loss from continuing operations per common share (in dollars)
Basic	(1.45)	(1.88)	(1.69)	(2.19)	(0.19)	(0.34)	(0.86)	(0.69)
Diluted	(1.45)	(1.88)	(1.69)	(2.19)	(0.19)	(0.34)	(0.86)	(0.69)
Net loss per common share (in dollars)
Basic	(1.45)	(1.88)	(1.69)	(2.19)	(0.19)	(0.34)	(0.86)	(0.68)
Diluted	(1.45)	(1.88)	(1.69)	(2.19)	(0.19)	(0.34)	(0.86)	(0.68)

See section E for the reconciliation of the Consolidated earnings items.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 25. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(CONTINUED)
B BALANCE SHEET ADJUSTMENTS
The following table presents the Consolidated balance sheets under Canadian and U.S. GAAP:

		2005		2005		2004
	US$	US$	$	$	$	$
	CANADIAN	U.S.	CANADIAN	U.S.	CANADIAN	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
	(NOTE 4)	(NOTE 4)
Assets
Current assets
Cash and cash equivalents	71	58	83	68	52	45
Receivables	252	182	294	212	226	145
Inventories	613	550	715	641	723	650
Prepaid expenses	9	7	11	8	12	10
Income and other taxes receivable	14	13	16	15	17	17
Future income taxes	33	32	38	38	87	87

	992	842	1,157	982	1,117	954
Property, plant and equipment	3,117	2,834	3,634	3,304	4,215	3,895
Goodwill	79	20	92	23	84	108
Investments in joint ventures [7]	—	231	—	269	—	305
Other assets	265	245	309	286	265	219

	4,453	4,172	5,192	4,864	5,681	5,481

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	18	12	21	14	22	5
Trade and other payables	558	483	651	564	647	575
Income and other taxes payable	25	25	29	29	32	28
Long-term debt due within one year	2	1	2	1	8	7

	603	521	703	608	709	615
Long-term debt	1,936	1,750	2,257	2,040	2,026	1,850
Future income taxes	250	155	292	180	557	509
Other liabilities and deferred credits	284	398	331	464	343	282
Shareholders’ equity
Preferred shares	31	31	36	36	39	39
Common shares	1,529	1,529	1,783	1,783	1,775	1,775
Contributed surplus	12	12	14	14	10	10
Retained earnings (deficit)	(16)	30	(19)	35	412	580
Accumulated foreign currency translation adjustments	(176)	—	(205)	—	(190)	—
Accumulated other comprehensive income	—	(254)	—	(296)	—	(179)

	1,380	1,348	1,609	1,572	2,046	2,225

	4,453	4,172	5,192	4,864	5,681	5,481

See section F for the reconciliation of the Consolidated balance sheets items.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
C DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP
Significant differences between Canadian and U.S. GAAP are described below.
1 Pension plans cost
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
2 Other employee future benefit plans cost
On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses arising prior to January 1, 2000.
3 Revenue stream hedge
In connection with the adoption of the Canadian accounting recommendations relating to the accounting for foreign currency translation, the Corporation elected to designate certain U.S. dollar denominated long-term debt as a hedge of its U.S. dollar revenue stream. Starting in the fourth quarter of 2004, this U.S. dollar denominated long-term debt was no longer designated as a hedge of future U.S. dollar revenue stream. The exchange gain deferred under Canadian GAAP was recorded to earnings under U.S. GAAP, as such designation is not possible under U.S. GAAP.
4 Foreign currency hedging contracts
On January 1, 2004, Domtar adopted the Canadian accounting recommendations relating to hedging relationships for the foreign currency contracts. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied prospectively. For contracts initiated prior to that date, Domtar has elected not to designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and resulting unrealized gains and losses are recorded to earnings. Under Canadian GAAP, gains and losses related to these contracts are included in “Sales.”
5 Commodity hedging contracts
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
     Under Canadian GAAP, the commodity contracts are not designated for hedge accounting, except for the bunker oil and electricity contracts. Contracts that are not designated for hedge accounting are marked to market and the resulting gains and losses are recorded in earnings. Domtar has to account for these at fair value. The fair value is re-evaluated on a regular basis and a gain or loss is recorded in earnings. For contracts that are designated for hedge accounting, the realized gains and losses are included in “Sales” or “Cost of sales” as appropriate.
6 Interest rate swap contracts
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 25. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
C DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP (CONTINUED)
Under Canadian GAAP, the net gain is deferred and recognized as a deduction of “Financing expenses” over the period of the interest rate payments initially designated as being hedged by these interest rate swap contracts. Furthermore, the Corporation had an unamortized deferred credit of nil (2004–nil; 2003–$3 million) related to interest received under these contracts during the year. Under U.S. GAAP, there is no deferred amount as the fluctuations in the swap contracts’ market value and interest payments are recognized in earnings as they arise.
     For the year ended December 31, 2005, the amortization of the net deferred gain and related interest was $13 million under Canadian GAAP and nil under U.S. GAAP (2004–$13 million and nil, respectively; 2003–$7 million and nil, respectively).
7 Joint ventures
Interests in joint ventures are accounted for using the proportionate consolidation method for Canadian GAAP and using the equity method under U.S. GAAP. This difference does not affect “Net loss” or “Shareholders’ equity.”
     Furthermore, under Canadian GAAP, a portion of the gain on the contribution to Norampac is deferred and amortized. Under U.S. GAAP, this gain was fully recognized in earnings upon the formation of Norampac.
8 Acquisition of E.B. Eddy
The E.B. Eddy acquisition has been accounted for under Canadian GAAP, which at the time differed from U.S. GAAP in the accounting for income taxes, pension benefits cost and accounting for business integration provisions.
     In 2005, in conjunction with the closure and restructuring costs discussed in Note 6, Domtar recorded an additional $11 million write-down on property, plant and equipment created at the time of the E.B. Eddy acquisition under U.S. GAAP.
     During the fourth quarter of 2005, Domtar conducted its annual impairment test on the goodwill recognized under U.S. GAAP. Accordingly, Domtar recorded an $85 million impairment loss related to the impairment of this goodwill. The impairment loss is attributable to the impact of sustained operating losses, mill closures and restructuring efforts. The fair value of the associated reporting units was determined using a combination of valuation methods including the expected present value of future cash flows.
9 Formation of Norampac
On January 1, 2000, Domtar adopted the Canadian accounting recommendations for income taxes. These recommendations essentially harmonize Canadian with U.S. GAAP and were applied retroactively without restating prior years. Accordingly, certain property, plant and equipment acquired at the formation of Norampac remained recorded at a lower value under Canadian GAAP.
10 Gains from discontinued operations
On January 1, 2002, Domtar adopted SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” for reporting purposes under U.S. GAAP. SFAS 144 establishes an accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. Pursuant to SFAS 144, the permanent closure in 2002 of the
St. Catharines, Ontario, paper mill and in 2003 of the wood products remanufacturing facility in Daveluyville, Quebec, and the hardwood lumber operations in Sault Ste. Marie, Ontario, qualify as discontinued operations. As indicated in Note 2, Domtar prospectively adopted the revised Canadian accounting recommendations for disposal of long-lived assets and discontinued operations applicable to disposal activities initiated on or after May 1, 2003. These recommendations harmonize Canadian GAAP with U.S. GAAP.
11 Investment tax credits
Under U.S. GAAP, the income tax expense has been reduced in 2005 by $4 million (2004–$4 million; 2003–$10 million) for investment tax credits related to research and development expenses, which had been recognized as a reduction of “Cost of sales” under Canadian GAAP.
12 Long-term debt discount
Under Canadian GAAP, long-term debt discount is presented in “Other assets” as a deferred charge. U.S. GAAP requires that long-term debt discount be reported as a direct reduction of the long-term debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
13 Foreign currency translation adjustments
Under U.S. GAAP, foreign currency translation adjustments are included as a component of “Comprehensive income.” Under Canadian GAAP, the concept of comprehensive income exists but applies to fiscal years beginning on or after October 1, 2006. Foreign currency translation adjustments are included as a component of “Shareholders’ equity.”
14 Comprehensive income
U.S. GAAP requires the disclosure of “Comprehensive income” (section D-iv). The concept of comprehensive income exists under Canadian GAAP, but applies to fiscal years beginning on or after October 1, 2006.
15 Consolidated cash flows
Under U.S. GAAP, the Consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that the joint ventures would be shown as an equity investment and not proportionately consolidated.
D SUPPLEMENTARY DISCLOSURES
i Accounting changes
Variable Interest Entities
On January 1, 2004, Domtar adopted FIN 46 “Consolidation of Variable Interest Entities,” which requires that an enterprise holding a variable interest in a Variable Interest Entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if the enterprise is to absorb a majority of the VIE’s expected losses and/or receive a majority of its expected residual returns. This interpretation is effective for newly created or acquired VIEs after January 31, 2003. For VIEs existing prior to this date, the provisions of the interpretation are effective for reporting periods beginning after December 15, 2003. In December 2003, the FASB issued FIN 46R, which modifies the scope exceptions provided in FIN 46. Entities would be required to replace FIN 46 provisions with FIN 46R provisions to all newly created post-January 31, 2003 VIEs as of the end of the first period ending after March 15, 2004. There was no initial impact on the consolidated financial statements upon the adoption of this recommendation. The equivalent CICA Accounting Guideline No.15 “Consolidation of Variable Interest Entities” is effective for annual and interim periods beginning on or after November 1, 2004.
Asset retirement obligations
On January 1, 2003, Domtar adopted SFAS 143 “Accounting for Asset Retirement Obligations” for U.S. GAAP purposes only. SFAS 143 requires entities to record a liability at fair value when there is a legal obligation associated to the retirement of an asset in the period in which it is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted each year using a credit-adjusted risk-free rate.
     On January 1, 2004, Domtar adopted retroactively with restatement of prior years the new CICA Handbook Section 3110 “Asset Retirement Obligations” (Note 2), which is analogous to SFAS 143.
ii Defined benefit pension plans
The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,582 million, $1,475 million and $1,300 million, respectively, as at December 31, 2005 and $1,323 million, $1,195 million and $1,151 million, respectively, as at December 31, 2004.
iii Inventories
Inventories under U.S. GAAP are comprised of the following:

	2005	2005	2004

	US$	$	$
	(NOTE 4)
Work in process and finished goods	302	352	367
Raw materials	137	160	136
Operating and maintenance supplies	111	129	147

	550	641	650

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 25. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
D SUPPLEMENTARY DISCLOSURES (CONTINUED)
iv Comprehensive income and accumulated other comprehensive income
Under U.S. GAAP, Domtar is required to disclose certain information about comprehensive income. This information is as follows:

COMPREHENSIVE INCOME	2005	2005	2004	2003

	US$	$	$	$
	(NOTE 4)
Net loss in accordance with U.S. GAAP	(430)	(502)	(76)	(153)
Other comprehensive income
Additional minimum liability of defined benefit pension plans, net of income taxes of $50 million (2004 –recovery of $16 million; 2003–expense of $3 million) (see C1 above)	(82)	(95)	27	(6)
Unrealized gains on commodity hedging contracts	1	1	—	—
Unrealized gains and losses on foreign currency hedging contracts, net of taxes recovery of $7 million (2004 –expense of $13 million; 2003–nil)	(10)	(12)	26	—
Foreign currency translation adjustments	(10)	(11)	(45)	(147)

Comprehensive income	(531)	(619)	(68)	(306)

ACCUMULATED OTHER COMPREHENSIVE INCOME	2005	2005	2004	2003

	US$	$	$	$
	(NOTE 4)
Additional minimum liability of defined benefit pension plans	(94)	(110)	(15)	(42)
Unrealized gains on commodity hedging contracts	1	1	—	—
Unrealized gains on foreign currency hedging contracts	12	14	26	—
Foreign currency translation adjustments	(173)	(201)	(190)	(145)

Accumulated other comprehensive income	(254)	(296)	(179)	(187)

v Impact of accounting pronouncements not yet implemented
Inventory costs
In November 2004, FASB issued Statement 151 “Inventory Costs” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Statement 151 also introduces the concept of “normal capacity” and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Domtar does not expect the adoption of this statement to have a significant impact on its results of operations and financial position.
Share-based payment
In December 2004, FASB issued Statement 123 (revised 2004) “Share-Based Payment” and related Staff Positions (FSP’s) during 2005. FASB 123R requires that compensation costs relating to share-based payment transactions be measured and recognized in financial statements based on the fair value of the equity or liability instruments issued. In March 2005, the SEC issued Staff Accounting Bulletin 107 “Share-Based Payment” which expresses the SEC staff’s views on FASB 123R and is effective upon adoption of FASB 123R. This statement is effective for fiscal years beginning after June 15, 2005. Domtar does not expect the adoption of this statement to have a significant impact on its results of operations and financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
Impairment of certain investments
In November 2005, FASB issued Staff Position, FSP FAS 115-1 and FAS 124-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which officially nullifies EITF 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” recommendations on determining whether an impairment is other-than-temporary. The FSP generally encompassed EITF 03-1 guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities. This FSP is effective for reporting periods beginning after December 15, 2005. Domtar does not expect the adoption of this statement to have a significant impact on its results of operations and financial position.
E RECONCILIATION OF THE CONSOLIDATED EARNINGS ITEMS FROM CANADIAN GAAP TO U.S. GAAP

	2005	2005	2004	2003

	US$	$	$	$
	(NOTE 4)

Sales–Canadian GAAP	4,259	4,966	5,115	5,167
Discontinued operations [10]	—	—	—	(2)
Joint ventures [7]	(551)	(643)	(640)	(576)

Sales–U.S. GAAP	3,708	4,323	4,475	4,589

Cost of sales–Canadian GAAP	3,716	4,333	4,381	4,335
Pension plans cost [1]	5	6	1	5
Other employee future benefit plans cost [2]	(3)	(3)	(1)	—
Discontinued operations [10]	—	—	—	(5)
Investment tax credits [11]	4	4	4	10
Joint ventures [7]	(466)	(544)	(506)	(450)

Cost of sales–U.S. GAAP	3,256	3,796	3,879	3,895

Selling, general and administrative–Canadian GAAP	250	292	306	319
Discontinued operations [10]	—	—	—	1
Joint ventures [7]	(44)	(52)	(47)	(49)

Selling, general and administrative–U.S. GAAP	206	240	259	271

Amortization–Canadian GAAP	322	375	368	385
Acquisition of E.B. Eddy [8]	87	102	6	6
Joint ventures [7]	(35)	(41)	(35)	(33)

Amortization–U.S. GAAP	374	436	339	358

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 25. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
E RECONCILIATION OF THE CONSOLIDATED EARNINGS ITEMS FROM CANADIAN GAAP TO U.S. GAAP (CONTINUED)

	2005	2005	2004	2003

	US$	$	$	$
	(NOTE 4)

Closure and restructuring costs–Canadian GAAP	371	433	48	24
Pension plans cost [1]	7	8	—	—
Other employee future benefit plans cost [2]	(2)	(2)	—	—
Discontinued operations [10]	—	—	—	5

Closure and restructuring costs–U.S. GAAP	376	439	48	29

Financing expenses–Canadian GAAP	133	155	148	169
Revenue stream hedge [3]	—	—	(4)	(42)
Joint ventures [7]	(11)	(12)	(8)	(17)

Financing expenses–U.S. GAAP	122	143	136	110

Income tax recovery–Canadian GAAP	(193)	(225)	(52)	(67)
Tax effect of the adjustments	(10)	(12)	(11)	20
Investments tax credits [11]	(4)	(4)	(4)	(10)
Joint ventures [7]	1	1	(12)	(10)

Income tax recovery–U.S. GAAP	(206)	(240)	(79)	(67)

F RECONCILIATION OF THE CONSOLIDATED BALANCE SHEETS ITEMS FROM CANADIAN GAAP TO U.S. GAAP

	2005	2005	2004

	US$	$	$
	(NOTE 4)

Cash and cash equivalents–Canadian GAAP	71	83	52
Joint ventures [7]	(13)	(15)	(7)

Cash and cash equivalents–U.S. GAAP	58	68	45

Receivables–Canadian GAAP	252	294	226
Joint ventures [7]	(70)	(82)	(81)

Receivables–U.S. GAAP	182	212	145

Inventories–Canadian GAAP	613	715	723
Joint ventures [7]	(63)	(74)	(73)

Inventories–U.S. GAAP	550	641	650

Prepaid expenses–Canadian GAAP	9	11	12
Joint ventures [7]	(2)	(3)	(2)

Prepaid expenses–U.S. GAAP	7	8	10

Property, plant and equipment–Canadian GAAP	3,117	3,634	4,215
Acquisition of E.B. Eddy [8]	43	50	67
Formation of Normpac [9]	15	18	20
Joint ventures [7]	(341)	(398)	(407)

Property, plant and equipment–U.S. GAAP	2,834	3,304	3,895

Goodwill–Canadian GAAP	79	92	84
Acquisition of E.B. Eddy [8]	15	17	102
Joint ventures [7]	(74)	(86)	(78)

Goodwill–U.S. GAAP	20	23	108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report

	2005	2005	2004

	US$	$	$
	(NOTE 4)

Other assets–Canadian GAAP	265	309	265
Pension plans cost [1]	(80)	(93)	(78)
Intangible assets related to additional minimum liability [1]	66	77	32
Commodity hedging contracts [5]	—	—	(4)
Unrealized gains on foreign currency hedging contracts [4]	17	20	39
Long-term debt discount [12]	(8)	(10)	(11)
Joint ventures [7]	(15)	(17)	(24)

Other assets–U.S. GAAP	245	286	219

Bank indebtedness–Canadian GAAP	18	21	22
Joint ventures [7]	(6)	(7)	(17)

Bank indebtedness–U.S. GAAP	12	14	5

Trade and other payables–Canadian GAAP	558	651	647
Foreign currency hedging contracts [4]	—	—	2
Joint ventures [7]	(75)	(87)	(74)

Trade and other payables–U.S. GAAP	483	564	575

Income and other taxes payable–Canadian GAAP	25	29	32
Joint ventures [7]	—	—	(4)

Income and other taxes payable–U.S. GAAP	25	29	28

Long-term debt due within one year–Canadian GAAP	2	2	8
Joint ventures [7]	(1)	(1)	(1)

Long-term debt due within one year–U.S. GAAP	1	1	7

Long-term debt–Canadian GAAP	1,936	2,257	2,206
Long-term debt discount [12]	(8)	(10)	(11)
Joint ventures [7]	(178)	(207)	(165)

Long-term debt–U.S. GAAP	1,750	2,040	1,850

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Domtar Inc.
2005
Annual Report
NOTE 25. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
F RECONCILIATION OF THE CONSOLIDATED BALANCE SHEETS ITEMS FROM CANADIAN GAAP TO U.S. GAAP (CONTINUED)

	2005	2005	2004
	US$	$	$
	(NOTE 4)
Future income taxes–Canadian GAAP	250	292	557
Tax effect of the adjustments	(30)	(35)	34
Joint ventures [7]	(65)	(77)	(82)

Future income taxes–U.S. GAAP	155	180	509

Other liabilities and deferred credits–Canadian GAAP	284	331	343
Pension plans cost [1]	—	—	1
Additional minimum liability of defined benefit pension plans [1]	209	244	54
Other employee future benefit plans cost [2]	11	13	18
Revenue stream hedge [3]	(41)	(48)	(48)
Interest rate swap contracts [6]	(9)	(10)	(23)
Deferred gain on contribution of net assets to Norampac [7]	(29)	(34)	(39)
Joint ventures [7]	(27)	(32)	(24)

Other liabilities and deferred credits–U.S. GAAP	398	464	282

Retained earnings (deficit)–Canadian GAAP	(16)	(19)	412
Pension plans cost [1]	(54)	(63)	(54)
Other employee future benefit plans cost [2]	(8)	(10)	(13)
Revenue stream hedge [3]	27	32	32
Foreign currency hedging contracts [4]	(2)	(2)	(3)
Commodity hedging contracts [5]	(1)	(1)	(3)
Interest rate swap contracts [6]	5	6	15
Deferred gain on contribution of net assets to Norampac [7]	19	22	26
Acquisition of E.B. Eddy [8]	45	52	148
Formation of Norampac [9]	15	18	20

Retained earnings–U.S. GAAP	30	35	580

Accumulated foreign currency translation adjustments–Canadian GAAP	(176)	(205)	(190)
Additional minimum liability of defined benefit pension plans [1]	(94)	(110)	(15)
Unrealized gains on commodity hedging contracts [5]	1	1	—
Unrealized gains on foreign currency hedging contracts [4]	12	14	26
Joint ventures [7]	3	4	—

Accumulated other comprehensive income–U.S. GAAP	(254)	(296)	(179)

NOTE 26
Comparative figures
To conform with the basis of presentation adopted in the current year, certain figures previously reported have been reclassified.

SUPPLEMENTARY INFORMATION

Domtar Inc.
2005
Annual Report
Supplementary Information
ECONOMIC VALUE ADDED (EVA®)
In addition to using return on equity as an important financial metric, Domtar also uses EVA® to ensure that its decision-making processes are aligned with the objective of increasing shareholder value. EVA® is used at Domtar to measure performance and to evaluate investment decisions.
     EVA® is positive when a company’s net after-tax operating profit exceeds a capital charge representing the return expected by the providers of the company’s capital. Domtar reviews its cost of capital periodically, based on changes in financial markets.
     Domtar’s EVA® for 2005 was negative $487 million. The 2005 results were negatively impacted by the continued strengthening of the Canadian dollar and higher costs, especially for purchased fiber, chemicals, energy and freight. This was only partially offset by higher U.S. dollar selling prices for most of its products.
     In late 2005, Domtar announced a series of targeted measures aimed at returning the Company to profitability. The measures included the permanent closures of mills and paper machines, as well as further cost reduction initiatives.
     In addition, Domtar intends to improve profitability by implementing supply chain initiatives that are expected to reduce operational costs and improve customer satisfaction. These initiatives are aimed at increasing the efficiency of the converting and distribution centers and the cost effectiveness of transportation for just-in-time deliveries. Furthermore, Domtar plans to transfer some of its paper grades to more profitable papermaking facilities and machines within its network. Above all, Domtar plans to continue providing its customers with products, services and solutions that meet their needs.
     Domtar remains committed to creating long-term shareholder value and will continue to exercise financial discipline, especially with respect to capital management.
     EVA® is a registered trademark of Stern Stewart & Co.
COMMON STOCK PRICES
Quarterly share prices for the common shares of Domtar during 2005 and 2004 were as follows:

	1st	2nd	3rd	4th
	$	$	$	$

Market price–2005
Toronto Stock Exchange
High	14.74	10.95	9.77	7.75
Low	9.90	8.50	7.40	4.70
New York
Stock Exchange (US$)
High	12.20	8.80	7.99	6.69
Low	8.14	6.80	6.27	4.00
Market price–2004
Toronto Stock Exchange
High	16.84	17.95	17.50	16.02
Low	14.45	15.11	15.02	13.65
New York
Stock Exchange (US$)
High	13.00	13.28	13.25	12.71
Low	10.84	10.90	11.71	11.36

HISTORICAL SUMMARY

Domtar Inc.
2005
Annual Report

DECEMBER 31	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995

(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)	$	$	$	$	$	$	$	$	$	$	$

OPERATIONS
Sales [1]	4,966	5,115	5,167	5,859	4,636	3,813	3,271	2,486	2,065	2,100	2,309
Operating expenses [1]	4,990	5,049	5,041	5,412	4,323	3,337	2,892	2,286	2,009	1,991	1,800

Operating profit (loss) excluding specified items	(24)	66	126	447	313	476	379	200	56	109	509
Specified items and other expenses
Specified items affecting the operating profit (loss) [2]	439	17	221	63	—	—	—	—	—	35	—
Financing expenses	155	148	169	192	167	119	76	123	65	32	87
Premium and write-off on early redemption of long-term debt	—	—	—	—	—	—	—	—	—	127	—
Gain on contribution to Norampac, including amortization of deferred gain	(5)	(5)	(4)	(5)	(5)	(5)	(5)	(5)	(25)	—	—
Income tax expense (recovery)	(225)	(52)	(67)	56	11	100	123	31	3	(23)	153
Non-controlling interest	—	—	—	—	—	—	(1)	(2)	(2)	(1)	6

Earnings (loss) from continuing operations	(388)	(42)	(193)	141	140	262	186	53	15	(61)	263
Discontinued operations, net of income taxes	—	—	—	—	—	—	—	—	—	184	65

Net earnings (loss)	(388)	(42)	(193)	141	140	262	186	53	15	123	328

FINANCIAL POSITION
Assets
Cash, short-term investments and deposits	83	52	48	38	36	29	3	9	283	44	286
Other current assets	1,074	1,065	978	1,138	1,132	999	843	788	567	593	710
Property, plant and equipment	3,634	4,215	4,533	5,387	5,612	3,002	2,978	3,010	1,964	1,992	2,086
Goodwill	92	84	77	79	62	65	65	66	65	20	21
Other assets	309	265	212	205	213	140	116	108	66	58	46

Total assets	5,192	5,681	5,848	6,847	7,055	4,235	4,005	3,981	2,945	2,707	3,149

Liabilities and shareholders’ equity
Current liabilities	703	709	704	854	810	629	604	683	397	396	416
Long-term debt	2,257	2,026	2,054	2,444	2,883	984	1,041	1,158	863	635	1,082
Future income taxes	292	557	562	625	528	559	371	252	206	209	225
Other liabilities and deferred credits and non-controlling interest	331	343	360	370	408	254	207	232	189	156	175
Equity element of convertible debentures	—	—	—	—	—	—	—	—	—	—	99
Preferred shares	36	39	42	44	48	51	54	87	100	103	216
Common shareholders’ equity	1,573	2,007	2,126	2,510	2,378	1,758	1,728	1,569	1,190	1,208	936

Total liabilities and Shareholders’ equity	5,192	5,681	5,848	6,847	7,055	4,235	4,005	3,981	2,945	2,707	3,149

1	All data prior to 2004 have been restated to reflect the reclassification of delivery costs as well as countervailing and antidumping duties on exports of softwood lumber to the United States from “Sales” to “Cost of sales.”

2	For the 2005, 2004, 2003 and 2002 figures, see “Specified items affecting results and non-GAAP measures” in “Management’s Discussion and Analysis.”

3	The 1997 results include the after-tax impact of the gain on contribution to Normpac of $0.11 per share. The 1996 and 1994 results include the after-tax impact of specified items of $(0.17) and $0.11 per share, respectively.

4	The 1997 figures exclude a non-recurring $17 million after-tax gain realized on the contribution of Domtar’s packaging net assets to Norampac.

The 1996 figures exclude non-recurring items related to the divestitures of the Gypsum and Decorative Panels divisions, a change related to the refinancing program completed during the year and a charge principally related to asset write-downs.

5	Ratio of net earnings. after dividend payments on preferred shares, to total average common shareholders’ equity.

HISTORICAL SUMMARY

Domtar Inc.
2005
Annual Report

DECEMBER 31	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995

(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)	$	$	$	$	$	$	$	$	$	$	$
CASH FLOWS
Operating
Cash flows provided from (used for) operating activities	(10)	122	348	677	727	587	326	248	125	172	520
Investing
Net additions to property, plant and equipment	(147)	(163)	(225)	(223)	(280)	(248)	(206)	(206)	(153)	(351)	(361)
Business acquisitions	(37)	(19)	(11)	(27)	(2,616)	(22)	(9)	(456)	—	—	(88)
Net consideration received upon contribution to Norampac	—	—	—	—	—	—	—	—	285	—	—
Net proceeds from business divestitures	—	—	—	—	—	—	—	—	—	604	—
Other	(3)	(1)	(2)	6	(5)	(12)	28	(1)	7	(19)	233
Financing
Dividend payments	(56)	(56)	(45)	(33)	(28)	(28)	(28)	(25)	(23)	(17)	(5)
Long-term debt and equity financing	482	21	632	16	4,289	—	5	676	—	360	4
Change in bank indebtedness	1	5	(4)	(25)	(2)	(1)	17	(4)	15	(12)	10
Change in revolving bank credit	70	105	22	9	(196)	(163)	198	3	—	—	(89)
Redemption, repayments and other	(271)	(11)	(701)	(398)	(1,882)	(87)	(337)	(509)	(17)	(979)	(31)

Net increase (decrease) in cash and cash equivalents	29	3	14	2	7	26	(6)	(274)	239	(242)	193

OTHER DATA
Per common share
Earnings (loss) from continuing operations [3]	(1.69)	(0.19)	(0.86)	0.62	0.72	1.42	1.00	0.31	0.09	(0.50)	1.99
Net earnings (loss) [3,4]	(1.69)	(0.19)	(0.86)	0.62	0.72	1.42	1.00	0.31	0.09	0.87	2.50
Cash dividends declared	0.18	0.24	0.22	0.14	0.14	0.14	0.14	0.14	0.14	0.14	—
Year-end book value	6.84	8.75	9.34	11.02	10.51	9.75	9.39	8.56	7.96	8.03	7.32
Market price
Toronto Stock Exchange
High	12.20	17.95	17.01	17.80	16.46	22.00	18.75	12.70	13.50	12.70	14.75
Low	4.00	13.65	14.02	13.83	11.00	9.90	8.60	6.80	8.85	9.00	9.25

Ratios
Return on common shareholders’ equity [4,5]	(20)%	(2)%	(8)%	6%	7%	15%	11%	4%	1%	11%	41%
Net debt-to-total- capitalization ratio [6]	58:42	49:51	48:52	49:51	55:45	37:63	38:62	43:57	33:67	32:68	40:60

Other statistics
Number of common shareholders	5,166	5,270	5,477	5,589	5,773	6,034	6,477	7,076	7,254	8,732	9,347
Number of preferred shareholders	162	184	207	236	273	301	351	390	418	485	555
Common shares outstanding (MILLIONS)	231.0	230.2	228.9	227.7	226.2	180.4	184.1	183.4	149.5	150.4	127.8
Number of employees [7]	9,800	10,600	11,000	12,000	12,500	9,155	8,232	7,946	7,300	7,574	9,503
Salaries, wages and benefits [7]	895	877	935	1,056	821	611	544	414	461	462	550

6	Ratio of long-term debt and bank indebtedness, net of cash, short-term investments and short-term deposits held in trust to total capitalization.

7	All data subsequent to 1997 exclude Norampac. All data prior to 1998 include 100% of Domtar’s packaging division, although it was contributed to Norampac on December 30, 1997.

The 1998 data for salaries, wages and benefits includes only five months of E.B. Eddy, whereas the data for number of employees includes all employees of E.B.Eddy as at December 31, 1998.

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

AUDIT COMMITTEE
The Audit Committee is composed entirely of directors who are “independent,” as such term is defined in the listing standards of the New York Stock Exchange. All four members of the Audit Committee are financially literate and there are two “audit committee financial experts”. In considering criteria for the determination of financial literacy, the Board considers the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Domtar’s financial statements. In determining who the “audit committee financial experts” are, the Board and the Audit Committee have considered the attributes described in Item 401(h) of Regulation S-K of the Securities and Exchange Commission. The “audit committee financial experts” are Messrs. Louis P. Gignac and Robert J. Steacy. The other members of the Audit Committee are Jack C. Bingleman and Jacques Laurent.
The duties of the Audit Committee are set out in the Audit Committee Charter, which may be consulted on our Internet site at www.domtar.com/en/governance/directors/402.asp.
CODE OF ETHICS
Since 2000, the Corporation has had in place a Code of Ethics that applies to all its employees, including the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics may be consulted on our Internet site at www.domtar.com/en/governance/ethics/477.asp.
PRINCIPAL ACCOUNTING FEES AND SERVICES
AUDIT FEES
Fees paid to PricewaterhouseCoopers LLP in 2004 for completion of the 2004 audit of the consolidated financial statements amounted to $1,178,000.
Fees paid to PricewaterhouseCoopers LLP in 2005 for completion of the 2005 audit of the consolidated financial statements amounted to $1,640,000.
AUDIT-RELATED FEES
Fees paid to PricewaterhouseCoopers LLP in 2004 for services related to the 2004 audit of the consolidated financial statements amounted to $341,000.
Fees paid to PricewaterhouseCoopers LLP in 2005 for services related to the 2005 audit of the consolidated financial statements amounted to $177,000.

INCOME TAX RETURN SERVICES FEES
Fees paid to PricewaterhouseCoopers LLP in 2004 for income tax return services fees amounted to $32,000.
No fees were paid to PricewaterhouseCoopers LLP in 2005 for income tax return services fees.
ALL OTHER FEES
Fees paid to PricewaterhouseCoopers LLP in 2004 for professional non-audit services amounted to $56,000.
Fees paid to PricewaterhouseCoopers LLP in 2005 for professional non-audit services amounted to $84,000.
AUDIT AND NON-AUDIT SERVICES PRE-APPROVAL POLICY
The Audit Committee of the Board of Directors of the Corporation adopted in April 2003 the Audit and Non-Audit Services Pre-Approval Policy that may be found on our web site at www.domtar.com/en/governance/ethics/828.asp. All the fees indicated above were approved in accordance with the Audit and Non-Audit Services Pre-Approval Policy.
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

UNDERTAKING
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: (i) the securities in relation to which the obligation to file an annual report on Form 40-F arises; or (ii) transactions in said securities.
SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	Domtar Inc.

By:	/s/ Razvan L. Theodoru
Razvan L. Theodoru Corporate Secretary

Date:	March 27, 2006

10733201