Form 40-F/A
period 2005-12-31
DOMTAR INC /CANADA
filed 2006-03-27
CIK 819817

FORWARD-LOOKING STATEMENTS
UNDERTAKING
SIGNATURES
CEO 302 Certification
CFO 302 Certification
CEO 906 Certification
CFO 906 Certification
Charter Audit Committee

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

FORWARD-LOOKING STATEMENTS
This annual report on Form 40-F/A may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate”, “believe”, “expect”, “intend”, “aim”, “target”, “plan”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, the ability to integrate acquired businesses into existing operations, the ability to realize anticipated cost savings, the performance of manufacturing operations, and other factors referenced herein and in Domtar’s continuous disclosure filings. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements contained in this annual report on Form 40-F/A are based upon what management believes to be reasonable estimates and assumptions, Domtar cannot ensure that actual results will not be materially different from those expressed or implied by these forward-looking statements. Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risk Factors” as well as those discussed elsewhere in this annual report on Form 40-F/A.

Form 40-F/A
Domtar Inc.
March 27, 2006

Annual Information Form

Exhibits

1.1	CEO 302 Certification
1.2	CFO 302 Certification
2.1	CEO 906 Certification
2.2	CFO 906 Certification
3.0	Charter Audit Committee

Annual Information Form
March 27, 2006

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
     In this Annual Information Form (“AIF”), unless otherwise specified, “Domtar,” “we,” “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and “the Corporation” refers to Domtar Inc. and its subsidiaries but excludes interests in joint ventures including Norampac Inc. (“Norampac”), Gogama Forest Products Inc. and Anthony Domtar Inc., in which we own a 50% investment interest. In accordance with industry practice, in this AIF, the term “ton” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, and the term “tonne” refers to a metric ton. Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars as are the term “dollars” and the symbol “$.” The term “U.S. dollars” and the symbol “US$” refer to United States dollars.
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
FORWARD-LOOKING STATEMENTS
     This AIF may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate”, “believe”, “expect”, “intend”, “aim”, “target”, “plan”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, the ability to integrate acquired businesses into existing operations, the ability to realize anticipated cost savings, the performance of manufacturing operations, and other factors referenced herein and in Domtar’s continuous disclosure filings. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements contained in this AIF are based upon what management believes to be reasonable estimates and assumptions, Domtar cannot ensure that actual results will not be materially different from those expressed or implied by these forward-looking statements. Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risk Factors” as well as those discussed elsewhere in this AIF.

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
     (5) Rationalization of Production Facilities. We have made an ongoing commitment to adjust production to meet our customers’ needs, as well as maintain operational flexibility and a competitive manufacturing base. We are continually reviewing our operations to improve flexibility and our competitive position through an extensive benchmarking of best practices. These efforts have mainly impacted our Papers and Wood segments and have resulted in workforce reductions and mill closures.
Papers
     In March 2002, we announced the shut down of one paper machine at the Nekoosa, Wisconsin paper mill and the permanent closure of the St. Catharines, Ontario paper mill. These initiatives permanently curtailed 80,000 tons of paper production.
     In early 2004, we decided to shut down one of two paper machines at our Vancouver mill, resulting in the permanent curtailment of 45,000 tons of paper manufacturing capacity and the elimination of approximately 85 permanent positions. We also announced the elimination of approximately 330 permanent positions over the course of 2004 to 2006 within our Papers operations.
     In the fourth quarter of 2004, we announced the shutdown, for an indefinite period, of the pulp mill, one paper machine and its sheeter at our Cornwall mill as of March 8, 2005.
     In November 2005, we announced the permanent shutdown of our Cornwall pulp and paper mill as well as our Ottawa mill, which will be effective March 31, 2006. We also announced our intention to seek a buyer for our Vancouver coated paper mill. If unsold by June 30, 2006, it will be permanently shut down. These closures will result in a reduction of our production capacity of 160,000 tons of pulp and 450,000 tons of paper per annum (including 160,00 tons of pulp and 85,000 tons of paper already affected by the temporary closure of the Cornwall mill announced in the last quarter of 2004) and will impact approximately 1,380 positions (including 390 positions already affected by the temporary closure of the Cornwall mill announced in the last quarter of 2004). We further announced that approximately 200 permanent positions, mainly related to our paper operations, will be eliminated by the end of 2006.
     In addition to these measures, we intend to improve profitability by implementing supply chain initiatives that are expected to reduce operational costs and improve customer satisfaction. These initiatives are aimed at increasing the efficiency of our converting and distribution centers and the cost effectiveness of transportation for just-in-time deliveries. Furthermore, we plan to transfer some of our paper grades to more profitable papermaking facilities and machines within our network. Above all, we plan to continue providing our customers with products, services and solutions that meet their needs. We believe that these initiatives will result in increased productivity and optimized production in our more efficient operations.
Wood
     On November 29, 2002, we announced the permanent closure of our wood remanufacturing facility in Daveluyville, Quebec, and our hardwood lumber operation in Sault Ste. Marie, Ontario. These actions resulted from our decision to concentrate our remanufacturing operations at the Sullivan mill in the Abitibi region of Quebec, to exit the hardwood lumber business and to focus our efforts on improving the efficiency of our softwood lumber mills.
     In January 2005, we announced, in conjunction with Tembec Inc., the restructuring of our northeastern Ontario sawmill operations, resulting in the permanent closure of our Chapleau sawmill as of March 6, 2005. This measure impacted 67 permanent positions. This initiative arose from a review of our northeastern Ontario sawmill operations in light of prevailing challenging conditions. This initiative allowed us to add a third shift at the jointly-owned Elk Lake sawmill in April 2005 to process additional fiber from the Chapleau closure and resulting fiber swap with Tembec Inc.
     In November 2005, we announced the permanent closure of our Grand-Remous and Malartic sawmills, effective in the second quarter of 2006, due to the lower softwood fiber allocations and higher fiber costs in Quebec. These measures will impact approximately 200 permanent positions. Subject to the government’s approval, the wood fiber allocation for Grand-Remous and Malartic will be transferred to Domtar’s other sawmills in Quebec. We expect that this will result in more efficient operations by going to three shifts, and will offer the possibility for approximately 80 employees from the closed sawmills to transfer to new positions created by the third shift. We are also working with a partner, and in collaboration with the government, on a value-added project using the Grand-Remous and Malartic infrastructures.
Other workforce reductions
     In the fourth quarter of 2004, we announced the elimination of 400 additional permanent positions across our operations in Canada and the United States, including 150 management and staff functions, by the end of 2005.
     In November 2005, we announced further measures to reduce our costs, including eliminating 100 additional corporate and divisional permanent positions, eliminating 200 additional operational positions and consolidating the North American administrative offices in Montreal and Cincinnati.
DESCRIPTION OF THE BUSINESS
Industry Segment and Geographic Area Information
     Financial information pertaining to Domtar’s consolidated industry, geographical segments and export sales is presented in Note 24 of Domtar’s Consolidated Financial Statements for the year ended December 31, 2005 (the “2005 Consolidated Financial Statements”), which are incorporated herein by reference.

Description of Our Business
     Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants and Wood. In addition, our 50% investment in Norampac corresponds to the Packaging segment. For the year ended December 31, 2005, consolidated sales were $5.0 billion.
Segmented sales
For the years ended December 31, 2005 and 2004

Sales by geographical area
For the years ended December 31, 2005 and 2004

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
- anticipate and meet the needs of our customers in order to enhance customer loyalty;

- improve the productivity of our mills and the quality of our products and services;

- broaden our distribution capabilities;

- grow through acquisitions and alliances within our areas of expertise;

- maintain strict financial discipline;

- foster the personal growth and participation of employees;

- act as a responsible corporate citizen.

Papers
     We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We produce, market and distribute a wide range of fine paper products. These reach a variety of customers that include paper merchants, business offices, office equipment manufacturers (OEMs), retail outlets, commercial printers, publishers and converters. We operate four pulp and paper mills in Canada (reflecting the permanent closure of the Cornwall and Ottawa mills and the decision to sell the Vancouver mill) and five in the United States, with an annual production capacity of approximately 2.3 million tons of paper, complemented by strategically located warehouse and sales offices. In addition, we sell pulp in excess of our own internal requirements. Our Papers business is our most important segment and represented 55% of consolidated sales in 2005, or 61% when including sales of Domtar paper through our own Paper Merchants business, compared to 56% of consolidated sales in 2004, or 62% when including sales of Domtar paper through our own Paper Merchants business.
     The following table sets forth Domtar’s trade shipments of paper and market pulp for the years indicated:

	Years ended December 31,
	2005	2004	2003	2002	2001(1)
Paper (thousands of tons)	2,510	2,562	2,499	2,613	1,828
Market pulp (thousands of tons)	633	808	769	789	505

(1)	The shipments statistics for 2001 contain five months of shipments for the integrated pulp and paper mills acquired in 2001 — 497,000 tons of paper and 194,000 tons of pulp.
     Our principal paper product categories consist of business papers, commercial printing and publication papers, and technical and specialty papers. The following chart illustrates the principal paper products we produce and our annual paper production capacity by type, grade and application.

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

     Our business papers consist mainly of uncoated freesheet papers, such as copy and premium imaging papers used in photocopy machines, laser and inkjet printers. These products are principally for home and office use and represent about 40% of our paper production.
     Our commercial printing grade papers include uncoated freesheet papers, such as offset papers, opaques and a variety of coated printing papers. These grades are used in sheet and roll fed offset presses across the spectrum of commercial printing end-uses, including digital printing. Our publication papers include tradebook and lightweight uncoated and coated papers used principally in book publishing applications such as textbooks, dictionaries, catalogs, magazines, hard cover novels and financial printing. Design papers, a sub-group of commercial printing and publication papers, have distinct features of color, brightness and texture and are targeted towards graphic artists in design and advertising agencies, for use primarily in special brochures and annual reports. Commercial printing and publication papers represent 44% of our paper production.
     We also produce paper for several technical and specialty markets. These technical and specialty papers consist primarily of base stock used by the flexible packaging industry in the production of food and medical packaging and other specialty papers for various other industrial applications, including base stock for sandpaper, base stock for medical gowns, drapes and packaging, as well as transfer paper for printing processes. We also participate in several converting grades for specialty and security applications. These technical and specialty papers represent about 16% of our paper production.
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
     In 2005, an initiative was introduced to raise the current North American brightness standard from 84 GE brightness (Technical Association of the Pulp and Paper Industry — TAPPI standard that measures brightness) to 92 GE brightness for regular uncoated freesheet grades and from 92 GE brightness to 96 GE brightness for opaque grades. As of year-end, we have completed the transition to the 92 GE brightness in all of our paper mills.
     During 2005, we shipped approximately 550,000 tons of products that were improved/developed after 2002 (including the products that were transitioned to higher brightness), accounting for about 22% of our total paper shipments. We also support fundamental research at several universities and through research institutions such as the Pulp and Paper Research Institute of Canada.
Customers and Distribution
     The following chart illustrates our channels of distribution for our paper products:

     Generally, we sell business papers through paper merchants, OEMs, stationers and retail outlets. We distribute coated and uncoated commercial printing and publication papers to end-users and commercial printers, mainly through paper merchants, as well as selling directly to converters. We sell our technical and specialty products mainly to converters, who apply a further production process such as coating, laminating or waxing to our papers before selling them to a variety of specialized end-users.
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
     We distributed about 72% of our paper products in 2005 through a large network of paper sales merchants operating throughout North America, one of which we own (see Paper Merchants). Paper merchants, who sell our products to their own customers, represent our largest group of customers.
     In 2005, approximately 90% of our paper sales were made to customers in the United States.
     Domtar signed a contract with Unisource Worldwide, Inc. back in 2001, to sell them up to 420,000 tons of paper, principally printing and imaging, per year. The performance of this contract, which expires in August 2006, is guaranteed by Georgia-Pacific Corporation (“GP”). We also had additional agreements with GP for the sale of paper, principally printing and imaging, which expired on January 1, 2006. We do not view the maturity of these agreements as having a material impact on our future shipments as we believe that we will continue to sell this paper volume.
     We sell market pulp to customers in North America through a centrally located sales force. We also sell market pulp to overseas customers through commission agents. We maintain pulp supplies at strategically located warehouses, which allows us to respond to orders on short notice. In 2005, approximately 10% of our sales of market pulp were made in Canada, 37% were made in the United States, 6% in Mexico and 47% overseas. We also purchase pulp to optimize paper production and reduce freight costs. In 2005, our net market pulp position (the amount of pulp produced in excess of our internal requirements) was approximately 554,000 tons. In 2006, our net pulp position is expected to be approximately 950,000 tons as a result of the announced paper mill closures.
     In order to better respond to customer needs and improve the flexibility of our production network, we implemented an integrated resource management system. Progressively introduced since July 2003, this system establishes a common platform and database for customer service, integrates production-planning processes in the mills and implements common financial processes and standards. As at December 31, 2005, the roll-out of the integrated system was completed across our operations and we achieved our goal of having approximately 85% of our transactions being processed by this system.
     Furthermore, in 2005, we introduced Domtar EarthChoice®, a line of socially and environmentally responsible papers, endorsed by Rainforest Alliance and welcomed by Forest Ethics and the World Wildlife Fund. The Domtar EarthChoice® line of coated and uncoated Forest Stewardship Council (FSC) certified papers provides customers with a product offering that is aligned with their growing preference for sustainable development.
Facilities
     The following table lists the paper production facilities owned and operated by us. The table also indicates the number of paper machines at each facility, the principal products manufactured at each facility, and the approximate annual production capacity of each facility. Approximately 65% of our paper production capacity is located in the United States. All of our pulp and paper mills are certified ISO 14001 except for our Windsor mill, which is certified under the Responsible Care program. In addition, all of our mills are FSC chain of custody certified except for our Ashdown mill, which we aim to certify by the end of 2006, and our Lebel-sur-Quévillon pulp mill, which has been idled indefinitely due to adverse market conditions. With the recent FSC certification of our Val d’Or forest operations, the incentive now exists to obtain FSC chain of custody certification for Lebel-sur-Quévillon when it re-opens following its temporary shutdown in November 2005 due to unfavorable economic conditions.

Paper Production		Paper		Annual
Facility	Location	Machines	Principal Paper Type	Capacity(1)
				(millions of tons)

Ashdown	Arkansas	4	Copy, offset and technical and specialty	0.9
Windsor	Quebec	2	Copy and offset	0.6
Nekoosa	Wisconsin	3	Uncoated printing and technical and specialty	0.2
Port Edwards	Wisconsin	4	Uncoated printing and technical and specialty	0.2
Hull	Quebec	1	Coated lightweight	0.1
Woodland	Maine	1	Copy, offset and technical and specialty	0.1
Port Huron	Michigan	4	Technical and specialty	0.1
Espanola	Ontario	2	Technical and specialty	0.1

Total		21		2.3

(1)	The allocation of production capacity may vary from period to period in order to take advantage of market conditions. On November 30, 2005, we announced our decision to permanently close our Cornwall and Ottawa paper mills and our decision to sell the Vancouver paper mill. These permanent closures and sale, impacting 450,000 tons of paper, have been assumed to be effective as at January 1, 2006 and have been reflected in the above capacity.
     Our net market pulp position principally results from production at our mills in Ashdown, Espanola, Lebel-sur-Quévillon and Woodland.
     For a discussion on sources of raw material for paper production, see “Fiber Supply” section.
Power Facilities
     We own power generating facilities at nine locations: Ashdown, Espanola, Lebel-sur-Quévillon, Nekoosa, Ottawa-Hull, Port Edwards, Port Huron, Windsor and Woodland. Approximately 60% of our electric power requirements are met by our own facilities. We purchase the balance of our power requirements from local utilities. In addition, we provide about 67% of the energy required to produce steam internally through our recovery boilers and cogeneration facilities with the remaining energy purchased in the form of bark, natural gas, oil and coal.
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
     Domtar-owned paper merchants operate in the United States and Canada under a single banner and umbrella name, the Domtar Distribution Group, which is the fifth largest paper merchant organization in North America. Ris Paper, acquired in July 2000, operates throughout the Northeast, Mid-Atlantic and Midwest areas from 20 locations in the United States, including 16 distribution centers. The Canadian business operates as Buntin Reid in three locations in Ontario; JBR/La Maison du Papier in two locations in Quebec; and The Paper House from two locations in Atlantic Canada. Our Paper Merchants business represented 21% of consolidated sales in 2005, or 15% when excluding sales of Domtar paper, compared to 21% of consolidated sales in 2004, or

15% when excluding sales of Domtar paper. In 2005, approximately 31% of Paper Merchants’ sales were made to customers in Canada and 69% were made to customers in the United States.
     Sales are executed through our sales force based at branches strategically located in served markets. We distribute about 53% of our paper sales from our own warehouse distribution system and about 47% of our paper sales through mill-direct deliveries (i.e., deliveries directly from manufacturers, including Domtar, to our customers). The branch warehousing capability is configured as a regional hub and spoke operation whereby larger ‘hub’ branches carry higher and more diverse levels of inventory to support larger local market needs along with inter-branch shipments to smaller ‘spoke’ branches.
     In April 2003, the Canadian Competition Bureau (the “Bureau”) began an investigation of Canada’s major Distributors of carbonless paper and other fine paper products, including our Paper Merchants in Canada. In March 2004, the Bureau expanded its investigation to include dealings between the Corporation and Xerox Canada Limited. In December 2005, we recorded a $12.5 million charge relating to a legal settlement with regards to the sales of carbonless sheet paper in Ontario and Quebec during a one-year period in part of 1999 and 2000. With this settlement, the Canadian antitrust authorities have concluded their investigations into our business activities.
Wood
     Our Wood business comprises the manufacturing and marketing of lumber and wood-based value-added products from our operating facilities located in Ontario and Quebec, the distribution of imported lumber, as well as the management of forest resources in Ontario and Quebec. We also have investments in four businesses that produce wood products. Our Wood business represented 11% of consolidated sales in 2005 compared to 11% of consolidated sales in 2004.
     We produce mainly softwood dimensional lumber used primarily in the construction industry. Products include studs and random length lumber in dimensions of 2 inches X 3 inches through 2 inches X 10 inches in lengths of 8 feet to 16 feet. We operate four sawmills and one re-manufacturing facility in Quebec (Matagami, Lebel-sur-Quévillon, Val-d’Or, Ste-Marie and Sullivan, reflecting the permanent closure of the Grand-Remous and Malartic sawmills, effective in the second quarter of 2006) and four sawmills in Ontario (White River, Timmins, Elk Lake (jointly-owned) and Nairn Center, reflecting the permanent closure of the Chapleau sawmill, effective March 6, 2005). As at February 22, 2006, these facilities had a total annual capacity of 1.1 billion board feet of lumber. In 2005, approximately 90% of the lumber shipped by us was kiln dried.
     The following table sets forth our trade shipments of lumber for the years indicated:

	Years ended December 31,
	2005	2004	2003	2002	2001
Lumber (millions of board feet)	1,107	1,009	999	1,037	982
     We sell substantially all of our softwood lumber through our own sales office in Montreal to a wide range of retailers, distributors, manufacturers and wholesalers in Canada and the United States who sell to end-users. These wood products are consumed in the home construction, renovation and industrial markets. Our marketing efforts for lumber products are focused on providing our customers with efficient value-added supply chain integration, ensuring a high level of customer satisfaction and achieving a balanced and diversified customer base for our products. In 2005, approximately 29% of sales of wood products were made in Canada and 71% were made in the United States.
     In addition to producing dimensional lumber and studs, we manufacture lumber that is graded according to recognized standards, such as Premium, Select, J-Grade and Machine Stress Rated lumber. Domtar also has a 50% interest in a facility in Sault Ste. Marie, Ontario that began manufacturing I-joists in 2002 and a 50% interest in a fully-integrated sawmill, kiln and planer operation in northern Ontario with an annual capacity of approximately

     60 million board feet of lumber. In early 2005, we announced, in conjunction with Tembec Inc., the restructuring of our northeastern Ontario sawmill operations, resulting in the permanent closure of our Chapleau sawmill as of March 6, 2005 and an investment in a new finger-jointed plant with Tembec Inc. to be located on the site of Tembec’s Kirkland Lake sawmill, which was slated for closure. This initiative allowed us to add a third shift at the jointly-owned Elk Lake sawmill in April 2005 to process additional fiber from the Chapleau closure and resulting fiber swap with Tembec Inc.
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
     We seek to optimize 17 million acres of forestlands for which the Corporation is wholly responsible through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Site preparation, planting and harvesting techniques are continually improved through a variety of methods, including tree improvement and silvicultural research. All our forestlands in Canada have received ISO 14001 certification. Such certification requires introducing rigorous documentation, standardized forest management practices and provisions for continuous improvement. We have also received FSC certification for our forest management practices on lands in central Ontario (in 2001). The FSC is an independent non-profit organization that sets internationally accepted standards for environmental sustainability. As a result of this forest certification, we began the manufacture and sale, during 2003, of paper grades certified by the FSC. Forest products may carry the FSC logo only when a required minimum of fiber content is traceable to an FSC-certified forest of origin and is documented by a full chain-of-custody review. In November 2003, the Corporation undertook to attain FSC certification for all of its 17 million acres of directly licensed and owned forestlands subject to the successful completion of two boreal forest pilot projects. As of December 31, 2005, FSC audits have been completed on over 25% of Domtar direct licensed and owned forestland in addition to the certification of over 5 million acres on two other Domtar co-managed forests in northern Ontario. Certification is expected on the remaining landbase in 2006 and 2007.
     In Quebec and Ontario, our harvesting rights on public lands provide an annual allowable harvest of approximately 4.7 million cubic meters of wood. Access to harvesting of fiber on public lands in Quebec and Ontario is subject to review by the respective governmental authorities. Our freehold land of approximately 900,000 acres in Quebec, Ontario and Maine provide an annual allowable harvest of approximately 0.5 million cubic meters of wood.
     In Quebec, our annual allowable harvest of approximately 2.0 million cubic meters, derived on a sustained yield basis from public land granted by the Ministry of Natural Resources (Quebec) and from our own freehold lands can supply almost all the logs needed for two-shift operations of our northern Quebec sawmills. The chips produced by these sawmills provide approximately 80% of the fiber requirements of the pulp mill at Lebel-sur-Quévillon. The remaining required fiber is purchased under various contractual arrangements and on the open market.
     The Province of Quebec adopted new legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and the Cree First Nations. As a result, the amount of fiber we are permitted to harvest annually, under our existing licenses from the Quebec government, was reduced by approximately 500,000 cubic meters (to approximately 2.0 million cubic meters), reflecting a 21% reduction. This affects the supply of fiber for our Northern Quebec softwood sawmill and market pulp operations.

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
     In Ontario, our annual allowable harvest amounts to approximately 2.7 million cubic meters pursuant to Sustainable Forest Licenses, or SFLs, that have been granted by the Ontario Ministry of Natural Resources. These SFLs are granted either directly to Domtar, to SFL management companies in which Domtar is a shareholder or to SFL holders with whom Domtar has no direct association. We obtain approximately 80% of the wood fiber required for our northern sawmill operations and our Espanola pulp mill either directly or indirectly from these harvesting rights and from our own freehold lands. The remaining required fiber is purchased under various contractual arrangements and on the open market. Most of the by-product volume (sawdust and shaving) is sold to manufacturers of engineered wood and paperboard.
     Our fine paper mill at Windsor, which consumes hardwood fiber, is located in an area where the fiber supply is adequate to sustain all current fiber requirements. The Windsor mill consumes hardwood fiber originating from a variety of sources, including purchases on the open market in Canada and the United States, contracts with Quebec wood producers’ marketing boards and our own private lands.
     The fiber used by our pulp and paper mills in the United States is primarily hardwood, which is readily available in the market from multiple third-party sources, and secondarily softwood, which is also readily available. The Ashdown, Wisconsin and Woodland mills are sourced by a combination of long-term supply contracts, wood lot management arrangements, advance stumpage purchases, and spot market purchases. Our Ashdown mill was previously supplied with fiber under a procurement contract, which expired in late 2004. In the past year, fiber has been more expensive at our Wisconsin and Ashdown mills due to weather-induced fiber shortages.
Packaging — Norampac
     Our packaging business comprises our 50% ownership interest in Norampac, a joint venture between Domtar Inc. and Cascades Inc. We do not manage the day-to-day operations of Norampac. The Board of Directors of Norampac is composed of four representatives each from Domtar Inc. and Cascades Inc. The Chairman of the Board is proposed by Domtar Inc. and appointed by the Board, while the President and Chief Executive Officer is proposed by Cascades Inc. and appointed by the Board. Norampac’s debt is non-recourse to Domtar Inc. As required by Canadian Generally Accepted Accounting Principles (“GAAP”), we account for our 50% interest in Norampac using the proportionate consolidation method. Our Packaging business represented 13% of consolidated sales in 2005 compared to 12% of consolidated sales in 2004.
     Norampac operates eight containerboard mills, five of which are located in Ontario and Quebec, one in British Columbia, one in New York State and one in northern France. The combined annual capacity of Norampac’s containerboard mills is approximately 1.45 million tons. These mills use a mix of recycled and virgin fiber to produce both standard and high performance grades of linerboard and corrugated medium, as well as gypsum board in a wide range of basis weights. Norampac also produces a wide variety of specialty and value-added products, such as white-top, colored and coated linerboard and wrapper grades. Through its corrugated packaging plant operations, Norampac converts approximately 61% of its North American containerboard production, directly or indirectly, into corrugated containers. The remaining containerboard production is sold to other converters in North America, Europe and other export markets.
     Norampac’s network of 26 corrugated packaging plants (reflecting the closure of the Concord plant in March 2005, the closure of the Buffalo plant in August 2005, the expected closure of the Montreal plant in the second quarter of 2006 and the acquisition of three corrugated packaging plants in October 2005), strategically located across Canada and the United States, produces a broad range of products for sale to both regional and national customers in a variety of industries, including the food, beverage and consumer products industries. These plants produce a wide range of products, from corrugated boxes and containers for shipping and packaging, to specialty products such as intricate die-cut irregular size boxes, moisture resistant wax-coated and wax impregnated boxes, corrugated pallets, protective packaging products and litho-laminated point-of-purchase products. Norampac also provides customers with services such as graphic design and computer-aided sample making. Norampac’s containerboard mills supply essentially all of the containerboard requirements of the corrugated packaging plants directly or indirectly.
     In 2005, approximately 61% of Norampac’s sales were made to customers in Canada, 31% to customers in the United States and 8% to customers elsewhere.
     During 2005, Norampac permanently closed its Concord corrugated products plant and one paper machine at its Red Rock linerboard mill, as well as transferred its Buffalo, New York corrugated products plant to its Lancaster, New York facility. In 2005, Norampac also acquired three corrugated products converting plants from Standard Paper Box Canada Inc. in Montreal and Le Gardeur in Quebec and Belleville in Ontario. Finally, Norampac announced, effective the second quarter of 2006, the closure of its Montreal, Quebec corrugated products plant.
     During 2004, Norampac acquired two corrugated products plants in Thompson, Connecticut and Lancaster, New York. Norampac also announced the closure, slated for the first quarter of 2005, of its Concord, Ontario corrugated product plant aimed at improving efficiency and profitability.
Competition
     Markets for most of our products are also highly competitive, with a number of major companies competing in each market. We compete with both Canadian and U.S. producers in all of our product lines and with global producers in certain of our product lines, some of which may have greater financial resources and lower production costs than Domtar. While the principal basis for competition is selling price, competition can be based upon quality and customer service, including, in some cases, providing technical advice to customers. Other factors, such as foreign exchange rates, cost of fiber and other inputs costs, as well as the ongoing softwood lumber dispute between the U.S. and Canada, can also impact our competitive position.
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
Employee Relations
     As at December 31, 2005, we had approximately 6,200 employees in Canada of which approximately 4,200 are unionized, and approximately 3,600 employees in the United States of which approximately 2,500 are unionized, for a total of 9,800 employees, excluding Norampac.
Number of employees per segment as at December 31, 2005

Papers	6,890
Paper Merchants	930
Wood	1,690
Corporate	290

Total number of employees	9,800

     As at December 31, 2005, Norampac had approximately 3,943 employees in Canada of which approximately 49% are unionized, approximately 849 employees in the United States of which approximately 45% are unionized and approximately 160 unionized employees in France, for a total of 4,952 employees.
     Our business strategies include supporting the personal growth and participation of employees. We encourage employees to be involved in workshops aimed at producing better performance, greater operating efficiencies, safer operating procedures and lowering costs.
     We continue to put a lot of emphasis on offering a safe working environment to our employees. We have reduced our Recordable Case Rate by 9% in 2005 vs. the previous year and our goal is to continue to improve until we are the best company in our industry. Many of activities will be taking place with respect to safety in 2006 in each of our facilities to help us reach our goal.
Papers
     Collective agreements were renewed for the Espanola, Cornwall and Ottawa-Hull mills during 2005. Negotiations are ongoing for the renewal of the collective agreements in Lebel-sur-Quévillon and in Windsor. The Lebel-sur-Quévillon contract expired in April 2004 and the Windsor contract expired in April 2005. No other collective agreement is scheduled to expire in 2006.
Paper Merchants
     The collective agreements covering four of our Ris Paper locations will expire in 2006.
Wood
     Within the Wood segment, collective agreements were concluded (reopener on salary and benefits) with unions in Matagami, Malartic and Val d’Or (CEP) in 2005. A collective agreement was concluded in January 2006 for the White River Woodlands operation. The Val d’Or (CSN) collective agreement expires in June 2006. Negotiations with unions are also underway at the Nairn Center sawmill and in the forest operations at the Spanish Forest.
Packaging
     Norampac’s management is currently undertaking negotiations for the renewal of its Red Rock and Trenton linerboard mills’ collective agreements.
Environmental Matters
     Environmental expenditures for effluent treatment, air emission, landfill operation and closure, asbestos containment and removal, bark pile management, silvicultural activities and site remediation (together referred to as environmental matters) are expensed or capitalized depending upon their future economic benefit. In the normal course of business, we incur certain operating costs for environmental matters that are expensed as incurred. Expenditures for property, plant and equipment that prevent future environmental impacts are capitalized and amortized on a straight-line basis over ten to 40 years. Provisions for environmental matters are not discounted and are recorded when remediation efforts are likely and can be reasonably determined.
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

     As at December 31, 2005, we had a provision of $63 million for environmental matters and other asset retirement obligations, of which $33 million was relating to our Papers segment, $3 million relating to our Wood segment, $2 million relating to our Packaging segment and $25 million was taken at the Corporate level. Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, we believe that such additional remediation costs would not have a material adverse effect on our financial position, earnings or cash flows.
     In addition, the pulp and paper industry in the United States is subject to Cluster Rules and Boiler Maximum Achievable Control Technology (MACT) Rules that further regulate effluent and air emissions. We comply with all present regulations and we anticipate spending approximately $17 million over the next two years to meet such requirements.
     As at December 31, 2005, anticipated payments in each of the next five years are as follows:

	2006	2007	2008	2009	2010	Thereafter	Total
(In millions of Canadian dollars)
Environmental matters	21	5	5	4	3	25	63
Cluster Rules obligation	8	—	—	—	—	—	8
Boiler MACT Rules obligation	5	4	—	—	—	—	9

	34	9	5	4	3	25	80

     In 2005, our operating expenses for environmental matters totaled $68 million. We capitalized an additional $17 million for environmental projects mainly related to the improvement of air emissions, effluent treatment as well as remedial actions taken to address environmental compliance of which $15 million related to our Papers segment and $2 million related to our Packaging segment. In 2006, we expect to capitalize approximately $17 million for environmental projects, including Cluster Rules and Boiler MACT Rules obligations, of which $15 million relates to our Papers segment, $1 million relates to our Wood segment and $1 million relates to our Packaging segment. We are not able to estimate the total amount of capital expenditures (other than Cluster Rules and Boiler MACT Rules obligations) that may be required beyond 2006 for environmental compliance. However, we do not expect any additional required expenditure to have a material adverse effect on our financial position, earnings or cash flows.
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
     The Province of Quebec adopted new legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and the Cree First Nations. As a result, the amount of fiber we are permitted to harvest annually, under our existing licenses from the Quebec government, were reduced by approximately 500,000 cubic meters, reflecting a 21% reduction. This affects the supply of fiber for our Northern Quebec softwood sawmill and market pulp operations.
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
Lumber export duties
     Since May 22, 2002, based upon a final decision of the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States at an aggregate countervailing and antidumping rate of 27.22%, that is, 18.79% for countervailing and 8.43% for antidumping. The Canadian government has challenged both the countervailing and antidumping rates with the World Trade Organization and under the North American Free Trade Agreement. Since January 1, 2005, cash deposits for countervailing and antidumping duties were being made and expensed by Domtar at new rates decreasing from 21.21% to 20.15%, that is, from 17.18% to 16.37% for countervailing and from 4.03% to 3.78% for antidumping. In December 2005, the rate was lowered to 10.80%, that is, 8.70% for countervailing and 2.10% for antidumping.
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

DIVIDENDS
     During each of the years indicated, the Corporation declared the following dividends:

	2005	2004	2003
Aggregate dividends (in millions of Canadian dollars)
Series A Preferred Shares	0.1	0.1	0.2
Series B Preferred Shares	1.1	1.1	1.4
Common Shares	40.9	55.1	49.1
Dividends per share (in Canadian dollars per share)
Series A Preferred Shares	2.25	2.25	2.25
Series B Preferred Shares	0.78	0.73	0.86
Common Shares	0.18	0.24	0.22
     Regular quarterly dividends on the outstanding Series A and Series B Preferred Shares were paid throughout the three-year period ended December 31, 2005. Cash dividends on common shares have been paid since January 1996. Prior to April 2003, the Corporation’s dividend policy was to pay out a dividend of $0.035 per share quarterly ($0.14 per share annually). Thereafter, the Corporation’s dividend policy was to pay out a dividend of $0.06 per share quarterly ($0.24 per share annually). In October 2005, the Corporation announced the suspension of its common share dividend.
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
Common shares
     The Corporation is authorized to issue an unlimited number of common shares. Holders of our common shares are entitled to one vote per share at any meeting of our shareholders. Holders of our common shares are, subject to the rights of the holders of our preferred shares, entitled to receive any dividend declared by our Board of Directors. There were 231,027,097 common shares issued and outstanding as at January 31, 2006.
     As at January 31, 2006, there were 4,640,564 common share purchase options issued and outstanding under the Executive stock option and Share purchase plan.

19

Preferred shares
     The authorized preferred shares consist of preferred shares issuable in an unlimited number of series, ranking equal with respect to the payment of dividends and the distribution of assets, but prior to the Common Shares.
     The Series A preferred shares are non-voting and redeemable at the Corporation’s option at $25.00 per share. These shares carry a cumulative cash dividend per share of $2.25 per annum. There were 68,176 Series A preferred shares issued and outstanding as at January 31, 2006.
     The Series B preferred shares are non-voting and redeemable at the Corporation’s option at $25.00 per share. These shares carry a cumulative cash dividend equivalent to 72% of the bank prime rate. There were 1,350,000 Series B preferred shares issued and outstanding as at January 31, 2006.
     The Corporation has undertaken to make all reasonable efforts to purchase quarterly, for cancellation, 1% of the number of Series A and Series B Preferred shares that were outstanding on April 2, 1992 at prices not exceeding $25.00 per share.
Ratings

Rating Agency	Security	Rating
Dominion Bond Rating Service	Unsecured Notes and Debentures	BB (high)
	Preferred Shares	Pfd-4
Moody’s	Unsecured Notes and Debentures	B1
Standard & Poor’s	Unsecured Notes and Debentures	B+
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
ESCROWED SECURITIES
     To our knowledge, the following summarizes the securities of the Corporation held in escrow as at January 31, 2006:
[1]	Pursuant to our Executive Stock Option and Share Purchase Plan, common shares are held in escrow with the escrow agent (Computershare), for a maximum of ten years, as guarantee until the repayment of loans granted to the participants upon the exercise of rights, or before if the employee leaves Domtar.

DIRECTORS AND OFFICERS
Directors
     As at March 27, 2006, the names, municipalities of residence, positions with the Corporation and principal occupations of the directors of the Corporation and the period during which each director has served as such are as follows:

		Served as Director of
		the Corporation
Name	Principal Occupation	since
Jack C. Bingleman	President, Indian River Asset Management Inc.	2005
Vero Beach, Florida, USA
Raymond Chrétien	Strategic Advisor, Fasken Martineau DuMoulin LLP	2004
Montreal, Quebec, Canada
Paul-Henri Couture	Senior Vice-President, Caisse de dépôt et placement du	1994
Montreal, Quebec, Canada	Québec
Louis P. Gignac	President and Chief Executive Officer, Cambior Inc.	1995
Montreal, Quebec, Canada
Claude R. Lamoureux	President and Chief Executive Officer, Ontario	1992
Toronto, Ontario, Canada	Teachers' Pension Plan
Jacques Laurent	Partner, Borden Ladner Gervais LLP	1996
Montreal, Quebec, Canada
Brian M. Levitt	Chair of the Board of Directors of the Corporation;	1997
Montreal, Quebec, Canada	Co-Chair and Partner, Osler, Hoskin & Harcourt LLP
Gilles Ouimet	Corporate Director	2004
Ottawa, Ontario, Canada
Louise Roy	Associate Fellow; Chair, Leadership for Tomorrow Forum	1997
Montreal, Quebec, Canada	- CIRANO
Raymond Royer	President and Chief Executive Officer of the Corporation	1996
Montreal, Quebec, Canada
Robert J. Steacy	Corporate Director	2005
Toronto, Ontario, Canada
Gene R. Tyndall	Partner and Co-founder, Supply Chain Executive	2005
Miami, Florida, USA	Advisors, LLC.
     The above-mentioned directors have held their principal occupation or held executive positions with the same firm or affiliated firms for the past five years, except as follows: Mr. Jack C. Bingleman was, prior to 2001, President and Director of Staples International Inc. (Europe); Mr. Raymond Chrétien was, prior to 2004, Ambassador of Canada to France from 2000 to 2003; Mr. Jacques Laurent was, prior to November 2003, Chair of the Board of Hydro-Québec and prior to November 2001, senior partner at Gowling Lafleur Henderson; Mr. Gilles Ouimet was, prior to May 2004, Chair of the Board of Directors of Pratt & Whitney Canada, and prior to May 2002, President and CEO of the same company; Ms. Louise Roy was, prior to December 2002, Vice-President Marketing and Commercial Services and Representative in Canada of the International Air Transport Association (IATA); Mr. Robert J. Steacy was, prior to May 2005, Executive Vice-President and Chief Financial Officer of Torstar Corporation, and prior to May 2002, Vice-President of Finance of Torstar Corporation; Mr. Gene R. Tyndall was, prior to 2003, Executive Vice-President and Leader of Global Supply Chain Solutions with Ryder System Inc.
The table below indicates the committees of the Board of Directors, with their respective membership as at March 27, 2006:

AUDIT COMMITTEE	Louis P. Gignac — Chair
Jack C. Bingleman
Jacques Laurent
Robert J. Steacy
HUMAN RESOURCES COMMITTEE	Brian M. Levitt — Chair
Paul-Henri Couture
Claude R. Lamoureux
Gilles Ouimet
Louise Roy
Gene R. Tyndall
NOMINATING AND CORPORATE	Claude R. Lamoureux — Chair
GOVERNANCE COMMITTEE	Raymond Chrétien
Jacques Laurent
ENVIRONMENT AND HEALTH AND	Gilles Ouimet — Chair
SAFETY COMMITTEE	Jack C. Bingleman
Louis P. Gignac
Louise Roy
Raymond Royer
PENSION COMMITTEE	Jacques Laurent — Chair
Louis P. Gignac
Raymond Royer

Officers
The following table sets forth information concerning the non-director executive officers of the Corporation who, together with the President and Chief Executive Officer, Mr. Raymond Royer, form the Management Committee as at March 27, 2006:

Name	Principal Occupation
Steven A. Barker, South Lebanon, Ohio, USA	Senior Vice-President, Pulp and Paper Sales and Marketing
Roger H. Brear, Bradenton, Florida, USA	Senior Vice-President, Paper Manufacturing
Daniel Buron, St-Lambert, Quebec, Canada	Senior Vice-President and Chief Financial Officer
Michel Dagenais, Montreal, Quebec, Canada	Vice-President, Human Resources
Richard Garneau, Beaconsfield, Quebec, Canada	Executive Vice-President, Operations
James F. Lenhoff, Ludlow, Kentucky, USA	Senior Vice-President, Paper Merchants
Gilles Pharand, Laval, Quebec, Canada	Senior Vice-President, Corporate Affairs and General Counsel
     The above-mentioned officers have held their principal occupations or held executive positions with the same firm or affiliated firms for the past five years, except as follows: Mr. Barker was, prior to January 2004, President of Ris Paper, a subsidiary of the Corporation acquired in July 2000; Mr. Brear was, prior to August 2001, Senior Vice-President, Manufacturing, Paper with Georgia-Pacific Corporation; Mr. Buron was, prior to May 2004, Vice-President, Finance, Pulp & Paper Sales Division and, prior to September 2002, he was Vice-President and Controller; Mr. Dagenais was, prior to October 2005, Director, Human Resources, Forest Products; Mr. Garneau was, prior to October 2005, Senior Vice-President, Forest Products, and prior to October 2002, Vice-President and Chief Financial Officer of Norampac Inc.; Mr. Lenhoff was, prior to December 2004, Vice-President General Manager, Cincinnati Branch, of Domtar Distribution Group and, prior to March 2004, Vice-President Sales and Marketing of Ris Paper where he also held other senior management positions.
     As at February 28, 2006, the directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 722,914 Common Shares, representing approximately 0.003% of the outstanding Common Shares of the Corporation.
TRANSFER AGENT AND REGISTRARS
For Common Shares and Series “A” and “B” Preferred Shares and Debentures:
Computershare Trust Company of Canada
Shareholder Services
1500 University Street
Suite 700
Montreal, QC, Canada H3A 3S8
Tel.: 1-866-245-4053
Also in Halifax, NS; Toronto, ON; Calgary, AB and Vancouver, BC
For Common Shares only:
The Bank of New York
101 Barclay Street, 8 West
New York, NY 10286
U.S.A.
Tel: 212-815-2923

INTERESTS OF EXPERTS
     PricewaterhouseCoopers LLP are the external auditors of the Corporation who prepared the Auditor’s Report to the shareholders dated February 22, 2006, with respect to the consolidated annual financial statements of the Corporation for the year-ended December 31, 2005, consisting of consolidated balance sheets and consolidated statements of earnings, retained earnings and cash flows. As at February 22, 2006, PricewaterhouseCoopers LLP is objective with respect to the Corporation within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec.
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
     Additional financial information is available in Domtar’s audited consolidated financial statements and Management’s Discussion & Analysis for the financial year ended December 31, 2005.
     Copies of these documents may be obtained upon request from the Corporate Secretary of the Corporation, Domtar Inc., 395 de Maisonneuve Boulevard West, Montreal, Quebec H3A 1L6 or on Domtar’s Internet site: http://www.domtar.com or at http://www.sedar.com.
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
AUDIT COMMITTEE INFORMATION
     Pursuant to Multilateral Instrument 52-110, and Form 52-110F1, the following disclosure is made:
a)	Audit Committee Charter

The Audit Committee Charter may be found in Schedule A of this document.

b)	Composition of the Audit Committee

	Independent	Financially Literate
Louis P. Gignac, Chair	Yes	Yes
Jack C. Bingleman	Yes	Yes
Jacques Laurent	Yes	Yes
Robert J. Steacy	Yes	Yes
c)	Relevant Education and Experience

Louis P. Gignac, Chair	Obtained a degree in engineering from Laval University, a Master of Science (minor in Business) from the University of Minnesota, as well as a Doctorate in Mining Engineering from the University of Missouri-Rolla. As President and CEO of Cambior Inc. since 1986, Mr. Gignac supervises directly and indirectly 50 finance employees in the financial group. He has been a member of the Corporation’s Audit Committee, and Chair, since 2002.
Jack C. Bingleman	As senior executive of large businesses such as Beaver Lumber, The Business Depot, and Staples International Inc. (Europe) for over 30 years, of which 15 years as President and CEO, Mr. Bingleman oversaw the preparation of business plans, long-range plans and budgets, and conducted, as a senior executive, annual, quarterly, monthly and weekly financial reviews. Over the years, he had chief financial officers, vice-presidents of finance, and controllers and auditors report directly to him. He has full understanding of internal controls and procedures for financial reporting.
Jacques Laurent	Studied accounting at the Graduate School of Business of Columbia University, and has been a member of audit committees of public corporations for the last 20 years. As Chairman of the Board of Hydro-Québec, he had the internal audit function report directly to him. As a business lawyer, he is involved in numerous transactions including financial aspects and internal controls and procedures. He has been a member of the Corporation’s Audit Committee since 2000. He is also audit committee chairman with one TSX listed company and audit committee member with another TSX listed company.
Robert J. Steacy	Recently retired from Torstar Corporation (a TSX listed company) where he held various senior financial executive positions since 1989, most recently as Executive Vice-President and Chief Financial Officer. Previously, Mr. Steacy was audit manager with Clarkson Gordon (now Ernst & Young). He obtained a Chartered Accountant Degree in 1976. He is also audit committee chairman with two TSX listed companies and audit committee member with a third company.

d)	Pre-Approval Policy and Procedures

The Audit Committee has adopted since 2003 the Audit and Non-Audit Services Pre-Approval Policy, whereby the Audit Committee must approve audit and non-audit services provided by the Corporation’s external auditor, in order to ensure that such services do not impair the external auditor independence.

The Policy may be found on our website at: www.domtar.com

e)	External Auditor Service Fees:

(in thousands of Canadian dollars)	Years ended December 31,
	2005	2004
Audit Fees	1,640	1,178
Audit Related Fees	177	341
Tax Fees	—	32
All Other Fees	83	55

Total	1,900	1,606

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