Form 40-F
DOMTAR INC /CANADA
filed 2007-02-23
CIK 819817

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2006	Commission File Number	9682
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
Common Shares — 231,576,702 shares

     Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
     Yes        ☐                                               82-         ☐                                               No        ☑
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the last 90 days.
Yes        ☑                           No         ☐

FORWARD-LOOKING STATEMENTS
This AIF may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “aim,” “target,” “plan,” “continue,” “estimate,” “project,” “may,” “will,” “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from historical results or those anticipated. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if any occurs, what effect they will have on our results of operations or financial condition. These factors include, but are not limited to:
•	the effect of general economic conditions, particularly in Canada and the U.S.;

•	market demand for our products, which may be tied to the relative strength of various Canadian and/or U.S. business segments;

•	product selling prices;

•	energy prices;

•	raw material prices;

•	chemical prices;

•	performance of Domtar’s manufacturing operations including unexpected maintenance requirements;

•	the ability to realize anticipated cost savings;

•	the ability to integrate acquired businesses into existing operations;

•	the level of competition from domestic and foreign producers;

•	the effect of forestry, land use, environmental and other governmental regulations, and changes in accounting regulations;

•	the effect of weather and the risk of loss from fires, floods, windstorms, hurricanes and other natural disasters;

•	transportation costs;

•	the loss of current customers or the inability to obtain new customers;

•	legal proceedings;

•	changes in asset valuations, including write downs of property, plant and equipment, inventory, accounts receivable or other assets for impairment or other reasons;

•	changes in currency exchange rates, particularly the relative value of the Canadian dollar to the U.S. dollar;

•	the effect of timing of retirements and changes in the market price of Domtar’s common stock on charges for stock-based compensation;

•	performance of pension fund investments and related derivatives; and

•	the other factors described under “Risks and Uncertainties”.
These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements, which speak only as of the date made, when evaluating the information presented in this document. Unless specifically required by law, Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances.

Form 40-F
Domtar Inc.
February 23, 2007

Annual Information Form
Exhibits
A- Charter Audit Committee

Annual Information Form
February 21, 2007

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
     In this Annual Information Form (AIF), unless otherwise specified, “Domtar,” “we,” “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and “the Corporation” refers to Domtar Inc. and its consolidated subsidiaries excluding its interest in joint ventures. In accordance with industry practice, in this AIF, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, and the term “tonne” or the symbol “MT” refers to a metric ton. In this AIF, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars and the term “dollars” and the symbols “$” and “CAN$” refer to Canadian dollars. The term “U.S. dollars” and the symbol “US$” refer to United States dollars and “U.S.” refers to the United States.
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
FORWARD-LOOKING STATEMENTS
This AIF may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “aim,” “target,” “plan,” “continue,” “estimate,” “project,” “may,” “will,” “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from historical results or those anticipated. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if any occurs, what effect they will have on our results of operations or financial condition. These factors include, but are not limited to:
•	the effect of general economic conditions, particularly in Canada and the U.S.;

•	market demand for our products, which may be tied to the relative strength of various Canadian and/or U.S. business segments;

•	product selling prices;

•	energy prices;

•	raw material prices;

•	chemical prices;

•	performance of Domtar’s manufacturing operations including unexpected maintenance requirements;

•	the ability to realize anticipated cost savings;

•	the ability to integrate acquired businesses into existing operations;

•	the level of competition from domestic and foreign producers;

•	the effect of forestry, land use, environmental and other governmental regulations, and changes in accounting regulations;

•	the effect of weather and the risk of loss from fires, floods, windstorms, hurricanes and other natural disasters;

•	transportation costs;

•	the loss of current customers or the inability to obtain new customers;

•	legal proceedings;

•	changes in asset valuations, including write downs of property, plant and equipment, inventory, accounts receivable or other assets for impairment or other reasons;

•	changes in currency exchange rates, particularly the relative value of the Canadian dollar to the U.S. dollar;

•	the effect of timing of retirements and changes in the market price of Domtar’s common stock on charges for stock-based compensation;

•	performance of pension fund investments and related derivatives; and

•	the other factors described under “Risks and Uncertainties”.
These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements, which speak only as of the date made, when evaluating the information presented in this document. Unless specifically required by law, Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances.

GENERAL DEVELOPMENT OF THE BUSINESS
History
Since 1997 we have implemented a series of strategic initiatives designed to reposition the Corporation in order to enhance shareholder value and to increase our customers’ loyalty to us by meeting their quality and service needs.
Norampac Joint Venture
In December 1997, the Corporation combined its containerboard and corrugated packaging business with the containerboard and corrugated packaging business of Cascades Inc. by forming Norampac Inc. On December 29, 2006, the Corporation sold its 50% interest in Norampac Inc. to Cascades Inc. for a total cash consideration of $560 million resulting in a gain of $237 million (net of applicable taxes).
Acquisition of E.B. Eddy
In July 1998, the Corporation acquired E.B. Eddy Ltd. and E.B. Eddy Paper, Inc. (“E.B. Eddy”), an integrated Canadian producer of specialty paper and wood products, by paying $440 million in cash, issuing common shares with a market value at the acquisition date of $368 million and assuming debt of $75 million.
Acquisition of Ris Paper
In July 2000, the Corporation acquired Ris Paper, one of the largest independent merchants of commercial printing and business papers in the United States, by paying $7 million in cash, issuing common shares with a market value at the acquisition date of $24 million and assuming debt of $102 million.
Acquisition of Four Paper Mills
In August 2001, the Corporation acquired four integrated pulp and paper mills in the United States for US$1.65 billion ($2.53 billion) in cash (the “2001 Acquisition”). The 2001 Acquisition doubled the size of the Corporation’s annual paper production capacity, at that time, to approximately 2.7 million tons and consolidated its position in the uncoated freesheet market by giving it critical mass.
Pending transaction with Weyerhaeuser
In August 2006, we signed a definitive agreement to combine with Weyerhaeuser’s fine paper business and related assets. Under the terms of the transaction, Weyerhaeuser’s fine paper business, consisting of 10 primary pulp and paper mills (seven in the United States and three in Canada), converting, forming and warehousing facilities, sales offices, two sawmills and logging and forest management operations will be transferred into a newly formed company for stock and a cash payment of US$1.35 billion to be provided by the new company through borrowings under a temporary credit facility. Weyerhaeuser intends to distribute the shares of the new company to its shareholders through an exchange offer. Domtar will combine with the newly formed company to create “Domtar Corporation.” At the time of the closing, the combined company will be owned approximately 55% by former Weyerhaeuser shareholders and 45% by former Domtar shareholders. The combination is subject to approvals by: the shareholders of Domtar by a special resolution; appropriate regulatory and other authorities (all of which have been obtained); as well as customary closing conditions. The transaction will be submitted to our shareholders at a special meeting to be held on February 26, 2007 and is expected to close in March 2007. As a result of this transaction, Domtar will become an indirect subsidiary of the “Domtar Corporation,” a Delaware corporation.
Rationalization of Production Facilities
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

Papers
In early 2004, we permanently shut down one of two paper machines at our Vancouver mill, impacting 45,000 tons of paper capacity. We also announced the elimination of approximately 330 permanent positions over the course of 2004 to 2006 within our Papers operations.
     In the first quarter of 2005, we shut down, for an indefinite period, the pulp mill, one paper machine and a sheeter at our Cornwall mill.
     In the first quarter of 2006, we permanently shut down of our Cornwall pulp and paper mill as well as our Ottawa paper mill. Our Vancouver paper mill was permanently closed as at the end of the second quarter of 2006. In July 2006, we reached an agreement to sell our Vancouver paper mill property for a total consideration of approximately $24 million, which represents its approximate net recoverable value. This agreement is subject to a number of closing conditions and should be completed in the first half of 2007. In September 2006, we sold our facility and land in Cornwall for proceeds of $4 million and a corresponding gain of $1 million ($1 million net of income taxes). These closures resulted in a reduction of our production capacity of 145,000 tonnes of pulp and 450,000 tons of paper per annum and impacted approximately 1,380 positions.
     In November 2005, we announced the indefinite shut down of the Lebel-sur-Quévillon pulp mill due to unfavorable economic conditions. Economic factors such as increasing wood fiber supply costs, energy and transportation costs, the strengthening of the Canadian dollar and labor costs that are not competitive, did not allow us to reopen the pulp mill and operate profitably. As a result, the Lebel-sur-Quévillon pulp mill was indefinitely idled rather than permanently shut down. By the end of May 2006, we had to meet our obligations under Quebec law with respect to temporary lay-offs exceeding six months. These obligations resulted in severance payments of approximately $7 million.
     In addition to these measures, we implemented supply chain initiatives to reduce operational costs and improve customer satisfaction. These initiatives are aimed at increasing the efficiency of our converting and distribution centers and the cost effectiveness of transportation for just-in-time deliveries. Furthermore, we transferred some of our paper grades to more profitable papermaking facilities and machines within our network. Above all, we plan to continue providing our customers with products, services and solutions that meet their needs.
Wood
In the first quarter of 2005, we closed our Chapleau sawmill allowing us to add a third shift at our Elk Lake sawmill to process additional fiber resulting from closure and a resulting fiber swap with another producer. This measure impacted 67 permanent positions.
     In the second quarter of 2006, due to reduced softwood fiber allocation, we permanently closed our Grand-Remous and Malartic sawmills. These closures impacted approximately 200 permanent positions. Subject to government approval, the wood fiber allocation for Grand-Remous and Malartic will be transferred to Domtar’s other Quebec sawmills to allow more efficient three shift operations. This will offer the possibility for approximately 80 employees from the closed sawmills to obtain new positions. Also, we are currently working with a partner, in collaboration with the Quebec government, on a value-added project to use the Grand-Remous and Malartic infrastructures. In June 2006, we signed an agreement in principle with TechCana related to the sale of certain assets located at those sawmills. This agreement was originally scheduled for completion in the third quarter of 2006 and has been subsequently delayed to the second quarter of 2007. This transaction is subject to the satisfaction of a number of customary closing conditions.
     In November 2005, the decision to temporarily shut down our Lebel-sur-Quévillon pulp mill due to unfavorable economic conditions caused us to indefinitely idle our adjacent sawmill. The Lebel-sur-Quévillon sawmill restarted temporarily in the second quarter of 2006 in order to process roundwood inventory but was shut down indefinitely again on October 11, 2006. Additionally, in October, we indefinitely closed three other sawmills (two in Abitibi,

Quebec, and one in Ontario) due primarily to higher wood costs and lower demand for both lumber and wood chips. These closures reduced production capacity by approximately 400 million board feet of lumber.
     On April 27, 2006, the Canadian and U.S. Governments approved an agreement for the management of Canadian softwood lumber exports to the U.S. for a seven-year period. Specific implications of the Agreement included the immediate revocation by the U.S. of the antidumping and countervailing duties orders, with retroactive effect to May 2002; the cessation of countervailing and antidumping duties collections by the U.S.; the termination of ongoing administrative reviews by the U.S.; the prohibition of any new antidumping or countervailing duties investigations in respect of softwood lumber from Canada for the duration of the Agreement and the immediate imposition by the Government of Canada of the export tax regime depending on the option selected by the region. As a result, Domtar received a refund for duties collected by the U.S. Government since 2002 and interest, amounting to $178 million plus interest of $22 million, during the fourth quarter of 2006. This refund was subject to a special charge of approximately 18%, or $36 million, by the Canadian Government, which was paid in January 2007.
Other specific cost reduction initiatives
In 2004, we announced several initiatives aimed at achieving a run-rate of $100 million in annual cost reductions by the end of 2005. As at December 31, 2005, we had achieved our goal to deliver $100 million of annualized savings stemming from these initiatives.
     In November 2005, we announced further measures to reduce our costs, including eliminating 100 corporate and divisional permanent positions, eliminating 200 operational positions and consolidating the North American administrative offices in Montreal and Cincinnati. As at December 31, 2006, implemented all announced measures.

DESCRIPTION OF THE BUSINESS
Industry Segment and Geographic Area Information
Financial information pertaining to Domtar’s consolidated industry, geographical segments and export sales is presented in Note 22 of Domtar’s Consolidated Financial Statements for the year ended December 31, 2006 (the “2006 Consolidated Financial Statements”), which are incorporated herein by reference.
Description of Our Business
Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants and Wood. For the year ended December 31, 2006, consolidated sales were $4 billion.
Segmented sales
For the years ended December 31, 2006 and 2005

Sales by geographical area
For the years ended December 31, 2006 and 2005

Papers
We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate four pulp and paper facilities in Canada (reflecting the permanent closures of the Cornwall pulp and paper mill and Ottawa paper mill in the first quarter of 2006 and the permanent closure of Vancouver paper mill in the second quarter of 2006) and five in the United States, with an aggregate annual paper production capacity of approximately 2.3 million tons, complemented by strategically located warehouses and sales offices. Our Papers business is our most important segment representing 64% of consolidated sales in 2006, or 70% when including sales of Domtar paper through our own Paper Merchants business, compared to 62% of consolidated sales in 2005, or 68% when including sales of Domtar paper through our own Paper Merchants business. The following table sets forth Domtar’s trade shipments of paper and market pulp for the years indicated:

	Years ended December 31,
	2006	2005	2004	2003	2002
Paper (thousands of tons)	2,273	2,432	2,484	2,396	2,465
Market pulp (thousands of MT)	631	574	733	698	716
     Approximately 65% of our paper production capacity is located in the United States, and approximately 81% of our paper sales are made to customers in the United States. Uncoated and coated freesheet papers are used for business, commercial printing and publication, and technical and specialty applications. The chart below illustrates the principal paper products we produce and our annual paper production capacity.

Technical and
Specialty
Category	Business Papers		Commercial Printing and Publication Papers			Papers
					Coated	Uncoated and Coated
Type	Uncoated Freesheet				Freesheet	Freesheet

Grade	• Copy	• Premium imaging / technology papers	• Offset • Business converting	• Lightweight • Opaques • Text, cover and writing	• Lightweight	• Flexible packaging • Abrasive papers • Decorative papers • Imaging papers
• Label papers
• Medical disposables

Application	• Photocopies		• Pamphlets	• Stationery	• Brochures	• Food & candy
	• Office documents		• Brochures	• Brochures	• Annual reports	wrappings
	• Presentations		• Direct mail	• Annual reports	• Books	• Surgical gowns
			• Commercial printing • Forms & envelopes	• Books • Catalogs	• Magazines • Catalogs	• Repositionable note pads • Security check papers

Capacity*	As at February 21, 2007: approximately 2.3 million tons

	0.8 million tons 35%	0.1 million tons 4%	0.7 million tons 31%	0 .2 million tons 9%	0.1 million tons 4%	0.4 million tons 17%

*	The allocation of production capacity may vary from period to period in order to take advantage of market conditions. We permanently closed the Cornwall pulp and paper mill and Ottawa paper mill in the first quarter of 2006, and the Vancouver paper mill in the second quarter of 2006. These permanent closures, impacting 450,000 tons of paper, have been assumed to be effective as at January 1, 2006 and have been reflected in the above capacity.

Our business papers consist mainly of uncoated freesheet papers, such as copy and premium imaging papers used in photocopy machines, laser and inkjet printers. These products are principally for home and office use and represent about 39% of our paper production.
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
     We also produce paper for several technical and specialty markets. These technical and specialty papers consist primarily of base stock used by the flexible packaging industry in the production of food and medical packaging and other specialty papers for various other industrial applications, including base stock for sandpaper, base stock for medical gowns, drapes and packaging, as well as transfer paper for printing processes. We also participate in several converting grades for specialty and security applications. These technical and specialty papers represent about 17% of our paper production.
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
     As an example of ongoing efforts to innovate and develop new markets, Domtar developed the first antimicrobial office paper available in North America. Designed to protect paper against the growth of bacteria, odors, fungus, mold and mildew, this product is specially treated with a patented antimicrobial compound that kills most bacteria that come into contact with it. Although conceived for general office use, the paper’s unique characteristics make it ideal for the healthcare, laboratory, hospitality, education and governmental sectors. This innovative product is a welcome addition to the continuously growing line of the Domtar EarthChoice® family of FSC-certified, environmentally responsible papers.
     During 2006, we shipped approximately 1,320,000 tons of products that were improved/developed after 2003 (including the products that were transitioned to higher brightness), accounting for about 57% of our total paper shipments. We also support fundamental research at several universities and through research institutions such as the Pulp and Paper Research Institute of Canada.

Customers and Distribution
The following chart illustrates our channels of distribution for our paper products:

				Commercial Printing and		Technical and
Category	Business Papers			Publication Papers		Specialty Papers
Domtar sells to:	Merchants ¯	Office Equipment Manufacturers / Stationers ¯	Retailers ¯	Merchants ¯	Converters ¯	Converters ¯

Customer sells to:	Printers /	Retailers /	Printers /	Printers /	Merchants /	End-users
	Retailers /	Stationers /	End-users	Converters /	Retailers
	End-users	End-users		End-users
     Generally, we sell business papers through paper merchants, Office Equipment Manufacturers, stationers and retail outlets. We distribute coated and uncoated commercial printing and publication papers to end-users and commercial printers, mainly through paper merchants, as well as selling directly to converters. We sell our technical and specialty products mainly to converters, who apply a further production process such as coating, laminating or waxing to our papers before selling them to a variety of specialized end-users.
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
     We distributed about 69% of our paper products in 2006 through a large network of paper sales merchants operating throughout North America, one of which we own (see Paper Merchants). Paper merchants, who sell our products to their own customers, represent our largest group of customers.
     In 2006, approximately 81% of our paper sales were made to customers in the United States.
     Although a five year supply agreement between Domtar and Unisource Worldwide, Inc. ended on June 30, 2006, we continue to sell products to Unisource. The companies have mutually developed a number of initiatives that we believe will continue to enhance our business relationship and maintain our volume for the foreseeable future.
     Market Pulp to customers in North America is sold through a centrally located sales force while sales to overseas customers is sold directly or through commission agents. We maintain pulp supplies at strategically located warehouses, which allows us to respond to orders on short notice. In 2006, approximately 8% of our sales of market pulp were made in Canada, 23% were made in the United States, 9% in Mexico and 60% overseas. We also purchase pulp to optimize paper production and reduce freight costs. In 2006, our net market pulp position (the amount of pulp produced in excess of our internal requirements) was approximately 563,000 tonnes.
     In order to better respond to customer needs and improve the flexibility of our production network, we implemented an integrated resource management system. Progressively introduced since July 2003, this system establishes a common platform and database for customer service, integrates production-planning processes in the mills and implements common financial processes and standards. As at December 31, 2006, the roll-out of the integrated system was completed across our operations and we achieved our goal of having approximately 85% of our transactions being processed by this system.

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
Facilities
The following table lists the paper production facilities owned and operated by us. The table also indicates the number of paper machines, the principal products manufactured and the approximate annual production capacity for each facility. Approximately 65% of our paper production capacity is located in the United States. All of our pulp and paper mills are certified ISO 14001 except for our Windsor mill, which is certified under the Responsible Care program. In addition, all of our mills are FSC chain of custody certified except for our Lebel-sur-Quévillon pulp mill, which has been idled indefinitely due to unfavorable economic conditions.

Paper
Production		Paper		Annual Capacity
Facility	Location	Machines	Principal Paper Type	(millions of tons)
Ashdown	Arkansas	4	Copy, offset and technical and specialty	0.9
Windsor	Quebec	2	Copy and offset	0.6
Nekoosa	Wisconsin	3	Uncoated printing and technical and specialty	0.2
Port Edwards	Wisconsin	4	Uncoated printing and technical and specialty	0.2
Hull	Quebec	1	Coated lightweight	0.1
Woodland	Maine	1	Copy, offset and technical and specialty	0.1
Port Huron	Michigan	4	Technical and specialty	0.1
Espanola	Ontario	2	Technical and specialty	0.1

Total		21		2.3

Our net market pulp position principally results from production at our mills in Ashdown, Espanola and Woodland.
     For a discussion on sources of raw material for paper production, see “Fiber Supply” section.
Power Facilities
We own power generating facilities at eight locations: Ashdown, Espanola, Nekoosa, Ottawa-Hull, Port Edwards, Port Huron, Windsor and Woodland. Approximately 65% of our electric power requirements are met by our own facilities. We purchase the balance of our power requirements from local utilities. In addition, we provide about 70% of the energy required to produce steam internally through our recovery boilers and cogeneration facilities with the remaining energy purchased in the form of bark, natural gas, oil and coal.
Paper Merchants
Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by Domtar and by other manufacturers. These products include business and printing papers and certain industrial products. These products are sold to a wide and diverse customer base, which includes small, medium and large commercial printers, publishers, business forms manufacturers, quick copy firms and institutional entities.

     Domtar-owned paper merchants operate in the United States and Canada under a single banner and umbrella name, the Domtar Distribution Group, which is the fifth largest paper merchant organization in North America. Ris Paper operates throughout the Northeast, Mid-Atlantic and Midwest areas from 20 locations in the United States, including 16 distribution centers. The Canadian business operates as Buntin Reid in three locations in Ontario; JBR/La Maison du Papier in two locations in Quebec; and The Paper House from two locations in Atlantic Canada. Our Paper Merchants business represented 26% of consolidated sales in 2006, or 20% when excluding sales of Domtar paper, compared to 25% of consolidated sales in 2005, or 19% when excluding sales of Domtar paper. In 2006, approximately 30% of Paper Merchants’ sales were made to customers in Canada and 70% were made to customers in the United States.
     Sales are executed through our sales force based at branches strategically located in served markets. We distribute about 54% of our paper sales from our own warehouse distribution system and about 46% of our paper sales through mill-direct deliveries (i.e., deliveries directly from manufacturers, including Domtar, to our customers). The branch warehousing capability is configured as a regional hub and spoke operation whereby larger ‘hub’ branches carry higher and more diverse levels of inventory to support larger local market needs along with inter-branch shipments to smaller ‘spoke’ branches.
     In April 2003, the Canadian Competition Bureau (the “Bureau”) began an investigation of Canada’s major Distributors of carbonless paper and other fine paper products, including our Paper Merchants in Canada. In March 2004, the Bureau expanded its investigation to include dealings between the Corporation and Xerox Canada Limited. In December 2005, we recorded a $13 million charge relating to a legal settlement with regards to the sales of carbonless sheet paper in Ontario and Quebec during a one-year period in part of 1999 and 2000. With this settlement, the Canadian antitrust authorities have concluded their investigations into our business activities.
Wood
Our Wood business comprises the manufacturing, marketing and distribution of lumber and wood-based value-added products and the management of forest resources. We operate eight sawmills (four in Quebec, following the permanent closure of the Grand-Remous and Malartic sawmills in the second quarter of 2006, and four in Ontario) and one remanufacturing facility (in Quebec), for an annual capacity of approximately 1.1 billion board feet of lumber. We also have an interest in two joint ventures and investments in two businesses, which all produce wood products. We seek to optimize 17 million acres of forestland directly licensed or owned by the Corporation in Canada and the United States through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 10% of consolidated sales in 2006 compared to 13% of consolidated sales in 2005.
     We produce mainly softwood dimensional lumber used primarily in the construction industry. Products include studs and random length lumber in dimensions of 2 inches X 3 inches through 2 inches X 10 inches in lengths of 8 feet to 16 feet. We operate four sawmills and one remanufacturing facility in Quebec (Matagami, Lebel-sur-Quévillon, Val-d’Or, Ste-Marie and Sullivan), and four sawmills in Ontario (White River, Timmins, Elk Lake (jointly-owned) and Nairn Center). As of December 31, 2006, we have 4 sawmills and one remanufacturing facility in operation, for an annual capacity of approximately 460 million board feet of lumber. In 2006, approximately 95% of the lumber shipped by us was kiln dried. The following table sets forth our trade shipments of lumber for the years indicated:

	2006	2005	2004	2003	2002
Lumber (millions of board feet)	916	1,107	1,009	999	1,037
     In November 2005, the decision to temporarily shut down our Lebel-sur-Quévillon pulp mill due to unfavorable economic conditions caused us to indefinitely idle our adjacent sawmill. The Lebel-sur-Quévillon sawmill restarted temporarily in the second quarter of 2006 in order to process its roundwood inventory and shut down indefinitely again on October 11, 2006. Additionally, on October 11, 2006, we announced the indefinite closures of three other sawmills (two in Abitibi, Quebec, and one in Ontario). The closures, which occurred in October 2006, are primarily due to the pressure of higher timber costs and lower demand for both lumber and chips. These closures impacted approximately 360 permanent positions and reduced production capacity.
     We sell substantially all of our softwood lumber through our own sales office in Montreal to a wide range of retailers, distributors, manufacturers and wholesalers in Canada and the United States who sell to end-users. These wood products are consumed in the home construction, renovation and industrial markets. Our marketing efforts for lumber products are focused on providing our customers with efficient value-added supply chain integration, ensuring a high level of customer satisfaction and achieving a balanced and diversified customer base for our products. In 2006, approximately 32% of sales of wood products were in Canada and 68% were in the United States.
     In addition to producing dimensional lumber and studs, we manufacture lumber that is graded according to recognized standards, such as Premium, Select, J-Grade and Machine Stress Rated lumber. Domtar also has a 50% interest in a facility in Sault Ste. Marie, Ontario, and a 50% interest in a fully integrated sawmill, kiln and planer operation in northern Ontario with an annual capacity of approximately 60 million board feet of lumber. In early 2005, we announced, in conjunction with Tembec Inc., the restructuring of our northeastern Ontario sawmill operations, resulting in the permanent closure of our Chapleau sawmill as of March 6, 2005. This initiative arose from a review of our northeastern Ontario sawmill operations in light of prevailing challenging conditions. This initiative allowed us to add a third shift at the jointly-owned Elk Lake sawmill in April 2005 to process additional fiber from the Chapleau closure and resulting fiber swap with Tembec Inc.
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
     We seek to optimize 17 million acres of forestlands for which the Corporation is wholly responsible through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Site preparation, planting and harvesting techniques are continually improved through a variety of methods, including tree improvement and silvicultural research. All our forestlands in Canada have received ISO 14001 certification. Such certification requires introducing rigorous documentation, standardized forest management practices and provisions for continuous improvement. We also began in 2001, to receive FSC certification of our forest management practices, starting with Domtar private lands in central Ontario. The FSC is an independent non-profit organization that sets internationally accepted standards for environmental sustainability. As a result of this initial forest certification, we began the manufacture and sale, during 2003, of paper grades certified by the FSC. Forest products may carry the FSC logo only when a required minimum of fiber content is traceable to an FSC-certified forest of origin and is documented by a full chain-of-custody review. In November 2003, the Corporation undertook to attain FSC certification of all of its 17 million acres of directly licensed and owned forestlands subject to the successful completion of two boreal forest pilot projects. As of December 31, 2006, FSC certificates have been issued covering 7 million acres (or 40%) of Domtar direct licensed and owned forestland in addition to the certification of over 7 million acres on two other Domtar co-managed forests in northern Ontario. Certification is expected on the remaining landbase by the end of 2007.
     In Quebec and Ontario, our harvesting rights on public lands provide an annual allowable harvest of approximately 4.5 million cubic meters of wood (both softwood and hardwood). Access to harvesting of fiber on public lands in Quebec and Ontario is subject to review by the respective governmental authorities. Our freehold land of approximately 900,000 acres in Quebec, Ontario and Maine provide an annual allowable harvest of approximately 0.5 million cubic meters of wood.

Quebec
In Quebec, our annual allowable softwood harvest of approximately 1.8 million cubic meters, derived on a sustained yield basis from public land granted by the Ministry of Natural Resources (Quebec) and from our own freehold lands can supply most of the logs needed for two-shift operations of our northern Quebec sawmills. The chips produced by these sawmills provide approximately 72% of the fiber requirements of the pulp mill at Lebel-sur-Quévillon. The remaining required fiber is purchased under various contractual arrangements and on the open market. The Province of Quebec adopted new legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and the Cree First Nations. As a result, the amount of fiber we are permitted to harvest annually, under our existing licences from the Quebec government, was reduced by approximately 500,000 cubic meters to approximately 2.0 million cubic meters, reflecting a 21% reduction. Recently, the Chief forester of Quebec has proposed a further reduction of 70,000 cubic meters, or 3%, in the total softwood annual allowable cut of forests managed by Domtar. This would significantly affect the supply of fiber for our Northern Quebec softwood sawmills and market pulp operations. Resulting from the closure in November 2005 of our pulp mill at Lebel-sur-Quévillon for unfavorable economic conditions and no alternative markets for chips produced by our sawmills, as well as the reduced allowable wood harvesting volume, our Northern Quebec softwood sawmills, including Val d’Or, Matagami and Lebel-sur-Quévillon, were closed for an indefinite period of time. These sawmill closures represent a combined annual capacity of approximately 400 million board feet of lumber.
Ontario
In Ontario, our annual allowable harvest amounts to approximately 2.7 million cubic meters pursuant to Sustainable Forest Licenses, or SFLs, that has been granted by the Ontario Ministry of Natural Resources. These SFLs are granted either directly to Domtar, to SFL management companies in which Domtar is a shareholder or to SFL holders with whom Domtar has no direct association. We obtain approximately 80% of the wood fiber required for our northern Ontario sawmill operations and our Espanola pulp mill either directly or indirectly from these harvesting rights and from our own freehold lands. The remaining required fiber is purchased under various contractual arrangements and on the open market. Most of the by-product volume (sawdust and shaving) is sold to manufacturers of engineered wood and paperboard.
Other
We are currently working on finding solutions such as obtaining alternate sources of fiber. The reduction in harvest volume increases the unit cost of wood delivered to the sawmills. If we are unable to maintain an adequate supply of fiber and mitigate the significant cost increase and wood delivery cost, our Northern Quebec softwood sawmill and market pulp operations may not reopen and may result in permanent closures or impairment of assets.
Canadian mills
Our fine paper mill at Windsor, which consumes hardwood fiber, is located in an area where the fiber supply is adequate to sustain all current fiber requirements. The Windsor mill consumes hardwood fiber originating from a variety of sources, including purchases on the open market in Canada and the United States, contracts with Quebec wood producers’ marketing boards and our own private lands.
U.S. mills
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

Competition
Markets for most of our products are also highly competitive, with a number of major companies competing in each market. We compete with both Canadian and U.S. producers in all of our product lines and with global producers in certain of our product lines, some of which may have greater financial resources and lower production costs than Domtar. While the principal basis for competition is selling price, competition can be based upon quality and customer service, including, in some cases, providing technical advice to customers. Other factors, such as foreign exchange rates, cost of fiber and other input costs can also impact our competitive position.
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
Employee Relations
As at December 31, 2006, we had approximately 4,700 employees in Canada of which approximately 3,600 are unionized, and approximately 3,700 employees in the United States of which approximately 2,500 are unionized, for a total of 8,400 employees.
Number of employees per segment as at December 31, 2006

Papers	5,505
Paper Merchants	930
Wood	1,375
Corporate	550

Total number of employees	8,360

     Our business strategies include supporting the personal growth and participation of employees. We encourage employees to be involved in workshops aimed at producing better performance, greater operating efficiencies, safer operating procedures and lowering costs.
     Safety remains one of our core operating values. Last year, we reduced our Recordable case rate by 10.5% compared to 2005 and our goal is to reduce this rate by another 15% in 2007. Our objective is to be amongst the top three companies in our industry by 2009 in term of best safety performance. The Domtar Safety Steering Team will drive the efforts of the Corporation in reaching our safety objectives.
Papers
A collective agreement expired in April 2004 for our Lebel-sur-Quévillon pulp mill (affecting approximately 350 employees). Negotiations have ceased as the mill is closed for an indefinite period. In July 2006, a 5 year agreement, expiring April 30, 2010, was reached and ratified with the union at the Windsor mill (affecting approximately 760 employees).
Paper Merchants
The collective agreements covering four locations in the U.S. and three in Canada were renewed in 2006. A collective agreement, which effects 20 employees in the U.S., will expire in March 2007.

Wood
Negotiations with unions are underway at Val d’Or, Lebel-sur-Quévillon and the Nairn Center sawmill, the forest operations of the Spanish Forest, and at the Sullivan plant.
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
     As at December 31, 2006, we had a provision of $54 million for environmental matters and other asset retirement obligations. Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, we believe that such additional remediation costs would not have a material adverse effect on our financial position, earnings or cash flows.
     In addition, the pulp and paper industry in the United States is subject to Boiler Maximum Achievable Control Technology (MACT) Rules that further regulate air emissions. We believe we comply with all present regulations and we anticipate spending approximately $4 million over the next year to meet such requirements.
As at December 31, 2006, anticipated undiscounted payments in each of the next five years are as follows:

(In millions of Canadian dollars)	2007	2008	2009	2010	2011	Thereafter	Total
Environmental provision and other asset retirement obligations	12	10	7	3	6	16	54
Boiler M.A.C.T. Rules	4	—	—	—	—	—	4

	16	10	7	3	6	16	58

     In 2006, our operating expenses for environmental matters totaled $60 million and we capitalized an additional $9 million for environmental projects mainly related to the improvement of air emissions, effluent treatment and remedial actions taken to address environmental compliance. In 2007, we expect to capitalize approximately $4 million for environmental projects, including Boiler M.A.C.T. Rules obligations. We are unable to estimate the total amount of capital expenditures (other than Boiler M.A.C.T. Rules obligations) that may be required beyond 2007 for environmental compliance. However, we do not expect any additional required expenditure to have a material adverse effect on our financial position, earnings or cash flows.
Social and Environmental Policies
The Corporation has several social and environmental related policies including, among others, Human Rights, Forest, Environment, and Health and Safety policies. These form an integral part of our Code of Ethics which may be found on our website at www.domtar.com.

RISKS FACTORS
The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected.
The pulp, paper and wood product industries are highly cyclical. Fluctuations in the prices of and the demand for our products could result in smaller profit margins and lower sales volumes.
The pulp, paper and wood product industries are highly cyclical. Historically, economic and market shifts, fluctuations in capacity and changes in foreign currency exchange rates have created cyclical changes in prices, sales volume and margins for our products. The length and magnitude of industry cycles have varied over time and by product, but generally reflect changes in macroeconomic conditions and levels of industry capacity. Most of our paper products are commodities that are widely available from other producers. Even our non-commodity products, such as value-added papers, are susceptible to commodity dynamics. Because commodity products have few distinguishing qualities from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand.
     The overall levels of demand for the products we manufacture and distribute, and consequently our sales and profitability, reflect fluctuations in levels of end-user demand, which depend in part on general macroeconomic conditions in North America and worldwide, as well as competition from electronic substitution. See “— Some of our products are vulnerable to long-term declines in demand due to competing technologies or materials.” For example, demand for cut-size office paper may fluctuate with levels of white-collar employment. Demand for many of such products was materially and negatively impacted by the global economic downturn, among other things, in the early part of this decade, and we expect that we will be sensitive to such downturns in the future.
     Industry supply of pulp, paper and wood products is also subject to fluctuation, as changing industry conditions can influence producers to idle or permanently close individual machines or entire mills. In addition, to avoid substantial cash costs in connection with idling or closing a mill, some producers will choose to continue to operate at a loss, sometimes even a cash loss, which could prolong weak pricing environments due to oversupply. Oversupply can also result from producers introducing new capacity in response to favorable short-term pricing trends.
     Industry supply of pulp, paper and wood products is also influenced by overseas production capacity, which has grown in recent years and is expected to continue to grow. While the weakness of the U.S. dollar has mitigated the levels of imports in recent years, imports of pulp, paper and wood products from overseas may increase putting downward pressure on prices.
     As a result, prices for all of our products are driven by many factors outside of our control, and we will have little influence over the timing and extent of price changes, which are often volatile. Because market conditions beyond our control determine the prices for our commodity products, the price for any one or more of these products may fall below our cash production costs, requiring us to either incur cash losses on product sales or cease production at one or more of our manufacturing facilities. Therefore, our profitability with respect to these products depends on managing our cost structure, particularly cost of wood fiber, chemical and energy, which represent the largest components of our operating costs and can fluctuate based upon factors beyond our control, as described below. If the prices of or demand for our products decline, or if our wood fiber, chemical or energy costs increase, or both, our sales and profitability could be materially and adversely affected.
Some of our products are vulnerable to long-term declines in demand due to competing technologies or materials.
Our business competes with electronic transmission and document storage alternatives, as well as with paper grades we do not produce, such as uncoated groundwood. As a result of such competition, we have experienced decreased demand for some of our existing pulp and paper products. As the use of these alternatives grows, demand for pulp and paper products is likely to further decline or shift to other paper grades. Moreover, demand for some of our wood products may decline if customers purchase alternatives from other sources.
We face intense competition in our markets, and our failure to compete effectively would have a material adverse effect on our business, financial condition and results of operations.
We compete with both Canadian and U.S. producers in all of our product lines and with global producers in certain of our product lines, some of which may have greater financial resources and lower production costs in comparison to us. The principal basis for competition is selling price. Our ability to maintain satisfactory margins depends in large part on our ability to control our costs. There can be no assurance that we will be able to compete effectively and maintain current levels of sales and profitability. If we are unable to compete effectively, such failure would have a material adverse effect on our business, financial condition and results of operations.
Our manufacturing businesses may have difficulty obtaining wood fiber at favorable prices, or at all.
Wood fiber is our principal raw material, comprising approximately 30% of the aggregate amount of materials, labour and other operating expenses and fiber costs for our business during 2006. Wood fiber is a commodity, and prices historically have been cyclical. The primary source for wood fiber is timber. Environmental litigation and regulatory developments have caused, and may cause in the future, significant reductions in the amount of timber available for commercial harvest in Canada and the U.S. In addition, future domestic or foreign legislation and litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest health and the response to and prevention of catastrophic wildfires could also affect timber supplies. Availability of harvested timber may further be limited by fire, insect infestation, disease, ice storms, wind storms, flooding and other natural and man made causes, thereby reducing supply and increasing prices. Wood fiber pricing is subject to regional market influences, and our cost of wood fiber may increase in particular regions due to market shifts in those regions. Any sustained increase in wood fiber prices would increase our operating costs, and we may be unable to increase prices for our products in response to increased wood fiber costs due to additional factors affecting the demand or supply of these products.
     The Province of Quebec adopted legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and the Cree First Nations. As a result, the amount of wood fiber, primarily softwood fiber, we are permitted to harvest annually, under our existing licenses from the Quebec government, was reduced by approximately 500,000 cubic meters to approximately 2.0 million cubic meters, reflecting a 21% reduction. Recently, the Chief forester of Quebec has proposed a further reduction of 70,000 cubic meters, or 3%, in the total softwood annual allowable cut of forests managed by Domtar. This would significantly affect the supply of wood fiber for our Northern Quebec softwood sawmills and market pulp operations. We are currently working on finding solutions such as obtaining alternate sources of fiber. The reduction in harvest volume has a corresponding increase in the unit cost of wood delivered to the sawmills. As a result of the impact of the strength in the value of the Canadian dollar against the U.S. dollar, low lumber prices and other factors, these operations have been shut down and the facilities relating to such operations have been closed indefinitely. There is no assurance that access to wood fiber will continue at the same levels achieved in the past. The cost of hardwood and softwood fiber and the availability of wood chips may be affected.
An increase in our cost of purchased energy or chemicals would lead to higher manufacturing costs, thereby reducing our margins.
Our operations consume substantial amounts of energy such as electricity, natural gas, fuel oil, coal and hog fuel (wood waste). Energy comprised approximately 10% of our aggregate amount of materials, labour and other operating expenses and fiber costs during 2006. Energy prices, particularly for electricity, natural gas and fuel oil, have been volatile in recent years and currently exceed historical averages. As a result, fluctuations in energy prices will impact our manufacturing costs and contribute to earnings volatility.
     Other raw materials we use include various chemical compounds, such as precipitated calcium carbonate, sodium chlorate and sodium hydroxide, dyes, resins and adhesives. Purchases of chemicals comprised approximately 15% of the aggregate amount our materials, labour and other operating costs and fiber costs during

2006. The costs of these chemicals have been volatile historically, and are influenced by capacity utilization, energy prices and other factors beyond our control.
     For our commodity products, the relationship between industry supply and demand for these products, rather than changes in the cost of raw materials, will determine our ability to increase prices. Consequently, we may be unable to pass increases in our operating costs to our customers. Any sustained increase in chemical or energy prices without any corresponding increase in product pricing would reduce our operating margins and potentially require us to limit or cease operations of one or more of our machines.
We could experience disruptions in operations and/or increased labour costs due to labour disputes.
We are currently in the process of renegotiating certain collective bargaining agreements. As is the case with any negotiation, we may not be able to negotiate acceptable new collective bargaining agreements, which could result in strikes or work stoppages by affected workers. Renewal of collective bargaining agreements could also result in higher wages or benefits paid to union members. Therefore, we could experience a disruption of our operations or higher ongoing labour costs, which could have a material adverse effect on our business, financial results and financial condition.
We rely heavily on a small number of significant customers. A loss of any significant customer could materially adversely affect our business, financial condition or results of operations.
A significant reduction in sales to any of our significant customers (which could be due to factors outside our control, such as purchasing diversification) or financial difficulties experienced by these customers could materially adversely affect our business, financial condition or results of operations.
A material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our sales and/or negatively impact our net income.
Any of our paper or pulp manufacturing facilities, or any of our machines within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including:
•	unscheduled maintenance outages;

•	prolonged power failures;

•	an equipment failure;

•	a chemical spill or release;

•	explosion of a boiler;

•	the effect of a drought or reduced rainfall on our water supply;

•	labour difficulties;

•	disruptions in the transportation infrastructure, including roads, bridges, railroad tracks and tunnels;

•	fires, floods, earthquakes, hurricanes or other catastrophes;

•	terrorism or threats of terrorism; or

•	other operational problems.
Events such as those listed above may result in downtime and/or cause damage to our facilities. Any such downtime or facility damage could prevent us from meeting customer demand for our products and/or require us to make unplanned capital expenditures. If one of these machines or facilities were to incur significant downtime, our ability to meet our production targets and satisfy customer requirements would be impaired, resulting in lower sales and income.

Our operations require substantial capital, and we may not have adequate capital resources to provide for all of our capital requirements. We spent approximately $108 million on capital expenditures during 2006, and such expenditures could increase in the future.
Our businesses are capital intensive and require that we regularly incur capital expenditures in order to maintain our equipment, increase our operating efficiency and comply with environmental laws. Our total capital expenditures were approximately $108 million during 2006, including approximately $68 million for maintenance capital and approximately $9 million for environmental expenditures. We spent approximately $139 million on capital expenditures during 2005, including approximately $71 million for maintenance capital and approximately $17 million for environmental expenditures. If our available cash resources and cash generated from operations are not sufficient to fund our operating needs and capital expenditures, we would have to obtain additional funds from borrowings or other available sources or reduce or delay our capital expenditures. We may not be able to obtain additional funds on favorable terms, or at all. In addition, our debt service obligations will reduce our available cash flows. If we cannot maintain or upgrade our equipment as we require or ensure environmental compliance, we could be required to cease or curtail some of our manufacturing operations, or we may become unable to manufacture products that compete effectively in one or more of our product lines.
We could incur substantial costs as a result of compliance with, violations of or liabilities under applicable environmental laws and regulations. We incurred approximately $60 million in connection with environmental compliance and remediation during 2006, and such costs could increase in the future.
We will be subject, in both Canada and the U.S., to a wide range of general and industry-specific laws and regulations relating to the protection of the environment, including those governing air emissions, wastewater discharges, harvesting, silvicultural activities, the storage, management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, landfill operation and closure obligations, forestry operations and endangered species habitat, and health and safety matters.
     In particular, the pulp and paper industry in the U.S. is subject to Boiler Maximum Achievable Control Technology Rules that further regulate effluent and air emissions. These laws and regulations require us to obtain authorizations from and comply with the authorization requirements of the appropriate governmental authorities, which have considerable discretion over the terms and timing of permits.
     We have incurred, and we expect that we will continue to incur, significant capital, operating and other expenditures complying with applicable environmental laws and regulations and as a result of remedial obligations. We incurred $60 million in connection with environmental compliance and remediation during 2006. As of December 31, 2006, we had a provision of $54 million for these environmental expenditures.
     We also could incur substantial costs, such as civil or criminal fines, sanctions and enforcement actions (including orders limiting our operations or requiring corrective measures, installation of pollution control equipment or other remedial actions), cleanup and closure costs, and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, environmental laws and regulations.
     As the owner and operator of real estate, we may be liable under environmental laws for cleanup, closure and other damages resulting from the presence and release of hazardous substances, including asbestos, on or from our properties or operations. The amount and timing of environmental expenditures is difficult to predict, and, in some cases, our liability may exceed forecasted amounts or the value of the property itself. The discovery of additional contamination or the imposition of additional cleanup obligations at our or third-party sites may result in significant additional costs. Any material liability we incur could adversely impact our financial condition or preclude us from making capital expenditures that would otherwise benefit our business.
     Enactment of new environmental laws or regulations or changes in existing laws or regulations, or interpretation thereof, might require significant expenditures.
     We may be unable to generate funds or other sources of liquidity and capital to fund environmental liabilities or expenditures.

We are affected by changes in currency exchange rates.
We manufacture a significant amount of pulp and paper in Canada. The revenues for most of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability. Our U.S. dollar sales, net of U.S. dollar purchases for our operating activities, represent approximately US$978 million annually. In addition, our sales in Canada are impacted by the exchange rate fluctuations, as the prices for many of our products are generally driven by U.S. prices for similar products.
     Exchange rate fluctuations are beyond our control and the U.S. dollar may continue to depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. Since January 1, 2002, the Canadian dollar has appreciated more than 40% relative to the U.S. dollar. This has had a material adverse effect on our sales and profitability of our Canadian operations and may continue to have an adverse effect on our business, financial results and financial condition. Sustained periods of a strong Canadian dollar could have a material adverse effect on our business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.
We may be required to pay significant lumber export taxes
We may experience reduced revenues and margins on our softwood lumber business as a result of lumber export taxes.
     On April 27, 2006, the Canadian and U.S. Governments signed a term sheet which addresses the refund of duty deposits and sets out a framework for the management of Canadian softwood lumber exports to the U.S. for a seven-year period, with an option to renew for two additional years. On July 1, 2006, Canada and the U.S. signed a more detailed legal text based upon the term sheet. On September 12, 2006, Canada and the U.S. signed the Softwood Lumber Agreement 2006, which was largely based on the July 1, 2006 legal text.
     On October 12, 2006, Canada and the U.S. announced amendments that allow the settlement to be implemented as of this date. The amendments include a process that allows the U.S. to proceed with the revocation of CVD and AD orders.
     Canadian softwood lumber exporters will pay an export charge when the price of lumber is at or below US$355 MFBN. Canadian regions can operate under either of the two export charge regimes for periods of three years: an export charge with the charge varying with price or, an export charge plus volume restraint, where both the rate and volume restraint vary with the price. For at least the next 3 months, under present market conditions, all Canadian softwood lumber exports will be subject to a 15% export which may rise to 22.5% in the event a province exceeds its total export share. Each province will be allocated a share of exports based on historic share of the U.S. market. If shipments from a province in a month exceed 110% of its base allocation, then the export charge on shipments from that province during that month will be increased by 50%.
     We are currently experiencing, and may continue to experience, reduced revenues and margins in our wood business as a result of the application of the settlement agreement. The settlement agreement could have a material adverse effect on our business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.
We depend on third parties for transportation services.
We rely primarily on third parties for transportation of the products we manufacture and/or distribute, as well as delivery of our raw materials. In particular, a significant portion of the goods we manufacture and raw materials we use are transported by railroad or trucks, which are highly regulated. If any of our third-party transportation providers were to fail to deliver the goods we manufacture or distribute in a timely manner, we may be unable to sell those products at full value, or at all. Similarly, if any of these providers were to fail to deliver raw materials to us in a timely manner, we may be unable to manufacture our products in response to customer demand. In addition, if any of these third parties were to cease operations or cease doing business with us, we may be unable to replace them at reasonable cost. Any failure of a third-party transportation provider to deliver raw materials or finished products in a timely manner could harm our reputation, negatively impact our customer relationships and have a material adverse effect on our financial condition and operating results.
We have net deficits with respect to our pension plans and the actual cost of our pension plan obligations could exceed current provisions. As of December 31, 2006, our defined benefit plans were under funded by $167 million on a going concern basis.
As of December 31, 2006, our defined benefit plans were under funded by $167 million on a going concern basis. Our future funding obligations for the defined benefit pension plans depend upon changes to the level of benefits provided by the plans, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine minimum funding levels, actuarial data and experience, and any changes in government laws and regulations. Any adverse change to any of these factors may require us to increase our cash contributions to the pension plans, and those added contributions could have a material adverse effect on our cash flows and results of operations.
We may not be able to generate sufficient cash flows to meet our debt service obligations.
Our operations require substantial capital. If our capital resources are inadequate to provide for our operating needs, capital expenditures and other cash requirements, this shortfall could have a material adverse effect on our business and liquidity and impact our ability to service our debt. There can be no assurance that we will be able to generate sufficient cash flows from operations, as we are subject to a number of general economic, business, financial, competitive, legislative, regulatory and other factors beyond our control, or that, in the event we fail to comply with our debt covenants, we will be able to renegotiate credit agreements or terms which will be satisfactory.
DIVIDENDS
During each of the years indicated, the Corporation declared the following dividends:

	2006	2005	2004
Aggregate dividends (in millions of Canadian dollars)

Series A Preferred Shares	0.2	0.1	0.1
Series B Preferred Shares	1.3	1.1	1.1
Common Shares	—	40.9	55.1

Dividends per share (in Canadian dollars per share)

Series A Preferred Shares	2.25	2.25	2.25
Series B Preferred Shares	1.02	0.78	0.73
Common Shares	—	0.18	0.24
     Regular quarterly dividends on the outstanding Series A and Series B Preferred Shares were paid throughout the three-year period ended December 31, 2006. Cash dividends on common shares have been paid since January 1996. Since April 2003 the Corporation’s dividend policy was to pay out a dividend of $0.06 per share quarterly ($0.24 per share annually). In October 2005, the Corporation announced the suspension of its common share dividend.
     Agreements related to the Corporation’s 10% Debentures due 2011 and 10.85% Debentures due 2017, contain covenants restricting the payment of dividends on its shares (other than stock dividends) and the purchase, redemption, reduction or other payment with respect to shares of its capital stock, none of which restrict the payment of dividends on or the satisfaction of mandatory retirement provisions with respect to the Series A Preferred Shares and the Series B Preferred Shares. No dividends may at any time be paid or declared and set apart for payment on the Common Shares unless all accumulated dividends, where applicable, on the Series A Preferred Shares and the

Series B Preferred Shares have been paid or declared and set apart, including the current quarterly installment of dividends.
DESCRIPTION OF CAPITAL STRUCTURE
General Description of Capital Structure
Our authorized share capital consists of an unlimited number of common shares, Series A preferred shares and Series B preferred shares.
Common shares
The Corporation is authorized to issue an unlimited number of common shares. Holders of our common shares are entitled to one vote per share at any meeting of our shareholders. Holders of our common shares are, subject to the rights of the holders of our preferred shares, entitled to receive any dividend declared by our Board of Directors. There were 231,605,809 common shares issued and outstanding as at January 31, 2007.
     As at January 31, 2007, there were 4,321,757 common share purchase options issued and outstanding under the Executive stock option and Share purchase plan.
Preferred shares
The authorized preferred shares consist of preferred shares issuable in an unlimited number of series, ranking equal with respect to the payment of dividends and the distribution of assets, but prior to the Common Shares.
     The Series A preferred shares are non-voting and redeemable at the Corporation’s option at $25.00 per share. These shares carry a cumulative cash dividend per share of $2.25 per annum. There were 67,476 Series A preferred shares issued and outstanding as at January 31, 2007.
     The Series B preferred shares are non-voting and redeemable at the Corporation’s option at $25.00 per share. These shares carry a cumulative cash dividend equivalent to 72% of the bank prime rate. There were 1,230,000 Series B preferred shares issued and outstanding as at January 31, 2007.
     The Corporation has undertaken to make all reasonable efforts to purchase quarterly, for cancellation, 1% of the number of Series A and Series B Preferred shares that were outstanding on April 2, 1992 at prices not exceeding $25.00 per share.

Ratings

Rating Agency	Security	Rating
Dominion Bond Rating Service	Unsecured Notes and Debentures	BB (low)
	Preferred Shares	P5 (high)

Moody’s	Unsecured Notes and Debentures	B2
Standard & Poor’s	Unsecured Notes and Debentures	B+

     The above ratings represent a risk assessment of our public unsecured debt securities. The rating by Dominion Bond Rating Service (DBRS) is the fifth best rating in terms of quality within ten rating gradations, with the “low” indicating a ranking in the lower end of this rating category. The rating by Moody’s Investors Services (Moody’s) is the sixth best rating in terms of quality within nine rating gradations, with the numerical modifier 2 indicating a ranking in the middle of this rating category. The rating by Standard & Poor’s (S&P) is the sixth best rating in terms of quality within ten rating gradations, with the “plus” indicating a ranking at the higher end of this category.
     During the past year, our unsecured note rating with DBRS fell from BB (high) to BB (low) and our unsecured note rating with Moody’s fell from B1 to B2. These reductions in our credit ratings impact our access to and cost of capital and financial flexibility. Further reductions in our credit ratings would have an added negative impact on our financial flexibility. The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.
MARKET FOR SECURITIES
Trading Price and Volume
The Corporation’s Common Shares, Series A Preferred Shares and Series B Preferred Shares are listed on the Toronto Stock Exchange (“TSX”). The Corporation’s Common Shares are also listed on the New York Stock Exchange.
The following table sets forth, for the calendar period indicated, the high and low intra day sale prices and the total trading volume.
TSX

	Common shares			Series A preferred shares			Series B preferred shares
	Price per share		Volume	Price per share		Volume	Price per share		Volume
	High	Low		High	Low		High	Low
Jan-06	7.05	6.00	18,958,528	25.00	24.50	1,660	19.00	17.75	5,928
Feb-06	6.43	5.47	24,643,896	25.00	25.00	400	19.00	17.55	3,600
Mar-06	8.44	5.96	32,007,846	25.50	25.02	1,160	20.50	17.51	44,375
Apr-06	8.76	7.60	26,955,320	25.50	25.18	600	20.50	19.75	42,400
May-06	8.39	6.79	13,195,197	25.00	24.50	1,700	20.50	20.00	5,095
Jun-06	7.50	6.24	16,875,462	25.00	25.00	400	20.30	19.85	46,275
Jul-06	8.10	6.72	12,003,126	25.00	25.00	125	20.40	19.75	10,850
Aug-06	8.01	6.79	39,523,649	25.75	25.00	1,020	21.00	20.00	33,500
Sep-06	7.11	6.35	17,703,416	27.00	27.00	310	23.39	21.25	8,650
Oct-06	7.49	6.48	16,966,380	28.00	25.81	900	23.00	21.65	35,925
Nov-06	8.70	6.90	21,932,168	25.85	25.35	1,500	23.70	22.00	69,600
Dec-06	9.95	8.00	33,728,534	25.00	25.00	560	23.80	22.25	22,010

ESCROWED SECURITIES
To our knowledge, the following summarizes the securities of the Corporation held in escrow as at January 31, 2007:
Escrowed Securities

Designation of Class	Number of Securities held in Escrow	% of Class
Common shares[1]	823,599	0.004%

[1]	Pursuant to our Executive Stock Option and Share Purchase Plan, common shares are held in escrow with the escrow agent (Computershare), for a maximum of ten years, as guarantee until the repayment of loans granted to the participants upon the exercise of rights, or before if the employee leaves Domtar.

DIRECTORS AND OFFICERS
Directors
As at February 21, 2007, the names, municipalities of residence, positions with the Corporation and principal occupations of the directors of the Corporation and the period during which each director has served as such are as follows:

		Served as Director of
		the Corporation
Name	Principal Occupation	since
Jack C. Bingleman Vero Beach, Florida, USA	President, Indian River Asset Management Inc.	2005

Raymond Chrétien Montreal, Quebec, Canada	Strategic Advisor, Fasken Martineau DuMoulin LLP	2004

Louis P. Gignac Montreal, Quebec, Canada	Corporate Director	1995

Claude R. Lamoureux Toronto, Ontario, Canada	President and Chief Executive Officer, Ontario Teachers’ Pension Plan	1992

Jacques Laurent Montreal, Quebec, Canada	Partner, Borden Ladner Gervais LLP	1996

Brian M. Levitt Montreal, Quebec, Canada	Chair of the Board of Directors of the Corporation; Co-Chair and Partner, Osler, Hoskin & Harcourt LLP	1997

Gilles Ouimet Ottawa, Ontario, Canada	Corporate Director	2004

Louise Roy Montreal, Quebec, Canada	Associate Fellow; Chair, Leadership for Tomorrow Forum - CIRANO	1997

Raymond Royer Montreal, Quebec, Canada	President and Chief Executive Officer of the Corporation	1996

Robert J. Steacy Toronto, Ontario, Canada	Corporate Director	2005

Gene R. Tyndall Miami, Florida, USA	Partner and Co-founder, Supply Chain Executive Advisors, LLC.	2005

The above-mentioned directors have held their principal occupation or held executive positions with the same firm or affiliated firms for the past five years, except as follows: Mr. Raymond Chrétien was, prior to 2004, Ambassador of Canada to France from 2000 to 2003; Mr. Louis P. Gignac was, prior to November 2006, President and CEO of Cambior Inc. Mr. Jacques Laurent was, prior to November 2003, Chair of the Board of Hydro-Québec; Mr. Gilles Ouimet was, prior to May 2004, Chair of the Board of Directors of Pratt & Whitney Canada, and prior to May 2002, President and CEO of the same company; Ms. Louise Roy was, prior to December 2002, Vice-President Marketing and Commercial Services and Representative in Canada of the International Air Transport Association (IATA); Mr. Robert J. Steacy was, prior to May 2005, Executive Vice-President and Chief Financial Officer of Torstar Corporation, and prior to May 2002, Vice-President of Finance of Torstar Corporation; Mr. Gene R. Tyndall was, prior to 2003, Executive Vice-President and Leader of Global Supply Chain Solutions with Ryder System Inc.
The table below indicates the committees of the Board of Directors, with their respective membership as at February 21, 2007:

AUDIT COMMITTEE	Robert J. Steacy – Chair Jack C. Bingleman Jacques Laurent Gilles Ouimet

HUMAN RESOURCES AND PENSION COMMITTEE	Louis P. Gignac – Chair Raymond Chrétien Claude R. Lamoureux Louise Roy Gene R. Tyndall

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	Claude R. Lamoureux – Chair Robert J. Steacy Jacques Laurent

ENVIRONMENT AND HEALTH AND SAFETY COMMITTEE	Gilles Ouimet – Chair Jack C. Bingleman Louis P. Gignac Louise Roy

Officers
The following table sets forth information concerning the non-director executive officers of the Corporation who, together with the President and Chief Executive Officer, Mr. Raymond Royer, form the Management Committee as at February 21, 2007:

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
     As at February 21, 2007, the directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 680,199 Common Shares, representing approximately 0.003% of the outstanding Common Shares of the Corporation.
TRANSFER AGENT AND REGISTRARS
For Common Shares and Series “A” and “B” Preferred Shares and Debentures:
Computershare Trust Company of Canada
Shareholder Services
1500 University Street
Suite 700
Montreal, QC, Canada H3A 3S8
Tel.: 1-866-245-4053
Also in Halifax, NS; Toronto, ON; Calgary, AB and Vancouver, BC
For Common Shares only:
The Bank of New York
101 Barclay Street, 8 West
New York, NY 10286
U.S.A.
Tel: 212-815-2923

INTERESTS OF EXPERTS
PricewaterhouseCoopers LLP are the external auditors of the Corporation who prepared the Auditor’s Report to the shareholders dated February 21, 2007, with respect to the consolidated annual financial statements of the Corporation for the year-ended December 31, 2006, consisting of consolidated balance sheets and consolidated statements of earnings, retained earnings and cash flows. As at February 21, 2007, PricewaterhouseCoopers LLP is objective with respect to the Corporation within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec.
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Domtar’s proxy circular for its most recent annual meeting of shareholders that involved the election of directors.
     Additional financial information is available in Domtar’s audited consolidated financial statements and Management’s Discussion & Analysis for the financial year ended December 31, 2006.
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
AUDIT COMMITTEE INFORMATION
Pursuant to Multilateral Instrument 52-110, and Form 52-110F1, the following disclosure is made:
a)	Audit Committee Charter
     The Audit Committee Charter may be found in Schedule A of this document.

b)	Composition of the Audit Committee

	Independent	Financially Literate
Jack C. Bingleman	Yes	Yes
Jacques Laurent	Yes	Yes
Gilles Ouimet	Yes	Yes
Robert J. Steacy, Chair	Yes	Yes
c)	Relevant Education and Experience

Jack C. Bingleman	As senior executive of large businesses such as Beaver Lumber, The Business Depot, and Staples International Inc. (Europe) for over 30 years, of which 15 years as President and CEO, Mr. Bingleman oversaw the preparation of business plans, long-range plans and budgets, and conducted, as a senior executive, annual, quarterly, monthly and weekly financial reviews. Over the years, he had chief financial officers, vice-presidents of finance, and controllers and auditors report directly to him. He has full understanding of internal controls and procedures for financial reporting. He has been a member of the Corporation’s Audit Committee since 2005.

Jacques Laurent	Studied accounting at the Graduate School of Business of Columbia University, and has been a member of audit committees of public corporations for the last 20 years. As Chairman of the Board of Hydro-Québec, he had the internal audit function report directly to him. As a business lawyer, he is involved in numerous transactions including financial aspects and internal controls and procedures. He earned the Institute of Corporate Directors’ ICD.D designation as a certified corporate Director in 2006. He is also audit committee chairman with one TSX listed company and audit committee member with another TSX listed company. He has been a member of the Corporation’s Audit Committee since 2000.

Gilles Ouimet	A graduate in Engineering Physics of the Royal Military College, Mr. Ouimet also obtained an MBA with specialization in finance and is also a fellow certified management accountant (FCMA). During his career that spans over 30 years, he occupied various senior finance and accounting positions such as CFO and Controller. As President and CEO of Pratt & Whitney Canada, he had the CFO reporting directly to him. He has been a member of the Corporation’s Audit Committee since April 2004.

Robert J. Steacy — Chair	Retired in 2005 from Torstar Corporation (a TSX listed company) where he held various senior financial executive positions since 1989, most recently as Executive Vice-President and Chief Financial Officer. Previously, Mr. Steacy was audit manager with Clarkson Gordon (now Ernst & Young). He obtained a Chartered Accountant Degree in 1976. He is also audit committee chairman with two TSX listed companies and audit committee member with a third company. He has been a member of the Corporation’s Audit Committee and Chair, since 2005.
d)	Pre-Approval Policy and Procedures
The Audit Committee has adopted since 2003 the Audit and Non-Audit Services Pre-Approval Policy, whereby the Audit Committee must approve audit and non-audit services provided by the Corporation’s external auditor, in order to ensure that such services do not impair the external auditor independence.
The Policy may be found on our website at: www.domtar.com
e)	External Auditor Service Fees:

	Years ended December 31,
(in thousands of Canadian dollars)	2006	2005
Audit Fees	2,419	1,640
Audit Related Fees	1,058	177
Tax Fees	—	—
All Other Fees	25	83

Total	3,502	1,900

OUTLOOK
Although Domtar benefited from higher operating rates and increasing selling prices for papers and pulp, the North American demand for uncoated freesheet dropped in 2006 when compared to 2005. Looking into 2007, Domtar does not anticipate any significant changes to these demand trends for fine papers in North America, and the Company will continue to adjust its production to meet customer demand.

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

Registrant:	Domtar Inc.

By:	/s / Razvan L. Theodoru Razvan L. Theodoru
Corporate Secretary

Date:	February 23, 2007

10733201