Form 40-F/A
DOMTAR INC /CANADA
filed 2007-03-22
CIK 819817

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
CT Corporation System, 111 Eighth Avenue, New York, N.Y. 10011, (212) 664-1666

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares — no par value	Name of each exchange on which registered New York Stock Exchange

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

Form 40-F/A
Domtar Inc.
March 21, 2007
TABLE OF CONTENTS
Management’s Discussion and Analysis
Audited Consolidated Financial Statements
Subsequent Event
Exhibits

1.1 2.1 3.1 3.2	Consent of Independent Auditors Certification of Chief Executive Officer and the Chief Financial Officer CEO 906 Certification CFO 906 Certification

Management’s
Discussion and Analysis
MONTREAL, QUEBEC, FEBRUARY 22, 2007
Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of Domtar’s operations. Throughout this MD&A, unless otherwise specified, “Domtar,” “we,” “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and “the Corporation” refers to Domtar Inc. and its consolidated subsidiaries, excluding its interest in joint ventures. Domtar’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles (GAAP). This MD&A should be read in conjunction with Domtar’s audited consolidated financial statements and notes thereto.
     In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, and the term “tonne” or the symbol “MT” refers to a metric ton. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, and the term “dollars” and the symbols “$” and “CAN$” refer to Canadian dollars. The term “U.S. dollars” and the symbol “US$” refer to United States dollars and the term “U.S.” refers to the United States.
FORWARD-LOOKING STATEMENTS
This MD&A may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “aim,” “target,” “plan,” “continue,” “estimate,” “project,” “may,” “will,” “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from historical results or those anticipated. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if any occurs, what effect they will have on Domtar’s results of operations or financial condition. These factors include, but are not limited to:
•	the effect of general economic conditions, particularly in Canada and the U.S.;

•	market demand for Domtar’s products, which may be tied to the relative strength of various Canadian and/or U.S. business segments;

•	product selling prices;

•	energy prices;

•	raw material prices;

•	chemical prices;

•	performance of Domtar’s manufacturing operations including unexpected maintenance requirements;

•	the ability to realize anticipated cost savings;

•	the ability to integrate acquired businesses into existing operations;

•	the level of competition from domestic and foreign producers;

•	the effect of forestry, land use, environmental and other governmental regulations, and changes in accounting regulations;

•	the effect of weather and the risk of loss from fires, floods, windstorms, hurricanes and other natural disasters;

•	transportation costs;

•	the loss of current customers or the inability to obtain new customers;

•	legal proceedings;

•	changes in asset valuations, including write downs of property, plant and equipment, inventory, accounts receivable or other assets for impairment or other reasons;

•	changes in currency exchange rates, particularly the relative value of the Canadian dollar to the U.S. dollar;

•	the effect of timing of retirements and changes in the market price of Domtar’s common stock on charges for stock-based compensation;

•	performance of pension fund investments and related derivatives; and

•	the other factors described under “Risks and Uncertainties.”
These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements, which speak only as of the date made, when evaluating the information presented in this document. Unless specifically required by law, Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances.
2006 OVERVIEW
Our 2006 results reflected a significant improvement when compared to 2005. We benefited from higher average selling prices for paper and pulp, higher shipments for all of our major products except for wood (excluding the impact of mills that were indefinitely and permanently closed) and overall lower costs partially resulting from the realization of savings stemming from restructuring initiatives throughout our business segments. Other factors that contributed to our strengthened financial position were the refund of softwood duties, amounting to $178 million plus interest of $22 million (total of $164 million net of a special charge by the Canadian Government of $36 million), the realization of a gain of $237 million (net of applicable taxes of $62 million) on the sale of our 50% interest in Norampac, the recognition of investment tax credits related to research and development expenditures from prior years and the settlement of a sales contract dispute resulting in a payment to us of $14 million. These factors were partially offset by the strengthening of the Canadian dollar and lower average selling prices and shipments for wood products due to the continuing difficult conditions prevailing in the wood sector.
     As at March 31, 2006, our Cornwall pulp and paper mill and Ottawa paper mill were permanently shut down, and as at June 30, 2006, our Vancouver paper mill and Grand-Remous and Malartic sawmills were also permanently shut down.
PROPOSED COMBINATION
In August 2006, we signed a definitive agreement to combine with Weyerhaeuser’s fine paper business and related assets. Under the terms of the transaction, Weyerhaeuser’s fine paper business, consisting of 10 primary pulp and paper mills (seven in the United States and three in Canada), converting, forming and warehousing facilities, sales offices, two sawmills and logging and forest management operations will be transferred into a newly formed company for stock and a cash payment of US$1.35 billion to be provided by the new company through borrowings under a temporary credit facility. Weyerhaeuser intends to distribute the shares of the new company to its shareholders through an exchange offer. Domtar will combine with the newly formed company to create “Domtar Corporation.” The combination is subject to approvals by: the shareholders of Domtar by a special resolution; appropriate regulatory and other authorities (all of which have been obtained); as well as customary closing conditions. The transaction will be submitted to our shareholders at a special meeting to be held on February 26, 2007 and is expected to close in March 2007. As a result of this transaction, Domtar will become an indirect subsidiary of the “Domtar Corporation,” a Delaware corporation.
DISCONTINUED OPERATIONS
Effective in the second quarter of 2006, as a result of the permanent closure of our Vancouver paper mill, the financial information pertaining to our Vancouver paper mill was no longer included in our Papers business but presented as a discontinued operation and as assets held for sale. Accordingly, the statement of consolidated earnings and consolidated cash flows for prior periods have been restated to reflect this presentation. Effective December 29, 2006, the financial information pertaining to Norampac is disclosed as a discontinued operation. Accordingly, the statement of consolidated earnings and consolidated cash flows for 2006 and prior periods have been restated to reflect this presentation. In accordance with GAAP, due to the fact that we continue to sell certain products formerly produced at the Cornwall and Ottawa paper mills, those operations remain in our continuing operations.

     On December 29, 2006, Domtar sold its packaging segment, which consisted of a 50% interest in Norampac, to Cascades Inc. for a total cash consideration of $560 million, resulting in a gain of $237 million (net of applicable taxes of $62 million). As a result of this transaction, Domtar reduced its net debt level by $560 million compared to its third quarter of 2006, improving its balance sheet and liquidity position.
     Norampac, our former joint venture in packaging, has 26 corrugated packaging plants strategically located across Canada and the United States. Norampac’s eight containerboard mills, having a combined annual capacity of approximately 1.45 million tons, directly or indirectly supplied essentially all the containerboard requirements of the corrugated packaging plants. In accordance with GAAP, we accounted for our 50% interest in Norampac, up to the date of the sale, using the proportionate consolidation method.
FINANCIAL RESULTS OF DISCONTINUED OPERATIONS

EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS	2006	2005
(In millions of Canadian dollars)

Gain on sale of Norampac (net of applicable taxes)	237	—
Net earnings of Norampac	37	3
Net loss of Vancouver paper mill	(9)	(81)

Earnings (loss) from discontinued operations	265	(78)

Our 50% interest in Norampac’s net earnings from January 1, 2006 to December 29, 2006 amounted to $274 million in 2006, including a gain of $237 million (net of applicable taxes) on the sale of our interest, compared to net earnings of $3 million in 2005. The $34 million increase in net earnings, excluding the $237 million net gain on the sale, was mainly due to higher average selling prices for containerboard and corrugated containers, partially offset by the negative impact of a stronger Canadian dollar and lower shipments for containerboard and corrugated containers.
     Net loss from our Vancouver paper mill amounted to $9 million in 2006, an improvement of $72 million compared to a net loss of $81 million in 2005. The improvement in the results was mainly attributable to the $89 million decrease in restructuring costs ($60 million net of applicable taxes) in 2006 compared to 2005 and the closure of the mill in June 2006.
     See also Note 4 to the 2006 audited consolidated financial statements.
OUR BUSINESS
Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants and Wood.
PAPERS
We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate four pulp and paper facilities in Canada (reflecting the permanent closures of the Cornwall pulp and paper mill and Ottawa paper mill in the first quarter of 2006 and the permanent closure of the Vancouver paper mill in the second quarter of 2006) and five in the United States, with an annual paper production capacity of approximately 2.3 million tons, complemented by strategically located warehouses and sales offices. Approximately 65% of our paper production capacity is located in the United States, and approximately 81% of our pulp and paper sales are made to customers in the United States. Uncoated and coated freesheet papers are used for business, commercial printing and publication, and technical and specialty applications. The chart below illustrates the principal paper products we produce and our annual paper production capacity.

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
     Our Papers business is our most important segment, representing 64% of consolidated sales in 2006, or 70% when including sales of Domtar paper through our own Paper Merchants business.
PAPER MERCHANTS
Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by Domtar and other manufacturers. These products include business and printing papers and certain industrial products. Domtar-owned paper merchants operate in the United States and Canada under a single banner and umbrella name, the Domtar Distribution Group, which is the fifth largest paper merchant organization in North America. Ris Paper operates throughout the Northeast, Mid-Atlantic and Midwest areas from 20 locations in the United States, including 16 distribution centers. The Canadian business operates as Buntin Reid in three locations in Ontario; JBR/La Maison du Papier in two locations in Quebec; and The Paper House from two locations in Atlantic Canada. Our Paper Merchants business represented 26% of consolidated sales in 2006, or 20% when excluding sales of Domtar paper.

WOOD
Our Wood business comprises the manufacturing, marketing and distribution of lumber and wood-based value-added products, and the management of forest resources. We operate eight sawmills (four in Quebec, following the permanent closure of the Grand-Remous and Malartic sawmills in the second quarter of 2006, and four in Ontario) and one remanufacturing facility (in Quebec), for an annual capacity of approximately 1.1 billion board feet of lumber. We also have an interest in two joint ventures and investments in two businesses, which all produce wood products. We seek to optimize 17 million acres of forestland directly licensed or owned by the Corporation in Canada and the United States through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 10% of consolidated sales in 2006. As at December 31, 2006, we have four sawmills and one remanufacturing facility in operation, for an annual capacity of approximately 460 million board feet of lumber.

SUMMARY OF FINANCIAL RESULTS

FINANCIAL HIGHLIGHTS Years ended December 31	2006		2005	2004
(In millions of Canadian dollars, unless otherwise noted)

Sales		3,989	4,247	4,403

Operating profit (loss) from continuing operations [1]		237	(349)	23
Excluding specified items[2]		139	23	111

Earnings (loss) from continuing operations		63	(310)	(63)
Excluding specified items[2]		(7)	(51)	(4)

Earnings (loss) from continuing operations per share (in dollars):
Basic		0.27	(1.36)	(0.28)

Net Earnings (loss)		328	(388)	(42)

Net earnings (loss) per share (in dollars):
Basic		1.42	(1.69)	(0.19)
Diluted		1.42	(1.69)	(0.19)

Operating profit (loss) from continuing operations, excluding specified items, per segment[2]:
Papers		140	(51)	21
Paper Merchants		13	16	21
Wood		(28)	51	56
Corporate		14	7	13

Total		139	23	111

Average exchange rates	CAN$	1.134	1.211	1.301
	US $	0.882	0.826	0.769

Dividends per share (declared) (in dollars):
Series A Preferred Shares		2.25	2.25	2.25
Series B Preferred Shares		1.02	0.78	0.73
Common shares		—	0.18	0.24

Total assets		4,955	5,192	5,681

Total long-term debt, including current portion		1,891	2,259	2,034

[1]	Operating profit (loss) from continuing operations is a non-GAAP measure that is determined by deducting cost of sales, selling, general and administrative expenses (SG&A), amortization expense and closure and restructuring costs from sales. We focus on operating profit (loss) from continuing operations as this measure enables us to compare our results between periods without regard to debt service or income taxes. As such, we believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our operating profit (loss) from continuing operations measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

[2]	See “Specified items affecting results and non-GAAP measures.”

SPECIFIED ITEMS AFFECTING RESULTS AND NON-GAAP MEASURES
Our operating results include specified items that, in our view, do not typify normal operating activities, thus affecting the comparability of our results from period to period. To measure our performance and that of our business segments from period to period without regard to variations caused by these specified items, we focus on certain measures excluding specified items. These financial measures excluding specified items are non-GAAP measures. We define specified items as items such as the impacts of impairment of assets, facility or machine closures, changes in income tax legislation, debt restructuring, unrealized mark-to-market gains or losses on hedging contracts not considered as hedges for accounting purposes, foreign exchange impact on long-term debt translation and other items that, in our view, do not typify normal operating activities.
     Our Operating profit (loss) from continuing operations is a non-GAAP financial measure that is presented as a line item sub total on the face of our GAAP statement of earnings. This non-GAAP measure is also used by management, as well as investors, to evaluate operations. Management believes that Operating profit (loss) from continuing operations, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.
     We believe that it is useful for investors and other users to be aware of the specified items that positively or adversely impacted our GAAP results, and that these non-GAAP measures provide investors and other users with a measure of performance to compare our results between periods without regard to these specified items.
     Management uses both GAAP and non-GAAP measures to evaluate results of operations and believes that investors and other readers should be aware of both measures in order to more meaningfully evaluate operations. Some of the key users of our financial information, including analysts and creditors, request that we make these measures publicly available.
     The use of Operating profit (loss) from continuing operations has certain material limitations because it excludes the recurring expenditures of financing expenses and income taxes. Financing expenses is a necessary component of our expenses because we borrow money to finance our working capital and capital expenditures. Income tax expense is also a necessary component of our expenses because we are required to pay cash income taxes. Management compensates for these limitations to the use of Operating profit (loss) from continuing operations by using it as only a supplementary measure of profitability.
     We believe that the impact of the key drivers of our business — i.e. price, volume and foreign exchange, on our results are more readily understandable when we separate out the identified specified items. The specified items are then separately identifiable and discussed in detail so that the impact of those items on our results may be understood. We believe this gives the reader an easy to follow format where specified items are brought to the forefront immediately allowing the reader to focus on these points separately.
     Measures excluding specified items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation. It is important for readers to understand that certain items may be presented in different lines on the financial statements thereby leading to different measures for different companies. We compensate for this limitation by clearly identifying all items included in or excluded from our non-GAAP measures and explaining the items removed or added back to the most comparable GAAP items. The following tables reconcile these measures excluding specified items to their closest GAAP financial measures.

SPECIFIED ITEMS Years ended December 31		2006		2005		2004
(In millions of Canadian dollars)
			OPERATING
	OPERATING	EARNINGS (LOSS)	PROFIT (LOSS)		OPERATING
	PROFIT FROM	FROM	FROM	LOSS FROM	PROFIT FROM	LOSS FROM
	CONTINUING	CONTINUING	CONTINUING	CONTINUING	CONTINUING	CONTINUING
	OPERATIONS	OPERATIONS	OPERATIONS	OPERATIONS	OPERATIONS	OPERATIONS

As per GAAP*	237	63	(349)	(310)	23	(63)

Specified items
Sales of property, plant and equipment (i)	(10)	(6)	(4)	(3)	(33)	(21)
Closure and restructuring costs (ii)	35	22	317	209	49	34
Unrealized mark-to-market gains or losses (iii)	4	3	(5)	(3)	3	5
Foreign exchange gains or losses on long-term debt (iv)	—	—	—	(3)	—	(5)
Income tax legislation changes (v)	—	(2)	—	7	—	—
Legal settlement (vi)	(7)	(7)	13	13	—	—
Refinancing costs (vii)	—	—	—	5	—	—
Write-down of investments (viii)	5	3	—	—	—	—
Insurance recoveries (ix)	(3)	(2)	(3)	(2)	—	—
Duties (x)	(147)	(98)	54	36	69	46
Transaction costs (xi)	25	17	—	—	—	—

	(98)	(70)	372	259	88	59

Excluding specified items	139	(7)	23	(51)	111	(4)

*	Except for operating profit (loss) from continuing operations, which is a non-GAAP measure.

SPECIFIED ITEMS Three months ended December 31		2006		2005		2004
(In millions of Canadian dollars)
	OPERATING	EARNINGS	OPERATING		OPERATING
	PROFIT FROM	(LOSS) FROM	(LOSS) FROM	LOSS FROM	PROFIT (LOSS) FROM	LOSS FROM
	CONTINUING	CONTINUING	CONTINUING	CONTINUING	CONTINUING	CONTINUING
	OPERATIONS	OPERATIONS	OPERATIONS	OPERATIONS	OPERATIONS	OPERATIONS

As per GAAP*	178	91	(366)	(271)	(23)	(36)
Specified items
Sales of property, plant and equipment (i)	(10)	(6)	—	—	(29)	(17)
Closure and restructuring costs (ii)	5	3	300	198	40	27
Unrealized mark-to-market gains or losses (iii)	3	2	—	—	3	2
Foreign exchange gains or losses on long-term debt (iv)	—	—	—	—	—	(3)
Income tax legislation changes (v)	—	—	—	7	—	—
Legal settlement (vi)	—	—	13	13	—	—
Write-down of investments (viii)	5	3	—	—	—	—
Insurance recoveries (ix)	(3)	(2)	—	—	—	—
Duties (x)	(164)	(110)	11	7	15	10
Transaction costs (xi)	25	17	—	—	—	—

	(139)	(93)	324	225	29	19

Excluding specified items	39	(2)	(42)	(46)	6	(17)

*	Except for operating profit (loss) from continuing operations, which is a non-GAAP measure.
(i)	Our results reflect gains on sales of property, plant and equipment. These gains are presented under “Net gains on disposals of property, plant and equipment” in the consolidated financial statements.

(ii)	Our results reflect closure and restructuring charges. These charges are presented under “Closure and restructuring costs” in the consolidated financial statements. See “Closure and restructuring costs” for further information.

(iii)	Our results include unrealized mark-to-market gains or losses on commodity swap contracts and foreign exchange contracts not considered as hedges for accounting purposes. Such gains or losses are presented under “Selling, general and administrative” expenses in the consolidated financial statements.

(iv)	Our results include foreign exchange gains or losses on the translation of a portion of our long-term debt. Such gains or losses are presented under “Financing expenses” in the consolidated financial statements.

(v)	Our results include charges related to modifications to the income tax legislation. These charges are presented under “Income tax expense (recovery)” in the consolidated financial statements.

(vi)	Our results include charges (revenues) related to a legal settlement. These charges (revenues) are presented under “Selling, general and administrative” expenses in the consolidated financial statements.

(vii)	Our results include refinancing expenses. These refinancing expenses are presented under “Financing expenses” in the consolidated financial statements.

(viii)	Our results include charges related to write downs of investments. These charges are presented under “Selling, general and administrative” expenses in the consolidated financial statements.

(ix)	Our results include insurance recoveries. These recoveries are presented under “Selling, general and administrative” expenses in the consolidated financial statements.

(x)	Our results include charges or revenues related to countervailing and antidumping duties. These revenues are presented under “Antidumping and countervailing duties refund” and charges are presented under “Cost of sales” in the consolidated financial statements.

(xi)	Our results include costs related to our pending transaction with Weyerhaeuser. These costs are presented under “Selling, general and administrative” expenses in the consolidated financial statements.
2006 VS 2005 ANNUAL OVERVIEW
SALES OF $4 BILLION
Sales in 2006 amounted to $3,989 million, a decrease of $258 million or 6% from sales of $4,247 million in 2005. This decrease was mainly attributable to the permanent closure of the Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006 and the indefinite shut down of the Lebel-sur-Quévillon pulp mill for the entire year of 2006, the negative impact of a 7% rise in the year over year average value of the Canadian dollar relative to the U.S. dollar (from $0.826 to $0.882) and lower average selling prices and shipments for wood products. These factors were partially offset by higher average selling prices for all of our major products except for wood, higher shipments for pulp and paper (excluding the impact of mills that were indefinitely and permanently closed) and the settlement in July 2006 of a sales contract dispute that resulted in a payment to us of $14 million.
OPERATING PROFIT FROM CONTINUING OPERATIONS OF $237 MILLION
Cost of sales decreased by $328 million or 9% in 2006 compared to 2005 mainly due to the permanent closure of the Cornwall and Ottawa paper mills, effective at the end of the first quarter of 2006 and the indefinite shut down of the Lebel-sur-Quévillon pulp mill. Other factors causing a decrease in cost of sales included the positive impact of a stronger Canadian dollar on our U.S. dollar denominated expenses, lower production and shipments for wood products, lower cash deposits for countervailing and antidumping duties due to the decrease in duties rate and prices, the cessation of duties collected by the U.S as of October 12, 2006, higher investment tax credits related to research and development expenditures from prior years, lower costs for purchased wood fiber and chemicals, as well as the realization of savings stemming from restructuring activities. These factors were partially offset by higher shipments for pulp and paper, and higher energy and freight costs (excluding the impact of mills that were indefinitely and permanently closed).
     Selling, general and administrative (SG&A) expenses decreased by $13 million or 6% in 2006 compared to 2005. SG&A in 2006 included transaction costs of $25 million relating to our pending transaction with Weyerhaeuser’s fine paper business, unrealized mark-to-market losses on financial instruments of $4 million and revenue of $7 million related to a legal settlement, while SG&A in 2005 included unrealized mark-to-market gains of $5 million, a charge of $13 million related to a legal settlement with regards to an investigation by the Canadian Competition Bureau and insurance recoveries of $3 million. When excluding these items, SG&A decreased by $30 million or 13% compared to 2005. This decrease was mainly attributable to the realization of savings stemming from restructuring activities and the Ontario government’s retroactive reduction in Crown stumpage fees related to 2005 and 2006, partially offset by higher pension expenses.
     Operating profit from continuing operations in 2006 amounted to $237 million compared to an operating loss from continuing operations of $349 million in 2005. Excluding specified items, operating profit from continuing operations totaled $139 million in 2006 compared to an operating profit from continuing operations of $23 million in 2005. The $116 million increase in operating profit from continuing operations excluding specified items was largely attributable to higher average selling prices for all of our major products except for wood, higher shipments for pulp and paper (excluding the impact of mills that were indefinitely and permanently closed), higher investment tax credits related to research and development expenditures from prior years, the settlement of a sales contract dispute, as well as the realization of savings stemming from restructuring activities. These factors were partially offset by the negative impact of a stronger Canadian dollar (including the effect of our hedging program), lower average selling prices and shipments for wood products and higher energy and freight costs (excluding the impact of mills and sawmills that were permanently or indefinitely closed).

VARIANCE ANALYSIS - 2006 VS 2005
(In millions of Canadian dollars)

2005 operating profit from continuing operations, excluding specified items	23
Selling prices	142
Foreign exchange (net of hedging programs)	(70)
Shipments and mix	1
Other costs, including savings from mill closures	43

2006 operating profit from continuing operations, excluding specified items	139

SPECIFIC COST REDUCTION INITIATIVES
Since 2004, the Corporation has made an ongoing commitment to adjust production to meet its customers’ needs, as well as maintain operational flexibility and a competitive manufacturing base. These efforts have mainly impacted our Papers and Wood segments and have resulted in workforce reductions throughout the organization.
     In 2004, we announced several initiatives aimed at achieving a run-rate of $100 million in annual cost reductions by the end of 2005. As at December 31, 2005, we had achieved our goal to deliver $100 million of annualized savings stemming from these initiatives.
     In November 2005, still faced with a number of economic conditions that adversely impacted our business, such as higher energy prices and the rapid rise of the Canadian dollar, we announced a series of additional targeted measures aimed at returning the Corporation to profitability. The measures included the following initiatives:
•	The permanent closure of our Cornwall pulp and paper mill, effective at the end of the first quarter of 2006, which eliminated approximately 910 permanent positions (including the 390 positions already affected by the indefinite shut down of the pulp mill, paper machine and sheeter announced in late 2004). This resulted in the permanent curtailment of 265,000 tons of uncoated and coated printing grades, as well as 145,000 tonnes of pulp (including 85,000 tons of paper and 145,000 tonnes of pulp impacted by the indefinite shut down announced in late 2004);

•	The permanent closure of our Ottawa mill, effective at the end of the first quarter of 2006, which eliminated approximately 185 permanent positions and resulted in the permanent curtailment of 65,000 tons of paper;

•	The permanent closure of our Vancouver coated paper mill, effective at the end of the second quarter of 2006, which eliminated approximately 285 permanent positions and resulted in the permanent curtailment of 120,000 tons of coated paper;

•	The permanent closure of our Grand-Remous and Malartic sawmills, effective in the second quarter of 2006, which eliminated approximately 200 permanent positions;

•	Further measures to reduce costs, as follows:
o	Reducing SG&A expenses by permanently eliminating approximately 100 corporate and divisional permanent positions, as well as other SG&A expenses;

o	Implementing further cost reductions at the mill level by eliminating approximately 200 operational positions;

o	Consolidating North American administrative offices in Montreal and Cincinnati.
As at December 31, 2006, we had implemented all the announced measures.

CLOSURE AND RESTRUCTURING COSTS
Closure and restructuring costs for the fourth quarter of 2006 compared to the fourth quarter of 2005, as well as for the year 2006 compared to 2005, were as follows:

	Three months ended			Years ended
		December 31		December 31
	2006	2005	2006	2005
(In millions of Canadian dollars)

Costs, net of reversals of provisions, related to the permanent closures of our Cornwall, and Ottawa paper mills (severance, termination, environment and pension costs, as well as $201 million for write-down of property, plant and equipment in 2005)	2	264	8	270
Costs related to the permanent closure of two sawmills at Malartic and Grand-Remous (severance, termination, environment and pension costs, as well as $23 million for the write-down of property, plant and equipment in 2005)	—	30	1	30
Costs related to specific cost reduction initiatives (severance, termination, training and outplacement costs and other)	3	6	26	17

Total closure and restructuring costs	5	300	35	317

NET EARNINGS OF $328 MILLION
Net earnings amounted to $328 million ($1.42 per common share) in 2006 compared to a net loss of $388 million ($1.69 per common share) in 2005. Excluding specified items, loss from continuing operations amounted to $7 million in 2006 compared to a loss from continuing operations of $51 million in 2005. This $44 million improvement was mainly attributable to the factors mentioned above.
LIQUIDITY AND CAPITAL
Cash flows provided from operating activities of continuing operations in 2006 amounted to $222 million compared to cash flows used for operating activities of continuing operations of $41 million in 2005. Net additions to property, plant and equipment amounted to $91 million in 2006 compared to $129 million in 2005. We posted positive free cash flow1 of $131 million in 2006 compared to negative free cash flow of $170 million in 2005. This $301 million improvement mainly reflects the refund of duties collected by the U.S Government since 2002 as well as improved profitability, partially offset by working capital requirements due to the decrease in receivables securitized in the amount of $140 million (US$120 million).
     Our total long-term debt decreased by $368 million, due to the disposal of our 50% interest in Norampac and the corresponding deconsolidation of its non-recourse debt, the debt repayments made on our revolving credit facility resulting from the duties refund and better cash flow from operations. Our net debt-to-total capitalization ratio2 as at December 31, 2006 stood at 40.2% compared to 57.7% as at December 31, 2005.
Q4 2006 VS Q4 2005 QUARTERLY OVERVIEW
SALES OF $939 MILLION
Sales in the fourth quarter of 2006 amounted to $939 million, a decrease of $51 million or 5% from sales of $990 million in the fourth quarter of 2005. This decrease was attributable to the permanent closures of the Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006, the indefinite shut down of the Lebel-sur-Quévillon pulp mill, lower average selling prices and shipments for wood products and the negative impact of a 3% rise in the quarter over quarter average value of the Canadian dollar relative to the U.S. dollar (from $0.852 to $0.878). These factors were partially offset by higher average selling prices for all of our major products except wood, and higher shipments for pulp.

[1]	See “Free Cash Flow” table and definition in the “Liquidity & Capital Resources” section.

[2]	See “Net debt-to-total capitalization ratio” table and definition in the “Liquidity & Capital Resources” section.

OPERATING PROFIT FROM CONTINUING OPERATIONS OF $178 MILLION
Cost of sales decreased by $113 million or 13% in the fourth quarter of 2006 compared to the fourth quarter of 2005. This decrease was mainly attributable to the permanent closures of the Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006, the indefinite shut down of the Lebel-sur-Quévillon pulp mill, lower cash deposits for countervailing and antidumping duties due to the cessation of duties collected by the U.S. as of October 12, 2006, lower costs for purchased wood fiber, chemicals, energy and freight, lower shipments of wood products, the positive impact of a stronger Canadian dollar on our U.S. dollar denominated operating expenses and the realization of savings stemming from restructuring activities. These factors were partially offset by higher shipments for pulp.
     SG&A expenses increased by $1 million or 1% in the fourth quarter of 2006 compared to the fourth quarter of 2005. SG&A in the fourth quarter of 2006 included transaction costs of $25 million relating to our pending transaction with Weyerhaeuser’s fine paper business and unrealized mark-to-market losses on financial instruments of $3 million, while SG&A in the fourth quarter of 2005 included a charge of $13 million for a legal settlement with regards to an investigation by the Canadian Competition Bureau. Excluding these items, SG&A decreased by $14 million or 24% in the fourth quarter of 2006 compared to 2005. This decrease was mainly attributable to the realization of savings stemming from restructuring activities.
     Operating profit from continuing operations in the fourth quarter of 2006 amounted to $178 million, or $39 million when excluding specified items, compared to an operating loss from continuing operations of $366 million, or $42 million when excluding specified items, for the fourth quarter of 2005. The $81 million improvement in operating profit from continuing operations excluding specified items was principally attributable to higher average selling prices for all of our major products except for wood, lower costs for purchased wood fiber, chemicals, energy and freight, higher shipments for pulp and the realization of savings stemming from restructuring activities. These factors were partially offset by the negative impact of a stronger Canadian dollar (including the effect of our hedging program) and lower average selling prices and shipments for wood products.
NET EARNINGS OF $323 MILLION
Net earnings amounted to $323 million ($1.40 per common share) in the fourth quarter of 2006 compared to a net loss of $348 million ($1.51 per common share) in the fourth quarter of 2005. Excluding specified items, loss from continuing operations amounted to $2 million in the fourth quarter of 2006 compared to a loss from continuing operations of $46 million in the fourth quarter of 2005. This $44 million improvement was mainly attributable to the factors mentioned above.

PAPERS

SELECTED INFORMATION Years ended December 31	2006	2005
(In millions of Canadian dollars, unless otherwise noted)

Sales
Total sales	2,796	2,900
Intersegment sales to Paper Merchants	(269)	(273)

	2,527	2,627

Operating profit (loss) from continuing operations	121	(329)
Sales of property, plant and equipment[1]	(10)	(4)
Closure and restructuring costs[1]	34	287
Unrealized mark-to-market gains or losses [1]	1	(5)
Legal settlement [1]	(6)	—

Operating profit (loss) from continuing operations, excluding specified items	140	(51)

Shipments
Paper (in thousands of ST)	2,273	2,432
Pulp (in thousands of ADMT)	631	574

Paper shipments by product offering (%):
Copy and offset grades	61	56
Uncoated commercial printing & publication and premium imaging grades	14	19
Coated commercial printing & publication grades	7	9
Technical and specialty grades	18	16

Total	100	100

Benchmark prices[2]:
Copy 20 lb sheets (US$/ton)	902	822
Offset 50 lb rolls (US$/ton)	823	726
Coated publication, no. 3, 60 lb rolls (US$/ton)	924	902
Pulp NBSK — U.S. market (US$/ADMT)	722	647
Pulp NBHK — Japan market[3] (US$/ADMT)	592	526

[1]	See “Specified items affecting results and non-GAAP measures.”

[2]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.

[3]	Based on Pulp and Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.
SALES AND OPERATING PROFIT FROM CONTINUING OPERATIONS
Sales in our Papers business amounted to $2,527 million in 2006, a decrease of $100 million or 4% from sales of $2,627 million in 2005. This decrease in sales was mainly attributable to the closure of the Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006, the indefinite shut down of Lebel-sur-Quévillon pulp mill and the negative impact of a 7% rise in the year-over-year average value of the Canadian dollar. These factors were partially offset by higher average selling prices of pulp and paper, the settlement of a sales contract dispute that resulted in a payment to us of $14 million and higher shipments of pulp and paper (excluding the impact of mills that were indefinitely and permanently closed).

     Operating profit from continuing operations in our Papers business totaled $121 million in 2006 (or $140 million when excluding specified items) compared to an operating loss from continuing operations of $329 million (or $51 million when excluding specified items) in 2005. Excluding specified items, the $191 million improvement in operating profit from continuing operations is largely the result of higher average selling prices for paper and pulp, the realization of savings stemming from restructuring activities, the settlement of a sales contract dispute resulting in a payment to Domtar of $14 million, higher shipments of pulp and paper (excluding the impact of mills that were indefinitely and permanently closed), as well as recognition of investment tax credits related to research and development expenditures from prior years. These factors were partially offset by the negative impact of a stronger Canadian dollar and higher costs for purchased fiber, chemicals and energy as well as freight.
PRICING ENVIRONMENT
In our Papers business, our average transaction prices, denominated in U.S. dollars, increased in 2006 compared to 2005. Within our Canadian operations, although the rise of the Canadian dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices, overall our average transaction prices denominated in Canadian dollars increased in 2006 compared to 2005.
     Our average transaction prices, denominated in U.S. dollars, for our basket of copy and offset grades, increased on average by approximately 11% in 2006 compared to 2005. Within this basket, our average transaction prices for copy 20 lb sheets and offset 50 lb rolls, which represented approximately 35% of our paper sales in 2006, were higher on average by US$97/ton and US$100/ton, respectively, in 2006 compared to 2005.
     Our average transaction prices for Northern Bleached Softwood Kraft (NBSK) pulp increased by US$38/tonne and our average transaction prices for Northern Bleached Hardwood Kraft (NBHK) pulp increased by US$45/tonne in 2006 compared to 2005.
OPERATIONS
Shipments
Our paper shipments to capacity ratio was 96.0% in 2006 compared to 94.2% in 2005, largely as a result of reduced capacity following the mill closures.
     Our pulp shipments increased by 57,000 tons in 2006 compared to 2005 despite the indefinite shut down of the Lebel-sur-Quévillon pulp mill in November 2005. This increase in trade shipments resulted from less internal use and more trade sales as a result of the permanent mill closures mentioned above.
Labor
A collective agreement expired in April 2004 for our Lebel-sur-Quévillon pulp mill (affecting approximately 350 employees). Negotiations have ceased as the mill is closed for an indefinite period.
     In July 2006, a 5 year agreement, expiring April 30, 2010, was reached and ratified with the union at the Windsor mill (affecting approximately 760 employees).
Restructuring
In November 2005, we announced the permanent shut down of our Cornwall pulp and paper mill as well as our Ottawa paper mill, which became effective at the end of the first quarter of 2006. As a result, the book value of these mills was reduced to their net recoverable value. We also announced our intention to seek a buyer for our Vancouver paper mill. Our Vancouver paper mill was permanently closed as at the end of the second quarter of 2006. In July 2006, we reached an agreement to sell our Vancouver paper mill property for a total consideration of approximately $24 million, which represents its approximate net recoverable value. This agreement is subject to a number of closing conditions and should be completed in the first half of 2007. In September 2006, we sold our facility and land in Cornwall, for proceeds of $4 million and a corresponding gain of $1 million ($1 million net of income taxes). These closures resulted in a reduction of our production capacity of 145,000 tonnes of pulp and 450,000 tons of paper per annum and impacted approximately 1,380 positions.
Other
In November 2005, we announced the indefinite shut down of the Lebel-sur-Quévillon pulp mill due to unfavorable economic conditions. As of December 31, 2006, economic factors such as increasing wood fiber supply costs, energy and transportation costs, the strengthening of the Canadian dollar and labor costs that are not competitive, did not allow us to reopen the pulp mill and operate profitably. As a result, the Lebel-sur-Quévillon pulp mill was indefinitely idled rather than permanently shut down. By the end of May 2006, we had to meet our obligations under

Quebec law with respect to temporary lay-offs exceeding six months. These obligations resulted in severance payments of approximately $7 million.
     In July 2006, we settled a sales contract dispute that mutually resolved our differences, resulting in a payment to Domtar of approximately $14 million (US$12 million) that was received in July 2006.
     In October 2006, we sold a parcel of timberlands for proceeds of $11 million (US$10 million) and a corresponding gain of $10 million (US$9 million).
     During the second quarter of 2005, we sold our facility and land in Senneville, Quebec, for proceeds of $6 million and a corresponding gain of $4 million.

PAPER MERCHANTS

SELECTED INFORMATION Years ended December 31	2006	2005
(In millions of Canadian dollars)

Sales	1,051	1,047

Operating profit from continuing operations	13	3
Legal settlement[1]	—	13

Operating profit from continuing operations, excluding specified items	13	16

[1]	See “Specified items affecting results and non-GAAP measures.”
SALES AND OPERATING PROFIT FROM CONTINUING OPERATIONS
Our Paper Merchants business generated sales of $1,051 million in 2006, an increase of $4 million compared to 2005. This increase was attributable to higher average selling prices and higher shipments partially offset by the negative impact of a stronger Canadian dollar.
     Operating profit from continuing operations amounted to $13 million in 2006 compared to $3 million in 2005. In 2005, the operating profit from continuing operations included a charge of $13 million related to a legal settlement with regards to an investigation by the Canadian Competition Bureau relating to the sales of carbonless sheet paper in Ontario and Quebec during a one-year period spanning part of 1999 and 2000. When excluding specified items, our operating profit from continuing operations amounted to $13 million (reflecting an operating margin of 1.2%) in 2006 compared to $16 million (reflecting an operating margin of 1.5%) in 2005. The $3 million decrease in operating profit from continuing operations excluding specified items was primarily due to a one time bad debt expense and the negative impact of a stronger Canadian dollar, partially offset by higher shipments.

WOOD

SELECTED INFORMATION Years ended December 31	2006	2005
(In millions of Canadian dollars, unless otherwise noted)

Sales
Lumber sales	375	521
Wood chips and other sales	86	176

Sub-total	461	697
Intersegment sales	(50)	(124)

	411	573

Operating profit (loss) from continuing operations	117	(33)
Closure and restructuring costs [1]	1	30
Legal settlement [1]	(1)	—
Insurance recoveries[1]	(3)	—
Write-down of investments[1]	5	—
Duties[1]	(147)	54

Operating profit (loss) from continuing operations, excluding specified items	(28)	51

Shipments (millions of FBM)	916	1,107

Shipments by product offering (%):
Random lengths	38	33
Studs	32	35
Value-added	26	27
Industrial	4	5

Total	100	100

Benchmark prices[2]:
Lumber G.L. 2x4x8 stud (US$/MFBM)	344	418
Lumber G.L. 2x4 R/L no. 1 & no. 2 (US$/MFBM)	368	420

[1]	See “Specified items affecting results and non-GAAP measures.”

[2]	Source: Random Lengths. As such, these prices do not necessarily reflect our transaction prices.
SALES AND OPERATING PROFIT FROM CONTINUING OPERATIONS
Sales in our Wood business amounted to $411 million in 2006, a decrease of $162 million or 28% compared to sales of $573 million in 2005. This decrease was largely attributable to lower average selling prices and lower shipments, mainly as a result of the permanent shut down of two sawmills and the indefinite shut down of the Lebel-sur-Quévillon pulp mill in addition to four other sawmills, as well as the negative impact of a stronger Canadian dollar and the slowdown in the U.S. housing industry.
     Operating profit from continuing operations in our Wood business totaled $117 million in 2006 (or a loss from continuing operations of $28 million when excluding specified items) compared to an operating loss from continuing operations of $33 million (or a profit from continuing operations of $51 million when excluding specified items) in 2005. Excluding specified items, the $79 million change in operating profit from continuing operations was mainly attributable to lower average selling prices and shipments for lumber and chips as well as the negative impact of a stronger Canadian dollar. These factors were partially mitigated by the realization of savings stemming from restructuring activities, lower freight and energy costs, mostly due to the indefinite closure of sawmills, and the $7 million refund received in the second quarter of 2006 as a result of the Ontario government’s retroactive reduction in Crown stumpage fees related to 2005 and 2006.
     Cash deposits of $17 million were made on our softwood lumber exports to the U.S. in 2006 compared to $54 million in 2005. Since May 22, 2002, cash deposits for countervailing and antidumping duties were made and expensed by Domtar. On April 27, 2006, the Canadian and U.S. Governments signed a term sheet which addressed the refund of duty deposits and set out a framework for the management of Canadian softwood lumber exports to the U.S. for a seven-year period. Specific implications of the Agreement included the immediate revocation by the U.S. of the antidumping and countervailing duties orders, with retroactive effect to May 2002; the cessation of countervailing and antidumping duties collections by the U.S.; the termination of ongoing administrative reviews by the U.S.; the prohibition of any new antidumping or countervailing duties investigations in respect of softwood lumber from Canada for the duration of the Agreement and the immediate imposition by the Government of Canada of the export tax regime depending on the option selected by the region. As a result, Domtar received a refund for duties collected by the U.S. Government since 2002 and interest, amounting to $178 million plus interest of $22 million, during the fourth quarter of 2006. This refund was subject to a special charge of approximately 18% by the Canadian Government. As at December 31, 2006, Domtar recorded a provision of $36 million relating to this special charge, which was paid in January 2007.
PRICING ENVIRONMENT
Our average transaction price for Great Lakes 2x4 stud decreased by US$74/MFBM and our average transaction price for Great Lakes 2x4 random length decreased by US$52/MFBM in 2006 compared to 2005.
OPERATIONS
In January 2007, due to the difficult market conditions that have prevailed in the wood sector in recent months, including the slowdown in the U.S. housing market and the new softwood lumber agreement, we announced the indefinite closure of our White River sawmill expected to be effective in the second quarter of 2007. The closure will impact approximately 140 permanent positions.
     In November 2005, due to reduced softwood fiber allocations, which have increased fiber costs in Quebec, we announced the permanent closures of our Grand-Remous and Malartic sawmills, which became effective in the second quarter of 2006. As a result, the book value of these sawmills was reduced to their net recoverable value. These closures impacted approximately 200 permanent positions. Subject to government approval, the wood fiber allocation for Grand-Remous and Malartic will be transferred to Domtar’s other Quebec sawmills. This will ensure more efficient operations by going to three shifts and will offer the possibility for approximately 80 employees from the closed sawmills to obtain new positions created by an additional shift. We are currently working with a partner, in collaboration with the Quebec government, on a value-added project to use the Grand-Remous and Malartic infrastructures. In June 2006, we signed an agreement in principle with TechCana related to the sale of certain assets located at those sawmills. This agreement was originally scheduled for completion in the third quarter of 2006 and has been subsequently delayed to the second quarter of 2007. This transaction is subject to the satisfaction of a number of customary closing conditions.
     In November 2005, the decision to temporarily shut down our Lebel-sur-Quévillon pulp mill due to unfavorable economic conditions caused us to indefinitely idle our adjacent sawmill. The Lebel-sur-Quévillon sawmill restarted temporarily in the second quarter of 2006 in order to process its roundwood inventory and shut down indefinitely again on October 11, 2006. Additionally, on October 11, 2006, we announced the indefinite closures of three other sawmills (two in Abitibi, Quebec, and one in Ontario). The closures, which occurred in October 2006, are primarily due to the pressure of higher timber costs and lower demand for both lumber and wood chips. These closures impacted approximately 360 permanent positions and reduced production capacity by approximately 400 million board feet of lumber.
     In early 2005, we announced, in conjunction with Tembec Inc. (Tembec), the restructuring of our northeastern Ontario sawmill operations, resulting in the permanent closure of our Chapleau sawmill as of March 6, 2005. This measure impacted 67 permanent positions. This initiative arose from a review of our northeastern Ontario sawmill operations in light of prevailing challenging conditions. This initiative allowed us to add a third shift at our Elk Lake sawmill in April 2005 to process additional fiber resulting from the Chapleau closure and the resulting fiber swap with Tembec.
     Throughout 2005, certain of our operations were negatively impacted by several events and market conditions. In early March 2005, a fire destroyed our planer at Elk Lake causing dressing activities to be transferred primarily to our Chapleau mill facility until the planer was rebuilt and put into operation in November 2005. Additionally, a forest fire in May 2005 negatively impacted our operations and resulted in a loss of 25,000 cubic meters of cut wood and 30,000 acres of forest. Higher wood fiber costs in Quebec and a reduction in harvest volumes further affected our productivity.
     We will continue examining opportunities to further improve the profitability of our Wood business through additional cost reductions and strategic initiatives.
Fiber supply
The Province of Quebec adopted new legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and Cree First Nations. As a

result, the amount of fiber we were permitted to harvest annually, under our existing licenses from the Quebec government, was reduced by approximately 500,000 cubic meters to approximately 2.0 million cubic meters, reflecting a 21% reduction. Recently, the Chief forester of Quebec has proposed a further reduction of 70,000 cubic meters, or 3%, in the total softwood annual allowable cut of forests managed by Domtar. This would significantly affect the supply of fiber for our Northern Quebec softwood sawmills and market pulp operations. Resulting from the closure in November 2005 of our pulp mill at Lebel-sur-Quévillon due to unfavorable economic conditions and no alternative markets for chips produced by our sawmills, as well as the reduced allowable wood harvesting volume, our Northern Quebec softwood sawmills, including Val d’Or, Matagami and Lebel-sur-Quévillon, were closed for an indefinite period of time. These sawmills closures represent a combined annual capacity of approximately 400 million board feet of lumber.
     We are currently working on finding solutions such as obtaining alternate sources of fiber. The reduction in harvest volume has a corresponding increase in the unit cost of wood delivered to the sawmills. If we are unable to maintain an adequate supply of fiber to mitigate the significant cost increase and wood delivery cost, our Northern Quebec softwood sawmills and market pulp operations may not reopen and may result in permanent closures or impairment of assets.
FINANCING EXPENSES AND
INCOME TAXES
FINANCING EXPENSES
In 2006, financing expenses amounted to $150 million compared to $144 million in 2005. In 2005, our financing expenses included $7 million relating to early redemption expenses arising from the refinancing of a portion of our long-term debt and $5 million relating to a foreign exchange gain on the translation of a portion of our long term debt. Excluding those two items, the $8 million increase in financing expenses was largely due to higher interest rates, which impacted interest expense related to our revolving credit as well as our securitization program, partially offset by the positive impact of a stronger Canadian dollar on our U.S. dollar interest expense.
INCOME TAXES
In 2006, our income tax expense totaled $24 million compared to an income tax recovery of $183 million in 2005. This variation is primarily due to the realization of earnings in 2006 compared to losses in 2005. To a lesser extent, this variation results from a combination of other factors, including a tax recovery adjustment of $2 million due to a decrease in statutory enacted income tax rates, $10 million following the income tax reassessment of prior years by tax authorities, the mix and level of earnings subject to different tax jurisdictions and differences in tax rates applicable to our foreign subsidiaries.

BALANCE SHEET
Since Domtar sold its 50% interest in Norampac in December 2006, the 2006 balance sheet does not contain information pertaining to Norampac, whereas the 2005 balance sheet does. In order to achieve comparability, we provided below some of the 2005 balance sheet items excluding information pertaining to our 50% interest in Norampac.

			2005
BALANCE SHEET ITEMS	2006	2005	exluding Norampac
(In millions of Canadian dollars)

Receivables	305	294	198
Inventories	575	715	646
Property, plant and equipment	3,044	3,634	3,254
Assets held for sales	24	—	—
Goodwill	6	92	6
Other Assets	275	309	292
Trade and other payables	533	651	569
Long-term debt (including the portion due within one year)	1,891	2,259	2,053
Future income taxes	285	292	216
Other liabilities and deferred credits	223	331	299
Accumulated foreign currency translation adjustments	(202)	(205)	(200)
     Our total consolidated assets were $4,955 million as at December 31, 2006 compared to $5,192 million, including Norampac, as at December 31, 2005. The following is a comparison of 2006 versus 2005 excluding Norampac. Receivables amounted to $305 million as at December 31, 2006, an increase of $107 million when compared to $198 million as at December 31, 2005. This increase is mostly due to reduced securitized receivables in the amount of $140 million and higher average selling prices, partially offset by mill closures. Inventories as at December 31, 2006 totaled $575 million, a decrease of $71 million when compared to $646 million as at December 31, 2005. This decrease is mostly attributable to lower levels of raw materials (wood inventory) due to the impact of mill closures. Property, plant and equipment as at December 31, 2006 amounted to $3,044 million compared to $3,254 million as at December 31, 2005. This $210 million decrease was mainly attributable to a greater level of amortization expense compared to capital expenditures. Other assets stood at $275 million as at December 31, 2006 compared to $292 million as at December 31, 2005. This $17 million decrease was attributable to, among other things, impairment of an investment in the wood segment and mark-to-market losses of our pulp swap financial instruments, partially offset by higher funding of our pension assets compared to pension expense.
     Trade and other payables stood at $533 million as at December 31, 2006, a decrease of $36 million compared to $569 million as at December 31, 2005. This decrease is mainly attributable to the timing of payments and expenses in December 2006 versus December 2005, as well as mill closures. Long-term debt (including the portion due within one year) stood at $1,891 million as at December 31, 2006, a decrease of $162 million compared to $2,053 million as at December 31, 2005. This decrease is mainly due to debt repayments made on our revolving credit facility. Future income taxes stood at $285 million as at December 31, 2006, a $69 million increase compared to $216 million as at December 31, 2005. This increase is due to the utilization of prior years’ losses to reduce the taxable income in 2006. Accumulated foreign currency translation adjustments were negative $202 million as at December 31, 2006 compared to negative $200 million as at December 31, 2005. This variation reflects the net impact of a stronger Canadian dollar on the net assets of our self-sustaining U.S. subsidiaries, or $1 million, net of the impact of a stronger Canadian dollar on the long-term debt designated as a hedge of the above-mentioned net assets, or $1 million, and its corresponding income tax effect of $1 million.

LIQUIDITY AND
CAPITAL RESOURCES

FREE CASH FLOW Years ended December 31	2006	2005	2004
(In millions of Canadian dollars)

Cash flows provided from operating activities of continuing operations before changes in working capital and other items	389	141	207
Changes in working capital and other items	(167)	(182)	(121)

Cash flows provided from (used for) operating activities of continuing operations	222	(41)	86
Net additions to property, plant and equipment	(91)	(129)	(126)

Free cash flow[1]	131	(170)	(40)

[1]	Free cash flow is a non-GAAP measure that we define as the amount by which cash flows provided from operating activities of continuing operations, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP (additions to property, plant and equipment net of proceeds from disposals of property, plant and equipment). We use free cash flow in evaluating our ability and that of our business segments to service our debt and pay dividends to our shareholders and, as such, believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our free cash flow measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
Our principal cash requirements are for working capital, capital expenditures, as well as principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through new financings, subject to satisfactory market conditions and / or credit ratings.
OPERATING ACTIVITIES
Cash flows provided from operating activities of continuing operations totaled $222 million in 2006 compared to cash flows used for operating activities of continuing operations of $41 million in 2005. This $263 million improvement in cash flows generated from continuing operations mainly reflects an increase in profitability, due in large part to the duties refund, as well as decreased requirements for working capital. Change in working capital for 2006 includes an increase in receivables due to a reduction of off balance sheet securitization in the amount of $140 million (US$120 million). Our operating cash flow requirements are primarily for salaries and benefits, the purchase of wood fiber, energy and raw materials and other expenses such as property taxes.
INVESTING ACTIVITIES
Cash flows provided from investing activities of continuing operations totaled $471 million in 2006 compared to cash flows used for investing activities of continuing operations of $132 million in 2005. The $603 million improvement in cash flows provided from investing activities of continuing operations was mainly attributable to the sale of our 50% interest in Norampac for which we received a cash consideration of $560 million and to a lesser extent, fewer additions to property, plant and equipment. We intend to limit our annual capital expenditures to below 75% of amortization. Capital expenditures required to maintain existing operations are approximately $90 million annually.
     Free cash flow in 2006 was $131 million compared to negative $170 million in 2005. This improvement mainly reflects an increase in profitability offset by working capital requirements.
FINANCING ACTIVITIES
In 2006, cash flows used for financing activities of continuing operations amounted to $115 million compared to cash flows provided from financing activities of continuing operations of $188 million in 2005. This $303 million increase in cash flows used for financing activities of continuing operations is largely attributable to a repayment on our revolving credit facility resulting from better cash flow from operations, which included the refund for duties collected by the U.S. Government, lower borrowings and reduced dividend payments.

On October 27, 2005, as part of its plan to improve its free cash flow availability, Domtar announced that it was suspending its $0.24 per common share dividend. This decision resulted in annual cash savings of approximately $55 million, based on the $0.24 per common share dividend Domtar had been paying at the time of the suspension.

NET DEBT-TO-TOTAL CAPITALIZATION RATIO[1] As at December 31	2006	2005	2004
(In millions of Canadian dollars, unless otherwise noted)

Bank indebtedness	62	21	22
Long-term debt (including portion due within one year)	1,891	2,259	2,034
Cash and cash equivalents	(649)	(83)	(52)

Net debt	1,304	2,197	2,004
Shareholders’ equity	1,941	1,609	2,046

Total capitalization	3,245	3,806	4,050

Net debt-to-total capitalization (%)	40.2%	57.7%	49.5%

[1]	Net debt-to-total capitalization ratio is a non-GAAP measure. We track this ratio on a regular basis in order to assess our debt position. We therefore believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Net debt-to-total capitalization ratio has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
As at December 31, 2006, our net debt-to-total capitalization ratio was 40.2% compared to 57.7% as at December 31, 2005. Net indebtedness was $1,304 million as at December 31, 2006 compared to $2,197 million, including Norampac, as at December 31, 2005. The $893 million decrease in net indebtedness was largely due to an increase in cash and cash equivalents resulting from the proceeds on sale of our 50% interest in Norampac, the corresponding deconsolidation of our 50% interest in Norampac and corresponding non-recourse debt as well as repayment on our revolving credit facilities resulting from the refund of duties.
     On March 3, 2005, Domtar entered into a new five-year unsecured revolving credit facility of US$700 million. This amount was reduced to US$600 million pursuant to an amendment to this facility in November 2005. This new facility replaced the prior credit facility, which consisted of a US$500 million unsecured revolving credit facility and a US$70 million unsecured term loan that was scheduled to mature in July 2006.
     Borrowings under this new unsecured revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or U.S. dollar LIBOR rate, each with an added spread that varies with our credit rating, or on the Canadian or U.S. prime rate. This credit facility also requires commitment fees that vary with our credit rating.
     In connection with the November 2005 amendment, Domtar made certain changes to its credit facility, which matures in 2010, in order to improve financial flexibility. This amendment contained certain financial covenants which require Domtar, on a rolling four quarter basis, to maintain (a) a minimum EBITDA2 to interest ratio of 1.5 : 1.0 by the end of 2006, increasing to 1.75 : 1.0 in 2007 and 2.5 : 1.0 at the beginning of 2008, excluding from the calculation most of the charges related to our restructuring plans, and (b) a minimum EBITDA2 of $225 million in 2006, increasing to $325 million in 2007, as calculated in accordance with our credit facility which exclude from the calculation most of the charges related to our restructuring plans. There is no minimum EBITDA2 requirement after 2007. Domtar, on a quarterly basis, is required not to exceed a maximum debt-to-total capitalization ratio of 60%, excluding from the calculation most of the impact of the restructuring plans. The amendment also included a reduction in the size of the facility from US$700 million to US$600 million, and provided for guarantees by Domtar’s subsidiaries.
     As at December 31, 2006, this credit facility had no drawings, US$16 million ($18 million) of letters of credit outstanding and no amounts drawn in the form of bank overdraft and included in “Bank indebtedness,” resulting in US$584 million ($681 million) of availability for future drawings under this facility. As of December 31, 2005, we had drawings of US$137 million ($160 million), US$18 million ($21 million) letters of credit outstanding, and US$13 million ($15 million) drawn in the form of bank overdraft and included in “Bank indebtedness.”
     As at December 31, 2006, we had a provision of $4 million related to these letters of credit ($4 million as at December 31, 2005).
     In addition, as at December 31, 2006, separate letters of credit of $3 million were outstanding. No provisions relating to these letters of credit were recorded.
     Our borrowing agreements contain restrictive covenants. See the discussion above for covenants related to our unsecured bank credit facility. The indentures related to the 10% and 10.85% debentures limit the amount of dividends that may be paid and the amount of shares that may be repurchased for cancellation. These indentures also require that no new long-term debt be incurred, unless total long-term debt is less than 50% of consolidated net tangible assets, but do not restrict the incurrence of new long- term debt related to the purchase of property or the replacement

[2]	EBITDA as defined in the credit agreement.

of existing long-term debt or the issuance of short-term debt. All our borrowing agreements contain restrictions on the amount of secured borrowings we can incur with other lenders.

CREDIT RATINGS
RATING AGENCY	SECURITY	RATING
Dominion Bond Rating Service	Unsecured Notes and Debentures	BB (low)
	Preferred Shares	P5 (high)
Moody’s Investors Services	Unsecured Notes and Debentures	B2
Standard & Poor’s	Unsecured Notes and Debentures	B+
The above ratings represent a risk assessment of our public unsecured debt securities. The rating by Dominion Bond Rating Service (DBRS) is the fifth best rating in terms of quality within ten rating gradations, with the “low” indicating a ranking in the lower end of this rating category. The rating by Moody’s Investors Services (Moody’s) is the sixth best rating in terms of quality within nine rating gradations, with the numerical modifier 2 indicating a ranking in the middle end of this rating category. The rating by Standard & Poor’s (S&P) is the sixth best rating in terms of quality within ten rating gradations, with the “plus” indicating a ranking at the higher end of this category.
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
Common shares
In 2006, common shares amounting to $4 million were issued, net of expenses, pursuant to our stock option and share purchase plans compared to $7 million in 2005.
     As at January 31, 2007, we had 231,605,809 common shares, 67,476 Series A Preferred Shares and 1,230,000 Series B Preferred Shares issued and outstanding.
     As at January 31, 2007, we had 4,321,757 common share purchase options issued and outstanding under the Executive stock option and share purchase plan.
OFF BALANCE SHEET ARRANGEMENTS
In the normal course of business, we finance certain of our activities off balance sheet through leases and securitizations.
LEASES
On an ongoing basis, we enter into operating leases for property, plant and equipment. Minimum future rental payments under these operating leases, determined as at December 31, 2006, amounted to $87 million.
SECURITIZATIONS
The Corporation sells its trade receivables through a securitization program which expires in February 2009. The Corporation uses securitization of its receivables as a source of financing by reducing its working capital requirements. This securitization consists of the sale of receivables, or the sale of senior beneficial interest in them, to special purpose trusts managed by financial institutions for multiple sellers of receivables. The agreement normally allows the daily sale of new receivables to replace those that have been collected. It also limits the cash that can be received from the sale of the senior beneficial interest. Such sales of receivables are contingent upon annual renewals and retaining specified credit ratings. The subordinate interest retained by the Corporation is included in “Receivables” and will be collected only after the senior beneficial interest has been settled. The book value of the retained subordinated interests approximates fair value.
     As at December 31, 2006 and December 31, 2005, the senior beneficial interest in receivables held by third parties amounted to $23 million and $163 million, respectively. The Corporation expects to continue selling receivables on an ongoing basis, given the attractive discount rates.

Should this program be discontinued either by management’s decision or due to termination of the program by the provider, the Corporation’s working capital and bank debt requirements would increase.
GUARANTEES
INDEMNIFICATIONS
In the normal course of business, the Corporation offers indemnifications relating to the sale of its businesses and real estate. In general, these indemnifications may relate to claims from past business operations, the failure to abide by covenants and the breach of representations and warranties included in the sales agreements. Typically, such representations and warranties relate to taxation, environmental, product and employee matters. The terms of these indemnification agreements are generally for an unlimited period of time. As at December 31, 2006, the Corporation is unable to estimate the potential maximum liabilities for these types of indemnification guarantees as the amounts are contingent upon the outcome of future events, the nature and likelihood of which cannot be reasonably estimated at this time. Accordingly, no provisions have been recorded. These indemnifications have not yielded significant expenses in the past.
PENSION PLANS
We have indemnified and held harmless the trustees of Domtar’s pension funds, and the respective officers, directors, employees and agents of such trustees, from any and all costs and expenses arising out of the performance of their obligations under the relevant trust agreements, including in respect of their reliance on authorized instructions of Domtar or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements. As at December 31, 2006, we had not recorded a liability associated with these indemnifications, as we do not expect to make any payments pertaining to these indemnifications.
E.B. EDDY ACQUISITION
On July 31, 1998, the Corporation acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of the Corporation in specified circumstances, the Corporation may have had to pay up to a maximum of $120 million, an amount which is gradually declining over a 25-year period. As at December 31, 2006, the maximum amount of the purchase price adjustment was $110 million. No provision was recorded for this potential purchase price adjustment.
DEBT AGREEMENTS
Certain debt agreements require the Corporation to indemnify the parties in the event of changes in elements such as withholding tax regulations. As the nature and scope of such indemnifications are contingent on future events, none of which can be foreseen as at December 31, 2006, and the structure of such transactions makes these events unlikely, no provisions have been recorded in the consolidated financial statements.

CONTRACTUAL OBLIGATIONS
AND COMMERCIAL COMMITMENTS
In the normal course of business, we enter into certain contractual obligations and commercial commitments. The following tables provide our obligations and commitments as at December 31, 2006:

CONTRACTUAL OBLIGATIONS
CONTRACT TYPE	2007	2008	2009	2010	2011	THEREAFTER	TOTAL
(In millions of Canadian dollars)
Debentures and notes	—	—	—	—	781	1,095	1,876
Other	2	—	3	—	—	10	15

Long-term debt	2	—	3	—	781	1,105	1,891
Operating leases	20	17	13	11	9	17	87

Total obligations	22	17	16	11	790	1,122	1,978

COMMERCIAL OBLIGATIONS
COMMITMENT TYPE	2007	2008	2009	2010	2011	THEREAFTER	TOTAL
(In millions of Canadian dollars)
Letters of credit	18	—	—	—	—	—	18
Other commercial commitments*	85	34	25	9	7	6	166

Total commitments	103	34	25	9	7	6	184

*	includes commitments to purchase roundwood, wood, chips, gas, electricity and certain chemicals.
For 2007 and the foreseeable future, we expect cash flows from operations and from our various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

SELECTED QUARTERLY FINANCIAL INFORMATION
Selected quarterly financial information for the eight most recently completed quarters ending December 31, 2006 is disclosed below.

SELECTED QUARTERLY						2005					2006
FINANCIAL INFORMATION		1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year
(In millions of Canadian dollars, unless otherwise noted)

Sales		1,078	1,097	1,082	990	4,247	1,039	998	1,013	939	3,989

Operating profit (loss) from continuing operations		25	26	(34)	(366)	(349)	(17)	10	66	178	237
Excluding specified items [1]		42	41	(18)	(42)	23	(16)	38	78	39	139

Earnings (loss) from continuing operations		5	—	(44)	(271)	(310)	(28)	(22)	22	91	63
Excluding specified items [1]		14	11	(30)	(46)	(51)	(30)	(5)	30	(2)	(7)

Earnings (loss) from continuing operations per share (in dollars):
Basic		0.02	—	(0.20)	(1.18)	(1.36)	(0.12)	(0.10)	0.09	0.39	0.27

Net earnings (loss)		10	2	(52)	(348)	(388)	(24)	(9)	38	323	328

Net earnings (loss) per share (in dollars):
Basic		0.04	0.01	(0.23)	(1.51)	(1.69)	(0.10)	(0.04)	0.16	1.40	1.42
Diluted		0.04	0.01	(0.23)	(1.51)	(1.69)	(0.10)	(0.04)	0.16	1.40	1.42

Trade shipments
Papers (in thousands of ST)		616	597	642	577	2,432	633	572	556	512	2,273
Market pulp (in thousands of ADST)		132	141	160	141	574	135	154	172	170	631
Lumber (in millions of FBM)		280	304	264	259	1,107	256	270	231	159	916

Benchmark prices [2]
Papers
Copy 20 lb sheets	(US$/ST)	817	850	817	803	822	820	890	950	947	902
Offset 50 ln rolls	(US$/ST)	733	753	713	703	726	765	840	850	838	823
Coated publication, no. 3, 60 lb rolls	(US$/ST)	870	920	913	903	902	900	910	955	932	924
Pulp NBSK — U.S. market	(US$/ADMT)	670	653	625	638	647	653	707	757	770	722
Pulp NBHK — Japan market [3]	(US$/ADMT)	497	538	535	535	526	542	572	618	637	592
Wood
Lumber G.L. 2x4x8 studs	(US$/MFBM)	462	432	397	379	418	391	371	313	302	344
Lumber G.L. 2x4 R/L, no.1 & no.2	(US$/MFBM)	462	429	398	392	420	409	386	351	327	368

Average exchange rates	CAN$	1.227	1.244	1.202	1.173	1.211	1.155	1.122	1.121	1.139	1.134
	US$	0.815	0.804	0.832	0.852	0.826	0.866	0.891	0.892	0.878	0.882

[1]	See “Specified items affecting results and non-GAAP measures.”

[2]	Source: Pulp & Paper Week and Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

[3]	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.
     The first quarter of 2005 reflected an improvement over the fourth quarter of 2004. Selling prices for pulp and lumber remained strong, while selling prices for papers declined marginally. Demand for our paper and wood products also remained strong. However, the indefinite closure of our pulp mill in Cornwall and the wood shortage problems experienced at our Ashdown pulp mill resulted in lower pulp shipments. Overall lower costs, partially resulting from the realization of savings stemming from restructuring initiatives throughout our business segments and productivity gains in our Wood business, further improved results in the first quarter of 2005. The second quarter of 2005 mirrored the first quarter of the year and average selling prices for paper and pulp increased. Volumes of pulp and wood products were higher although paper shipments decreased. Meanwhile, our results continued to be negatively affected by the strengthening of the Canadian dollar and high costs for purchased chemicals, wood, energy and freight. These were partially offset by the realization of savings stemming from restructuring initiatives. Results for the third quarter of 2005, however, showed a marked deterioration. Despite higher shipments for paper and pulp, average selling prices were lower for most of our major products and shipments for wood products were lower as well. In addition, our results continued to be negatively affected by the persistent strengthening of the Canadian dollar, as well as by higher costs for purchased energy and freight. These were partially offset by the realization of savings stemming from restructuring initiatives. Results for the fourth quarter of 2005 continued to deteriorate. Shipments for products in the fourth quarter of 2005 were lower than in the third quarter, mainly due to seasonally weaker demand. In addition, pulp shipments were affected by the temporary closure of the Lebel-sur-Quévillon pulp mill in late November 2005. We also continued to be negatively affected by the strengthening of the Canadian dollar, lower average selling prices for our paper and wood products, and higher costs for purchased energy and freight.
     The first quarter of 2006 reflected an improvement in all of our businesses over the fourth quarter of 2005. Our results benefited from higher average selling prices for the majority of our products and higher shipments for paper. Nonetheless, our results continued to be negatively affected by the strengthening of the Canadian dollar and high costs, especially for freight and energy. In light of this difficult context, we continued to carry out our announced closure and restructuring initiatives, with the definite closures of our Cornwall and Ottawa mills effective at the end of the first quarter of 2006. Results for the second quarter of 2006 continued to improve for the majority of our businesses when compared to the first quarter of 2006. Although our earnings were negatively impacted by lower shipment for pulp and paper, lower average selling price for lumber and the continued strengthening of the Canadian dollar, we benefited from higher average selling prices for pulp and paper, and the realization of savings stemming from our restructuring initiatives. As of September 30, 2006, our Cornwall pulp and paper mill, Ottawa paper mill, Vancouver paper mill and Grand-Remous and Malartic sawmills were permanently shut down. Results for the third quarter of 2006 reflected an improvement in all of our businesses over the second quarter, except for Wood. Our results benefited from higher average selling prices for the majority of our products, except for Wood, higher shipments for pulp and higher investment tax credits related to research and development expenditures from prior years. In July 2006, we settled a sales contract dispute, resulting in a payment to us of $14 million. Overall lower costs, partially resulting from the realization of savings stemming from restructuring initiatives throughout our business segments further improved results in the third quarter of 2006. Results from continuing operations for the fourth quarter of 2006 reflected an improvement over the preceding quarter, due to the receipt of a $178 million refund plus interest of $22 million relating to lumber duties (net of special charge of $36 million), the gain on the sale of timberlands that amounted to $10 million ($6 million net of taxes), higher selling prices for pulp and paper and lower freight and energy costs. These were partially offset by lower shipments for all of our major products, lower average selling prices for lumber, higher costs for purchased wood fibers and chemicals, offset by the weakening of the Canadian dollar. The wood sector continued to face difficult industry conditions including higher timber costs and lower demand for both lumber and wood chips. In addition, in the fourth quarter of 2006, we sold our 50% interest in Norampac for a total cash consideration of $560 million, resulting in a gain of $237 million (net of applicable taxes) which is classified, as per GAAP, as discontinued operations.
2005 COMPARED TO 2004
Sales in 2005 amounted to $4,247 million, a decrease of $156 million or 4% from sales of $4,403 million in 2004. This decrease was mainly attributable to the negative impact of a 7% rise in the year-over-year average value of the Canadian dollar relative to the U.S. dollar (from $0.769 to $0.826) and, to a lesser extent, to lower shipments for pulp and paper. These factors were partially offset by higher average selling prices for all of our major products and higher shipments for wood products.
     Cost of sales decreased by $78 million or 2% in 2005 compared to 2004. This decrease was mainly attributable to the positive impact of a stronger Canadian dollar on our U.S. dollar denominated expenses, lower shipments for pulp and paper, the realization of savings stemming from restructuring activities and lower duties on our softwood lumber exports to the U.S. These factors were partially offset by higher costs for purchased wood fiber, chemicals, energy and freight, and higher shipments for wood.
     SG&A expenses decreased by $14 million or 6% in 2005 compared to 2004. SG&A in 2005 included unrealized mark-to-market losses on financial instruments of $5 million, a charge of $13 million related to a legal settlement with regards to an investigation by the Canadian Competition Bureau and insurance recoveries of $3 million, while SG&A in 2004 included unrealized mark-to-market gains of $3 million. When excluding these specified items, SG&A decreased by $27 million or 11% compared to 2004. This decrease was mainly attributable to the realization of savings stemming from restructuring activities.
     Operating loss from continuing operations in 2005 amounted to $349 million compared to an operating profit from continuing operations of $23 million in 2004. Excluding specified items, operating profit from continuing operations totaled $23 million in 2005 compared to an operating profit from continuing operations of $111 million in 2004. The $88 million decrease in operating profit from continuing operations excluding specified items was largely attributable to the $121 million negative impact of a stronger Canadian dollar (net of the positive effect of our hedging program), higher costs for purchased wood fiber, chemicals, energy and freight, and lower shipments for pulp and paper. These factors were partially offset by higher average selling prices for all of our major products, the realization of savings stemming from restructuring activities and higher shipments for wood products.
     Net loss amounted to $388 million ($1.69 per common share) in 2005 compared to a net loss of $42 million ($0.19 per common share) in 2004. Excluding specified items, loss from continuing operations amounted to $51 million in 2005 compared to a loss from continuing operations of $4 million in 2004. The $47 million increase in loss from continuing operations, excluding specified items, was mainly attributable to the factors mentioned above, partially offset by a higher income tax recovery.
     Cash flows used for operating activities of continuing operations in 2005 amounted to $41 million compared to cash flows provided from operating activities of continuing operations of $86 million in 2004. Net additions to property, plant and equipment amounted to $129 million in 2005 compared to $126 million in 2004. We posted negative free cash flow1 of $170 million in 2005 compared to negative free cash flow of $40 million in 2004. This $130 million deterioration mainly reflects a decline in profitability, as well as increased requirements for working capital.
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
ACCOUNTING CHANGE
STOCK-BASED COMPENSATION FOR EMPLOYEES ELIGIBLE TO RETIRE BEFORE THE VESTING DATE
In July 2006, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“CICA”) issued EIC 162, “Stock-based Compensation for Employees Eligible to Retire before the Vesting Date.” EIC-162 clarifies the accounting for compensation costs relating to stock-based awards granted to employees. EIC 162 requires that: i) compensation costs attributable to stock-based awards granted to employees who are eligible to retire on the grant date be recognized on the grant date; and ii) compensation cost attributable to stock-based awards granted to employees who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date of retirement eligibility. This abstract is to be applied retroactively, with restatement of prior periods, and is effective for the year ended December 31, 2006. The adoption of this guideline had no significant impact on the consolidated financial statements under Canadian GAAP.
IMPACT OF ACCOUNTING PRONOUNCEMENTS
NOT YET IMPLEMENTED
ACCOUNTING CHANGES
On July 1, 2006, the Accounting Standards Board (“AcSB”) issued a replacement of Handbook Section 1506 “ Accounting Changes.” The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period effects of changes in accounting policies, estimates and errors on the financial statements. The standard is effective for fiscal years beginning on or after January 1, 2007, with earlier adoption encouraged. Domtar does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

[1]	See “Free Cash Flow” table and definition in the “Liquidity & Capital Resources” section.

[2]	See “Net debt-to-total capitalization ratio” table and definition in the “Liquidity & Capital Resources” section.

FINANCIAL INSTRUMENTS
In April 2005, the CICA issued three new Handbook Sections related to financial instruments: Section 3855 “Financial Instruments — Recognition and Measurement,” Section 3865 “Hedges” and Section 1530 “Comprehensive Income.” These Sections apply to fiscal years beginning on or after October 1, 2006.
Financial Instruments — Recognition and Measurement
Section 3855 expands on Handbook Section 3860 “Financial Instruments — Disclosure and Presentation,” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. Under this new Section:
-	All financial assets and liabilities will be carried at fair value in the consolidated balance sheet, except loans and receivables, investments held-to-maturity and non-trading financial liabilities, which will be carried at amortized cost.

-	Realized and unrealized gains and losses on trading financial assets and liabilities will be recognized immediately in the consolidated statement of income.

-	Unrealized gains and losses on financial assets that are available for sale will be recognized in other comprehensive income until their realization, after which these amounts will be recognized in the consolidated statement of income.

-	All derivatives financial instruments will be carried at fair value in the consolidated balance sheet, including those derivatives that are embedded in other contracts but are not closely related to the host contract.

-	Gains and losses on instruments designated as cash flow hedges are recognized in other comprehensive income, except for the ineffective portion of the hedges which will be recognized in net income.
Hedges
Section 3865 provides alternative accounting treatments to those found in Section 3855 for entities who choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG-13 “Hedging Relationships,” and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Under this new statement:
-	In a fair value hedge, hedging derivatives are carried at fair value, with changes in fair value recognized in the consolidated statement of income. The changes in the fair value of the hedged item attributable to the hedged risk will also be recorded in consolidated income by way of a corresponding adjustment of the carrying amount of the hedged items recognized in the consolidated balance sheet.

-	In a cash flow hedge, the changes in fair value of derivative financial instruments will be recorded in other comprehensive income. These amounts will be reclassified in the consolidated statement of income in the periods in which results are affected by the cash flows of the hedged item.

-	Hedges of net investments in self-sustaining foreign operations are treated in a manner similar to cash flow hedges.

-	Any hedge ineffectiveness will be recorded in the consolidated statement of income.
Comprehensive income
Section 1530 introduces a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements.
Domtar is currently completing its evaluation of the impact that these accounting pronouncements will have on its first quarter 2007 financial statements. Domtar expects the more significant impacts of applying these new Sections to relate to:
-	the requirement to present a new statement entitled “Comprehensive income,”

-	the recognition of the fair value of cash flow hedges on the balance sheet with the offset to other comprehensive income,

-	the reclassification of foreign currency translation adjustments from Accumulated foreign currency translation adjustments to Other comprehensive income,

-	the reclassification of the deferred gains on the early settlement of interest rate swap contracts from Other liabilities and deferred credits to Long-term debt,

-	the reclassification of unamortized debt issue costs and long-term debt discounts from Other asset to Long-term debt.

As such, as at January 1, 2007, Domtar expects Other assets to decrease by approximately $26 million, Future income tax asset to increase by approximately $2 million, Other long-term liabilities and deferred credits to decrease by $5 million, Long-term debt to decrease by $14 million, Accumulated foreign currency translation adjustments to be nil and Accumulated other comprehensive income (loss) to be a loss of $207 million.
Financial instrument — Disclosures and Presentation
In April 2005, the AcSB issued Handbook Section 3861 “Financial instruments — Disclosure and presentation.” This section establishes standards for presentation of financial instruments and non-financial derivatives and identifies information that should be disclosed about them. This section applies to fiscal years beginning on or after October 1, 2006. In December 2006, the AcSB issued Handbook Section 3862 “Financial instruments — Disclosures” and Handbook Section 3863 “Financial instruments — Presentation.” These standards revise Section 3861. Under these new sections, entities will be required to disclose information that enables users to evaluate the significance of a financial instrument to an entity’s financial position and performance. These sections apply to fiscal years beginning on or after October 1, 2007. Domtar does not expect the initial adoption of these standards to have a material impact on its consolidated financial position and results of operations.
CAPITAL DISCLOSURE
In December 2006, the AsCB issued Handbook Section 1535 “Capital Disclosures,” which establishes guidelines for the disclosure of information regarding an entity’s capital and how it is managed. This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Domtar does not expect the initial adoption of this standard to have a material impact on its consolidated financial position and results of operations.
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
     We recognize asset retirement obligations at fair value in the period in which we incur a legal obligation associated with the retirement of an asset. Our asset retirement obligations are principally linked to landfill capping obligations, asbestos removal obligations and demolition of certain abandoned buildings. Conditional asset retirement obligations are recognized, at fair value, when the fair value of the liability can be reasonably estimated. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.
     The estimate of fair value is based on the results of the expected future cash flow approach, in which multiple cash flow scenarios that reflect a range of possible outcomes are considered. We have established cash flow scenarios for each individual asset retirement obligation. Probabilities are applied to each of the cash flow scenarios to arrive at an expected future cash flow. There is no supplemental risk adjustment made to the expected cash flows. The expected cash flows for each of the asset retirement obligations are discounted using the credit adjusted risk-free interest rate for the corresponding period until the settlement date. The rates used vary, based on the prevailing rate at the moment of recognition of the liability and on its settlement period. The rates used vary between 4.50% and 9.40%.

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
     In addition, the pulp and paper industry in the United States is subject to Boiler Maximum Achievable Control Technology (M.A.C.T) Rules that further regulate air emissions. We believe we comply with all present regulations and we anticipate spending approximately $4 million over the next year to meet such requirements.
     As at December 31, 2006, anticipated undiscounted payments in each of the next five years are as follows:

	2007	2008	2009	2010	2011	THEREAFTER	TOTAL

(In millions of Canadian dollars)
Environmental provision and other asset retirement obligations	12	10	7	3	6	16	54
Boiler M.A.C.T Rules	4	—	—	—	—	—	4

	16	10	7	3	6	16	58

     In 2006, our operating expenses for environmental matters totaled $60 million and we capitalized an additional $9 million for environmental projects mainly related to the improvement of air emissions, effluent treatment and remedial actions taken to address environmental compliance. In 2007, we expect to capitalize approximately $4 million for environmental projects, including Boiler M.A.C.T Rules obligations. We are unable to estimate the total amount of capital expenditures (other than Boiler M.A.C.T Rules obligations) that may be required beyond 2007 for environmental compliance. However, we do not expect any additional required expenditure to have a material adverse effect on our financial position, earnings or cash flows.
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
     On a regular basis, we review the estimated useful lives of our property, plant and equipment. Assessing the reasonableness of the estimated useful lives of property, plant and equipment requires judgment and is based on currently available information. Changes in circumstances such as technological advances, changes to our business strategy, changes to our capital strategy or changes in regulation can result in the actual useful lives differing from our estimates. Revisions to the estimated useful lives of property, plant and equipment constitute a change in accounting estimate and are dealt with prospectively by amending amortization rates. A change in the remaining estimated useful life of a group of assets, or their estimated net salvage value, will affect the amortization rate used to amortize the group of assets and thus affect amortization expense as reported in our results of operations. A change of one year in the composite estimated useful life of our fixed asset base would impact annual depreciation expense by approximately $15 million.
     In 2006, we recorded total amortization expense of $284 million compared to $329 million in 2005 (or $554 million when including specified items pertaining to write-downs in the value of property, plant and equipment as a result of closures). As at December 31, 2006, we had property, plant and equipment with a net book value of $3,044 million ($3,634 million in 2005).

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
     During the fourth quarter of 2006, we conducted Step I of the impairment tests on most of our Canadian Pulp and Paper manufacturing facilities and the Wood segment.
     Estimates of future cash flows used to test the recoverability of a long-lived asset included key assumptions related to trend prices, the 10 to 15 years forecasted exchange rate for the U.S. dollar and the estimated useful life of the long-lived assets.
     The trend prices were based on an analysis of external price trends, including Resource Information Systems, Inc. (RISI), as well as normalized pulp, paper and wood pricing over a business cycle at the mills subjected to the impairment tests.
     The forecasted Canadian-U.S. foreign exchange rate assumptions were based on independent market information, as well as analysis of historical data, trends and cycles. Management expects the 10 to 15 years average rate to be approximately CAN$1.00 = US$0.75.
     Domtar concluded that the recognition of an impairment loss for the business units analyzed was not required.
     Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is reasonably possible that changes in future conditions may lead management to use different key assumptions, which could require a material change in the net carrying amount of the assets tested for impairment. The total net carrying amount of these assets was $873 million as at December 31, 2006.
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
PENSION AND OTHER EMPLOYEE FUTURE BENEFIT PLANS
Domtar contributes to several defined contribution, multi-employer and 401(k) plans. The pension expense under these plans is equal to Domtar’s contribution. The 2006 pension expense was $15 million ($17 million in 2005) ($4 million related to discontinued operations ($4 million in 2005)).
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
     In 2006, pursuant to the decision in November 2005 to close the Cornwall and Ottawa paper mills, the Corporation declared a partial wind-up of the non-unionized and unionized plans related to the Ontario participants in the plan.
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

     An expected rate of return on plan assets of 6.2% was considered appropriate by our management for the determination of 2006 pension expense. Effective January 1, 2007, Domtar will use 6.3% as the expected return on plan assets, which reflects the current view of long-term investment returns.
     The expected return on plan assets assumption for Domtar is based on an analysis of the target asset allocation and expected return by asset class. This rate is adjusted for an equity risk premium and by 0.5% to take into consideration the active investment management of the plan assets.
     We set our discount rate assumption annually to reflect the rates available on high-quality, fixed income debt instruments, with a duration that is expected to match the timing and amount of expected benefit payments. High-quality debt instruments are corporate bonds with a rating of AA or better. The discount rates as at December 31, 2006 for pension plans were estimated at 5.2% for the accrued benefit obligation and 5.1% for the net periodic benefit cost for 2006 and other employee future benefit plans were estimated at 5.2% for the accrued benefit obligation and 5.2% for the net periodic benefit cost for 2006.
     The rate of compensation increase is another significant assumption in the actuarial model for pension (set at 2.7% for the accrued benefit obligation and 2.7% for the net periodic benefit cost) and for other employee future benefits (set at 2.9% for the accrued benefit obligation and 3.3% for the net periodic benefit cost) and is determined based upon our long-term plans for such increases.
     For measurement purposes, 6.0% weighted-average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2007. The rate was assumed to decrease gradually to 3.7% by 2012 and remain at that level thereafter.
     The net periodic benefit cost for defined benefit plans as at December 31, 2006, increased by $1.8 million, related to the impact of the negotiated collective agreement between Domtar Inc. and the syndicat des travailleurs des pâtes et papiers de Windsor Inc. (CSN), and increased by $3.9 million related to the impact of the workforce reduction and restructuring plan announced in November 2005 and in the Fall 2006.
     The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the accrued pension benefit obligation, the accrued other employee future benefit obligation and related net periodic benefit cost for 2006. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.
SENSITIVITY ANALYSIS

PENSION AND OTHER EMPLOYEE FUTURE BENEFITS	PENSION		OTHER EMPLOYEE FUTURE BENEFITS
(In millions of Canadian dollars)
	ACCRUED		ACCRUED
	BENEFIT	NET PERIODIC	BENEFIT	NET PERIODIC
	OBLIGATION	BENEFIT COST	OBLIGATION	BENEFIT COST

Expected rate of return on assets
Impact of:
1% increase	N/A	(11)	N/A	N/A
1% decrease	N/A	11	N/A	N/A
Discount rate
Impact of:
1% increase	(182)	(14)	(8)	—
1% decrease	186	12	10	—

Assumed overall health care cost trend
Impact of:
1% increase	N/A	N/A	6	1
1% decrease	N/A	N/A	(5)	(1)
The assets of the pension plans are held by a number of independent trustees and are accounted for separately in our pension funds. The investment strategy for the assets in the pension plans is to maintain a diversified portfolio of assets, invested in a prudent manner to maintain the security of funds while maximizing returns within the guidelines provided in the investment policy. The Corporation’s pension funds are not permitted to own any of Domtar’s shares or debt instruments. The target asset allocation is based on the expected duration of the benefit obligation, which includes the impact of a partial wind-up related to the mill closures.

The following table shows the allocation of the plan assets, based on the fair value of the assets held at December 31, 2006 and 2005 and the target allocation for 2006:

ALLOCATION OF PLAN ASSETS as at December 31	TARGET ALLOCATION	2006	2005

(in %)
Fixed income securities	58%-68%	63%	63%
Equity securities	32%-42%	37%	37%

Total		100%	100%

Our funding policy is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Past service obligations primarily arise from improvements to plan benefits. The latest actuarial valuations were conducted as at March 31, 2006, for plans representing approximately 74%, December 31, 2005, for plans representing approximately 20%, January 1, 2006, for plans representing approximately 5% and January 1, 2004, for plans representing 1% of the total plans asset fair value. These valuations indicated a funding deficiency. The next actuarial valuations will be completed between December 31, 2006 and January 1, 2009. Domtar expects to contribute to the pension plans for a total amount of $88 million in 2007 compared to $86 million in 2006. The contributions made in 2006 to the other employee future benefit plans amounted to $7 million.
The estimated future benefit payments from the plans for the next 10 years as at December 31, 2006 are as follows:

		EMPLOYEE
ESTIMATED FUTURE BENEFIT PAYMENTS FROM THE PLANS	PENSION	FUTURE BENEFITS

(In millions of Canadian dollars)
2007	70	5
2008 (1)	310	6
2009	73	5
2010	74	6
2011	76	6
2012-2015	426	27

Total	1,029	55

(1)	Includes estimated future benefit payments from the plans of $239 million related to the partial wind-up of the non-unionized and unionized plans related to the Ontario participants in the plan in 2006.
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
     On an annual basis, we assess the need to establish a valuation allowance for future tax assets and, if it is deemed more likely than not that our future tax assets will not be realized based on these taxable income projections, a valuation allowance is recorded. As at December 31, 2006, we expect that our future tax assets will not be fully recovered from future taxable income, and we have therefore set up a valuation allowance of $4 million.
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
     For the year ended December 31, 2006, we recorded a total net tax expense of $24 million (recovery of $183 million in 2005), of which $25 million was for future income tax expense (recovery of $193 million in 2005). Our net future tax liability as at December 31, 2006 was $238 million ($242 million in 2005).
CLOSURE AND RESTRUCTURING COSTS
In recent years, Domtar has committed to several closures and restructuring initiatives, the most significant of which is the series of targeted measures announced on November 30, 2005. The impact of these measures is presented in “Closure and restructuring costs” in the income statement and the related liability is included in “Trade and other payables” and in “Other liabilities and deferred credits.” In general, closure and restructuring costs are recognized as liabilities in the period when they are incurred and are measured at their fair value. For such recognition to occur, management, with the appropriate level of authority, must have approved and committed to a firm plan and appropriate communication to those affected must have occurred. These provisions require an estimation of costs such as severance and termination benefits, pension and curtailments and environmental remediation, and an evaluation of the fair value of the working capital and property, plant and equipment is required to determine the required write-offs. The closure and restructuring expense also includes costs relating to demolition, contractual obligations, training and outplacement. As at December 31, 2006, Domtar had closure and restructuring charges of $35 million ($317 million in 2005) and a liability of $27 million ($26 million of liability from continuing operations).
     Estimates of cash flows and fair value relating to closures and restructurings require judgment. Closure and restructuring costs are based on management’s best estimates of future events at December 31, 2006. Closure costs and restructuring estimates are dependent on future events. Although we do not anticipate significant changes, the actual costs may differ from these estimates due to subsequent developments such as the results of environmental studies, the ability to find a buyer for assets set to be dismantled and demolished and other business developments. As such, additional costs and further working capital and property, plant and equipment write-downs may be required in future periods. Further costs related to the plans expected to be incurred over 2007 and thereafter are not significant.

RISKS AND UNCERTAINTIES
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

We rely heavily on a small number of significant customers. A loss of any significant customers could materially adversely affect our business, financial condition or results of operations.
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
Our businesses are capital intensive and require that we regularly incur capital expenditures in order to maintain our equipment, increase our operating efficiency and comply with environmental laws. Our total capital expenditures were approximately $108 million during 2006, including approximately $68 million for maintenance capital and approximately $9 million for environmental expenditures. We spent approximately $139 million on capital expenditures during 2005, including approximately $71 million for maintenance capital and approximately $17 million for environmental expenditures. If our available cash resources and cash generated from operations are not sufficient to fund our operating needs and capital expenditures, we would have to obtain additional funds from borrowings or other available sources or reduce or delay our capital expenditures. We may not be able to obtain additional funds on favorable terms, or at all. In addition, our debt service obligations will reduce our available cash flows. If we cannot maintain or upgrade our equipment as we require or ensure environmental compliance, we could be required to cease or curtail some of our manufacturing operations, or we may become unable to manufacture products that compete effectively in one or more of our product lines
We could incur substantial costs as a result of compliance with, violations of or liabilities under applicable environmental laws and regulations. We incurred approximately $60 million in connection with environmental compliance and remediation during 2006, and such costs could increase in the future.
We are subject, in both Canada and the U.S., to a wide range of general and industry-specific laws and regulations relating to the protection of the environment, including those governing air emissions, wastewater discharges, harvesting, silvicultural activities, the storage, management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, landfill operation and closure obligations, forestry operations and endangered species habitat, and health and safety matters.
     In particular, the pulp and paper industry in the U.S. is subject to Boiler M.A.C.T. Rules that further regulate effluent and air emissions. These laws and regulations require us to obtain authorizations from and comply with the authorization requirements of the appropriate governmental authorities, which have considerable discretion over the terms and timing of permits.
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
     On October 12, 2006, Canada and the U.S. announced amendments that allow the settlement to be implemented as of this date. The amendments include a process that allows the U.S. to proceed with the revocation of countervailing and antidumping duties orders.
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
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
In the normal course of business, we are exposed to certain financial risks. We do not use derivative instruments for speculative purposes. More information on financial instruments is presented in Note 18 of the consolidated financial statements.
INTEREST RATE RISK
We are exposed to interest rate risk arising from fluctuations in interest rates on our cash and cash equivalents, bank indebtedness, bank credit facility and long-term debt. We may manage this interest rate exposure by the use of derivative instruments such as interest rate swap contracts. Amounts accounted for under interest rate swap contracts are included in “Financing expenses.”
CREDIT RISK
We are exposed to credit risk on the accounts receivable from our customers. In order to reduce this risk, we review new customers’ credit histories before granting credit and conduct regular reviews of existing customers’ credit performance.
     We are also exposed to credit risk in the event of non-performance by counterparties to our financial instruments. We minimize this exposure by entering into contracts with counterparties that we believe are of high credit quality. We usually do not obtain collateral or other security to support financial instruments subject to credit risk. We regularly monitor the credit standing of counterparties.

FOREIGN CURRENCY RISK
In order to reduce the potential negative effects of a fluctuating Canadian dollar, we have entered into various arrangements to stabilize anticipated future net cash inflows denominated in U.S. dollars. We hedge our foreign exchange exposure on anticipated sales denominated in U.S. dollars through the use of options and forward contracts. Resulting gains and losses, including premiums on options, are recognized when the designated sale is recognized and are included in “Sales.”
PRICE RISK
We are exposed to price risk on purchases of bunker oil and sales of NBSK pulp. We hedge our exposure to price risk associated with purchases of bunker oil through the use of cash settled commodity swaps. Resulting gains and losses are recognized when the designated purchase is recognized and are included in “Cost of sales.” For the exposure to price risk associated with sales of NBSK pulp swap contracts, we do not meet the requirements for hedge accounting. As a result, we account for these contracts at their fair value with resulting gains and losses being included in “Selling, general and administrative” expenses.

SENSITIVITY ANALYSIS
     Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

	APPROXIMATE ANNUAL IMPACT ON [1,2]
	OPERATING	NET	EARNINGS
	PROFIT [7]	EARNINGS	PER SHARE
(In millions of Canadian dollars, unless otherwise noted)			(in dollars)

Each US$10/unit change in the selling price of the following products:[3,4]
Papers
Copy and offset grades	15	10	0.04
Uncoated commercial printing & publication and premium imaging grades	4	3	0.01
Coated commercial printing & publication grades	1	1	0.00
Technical & specialty grades	4	3	0.01
Pulp — net position	8	5	0.02
Wood
Lumber	7	5	0.02

Foreign exchange (CAN$0.01 change in relative value to the U.S. dollar before hedging)[3]
Impact of US$ pricing on export sales, net of US$ purchases	11	7	0.03

Interest rate
1% change in interest rate on our floating rate debt	n/a	n/a	n/a

Energy[3,5]
Natural gas: US$0.25/MMBtu change in price before hedging	1	1	0.00
Crude oil: US$1/barrel change in price before hedging	1	1	0.00

[1]	Based on an exchange rate of $1.1111.

[2]	Based on Canadian statutory tax rates of 31%

[3]	Assumes the permanent closure of the Cornwall, Ottawa and Vancouver mills, effective January 1, 2006.

[4]	Based on budgeted 2007 capacity (production, excluding Chenming) (ST, ADMT or MFBM).

[5]	Based on budgeted 2007 consumption levels. The allocation between energy sources may vary during the year in order to take advantage of market conditions.

[6]	In addition to this direct impact, significant fluctuations in the value of the U.S. currency will have an indirect impact on our product pricing in Canada over time given that Canadian pricing is derived from U.S. dollar denominated prices. The combined direct and indirect impact of a CAN$0.01 change in the relative value to the U.S. dollar before hedging could reach $14 million.

[7]	Operating profit is a non-GAAP measure; see section “Specified items affecting results and non-GAAP measures.”
Note that Domtar may, from time to time, hedge part of its foreign exchange, net pulp, interest rate and energy positions, which may therefore impact the above sensitivities.

BENCHMARK PRICES

BENCHMARK PRICES[1]		1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	Average 1997 +

Papers
Copy 20 lb sheets	(US$/ton)	769	780	778	877	815	776	768	794	822	902	808
Offset 50 lb rolls	(US$/ton)	756	666	659	757	719	692	628	676	726	823	710
Coated publication, no. 3, 60 lb rolls	(US$/ton)	941	909	851	948	853	767	804	811	902	924	871
Pulp NBSK — U.S. market	(US$/ADMT)	588	544	541	685	558	491	553	640	647	722	597
Pulp NBHK — Japan market[2]	(US$/ADMT)	514	444	508	681	485	427	470	490	526	592	514
Wood
Lumber 2x4x8 stud	(US$/MFBM)	386	375	390	319	345	336	327	417	418	344	366
Lumber 2x4 R/L, # 1 & # 2	(US$/MFBM)	447	377	440	351	345	331	340	459	420	368	388
Average exchange rates	CAN$	1.385	1.484	1.486	1.485	1.549	1.570	1.401	1.301	1.211	1.134	1.211
	US$	0.722	0.674	0.673	0.673	0.646	0.637	0.714	0.769	0.826	0.882	0.826

[1]	Source: Pulp & Paper Week and Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

[2]	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.
HISTORICAL PRICES
KEY BENCHMARK PRICES
1997 TO 2006

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
CONTROLS AND PROCEDURES
The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2006, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.
     During the fourth quarter ending December 31, 2006, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
     During 2006, in the course of its evaluation, management had identified certain deficiencies in its internal control over financial reporting which the Company does not believe, either individually or in the aggregate, resulted in a material weakness to its internal control over financial reporting.
     As of December 31, 2006, management has assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2006, and issued Management’s Report on Internal Control over Financial Reporting dated February 22, 2007 to that effect.
Additional information, including the Company’s 2006 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Montreal, Canada
February 22, 2007

DOMTAR INC.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Domtar is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 15a-15(d) under the Securities Exchange Act of 1934). Domtar’s internal control over financial reporting is a process designed under the supervision of Domtar’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with accounting principles generally accepted in Canada.
As of December 31, 2006, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting as of December 31, 2006 was effective.
Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent auditor.

Raymond Royer	Daniel Buron
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
Montreal, Quebec
February 22, 2007

DOMTAR INC.
INDEPENDENT AUDITORS’ REPORT
To the Shareholders of Domtar Inc.
We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Domtar Inc. as of December 31, 2006 and audits of its December 31, 2005 and December 31, 2004 consolidated financial statements. Our opinions, based on our audits, are presented below.
CONSOLIDATED FINANCIAL STATEMENTS
We have audited the accompanying consolidated balance sheets of Domtar Inc. as at December 31, 2006 and December 31, 2005 and the related consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of the Corporation’s financial statements as at December 31, 2006 and 2005 and for the three-year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Corporation Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.
INTERNAL CONTROL OVER FINANCIAL REPORTING
We have also audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Corporation’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Corporation Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

DOMTAR INC.
A Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Corporation’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Corporation maintained effective internal control over financial reporting as at December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Furthermore, in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the COSO.
PricewaterhouseCoopers LLP
Chartered Accountants
Montreal, Quebec
February 22, 2007

DOMTAR INC.
CONSOLIDATED EARNINGS
YEARS ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

	2006	2005	2004
	$	$	$
		Restated	Restated
		(Note 4)	(Note 4)
Sales	3,989	4,247	4,403
Operating expenses
Cost of sales	3,392	3,720	3,798
Selling, general and administrative	218	231	245
Amortization	284	329	325
Antidumping and countervailing duties refund	(164)	—	—
Closure and restructuring costs (Note 5)	35	317	49
Net gains on disposals of property, plant and equipment	(13)	(1)	(37)

	3,752	4,596	4,380

Operating profit (loss) from continuing operations	237	(349)	23
Financing expenses (Note 6)	150	144	141

Earnings (loss) from continuing operations before income taxes	87	(493)	(118)
Income tax expense (recovery) (Note 7)	24	(183)	(55)

Earnings (loss) from continuing operations	63	(310)	(63)
Earnings (loss) from discontinued operations (Note 4)	265	(78)	21

Net earnings (loss)	328	(388)	(42)

Per common share (in dollars) (Note 8)
Earnings (loss) from continuing operations
Basic	0.27	(1.36)	(0.28)
Diluted	0.27	(1.36)	(0.28)
Net earnings (loss)
Basic	1.42	(1.69)	(0.19)
Diluted	1.42	(1.69)	(0.19)

The accompanying notes are an integral part of the consolidated financial statements.

DOMTAR INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

	2006	2005
	$	$
Assets
Current assets
Cash and cash equivalents	649	83
Receivables (Note 9)	305	294
Inventories (Note 10)	575	715
Prepaid expenses	14	11
Income and other taxes receivable	18	16
Future income taxes (Note 7)	45	38

	1,606	1,157
Property, plant and equipment (Note 11)	3,044	3,634
Assets held for sale (Note 4)	24	—
Goodwill	6	92
Other assets (Note 12)	275	309

	4,955	5,192

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	62	21
Trade and other payables (Note 13)	533	651
Income and other taxes payable	20	29
Long-term debt due within one year (Note 14)	2	2

	617	703
Long-term debt (Note 14)	1,889	2,257
Future income taxes (Note 7)	285	292
Other liabilities and deferred credits (Note 15)	223	331

Commitments and contingencies (Note 16)

Shareholders’ equity
Preferred shares (Note 17)	32	36
Common shares (Note 17)	1,788	1,783
Contributed surplus (Note 17)	15	14
Retained earnings (deficit)	308	(19)
Accumulated foreign currency translation adjustments (Note 19)	(202)	(205)

	1,941	1,609

	4,955	5,192

The accompanying notes are an integral part of the consolidated financial statements.
Approved by the Board:

Brian M. Levitt, Director	Raymond Royer, Director

DOMTAR INC.
CONSOLIDATED CASH FLOWS
YEARS ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

	2006	2005	2004
	$	$	$
		Restated	Restated
		(Note 4)	(Note 4)
Operating activities
Earnings (loss) from continuing operations	63	(310)	(63)
Non-cash items:
Amortization and write-down of property, plant and equipment (Note 5)	284	554	336
Future income taxes (Note 7)	25	(193)	(68)
Closure and restructuring costs, excluding write-down of property, plant and equipment (Note 5)	35	92	38
Net gains on disposals of property, plant and equipment	(13)	(1)	(37)
Other	(5)	(1)	1

	389	141	207

Changes in working capital and other items
Receivables (Note 9)	(113)	(79)	(37)
Inventories	45	(23)	(66)
Prepaid expenses	(2)	4	8
Trade and other payables	(12)	(27)	(44)
Income and other taxes	1	1	16
Early settlement of interest rate swap contracts (Note 18)	—	—	20
Other	(19)	(20)	(8)
Payments of closure and restructuring costs, net of proceeds on disposition	(67)	(38)	(10)

	(167)	(182)	(121)

Cash flows provided from (used for) operating activities of continuing operations	222	(41)	86

Investing activities
Additions to property, plant and equipment	(108)	(139)	(167)
Proceeds from disposals of property, plant and equipment	17	10	41
Proceeds from disposal of business (Note 4)	560	—	—
Business acquisition	—	—	(2)
Other	2	(3)	(1)

Cash flows provided from (used for) investing activities of continuing operations	471	(132)	(129)

Financing activities
Dividend payments	(1)	(56)	(56)
Change in bank indebtedness	47	10	—
Change in revolving bank credit, net of expenses	(160)	21	105
Issuance of long-term debt, net of expenses	—	482	2
Repayment of long-term debt	(2)	(266)	(7)
Premium on redemption of long-term debt	—	(7)	—
Common shares issued, net of expenses	4	7	19
Redemptions of preferred shares	(3)	(3)	(3)

Cash flows provided from (used for) financing activities of continuing operations	(115)	188	60

Cash flow from discontinued operations (Note 4)
Operating activities	26	31	36
Investing activities	(554)	(55)	(54)
Financing activities	514	38	4

Cash flows provided from (used for) discontinued operations	(14)	14	(14)

Net increase in cash and cash equivalents	564	29	3
Translation adjustments related to cash and cash equivalents	2	2	1
Cash and cash equivalents at beginning of year	83	52	48

Cash and cash equivalents at end of year	649	83	52

Cash and cash equivalents at end of year, related to:
Continuing operations	649	83	52
Discontinued operations (Note 4)	—	—	—

Cash and cash equivalents at end of year	649	83	52

The accompanying notes are an integral part of the consolidated financial statements.

DOMTAR INC.
CONSOLIDATED RETAINED EARNINGS
YEARS ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

	2006	2005	2004
	$	$	$
Retained earnings (deficit) at beginning of year — as reported	(19)	412	512
Cumulative effect of change in accounting policy (Note 2)	—	—	(3)

Retained earnings (deficit) at beginning of year — as restated	(19)	412	509
Net earnings (loss)	328	(388)	(42)
Dividends on common shares	—	(42)	(54)
Dividends on preferred shares	(1)	(1)	(1)

Retained earnings (deficit) at end of year	308	(19)	412

The accompanying notes are an integral part of the consolidated financial statements.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE I.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) and are not intended to provide certain disclosures which would typically be found in financial statements prepared in accordance with U.S. GAAP. The significant differences are described in Note 23. These consolidated financial statements are dated February 21, 2007.
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
USE OF ESTIMATES
The consolidated financial statements have been prepared in conformity with Canadian GAAP, which require management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the year, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, income taxes, closure and restructuring costs and asset retirement obligations, based on currently available information. Actual results could differ from those estimates.
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

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FOREIGN CURRENCY LONG-TERM DEBT
For the Corporation’s long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the “Accumulated foreign currency translation adjustments” account under “Shareholders’ equity.” Prior to the fourth quarter of 2004, a portion of the foreign currency denominated long-term debt of the Corporation was designated as a hedge of future U.S. dollar revenue stream and exchange gains and losses were deferred and were recognized when the designated revenue is earned or when it becomes probable that the forecasted transaction will not occur, as the hedge then ceases to be effective.
VARIABLE INTEREST ENTITIES
Variable interest entities (VIE) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. Domtar consolidates the VIE if Domtar is considered the VIE’s primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or that absorbs the majority of the entity’s expected losses.
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

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
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
DEFERRED CREDITS
Deferred credits comprise the deferred net gain on early settlements of interest rate swap contracts and grants and investment tax credits obtained upon the acquisition of property, plant and equipment and, in periods prior to Domtar’s sale of its interest in Norampac, the deferred gain on the contribution of net assets to Norampac . The deferred gain on the contribution of net assets to Norampac was amortized on a straight-line basis over 15 years. The deferred net gain on early settlements of interest rate swap contracts is amortized as an adjustment to “Financing expenses” over the initially designated periods of the respective interest payments. Investment tax credits are amortized on the same basis as the related property, plant and equipment.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
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
Deferred Share Units are amortized over their vesting periods and remeasured at each reporting period, until settlement, using the quoted market value. The cost of the common shares acquired by the Corporation under the Restricted Stock Plan is amortized over the restricted period. Deferred Share Units and common shares acquired under the Restricted Stock Plan are accounted for in compensation expense, in “Other liabilities and deferred credits” and “Other assets.”
DERIVATIVE INSTRUMENTS
Derivative instruments are contracts that require or provide an option to exchange cash flows or payments determined by applying certain rates, indices or changes therein to notional contract amounts. Derivative instruments are utilized by Domtar in the management of its foreign currency, price risk and interest rate exposures. Except for two interest rate swap contracts of Norampac, which were assumed through business acquisitions, Domtar does not use derivative instruments for speculative purposes. On December 29, 2006, Domtar sold its interest in Norampac.
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

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
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
Domtar hedges its exposure to price risk associated with purchases of bunker oil through the use of cash settled commodity swaps. Norampac hedged its exposure to price risk associated with purchases of electricity through the use of cash settled commodity swaps. Resulting gains and losses are recognized when the designated purchase is recognized and are included in “Cost of sales.”
Domtar hedges its exposure to interest rate on its long-term debt through the use of interest rate swap contracts. Amounts accounted for under interest rate swap contracts are included in “Financing expenses.”
DERIVATIVES NOT DESIGNATED FOR HEDGE ACCOUNTING
For the exposure to price risk associated with sales of Northern Bleached Softwood Kraft (NBSK) pulp swap contracts, as well as old corrugated containers, unbleached kraft linerboard and semi-chemical medium paper, Domtar does not meet the requirements for hedge accounting. As a result, Domtar accounts for these contracts at their fair value with resulting gains and losses being included in “Selling, general and administrative” expenses or, for items related to Norampac, as part of discontinued operations.
For the two interest rate swap contracts of Norampac, which were used for speculative purposes, the change in their fair value was recorded in discontinued operations.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PENSIONS
Domtar’s plans include funded and unfunded defined benefit pension plans and defined contribution plans. Domtar accrues the cost of defined benefit plans as determined by independent actuaries. The net periodic benefit cost includes the following:
–	the cost of pension benefits provided in exchange for employees’ services rendered during the year,

–	the interest cost of pension obligations,

–	the expected long-term return on pension fund assets based on a market-related value determined using a five-year moving average market value for equity securities and fair value for other asset classes,

–	gains or losses on settlements and curtailments,

–	the straight-line amortization of past service costs and plan amendments over the average remaining service period of approximately 13 years of the active employee group covered by the plans,

–	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets at the beginning of the year over the average remaining service period of approximately 13 years of the active employee group covered by the plans.
The defined benefit plans obligations are determined in accordance with the projected benefit method prorated on services.
OTHER EMPLOYEE FUTURE BENEFIT PLANS
Domtar accrues the cost of post-retirement benefits other than pensions as determined by independent actuaries. These benefits, which are funded by Domtar as they become due, include life insurance programs, medical and dental benefits and short-term and long-term disability programs. Domtar amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the accrued benefit obligation at the beginning of the year over the average remaining service period of approximately 15 years of the active employee group covered by the plans.
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

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
COUNTERVAILING AND ANTIDUMPING DUTIES
Prior to the Softwood Lumber Agreement 2006 that was rendered effective October 12, 2006, cash deposits for countervailing and antidumping duties (lumber duties) made, were expensed as the deposits for softwood lumber export sales to the United States were made. The lumber duties expensed were presented in “Cost of sales.” Recoveries of cash deposits for lumber duties are only recognized when the amounts are reasonably measurable and their recovery is virtually certain. Recoveries resulting from the Softwood Lumber Agreement 2006 were recorded in “Antidumping and countervailing duties refund.” The 18.06% special charge imposed by the Canadian Government relating to this refund is provided for in “Trade and other payables.” Export taxes imposed by the Government of Canada are expensed as softwood lumber export sales to the United States are made. These export taxes are presented in “Cost of sales.”

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 2.

ACCOUNTING CHANGES
2006
STOCK-BASED COMPENSATION FOR EMPLOYEES ELIGIBLE TO RETIRE BEFORE THE VESTING DATE
In July 2006, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“CICA”) issued EIC 162, “Stock-based Compensation for Employees Eligible to Retire before the Vesting Date.” EIC-162 clarifies the accounting for compensation costs relating to stock-based awards granted to employees. EIC-162 requires that: i) compensation costs attributable to stock-based awards granted to employees who are eligible to retire on the grant date be recognized on the grant date; and ii) compensation cost attributable to stock-based awards granted to employees who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date of retirement eligibility. This abstract is to be applied retroactively, with restatement of prior periods, and is effective for the year ended December 31, 2006. The adoption of this guideline had no significant impact on the consolidated financial statements under Canadian GAAP.
2004
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
IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED
ACCOUNTING CHANGES
On July 1, 2006, the Accounting Standards Board (“AcSB”) issued a replacement of Handbook Section 1506 “Accounting Changes.” The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period effects of changes in accounting policies, estimates and errors on the financial statements. The standard is effective for fiscal years beginning on or after January 1, 2007, with earlier adoption encouraged. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 2. ACCOUNTING CHANGES (CONTINUED)
FINANCIAL INSTRUMENTS
In April 2005, the CICA issued three new Handbook Sections related to financial instruments: Section 3855 “Financial Instruments – Recognition and Measurement,” Section 3865 “Hedges” and Section 1530 “Comprehensive Income.” These Sections apply to fiscal years beginning on or after October 1, 2006.
FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT
Section 3855 expands on Handbook Section 3860 “Financial Instruments – Disclosure and Presentation,” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. Under this new Section:
–	All financial assets and liabilities will be carried at fair value in the consolidated balance sheet, except loans and receivables, investments held-to-maturity and non-trading financial liabilities, which will be carried at amortized cost.

–	Realized and unrealized gains and losses on trading financial assets and liabilities will be recognized immediately in the consolidated statement of income.

–	Unrealized gains and losses on financial assets that are available for sale will be recognized in other comprehensive income until their realization, after which these amounts will be recognized in the consolidated statement of income.

–	All derivatives financial instruments will be carried at fair value in the consolidated balance sheet, including those derivatives that are embedded in other contracts but are not closely related to the host contract.

–	Gains and losses on instruments designated as cash flow hedges are recognized in other comprehensive income, except for the ineffective portion of the hedges which will be recognized in net income.
HEDGES
Section 3865 provides alternative accounting treatments to those found in Section 3855 for entities who choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG-13 “Hedging Relationships,” and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Under this new statement:
–	In a fair value hedge, hedging derivatives are carried at fair value, with changes in fair value recognized in the consolidated statement of income. The changes in the fair value of the hedged item attributable to the hedged risk will also be recorded in consolidated income by way of a corresponding adjustment of the carrying amount of the hedged items recognized in the consolidated balance sheet.

–	In a cash flow hedge, the changes in fair value of derivative financial instruments will be recorded in other comprehensive income. These amounts will be reclassified in the consolidated statement of income in the periods in which results are affected by the cash flows of the hedged item.

–	Hedges of net investments in self-sustaining foreign operations are treated in a manner similar to cash flow hedges.

–	Any hedge ineffectiveness will be recorded in the consolidated statement of income.
COMPREHENSIVE INCOME
Section 1530 introduces a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 2. ACCOUNTING CHANGES (CONTINUED)
Domtar is currently completing its evaluation of the impact that these accounting pronouncements will have on its first quarter 2007 financial statements. Domtar expects the more significant impacts of applying these new Sections to relate to:
–	the requirement to present a new statement entitled “Comprehensive income,”

–	the recognition of the fair value of cash flow hedges on the balance sheet with the offset to other comprehensive income,

–	the reclassification of foreign currency translation adjustments from Accumulated foreign currency translation adjustments to Other comprehensive income,

–	the reclassification of the deferred gains on the early settlement of interest rate swap contracts from Other liabilities and deferred credits to Long-term debt,

–	the reclassification of unamortized debt issue costs and long-term debt discounts from Other asset to Long-term debt.
As such, as at January 1, 2007, Domtar expects Other assets to decrease by approximately $26 million, Future income tax asset to increase by approximately $2 million, Other long-term liabilities and deferred credits to decrease by $5 million, Long-term debt to decrease by $14 million, Accumulated foreign currency translation adjustments to be nil and Accumulated other comprehensive income (loss) to be a loss of $207 million.
FINANCIAL INSTRUMENT — DISCLOSURES AND PRESENTATION
In April 2005, the AcSB issued Handbook Section 3861 “Financial instruments – Disclosure and presentation.” This section establishes standards for presentation of financial instruments and non-financial derivatives and identifies information that should be disclosed about them. This section applies to fiscal years beginning on or after October 1, 2006. In December 2006, the AcSB issued Handbook Section 3862 “Financial instruments – Disclosures” and Handbook Section 3863 “Financial instruments – Presentation.” These standards revise Section 3861. Under these new sections, entities will be required to disclose information that enables users to evaluate the significance of a financial instrument to an entity’s financial position and performance. These sections apply to fiscal years beginning on or after October 1, 2007. Domtar does not expect the initial adoption of these standards to have a material impact on its consolidated financial position and results of operations.
CAPITAL DISCLOSURE
In December 2006, the AsCB issued Handbook Section 1535 “Capital Disclosures,” which establishes guidelines for the disclosure of information regarding an entity’s capital and how it is managed. This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Domtar does not expect the initial adoption of this standard to have a material impact on its consolidated financial position and results of operations.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
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
During the fourth quarter of 2006, Domtar conducted Step I impairment tests on most of the Canadian Pulp and Paper manufacturing facilities and the Wood segment.
Estimates of future cash flows used to test the recoverability of a long-lived asset included key assumptions related to trend prices, the 10 to 15 years forecasted exchange rate for the U.S. dollar and the estimated useful life of the long-lived assets.
The trend prices were based on an analysis of external price trends, including Resource Information Systems, Inc. (RISI), as well as normalized pulp, paper and wood pricing over a business cycle at the mills subjected to the impairment tests.
The forecasted Canadian-U.S. foreign exchange rate assumptions were based on independent market information, as well as analysis of historical data, trends and cycles. Management expects the 10 to 15 years average rate to be approximately CAN$1.00 = US$0.75.
Domtar concluded that the recognition of an impairment loss for the business units analyzed was not required.
Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is reasonably possible that changes in future conditions may lead management to use different key assumptions, which could require a material change in the net carrying amount of the assets tested for impairment. The total net carrying amount of these assets was $873 million as at December 31, 2006.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 4.

DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE
In December 2006, Domtar announced that it had reached an agreement in principle to sell its 50% interest in Norampac Inc. to Cascades Inc. for a cash consideration of $560 million. The sale was finalized on December 29, 2006, accordingly Norampac will no longer be included in the Packaging segment but classified as discontinued operations in the consolidated earnings and cash flows.
In November 2005, as part of its restructuring program, Domtar announced its intention to sell the Vancouver, British Columbia paper mill. Effective in the second quarter of 2006, the Vancouver paper mill was permanently closed. Considering the fact that its major product line will not continue to be sold, the Vancouver paper mill will no longer be included in the Papers segment but classified as discontinued operations in the consolidated earnings and cash flows and the property, plant and equipment as held for sale in the consolidated balance sheet. In July 2006, Domtar reached an agreement to sell the Vancouver paper mill property, subject to a number of closing conditions.
The consolidated earnings and cash flows for the years ended December 31, 2005 and 2004 have been restated for purposes of comparability.
The following table provides selected financial information related to discontinued operations:

	2006	2005	2004
	$	$	$
Sales	673	719	712

Operating expenses	610	717	687
Closure and restructuring costs	22	116	(1)

Operating profit (loss) from discontinued operations	41	(114)	26
Financing expenses	13	11	7
Amortization of deferred gain	—	(5)	(5)
Gain on disposal of business	(299)	—	—

Earnings (loss) from discontinued operations before income taxes	327	(120)	24
Income tax expense (recovery)	62	(42)	3

Earnings (loss) from discontinued operations	265	(78)	21

Basic earnings (loss) from discontinued operations per share (in dollars)	1.15	(0.33)	0.09
Diluted earnings (loss) from discontinued operations per share (in dollars)	1.15	(0.33)	0.09

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 5.

CLOSURE AND RESTRUCTURING COSTS
In 2005, Domtar’s management announced a series of targeted measures aimed at returning the Corporation to profitability. The plan included closures of the Cornwall and Ottawa, Ontario paper mills, the Grand-Remous and Malartic, Quebec sawmills, the sale of the Vancouver, British Columbia paper mill and cost-cutting initiatives. This workforce reduction and restructuring plan is in addition to the plans announced in 2004, which covered the Corporation’s paper and merchant operations in Canada and the United States.
In 2004, Domtar sold the St. Catharines, Ontario paper mill, which was closed in 2002, for $1 million to a third party who agreed to purchase it in its existing state. As such, the majority of the remaining closure cost provision was reversed.
In 2004, Domtar’s management decided to permanently shut down the sawmill located in Chapleau, Ontario.
As at December 31, 2006, the balance of the provision was $26 million (2005 – $83 million), which includes $20 million (2005 – $75 million) related to the Papers segment and $6 million (2005 – $8 million) related to the Wood segment.
Estimates of cash flows and fair value relating to closures and restructurings require judgment. Closure and restructuring costs are based on management’s best estimates of future events at December 31, 2006. Closure costs and restructuring estimates are dependent on future events. Although Domtar does not anticipate significant changes, the actual costs may differ from these estimates due to subsequent developments such as the results of environmental studies, the ability to find a buyer for assets set to be dismantled and demolished and other business developments. As such, additional costs and further working capital and property, plant and equipment write-downs may be required in future periods.
The following table provides a reconciliation of all closure and restructuring costs:

	2006			2005			2004
	Papers	Wood	Total	Papers	Wood	Total	Papers	Wood	Total
			$			$			$
Labor costs	18	1	19	60	4	64	41	3	44
Write-down of certain inventory items	10	—	10	12	1	13	—	—	—
Write-down of property, plant and equipment	—	—	—	201	23	224	—	11	11
Other closure related costs	9	—	9	17	2	19	1	—	1
Reversal of provision	(3)	—	(3)	(3)	—	(3)	(7)	—	(7)

Closure and restructuring costs	34	1	35	287	30	317	35	14	49

Further costs related to the plans expected to be incurred over 2007 and thereafter are not significant.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 5. CLOSURE AND RESTRUCTURING COSTS (CONTINUED)
The following table provides a reconciliation of all closure and restructuring cost provisions:

	2006	2005
	$	$
Balance at beginning of year from continuing operations	83	36
Severance payments	(45)	(27)
Reclass to pension plans	(15)	—
Reversal of provision	(3)	(1)
Other	—	1
Additions
Labor costs	5	64
Environmental costs	—	10
Other	1	—

Balance at end of year from continuing operations	26	83
Discontinued operations	1	16

Balance at end of year	27	99

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 6.

FINANCING EXPENSES

	2006	2005	2004
	$	$	$
Interest on long-term debt	150	148	149
Exchange gains on long-term debt	—	(4)	—
Receivables securitization	14	8	6
Net interest recoveries related to interest rate swap contracts	—	—	(2)
Refinancing expenses (a)	—	7	—
Amortization of deferred net gain on early settlements of interest rate swap contracts	(12)	(14)	(14)
Amortization of debt issue costs and other	2	2	6

	154	147	145
Less: Income from short-term investments	3	2	1
Capitalized interest	1	1	3

	150	144	141

Cash payments (cash receipts)
Interest, net of interest income and amounts capitalized	145	137	147
Net cash receipts related to interest rate swap contracts	—	—	(20)

	145	137	127

(a)	In 2005, the Corporation recorded $7 million for a call premium paid to redeem the 8.75% notes.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 7.

INCOME TAXES
The following table provides a reconciliation of income taxes computed at the Canadian statutory rate to income tax recovery presented on the Consolidated earnings:

	2006	2005	2004
	$	$	$
Combined basic Canadian federal and provincial tax rate (statutory income tax rate)	33.9%	33.6%	33.7%
Income tax expense (recovery) based on statutory income tax rate	29	(166)	(40)
Large corporation tax	—	4	6
Canadian manufacturing and processing activities	2	4	—
Foreign rate differential	(7)	(19)	(22)
Reassessment of prior years by tax authorities	(10)	(10)	(4)
Impact of increase (decrease) in income tax rate on future income taxes	(2)	8	—
Permanent difference on foreign exchange losses (gains)	15	—	(1)
Other	(3)	(4)	6

Income tax expense (recovery)	24	(183)	(55)

Income tax expense (recovery)
Current	(1)	10	13
Future	25	(193)	(68)

	24	(183)	(55)

Net cash receipts for income taxes in 2006 amounted to $12 million (2005 – net payments amounted to $6 million; 2004 – net payments amounted to $9 million).

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 7. INCOME TAXES (CONTINUED)
The following table provides the geographic distribution of the income tax expense (recovery):

	2006	2005	2004
	$	$	$
Earnings (loss) before income taxes
Canada	(133)	(549)	(231)
Foreign	220	56	113

	87	(493)	(118)

Current income taxes
Canada	(8)	3	2
Foreign	7	7	11

	(1)	10	13

Future income taxes
Canada	(33)	(174)	(57)
Foreign	58	(19)	(11)

	25	(193)	(68)

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 7. INCOME TAXES (CONTINUED)

	2006	2005
	$	$
Components of future income tax assets and liabilities
Future income tax assets
Accounting provisions not deductible for tax purposes	68	66
Losses and other deductions carryforward	441	533
Deferred credits	11	33

	520	632

Future income tax liabilities
Property, plant and equipment	(673)	(786)
Pension and other employee future benefit plans	(33)	(22)
Impact of foreign exchange on long-term debt	(51)	(60)
Other	(1)	(6)

	(758)	(874)

Total net future income tax liability	(238)	(242)

Net current future income tax asset	45	38
Net non-current future income tax asset	2	18
Net current future income tax liability	—	(6)
Net non-current future income tax liability	(285)	(292)

	(238)	(242)

As at December 31, 2006, Domtar had federal net operating losses carryforward of $1,158 million. These federal net operating losses carryforward are set to expire between 2010 and 2025.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 8.

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
The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2006	2005	2004
	$	$	$
Earnings (loss) from continuing operations	63	(310)	(63)
Dividend requirements of preferred shares	1	1	1

Earnings (loss) from continuing operations applicable to common shares	62	(311)	(64)

Net earnings (loss)	328	(388)	(42)
Dividend requirements of preferred shares	1	1	1

Net earnings (loss) applicable to common shares	327	(389)	(43)

Weighted average number of common shares outstanding (millions)	230.5	229.7	228.7
Effect of dilutive securities (millions)	0.1	—	—

Weighted average number of diluted common shares outstanding (millions)	230.6	229.7	228.7

Basic earnings (loss) from continuing operations per share (in dollars)	0.27	(1.36)	(0.28)
Diluted earnings (loss) from continuing operations per share (in dollars)	0.27	(1.36)	(0.28)

Basic net earnings (loss) per share (in dollars)	1.42	(1.69)	(0.19)
Diluted net earnings (loss) per share (in dollars)	1.42	(1.69)	(0.19)

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 8. EARNINGS (LOSS) PER SHARE (CONTINUED)
The following table provides the securities that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted earnings (loss) per share because to do so would have been anti-dilutive for the years presented:

	2006	2005	2004
Number of shares:
Options	4,023,607	4,833,126	5,306,553
Bonus shares	80,000	136,675	226,693
Rights	84,500	84,500	84,500

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 9.

RECEIVABLES

	2006	2005
	$	$
Trade receivables	5	139
Subordinate interest in securitized receivables	285	108
Less: Allowance for doubtful accounts	(13)	(14)

	277	233
Silvicultural credits receivable	5	6
Sales taxes receivable	9	14
Other receivables	14	41

Receivables	305	294

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
In 2006, a net charge of $14 million (2005 – $8 million; 2004 – $6 million) resulted from the programs described below and was included in “Financing expenses.”
U.S. AND CANADIAN ACCOUNTS RECEIVABLE PROGRAM
In January 2002, Domtar entered into an agreement, which was renewed in December 2004 and was scheduled to mature in December 2005 for the securitization of U.S. receivables. The agreement has been extended by the administrator of the program until the new settlement. In February 2006, Domtar entered into a three-year agreement, including both U.S. and Canadian receivables. The maximum cash consideration that can be received from the sale of receivables under this combined agreement is $221 million (US$190 million).

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 9. RECEIVABLES (CONTINUED)
At December 31, the following balances were outstanding under this program:

	2006		2005
	$	US$	$	US$
Securitized receivables	308	265	271	232
Senior beneficial interest held by third parties	(23)	(20)	(163)	(140)

Subordinate interest in securitized receivables retained by Domtar	285	245	108	92

In 2006, the net cash outflow from the sale of senior beneficial interests in the U.S. and Canadian receivables was $140 million (US$120 million) (2005 – cash outflow from the sale of U.S. receivables of $9 million (US$8 million); 2004 – cash inflow from the sale of U.S. receivables of $17 million (US$14 million)) and was included in the Consolidated cash flows as a use or source of cash from receivables.
CANADIAN ACCOUNTS RECEIVABLE PROGRAM
In December 2000, Domtar entered into an agreement, which was renewed in December 2003, for the securitization of Canadian receivables for a maximum cash consideration of $75 million. On December 15, 2005, the parties agreed not to renew the agreement, which expired in December 2005. Since February 2006, Canadian receivables are sold in the new combined program mentioned above.
In 2006, the net cash inflow from the sale of senior beneficial interests in the Canadian receivables was nil (2005 – cash outflow of $58 million; 2004 – cash inflow of $5 million) and was included in the Consolidated cash flows as a use or source of cash from receivables.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 10.

INVENTORIES

	2006	2005
	$	$
Work in process and finished goods	342	376
Raw materials	107	182
Operating and maintenance supplies	126	157

	575	715

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 11.

PROPERTY, PLANT AND EQUIPMENT

	2006			2005
			Net			Net
		Accumulated	Carrying		Accumulated	Carrying
	Cost	Amortization	Amount	Cost	Amortization	Amount
	$	$	$	$	$	$
Machinery and equipment	4,540	2,090	2,450	5,604	2,683	2,921
Buildings	780	424	356	979	504	475
Timber limits and land	189	32	157	209	30	179
Assets under construction	81	—	81	59	—	59

	5,590	2,546	3,044	6,851	3,217	3,634

As at December 31, 2006, a net carrying amount of $7 million (2005 – $7 million) included in Buildings is held under capital leases ($9 million for cost (2005 – $9 million) and $2 million for accumulated amortization (2005 – $2 million)) and a net carrying amount of $4 million (2005 – $4 million) included in Timber limits and land is held under capital leases.
As at December 31, 2006, the net carrying amount of idled and permanently closed facilities amounted to $37 million (2005 – $5 million).

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 12.

OTHER ASSETS

	2006	2005
	$	$
Accrued benefit asset — defined benefit pension plans (Note 21)	213	204
Investment tax credits receivable	29	33
Unamortized debt issue costs	17	23
Future income tax assets	2	18
Investments and advances	5	12
Discount on long-term debt	9	10
Other	—	9

	275	309

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 13.

TRADE AND OTHER PAYABLES

	2006	2005
	$	$
Trade payables	286	335
Payroll-related accruals	116	119
Accrued interest	39	40
Payables on capital projects	9	8
Rebates accruals	27	15
Accrued benefit liability — defined benefit pension plans (Note 21)	2	2
Accrued benefit liability — other employee future benefit plans (Note 21)	4	6
Provision for environment and other asset retirement obligations (Note 15)	14	21
Closure and restructuring costs excluding costs for defined benefit pension plans and site remediation (Note 5)	15	75
Other	21	30

	533	651

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 14.

LONG-TERM DEBT

	Maturity	2006	2005
		$	$
The Corporation
Unsecured debentures and notes
10% Debentures	2011	82	82
7.875% Notes (2006 and 2005 - US$600)	2011	699	700
5.375% Notes (2006 and 2005 - US$350)	2013	408	408
7.125% Notes (2006 and 2005 - US$400)	2015	466	466
9.5% Debentures (2006 and 2005 -US$125)	2016	146	146
10.85% Debentures	2017	75	75
Unsecured revolving credit facility	2010	—	160
Capital lease obligations	2028	11	11
Other		4	5

		1,891	2,053

Norampac
Unsecured notes
6.75% Notes (2006 - nil and 2005 - US$125)	2013	—	146
Secured revolving credit facility
(2006 - nil; 2005 CAN$49 and €7)	2008	—	58
Other		—	2

		—	206

		1,891	2,259
Less: Due within one year		2	2

		1,889	2,257

As at December 31, 2006, principal long-term debt repayments, including capital lease obligations, in each of the next five years amounted to:

2007	2008	2009	2010	2011
$	$	$	$	$
2	—	3	—	781

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 14. LONG-TERM DEBT (CONTINUED)
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
BANK FACILITY
The Corporation has an unsecured revolving credit facility of US$600 million that expires in 2010.
Borrowings under this unsecured revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or U.S. dollar LIBOR rate or on the Canadian or U.S. prime rate, each with an added spread that varies with Domtar’s credit rating. This credit facility also requires commitment fees that vary with Domtar’s credit rating.
As at December 31, 2006, there were no borrowings (2005 – $175 million, of which $15 million was in the form of overdraft and included in “Bank indebtedness,” and $160 million was included in “Long-term debt”) under the unsecured revolving credit facility that was outstanding. In addition, as at December 31, 2006, the Corporation had outstanding letters of credit pursuant to this bank credit for an amount of $18 million (2005 – $21 million). The Corporation also has other outstanding letters of credit for an amount of $3 million (2005 – $5 million). A provision of $4 million (2005 – $4 million) was recorded related to letters of credits.
In 2006, the interest rates on outstanding borrowings under the bank facilities ranged from 5.00% to 6.50% (2005 – from 3.21% to 7.25%).
The Corporation’s borrowing agreements contain restrictive covenants. In particular, the Corporation’s bank facility requires compliance with certain financial ratios on a quarterly basis.
Certain debt agreements require the Corporation to indemnify the parties in the event of changes in elements such as withholding tax regulations. As the nature and scope of such indemnifications are contingent on future events, none of which can be foreseen as at December 31, 2006, and the structure of such transactions makes these events unlikely, no provisions have been recorded in the consolidated financial statements.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 14. LONG-TERM DEBT (CONTINUED)
NORAMPAC
In December 2006, the Corporation sold its investment of Norampac Inc. The information below is for comparative purposes relating to 2005.
Norampac’s debt is non-recourse to the Corporation. The following amounts represent the Corporation’s proportionate share.
UNSECURED NOTES
The 6.75% unsecured notes issued in 2003 are redeemable in whole or in part at Norampac’s option under certain conditions and subject to payment of a redemption premium.
BANK FACILITY
Norampac has a five-year secured revolving credit facility of $175 million maturing in 2008. The revolving credit facility is secured by all the inventories and receivables of Norampac Inc. and its North American subsidiaries and by property, plant and equipment at two of its containerboard mills and three of its converting facilities. Also, this facility requires compliance with certain covenants. As at December 31, 2005, the Corporation’s proportionate share of assets secured under this revolving credit facility relating to receivables, inventories and property, plant and equipment amounted to $98 million, $69 million and $223 million, respectively. Borrowings under this credit facility bear interest at floating rates plus a borrowing margin based on Norampac’s credit rating. Standby fees are payable on Norampac’s available unused credit lines at an annual rate that varies according to Norampac’s credit rating.
As at December 31, 2005, $58 million of borrowings under the secured revolving credit facility were outstanding. In addition, as at December 31, 2005, Norampac had outstanding letters of credit pursuant to this bank credit for an amount of $4 million. No provision was recorded related to outstanding letters of credits.
In 2005, the interest rates on outstanding borrowings under the revolving credit facility ranged from 3.44% to 5.56%.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 15.

OTHER LIABILITIES AND DEFERRED CREDITS

	2006	2005
	$	$
Other liabilities
Accrued benefit liability — other employee future benefit plans (Note 21)	68	94
Accrued benefit liability — defined benefit pension plans (Note 21)	26	30
Provision for environment and other asset retirement obligations	40	42
Other	27	45

Deferred credits
Deferred gain on contribution of net assets to Norampac	—	34
Deferred net gain on early settlements of interest rate swap contracts	12	24
Deferred foreign exchange gain on translation of long-term debt (a)	41	48
Investment tax credits and other	9	14

	223	331

(a) In 2006, $7 million of the gain was recognized to earnings and the remaining $41 million will be recognized to earnings in 2016.
ASSET RETIREMENT OBLIGATIONS
The asset retirement obligations are principally linked to landfill capping obligations, asbestos removal obligations and demolition of certain abandoned buildings. As at December 31, 2006, Domtar has estimated the net present value of its asset retirement obligations to be $21 million (2005 – $23 million); the present value was based on probability weighted undiscounted cash outflow of $50 million (2005 – $41 million). The majority of asset retirement obligations are estimated to be settled prior to December 31, 2025. However, some settlement scenarios call for obligations to be settled as late as December 31, 2046. Domtar’s credit adjusted risk-free rates were used to calculate the net present value of the asset retirement obligations. The rates used vary between 4.50% and 9.40%, based on the prevailing rate at the moment of recognition of the liability and on its settlement period.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 15. OTHER LIABILITIES AND DEFERRED CREDITS (CONTINUED)
The following table reconciles Domtar’s asset retirement obligations:

	2006	2005
	$	$
Asset retirement obligations, beginning of year	23	25
Liabilities incurred during the year	—	2
Revisions to estimated cash flows	(1)	(1)
Revisions to estimated cash flows related to restructurings (Note 5)	(1)	(3)
Discontinued operations (Note 4)	(1)	—
Accretion expense	1	1
Effect of foreign currency exchange rate change	—	(1)

Asset retirement obligations, end of year	21	23

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 16.

COMMITMENTS AND CONTINGENCIES
ENVIRONMENT
Domtar is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities.
In 2006, Domtar’s operating expenditures for environmental matters, as described in Note 1, amounted to $60 million (2005 – $68 million; 2004 – $69 million).
Domtar made capital expenditures for environmental matters of $9 million in 2006 (2005 – $17 million; 2004 – $22 million) for the improvement of air emissions, effluent treatment and remedial actions to address environmental compliance. At this time, Domtar cannot reasonably estimate the additional capital expenditures that may be required. However, management expects any additional required expenditure would not have a material adverse effect on Domtar’s financial position, earnings or cash flows.
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
As at December 31, 2006, Domtar had a provision of $54 million (2005 – $63 million) for environmental matters and other asset retirement obligations. Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, management believes that such additional remediation costs would not have a material adverse effect on Domtar’s financial position, earnings or cash flows.
In addition, the pulp and paper industry in the United States is subject to Boiler Maximum Achievable Control Technology (MACT) Rules that further regulate effluent and air emissions. Domtar complies with all present regulations and anticipates spending approximately $4 million over the next year to meet such requirements.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 16. COMMITMENTS AND CONTINGENCIES (CONTINUED)
As at December 31, 2006, anticipated undiscounted payments in each of the next five years were as follows:

	2007	2008	2009	2010	2011	Thereafter	Total
	$	$	$	$	$	$	$
Environmental provision and other asset retirement obligations	12	10	7	3	6	16	54
Boiler MACT Rules	4	—	—	—	—	—	4

CONTINGENCIES
In the normal course of operations, Domtar becomes involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims, and labour issues. While the final outcome with respect to actions outstanding or pending as at December 31, 2006, cannot be predicted with certainty, it is management’s opinion that their resolution will not have a material adverse effect on Domtar’s financial position, earnings or cash flows.
E.B. EDDY ACQUISITION
On July 31, 1998, the Corporation acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of the Corporation in specified circumstances, the Corporation may have had to pay up to a maximum of $120 million, an amount which is gradually declining over a 25-year period. As at December 31, 2006, the maximum amount of the purchase price adjustment was $110 million. No provision was recorded for this potential purchase price adjustment.
LEASE AND OTHER COMMERCIAL COMMITMENTS
The Corporation has entered into operating leases for property, plant and equipment. The Corporation also has commitments to purchase property, plant and equipment, roundwood, wood chips, gas, electricity and certain chemicals. Minimum future payments under these operating leases and other commercial commitments, determined as at December 31, 2006, were as follows:

	2007	2008	2009	2010	2011	Thereafter	Total
	$	$	$	$	$	$	$
Operating leases	20	17	13	11	9	17	87
Other commercial commitments	85	34	25	9	7	6	166

Total operating lease expense amounted to $28 million in 2006 (2005 – $35 million; 2004 – $38 million).

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 16. COMMITMENTS AND CONTINGENCIES (CONTINUED)
GUARANTEES
INDEMNIFICATIONS
In the normal course of business, the Corporation offers indemnifications relating to the sale of its businesses and real estate. In general, these indemnifications may relate to claims from past business operations, the failure to abide by covenants and the breach of representations and warranties included in the sales agreements. Typically, such representations and warranties relate to taxation, environmental, product and employee matters. The terms of these indemnification agreements are generally for an unlimited period of time. As at December 31, 2006, the Corporation is unable to estimate the potential maximum liabilities for these types of indemnification guarantees as the amounts are contingent upon the outcome of future events, the nature and likelihood of which cannot be reasonably estimated at this time. Accordingly, no provisions have been recorded. These indemnifications have not yielded significant expenses in the past.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 17.

STATED CAPITAL AND STOCK BASED COMPENSATION
PREFERRED SHARES
The outstanding preferred shares at December 31, were as follows:

	2006		2005
	Number		Number
	of shares	$	of shares	$
Preferred shares
Series A	67,476	1	68,176	2
Series B	1,230,000	31	1,350,000	34

		32		36

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
The Corporation has undertaken to make all reasonable efforts to purchase quarterly, for cancellation, 1% of the number of Series A and Series B Preferred shares outstanding on April 2, 1992, at prices not exceeding $25.00 per share. In connection therewith, preferred shares purchased for cancellation were as follows:

	2006		2005		2004
	Number	Average price	Number	Average price	Number	Average price
	of shares	per share	of shares	per share	of shares	per share
		$		$		$
Series A	700	25.05	1,400	25.00	—	—
Series B	120,000	20.91	120,000	22.57	120,000	24.68

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 17. STATED CAPITAL AND STOCK BASED COMPENSATION (CONTINUED)
COMMON SHARES
The Corporation is authorized to issue an unlimited number of common shares. In 2006, no cash dividend has been declared on these shares (2005 – $0.18 per share; 2004 – $0.24 per share). The changes in the number of outstanding common shares and their aggregate stated value from January 1, 2004 to December 31, 2006, were as follows:

	2006		2005		2004
	Number		Number		Number
	of shares	$	of shares	$	of shares	$
Balance at beginning of year	230,967,490	1,795	230,237,356	1,788	228,860,806	1,768
Shares issued
Stock option and share purchase plans	609,212	5	730,134	7	1,376,550	20

Balance before share purchase financing agreements	231,576,702	1,800	230,967,490	1,795	230,237,356	1,788
Share purchase financing agreements	(828,755)	(12)	(845,770)	(12)	(947,105)	(13)

Balance at end of year	230,747,947	1,788	230,121,720	1,783	229,290,251	1,775

Book value per common share at end of year		8.27		6.84		8.75

Book value per common share is the sum of the stated value of common shares, contributed surplus, retained earnings and accumulated foreign currency translation adjustments divided by the number of common shares outstanding at year-end.
As at December 31, 2006, the Corporation had a receivable from its employees of $12 million (2005 – $12 million; 2004 – $13 million) related to share purchase loans granted to them. These shares are held in trust as security for the loans that are interest bearing at the dividend rate and with defined repayment terms not exceeding 10 years. At the end of the year, there were 828,755 shares (2005 – 845,770 shares; 2004 – 947,105 shares) held in trust in respect to employee loans for which the market value was $9.85 (2005 – $6.71; 2004 – $14.50) per share. These loans were included as a reduction of “Common shares.”

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 17. STATED CAPITAL AND STOCK BASED COMPENSATION (CONTINUED)
RESTRICTED STOCK PLAN
The Restricted Stock Plan (RSP), was introduced in 2005. Under the RSP, Domtar’s common shares may be granted to executive and other key employees. The Corporation or a trustee selected by the Corporation in its discretion will acquire, on the secondary market, the number of common shares granted. The common shares granted pursuant to the RSP shall be held in trust for the benefit of the participant with a trust company for a period which may not exceed three years from the date of each grant. At the end of the restricted period, and provided that the participant has remained in continuous employment with the Corporation since the date of grant, the participant will be entitled to receive a share certificate representing 1) the number of shares of the initial grant, and 2) the additional shares accumulated in the participant’s account by reinvestment of dividends, if any. During the restricted period, no participant shall be entitled to exercise voting rights or any other rights attaching to the ownership of the shares, nor shall any participant be considered the beneficial owner of any shares until they become fully vested upon termination of the applicable restricted period.
During 2006, 341,765 common shares were acquired and are held in trust pursuant to the RSP (2005 – 394,080). The total expense recognized in Domtar’s results of operations related to these common shares amounted to $2 million in 2006 (2005 – $1 million).
EXECUTIVE STOCK OPTION AND SHARE PURCHASE PLAN
Under the Executive Stock Option and Share Purchase Plan (Plan), options may be granted to selected eligible employees. Options are granted at a price equal to the market value on the day immediately preceding the date the options were granted and generally expire 10 years after the date of the grant. Normally, one quarter of the options may be exercised at each anniversary date of the grant. In 2005, the rights feature of the Plan was eliminated. Previously granted rights were not affected by this measure. The actual granted rights permit eligible employees to purchase shares at 90% of the quoted market value on the day immediately preceding the date the rights were granted, and provide for a one-for-four bonus share to be issued on the third anniversary date of the grant of the rights.
In 2005, a new feature was introduced to the Plan for all grants starting with 2005 going-forward. Options granted before 2005 are not affected by this new feature. Pursuant to this new feature, the granted stock options will vest in four increments of 25% on each anniversary date of the grant. When vested, the relevant annual portion will be available for exercise provided the price of Domtar’s common shares on the exercise date has increased by at least 20% over the grant price. Upon exercise, 60% of the difference between the fair market value of Domtar’s common shares at the time of exercise and the grant price must be converted in common share of Domtar which must be held by the participant for at least 12 months after the date of exercise. Any annual portion that has not been exercised on or before the expiry date of the option will automatically lapse on such expiry date. The option has been granted for a period of six years, subject to the terms and conditions of the Plan.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 17. STATED CAPITAL AND STOCK BASED COMPENSATION (CONTINUED)
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
In June 2001, 1,050,000 stock options were granted to members of the Management Committee. Pursuant to this grant, and except in certain specified circumstances, there was no prorata or early vesting prior to January 1, 2004, at which time the options became fully vested if the holder of the options was still an employee of Domtar. After vesting, the options may not be exercised unless both of the following two conditions have been met: 1) at any time between January 1, 2001 and December 31, 2003, the weighted average trading price of the Domtar’s common shares during 20 consecutive trading days on the Toronto Stock Exchange has reached or exceeded $16.70, $18.51 or $20.32, whereupon 25%, 50% or 100%, respectively, of the options granted become exercisable; and 2) the appreciation in the market value of the Domtar’s common shares between January 1, 2001 and the exercise date is equal to or exceeds the increase in the Standard & Poor’s U.S. Paper & Forest Products index during the same period. As at December 31, 2006, only 14% of the options are exercisable, provided the above-mentioned conditions are met, and the remaining 86% have been cancelled, as the objectives of the program have not been attained.
The fair value of options granted during the years ended December 31, 2006, 2005 and 2004 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005	2004
Risk-free interest rate	4.0%	4.0%	4.2%
Annual dividends per shares (in dollars)	—	$0.24	$0.24
Expected lives (years)	6	6	6
Volatility	34.3%	30.6%	33.4%
Estimated realization percentage-performance options	84.5%	61.4%	69.8%
Weighted average fair value of options granted during the year (in dollars per option)	$5.24	$2.95	$3.68

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 17. STATED CAPITAL AND STOCK BASED COMPENSATION (CONTINUED)
Changes in the number of options outstanding were as follows:

	2006		2005			2004
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of options	price	of options	price	of options	price
		$		$		$
Outstanding at beginning of year	4,833,126	14.38	5,306,553	14.83	5,688,264	14.22
Granted	528,250	6.23	495,250	11.44	1,266,000	15.53
Exercised	—	—	(21,847)	11.12	(540,270)	11.57
Cancelled	(515,218)	14.45	(946,830)	15.44	(1,107,441)	14.08
Expired	(321,301)	11.67	—	—	—	—

Outstanding at end of year	4,524,857	13.62	4,833,126	14.38	5,306,553	14.83

Options exercisable at end of year	2,171,257	14.27	2,424,793	13.77	2,287,587	13.79

The following table summarizes the information about options outstanding and exercisable as at December 31, 2006:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
Range of exercise prices	of options	contractual life	exercise price	of options	exercise price
			$		$
$6.23 - $9.18	512,250	5.1	6.29	11,000	9.18
$9.19 - $13.26	1,306,382	3.1	11.60	925,882	11.66
$13.27 - $16.52	2,706,225	5.6	15.98	1,234,375	16.27

	4,524,857	4.8	13.62	2,171,257	14.27

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 17. STATED CAPITAL AND STOCK BASED COMPENSATION (CONTINUED)
During the year, no shares (2005 – nil; 2004 – 353,900) were issued pursuant to the exercise of rights and 61,425 bonus shares (2005 – 70,393; 2004 – 52,730) were issued. The total expense recognized in Domtar’s results of operations related to these rights and bonus shares amounted to $3 million in 2006 (2005 – $4 million; 2004 – $2 million). As at December 31, 2006, 80,000 bonus shares could be issued over the next year.
As at December 31, 2006, 16,000,000 common shares (2005 – 16,000,000; 2004 – 16,000,000) were authorized for issuance under the Plan. Since its inception, 6,119,260 shares have been issued under this plan. These common shares are issued from treasury.
During the year, under the Executive Stock Option and Share Purchase Plan and the Employee Share Purchase Plan, as described below, $3 million (2005 – $5 million; 2004 – $4 million) was included in “Contributed surplus” in conjunction with the recognition of stock-based compensation expense. The total compensation cost related to non-vested Executive Stock Option and Shares Purchase Plans not yet recognized is $2 million as at December 31, 2006. The weighted average period over which this cost is expected to be recognized is one year.
DEFERRED SHARE UNIT PLANS
OUTSIDE DIRECTORS
Under the Deferred Share Unit Plan for Outside Directors of the Corporation, deferred share units (DSUs), equivalent in value to a common share, may be granted to eligible directors. In addition, participants may elect to receive their annual retainer and attendance fees in DSUs. A participant shall receive, not later than the 31st of January following the end of the year during which the participant ceases to be a member of the Board of Directors, a lump sum payment in cash equal to the number of DSUs recorded in the participant’s account on the termination date multiplied by the termination date value of the common shares or, if the participant so elects, a number of common shares to be purchased on the open market equal to the number of DSUs then recorded in the participant’s account less, in either case, any applicable withholding tax. A participant account shall be credited with dividend equivalents in the form of additional DSUs when normal cash dividends are paid on common shares. Upon payment in full of the DSUs, they shall be cancelled. The total expense (reversal) recognized in Domtar’s results of operations amounted to $1.9 million in 2006 (2005 – $(0.3) million; 2004 – $0.4 million). In 2006, 116,644 DSUs (2005 – 99,389; 2004 – 37,940) were issued and no DSUs (2005 – nil; 2004 – 45,334) were redeemed. As at December 31, 2006, 346,166 DSUs (2005 – 229,523; 2004 – 130,134) were outstanding.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 17. STATED CAPITAL AND STOCK BASED COMPENSATION (CONTINUED)
EXECUTIVES
Under the Executive Deferred Share Unit Plan of the Corporation, DSUs may be granted to eligible executives. A participant shall receive, no later than the 31st of January following the end of the year during which occurred the participant’s date of retirement, death, determination of long-term disability or termination of employment at the end of a continuous period that started on or after January 1, 1999 and represents at least seven years of tenure as a member of the Management Committee, a lump sum payment in cash equal to the number of DSUs recorded in the participant’s account on one of these dates multiplied by the redemption value of the common shares or, if the participant so elects, a number of common shares to be purchased on the open market equal to the number of DSUs then recorded in the participant’s account less, in either case, any applicable withholding tax. A participant account shall be credited with dividend equivalents in the form of additional DSUs when normal cash dividends are paid on common shares. Upon payment in full of the DSUs, they shall be cancelled. In 2005, the Executive Deferred Share Unit Plan was eliminated. Previously granted DSUs are not affected by this change. The total expense (reversal) recognized in Domtar’s results of operation amounted to $0.2 million in 2006 (2005 – $(0.5) million; 2004 – $(0.6) million). As at December 31, 2006, 46,128 DSUs (2005 – 56,443; 2004 – 66,178) were outstanding under this plan.
Under the Executive Performance Share Unit Plan approved in December 2003, Performance Share Units (PSUs) may be granted to eligible executives and other key employees of Domtar or any of its affiliates. Each PSUs, subject to the vesting conditions (including certain conditions relating to the relative performance of the Domtar’s common shares) set out in each grant being fulfilled, gives a participant the right to receive one common share of Domtar or, at his option, the cash equivalent at the time of vesting. In the event a participant elects to receive common shares, Domtar will make arrangements for delivery of such shares through purchases on the open market then recorded in the participant’s account less, in either case, any applicable withholding tax. A participant account shall be credited with dividend equivalents in the form of additional PSUs when normal cash dividends are paid on common shares. The total expense recognized in Domtar’s results of operations amounted to $0.1 million in 2006 (2005 – $0.1 million; 2004 – $0.1 million), representing 551,497 (2005 – 740,812; 2004 – 725,989) units authorized and issued since the inception of the plan. In February 2007, 504,044 PSUs were cancelled.
EMPLOYEE SHARE PURCHASE PLANS
Under the Employee Share Purchase Plans, all employees are eligible to purchase common shares at a price of 90% of the quoted market value. Common shares are purchased under the plans on monthly investment dates. Shares purchased under the Canadian plan are subject to a mandatory twelve-month holding period. Employees who hold the shares for 18 months following the date of acquisition (U.S. plan) or who hold the shares purchased in any calendar year until June 30 of the following year (Canadian plan) are entitled to receive additional common shares equivalent to 10% of the cost of such shares. As at December 31, 2006, 6,050,000 common shares (2005 – 6,050,000; 2004 – 6,050,000) were authorized for issuance under the plans. During the year, 547,787 common shares (2005 – 637,894; 2004 – 421,825) were issued under the plans at an average price of $7.12 (2005 – $9.08; 2004 – $15.77) per share. Since their inception, 5,687,049 shares have been issued under these plans.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 18.

FINANCIAL INSTRUMENTS
FAIR VALUE OF FINANCIAL INSTRUMENTS

	2006		2005
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
	$	$	$	$
Long-term debt	1,918	1,891	2,064	2,259

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
In 2002, the Corporation terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $40 million (US$26 million). The net gain of $40 million recorded under “Other liabilities and deferred credits” was deferred and is recognized against financing expenses over the period of the interest rate payments ending October 2003 and October 2006, the original designated hedging period of the underlying 7.875% notes. In 2006, the net amount of $10 million (2005 – $13 million) was recognized against “Financing expenses.”
CREDIT RISK
Domtar is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, Domtar reviews new customers’ credit histories before granting credit and conducts regular reviews of existing customers’ credit performance. As at December 31, 2006, one of Domtar’s paper segment customers located in the United States represented 5% ($16 million) (2005 – 4% ($18 million)) of the receivables, prior to the effect of the receivables securitization.
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

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 18. FINANCIAL INSTRUMENTS (CONTINUED)
FOREIGN CURRENCY RISK
In order to reduce the potential negative effects of a fluctuating Canadian dollar, Domtar has entered into various arrangements to stabilize anticipated future net cash inflows denominated in U.S. dollars. The following table provides the detail of the arrangements used as hedging instruments:

	2006	2005	2006	2005
	Average exchange rate		Contractual amounts
	(CAN$/US$)		(In millions of U.S. dollars)
Forward foreign exchange contracts
0 to 12 months	—	1.24	—	295
Currency options purchased
0 to 12 months	1.12	—	360	—
Currency options sold
0 to 12 months	1.19	—	360	—

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
The fair value of derivative financial instruments generally reflects the estimated amounts that Domtar would receive or pay to settle the contracts at December 31, 2006 and 2005. As at these dates, the spot exchange rates were $1.17 and $1.17, respectively, and the fair value of the above derivative financial instruments used as hedging items was as follows:

	2006	2005
	$	$
Unrealized gains on forward foreign exchange contracts	—	22

In addition, in 2006, the Corporation entered into forward foreign exchange swap contracts of US$490 million to manage the effects of a fluctuating Canadian dollar for a period ending January 2007. These contracts are not designated as hedging instruments and they are accounted for at their fair value. The fair value of these instruments as at December 31, 2006 represented an unrealized loss of $3 million included in “Selling, general and administration” expenses.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 18. FINANCIAL INSTRUMENTS (CONTINUED)
PRICE RISK
In 2006, the Corporation entered into cash settled commodity swap agreements to manage price risk associated with purchases of bunker oil covering a period starting January 2007 and ending December 2007. These agreements fix the purchase price of bunker oil for 10,000 barrels per month. These agreements are in addition to the 2005 and 2004 contracts, which fix the purchase price of bunker oil for 20,000 and 7,000 barrels per month, respectively, ending December 2006. These contracts are designated as hedging instruments and hedge approximately 12% of estimated bunker oil purchases of 2007. The fair value of these instruments as at December 31, 2006 represented an unrealized loss of $1 million (2005 – unrealized gain of $1 million).
During 2004, the Corporation entered into a cash settled commodity swap agreement to manage price risk associated with sales of NBSK pulp covering a period starting July 2004 and ending June 2007. The agreement fixes the sale price of NBSK pulp for 1,000 tonnes per month for 36 months. This agreement is in addition to the 2003 and 2002 contracts, which fix the sale price of NBSK pulp for 1,500 tonnes per month for 36 months and expired in April 2006 and October 2005, respectively. These contracts are not designated as hedging instruments and they are accounted for at their fair value. The fair value of these remaining instruments as at December 31, 2006, was negative $1 million (2005 – negative $1 million).

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 19.

ACCUMULATED FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

	2006	2005	2004
	$	$	$
Balance at beginning of year	(205)	(190)	(145)
Disposal of business (Note 4)	4	—	—
Effect of changes in exchange rates during the year:
On net investment in self-sustaining foreign subsidiaries	(1)	(69)	(141)
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries	1	65	117
Future income taxes thereon	(1)	(11)	(21)

Balance at end of year	(202)	(205)	(190)

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 20.

INTERESTS IN JOINT VENTURES
The following amounts represent the Corporation’s proportionate interests in its joint ventures (Anthony-Domtar Inc. and Gogama Forest Products Inc.):

	2006	2005
	$	$
Assets
Current assets	16	12
Long-term assets	15	17
Norampac (Note 4)	—	668

Liabilities
Current liabilities	6	4
Long-term liabilities	1	1
Norampac (Note 4)	—	403

	2006	2005	2004
	$	$	$
Earnings
Sales	29	10	14
Operating expenses	(26)	(12)	(15)

Operating profit (loss)	3	(2)	(1)
Financing expenses	2	1	1

Net earnings (loss) from continuing operations	1	(3)	(2)
Net earnings (loss) from Norampac, excluding gain on disposal (Note 4)	37	(2)	34

Net earnings (loss)	38	(5)	32

Cash flows
Cash flows provided from (used for) operating activities	8	(4)	(2)
Cash flows used for investing activities	(1)	—	(11)
Cash flows provided from (used for) financing activities	(1)	(1)	9
Cash flows provided from Norampac (Note 4)	—	38	13

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 21.

PENSION PLANS AND OTHER EMPLOYEE FUTURE BENEFIT PLANS
DEFINED CONTRIBUTION PLANS
Domtar contributes to several defined contribution, multi-employer and 401(k) plans. The pension expense under these plans is equal to Domtar’s contribution. The 2006 pension expense was $15 million (2005 – $17 million; 2004 – $17 million) ($4 million related to discontinued operations (2005 – $4 million; 2004 – $4 million)).
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
In 2006, pursuant to the decision in November 2005 to close the Cornwall and Ottawa, Ontario paper mills, the Corporation has declared a partial wind-up of the non-unionized and unionized plans related to the Ontario participants in the plan.
OTHER EMPLOYEE FUTURE BENEFIT PLANS
The post-retirement and post-employment plans are unfunded.
Components of net periodic benefit cost

	Pension plans			Other employee future benefit plans
	2006	2005	2004	2006	2005	2004
	$	$	$	$	$	$
Service cost for the year	34	35	35	3	4	3
Interest expense	79	78	74	6	7	7
Actual return on plan assets	(118)	(131)	(104)	—	—	—
Recognized actuarial loss (gain)	(31)	164	34	(10)	3	3
Plan amendments	12	44	3	(4)	(5)	1
Curtailment and settlement loss (gain) (Note 5)	6	17	2	(5)	(1)	1

Costs arising in the period	(18)	207	44	(10)	8	15

Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets	38	47	23	—	—	—
Actuarial loss (gain)	55	(151)	(22)	11	(2)	(1)
Plan amendments	(6)	(39)	(1)	3	5	(1)

Net periodic benefit cost	69	64	44	4	11	13

Net periodic benefit cost, related to:
Continuing operations	64	62	40	2	10	10
Discontinued operations (Note 4)	5	2	4	2	1	3

Net periodic benefit cost	69	64	44	4	11	13

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 21. PENSION PLANS AND OTHER EMPLOYEE FUTURE BENEFIT PLANS (CONTINUED)
Domtar’s funding policy is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Past service obligations primarily arise from improvements to plan benefits.
The latest actuarial valuations were conducted as at:
-	March 31, 2006, for plans representing approximately 74% of the total plans asset fair value,

-	December 31, 2005, for plans representing approximately 20% of the total plans asset fair value,

-	January 1, 2006, for plans representing approximately 5% of the total plans asset fair value,

-	January 1, 2004, for plans representing approximately 1% of the total plans asset fair value.
These valuations indicated a funding deficiency. The next actuarial valuations will be completed between December 31, 2006 and January 1, 2009. Domtar expects to contribute a total amount of $88 million in 2007 compared to $86 million in 2006 (2005 – $85 million; 2004 – $80 million) to the pension plans. The contributions made in 2006 to the other employee future benefit plans amounted to $7 million (2005 – $9 million; 2004 – $8 million).
CHANGE IN ACCRUED BENEFIT OBLIGATION
The following table represents the change in the accrued benefit obligation as determined by independent actuaries:

	Pension plans		Other employee future benefit plans
	2006	2005	2006	2005
	$	$	$	$
Accrued benefit obligation at beginning of year	1,582	1,323	125	121
Service cost for the year	29	35	3	4
Interest expense	70	78	4	7
Plan participants’ contributions	8	13	—	—
Actuarial loss (gain)	(23)	173	(3)	9
Plan amendments	12	44	(4)	(5)
Benefits paid	(71)	(74)	(7)	(9)
Disposal of business (Note 4)	(171)	—	(27)	—
Settlement	(7)	(4)	—	—
Curtailment	(2)	(3)	(6)	(6)
Acquisitions	—	—	—	5
Effect of foreign currency exchange rate change	—	(3)	—	(1)

Accrued benefit obligation at end of year	1,427	1,582	85	125

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 21. PENSION PLANS AND OTHER EMPLOYEE FUTURE BENEFIT PLANS (CONTINUED)
CHANGE IN FAIR VALUE OF ASSETS
The following table represents the change in the fair value of assets reflecting the actual return on plan assets, the contributions and the benefits paid during the year:

	Pension plans		Other employee future benefit plans
	2006	2005	2006	2005
	$	$	$	$
Fair value of assets at beginning of year	1,300	1,151	—	—
Actual return on plan assets	103	131	—	—
Employer contributions	86	85	7	9
Plan participants’ contributions	8	13	—	—
Benefits paid	(71)	(74)	(7)	(9)
Disposal of business (Note 4)	(159)	—	—	—
Settlement	(7)	(4)	—	—
Effect of foreign currency exchange rate change	—	(2)	—	—

Fair value of assets at end of year	1,260	1,300	—	—

DESCRIPTION OF ASSETS OF THE PENSION PLANS
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
The following table shows the allocation of the plan assets, based on the fair value of the assets held at December 31, 2006 and 2005 and the target allocation for 2006:

	Target	Percentage plan assets as at
	allocation		December 31
		2006	2005
Fixed income securities	58% - 68%	63%	63%
Equity securities	32% - 42%	37%	37%

Total		100%	100%

Domtar has indemnified and held harmless the trustees of Domtar pension funds, and the respective officers, directors, employees and agents of such trustees, from any and all costs and expenses arising out of the performance of their obligations under the relevant trust agreements, including in respect of their reliance on authorized instructions of Domtar or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements. As at December 31, 2006, Domtar has not recorded a liability associated with these indemnifications, as Domtar does not expect to make any payments pertaining to these indemnifications.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 21. PENSION PLANS AND OTHER EMPLOYEE FUTURE BENEFIT PLANS (CONTINUED)
RECONCILIATION OF FUNDED STATUS TO AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS
The following tables present the difference between the fair value of assets and the actuarially determined accrued benefit obligation as at December 31, 2006 and 2005. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.
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

	Pension plans		Other employee future benefit plans
	2006	2005	2006	2005
	$	$	$	$
Accrued benefit obligation at end of year	1,427	1,582	85	125
Fair value of assets at end of year	(1,260)	(1,300)	—	—

Funded status	(167)	(282)	(85)	(125)
Reconciliation of funded status to amounts recognized in the Consolidated balance sheets
Unrecognized experience losses (gains):
Deferred investment gains due to use of market-related value to determine net benefit cost	(19)	(31)	—	—
Unrecognized net actuarial loss (a)	319	436	21	28
Unrecognized past service costs	52	49	(8)	(3)

Net amount recognized in the Consolidated balance sheets	185	172	(72)	(100)

(a)	The amount to which these losses exceed the 10% corridor (representing 10% of the accrued benefit obligation) amounted to $176 million as at December 31, 2006 (2005 – $288 million) for pension plans and $14 million as at December 31, 2006 (2005 – $17 million) for other employee future benefit plans. Any such excess is amortized, commencing in the following year, over the expected average remaining service period of active employees expected to receive benefits under the plans.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 21. PENSION PLANS AND OTHER EMPLOYEE FUTURE BENEFIT PLANS (CONTINUED)

	Pension plans		Other employee future benefit plans
	2006	2005	2006	2005
	$	$	$	$
Accrued benefit asset (Note 12)	213	204	—	—
Accrued benefit liability (Notes 13 and 15)	(28)	(32)	(72)	(100)

Net amount recognized in the Consolidated balance sheets	185	172	(72)	(100)

As at December 31, 2006, the accrued benefit obligation and the fair value of defined benefit plan assets with an accrued benefit obligation in excess of fair value plan assets were $1,197 million and $1,015 million, respectively (2005 – $1,546 million and $1,263 million, respectively).
ESTIMATED FUTURE BENEFIT PAYMENTS FROM THE PLANS
Estimated future benefit payments from the plans for the next 10 years as at December 31, 2006 were as follows:

		future benefit
	Pension plans	plans
	2006	2006
	$	$
2007	70	5
2008 (a)	310	6
2009	73	5
2010	74	6
2011	76	6
2012-2016	426	27

Total estimated future benefit payments from the plans	1,029	55

(a)	Includes estimated future benefit payments from the plans of $239 million related to the partial wind-up of the non-unionized and unionized plans related to the Ontario participants in the plan in 2006.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 21. PENSION PLANS AND OTHER EMPLOYEE FUTURE BENEFIT PLANS (CONTINUED)
WEIGHTED-AVERAGE ASSUMPTIONS
Domtar used the following key assumptions to measure the accrued benefit obligation and the net periodic benefit cost. These assumptions are long-term, which is consistent with the nature of employee future benefits.

	Pension plans			Other employee future benefit plans
	2006	2005	2004	2006	2005	2004
Accrued benefit obligation as at December 31:
Discount rate	5.2%	5.0%	5.8%	5.2%	5.0%	5.8%
Rate of compensation increase	2.7%	2.7%	3.4%	2.9%	3.5%	3.5%

Net periodic benefit cost for years ended December 31:
Discount rate	5.1%	5.8%	6.1%	5.2%	5.8%	6.1%
Rate of compensation increase	2.7%	3.4%	3.8%	3.3%	3.5%	3.5%
Expected long-term rate of return on plan assets	6.2%	7.2%	7.7%	N/A	N/A	N/A

Effective January 1, 2007, Domtar will use 6.3% as the expected return on plan assets, which reflects the current view of long-term investment returns.
The expected return on plan assets assumption is based on an analysis of the target asset allocation and expected return by asset class. This rate is adjusted for an equity risk premium and by 0.5% to take into consideration the active investment management of the plan assets.
For measurement purposes, 6.0% weighted-average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2007. The rate was assumed to decrease gradually to 3.7% by 2012 and remain at that level thereafter. An increase or decrease of 1% of this rate would have the following impact:

	Increase of 1%	Decrease of 1%
	$	$
Impact on net periodic benefit cost for other employee future benefit plans	1	(1)
Impact on accrued benefit obligation	6	(5)

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 22.

SEGMENTED DISCLOSURES
Domtar operates in the three reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:
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
Segmented data

	2006	2005	2004
	$	$	$
Sales from continuing operations
Papers	2,796	2,900	3,086
Paper Merchants	1,051	1,047	1,057
Wood	461	697	671

Total for reportable segments	4,308	4,644	4,814
Intersegment sales — Papers	(269)	(273)	(281)
Intersegment sales — Wood	(50)	(124)	(130)

Consolidated sales from continuing operations	3,989	4,247	4,403

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 22. SEGMENTED DISCLOSURES (CONTINUED)
Segmented data (continued)

	2006	2005	2004
	$	$	$
Amortization, write-down of property, plant and equipment and impairment loss from continuing operations
Papers (a)	245	482	274
Paper Merchants	3	4	3
Wood (a)	36	68	59

Consolidated amortization, write-down of property, plant and equipment and impairment loss from continuing operations	284	554	336

Operating profit (loss) from continuing operations
Papers (a) (c) (d) (e) (f)	121	(329)	17
Paper Merchants (b)	13	3	20
Wood (a) (g)	117	(33)	(27)

Total for reportable segments	251	(359)	10
Corporate (c)	(14)	10	13

Consolidated operating profit (loss) from continuing operations	237	(349)	23

Segment assets
Papers	3,304	3,423	3,826
Paper Merchants	148	146	125
Wood	408	476	510

Total for reportable segments	3,860	4,045	4,461
Corporate	1,071	430	418
Discontinued operations (Note 4)	24	717	802

Consolidated assets	4,955	5,192	5,681

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 22. SEGMENTED DISCLOSURES (CONTINUED)
Segmented data (continued)

	2006	2005	2004
	$	$	$
Additions to property, plant and equipment from continuing operations
Papers	76	112	136
Paper Merchants	1	1	2
Wood	16	19	18

Total for reportable segments	93	132	156
Corporate	21	3	3

Consolidated additions to property, plant and equipment	114	135	159
Add: Change in payables on capital projects	(6)	4	8

Consolidated additions to property, plant and equipment per Consolidated cash flows from continuing operations	108	139	167

Geographic information

	2006	2005	2004
	$	$	$
Sales from continuing operations (h) (i)
Canada	719	702	733
United States	3,053	3,369	3,470
Other foreign countries	217	176	200

	3,989	4,247	4,403

Property, plant and equipment and goodwill

Canada	1,385	1,886	2,324
United States	1,665	1,822	1,953
Other foreign countries	—	18	22

	3,050	3,726	4,299

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 22. SEGMENTED DISCLOSURES (CONTINUED)

(a)	Refer to Note 5 for amounts related to closure and restructuring costs.

(b)	The operating profit for the year ended December 31, 2005 reflects a $12.5 million charge relating to a legal settlement with regards to the sales of carbonless paper in Ontario and Quebec during a one-year period spanning part of 1999 and 2000.

(c)	The operating profit (loss) for the year ended December 31, 2006 includes a loss of $4 million (2005 – gain of $5 million; 2004 – loss of $3 million) representing the loss on the marked to market of the pulp swap contracts.

(d)	The operating loss for the year ended December 31, 2006 includes the recognition of $15 million (2005 – $4 million; 2004 – $4 million) for investment tax credits related to research and development expenses of current and prior years, reflected as a reduction of the “Cost of sales.”

(e)	The operating profit for the year ended December 31, 2006 includes a gain on the sale of land in the amount of $10 million.

(f)	The operating profit for the year ended December 31, 2004 includes gains on sales of timberlands in the amount of $33 million.

(g)	The operating profit for the year ended December 31, 2006 includes antidumping and countervailing duties refund in the amount of $164 million.

(h)	Sales are attributed to countries based on the location of the external customers.

(i)	In 2006, export sales from Canada were $1,031 million (2005 – $1,444 million; 2004 – $1,492 million).

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 23.

RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The Consolidated earnings and Consolidated balance sheets have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following are the significant differences in accounting principles as they pertain to the Consolidated earnings and the Consolidated balance sheets.
(A) NET EARNINGS ADJUSTMENTS
The following table provides a reconciliation of the net earnings (loss) from Canadian to U.S. GAAP:

	2006	2005	2004
	$	$	$
Net earnings (loss) from continuing operations in accordance with Canadian GAAP	63	(310)	(63)
Adjustments with respect to the following items:
Pension plans cost (1)	(7)	(13)	(1)
Other employee future benefit plans cost (2)	1	5	1
Revenue stream hedge (3)	(7)	—	4
Foreign currency hedging contracts (4)	—	—	(12)
Commodity hedging contracts (5)	—	—	(2)
Interest rate swap contracts (6)	(10)	(13)	(13)
Acquisition of E.B. Eddy (8)	(21)	(80)	(6)
Tax effect of the above adjustments	12	12	9

Earnings (loss) from continuing operations in accordance with U.S. GAAP	31	(399)	(83)
Earnings (loss) from discontinued operations, net of income taxes (10)	225	(103)	7

Net earnings (loss) in accordance with U.S. GAAP	256	(502)	(76)
Dividend requirements of preferred shares	1	1	1

Net earnings (loss) applicable to common shares in accordance with U.S. GAAP	255	(503)	(77)

Earnings (loss) from continuing operations per common share in accordance with U.S. GAAP (in dollars)
Basic	0.13	(1.74)	(0.37)
Diluted	0.13	(1.74)	(0.37)

Net earnings (loss) per common share in accordance with U.S. GAAP (in dollars)
Basic	1.11	(2.19)	(0.34)
Diluted	1.11	(2.19)	(0.34)

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 23. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
The following table presents the Consolidated earnings under Canadian and U.S. GAAP:

	2006		2005		2004
	$	$	$	$	$	$
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Sales	3,989	3,961	4,247	4,237	4,403	4,389
Operating expenses
Cost of sales	3,392	3,391	3,720	3,718	3,798	3,788
Selling, general and administrative	218	218	231	230	245	245
Amortization	284	302	329	406	325	329
Antidumping and countervailing duties refund	(164)	(164)	—	—	—	—
Closure and restructuring costs	35	35	317	323	49	49
Net gains on disposals of property, plant and equipment	(13)	(13)	(1)	(1)	(37)	(37)

	3,752	3,769	4,596	4,676	4,380	4,374

Operating profit (loss) from continuing operations	237	192	(349)	(439)	23	15
Financing expenses	150	156	144	143	141	136
Share of joint ventures’ net (earnings) loss (7 & 9)	—	(1)	—	3	—	3
Derivative instruments loss (4 to 6)	—	10	—	13	—	27

Earnings (loss) from continuing operations before income taxes	87	27	(493)	(598)	(118)	(151)
Income tax expense (recovery)	24	(4)	(183)	(199)	(55)	(68)

Earnings (loss) from continuing operations	63	31	(310)	(399)	(63)	(83)
Earnings (loss) from discontinued operations, net of income taxes (10)	265	225	(78)	(103)	21	7

Net earnings (loss)	328	256	(388)	(502)	(42)	(76)
Dividend requirements of preferred shares	1	1	1	1	1	1

Net earnings (loss) applicable to common shares	327	255	(389)	(503)	(43)	(77)

Earnings (loss) from continuing operations per common share (in dollars)
Basic	0.27	0.13	(1.36)	(1.74)	(0.28)	(0.37)
Diluted	0.27	0.13	(1.36)	(1.74)	(0.28)	(0.37)
Net earnings (loss) per common share (in dollars)
Basic	1.42	1.11	(1.69)	(2.19)	(0.19)	(0.34)
Diluted	1.42	1.11	(1.69)	(2.19)	(0.19)	(0.34)

See section (E) for the reconciliation of the Consolidated earnings items.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 23. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(B) BALANCE SHEET ADJUSTMENTS
The following table presents the Consolidated balance sheets under Canadian and U.S. GAAP:

	2006		2005
	$	$	$	$
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
Assets
Current assets
Cash and cash equivalents	649	642	83	68
Receivables	305	318	294	212
Inventories	575	570	715	641
Prepaid expenses	14	14	11	8
Income and other taxes receivable	18	18	16	15
Future income taxes	45	45	38	38

	1,606	1,607	1,157	982

Property, plant and equipment	3,044	3,075	3,634	3,304

Assets held for sale	24	24	—	—
Goodwill	6	6	92	23
Investments in joint ventures (7)	—	22	—	289
Other assets	275	23	309	243

	4,955	4,757	5,192	4,841

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	62	62	21	14
Trade and other payables	533	533	651	564
Income and other taxes payable	20	19	29	29
Long-term debt due within one year	2	1	2	1

	617	615	703	608

Long-term debt	1,889	1,863	2,257	2,017
Future income taxes	285	198	292	180
Other liabilities and deferred credits	223	338	331	464

Shareholders’ equity
Preferred shares	32	32	36	36
Common shares	1,788	1,788	1,783	1,783
Contributed surplus	15	15	14	14
Retained earnings (deficit)	308	290	(19)	35
Accumulated foreign currency translation adjustments	(202)	—	(205)	—
Accumulated other comprehensive income (loss)	—	(382)	—	(296)

	1,941	1,743	1,609	1,572

	4,955	4,757	5,192	4,841

See section (F) for the reconciliation of the Consolidated balance sheets items.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 23. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(C) DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP
Significant differences between Canadian and U.S. GAAP are described below.
(1) PENSION PLANS COST
On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs. These recommendations essentially harmonized Canadian GAAP with U.S. GAAP in effect at the time and were applied retroactively without restating prior years.
In the fourth quarter of 2006, Domtar adopted Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (FAS 158) which requires employers to recognize the overfunded or underfunded status of defined benefit pension plans as an asset or liability in its Consolidated balance sheet. Prior to the adoption of FAS 158, under U.S. GAAP, an additional minimum pension liability was recorded for plans where the accumulated benefit obligation exceeds the fair value of plan assets. The concept of additional minimum liability does not exist under Canadian GAAP. For these plans, an intangible asset was recorded up to the extent of unrecognized past service costs. The balance was recorded in “Other comprehensive income,” net of applicable income taxes. The requirement to recognize the overfunded or underfunded status of defined benefit pension plans does not exist under Canadian GAAP.
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
(2) OTHER EMPLOYEE FUTURE BENEFIT PLANS COST
On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP in effect at the time and were applied retroactively without restating prior years. In the fourth quarter of 2006, Domtar adopted FAS 158 which requires employers to recognize the overfunded or underfunded status of postretirement plans as an asset or liability in its Consolidated balance sheet with an offsetting amount in accumulated other comprehensive income. The requirement to recognize the overfunded or underfunded status of postretirement plans does not exist under Canadian GAAP.
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

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 23. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(C) DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP (CONTINUED)
(4) FOREIGN CURRENCY HEDGING CONTRACTS
On January 1, 2004, Domtar adopted the Canadian accounting recommendations relating to hedging relationships for the foreign currency contracts. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied prospectively. For contracts initiated prior to that date, Domtar has elected not to designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and resulting unrealized gains and losses are recorded to earnings. Under Canadian GAAP, gains and losses related to these contracts are included in “Sales”.
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
Under Canadian GAAP, the commodity contracts are not designated for hedge accounting, except for the bunker oil and electricity contracts. Contracts that are not designated for hedge accounting are marked to market and the resulting gains and losses are recorded in earnings. Domtar has to account for these at fair value. The fair value is re-evaluated on a regular basis and a gain or loss is recorded in earnings. For contracts that are designated for hedge accounting, the realized gains and losses are included in “Sales” or “Cost of sales” as appropriate. Gains and losses on commodity contracts relating to Norampac are included, net of taxes, in “Earnings (loss) from discontinued operations”.
(6) INTEREST RATE SWAP CONTRACTS Under Canadian GAAP, unrealized gains and losses on interest rate swap contracts designated as hedges are not recognized in the consolidated financial statements. Under U.S. GAAP, certain interest rate swap contracts cannot be designated as a hedge and are marked to market. Therefore, any fluctuations of the fair value are recorded to earnings.
In 2002, the Corporation terminated prior to maturity its interest rate swap contracts for net cash proceeds of $40 million.
Under Canadian GAAP, the net gain is deferred and recognized as a deduction of “Financing expenses” over the period of the interest rate payments initially designated as being hedged by these interest rate swap contracts.
For the year ended December 31, 2006, the amortization of the net deferred gain and related interest was $10 million under Canadian GAAP and nil under U.S. GAAP (2005 – $13 million and nil, respectively; 2004 – $13 million and nil, respectively).

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 23. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(C) DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP (CONTINUED)
(7) JOINT VENTURES
Interests in joint ventures are accounted for using the proportionate consolidation method for Canadian GAAP and using the equity method under U.S. GAAP. This difference does not affect “Net earnings (loss)” or “Shareholders’ equity.”
On December 29, 2006, Domtar sold its interest in Norampac, accordingly, Norampac was classified under discontinued operations. Prior to the sale of Domtar’s interest in Norampac on December 29, 2006, under Canadian GAAP, a portion of the gain on the contribution to Norampac was deferred and amortized. Under U.S. GAAP, this gain was fully recognized in earnings upon the formation of Norampac.
(8) ACQUISITION OF E.B. EDDY
The E.B. Eddy acquisition has been accounted for under Canadian GAAP, which at the time differed from U.S. GAAP in the accounting for income taxes, pension benefits cost and accounting for business integration provisions.
In 2005, in conjunction with the closure and restructuring costs discussed in Note 5, Domtar recorded an additional $11 million write-down on property, plant and equipment (including $2 million relating to discontinued operations) created at the time of the E.B. Eddy acquisition under U.S. GAAP.
During the fourth quarter of each fiscal year, Domtar conducts its annual impairment test on the goodwill recognized under U.S. GAAP. Accordingly, Domtar recorded a $17 million (2005 – $85 million, including $20 million relating to discontinued operations) impairment loss related to the impairment of this goodwill. The impairment losses are attributable to the impact of sustained operating losses, mill closures and restructuring efforts. The fair value of the associated reporting units was determined using a combination of valuation methods including the expected present value of future cash flows. Impairment losses are included in “Amortization”.
(9) FORMATION OF NORAMPAC
On January 1, 2000, Domtar adopted the Canadian accounting recommendations for income taxes. These recommendations essentially harmonize Canadian with U.S. GAAP and were applied retroactively without restating prior years. Accordingly, certain property, plant and equipment acquired at the formation of Norampac remained recorded at a lower value under Canadian GAAP. On December 29, 2006, Domtar sold its interest in Norampac, accordingly, Norampac was classified under discontinued operations.
(10) INVESTMENT TAX CREDITS
Under U.S. GAAP, the income tax expense has been reduced by $15 million in 2006 (2005 – $4 million; 2004 – $4 million) for investment tax credits related to research and development expenses, which had been recognized as a reduction of “Cost of sales” under Canadian GAAP.
(11) LONG-TERM DEBT DISCOUNT AND DEBT ISSUE COSTS
Under Canadian GAAP, long-term debt discount and debt issue costs are presented in “Other assets” as a deferred charge. U.S. GAAP requires that long-term debt discount and debt issue cost be reported as a direct reduction of long-term debt.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 23. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(C) DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP (CONTINUED)
(12) FOREIGN CURRENCY TRANSLATION ADJUSTMENTS
Under U.S. GAAP, foreign currency translation adjustments are included as a component of “Comprehensive income.” Under Canadian GAAP, the concept of comprehensive income exists but applies to fiscal years beginning on or after October 1, 2006. Foreign currency translation adjustments are included as a component of “Shareholders’ equity.”
(13) COMPREHENSIVE INCOME
U.S. GAAP requires the disclosure of “Comprehensive income” (section (D) – IV)). The concept of comprehensive income exists under Canadian GAAP, but applies to fiscal years beginning on or after October 1, 2006.
(14) CONSOLIDATED CASH FLOWS
Under U.S. GAAP, the Consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that the joint ventures would be shown as an equity investment and not proportionately consolidated.
(D) SUPPLEMENTARY DISCLOSURES
I) ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS
ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POST RETIREMENT PLANS
In the fourth quarter, Domtar adopted Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” which was issued by the FASB in September 2006. This Statement requires an employer to recognize the overfunded or underfunded status of defined benefit pension and other postretirement plans (other than multiemployer plans) as an asset or liability in its statement of financial position.
At December 31, 2006, just prior to the adoption of FAS 158, Domtar had an additional minimum pension liability of $162 million and an intangible asset of $59 million, with an offsetting amount in “Accumulated other comprehensive income (loss)” ($71 million, net of applicable taxes of $32 million).
On adoption of FAS 158, Domtar recognized the funded status of its defined benefit pension and other postretirement plans as follows:
—	Reversed the additional minimum pension liability of $162 million, the intangible asset of $59 million and the future income tax asset of $32 million that was recorded prior to adoption.

—	Adjusted its prepaid benefit cost asset and accumulated benefit liability by reducing “Other assets” by $104 million, increasing “Other liabilities and deferred credits” by $152 million and a reducing “Accumulated other comprehensive income (loss)” by $175 million, net of applicable taxes of $79 million. Domtar recorded a future income tax asset of $79 million.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 23. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(D) SUPPLEMENTARY DISCLOSURES (CONTINUED)
I) ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)
At December 31, 2006, subsequent to the adoption of FAS 158, Domtar has the following pension and post retirement related balances:

2006
$
Other assets	15
Future income tax assets	78

93

Other liabilities and deferred credits	264
Accumulated other comprehensive loss	(175)
Retained earnings	4

93

At December 31, 2006, “Accumulated other comprehensive income (loss)” includes unrecognized prior service costs of $52 million and unrecognized net actuarial loss of $123 that have not yet been recognized as components of net periodic benefit cost.
In accordance with the transitional provisions of the new standard, prior period financial statements were not restated.
QUANTIFYING FINANCIAL STATEMENT MISSTATEMENTS
In September 2006, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements” (SAB 108) to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 did not have an impact on the Company’s financial statements.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 23. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(D) SUPPLEMENTARY DISCLOSURES (CONTINUED)
II) DEFINED BENEFIT PENSION PLANS
The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,428 million, $1,349 million and $1,260 million, respectively, as at December 31, 2006 and $1,582 million, $1,475 million and $1,300 million, respectively, as at December 31, 2005.
Domtar expects the 2007 net periodic benefit cost to be approximately $56 million. The components of the expense are as follows:

$
Service cost	27
Interest cost	73
Expected return on plan assets	(75)
Amortization of prior service costs	11
Recognized actuarial loss (gain)	20

Net periodic benefit cost	56

III) INVENTORIES
Inventories under U.S. GAAP are comprised of the following:

	2006	2005
	$	$
Work in process and finished goods	338	352
Raw materials	106	160
Operating and maintenance supplies	126	129

	570	641

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 23. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(D) SUPPLEMENTARY DISCLOSURES (CONTINUED)
IV) COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Under U.S. GAAP, Domtar is required to disclose certain information about comprehensive income. This information is as follows:

	2006	2005	2004
	$	$	$
Comprehensive income (loss)
Net earnings (loss) in accordance with U.S. GAAP	256	(502)	(76)
Other comprehensive income
Additional minimum liability of defined benefit pension plans, net of taxes recovery of $57 million (2005 - expense of $50 million; 2004 - recovery of $16 million) (see (C)(1) above)	110	(95)	27
Unrealized gains (losses) on commodity hedging contracts	(2)	1	—
Unrealized gains (losses) on foreign currency hedging contracts, net of taxes recovery of $8 million (2005 - recovery of $7 million; 2004 - expense of $13 million)	(18)	(12)	26
Foreign currency translation adjustments	(1)	(11)	(45)

Comprehensive income (loss)	345	(619)	(68)

	2006	2005	2004
	$	$	$
Accumulated other comprehensive income (loss)
Additional minimum liability of defined benefit pension plans	—	(110)	(15)
Accounting change — Pension and other post retirement benefit plans (1 & 2)	(175)	—	—
Unrealized gains (losses) on commodity hedging contracts	(1)	1	—
Unrealized gains (losses) on foreign currency hedging contracts	(4)	14	26
Foreign currency translation adjustments	(202)	(201)	(190)

Accumulated other comprehensive income (loss)	(382)	(296)	(179)

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 23. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(D) SUPPLEMENTARY DISCLOSURES (CONTINUED)
V) IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED
FAIR VALUE MEASUREMENTS
In September 2006, FASB issued Statement No. 157, “Fair Value Measurements.” Statement 157 (FAS 157) establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Domtar is currently evaluating the effect that FAS 157 will have on its financial position and results of operations for fair value measurements incurred after the adoption of FAS 157 in fiscal 2008.
UNCERTAINTY IN INCOME TAXES
In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (FIN 48).” This interpretation which is in effect for fiscal years beginning after December 15, 2006, clarifies the accounting for uncertain tax positions recognized in a company’s financial statements in accordance with Statement 109. FIN 48 prescribes a more likely than not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification of a liability for unrecognized tax benefits, accounting for interest and penalties, accounting in interim periods, and expanded income tax disclosures. While Domtar is currently evaluating the impact of this interpretation on its first quarter 2007 financial statements, Domtar does not believe that the impact will be significant.
ACCOUNTING FOR PLANNED MAJOR MAINTENANCE ACTIVITIES
In September 2006, FASB issued Staff Position AUG AIR – 1, “Accounting for Planned Major Maintenance Activities.” This Staff Position prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The three accounting methods permitted under the Staff Position are: 1) direct expensing method, 2) built-in overhaul method and 3) deferral method. Domtar currently uses the accrue-in-advance method to allocate planned major maintenance costs within a given year. Domtar is required to adopt the Staff Position in the first quarter of 2007 and will reflect major maintenance costs in the periods incurred for all interim periods presented after the effective date of the Staff Position.

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 23. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(E) RECONCILIATION OF THE CONSOLIDATED EARNINGS ITEMS FROM CANADIAN GAAP TO U.S. GAAP

	2006	2005	2004
	$	$	$
Sales — Canadian GAAP	3,989	4,247	4,403
Joint ventures (7)	(28)	(10)	(14)

Sales — U.S. GAAP	3,961	4,237	4,389

Cost of sales — Canadian GAAP	3,392	3,720	3,798
Pension plans cost (1)	7	5	1
Other employee future benefit plans cost (2)	(1)	(3)	(1)
Investment tax credits (10)	15	4	4
Joint ventures (7)	(22)	(8)	(14)

Cost of sales — U.S. GAAP	3,391	3,718	3,788

Selling, general and administrative — Canadian GAAP	218	231	245
Joint ventures (7)	—	(1)	—

Selling, general and administrative — U.S. GAAP	218	230	245

Amortization — Canadian GAAP	284	329	325
Acquisition of E.B. Eddy (8)	21	80	6
Joint ventures (7)	(3)	(3)	(2)

Amortization — U.S. GAAP	302	406	329

Closure and restructuring costs — Canadian GAAP	35	317	49
Pension plans cost (1)	—	8	—
Other employee future benefit plans cost (2)	—	(2)	—

Closure and restructuring costs — U.S. GAAP	35	323	49

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 23. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(E) RECONCILIATION OF THE CONSOLIDATED EARNINGS ITEMS FROM CANADIAN GAAP TO U.S. GAAP (CONTINUED)

	2006	2005	2004
	$	$	$
Financing expenses — Canadian GAAP	150	144	141
Revenue stream hedge (3)	7	—	(4)
Joint ventures (7)	(1)	(1)	(1)

Financing expenses — U.S. GAAP	156	143	136

Share of joint ventures’ net (earnings) loss — Canadian GAAP	—	—	—
Joint ventures (7)	(1)	3	3

Share of joint ventures’ net (earnings) loss — U.S. GAAP	(1)	3	3

Derivative instrument loss — Canadian GAAP	—	—	—
Foreign currency hedging contracts (4)	—	—	12
Commodity hedging contracts (5)	—	—	2
Interest rate swap contracts (6)	10	13	13

Derivative instrument loss — U.S. GAAP	10	13	27

Income tax expense (recovery) — Canadian GAAP	24	(183)	(55)
Tax effect of the adjustments	(12)	(12)	(9)
Investment tax credits (10)	(15)	(4)	(4)
Joint ventures (7)	(1)	—	—

Income tax expense (recovery) — U.S. GAAP	(4)	(199)	(68)

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 23. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(F) RECONCILIATION OF THE CONSOLIDATED BALANCE SHEETS ITEMS FROM CANADIAN GAAP TO U.S. GAAP

	2006	2005
	$	$
Cash and cash equivalents — Canadian GAAP	649	83
Joint ventures (7)	(7)	(15)

Cash and cash equivalents — U.S. GAAP	642	68

Receivables — Canadian GAAP	305	294
Joint ventures (7)	13	(82)

Receivables — U.S. GAAP	318	212

Inventories — Canadian GAAP	575	715
Joint ventures (7)	(5)	(74)

Inventories — U.S. GAAP	570	641

Prepaid expenses — Canadian GAAP	14	11
Joint ventures (7)	—	(3)

Prepaid expenses — U.S. GAAP	14	8

Income and other taxes receivable — Canadian GAAP	18	16
Joint ventures (7)	—	(1)

Income and other taxes receivable — U.S. GAAP	18	15

Property, plant and equipment — Canadian GAAP	3,044	3,634
Acquisition of E.B. Eddy (8)	46	50
Formation of Norampac (9)	—	18
Joint ventures (7)	(15)	(398)

Property, plant and equipment — U.S. GAAP	3,075	3,304

Goodwill — Canadian GAAP	6	92
Acquisition of E.B. Eddy (8)	—	17
Joint ventures (7)	—	(86)

Goodwill — U.S. GAAP	6	23

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 23. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(F) RECONCILIATION OF THE CONSOLIDATED BALANCE SHEETS ITEMS FROM CANADIAN GAAP TO U.S. GAAP (CONTINUED)

	2006	2005
	$	$
Other assets — Canadian GAAP	275	309
Pension plans cost (1)	(200)	(93)
Intangible assets related to additional minimum liability (1)	—	77
Commodity hedging contracts (5)	(1)	—
Unrealized gains (losses) on foreign currency hedging contracts (4)	(6)	20
Long-term debt discount and debt issue costs (11)	(26)	(33)
Joint ventures (7)	(19)	(37)

Other assets — U.S. GAAP	23	243

Bank indebtedness — Canadian GAAP	62	21
Joint ventures (7)	—	(7)

Bank indebtedness — U.S. GAAP	62	14

Trade and other payables — Canadian GAAP	533	651
Pension plans cost (1)	3	—
Other employee future benefit plan cost (2)	6	—
Joint ventures (7)	(9)	(87)

Trade and other payables — U.S. GAAP	533	564

Income and other taxes payable — Canadian GAAP	20	29
Joint ventures (7)	(1)	—

Income and other taxes payable — U.S. GAAP	19	29

Long-term debt due within one year — Canadian GAAP	2	2
Joint ventures (7)	(1)	(1)

Long-term debt due within one year — U.S. GAAP	1	1

Long-term debt — Canadian GAAP	1,889	2,257
Long-term debt discount and debt issue costs (11)	(26)	(33)
Joint ventures (7)	—	(207)

Long-term debt — U.S. GAAP	1,863	2,017

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 23. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(F) RECONCILIATION OF THE CONSOLIDATED BALANCE SHEETS ITEMS FROM CANADIAN GAAP TO U.S. GAAP (CONTINUED)

	2006	2005
	$	$
Future income taxes — Canadian GAAP	285	292
Tax effect of the adjustments	(87)	(35)
Joint ventures (7)	—	(77)

Future income taxes — U.S. GAAP	198	180

Other liabilities and deferred credits — Canadian GAAP	223	331
Pension plans cost (1)	149	—
Additional minimum liability of defined benefit pension plans (1)	—	244
Other employee future benefit plans cost (2)	7	13
Revenue stream hedge (3)	(41)	(48)
Interest rate swap contracts (6)	—	(10)
Deferred gain on contribution of net assets to Norampac (7)	—	(34)
Joint ventures (7)	—	(32)

Other liabilities and deferred credits — U.S. GAAP	338	464

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 23. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(F) RECONCILIATION OF THE CONSOLIDATED BALANCE SHEETS ITEMS FROM CANADIAN GAAP TO U.S. GAAP (CONTINUED)

	2006	2005
	$	$
Retained earnings (deficit) — Canadian GAAP	308	(19)
Pension plans cost (1)	(65)	(63)
Other employee future benefit plans cost (2)	(11)	(10)
Revenue stream hedge (3)	26	32
Foreign currency hedging contracts (4)	—	(2)
Commodity hedging contracts (5)	—	(1)
Interest rate swap contracts (6)	—	6
Deferred gain on contribution of net assets to Norampac (7)	—	22
Acquisition of E.B. Eddy (8)	32	52
Formation of Norampac (9)	—	18

Retained earnings — U.S. GAAP	290	35

Accumulated foreign currency translation adjustments — Canadian GAAP	(202)	(205)
Additional minimum liability of defined benefit pension plans (1)	—	(110)
Accounting change — Pension and other post retirement benefit plans (1 & 2)	(175)	—
Unrealized gains (losses) on commodity hedging contracts (5)	(1)	1
Unrealized gains (losses) on foreign currency hedging contracts (4)	(4)	14
Joint ventures (7)	—	4

Accumulated other comprehensive income — U.S. GAAP	(382)	(296)

DOMTAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 24.

PROPOSED COMBINATION
In August 2006, Domtar signed a definitive agreement to combine with Weyerhaeuser’s fine paper business and related assets. Under the terms of the transaction, Weyerhaeuser’s fine paper business, consisting of 10 primary pulp and paper mills (seven in the United States and three in Canada), converting, forming and warehousing facilities, sales offices, two sawmills and logging and forest management operations will be transferred into a newly formed company for stock and a cash payment of US$1.35 billion to be provided by the new company through borrowings under a temporary credit facility. Weyerhaeuser intends to distribute the shares of the new company to its shareholders through an exchange offer. Domtar will combine with the newly formed company to create “Domtar Corporation.” At the time of the closing, the combined company will be owned approximately 55% by former Weyerhaeuser shareholders and 45% by former Domtar shareholders. The combination is subject to approvals by: the shareholders of Domtar by a special resolution; appropriate regulatory and other authorities (all of which have been obtained); as well as customary closing conditions. The transaction will be submitted to Domtar’s shareholders at a special meeting to be held on February 26, 2007 and is expected to close in March 2007. As a result of this transaction, Domtar will become an indirect subsidiary of the “Domtar Corporation,” a Delaware corporation.
NOTE 25.

COMPARATIVE FIGURES
To conform with the basis of presentation adopted in the current year, certain figures previously reported have been reclassified.

SUBSEQUENT EVENT
On March 7, 2007, the previously announced transactions to combine Domtar with the fine paper business and related assets of Weyerhaeuser Company was consummated. Under the terms of the transactions, Weyerhaeuser’s fine paper business, consisting of 10 primary pulp and paper mills (seven in the United States and three in Canada), converting, forming and warehousing facilities, sales offices, two sawmills and logging and forest management operations were transferred into a newly formed company for stock and a cash payment of US$1.35 billion provided by the new company through borrowings under a temporary credit facility. Domtar combined with the newly formed company to create Domtar Corporation. As a result of this transaction, Domtar became an indirect subsidiary of the Domtar Corporation, a Delaware corporation.

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

Domtar Inc.
Registrant:

	By:	/s / Razvan L. Theodoru
Razvan L. Theodoru
Vice-President and Secretary
Date: March 21, 2007